IAG
Insurance Australia Group

09045368

31 January 2009

SEC
Mail Processing
Section

Washington, DC
103

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

SUPPL

Dear Sirs,

Rule 12g3 – 2 (b) Exemption Documents: Insurance Australia Group Limited, file no 82-34821

Please find attached documents submitted in accordance with Rule 12g3 – 2(b) for Insurance Australia Group Limited, File no. 82 – 34821.

Yours truly

PROCESSED
MAR 02 2009
THOMSON REUTERS

Glenn Revell
Group Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

82-34821

Insurance Australia Group

1 September 2008

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
RETIREMENT OF DIRECTORS

As previously foreshadowed, Mr Neil Hamilton and Mr Rowan Ross retired from the Board of IAG effective 31 August 2008. Following these departures the IAG Board comprises eight directors: Mr James Strong (Chairman), Ms Yasmin Allen, Mr Hugh Fletcher, Ms Anna Hynes, Mr Brian Schwartz, Mr Phillip Colebatch, Mr Philip Twyman (all independent non executive directors) and Mr Mike Wilkins, Managing Director and Chief Executive Officer.

Yours sincerely

Glenn Revell
Group Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PHILIP TWYMAN
Date of last notice	9 July 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Perpetual Trustee Company Limited ATF First Dunedin Super Fund of which Mr Twyman is a beneficiary
Date of change	29 August 2008
No. of securities held prior to change	15,000
Class	Ordinary shares
Number acquired	10,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$39,243.12

+ See chapter 19 for defined terms.

No. of securities held after change	25,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract		
Nature of interest		
Name of registered holder (if issued securities)		
Date of change		
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed		
Interest acquired		
Interest disposed		
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation		
Interest after change		

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**INSURANCE AUSTRALIA GROUP LIMITED**
ABN	**60 090 739 923**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	NEIL HAMILTON
Date of last notice	14 April 2008
Date that director ceased to be director	31 August 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
145,549 Fully Paid Ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
N/A	

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**INSURANCE AUSTRALIA GROUP LIMITED**
ABN	**60 090 739 923**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	ROWAN ROSS
Date of last notice	29 November 2007
Date that director ceased to be director	31 August 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
186,849 Fully Paid Ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
N/A	

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Insurance Australia Group

12 September 2008

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
RESIGNATION OF COMPANY SECRETARY

We wish to advise that Mr Fraser MacLennan-Pike has resigned as a company secretary of IAG effective at today's date.

I wish to record my thanks and appreciation of Fraser's efforts in performing this role.

Yours sincerely,

Glenn Revell
Group Company Secretary

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

82-34821

Insurance Australia Group

17 September 2008

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
NO MATERIAL EXPOSURE TO AMERICAN INTERNATIONAL GROUP

We wish to advise that Insurance Australia Group (IAG) has no material exposure to American International Group, Inc (AIG).

Yours sincerely,

Glenn Revell
Group Company Secretary

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL WILKINS
Date of last notice	7 March 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	

No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	The Insurance Australia Group Share and Performance Award Rights Plan Trust Deed (Plan Trust Deed).
Nature of interest	Executive Performance Rights (EPRs) and Deferred Award Rights (DARs) granted by IAG Share Plan Nominee Pty Limited, the Trustee of the EPR and DAR Plan Trust in accordance with the Plan Trust Deed.
Name of registered holder (if issued securities)	Not applicable
Date of change	18 September 2008
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	750,000 EPRs. 57,000 DARs. The Plan Trust Deed provides that a participant in the EPR and DAR Plans has no legal or beneficial interest in Insurance Australia Group Limited ordinary shares by virtue of acquiring or holding EPRs and DARs.
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	The value of the 750,000 EPRs will generally become known around 3 years after the date of grant when the EPRs may first become exercisable subject to the satisfaction of applicable terms and conditions. No exercise price is applicable when EPRs are exercised. The value of the 57,000 DARs granted will become known progressively over a 3 year period as a portion of the allocation becomes exercisable each year over a 3 year period, subject to the satisfaction of applicable terms and conditions. An exercise price of $1 will be payable by the holder upon exercise of DARs, irrespective of the number of rights exercised by the holder.

+ See chapter 19 for defined terms.

Interest after change	1,000,000 Executive Performance Rights 57,000 Deferred Award Rights

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL WILKINS
Date of last notice	7 March 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	

+ See chapter 19 for defined terms.

No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	The Insurance Australia Group Share and Performance Award Rights Plan Trust Deed (Plan Trust Deed).
Nature of interest	Executive Performance Rights (EPRs) and Deferred Award Rights (DARs) granted by IAG Share Plan Nominee Pty Limited, the Trustee of the EPR and DAR Plan Trust in accordance with the Plan Trust Deed.
Name of registered holder **(if issued securities)**	Not applicable
Date of change	18 September 2008
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	750,000 EPRs. 57,000 DARs. The Plan Trust Deed provides that a participant in the EPR and DAR Plans has no legal or beneficial interest in Insurance Australia Group Limited ordinary shares by virtue of acquiring or holding EPRs and DARs.
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	The value of the 750,000 EPRs will generally become known around 3 years after the date of grant when the EPRs may first become exercisable subject to the satisfaction of applicable terms and conditions. No exercise price is applicable when EPRs are exercised. The value of the 57,000 DARs granted will become known progressively over a 3 year period as a portion of the allocation becomes exercisable each year over a 3 year period, subject to the satisfaction of applicable terms and conditions. An exercise price of $1 will be payable by the holder upon exercise of DARs, irrespective of the number of rights exercised by the holder.

+ See chapter 19 for defined terms.

Interest after change	1,000,000 Executive Performance Rights 57,000 Deferred Award Rights

IAG
Insurance Australia Group

19 September 2008

Manager, Company Announcement Office
Australian Securities Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

PRICING OF SHARES TO BE ALLOCATED UNDER THE DIVIDEND REINVESTMENT PLAN

IAG advises that ordinary shares to be allocated under the Company's Dividend Reinvestment Plan (DRP) will be priced at $4.1536 per share for the final dividend payable on 3 October 2008.

The DRP price was based on an average market price for the ten trading days from 8 September 2008 to 19 September 2008 inclusive.

Participating shareholders will be mailed a notice of their new shareholding on 3 October 2008.

Yours sincerely,

Glenn Revell
Group Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares (Ordinary Shares)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**10,077,977** Ordinary shares issued pursuant to the Dividend Reinvestment Plan (DRP) to shareholders who nominated participation in the DRP.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.1536 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued pursuant to the DRP
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 October 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,888,332,519	**Ordinary**
3,500,000	Reset Preference Shares (IAGPA)

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
77,500	Options over unissued shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 September 2008.
(Group Company Secretary)

Print name: Glenn Revell

== == == == ==

+ See chapter 19 for defined terms.

82-34821

Insurance Australia Group

3 October 2008

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

SEC Mail Processing Section

Washington, DC

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ("IAG")

Notice of Annual General Meeting 2008
Annual Report 2008
Annual Review 2008

Please find attached IAG's 2008 Notice of Annual General Meeting.

The Annual Report and Annual Review will immediately follow and each will be lodged separately.

Mailing of the above documents to shareholders commenced today. In the meantime, copies of these documents will be available at IAG's website www.iag.com.au.

Yours sincerely

Glenn Revell
Group Company Secretary

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

FOR THIS YEAR.

IAG
Insurance Australia Group

THE FIGURES: IN BLACK & WHITE.

ANNUAL REPORT 2008

Insurance Australia Group Limited ABN 60 090 739 923

ANNUAL REPORT.

CONTENTS	PAGE


THE FIGURES:
IN BLACK
& WHITE.
ANNUAL REPORT 2008
IN BLACK
& WHITE.
IAG

This annual report provides Insurance Australia Group's (IAG) financial report and other detailed information relating to the 2008 financial year. IAG has also published a separate annual review which provides a summary of IAG's operational performance, relating to financial and non financial measures. If you have not received IAG's annual review, an interactive version is available at www.iag.com.au/results or you can request a copy to be posted by contacting IAG's Share Registry (see inside back cover for contact details).

FIVE YEAR FINANCIAL SUMMARY.

All financial information for 2004 was prepared under previous Australian Accounting Standards (before applying International Financial Reporting Standards).

	2008 $M	2007 $M	2006 $M	2005 $M	2004 $M
Gross written premium	**7,793**	7,381	6,435	6,673	6,427
Gross earned premium	**7,765**	7,207	6,537	6,561	6,265
Reinsurance expense	**(470)**	(464)	(405)	(417)	(402)
Net earned premium	**7,295**	6,743	6,132	6,144	5,863
Net claims expense	**(5,155)**	(4,474)	(3,900)	(4,090)	(3,815)
Underwriting expenses	**(2,124)**	(1,862)	(1,699)	(1,624)	(1,500)
Underwriting profit	**16**	407	533	430	548
Investment income on assets backing insurance liabilities	**432**	360	310	516	244
Insurance profit	**448**	767	843	946	792
Investment income from equity holders' and external funds(i)	**41**	320	537	500	508
Other operating revenue	**487**	463	218	179	216
Share of net profit/(loss) of associates	**(3)**	5	2	–	–
Finance costs	**(101)**	(119)	(86)	(69)	(57)
Corporate and administration expenses	**(601)**	(455)	(265)	(258)	(268)
Amortisation expenses and impairment charges of intangible assets and goodwill(ii)	**(407)**	(73)	(14)	(13)	(118)
Financial services and life insurance result (net)	**–**	–	–	–	18
Gain on disposal of ClearView retirement services	**–**	–	–	–	61
Profit/(loss) before income tax	**(136)**	908	1,235	1,285	1,152
Income tax expense	**(90)**	(279)	(373)	(357)	(346)
Net profit/(loss)	**(226)**	629	862	928	806
Net profit attributable to minority interests	**(35)**	(77)	(103)	(117)	(141)
Net profit/(loss) attributable to equity holders of Insurance Australia Group Limited	**(261)**	552	759	811	665
Ordinary equity holders' equity ($ million)	**4,204**	4,660	3,491	3,378	2,999
Total assets ($ million)	**19,380**	21,637	16,972	17,102	16,291
PREMIUM GROWTH					
Gross written	**5.6%**	14.7%	(3.6%)	3.8%	24.8%
Net earned	**8.2%**	10.0%	(0.2%)	4.8%	26.5%
KEY RATIOS					
Loss ratio	**70.7%**	66.4%	63.6%	66.6%	65.1%
Expense ratio	**29.1%**	27.6%	27.7%	26.4%	25.6%
Combined ratio	**99.8%**	94.0%	91.3%	93.0%	90.7%
Insurance margin(iii)	**6.1%**	11.4%	13.7%	15.4%	13.5%
After tax return on ordinary equity(iv)	**(5.9%)**	13.5%	22.1%	24.5%	21.1%
SHARE INFORMATION					
Dividends per ordinary share—fully franked (cents)	**22.50**	29.50	42.00	26.50	22.00
Basic earnings per ordinary share (cents)	**(14.29)**	32.79	47.66	49.31	37.87
Ordinary share price at 30 June ($) (ASX: IAG)	**3.47**	5.70	5.35	6.01	5.00
Reset preference share price at 30 June ($) (ASX: IAGPA)	**85.00**	99.80	101.80	103.90	104.70
Reset exchangeable securities price at 30 June ($) (ASX: IANG)	**81.89**	100.09	100.00	99.00	n/a
Issued ordinary shares (million shares)	**1,878**	1,794	1,595	1,594	1,591
Issued reset preference shares (million shares)	**4**	6	6	6	6
Market capitalisation (ordinary shares) at 30 June ($ million)	**6,517**	10,226	8,533	9,582	7,954
Net tangible asset backing per ordinary share ($)	**0.93**	0.90	1.22	1.18	0.96

(i) This included an unrealised gain on embedded derivatives of $69 million for 2008.
(ii) This included impairment charges for acquired identifiable intangible assets and goodwill of $342 million for 2008.
(iii) Insurance margin is a ratio of insurance profit over net earned premium.
(iv) Net profit/(loss) attributable to ordinary equity holders to average ordinary equity holders' equity.

CORPORATE GOVERNANCE.

ITEM 1. IAG'S APPROACH TO CORPORATE GOVERNANCE

A. EVOLVING FRAMEWORK

The Group is committed to attaining a high level of corporate governance to ensure the future sustainability of the organisation and to create long term value for its shareholders. To achieve this, the Company promotes a culture that rewards transparency, integrity, meritocracy, teamwork and social responsibility.

The key corporate governance practices followed by the Group and its people are summarised below. They are not an exhaustive list of all corporate governance practices in place. Copies of IAG's board and board committee charters and key corporate governance policies can be found on IAG's website at www.iag.com.au.

B. REGULATORY ENVIRONMENT

The regulatory environment in which the Group conducts its business continues to have a major influence on the Group's corporate governance practices. Sound regulatory regimes are required to assist with stability and sustainability of the general insurance sector in the countries the Group operates or intends to operate.

The Group believes that active engagement with governments, regulators and industry and professional groups ensures that the interests of the Group and its stakeholders are properly considered in the formulation of proposals to improve corporate governance, the general insurance prudential regime and insurance industry practices. In this context, the Group strives for regulation that enhances, rather than stifles, competition; protects consumers; encourages efficiency; and promotes and sustains public confidence in general insurers and their products.

In the past year, the Group has again actively participated in the debate to improve Australia's corporate governance regime, making submissions to Federal and State Government committees and enquiries and regulators in relation to new legislation and regulation affecting the general insurance industry. The Group has also participated in a number of reviews of the New Zealand (NZ) regulatory and legislative framework.

In addition, IAG representatives continued to participate in forums, working parties and committees of domestic and overseas insurance industry associations, accounting and actuarial professional bodies to help formulate responses to proposals to improve corporate governance, risk management, prudential and financial reporting standards and practices that have particular application to the general insurance industry.

The Group has chosen to adopt early the Australian Securities Exchange (ASX) Corporate Governance Council's Corporate Governance Principles and Recommendations (2nd edition) (Principles) and report against them in this corporate governance statement.

Throughout the reporting period, the Group has complied with the Principles.

ASX CORPORATE GOVERNANCE PRINCIPLES AND RECOMMENDATIONS	WHERE YOU CAN FIND COMMENTARY ON HOW IAG APPLIES THESE PRINCIPLES
1. Lay solid foundations for management and oversight	Items 2A and 8A
2. Structure the board to add value	Items 2B–2G and 4
3. Promote ethical and responsible decision making	Items 5A–5B and 9
4. Safeguard integrity in financial reporting	Items 4A, 4C and 7C
5. Make timely and balanced disclosure	Items 5 and 6
6. Respect the rights of shareholders	Item 6
7. Recognise and manage risk	Items 4D and 7
8. Remunerate fairly and responsibly	Items 4B, 8 and pages 16 to 29 of the remuneration report

ITEM 2. THE BOARD OF DIRECTORS

A. ROLES AND RESPONSIBILITIES

The board

The board is accountable to shareholders for the performance, operations and affairs of the Group. The board's principal role is to govern, rather than manage, the Group.

The directors represent and serve the interests of the shareholders and collectively oversee and appraise the strategies, policies and performance of the Group.

The board is responsible for oversight of the Group, including:

- driving the strategic direction of the Group by setting goals and policies, and approving Group strategies and the annual corporate plan;
- selecting, regularly evaluating and, if necessary, replacing the chief executive officer (CEO);
- setting the Group's risk appetite;
- monitoring management's performance and the exercise of the board's delegated authority;
- appointing and, where appropriate, removing the Group chief financial officer (CFO) and the company secretary;
- reviewing CEO, CFO and senior management succession planning;
- providing advice and counsel to senior management;
- selecting appropriate candidates and recommending to IAG shareholders the election or removal of directors;
- evaluating board processes and performance of the board as a whole, as well as contributions by individual directors;
- monitoring financial performance and reporting;
- approving significant corporate initiatives including major acquisitions, projects and divestments and capital management transactions;
- reviewing the adequacy of systems to comply with all laws and regulations which apply to the Group and its businesses;
- monitoring key risk areas by ensuring the implementation of a suitable risk management and internal controls framework;
- ensuring that all relevant legal and commercial requirements are met in terms of proper reporting and disclosure; and
- setting standards for and ensuring that proper governance practices (including appropriate standards of ethical behaviour, corporate governance, social and environmental responsibility) are adhered to at all times.

The chief executive officer

The board has delegated responsibility for the overall management and performance of the Group, including all the day to day operations and administration of the Group, to the CEO, who is responsible for:

- fostering a culture that rewards transparency, integrity, meritocracy, teamwork and social responsibility;
- ensuring the ongoing development, implementation and monitoring of the Group's risk management and internal controls framework;
- ensuring the board is provided with accurate and clear information in a timely manner to promote effective decision making by the board; and
- ensuring all material matters affecting the Group are brought to the board's attention.

The CEO manages the Group in accordance with the policies, budget, corporate plan, and strategies approved by the board, and has the power to manage the Group, subject to the limits set out in the Charter of CEO Delegated Authority Limits (a copy of which can be found annexed to the IAG Board Charter on IAG's website at www.iag.com.au).

The chairman

The chairman provides leadership to the board and the Group. The chairman presides at board and general meetings of the Company. The chairman is responsible for ensuring the board discharges its role and works closely with the CEO in that regard. The roles of the chairman and the CEO are separate.

B. STRUCTURE AND COMPOSITION OF THE BOARD

Structure and composition

The Company's Constitution provides for a minimum of three directors and a maximum of 12 or less directors as determined by the directors from time to time. The directors have determined that, for the present, the maximum number of directors is eight.

The board currently comprises seven non-executive directors and one executive director, Michael Wilkins.

The board considers its size and composition at least annually. In considering the size and composition of the board, directors consider, among other things:

- the nature, size and complexity of the Group; and
- the efficiency and effectiveness of the board, balancing the need to have sufficient skills and expertise to fulfil the needs of the board and all its committees, with the need to maintain a board size where all directors can effectively participate and contribute.

The names of directors in office at the date of this report, their year of appointment, their designation as a non-executive independent or executive director and their experience, expertise and biographical details are set out on pages 9 to 11.

The board from time to time and as considered appropriate, engages reputable recruitment consultants to assist the board to identify suitable candidates for appointment to the board.

Director independence

The board has determined that the board must be comprised of a majority of independent non-executive directors and that the chairman must be an independent non-executive director.

The board will determine whether each director is independent, using the principles outlined in its charter.

Independence will be taken to be met under the Charter when a director is a non-executive director and:

- is not a substantial shareholder of the Company (a shareholder with 5% or more of the issued voting shares) or associated directly with a substantial shareholder of the Company;
- has not within the last three years been employed as an executive of the Company or any of its subsidiaries or been a director after ceasing to hold any such employment;
- has not within the last three years been associated with, or a principal of, a material professional advisor or material consultant to the Group, or an employee materially associated with the service provided;
- is not a material supplier or customer of the Group, or an officer of or otherwise directly or indirectly associated with a material supplier or customer;
- has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Group (as determined by the board in the case of each director); and
- is otherwise free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Group.

The directors have determined that an arrangement is material where the value of goods or services provided to the Group in the past three years accounts for 5% or more of the consolidated gross revenue or consolidated expenses of either the Group or the supplier/customer's corporate group over that three year period.

Non-executive directors are required to confirm their independence periodically while they remain in office. All current non-executive directors have confirmed their continued independence.

Potential conflicts of interest

Where the board is required to approve a transaction or arrangement with an organisation in which a director has an interest, the relevant director must disclose their interest and abstain from voting. Directors with potential conflicts do not serve on any board committees that are appointed to provide oversight of the implementation of transactions or arrangements, in which the other organisation plays a role.

C. DIRECTOR INDUCTION AND TRAINING

The Group encourages continuing professional education for each of its directors. All directors are expected to remain up to date in relation to issues affecting the Group, the general insurance industry and their duties as directors.

New directors and senior executives have access to an orientation programme to introduce the executive team and detail the Group's businesses. Orientation includes individual meetings with the CEO, Group executives and other senior management as well as site visits by new directors.

'101' workshops are conducted regularly to assist directors' education on topics which include fundamentals of general insurance, reinsurance and investment management.

Executive directors appointed to subsidiary and associated company boards are required to undertake director training and to demonstrate that they have undertaken ongoing development and training to continue to effectively and competently perform their roles as executive directors.

D. TENURE

It is expected that directors will continue as directors only for so long as they have the confidence of their fellow board members and the confidence of the Company's shareholders.

In September 2003, the board introduced a tenure policy to apply to non-executive directors to ensure the board comprises directors who collectively have the relevant experience and skills required and assist in maintaining the independence of the board. The policy today, amongst other things, provides that the standard tenure for a non-executive director would be up to 10 years, although the board has the discretion to invite directors to stand for an additional term which may take their total tenure beyond 10 years.

Tenure includes the aggregate period of service with the Company as well as service on the board of Insurance Australia Limited (formerly NRMA Insurance Limited) accrued prior to service as a director of the Company.

NON-EXECUTIVE DIRECTORS	TERM IN OFFICE AT IAG (AT THE DATE OF THIS STATEMENT)
James Strong	7 years
Yasmin Allen	3 years and 9 months
Phillip Colebatch	1 year and 8 months
Hugh Fletcher	1 year
Neil Hamilton*	8 years and 2 months
Anna Hynes	1 year
Rowan Ross*	8 years and 1 month
Brian Schwartz	3 years and 8 months
Philip Twyman	Appointed 9 July 2008

* Neil Hamilton and Rowan Ross retired from the board on 31 August 2008.

E. APPOINTMENT TERMS

Formal appointment letters have been issued to each non-executive director, including the chairman, to assist individual directors in understanding the role of the board and the corporate governance principles adopted by the board. The letters formally document the basis of each director's appointment, including the standard term of their appointments and, where applicable, the cessation of further accrual of retirement benefits.

The appointment letters also provide for:

- the right of non-executive directors to, upon providing prior notice to the chairman, obtain independent professional financial and legal advice, at the Company's expense, to assist with discharging their duties efficiently;
- measures used, and the processes to be applied, by the board to assess the individual performance of directors, details of which are set out in section F; and
- the expectation that directors will abide by the Company's Code of Ethics, Continuous Disclosure Policy and Security Trading Policy.

F. MEASURING THE PERFORMANCE OF DIRECTORS

The Nomination, Remuneration & Sustainability Committee (NRSC) conducts a formal review of the board's performance, composition and size at least every three years. A formal review of individual directors' performance was conducted in June 2005, with assistance and input from an independent board performance expert. The review process involves the completion of questionnaires by directors and Group executives, the collation of results and discussion with individual directors and the board as a whole led by the chairman.

Each director's performance is subject to evaluation by the chairman annually by discussion between the chairman and the director. Individual directors also evaluate the chairman's performance annually.

Measures of a director's performance will include:

- contribution of the director to board teamwork;
- contribution to debates on significant issues and proposals;
- advice and assistance given to management;
- in the case of the chairman's performance, the fulfilment of his or her additional role as chairman; and
- input regarding regulatory, industry and social developments surrounding the business.

G. BOARD OPERATIONS

The board meets formally at least eight times during the year. Scheduled board meetings are planned to be held interstate and in NZ annually.

Directors were also involved in a number of additional board meetings for specific purposes which, during the past year, principally related to the Group's response to a takeover proposal from QBE Insurance Group.

The board meets each September with the Group's executive team to review the Company's strategic plan and to set the Company's overall strategic direction.

Directors are encouraged to bring to board meetings objective independent judgement in relation to the matters under consideration, ask incisive, robust questions and require accurate, honest answers.

The board has unfettered access to Group executives, senior management and advisers.

Directors' attendance at board and committee meetings held during the year are shown at page 12 in the directors' report.

As part of the operation of both the board and standing board committees, directors set aside time in meetings from time to time to meet without the CEO and/or management representatives present. The board usually also meets with the CEO (without other executive management present) at the commencement of each scheduled board meeting.

Senior management representatives frequently attend board meetings at the board's invitation. Directors receive agendas, board papers and minutes in advance of meetings in hard copy form or may access and download this information from a secure website established for this purpose.

ITEM 3. COMPANY SECRETARIES

The Company has appointed two company secretaries who are responsible to the board for ensuring board procedures are complied with and who also provide advice and counsel to the board in relation to the Company's Constitution, corporate governance, investor relations and other matters.

The qualifications and experience of IAG's company secretaries are set out at page 11.

ITEM 4. STANDING COMMITTEES

The Company has three standing board committees, each with charters and established operating procedures. Copies of the committee charters, each of which was updated during the past year, are available on IAG's website www.iag.com.au.

A. COMMITTEE PROCESSES

All standing board committees are required to have at least three members and currently comprise only independent non-executive directors. Each committee meets at least four times each year.

The committees have unfettered access to Group executives, senior management and advisors. The CEO, Group executives and senior management are invited to meetings as required. All directors have access to committee papers and may attend any committee meeting.

The chairs of the committees give oral reports on outcomes at the board meeting immediately following each committee meeting and copies of all committee minutes are made available to the full board.

Each committee annually reviews fulfilment of its responsibilities under its respective charter. Performance of each committee is reviewed at the same time as the board conducts its review of performance.

B. NOMINATION, REMUNERATION & SUSTAINABILITY COMMITTEE

The four members of the NRSC are currently Brian Schwartz (Chairman), Yasmin Allen, Rowan Ross until 31 August 2008 and James Strong.

The main responsibilities of this committee include:

- formally reviewing board performance, size and composition at least every three years, and recommending candidates for appointment to the board;
- providing assistance to the chairman on the review of the performance of individual directors and making recommendations on the operation of the board;
- approving the Group's remuneration policies and governance practices relating to directors' and executives' remuneration, succession planning and incentive schemes, recruitment, retention and termination policies;
- making recommendations to the board in respect of the remuneration of non-executive directors of the Company and the CEO including incentive and equity based remuneration;
- approving the remuneration of non-executive directors appointed to subsidiary and associated companies' boards and committees and to executive committees as well as the direct reports to the CEO;
- reviewing management succession and leadership development plans for executive and other key management positions;
- reviewing the continuous improvement of human resource policies and practices against relevant benchmarks to achieve best practice;
- providing oversight on how the Group ensures it acts with a high standard of social, environmental and ethical responsibility and making recommendations to the board and management in relation to policies for these areas to enhance the corporate reputation and business performance of the Group;
- monitoring how effectively the views of IAG's key stakeholder groups (people, customers, community and shareholders) are considered, compliance with IAG's published social, environmental and ethical responsibility policies and practices and the level of their integration into the business; and
- considering the social, environment and ethical impacts of the Group's business practices and setting standards for social, environmental and ethical practices.

C. AUDIT COMMITTEE

The three members of the Audit Committee are currently Yasmin Allen (Chairman), Hugh Fletcher and Brian Schwartz.

All three members have financial management experience and one has accounting experience.

The main responsibilities of this committee include:

- assisting the board and insurer subsidiary boards to discharge the responsibility to exercise due care, diligence and skill in relation to the integrity of the Group's internal and external financial and statutory reporting;
- reviewing the appropriateness of the Group's accounting policies and principles and monitoring the application of accounting and actuarial standards, policies and practices in the preparation of full and half year financial and statutory reports;
- reviewing and assessing significant estimates and judgements in financial and statutory reports and monitoring management processes for ensuring compliance with laws, regulations and other requirements relating to the Group's external financial and statutory reporting;
- assessing information from the external auditors, internal audit and risk and compliance functions that affects the quality of external and internal financial and statutory reports;
- reviewing external auditor engagement, remuneration, independence and effectiveness;
- making recommendations to the board on the appointment, reappointment, removal and remuneration of the external auditor and monitoring his/her effectiveness;
- monitoring compliance with an agreed framework for dealing with the external auditor's firm for the provision of other services to ensure that such services and any relevant relationships do not compromise their objective and impartial judgement;
- approving the internal annual audit plan and monitoring progress against the plan;
- monitoring the independence and effectiveness of the internal audit function and overseeing adherence to the Group Internal Audit Charter;
- making recommendations to the board on the appointment and removal of the Group's appointed actuaries; and
- reviewing the terms of appointment, reappointment and removal of the Group's external peer review actuary.

The Audit Committee is also empowered as the audit committee of IAG's subsidiaries that are authorised general insurers in Australia, except for Insurance Manufacturers of Australia Pty Limited (IMA), which has a separate Audit, Risk Management & Compliance Committee. In addition, the Audit Committee acts as the audit committee for IAG Finance (New Zealand) Limited, a company with debt securities listed on the ASX.

D. RISK MANAGEMENT & COMPLIANCE COMMITTEE

The four members of the Risk Management & Compliance Committee (RMCC) are currently Rowan Ross (Chairman) until 31 August 2008, Phillip Colebatch, Anna Hynes and Neil Hamilton until 31 August 2008.

The main responsibilities of this committee include:

- reviewing and recommending for approval by the board the Group's Risk Management Strategy (RMS) and Reinsurance Management Strategy (REMS);
- overseeing the Group's risk management systems, practices and procedures to ensure effectiveness of risk identification and management, and compliance with internal guidelines and external requirements;
- receiving reports from management on the Group's risk management framework to identify, assess and monitor all material group risks, including: strategic, market (including investment, derivatives, liquidity), insurance (including product, pricing, underwriting, liability, claims management and reinsurance risks), credit and operational risks, to ensure the effective management of all such risks;
- reviewing and receiving reports from management in relation to the effectiveness of the Group's risk management framework and internal control systems;
- reviewing and monitoring the effectiveness of, and approving the terms of reference for, key risk management governance frameworks, including management committees;

- reviewing and approving the reinsurance renewal strategies and the implementation of reinsurance renewal strategies;
- approving, in conjunction with the Audit Committee, the internal annual audit plan and monitoring progress against the plan;
- making recommendations to the board on the appointment and removal of the head of group risk & compliance and monitoring his/her effectiveness;
- ensuring that a properly resourced risk management and compliance framework and structure exists throughout the Group and that appropriate reporting and monitoring systems are in place;
- ensuring that policies and procedures are in place for Group employees to confidentially raise concerns and that these are appropriately addressed;
- approving the scope, cover and cost of the Group's corporate insurance program; and
- reviewing the Group's crisis management, business continuity and disaster recovery plans.

The RMCC is also empowered as the risk management and compliance committee of IAG's subsidiaries that are authorised general insurers in Australia, except for IMA, which has a separate Audit, Risk Management & Compliance Committee.

ITEM 5. PROMOTING ETHICAL AND RESPONSIBLE DECISION MAKING

The Group takes ethical and responsible decision making very seriously. It expects its employees and directors to do the same, as reflected in its internal Groupwide ethical principles, outlined in the IAG Code of Ethics, The Way We Choose to do Business.

A. IAG CODE OF ETHICS

The IAG Code of Ethics has been developed to provide all Group employees with a framework to make good, informed business decisions and to act on them with integrity. The Code sets out the principles to guide the behaviours of every employee in the Group. This means that when the Group's stakeholders interact with its employees they should feel assured that employees will act in a responsible, ethical, transparent and honest way, wherever the Group operates.

The Code applies to all employees of entities where IAG has majority ownership or which are otherwise to be considered IAG subsidiaries and to all non-executive directors.

In some regions, the IAG Code of Ethics is also supported by a Code of Conduct which provides more specific guidance for operating in the local legal and regulatory environments.

Copies of the Codes of Conduct for Australia and NZ are available at the Group's website www.iag.com.au.

B. WHISTLEBLOWING

Employees are encouraged to raise any material matters of concern through the Group's management structure as part of the Group's objective of building a culture where people perform their duties in an ethical and appropriate manner.

The Group is proactive about preventing, detecting and investigating all instances of suspected serious inappropriate behaviour. ActionLine, an independent whistleblowers' hotline, was introduced to capture the most serious incidents of inappropriate behaviour within the organisation and to encourage employees to raise other material matters of concern that they believe have not been appropriately addressed through the Group's management structure. This can be done anonymously through the external provider via web application, telephone, email and facsimile.

C. CONTINUOUS DISCLOSURE POLICY AND SECURITY TRADING POLICY

The Group's Continuous Disclosure Policy and Security Trading Policy reinforce its commitment to continuous disclosure, as well as the responsibility of all employees regarding inside information and insider trading.

The Continuous Disclosure Policy includes a protocol outlining how information is released to the public and provides examples of what could constitute inside information.

The Security Trading Policy sets the framework for employee dealings in IAG securities, and aims to prevent employees from inadvertently breaching insider trading laws. The protocol specifies that directors, Group executives and designated employees may only trade in IAG securities in the four week trading window beginning two trading days after the Group's half year and full year results announcements and the annual general meeting (AGM) or any other period approved by the board, subject to these persons not being in possession of inside information as defined by the law.

In addition, IAG directors, Group executives and certain designated executives may only trade in IAG securities in these periods after they have received prior consent from the NRSC and complied with any conditions on trading in IAG securities that the committee imposes, subject again to not being in possession of inside information as defined by the law.

Each of the IAG directors is required to notify the Company of the existence of any margin loans or similar financial products to which they or their associates are a party in relation to any IAG securities where the percentage of a class of IAG securities held by the IAG directors in aggregate exceeds 1% of the total number of securities on issue.

Designated persons including IAG directors and Group executives may not enter into transactions or arrangements that operate to limit the economic risk of unvested entitlements (such as performance award rights and deferred award rights) to IAG securities. In addition these designated persons must notify the NRSC before entering into transactions in associated products which operate to limit the economic risk of their vested security holdings in the Company.

Copies of the Group's Security Trading Policy and Continuous Disclosure Policy are available at www.iag.com.au.

Directors and management are encouraged to assist in the process of the board identifying, evaluating and reporting on matters to comply with the provisions of the Corporations Act and the ASX Listing Rules in relation to continuous disclosure so as to keep markets fully informed.

ITEM 6. SHAREHOLDERS

In keeping with the Code of Ethics and the spirit of continuous disclosure, the Group is committed to ensuring shareholders are informed of significant developments for the Group. Regular announcements to the ASX are posted on IAG's website, www.iag.com.au.

In accordance with its Continuous Disclosure Policy, IAG is committed to ensuring all investors have access to information on IAG's financial performance. IAG posts on its website all investor and media material released to the ASX, including:

- annual and interim reports;
- investor and media releases and presentations of half and full year results;
- investor and media releases and presentations to the AGM;
- notices of general meetings and explanatory material;
- webcasts of CEO and CFO presentations at half and full year results and the AGM;
- the chairman's and CEO's addresses to the AGM;
- investor and media releases and presentations regarding divestments and acquisitions;
- investor and media presentations given at investor strategy sessions and other one off events; and
- all other information released to the market.

Copies of all ASX announcements, media releases and financial information since the Company was listed on the ASX in 2000 are available on the Company's website.

There are approximately 58,000 shareholders who have registered their email address to be advised when shareholder communications including the annual and half year reports, dividend advices and holding balance statements are available electronically. The Company has recently introduced a new email system to alert security holders who register for this service when new media releases, financial announcements, presentations and annual reports are released to the market by the Company.

Media coverage of key events is also sought as a means of delivering information to shareholders and the market. Formal communication with shareholders is also conducted via the annual report, annual review, half year report and at the AGM.

The Group is mindful of the need to consider best practices in the drafting of notices for general meetings and other communications with shareholders to ensure that its notices of meetings are honest, accurate, informative and not misleading.

Electronic proxy and direct voting are available to IAG shareholders and help to facilitate ease and timeliness of and lodgement by shareholders of their voting on resolutions to be put to general meetings.

Shareholders are encouraged to attend general meetings and ask questions of the chairman and the board.

The external auditor attends general meetings and is available to answer shareholders' questions concerning the conduct of the audit, the preparation and content of the auditor's report, the accounting policies adopted and audit independence.

Shareholders may raise any issues or concerns at any time by contacting the Company. Shareholders should email their questions or comments to investor.relations@iag.com.au or write to the chairman or company secretary at Insurance Australia Group Limited, Level 26, 388 George Street, Sydney NSW 2000, Australia.

ITEM 7. RISK MANAGEMENT

Managing risk is central to the sustainability of the Group's business and delivery of value to shareholders. The Group's risk management framework is based on the interaction of the oversight structure, internal policies, key management processes and culture.

The underlying principles that influence the Group's approach to risk management are:

- risk is part of business—risk management is not about trying to avoid all risks, rather risks need to be identified, understood and assessed against the levels of risk the Group is willing to take, and appropriately managed and monitored; and
- a proactive risk management culture provides the foundation for appropriate and sustainable risk management.

A. OVERSIGHT STRUCTURE

The following key forums and roles oversee the Group's management of risk. These are summarised below and detailed in approved charters and role descriptions.

The Executive Committee (EXCo) provides the operational oversight and management of the Group's risks and risk management framework.

The EXCo is responsible for:

- reviewing corporate strategies and the performance of the Group and its business units compared to budgets and corporate plans;
- overseeing implementation of board approved policies;
- formulating recommendations to the board concerning issues related to capital management and risk management, including credit risk and asset allocation;
- overseeing the ongoing implementation of, and compliance with, the Group's RMS and REMS and monitoring the Group's risks;
- authorising capital allocation to major projects within financial delegation limits approved by the board;
- conducting periodic financial performance reviews of the Group's businesses;
- reviewing the Group's performance in the areas of health, safety, environment and community performance;
- reviewing risk governance arrangements established by the Group's corporate office and business units;
- reviewing human resource performance and reward strategies; and
- promoting and reinforcing the Group's risk management culture.

The EXCo comprises Michael Wilkins (Chairman) and his Group executive team.

Management is currently reviewing the Group's executive risk management structures, including its remaining Group executive committees, the Asset & Liability and the Underwriting & Pricing Policy committees, with a view to streamlining these structures.

B. INTERNAL POLICIES

The RMS describes the Group's overarching risk management policy. This includes risk governance processes, the Group's risk appetite, key accountabilities and minimum standards relating to key risk management processes. The RMS also highlights the operational policies governing the required management of certain categories of risk, outlined in the diagram 'IAG's risk categories'.

The main aim of the RMS is to describe the risk management framework within the Group. The RMS is a primary input to, and evolves with, IAG's corporate strategy.

It is a statement of minimum acceptable standards for managing the full spectrum of risks associated with pursuing the Group's corporate intent.

The RMS is reviewed annually by the RMCC before being recommended for adoption by the board.

C. KEY RISK MANAGEMENT PROCESSES

The board and management employ the following key processes to meet, as well as monitor, the requirements of the Group's RMS.

Management assurance framework

This is a framework of self assessment questions posed every six months to, and answered by, management relating to the effectiveness of risk management processes and internal controls. The answers support the CEO, CFO and board declarations on risk management, internal control and external financial reporting.

The board has received assurance from the CEO and CFO that the declaration provided in accordance with section 295A of the Corporations Act 2001 is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.

Underpinning this Group level CEO/CFO assurance is assurances received from business unit CEO's plus appropriate executive level management attesting to the effectiveness of business unit risk management and internal control processes and assurance as to substantial compliance with the Group's RMS. In addition to this periodic assurance process, the Group's risk management and internal audit functions provide regular reports to the RMCC and Audit Committee on the operation of the Group's risk management framework, the status of key risks in relation to the Group's risk appetite, details of significant audit findings, risk and compliance incidents, and risk framework changes.

INTERNATIONAL RISK MANAGEMENT FRAMEWORK



IAG board
Risk Management & Compliance Committee (RMCC)
Audit Committee
Nomination, Remuneration & Sustainability Committee (NRSC)
Subsidiary boards and audit/ risk/compliance committees
BOARD
Customers
Shareholders
Executive Committee (EXCo)
Group Underwriting & Pricing Policy Committee (UPPCo)
Group Asset & Liability Committee (ALCo)
EXECUTIVE COMMITTEES
Community
CEO, CFO
Corporate treasurer
Group risk/regional CRO functions
Group legal
External/appointed auditor
Internal audit
Appointed & external peer review actuaries
OVERSIGHT ROLES
Regulators
EXTERNAL STAKEHOLDERS
Business unit risk functions
OH&S representatives
Project managers
All managers
Entire workforce
EXECUTION ROLES

Risk profiling
Each business unit identifies, assesses, and designs controls and related action plans for risks to achieving business objectives.

Risk reporting
Reporting on risk management initiatives and issues is supplied to:

- EXCo by each business unit;
- the RMCC and Audit Committee; and
- regulators and industry groups, where relevant and appropriate.

In addition, the RMCC and Audit Committee receive regular reports monitoring the status of the Group's risk appetite and enterprise risk profile which shows trends of each of the Group material risks and their estimated impact on the Group.

Internal audit
Internal independent reviews of key risk areas, processes, projects and management assertions about risk management and internal control are undertaken by the internal audit function (group audit & risk). The head of this function reports to the group executive, corporate office and the Audit Committee.

Independent auditor's reviews
External independent reviews of key financial risk areas, processes and issues are also carried out by the independent auditor.

D. CULTURE

The board and management actively promote a culture of integrity, transparency, teamwork, meritocracy, and social responsibility, and encourage early and open communication of risk. To facilitate this culture, open access is provided to the CEO and the chairs of the board and its standing committees.

In particular, the Group has established:

- mechanisms for rapid escalation of important matters to relevant executives and/or board members;
- performance incentives for management aimed at encouraging a proactive risk management culture; and
- a whistleblowing process through ActionLine.

ITEM 8. REMUNERATION FRAMEWORK

Details of the Group's remuneration policies for its non-executive directors and executives, the relationship of these policies to IAG's performance and details of the remuneration paid to the non-executive directors and to relevant executives are disclosed in the remuneration report on pages 16 to 29.

A. PERFORMANCE ASSESSMENT—EXECUTIVES

Financial and non financial goals are set for each executive in conjunction with the CEO at the commencement of each financial year. The goals are stretch goals and are designed to encourage executives to strive for exceptional performance. Measuring achievement against these goals is the basis for assessing an individual executive's performance. At the end of the financial year the CEO completes a formal review of each executive's performance. This assessment is the basis for determining any short term incentive payments and for allocating long term incentives, both of which require approval by the NRSC. Financial and non financial goals and performance of the CEO are determined and assessed by the board using the approach outlined above.

Performance evaluations for senior executives took place during the past year in accordance with the above process.

Further detail on short and long term incentives of the CEO and executives are set out in the remuneration report on pages 17 to 20.

ITEM 9. RESPONDING TO OUR STAKEHOLDERS

The Group recognises that its business has an impact on the community, the environment and the wider economy, and believes it must operate in a way that responds to these impacts effectively to meet its commitments to shareholders, customers and employees.

The Group is committed to ensuring it has appropriate policies and agreed practices to guide its actions, including employee practices, conduct in the marketplace, environmental care, governance and ethical conduct, occupational health and safety, human rights and community involvement.

The Group reports annually on its social, economic and environmental performance against a series of indicators. This year, the results of sustainability performance will for the first time be incorporated into the annual review. This demonstrates the ongoing commitment to ensuring sustainability issues are considered as part of IAG's overall performance. The results across the indicators can also be found at IAG's website, www.iag.com.au.

Ongoing stakeholder dialogue is a key element that drives the Group's sustainability based initiatives. IAG has continued to undertake extensive stakeholder dialogue on key issues and activities in the business. IAG conducts ongoing research of stakeholder perceptions of the Group's sustainability work, and regularly tests the extent to which stakeholders believe that IAG is successfully addressing relevant social and environmental issues. In the 2008 IAG employee engagement survey, Your Voice, 80% of IAG's employees in Australia responded that they value IAG's focus on balancing its social, environmental and financial responsibilities.

The Group's Expert Community Advisory Committee, established in 2006, has advised Group executives throughout the year on economic, social, environmental and cultural issues that may impact the Group's standing within the communities in which it operates.

Finally, through some of IAG's major operating brands such as NRMA Insurance, SGIO and SGIC, several customer offers encourage positive sustainability outcomes and appeal to customer attitudes. For example, NRMA Insurance, SGIO and SGIC continue to offer lower motor insurance premiums for highly fuel efficient vehicles, plus offer opportunities for customers to offset the carbon emissions from their vehicles via the Climate Help website (available at www.climatehelp.com.au).

IAG will continue to investigate and implement practical customer offers that make business sense and have concurrent social and environmental benefits.

IAG'S RISK CATEGORIES


Operational
Corporate and strategic
Reinsurance
Underwriting
Credit quality
RISK MANAGEMENT FRAMEWORK
Distribution
Investments and derivatives
Claims management
Capital management
Liquidity
Reserving

DIRECTORS' REPORT.

The directors present their report together with the financial report of Insurance Australia Group Limited and the consolidated financial report of Insurance Australia Group Limited and its subsidiaries for the financial year ended 30 June 2008 and the auditor's report thereon.

The following terminology is used throughout the financial report:

- IAG, Parent or Company—Insurance Australia Group Limited; and
- IAG Group, Group or Consolidated entity—the Consolidated entity consists of Insurance Australia Group Limited and its subsidiaries.

DIRECTORS OF INSURANCE AUSTRALIA GROUP LIMITED

The names and details of the Company's directors in office at any time during or since the end of the financial year up to 22 August 2008 (date of this report) are as follows. Directors were in office for the entire period unless otherwise stated.

CHAIRMAN

JAMES (JA) STRONG
AO
Independent non-executive director. Age 64.

INSURANCE INDUSTRY EXPERIENCE
James Strong was appointed as Chairman of IAG in August 2001. He is a member of the IAG Nomination, Remuneration & Sustainability Committee.

OTHER BUSINESS EXPERIENCE
James is also Chairman of Woolworths Limited, Rip Curl Group Pty Limited and the Australia Council for the Arts. He is a director of Qantas Airways Limited and the Australian Grand Prix Corporation.

James was formerly the chief executive and managing director of Qantas Airways Limited from 1993 to 2001, group chief executive of DB Group Limited in New Zealand, national managing partner and later chairman of law firm Corrs Chambers Westgarth, chief executive of Trans Australian Airlines (later Australian Airlines) and executive director of the Australian Mining Industry Council.

He has been admitted as a barrister and/or solicitor in various state jurisdictions in Australia. In 2006 James was made an Officer of the Order of Australia.

Directorships of other listed companies held in past three years:

- Woolworths Limited since 10 March 2000;
- IAG Finance (New Zealand) Limited since 9 November 2004; and
- Qantas Airways Limited since 1 July 2006.

MANAGING DIRECTOR

MICHAEL (MJ) WILKINS
BCom, MBA, DLI, FCA
Chief Executive Officer. Age 51.

INSURANCE INDUSTRY EXPERIENCE
Michael Wilkins was appointed as Managing Director and Chief Executive Officer in May 2008 after holding the position of chief operating officer and director of IAG since November 2007.

Michael has more than 25 years experience in the insurance and financial services sector.

Michael was formerly the managing director of Promina Group Limited (from August 1999 to March 2007), managing director of Tyndall Australia Limited, president (from 2003 to 2005) and director of the Insurance Council of Australia and a director of IFSA.

OTHER BUSINESS EXPERIENCE
He is currently a non-executive director of Maple-Brown Abbott Limited and a former non-executive director of Alinta Limited.

In 2004, Michael was voted as Outstanding Chartered Accountant in Business and in 2005 as ANZIIF Insurance Personality of the Year.

Directorships of other listed companies held in past three years:

- Promina Group Limited from 1 August 1999 to 20 March 2007;
- Alinta Limited from 18 July 2005 to 31 August 2007; and
- IAG Finance (New Zealand) Limited since 28 May 2008.

OTHER DIRECTORS

YASMIN (YA) ALLEN
BCom, FAICD
Independent non-executive director. Age 44.

INSURANCE INDUSTRY EXPERIENCE
Yasmin Allen was appointed as a director of IAG in November 2004. She is Chairman of the IAG Audit Committee and a member of the IAG Nomination, Remuneration & Sustainability Committee. Yasmin served six years on the board of the Federal Government's Export Finance and Insurance Corporation.

OTHER BUSINESS EXPERIENCE
Yasmin has extensive experience in investment banking as an equities analyst and in senior management. She is currently a director of Macquarie Specialised Asset Management (and Chairman of its Audit Committee) and a member of the Salvation Army advisory board. Yasmin was a non-executive director of Film Australia.

Yasmin was formerly a vice president at Deutsche Bank AG, a director at ANZ Investment Bank in Australia, an associate director at James Capel UK Ltd (HSBC Group) and an analyst at Kleinwort Benson plc Investment Bank in the UK.

Directorships of other listed companies held in past three years:

- None.

PHILLIP (PM) COLEBATCH
BE (Hons), BSc, DBA, SM
Independent non-executive director. Age 63.

INSURANCE INDUSTRY EXPERIENCE
Phillip Colebatch was appointed as a director of IAG in January 2007. He is a member of the IAG Risk Management & Compliance Committee.

Phillip has served on the group executive boards of Swiss Re and Credit Suisse.

OTHER BUSINESS EXPERIENCE
Prior to joining Swiss Re as division head, capital management and advisory, he spent 17 years with the Credit Suisse Group where, in addition to his board position, he served as chief financial officer and then chief executive officer of Credit Suisse Asset Management. He has also served as head of European banking activities for Credit Suisse First Boston. Phillip began his career with Citicorp in New York and has held a number of senior investment banking roles at Citicorp in Asia and the UK.

Phillip is a non-executive director of Lend Lease Corporation Limited (appointed December 2005) and Man Group plc.

Directorships of other listed companies held in past three years:

- Lend Lease Corporation Limited since 1 December 2005; and
- Man Group plc since 1 September 2007.

HUGH (HA) FLETCHER
BSc/BCom, MCom (Hons), MBA
Independent non-executive director. Age 60.

INSURANCE INDUSTRY EXPERIENCE
Hugh Fletcher was appointed as a director of IAG in September 2007 and as a director of the IAG New Zealand Limited board in July 2003. He is a member of the IAG Audit Committee.

Hugh was formerly chairman (and independent director since December 1998) of New Zealand Insurance Limited and CGNU Australia.

OTHER BUSINESS EXPERIENCE
Hugh is also a non-executive director of the Reserve Bank of New Zealand, Fletcher Building Limited, Rubicon Limited and Vector Limited and Chancellor of The University of Auckland.

Hugh was formerly chief executive officer of Fletcher Challenge Limited, a New Zealand headquartered corporation with assets in the global building, energy, forestry and paper industries. Hugh retired from an executive position in December 1997 after 28 years as an executive, 11 of which he served as chief executive.

Directorships of other listed companies held in past three years:

- Fletcher Building Limited since 31 January 2001.

NEIL (ND) HAMILTON
LLB
Independent non-executive director. Age 56.

INSURANCE INDUSTRY EXPERIENCE
Neil Hamilton was appointed as a director of IAG in June 2000 and as a director of Insurance Australia Limited (formerly NRMA Insurance Limited) in 1999. He is a member of the IAG Risk Management & Compliance Committee.

OTHER BUSINESS EXPERIENCE
Neil is also the Chairman of IRESS Market Technology Limited, Mount Gibson Iron Limited and Northern Iron Limited and a director of Metcash Limited and Programmed Maintenance Services Limited.

Neil was formerly the chairman of Western Power Corporation.

Directorships of other listed companies held in past three years:

- Integrated Group Limited from 2 August 1999 to 8 June 2007;
- IRESS Market Technology Limited since 15 September 2000;
- Mount Gibson Iron Limited since 24 April 2007;
- Programmed Maintenance Services Limited since 8 June 2007;
- Northern Iron Limited since 5 November 2007; and
- Metcash Limited since 7 February 2008.

ANNA (A) HYNES
BSc (Hons), MBA
Independent non-executive director. Age 49.

INSURANCE INDUSTRY EXPERIENCE
Anna Hynes was appointed as a director of IAG in September 2007. She is a member of the IAG Risk Management & Compliance Committee. Anna was formerly a non-executive director of Promina Group Limited.

OTHER BUSINESS EXPERIENCE
Anna has over 20 years experience in general management and marketing roles in financial services and consumer products companies. She has worked in the UK, Asia and the USA, as well as Australia and New Zealand.

Anna spent most of her executive career at American Express where she held a number of senior positions, most recently country head, New Zealand.

Anna was formerly a non-executive director of Country Road Limited.

Directorships of other listed companies held in past three years:

- Country Road Limited from 5 February 2003 to 31 January 2006; and
- Promina Group Limited from 6 December 2004 to 20 March 2007.

ROWAN (RA) ROSS
BEc, BCom, FCPA, SF Fin
Independent non-executive director. Age 59.

INSURANCE INDUSTRY EXPERIENCE
Rowan Ross was appointed as a director of IAG in July 2000 and acted as chairman from April 2001 to August 2001. He is Chairman of the IAG Risk Management & Compliance Committee and a member of the IAG Nomination, Remuneration & Sustainability Committee.

OTHER BUSINESS EXPERIENCE
Rowan has over 35 years experience in investment banking. He is currently Chairman of Macquarie Capital Alliance Group and an executive director of Macquarie Capital Advisers Limited.

Rowan was formerly the chairman of Bankers Trust Investment Bank, Sydney Dance Company and the Australian Major Performing Arts Group and national president of the Securities Institute of Australia. He is currently Chairman of Sydney IVF Limited and Brandenburg Ensemble Limited and a director of the Australian Major Performing Arts Group.

Directorships of other listed companies held in past three years:

- IAG Finance (New Zealand) Limited since 9 November 2004; and
- Macquarie Capital Alliance Group since 25 January 2005.

BRIAN (BM) SCHWARTZ
FCA, AM
Independent non-executive director. Age 55.

INSURANCE INDUSTRY EXPERIENCE
Brian Schwartz was appointed as a director of IAG in January 2005. He is Chairman of the IAG Nomination, Remuneration & Sustainability Committee and a member of the IAG Audit Committee.

OTHER BUSINESS EXPERIENCE
Brian is also Chief Executive of Investec Bank (Australia) Limited and Deputy Chairman of the board of Football Federation Australia Limited.

Previously, Brian was with Ernst & Young Australia from 1979 to 2004 becoming its chief executive in 1998. He was a member of Ernst & Young's global board and managing partner of the Oceania region.

Brian was appointed a Member of the Order of Australia in 2004 for his services to business and the community.

Directorships of other listed companies held in past three years:

- None.

PHILIP (P) TWYMAN
BSc, MBA, FIA, FIAA, FAICD
Independent non-executive director. Age 64.

INSURANCE INDUSTRY EXPERIENCE
Philip Twyman was appointed as a director of IAG in July 2008.

He was formerly group executive director of Aviva plc, one of the world's largest insurance groups, based in London. He was also chairman of Morley Fund Management and chief financial officer of General Accident plc, Aviva plc and AMP Group.

Philip is on the board of Swiss Re (Australia). He was formerly an independent non-executive director of Insurance Manufacturers of Australia Pty Limited, a joint venture between IAG and Royal Automobile Club of Victoria (RACV) since April 2007.

OTHER BUSINESS EXPERIENCE
Philip is also on the board of Perpetual Limited, ANZ Lenders Mortgage Insurance Limited, Tokio Marine Management (Australasia) Pty Ltd and Medibank Private Limited.

Directorships of other listed companies held in past three years:

- Perpetual Limited since November 2004.

FORMER DIRECTORS WHO RETIRED/RESIGNED DURING THE FINANCIAL YEAR

The following directors who retired or resigned during the financial year:

- JF Astbury and GA Cousins retired from the board on 31 August 2007; and
- MJ Hawker resigned from the board on 26 May 2008.

SECRETARIES OF INSURANCE AUSTRALIA GROUP LIMITED

GLENN (GD) REVELL
BCom, MBus, FCPA, FCIS, GAICD
Glenn Revell was appointed Group Company Secretary in August 2006. Before this appointment, Glenn held the position of Company Secretary in the IAG Group. Prior to joining IAG, he held the position of general manager corporate affairs & company secretary of Howard Smith Limited for eight years.

FRASER (F) MACLENNAN-PIKE
GAICD
Fraser MacLennan-Pike is Deputy Company Secretary. Before this appointment, Fraser held positions in IAG's group business development and group legal teams.

MEETINGS OF DIRECTORS

The number of meetings each director was eligible to attend and actually attended during the financial year is summarised as follows:

	BOARD OF DIRECTORS		IAG AUDIT COMMITTEE		IAG NOMINATION, REMUNERATION & SUSTAINABILITY COMMITTEE		IAG RISK MANAGEMENT & COMPLIANCE COMMITTEE		IAG BOARD SUB COMMITTEE	
Total number of meetings held		24		5		8		6		5
Directors	A	B	A	B	A	B	A	B	A	B
JA Strong	24	24	–	–	8	8	–	–	5	5
YA Allen	24	24	5	5	8	8	–	–	–	–
JF Astbury(i)	2	2	1	1	1	1	–	–	–	–
PM Colebatch	24	22	–	–	–	–	5	4	–	–
GA Cousins(i)	2	2	1	1	–	–	–	–	–	–
HA Fletcher(ii)	22	22	4	4	–	–	–	–	–	–
ND Hamilton	24	23	–	–	–	–	6	6	–	–
A Hynes(ii)	22	20	–	–	–	–	5	5	–	–
RA Ross	24	23	–	–	8	8	6	6	–	–
BM Schwartz	24	24	4	4	8	8	1	1	–	–
MJ Hawker(iv)	22	22	–	–	–	–	–	–	5	5
MJ Wilkins(iii)	18	18	–	–	–	–	–	–	–	–

A Meetings eligible to attend as a member.
B Meetings attended as a member.
(i) JF Astbury and GA Cousins retired from the board on 31 August 2007.
(ii) HA Fletcher and A Hynes were appointed as directors from 1 September 2007.
(iii) MJ Wilkins was appointed as director from 26 November 2007.
(iv) MJ Hawker resigned from the board on 26 May 2008.

PRINCIPAL ACTIVITIES

The principal continuing activities of the IAG Group are the underwriting of general insurance and related corporate services and investing activities.

OPERATING AND FINANCIAL REVIEW

OPERATING RESULT FOR THE FINANCIAL YEAR

The IAG Group's net loss after tax for the financial year was $226 million (2007—net profit of $629 million). After adjusting for minority interests in the IAG Group result, net loss attributable to the equity holders of the Company was $261 million (2007—net profit of $552 million).

The current year results incorporated the full year impact from the United Kingdom (UK) insurance operations since the IAG Group made its entry in the UK market in the 2007 financial year. The IAG Group acquired Hastings Insurance Services Limited (Hastings) and Advantage Insurance Company Limited (Advantage) on 29 September 2006 and EIG (Investments) Limited and its subsidiaries (Equity Insurance Group) on 8 January 2007.

A. UNDERWRITING RESULT

Gross written premium (GWP) of the IAG Group increased by $412 million to $7,793 million for the current year (2007—$7,381 million). The strong growth resulted from the full year contribution of the UK operations increasing by $400 million and the growth in the Australia direct insurance business. This was partially offset by the fall in the Australia intermediated insurance business reflecting the commitment to maintaining pricing discipline rather than writing unprofitable business in soft cycle conditions.

The IAG Group produced an underwriting profit before investment income on technical reserves of $16 million (2007—$407 million).

The key factors driving the current year underwriting result were:

- the increase in claims expenses due to the increased incidence of storms in all geographical locations and an earthquake in the New Zealand (NZ) of $502 million or loss ratio of 6.9% (2007—$411 million or loss ratio of 5.7%);
- reserve releases of $406 million or loss ratio of 5.6% (2007—$485 million or loss ratio of 7.2%) due to the continuing stability of liability and compulsory third party (CTP) classes and a one off diversification benefit in 2007; and
- continued soft cycle conditions in commercial business and UK motor.

The insurance profit of $448 million (2007—$767 million). equated to an insurance margin of 6.1% (2007—11.4%). The fixed interest portfolio backing the technical reserves produced improved investment income of $432 million (2007—$360 million). This investment income incorporated a $122 million (equal to 1.7% impact to the insurance margin) mark to market loss due to the widening of credit spreads. Given the very high credit quality of the portfolio, the mark to market loss is expected to unwind as the portfolio matures.

I. Australia insurance operation

GWP of the Australia insurance operation increased slightly to $5,494 million for the current year (2007—$5,489 million). This was mainly due to:

- growth achieved in short-tail motor and home insurance; offset by
- continued soft cycle in commercial insurance; and
- the removal of premium from the private sector in New South Wales (NSW) CTP from the introduction of the Life Time Care and Support Scheme (a $57 million reduction in premium).

The Australia insurance operation produced an underwriting profit before investment income on technical reserves of $139 million (2007—$375 million). The prior year results include the result of the Captive reinsurer, IAG Re Limited.

The key factors driving the current year underwriting results were:

- the increase in claims expenses due to the increased incidence of storms by $39 million to $413 million (2007—$374 million);
- the reduction in reserve releases; and
- the continuing soft underwriting condition in commercial lines.

The insurance profit of $486 million (2007—$671 million) equated to an insurance margin of 9.4% (2007—13.1%). The fixed interest portfolio backing the technical reserves produced improved investment income of $347 million (2007—$296 million).

Profit from fee based business was $33 million compared to $65 million in the prior year. The current year results included:

- a negative adjustment reflecting the unfavourable claims development in the NSW workers' compensation scheme;
- additional performance fees of $41 million were received in 2007 from the NSW workers' compensation scheme; partially offset by
- a profit of $9 million in relation to the sale of the premium funding loan portfolio.

II. New Zealand insurance operation

GWP of the NZ insurance operation increased by 0.6% to $974 million for the current year (2007—$968 million) despite the strengthening of the Australian dollar which resulted in a lower premium balance after translating into the equivalent Australian dollar amount. The growth was mainly attributed to the continued success in the commercial market and premium rate increases.

The NZ insurance operation produced an underwriting loss before investment income on technical reserves of $39 million (2007—underwriting profit of $64 million). The prior year results in the following discussion incorporated the allocation of the result of the Captive reinsurer, IAG Re Limited.

The key factor driving the current year underwriting results was the increase in claims expenses by $73 million due to:

- the abnormal severe weather and other natural events;
- the increase in frequency of claims in domestic home and motor insurance; and
- an unusually high number of large fire losses.

The insurance result was a loss of $17 million (2007—insurance profit of $86 million) equating to an insurance margin loss of 2.0% (2007—a profit of 10.0%). The fixed interest portfolio backing the technical reserves produced investment income of $22 million (2007—$22 million).

III. United Kingdom insurance operations

This is the first time a full year result was reported for the UK insurance operations since the acquisitions of Hastings and Advantage in September 2006 and Equity Insurance Group in January 2007.

GWP of the UK insurance operations increased by $400 million to $1,125 million for the current year (2007—$725 million) including adverse currency movements of $113 million due to the strengthening of the Australian dollar against the British pound. Although the UK market continues to be soft, the UK business increased premium rates across most classes of business during the current year.

The underwriting result was a loss of $33 million for the current year (2007—$3 million). The underwriting result included a loss ratio of 73.5% for the current year (2007—76.2%). Equity Insurance Group maintained its profitable track record despite the strengthening of reserves for home owners policies. Advantage which operates in the private motor sector incurred significant losses as a result of the challenging and competitive UK private motor market.

The increase in expense ratio to 29.8% from 24.3% was mainly due to the different business operating models of Equity Insurance Group compared to those of Advantage. The current year expense ratio also included:

- an increase in commission due to the increase in volume and change in mix of business; and
- $5 million one off integration costs.

The insurance result was a profit of $28 million (2007—$30 million) equating to an insurance margin of 2.8% (2007—5.1%). The investment assets backing the technical reserves produced investment income of $61 million (2007—$33 million).

Loss from fee based business was $1 million which included one off integration and other costs of $24 million compared to profit of $18 million in the prior year.

IV. Asia insurance operations

GWP of the Asia insurance operations was generated from the Thailand operations with a growth of 3.6% (or 5.1% in local currency) to a total of $174 million (2007—$168 million).

The associate company, AmAssurance, operated at a break even position for the current year (2007—a profit of $7 million).

V. Reinsurance operations

The reinsurance operations reflect the business underwritten by IAG Re Labuan (from intragroup operations apart from the Australia insurance operation and associates) and Alba (Lloyd's syndicate 4455).

GWP from external parties decreased to $26 million (2007—$31 million).

The insurance result was a loss of $50 million for the current year (2007—$30 million). This was due to:

- the retention of the severe weather events claims reinsured from the UK and NZ insurance operations; and
- the impact of the Advantage quota share arrangement.

Given the IAG Group's refinement of its strategy, the decision has been taken to sell the Alba business and the related underwriting agency, Diagonal Underwriting Agency with the process initiated in June 2008.

B. CORPORATE AND INVESTMENTS

Investment income on equity holders' funds (net of investment expenses) was $41 million (2007—$320 million). This amount included $69 million of unrealised gain from the exchange right embedded in the IAG Group's $550 million contingent capital arrangement. Excluding this unrealised gain on the embedded derivative, the equity holders' funds generated a loss of $28 million. The decrease was due to:

- negative returns in equity market investments; and
- the adverse impact on fixed interest securities returns due to widening of spreads in the credit market.

The net corporate expenses have increased by $389 million to $651 million.

The increase was mainly attributable to:

- impairment charges for acquired identifiable intangible assets and goodwill of $342 million as a result of the IAG Group's refined strategy in the UK operations to focus on the specialist motor classes and exit the private motor market;
- recognition of the full year's amortisation expenses of $65 million (2007—$55 million) on identifiable intangible assets arising from the acquisitions of the UK insurance operations in September 2006 and January 2007;
- restructuring costs of $60 million as a result of the productivity and efficiency plan implemented in the Australia business; offset by
- decrease in interest expense of $18 million resulting from the repayment of debt and continuation of the net benefit received from forward foreign exchange points earned from the currency hedging of the IAG Group's international operations.

REVIEW OF FINANCIAL CONDITION

A. FINANCIAL POSITION

I. Assets

The total assets of the IAG Group as at 30 June 2008 are $19,380 million (2007—$21,637 million). The decrease is mainly attributable to:

- reduction in investments mainly due to:
  - the repayment of $300 million AUD subordinated term notes and $112 million of unsecured and floating rate notes. These repayments were offset to some extent by the proceeds from the issue of $87 million of NZD subordinated term notes;
  - the repayment of $200 million reset preference shares (RPS);
  - the net decrease in investments as a result of the net redemption of units by minority interests in IAG controlled unit trusts of $233 million;
  - the negative returns in equity market investments and adverse effect of widening in credit spreads on fixed interest securities; and
  - funding of net claims payments for significant storm and other events;

- an impairment provision on acquired intangibles and goodwill of $342 million as a result of the IAG Group's refined strategy in the UK operations to focus on the specialist motor classes and exit the private motor market, together with amortisation of intangibles;
- decrease in reinsurance recoveries due to a reduction in the gross estimate of the Newcastle storms in June 2007;
- a decrease in defined benefit plan assets as a result of the increase in Australian plan actuarial losses by $59 million; and
- the strengthening of the Australian dollar exchange rate against other currencies as at 30 June 2008 compared to the corresponding exchange rate as at 30 June 2007. This resulted in a reduction in value of assets held in the UK and NZ operations.

II. Liabilities

The total liabilities of the IAG Group as at 30 June 2008 were $15,029 million (2007—$16,805 million) with the major component being general insurance liabilities of $12,221 million (2007—$12,935 million). The movement is mainly attributable to:

- a reduction in interest bearing liabilities due to repayments of the subordinated term notes, unsecured and floating rate notes and RPS mentioned above;
- outstanding claims liability was reduced by the payment of claims relating to the year ended 30 June 2007 weather related events and a reduction in the estimate of the total losses outstanding for the Newcastle storms in June 2007;
- a reduction of minority interests in IAG controlled unit trusts of $233 million due to the net redemption of units by the unitholders;
- a decrease in investment creditors and trade and other payables; and
- the strengthening Australian dollar exchange rate against other currencies as at 30 June 2008 compared to the corresponding exchange rate as at 30 June 2007. This resulted in a reduction in value of all liabilities held in the UK and NZ operations.

III. Equity

The decrease in total equity from $4,832 million at 30 June 2007 to $4,351 million at 30 June 2008 was mainly impacted by the following activities during the current year:

- net loss of $261 million;
- 2008 interim dividend payment of $250 million partially financed ($92 million) by issuance of new ordinary shares to the equity holders who participated in the Dividend Reinvestment Plan (DRP). The 2007 final dividend paid to IAG equity holders was fully underwritten and has no effect on the movement of total equity from 30 June 2007 to 30 June 2008; and
- the strengthening of the Australian dollar relative to the British pound and NZ dollar resulted in higher foreign currency translation reserve losses.

B. CASH FROM OPERATIONS

I. Cash flows from operating activities

The net cash inflows from operating activities decreased by $396 million to $5 million. This decrease was mainly attributable to the UK operations which contributed $241 million of this decrease as a result of its cash flows decreasing from an inflow of $70 million in 2007 to a net outflow of $171 million in 2008.

The main factors contributing to the total reduction in operating cash flows were:

- an increase in claims paid (net of recoveries received) by $1,067 million or 24% compared to an increase in premium receipts (net of reinsurance expense paid) of only $689 million or 10%. The increase in claims paid was largely due to adverse claims experience in 2008 and the payment of large losses incurred in June 2007 in all major operating segments and a full year of UK operations included in 2008 compared to nine months for Hastings and Advantage and six months of Equity Insurance Group in 2007. The increase in premium receipts is due to increase in gross premiums written as well as collection of prior year receivables and a full year of UK operations included in 2008; and
- an increase in other operating payments (net of other operating receipts) by $329 million or 18% due to a full year of UK operations included in 2008.

These decreases were offset to some extent by:

- a decrease in income tax paid (net of tax refunds received) of $185 million or 47% as a result of lower profitability;
- an increase in total dividends and investment income received of $104 million or 20% as a result of higher yields generated on cash and fixed interest securities, a change in investment mix from growth assets to fixed interest securities and a full year of UK operations in 2008; and
- a decrease in interest and finance costs paid by $22 million or 18% as a result of repayments of interest bearing liabilities during the year.

II. Cash flows from investing activities

Cash flows from investing activities increased by $1,213 million to a net inflow of $1,089 million. The increase in net cash inflow is mainly attributable to:

- the liquidation of investments to fund the buy-back of RPS of $200 million and the repayment of the AUD subordinated term notes of $300 million;
- the proceeds of $114 million from disposal of the premium funding loan portfolio; and
- a decrease in net cash outflow for acquisition of subsidiaries by $411 million or 92% as a result of major UK acquisitions in 2007.

III. Cash flows from financing activities

Cash flows from financing activities decreased by $1,143 million to a net outflow of $970 million. This decrease is mainly attributable to:

- the buy-back of RPS of $200 million;
- the repayment of $300 million AUD subordinated term notes and $106 million unsecured and floating rate notes during the current year;
- the issue of $617 million of GBP subordinated term notes (net of discount) in 2007;
- the $875 million ordinary share issue during 30 June 2007 to fund the Equity Insurance Group acquisition. This was partially offset by the $904 million repayment of a loan acquired on acquisition of Equity Insurance Group; and
- the increase in outflow from the net redemption of trust units to minority interest by $215 million (net of distribution).

These decreases were offset to some extent by:

- the issue of $87 million (NZ$100 million) NZD subordinated term notes in November 2007; and
- a reduced cash dividend outflow of $97 million due to the operation of DRP for the 2008 interim dividend.

C. CAPITAL ADEQUACY/MINIMUM CAPITAL REQUIREMENTS

The IAG Group regulatory capital position relative to its minimum capital requirement (MCR), calculated by applying the Australian Prudential Regulation Authority (APRA) standards for individual licensed insurers to the relevant consolidated results, is 1.62 times as at 30 June 2008 (2007—1.67 times).

The decrease in MCR multiple was mainly attributable to:

Decrease in regulatory capital:

- net loss attributable to equity holders of $261 million;
- decrease in tier 1 capital and tier 2 capital due to the buy-back of the RPS of $200 million and the AUD subordinated term notes of $300 million respectively; and
- the payment of $158 million 2008 interim dividend in cash.

Offset by increase in regulatory capital:

- the issue of NZD subordinated term notes (NZ$100 million); and
- reductions in deduction from the capital base for intangible assets as a result of:
  - continuing amortisation of acquired intangibles of $65 million in 2008;
  - an impairment charges of $342 million on acquired intangible assets and goodwill; and

- strengthening of the Australian dollar exchange rate against British pound and NZ dollar, thereby reducing the total value of intangible assets which are deducted from the capital base.

The decrease in the insurance, investment and concentration risk charges is due to:

- reduction in net insurance liabilities since 30 June 2007;
- reduction in reinsurance recoveries receivable;
- reduction in holding of equity securities; and
- reduction in reinsurance maximum event retention (MER).

Given the changes to risk based charges implemented by APRA, the IAG Group has revised its benchmark to 1.50 times effective 1 July 2008.

Further information on the IAG Group's result and review of operations can be found in the 30 June 2008 investor report on IAG's website, www.iag.com.au.

LIKELY DEVELOPMENTS

Insurance and investment operations are, by their nature, volatile due to the exposure to natural perils and industry cycles and thus profit predictions are difficult.

The IAG Group has announced a refined strategy that looks to create shareholder value by delivering superior performance and actively managing its portfolio of general insurance businesses. The IAG Group has determined the following strategic priorities:

- improve the performance in Australia and NZ as well as delivering superior, differentiated customer experiences and managing operating costs;
- pursue selective growth opportunities in Asia and other narrow specialist opportunities;
- operate a devolved model with the corporate office as portfolio manager; and
- drive operational performance and execution.

As result of the refined strategy, the IAG Group expects to deliver in the coming year:

- underlying GWP growth of 3%–5%. Reported GWP growth is expected to be 0%–2% based on the planned exit of part of the UK operations and allowing for the impact of the introduction of six month CTP policies in NSW;
- insurance margin of over 10% (including corporate expenses);
- reduced operational costs; and
- dividend payout ratio of 50%–70% of cash earnings.

The expected results are subject to no material movement in foreign exchange rates and no catastrophes or large losses beyond the IAG Group's allowances and no material changes in credit spreads.

DIVIDENDS

Details of dividends paid or declared by the Company are set out in note 9.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Significant changes in the state of affairs of the IAG Group during the financial year were as follows:

- there were changes in the executive team during the financial year:
  - MJ Wilkins, LC Murphy, DG West were appointed; and
  - MJ Hawker, DA Issa and MJ Pirone resigned and SJ Mostyn changed to an advisor role.
- there was a net reduction in debts of the IAG Group resulting from:
  - the issue of ordinary shares to fund dividends of $379 million;
  - the repayment of RPS ($200 million), AUD subordinated term notes ($300 million) and other notes ($112 million); and
  - the issue of $87 million NZD subordinated term notes.
- the IAG Group announced a refined strategy to improve performance in Australia and NZ, scaling back the UK operations and a new operating model. As a result of this refined strategy, the current year's results incorporated one off costs on restructuring and impairment charges from the impacted operations.

EVENTS SUBSEQUENT TO REPORTING DATE

Detail of matters subsequent to the end of the financial year are set out in note 37. This comprises:

- declaration of final dividend of 9.0 cents per ordinary shares.

OFFICERS WHO WERE PREVIOUSLY PARTNERS OF THE AUDITORS

The following person is currently an officer of the IAG Group and was a partner of KPMG, the Company's auditor, at a time when KPMG was the auditor of the Company:

- NB Hawkins, currently Chief Executive Officer, NZ will change role to Chief Financial Officer on 29 August 2008 (left KPMG in October 2001).

NON AUDIT SERVICES

During the financial year, KPMG has performed certain other services for the IAG Group in addition to their statutory duties.

The directors have considered the non audit services provided during the financial year by KPMG and, in accordance with written advice provided by resolution of the Audit Committee, are satisfied that the provision of those non audit services by the IAG Group's auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non audit assignments were approved in accordance with the process set out in the IAG Audit Committee Charter (Charter) on the agreed framework for engaging auditors for non audit services; and
- the non audit services provided do not undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants of the Institute of Chartered Accountants in Australia and CPA Australia, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

The level of fees for total non audit services amount to approximately 37.3% of total audit fees (refer to note 5 to the financial statements for further details on costs incurred on individual non audit assignments).

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The lead auditor's independence declaration is set out on page 30 and forms part of the directors' report for the year ended 30 June 2008.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

The Company's constitution contains an indemnity in favour of every person who is or has been:

- a director of the Company;
- a secretary of the Company or of a subsidiary of the Company; or
- a person making or participating in making decisions that affect the whole or a substantial part of the business or Company or of a subsidiary of the Company; or
- a person having the capacity to affect significantly the financial standing of the Company or of a subsidiary of the Company.

The indemnity applies to liabilities incurred by the person in the relevant capacity (except a liability for legal costs). That indemnity also applies to legal costs incurred in defending or resisting certain legal proceedings. The indemnity does not apply where the Company is forbidden by statute or, if given, would be made void by statute.

In addition, the Company has granted deeds of indemnity to certain current and former directors and secretaries and members of senior management of the Company and its subsidiaries and associated companies. Under these deeds, the Company indemnifies, to the maximum extent permitted by the law, the former or current directors or secretaries or members of senior management against liabilities incurred by the person in the relevant capacity. The indemnity does not apply where the liability is owed to the Company or any of its subsidiaries or associated companies, or (in general terms) where the liability arises out of a lack of good faith, wilful misconduct, gross negligence, reckless misbehaviour or fraud. Under each deed, the Company is also required to maintain and pay the premiums on a contract of insurance covering the current or former directors or members of senior management against liabilities incurred in respect of the relevant office except as precluded by law. The insurance must be maintained until the seventh anniversary after the date when the relevant person ceases to hold office. Disclosure of the insurance premiums and the nature of liabilities covered by such insurance is prohibited by the relevant contract of insurance.

ENVIRONMENTAL REGULATION

The IAG Group's operations are subject to environmental regulations under either Commonwealth or State legislation. These regulations do not have a significant impact on the IAG Group's operations. The board of directors believes that the IAG Group has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the IAG Group.

REMUNERATION REPORT—AUDITED

This report outlines IAG's remuneration policies and practices and provides details of the remuneration of the IAG directors (including the chief executive officer (CEO)) and the senior executives having the greatest authority and responsibility for planning, directing and controlling the activities of the IAG Group. This group is known as IAG key management personnel (KMP).

The Company's non-executive directors are specifically required to be included as KMP in accordance with the AASB 124 Related Party Disclosures. However, the non-executive directors are not part of 'management'.

This report provides the disclosures which meet the remuneration reporting requirements of the Corporations Act 2001 and AASB 124. The term remuneration used in this report has the same meaning as compensation as prescribed in AASB 124.

NOMINATION, REMUNERATION & SUSTAINABILITY COMMITTEE

The role and responsibilities of the Nomination, Remuneration & Sustainability Committee (Committee or NRSC) are set out in the Committee's charter which is available at www.iag.com.au. The key responsibilities of the NRSC in relation to remuneration are to:

- provide assurance to the board relating to the effectiveness, integrity and compliance of the Company's remuneration policies and practices; and
- ensure the overall remuneration policy and approach fits the strategic goals of IAG.

The CEO, group executive—strategy, people & reputation and head of performance & reward regularly attend Committee meetings and assist the Committee in its deliberations.

The Committee receives reports from Egan Associates, Mercer, PricewaterhouseCoopers (PwC) and various other consultants on remuneration for executives and directors.

A. EXECUTIVES

I. Executive remuneration policy

IAG's approach to executive remuneration is to ensure that IAG can attract and retain the best people and reward performance in line with returns delivered to shareholders. Building and retaining a high quality management team will enable IAG to achieve superior long term performance.

The principles that underpin IAG's approach to executive remuneration are that:

- the remuneration offering is sufficiently competitive to attract and retain a high calibre executive team;
- remuneration practices are consistent with IAG's values;
- the mix of fixed and variable remuneration reflects the impact of each executive position on IAG's short term and long term results;
- reward outcomes are significantly differentiated based on performance;
- remuneration practices will help drive business objectives and motivate employees to perform at the highest level; and
- measures of performance are based on a balanced scorecard with a focus on the delivery of sustainable value to IAG's shareholders.

IAG aims to set base pay around the median of the market. Total reward outcomes (which include short and long term incentives) may be at the 75th percentile or above depending on individual performance and IAG's results. For Australian based executives, market positioning is determined by reference to a number of comparator groups, including the largest 50 companies in the S&P/ASX 100 Index and financial services companies that are among the largest 50 companies in the S&P/ASX 100 Index. Relevant local market comparator groups are used for executives located overseas.

II. Significant changes related to executive remuneration

a. REMUNERATION STRUCTURE AND POLICY

The Executive Performance Rights (EPRs) Plan has replaced the Performance Award Rights (PARs) Plan as IAG's long term incentive plan. It is designed to link the reward of executives to IAG's longer term performance and the returns shareholders receive. The EPRs Plan has two performance hurdles—return on equity (ROE) and relative total shareholder return (TSR). ROE is measured relative to IAG's weighted average cost of capital (WACC). ROE is directly linked to IAG's financial performance whilst relative TSR is a measure of the relative return IAG delivers to its shareholders compared to other entities in the S&P/ASX 100 Index. Instead of quarterly performance hurdle testing which occurs under the PARs Plan, the EPRs Plan has only one test for the ROE component and three tests, 12 months apart, for the TSR component. The long term incentive plan has also been restricted to the most senior group of executives.

A minimum IAG shareholding requirement for the executive team was introduced in August 2007. In accordance with this policy, the CEO is required to accumulate and maintain a minimum IAG shareholding equivalent in value to two years of base salary by September 2010. Other senior executives are required to accumulate and maintain a minimum IAG shareholding equivalent in value to one year of base salary by September 2010.

b. EXECUTIVE TEAM CHANGES FOR THE NEXT FINANCIAL YEAR

On 9 July 2008, IAG announced a change to the executive team effective from the end of August 2008. The changes are:

- NB Hawkins has been appointed to the role of Chief Financial Officer;
- LC Murphy has been appointed to the role of Group Executive, Corporate Office;
- I Foy has been appointed to the role of CEO, NZ; and
- AM Coleman, J van der Schalk and G Venardos will leave the IAG Group on 29 August 2008 and CF McLoughlin will leave the IAG Group on a date to be agreed.

The remuneration details in section VI.a are only in respect of remuneration for services provided during the current financial year.

III. Executive remuneration structure

POLICY	HOW DELIVERED	DETAILS
BASE SALARY		
Base salary is targeted at the median of the market. Unless there has been significant change in job responsibility, increases in base salary generally do not exceed external market movements.	■ Paid in cash. ■ Reviewed annually.	Includes all components that make up an executive's salary. Components include cash, salary sacrifice items such as superannuation, cars or parking and any related taxes. Base salary is determined by a review of job size, internal relativities and market benchmarking. Mercer provides advice on job responsibility and market benchmarking. The comparator groups for market benchmarking are the largest 50 companies in the S&P/ASX 100 Index and the financial services companies that are among the largest 50 companies in the S&P/ASX 100 Index.
SUPERANNUATION		
Contribution rates are consistent with the contribution provided to other employees of IAG in the country in which the executive is based.	■ Paid in accordance with legislative requirements. ■ For Australian executives, superannuation is capped at the concessional contribution limits.	
SHORT TERM INCENTIVES		
Short term incentives (STI) are used to motivate and reward performance typically over a one year period. Payments are based on both IAG's performance and achievement of individual goals. The STI payment recognises individual high performance. No maximum amounts are set.	Annually, a proportion of STI is paid as cash and a proportion of STI is paid as deferred award rights (DARs) which is referred to as 'deferred STI' later in this report. DARs are rights over issued shares held by a trustee. If an executive remains employed by the IAG Group, the DARs will become exercisable in tranches as follows: ■ 50% (after year 1); ■ 30% (after year 2); and ■ 20% (after year 3).	IAG uses a balanced scorecard for setting goals and measuring performance. This ensures that assessment of performance is viewed holistically and assists the development of sustainable business that meets the performance expectations of IAG shareholders, stakeholders and the communities in which it conducts its business. At the commencement of each financial year, financial and non financial goals are set for each executive. The goals set are stretch goals and are designed to encourage executives to strive for exceptional performance. Financial performance determines 50% of the STI outcome, with the remainder dependent on the achievement of objectives relating to business operations, customer, people (employee engagement, turnover and productivity), risk and community. Financial performance includes the IAG Group financial targets (growth in net written premium and ROE) as well as specific business unit financial targets. At the end of the financial year the amount of any incentive payment is determined based on measured achievement against those goals and a review of the executive's overall performance by the CEO and NRSC. The chairman reviews the performance of the CEO and makes a recommendation to the board in relation to any incentive payment for the CEO. The chairman and board have an overriding discretion to determine STI payments and will only approve payments when the goals are achieved in the context of the IAG Group's strategy and risk appetite (eg risk of ruin parameters and business mix) as approved by the board. Section IV.a ('At risk' remuneration—short term) details the link between IAG's performance and STI outcomes for executives.
LONG TERM INCENTIVES		
EPRs are awarded to executives to strengthen the alignment between the interests of executives and shareholders. The EPRs Plan has replaced the PARs Plan as IAG's executive long term incentive plan.	Under the EPRs Plan, awards are made annually in the form of rights over issued shares held by a trustee that vest, subject to the performance conditions, as follows: ■ 50% are subject to a relative TSR hurdle (entities in the S&P/ASX 100 Index), measured on the 3rd, 4th and 5th anniversary of the base date; and ■ 50% are subject to a ROE hurdle, measured after three financial years. Awards that do not vest, lapse.	EPR grants are based on an assessment of performance, leadership capability and strategic input. Section IV.b ('At risk' remuneration—long term) details the link between return to shareholders and long term incentives (LTI) reward for executives.

IV. Relationship between executive reward and IAG's performance

A significant component of executive remuneration is 'at risk' which ensures a direct link between IAG's performance and reward for executives. For further details of the percentage of 'at risk' remuneration, refer to section VII.

a 'AT RISK' REMUNERATION – SHORT TERM

The payment of STI is directly linked to IAG's performance over the previous year based on a balanced scorecard of measures, which includes a measure of the profitability and growth in IAG's core business.

The following table is a summary of key financial goals that are used to assess performance at the IAG Group level for the 2007/2008 year:

CATEGORY	GOAL	REASON CHOSEN	METHOD OF ASSESSMENT	OUTCOME
Financial	Return on equity	Measures the profitability of the core business of IAG	Comparison of achievement against target	Not met
Financial	Growth in net written premium	Measures the 'top line' growth of IAG's business	Comparison of achievement against target	Partially met*

* Where a goal is partially met, there has been improvement in performance but the stretch goal has not been met.

Note, in addition to the IAG Group level financial goals, specific financial goals that measure profitability and growth are set for each business unit. Achievement of these goals directly impacts the STI paid to the executive who leads the business unit.

The methods of assessment have been selected as they can be objectively measured and verified.

Actual STI payments made to executives for the year ended 30 June 2008 reflect the degree of achievement against the IAG Group financial goals and the degree of achievement against each individual executive's goals.

b 'AT RISK' REMUNERATION – LONG TERM

The use of share based remuneration creates a direct link between return to shareholders and executive reward. To strengthen alignment between the interests of executives and those of shareholders, a significant portion of executive remuneration is delivered in the form of rights over IAG shares. Note 28 of the financial statements sets out further details of the DARs Plan, EPRs Plan and PARs Plan.

i DARs Plan

DARs are rights over issued shares held by a trustee. The rights are granted at no cost to the executives and may be exercised for a nominal price at a future date determined by the board. Generally, DARs only vest and can be exercised, if the executive remains employed with the IAG Group.

ii EPRs Plan

The EPRs Plan has replaced the PARs Plan as IAG's executive long term incentive plan.

EPRs are rights over issued shares held by a trustee. The rights are granted at no cost to executives and will be exercised at no cost if the performance hurdles related to IAG's TSR and normalised ROE are met.

Details of the terms of allocations made to executives under the EPRs Plan are summarised below:

	EPRs PLAN 2007/2008—SERIES 1	
	TSR	Normalised ROE
Grant date	29/10/2007 29/11/2007 13/03/2008	29/10/2007 29/11/2007 13/03/2008
Base date	30 September 2007	n/a
Performance period definition	3–5 years from grant date	1 July 2007–30 June 2010
IAG share price at base date ($)	5.31	n/a
Performance hurdle test schedule	3rd, 4th and 5th anniversary of the base date	One test following board approval of financial results for period ending 30 June 2010
First day test	30/09/2010	30/06/2010
Last day test	30/09/2012	30/06/2010
Performance hurdle achievement	n/a	n/a
Last exercise date (continuing employees only)	29/10/2017 29/11/2017 13/03/2018	29/10/2017 29/11/2017 13/03/2018

The table below applies to the EPRs Plan disclosed above:

	TSR PERFORMANCE HURDLE (50% OF TOTAL ALLOCATION)	ROE PERFORMANCE HURDLE (50% OF TOTAL ALLOCATION)	
Performance condition	IAG TSR compared to a peer group of companies. The peer group comprises the entities in the S&P/ASX 100 Index with such inclusions and exclusions as the board may determine.	ROE relative to IAG's WACC. Normalised ROE is measured for each six month period during the performance period. The average of these six monthly measurements is compared to IAG's WACC. There is one test date.	
Vesting schedule	<50th percentile—0% vesting = 50th percentile—50% vesting >=75th percentile—100% vesting The percentage of EPRs which vest and become exercisable increases proportionately where IAG's performance ranks between the 50th and 75th percentile.	NORMALISED ROE PERFORMANCE	VESTING SCALE
		>1.6 x WACC	100% vests
		=1.5 x WACC	80% vests
		=1.4 x WACC	50% vests
		=1.3 x WACC	20% vests
		<1.3 x WACC	0% vests

Performance hurdle testing

The total allocation is separated into two equal portions. Each portion has a separate performance hurdle.

TSR PERFORMANCE HURDLE (50% OF TOTAL ALLOCATION)

The performance hurdle is tested on the 3rd, 4th and 5th anniversary of the base date. On each test day, the TSR performance hurdle is measured from the base date to the test date, which means that any period of poor TSR performance following the base date is always included in the TSR measurement. The TSR portion of the allocation vests on a test day if IAG's TSR is at or above the 50th percentile of the peer group of companies with vesting increasing on subsequent test days only if the TSR ranking has improved. This approach to performance hurdle testing ensures that executives strive to deliver TSR performance over the full five year period.

ROE PERFORMANCE HURDLE (50% OF TOTAL ALLOCATION)

The normalised ROE hurdle is measured relative to IAG's WACC. Normalised ROE is measured for each six month period during the three financial years over which the performance hurdle is measured. There is only one test date for the ROE portion of the EPRs. For any of the ROE portion of EPRs to be exercisable, the ROE (the average of the six monthly normalised ROE measurements over the three financial years) must reach at least 1.3 times WACC.

Vesting of EPRs—change of control

Under the EPRs Plan the board has discretion to determine if and when EPRs vest in a change of control situation. In exercising this discretion the board would consider issues such as the objectives of the EPRs Plan and the circumstances surrounding the proposed change of control.

iii PARs Plan

The PARs Plan has been replaced by the EPRs Plan to deliver LTI. No further allocations will be made under the PARs Plan.

PARs are rights over issued shares held by a trustee. The rights are granted at no cost to executives and may be exercised for a nominal price if a performance hurdle related to IAG's TSR is met.

Details of the terms of allocations made to executives under the PARs Plan, including those allocations that at the date of this report are partially exercisable or not exercisable, are summarised below:

	PARs PLAN 2002/2003 SERIES 1	PARs PLAN 2003/2004 SERIES 2	PARs PLAN 2004/2005 SERIES 3	PARs PLAN 2005/2006 SERIES 4	PARs PLAN 2006/2007 SERIES 5
Grant date	24/12/2002	22/09/2003 10/12/2003 26/03/2004	17/09/2004 30/11/2004	19/09/2005 30/11/2005 22/03/2006	19/12/2006 13/03/2007
Performance period definition(i)	3-5 years from grant date	3-5 years from base date(ii)	3-5 years from base date(ii)	3-5 years from base date	3-5 years from base date
IAG share price at base date ($)	2.92	3.90	5.08	5.87	5.29
Performance hurdle test schedule	Quarterly—last trading day of each calendar quarter in performance period	Quarterly—last trading day of each calendar quarter in performance period	Quarterly—last trading day of each calendar quarter in performance period	Quarterly—last trading day of each calendar quarter in performance period	Quarterly—last trading day of each calendar quarter in performance period
First day test	30/12/2005	29/09/2006	28/09/2007	30/09/2008	30/09/2009
Last day test	28/09/2007	30/06/2008	30/06/2009	30/06/2010	30/09/2011
Performance hurdle achievement	Partially achieved, 56% of PARs are exercisable and remaining 44% lapsed	Not achieved	Not achieved	n/a	n/a
Last exercise date (continuing employees only)	24/12/2012	22/09/2013 10/12/2013 26/03/2014	17/09/2014 30/11/2014	19/09/2015 30/11/2015 22/03/2016	19/12/2016 13/03/2017

(i) The performance period will be shortened if the employee ceases employment with the IAG Group due to redundancy or in other special circumstances.

(ii) The base date is the date which is the second trading day after the date on which IAG's financial results for the 12 month period ending on the 30 June that immediately precedes the grant date are announced to the Australian Securities Exchange (ASX).

The table below applies to all the PARs Plan disclosed above:

TSR performance condition	IAG TSR compared to a peer group of companies. The peer group comprises the companies in the S&P/ASX 100 Index with such inclusions and exclusions as the board may determine.
Vesting schedule	<50th percentile—0% vesting =50% percentile—50% vesting >=75th percentile—100% vesting The percentage of PARs which vest and become exercisable increases proportionately where IAG's performance ranks between the 50th and 75th percentile.

Performance hurdle testing
The performance hurdle is tested quarterly during the period that is between three and five years from the base date. On each test day, the TSR performance hurdle is measured from the base date to the test date, which means that any period of poor TSR performance following the base date is always included in the TSR measurement. PARs vest on a test day if IAG's TSR is at or above the 50th percentile of the peer group of companies with vesting increasing on subsequent test days only if the TSR ranking has improved. This approach to performance hurdle testing ensures that executives strive to deliver TSR performance over the full five year period.

Vesting of PARs—change of control
Under the PARs Plan the board has discretion to determine if and when PARs vest in a change of control situation. In exercising this discretion the board would consider issues such as the objectives of the PARs Plan and the circumstances surrounding the proposed change of control.

Restrictions on dealing in IAG securities
In addition to legal requirements that prevent any person from dealing in IAG securities when in possession of undisclosed price sensitive information, the board has implemented a policy that prohibits directors, executives and other designated senior managers from:

- dealing in IAG securities when in possession of price sensitive information;
- short term or speculative trading in IAG securities;
- transactions that limit economic risk associated with unvested entitlements to IAG securities (including EPRs, PARs and DARs); and
- any trading in IAG securities without prior approval of the NRSC.

The following table outlines the returns delivered to IAG shareholders since 30 June 2002:

	YEAR ENDED 30 JUNE 2002	YEAR ENDED 30 JUNE 2003	YEAR ENDED 30 JUNE 2004	YEAR ENDED 30 JUNE 2005	YEAR ENDED 30 JUNE 2006	YEAR ENDED 30 JUNE 2007	**YEAR ENDED 30 JUNE 2008**
Closing share price ($)	3.15	3.40	5.00	6.01	5.35	5.70	**3.47**
Dividends paid (cents)	10.50	11.50	22.00	26.50	42.00	29.50	**22.50**
Earnings per share (cents)(i)	(1.78)	8.65	37.87	49.31	47.66	32.79	**(14.29)**
Normalised net profit after tax ($ million)(i), (ii)	337	441	552	614	550	522	**290**

(i) All amounts post 2005 have been measured under current Australian Accounting Standards (AASBs) which became applicable for years commencing on or after 1 January 2005. All amounts prior to 2005 were measured under previous AASBs.
(ii) Normalised net profit is determined by excluding the amortisation and impairment charges of intangible assets and goodwill and substituting actual investment earnings on equity holders' funds with long term returns.

IAG's share price performance from the period since IAG's listing in August 2000 is shown in the following graph:


Returns using a base index of 100
400
350
300
250
200
150
100
50
0
S&P/ASX 100 Accumulation Index
IAG Share Price including Reinvestment of Dividends
IAG Share Price including Reinvestment of Dividends and Franking Credits
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07
Jun 08

Notes:
Dividends are assumed to be reinvested using the close price on ex date.
Franking credit value is determined by grossing up the dividend value by the company tax rate (30%) and multiplying by the franking rate.

V. Service agreements

All service agreements for executives are unlimited in term but may be terminated by written notice from either party or by IAG making a payment in lieu of notice. The service agreements outline the components of remuneration paid to executives and require the remuneration of executives to be reviewed annually. The service agreements do not require IAG to increase base salary, pay a STI or offer a LTI in any given year. N Utley's service agreement, which was in force prior to the acquisition of the Equity Insurance Group, provides for an annual base salary adjustment based on the movement in the Retail Prices Index in the UK.

NAME	NOTICE PERIOD —COMPANY	NOTICE PERIOD —EMPLOYEE	TERMINATION PROVISIONS	ADDITIONAL PAYMENT IF IAG INVOKES A RESTRAINT CLAUSE
MJ Wilkins	12 months	6 months	12 months base salary, plus payment for annual leave, long service leave and STI that would have accrued for 12 months had termination not occurred.	6 months base salary
JP Breheny	12 months	3 months	12 months base salary	–
AM Coleman	12 months	3 months	12 months base salary	6 months base salary
NB Hawkins	12 months	3 months	12 months base salary	–
JS Johnson	12 months	3 months	12 months base salary	–
CF McLoughlin	12 months	3 months	12 months base salary	–
LC Murphy	12 months	3 months	12 months base salary	–
N Utley	12 months	12 months	12 months base salary, plus payment for the value of benefits (excluding STI) that would have accrued for 12 months had termination not occurred.	–
J van der Schalk	12 months	3 months	12 months base salary	6 months base salary
G Venardos	12 months	3 months	12 months base salary	6 months base salary
DG West	12 months	3 months	12 months base salary	–

Executives are employed by Insurance Australia Group Services Pty Limited, except for:

- NB Hawkins who is employed by IAG New Zealand Limited; and
- N Utley who is employed by Equity Insurance Management Limited.

a. RETRENCHMENT

In the event of retrenchment, the executives listed above (except for N Utley) are entitled to the greater of:

- the written notice or payment in lieu of notice as provided in their service agreement; or
- the retrenchment benefits due under the relevant company retrenchment policy.

For N Utley, the retrenchment payment is in accordance with the termination provisions specified in the table above.

b. COMPANY RETRENCHMENT POLICY

On retrenchment, employees with less than 25 years service will receive:

- at least eight weeks notice or payment in lieu of notice (calculated on the employee's base salary); and
- three weeks base salary for each year of continuous service to a maximum of 75 weeks base salary.

The minimum benefit that can be received is 11 weeks base salary and the maximum benefit that can be received is 83 weeks base salary.

On retrenchment, employees with 25 or more years of service or who are over 45 years of age will receive:

- at least 12 weeks notice or payment in lieu of notice (calculated on the employee's base salary); and
- three weeks base salary for each year of continuous service to a maximum of 75 weeks base salary.

The minimum benefit that can be received is 15 weeks base salary and the maximum benefit that can be received is 87 weeks base salary.

c. TERMINATION OF EMPLOYMENT WITHOUT NOTICE AND WITHOUT PAYMENT IN LIEU OF NOTICE

The employment of the executives may be terminated without notice or payment in lieu of notice in some circumstances. Generally, this could occur where the executive:

- is charged with a criminal offence that is capable of bringing the organisation into disrepute;
- is declared bankrupt;
- breaches a provision of their employment agreement;
- is guilty of serious and wilful misconduct; or
- unreasonably fails to comply with any material and lawful direction given by the Company.

d. TERMINATION OF EMPLOYMENT WITH NOTICE OR PAYMENT IN LIEU OF NOTICE

The employment of the executives may be terminated at any time by the Company with notice or payment in lieu of notice. The amount of notice the Company must provide or the payment in lieu of notice is specified above.

VI. Remuneration details

a. REMUNERATION OF EXECUTIVES FOR THE IAG GROUP

	SHORT TERM EMPLOYMENT BENEFITS			POST EMPLOYMENT BENEFITS		OTHER LONG TERM EMPLOYMENT BENEFITS	TERMINATION BENEFITS	SHARE BASED PAYMENT		TOTAL
	Base salary(1) $000	STI(2) $000	Other(3) $000	Super-annuation(4) $000	Retirement benefits $000	Long service leave accruals(5) $000	$000	Value of deferred 2007 STI granted as DARs(6) $000	Value of DARs/ EPRs/ PARs/ shares granted(7, 8) $000	$000
Executives (including executive director)										
MJ Wilkins, Chief Executive Officer and Managing Director, KMP since 26 November 2007(i)										
2008	**857**	**395**	**–**	**78**	**–**	**4**	**–**	**–**	**133**	**1,467**
JP Breheny, Chief Executive Officer, Asia										
2008	**736**	**226**	**–**	**89**	**–**	**6**	**–**	**115**	**261**	**1,433**
2007	667	349	175	85	–	5	–	–	137	1,418
NB Hawkins, Chief Executive Officer, IAG New Zealand										
2008	**648**	**137**	**57**	**89**	**–**	**10**	**–**	**115**	**303**	**1,359**
2007	647	351	45	84	–	10	–	–	174	1,311
JS Johnson, Chief Executive Officer, eVentures										
2008	**726**	**280**	**–**	**50**	**–**	**13**	**–**	**138**	**232**	**1,439**
2007	715	356	–	84	–	15	–	–	116	1,286
LC Murphy, Group Executive, Business Services, KMP since 3 December 2007(i)										
2008	**270**	**145**	**–**	**35**	**–**	**1**	**–**	**–**	**18**	**469**
N Utley, Chief Executive Officer, United Kingdom, KMP since 9 January 2007										
2008	**978**	**590**	**–**	**127**	**–**	**–**	**–**	**90**	**202**	**1,987**
2007	549	262	–	68	–	–	–	–	15	894
DG West, Chief Executive Officer, CGU, KMP since 29 January 2008(i)										
2008	**358**	**229**	**–**	**43**	**–**	**2**	**–**	**–**	**20**	**652**
AM Coleman, Chief Risk Officer and Group Actuary(ii)										
2008	**713**	**538**	**–**	**93**	**–**	**17**	**–**	**134**	**395**	**1,890**
2007	639	431	–	89	–	16	–	–	264	1,439
CF McLoughlin, Group Executive, Strategy, People & Reputation(ii)										
2008	**699**	**421**	**–**	**50**	**–**	**8**	**–**	**100**	**233**	**1,511**
2007	541	318	–	71	–	5	–	–	116	1,051
J van der Schalk, Chief Executive Officer, Asset Management and Reinsurance(ii)										
2008	**634**	**360**	**–**	**50**	**–**	**10**	**–**	**69**	**267**	**1,390**
2007	659	327	–	81	–	27	–	–	146	1,240
G Venardos, Group Chief Financial Officer(ii)										
2008	**826**	**594**	**–**	**100**	**–**	**27**	**–**	**149**	**464**	**2,160**
2007	782	480	–	98	–	21	–	–	305	1,686
Executives who ceased as key management personnel(iii)										
MJ Hawker, former Chief Executive Officer and Managing Director, KMP until 26 May 2008										
2008	**1,561**	**1,565**	**–**	**45**	**–**	**(77)**	**1,939**	**174**	**(1,446)**	**3,761**
2007	1,297	722	–	174	–	24	–	–	1,381	3,598
DA Issa, former Chief Executive Officer, Direct Insurance, KMP until 4 July 2008										
2008	**858**	**784**	**–**	**50**	**–**	**45**	**1,075**	**142**	**405**	**3,359**
2007	701	456	–	94	–	12	–	–	251	1,514
SJ Mostyn, former Group Executive, Culture & Reputation, KMP until 15 October 2007										
2008	**155**	**112**	**–**	**21**	**–**	**2**	**–**	**32**	**87**	**409**
2007	553	301	–	73	–	10	–	–	227	1,164
MJ Pirone, former Chief Executive Officer, CGU, KMP until 29 January 2008										
2008	**806**	**580**	**–**	**50**	**–**	**29**	**725**	**119**	**408**	**2,717**
2007	719	444	–	91	–	24	–	–	268	1,546
P Connell, only KMP for the period from 29 September 2006 to 20 February 2007										
2007	253	162	–	24	–	–	–	–	14	453

(i) For an executive who was newly appointed to the executive team during a financial year, the remuneration information provided in the table above relates to the period from the date of their appointment as KMP to 30 June. The balances are calculated based on the proportion of the year that they were KMP.

(ii) As part of the IAG restructure announced on 9 July 2008, NB Hawkins and LC Murphy will take on the Chief Financial Officer and Group Executive, Corporate Office roles, respectively, whilst AM Coleman, CF McLoughlin, J van der Schalk and G Venardos will cease to be KMP from the end of August 2008 when the new executive team structure is effective. The remuneration details in the table above are only in respect of remuneration for services provided during the current financial year.

(iii) For any executives who ceased as KMP during a financial year, the remuneration information provided in the table above relates only to the period that they were KMP.

Refer to section VI.b for details of notes 1 to 8 referencing in the above table in section VI.a.

b. DETAILS OF NOTES 1 TO 8 USED IN THE TABLES IN SECTION VI.a

(1) Base salary represents amounts paid in cash and the value of non monetary benefits such as cars and parking and annual leave accruals, as determined in accordance with AASB 119 Employee Benefits.

(2) STI to be settled for the current performance period accrual and prior performance periods over or under accruals. Executives may elect to receive some of their STI in the form of IAG shares rather than cash through participation in the Bonus Equity Share Plan which is valued in accordance with the market value of IAG shares at grant date.

(3) NB Hawkins received an accommodation allowance in NZ. In 2007, JP Breheny received a special payment which was only payable after completion of 12 months service with the IAG Group.

(4) Superannuation represents the employer's contributions. Refer note 29 for details of how this plan operates.

(5) Long service leave accruals as determined in accordance with AASB 119 Employee Benefits.

(6) The deferred 2007 STI is granted as DARs and an allocated portion of unvested DARs is included in the total remuneration disclosure above. DARs are valued using a Black Scholes valuation model. The deferred 2008 STI will be granted in next financial year and therefore, no value was included in the table above.

(7) An allocated portion of unvested EPRs (new rights issued in 2008), DARs and PARs is included in the total remuneration disclosure above. The year ended 30 June 2008 value included shares issued under a one off share allocation (refer to section VIII.a for further details).

To determine the EPRs and PARs values the Monte Carlo simulation methodology model has been applied. The valuation takes into account the exercise price of the EPRs and PARs, life of the EPRs and PARs, current price of IAG shares, expected volatility of the IAG share price, expected dividends, risk free interest rate, the performance of the shares in the peer group of companies, early exercise and non transferability, and turnover which is assumed to be zero for an individual's remuneration calculation. DARs are valued using a Black Scholes valuation model.

(8) The year ended 30 June 2008 included a reversal adjustment on lapsed rights which was recognised as share based remuneration for services provided since date of grant in prior periods. These rights lapsed on MJ Hawker's ceasing employment with the IAG Group.

VII. At risk remuneration

Total remuneration for executives is comprised of 'at risk' and 'not at risk' remuneration. Base salary and superannuation are 'not at risk', while STI and share based remuneration provided through the DARs, EPRs and PARs Plans are 'at risk'.

a. DETAILS OF TOTAL REMUNERATION THAT IS 'AT RISK'


MJ Wilkins
NOT AT RISK 64%
AT RISK 36%
64
27
9
JP Breheny
NOT AT RISK 58%
AT RISK 42%
58
16
8
18
NB Hawkins
NOT AT RISK 59%
AT RISK 41%
59
10
8
23
JS Johnson
NOT AT RISK 55%
AT RISK 45%
55
19
10
16
LC Murphy
NOT AT RISK 65%
AT RISK 35%
65
31
4
N Utley
NOT AT RISK 56%
AT RISK 44%
56
30
5
9
DG West
NOT AT RISK 62%
AT RISK 38%
62
35
3
AM Coleman
NOT AT RISK 44%
AT RISK 56%
44
28
7
21
CF McLoughlin
NOT AT RISK 50%
AT RISK 50%
50
28
7
15
J van der Schalk
NOT AT RISK 50%
AT RISK 50%
50
26
6
19
G Venardos
NOT AT RISK 44%
AT RISK 56%
44
28
7
21
Fixed pay (%)
Cash STI (%)
Deferred STI (%)
LTI (%)

b. SHORT TERM INCENTIVES

The portion of the STI that either vested or was forfeited during the year cannot be determined as no maximum or target amount is set. Executives may be paid a STI based on IAG's performance and their own performance. The amount of STI paid to an executive is recommended by the CEO and approved by the NRSC. The amount of STI paid to the CEO is recommended by the NRSC and approved by the board.

c. SHARE BASED REMUNERATION

No DARs, EPRs or PARs became exercisable during the year ended 30 June 2008. PARs series 1 reached the end of the performance hurdle testing period and 44% of those PARs, being PARs that had not become exercisable, lapsed on 24 December 2007. No DARs, EPRs or PARs (other than PARs series 1) lapsed during the year.

It is not practical to provide an estimate of the maximum possible total value of share based remuneration that may vest in future years for any EPRs, DARs or PARs issued up to 30 June 2008 because the value is directly linked to:

- the future IAG share price at the time of vesting; and
- with respect to EPRs and PARs, the future TSR performance of IAG and companies in the S&P/ASX 100 Index. The minimum possible total value of share based remuneration is zero.

VIII. Share based remuneration—share allocation, DARs, EPRs, PARs and PSRs

a. SHARE ALLOCATION

During the year, the board approved an ex gratia grant of shares to 70 employees. The board made this grant following a PwC review of IAG's executive remuneration arrangements in 2007. PwC found that the approach to determining IAG's peer group for PARs granted in December 2002 was not consistent with market practice. If the peer group was determined in accordance with market practice, IAG's ranking in the peer group was substantially higher. The board made an ex gratia grant of shares to recognise this issue.

The total number of shares granted was 407,552 and the cost of acquiring the shares on market was $1,494,702.

The total value allocated to each KMP is included in item f of this section.

b. DARs

i. Details of DARs granted

The IAG Group has issued DARs to the executives during the financial year for nil consideration. Each executive who participates in the DARs Plan becomes eligible to receive one ordinary IAG share per DAR, by paying the exercise price of $1 per tranche of DARs exercised, subject to continuing employment with the IAG Group for a period as determined by the board.

	GRANT DATE	DATE FIRST EXERCISABLE	LAST EXPIRY DATE	VALUE PER DAR AT GRANT DATE $	DARs GRANTED DURING THE YEAR NUMBER
2008					
MJ Wilkins	-	-	-	-	-
JP Breheny	**27/09/2007**	**01/07/2008**	**27/09/2017**	**4.82**	**47,900**
AM Coleman	**27/09/2007**	**01/07/2008**	**27/09/2017**	**4.82**	**55,700**
NB Hawkins	**27/09/2007**	**01/07/2008**	**27/09/2017**	**4.82**	**47,900**
JS Johnson	**27/09/2007**	**01/07/2008**	**27/09/2017**	**4.82**	**57,100**
CF McLoughlin	**27/09/2007**	**01/07/2008**	**27/09/2017**	**4.82**	**41,500**
LC Murphy	-	-	-	-	-
N Utley	**27/09/2007**	**01/07/2008**	**27/09/2017**	**4.82**	**37,500**
J van der Schalk	**27/09/2007**	**01/07/2008**	**27/09/2017**	**4.82**	**28,600**
G Venardos	**27/09/2007**	**01/07/2008**	**27/09/2017**	**4.82**	**61,900**
DG West	-	-	-	-	-
EXECUTIVES WHO CEASED AS KEY MANAGEMENT PERSONNEL					
MJ Hawker	**27/09/2007**	**01/07/2008**	**27/09/2017**	**4.82**	**144,500**
DA Issa	**27/09/2007**	**01/07/2008**	**27/09/2017**	**4.82**	**73,800**
SJ Mostyn	**27/09/2007**	**01/07/2008**	**27/09/2017**	**4.82**	**45,400**
MJ Pirone	**27/09/2007**	**01/07/2008**	**27/09/2017**	**4.82**	**61,500**
					703,300

ii. Details of DARs vested and exercised

There were no DARs vested and exercised during the financial year.

c. EPRs

i. Details of EPRs granted

The EPRs Plan replaced the PARs Plan as IAG's new executive long term incentive plan. The IAG Group issued EPRs to the executives during the financial year for nil consideration. Each executive who participates in the plan becomes eligible to receive an ordinary share per EPR at no exercise price, subject to specific performance hurdles being met. Refer to section IV.b for details of the performance hurdles.

EPR allocations are divided equally into two allocations, the TSR and ROE allocation. Each allocation has two vesting conditions with the first vesting condition being, continued employment with the IAG Group. Under the TSR allocation, the second vesting condition is a market related performance hurdle based on a comparison of IAG's TSR with the TSR of a peer group of entities in the S&P/ASX 100 Index. Under the ROE allocation, the second vesting condition is based on IAG's normalised ROE (refer to note 28 of the financial statements for further details).

ii. EPRs subject to TSR performance hurdle

	GRANT DATE	DATE FIRST EXERCISABLE	LAST EXPIRY DATE	VALUE PER EPR AT GRANT DATE $	EPRs GRANTED DURING THE YEAR NUMBER
2008					
MJ Wilkins	**29/11/2007**	**30/09/2010**	**29/11/2017**	**2.35**	**125,000**
JP Breheny	**29/10/2007**	**30/09/2010**	**29/10/2017**	**2.87**	**49,250**
AM Coleman	**29/10/2007**	**30/09/2010**	**29/10/2017**	**2.87**	**51,500**
NB Hawkins	**29/10/2007**	**30/09/2010**	**29/10/2017**	**2.87**	**48,000**
JS Johnson	**29/10/2007**	**30/09/2010**	**29/10/2017**	**2.87**	**49,750**
CF McLoughlin	**29/10/2007**	**30/09/2010**	**29/10/2017**	**2.87**	**48,000**
LC Murphy	**29/10/2007**	**30/09/2010**	**29/10/2017**	**2.87**	**17,500**
N Utley	**29/10/2007**	**30/09/2010**	**29/10/2017**	**2.87**	**71,750**
J van der Schalk	**29/10/2007**	**30/09/2010**	**29/10/2017**	**2.87**	**47,500**
G Venardos	**29/10/2007**	**30/09/2010**	**29/10/2017**	**2.87**	**56,750**
DG West	**13/03/2008**	**30/09/2010**	**13/03/2018**	**1.63**	**50,000**
EXECUTIVES WHO CEASED AS KEY MANAGEMENT PERSONNEL					
MJ Hawker	**29/10/2007**	**30/09/2010**	**29/10/2017**	**2.87**	**175,000**
DA Issa	**29/10/2007**	**30/09/2010**	**29/10/2017**	**2.87**	**58,500**
SJ Mostyn	**29/10/2007**	**30/09/2010**	**29/10/2017**	**2.87**	**14,250**
MJ Pirone	**29/10/2007**	**30/09/2010**	**29/10/2017**	**2.87**	**51,500**
					914,250

iii. EPRs subject to the ROE performance hurdle

	GRANT DATE	DATE FIRST EXERCISABLE	LAST EXPIRY DATE	VALUE PER EPR AT GRANT DATE $	EPRs GRANTED DURING THE YEAR NUMBER
2008					
MJ Wilkins	**29/11/2007**	**30/06/2010**	**29/11/2017**	**3.68**	**125,000**
JP Breheny	**29/10/2007**	**30/06/2010**	**29/10/2017**	**4.31**	**49,250**
AM Coleman	**29/10/2007**	**30/06/2010**	**29/10/2017**	**4.31**	**51,500**
NB Hawkins	**29/10/2007**	**30/06/2010**	**29/10/2017**	**4.31**	**48,000**
JS Johnson	**29/10/2007**	**30/06/2010**	**29/10/2017**	**4.31**	**49,750**
CF McLoughlin	**29/10/2007**	**30/06/2010**	**29/10/2017**	**4.31**	**48,000**
LC Murphy	**29/10/2007**	**30/06/2010**	**29/10/2017**	**4.31**	**17,500**
N Utley	**29/10/2007**	**30/06/2010**	**29/10/2017**	**4.31**	**71,750**
J van der Schalk	**29/10/2007**	**30/06/2010**	**29/10/2017**	**4.31**	**47,500**
G Venardos	**29/10/2007**	**30/06/2010**	**29/10/2017**	**4.31**	**56,750**
DG West	**13/03/2008**	**30/06/2010**	**13/03/2018**	**2.71**	**50,000**
EXECUTIVES WHO CEASED AS KEY MANAGEMENT PERSONNEL					
MJ Hawker	**29/10/2007**	**30/06/2010**	**29/10/2017**	**4.31**	**175,000**
DA Issa	**29/10/2007**	**30/06/2010**	**29/10/2017**	**4.31**	**58,500**
SJ Mostyn	**29/10/2007**	**30/06/2010**	**29/10/2017**	**4.31**	**14,250**
MJ Pirone	**29/10/2007**	**30/06/2010**	**29/10/2017**	**4.31**	**51,500**
					914,250

iv. Details of EPRs vested and exercised

There were no EPRs vested and exercised during the financial year.

d PAR

i. Details of PARs granted

The PARs Plan was replaced by the EPRs Plan which is now the executive long term incentive plan. No PARs were granted during the financial year.

ii. Details of PARs vested and exercised

There were no PARs vested and exercised during the financial year.

e PSRs

The Performance Share Rights (PSRs) Plan was closed for issuing further PSRs from the financial year ended 30 June 2003.

During the year ended 30 June 2008, J van der Schalk exercised 40,000 PSRs. $1 per tranche of PSRs is payable to exercise. Nil remains unpaid per issued share acquired. For each PSR exercised, one new IAG ordinary share was issued.

f. ANALYSIS OF MOVEMENTS IN SHARE BASED REMUNERATION

Following is a summary of the movement during the financial year, by value, of all types of share based remuneration, including DARs, EPRs, PARs, PSRs and the one off share allocation, for each executive:

	TOTAL VALUE OF DARs AND EPRs GRANTED(i) $000	TOTAL VALUE OF DARs, EPRs, PARs AND PSRs EXERCISED(ii) $000	TOTAL VALUE OF SHARE ALLOCATION(iii) $000	TOTAL VALUE DARs, EPRs AND PARs THAT LAPSED(iv) $000
2008				
MJ Wilkins	**754**	**–**	**–**	**–**
JP Breheny	**584**	**–**	**–**	**–**
AM Coleman	**638**	**–**	**70**	**(223)**
NB Hawkins	**576**	**–**	**51**	**(162)**
JS Johnson	**632**	**–**	**8**	**(25)**
CF McLoughlin	**545**	**–**	**–**	**–**
LC Murphy	**126**	**–**	**–**	**–**
N Utley	**696**	**–**	**–**	**–**
J van der Schalk	**479**	**132**	**29**	**(94)**
G Venardos	**706**	**–**	**92**	**(275)**
DG West	**217**	**–**	**–**	**–**
	5,953	**132**	**250**	**(779)**
Executives who ceased as key management personnel				
MJ Hawker	**495**	**–**	**231**	**(7,493)**
DA Issa	**191**	**–**	**61**	**(248)**
SJ Mostyn	**74**	**–**	**59**	**(188)**
MJ Pirone	**165**	**–**	**61**	**(239)**
	925	**–**	**412**	**(8,168)**

(i) The value of DARs and EPRs granted in the year is the fair value of the DARs and EPRs at grant date using Black Scholes and Monte Carlo simulation models respectively. The total value of the DARs and EPRs granted is included in the table above. This amount is allocated to remuneration over the expected vesting period (ie in years 30 June 2008 to 30 June 2012).

(ii) 40,000 PSRs that vested in a prior period were exercised in the financial year. The value of PSRs exercised is based on the market value of IAG shares at date of exercise. $1 was paid by J van der Schalk to exercise these PSRs. No other PARs, DARs or EPRs were vested and therefore, exercisable during the financial year.

(iii) The value of the share allocation is based on the cost of acquiring the IAG shares on market for allocating to the executives who were eligible to receive this once off share allocation.

(iv) Rights lapsed during the financial year included 44% of PARs series 1 and rights lapsed upon KMP ceasing employment with the IAG Group. PARs series 1 are valued at the market value of IAG shares at the last date of performance hurdle testing. MJ Hawker's lapsed PARs, DARs and EPRs and DA Issa's and MJ Pirone's lapsed DARs were valued based on the market value of IAG shares at 30 June 2008.

Related parties of executives cannot participate in the EPRs, DARs, PARs or PSRs Plans.

B. NON-EXECUTIVE DIRECTORS

I. Remuneration policy

The principles that underpin IAG's approach to remuneration for non-executive directors are that remuneration should be:

- sufficiently competitive to attract and retain a high calibre of non-executive director; and
- consistent with IAG's values.

II. Remuneration structure

Non-executive director remuneration consists of three components, they are:

- board fees (payable as cash and IAG shares);
- subsidiary board and committee fees; and
- superannuation.

The aggregate limit of remuneration is approved by shareholders and is currently $2,750,000 per annum. The aggregate annual remuneration is inclusive of employer superannuation contributions paid by IAG on behalf of non-executive directors.

a. IAG BOARD AND COMMITTEE FEES

BOARD/COMMITTEE	ROLE	FEE
IAG Board	Chairman	$450,000
	Director	$150,000
IAG Audit Committee	Chairman	$36,000
	Member	$18,000
IAG Risk Management & Compliance Committee	Chairman	$36,000
	Member	$18,000
IAG Nomination, Remuneration & Sustainability Committee	Chairman	$32,500
	Member	$16,250

b. NON-EXECUTIVE DIRECTORS' SHARE PLAN

The board has agreed that each non-executive director should take a minimum of 20% and up to a maximum of 90% of their annual board fee (at the time shares are allocated), on a fee sacrifice basis, in the form of IAG shares provided under the Non-Executive Directors' Share Plan, which was approved by shareholders on 13 November 2002. IAG shares are purchased by a trustee on market and allocated to directors in December each year. Non-executive directors may elect to restrict the disposal of these shares for a minimum period of one year and up to 10 years or until the director retires. No other share based remuneration is available to non-executive directors.

c. SUPERANNUATION

IAG pays superannuation contributions on director's fees into a superannuation fund nominated by the director. Directors' fees and superannuation contributions are paid monthly.

IAG has a Non-Executive Directors' Expenses Policy. Under this policy IAG reimburses expenses reasonably incurred by directors in connection with the discharge of their duties.

d. NON-EXECUTIVE DIRECTORS' SERVICE ON SUBSIDIARY BOARDS

A summary of non-executive directors' service on subsidiary boards and the fees payable is set out in the following table:

DIRECTOR	SUBSIDIARY	CAPACITY	ANNUAL FEE
JA Strong	Insurance Manufacturers of Australia Pty Limited	Chairman	$195,000
PM Colebatch	IAG UK Holdings Limited	Chairman	$100,497(i)
HA Fletcher	IAG New Zealand Limited	Chairman	$89,916(ii)
ND Hamilton	Mutual Community General Insurance Proprietary Limited	Chairman	$25,000
YA Allen	Mutual Community General Insurance Proprietary Limited	Director	$16,250

(i) This amount was paid in British pound and has been converted to Australian dollar using the average exchange rate for the year.
(ii) This amount was paid in NZ dollar and has been converted to Australian dollar using the average exchange rate for the year.

III. Performance

Directors' performance is subject to evaluation by the chairman at least every two years, by discussion between the chairman and the individual director. In these discussions, the individual directors also evaluate the chairman's performance. Performance measures for directors considered by the chairman and board include:

- contribution of the director to board teamwork;
- contribution to debates on significant issues and proposals;
- advice and assistance given to management;
- in the case of the chairman's performance, the fulfilment of the additional role as chairman; and
- input regarding regulatory, industry and social developments surrounding the business.

The NRSC has responsibility for coordinating the board's review of the chairman's performance.

IV. Remuneration details

	SHORT TERM BENEFITS		POST EMPLOYMENT BENEFITS		OTHER LONG TERM EMPLOYMENT BENEFITS	TERMINATION BENEFITS	SHARE BASED PAYMENT	TOTAL
	IAG Board fees received as cash $000	Other boards and committees fees $000	Super-annuation $000	Retirement benefits $000	$000	$000	IAG Board fees received as IAG shares $000	$000
JA Strong								
2008	**238**	**195**	**58**	**–**	**–**	**–**	**213**	**704**
2007	201	172	50	–	–	–	189	612
YA Allen								
2008	**128**	**66**	**13**	**–**	**–**	**–**	**28**	**235**
2007	105	37	15	–	–	–	25	182
PM Colebatch, appointed 1 January 2007								
2008	**79**	**115**	**15**	**–**	**–**	**–**	**71**	**280**
2007	33	48	6	–	–	–	33	120
HA Fletcher, appointed 1 September 2007								
2008	**46**	**90**	**13**	**–**	**–**	**–**	**79**	**228**
ND Hamilton								
2008	**27**	**43**	**13**	**–**	**–**	**–**	**128**	**211**
2007	17	55	17	–	–	–	113	202
A Hynes, appointed 1 September 2007								
2008	**108**	**14**	**12**	**–**	**–**	**–**	**18**	**152**
RA Ross								
2008	**79**	**52**	**18**	**–**	**–**	**–**	**71**	**220**
2007	67	49	16	–	–	–	63	195
BM Schwartz								
2008	**112**	**50**	**13**	**–**	**–**	**–**	**43**	**218**
2007	92	51	16	–	–	–	38	197
DIRECTORS RETIRED DURING THE YEAR								
JF Astbury, director until 31 August 2007								
2008	**17**	**8**	**3**	**184**	**–**	**–**	**4**	**216**
2007	105	54	17	–	–	–	25	201
GA Cousins, director until 31 August 2007								
2008	**17**	**3**	**2**	**169**	**–**	**–**	**4**	**195**
2007	105	16	13	–	–	–	25	159

V. Retirement benefits

IAG decided to freeze the operation of the non-executive director retirement benefit scheme adopted by IAG in 2001 with effect from 1 September 2003.

The terms of the retirement benefits scheme provided for:

- any non-executive director of IAG who had completed five years continuous service with IAG (including service with any subsidiaries) at the date of retirement, a retirement benefit equivalent to the last three years directors' fees, employer superannuation contributions, committee fees and fees for extra services received from IAG and its subsidiaries;
- a pro rata retirement benefit for non-executive directors who have completed at least three years service but less than five years service at the date of their retirement, based on a specified formula; and
- no retirement benefit to be paid to a non-executive director who had served for a period of less than three years.

IAG determined that the frozen retirement benefits would be calculated as follows:

- non-executive directors joining the board from 1 September 2003 would have no retirement benefit;
- for each non-executive director as at 31 August 2003 who had served a minimum of three years, the retirement benefit was assessed as if they had retired at 31 August 2003; and
- for a non-executive director with less than three years of service at 31 August 2003, a retirement benefit was assessed as if they had three years of service as at that date, and then reduced on a pro rata basis based on their uncompleted period of service as a proportion of three years. The retirement benefit was not subsequently payable to such a non-executive director if they had less than three years of service as a non-executive director at the date of their retirement.

Retirement benefits of $184,000 and $169,000 were paid to JF Astbury and GA Cousins respectively, following their retirement from the board on 31 August 2007.

The following table sets out the frozen retirement benefits of the remaining directors who held office on 31 August 2003 and who have continued in office since then:

DIRECTOR	RETIREMENT BENEFIT $000
JA Strong	295
ND Hamilton*	248
RA Ross*	232

* ND Hamilton and RA Ross have decided to retire before the next annual general meeting in November 2008. Their retirement benefits were accrued in the financial year ending 30 June 2008.

On retirement, directors may also be entitled to be paid a benefit from their company funded superannuation. Such a benefit would be in addition to the director's frozen retirement benefit.

C. OTHER BENEFITS

Remuneration does not include premiums paid by IAG for an insurance contract covering current and former directors' and executives' liabilities and legal expenses incurred in respect of the relevant office, as the insurance policies do not specify premiums paid in respect of individual directors and executives and the terms of contract specifically prohibit the disclosure of the premium paid. Insurance products provided by the IAG Group are also available to all directors and executives on the same terms and conditions available to other employees.

RELEVANT INTEREST OF EACH DIRECTOR AND THEIR RELATED PARTIES IN LISTED SECURITIES OF IAG GROUP IN ACCORDANCE WITH THE CORPORATIONS ACT 2001

A. HOLDING OF ORDINARY SHARES

	FOR SECTION 205G OF THE CORPORATIONS ACT 2001	
	Shares held directly[i]	Shares held indirectly[ii]
JA Strong	12,575	283,940
YA Allen	–	19,521
PM Colebatch	–	27,132
HA Fletcher	–	51,126
ND Hamilton	5,900	147,203
A Hynes	–	17,752
RA Ross	102,803	88,243
BM Schwartz	246	27,663
P Twyman	–	15,000
MJ Wilkins	–	100,000

(i) This represents the relevant interest of each director in ordinary shares issued by the Company. as notified by the directors to the ASX in accordance with section 205G of the Corporations Act 2001. Trading in IAG shares is covered by the restrictions which limit the ability of an IAG director to trade in the shares of the IAG Group where they are in a position to be aware, or are aware, of price sensitive information.

(ii) These shares are held by the director's related parties, inclusive of entities controlled, jointly controlled or significantly influenced by the directors, as notified by the directors to the ASX in accordance with section 205G of the Corporation Act 2001.

B. HOLDING OF RESET PREFERENCE SHARES

No director and their related parties had any interest in RPS at reporting date.

C. HOLDING OF RESET EXCHANGEABLE SECURITIES

No director and their related parties had any interest in reset exchangeable securities of IAG Finance (New Zealand) Limited at reporting date.

ROUNDING OF AMOUNTS

Unless otherwise stated, amount in the financial report and directors' report have been rounded to the nearest million dollars. The Company is of a kind referred to in the class order 98/100 dated 10 July 1998 issued by the Australian Securities & Investments Commission. All rounding has been conducted in accordance with that class order.

Signed at Sydney this 22nd day of August 2008 in accordance with a resolution of the directors:



Michael Wilkins
Director

LEAD AUDITOR'S INDEPENDENCE DECLARATION.

UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To the directors of Insurance Australia Group Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2008 there have been:

- no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and
- no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

Brian Greig
Partner

Sydney
22 August 2008

FINANCIAL STATEMENTS.

* For ease of reference, an index of the notes to the financial statements is provided here showing those relevant to the financial statements of the Consolidated entity and those relevant to the financial statements of the Parent.

INCOME STATEMENTS.

FOR THE YEAR ENDED 30 JUNE 2008

	NOTES	PARENT 2008 $m	PARENT 2007 $m	CONSOLIDATED 2008 $m	CONSOLIDATED 2007 $m
Premium revenue	3	–	–	**7,765**	7,207
Outwards reinsurance premium expense	4	–	–	**(470)**	(464)
Net premium revenue (i)		–	–	**7,295**	6,743
Claims expense	4	–	–	**(5,593)**	(5,345)
Reinsurance and other recoveries revenue	3	–	–	**438**	871
Net claims expense (ii)	11	–	–	**(5,155)**	(4,474)
Acquisition costs	4	–	–	**(1,318)**	(1,223)
Other underwriting expenses	4	–	–	**(590)**	(421)
Fire services levies	4	–	–	**(216)**	(218)
Underwriting expenses (iii)		–	–	**(2,124)**	(1,862)
Underwriting profit (i)+(ii)+(iii)		–	–	**16**	407
Investment income on assets backing insurance liabilities	3	–	–	**456**	381
Investment expenses on assets backing insurance liabilities	4	–	–	**(24)**	(21)
Insurance profit		–	–	**448**	767
Investment income on equity holders' funds	3	**759**	426	**(1)**	343
Fee and other income	3	**69**	–	**556**	463
Share of net profit/(loss) of associates	3	–	–	**(3)**	5
Finance costs	4	**(60)**	(77)	**(101)**	(119)
Fee based, corporate and other expenses	4	–	–	**(1,017)**	(532)
Net income attributable to minority interests in unitholders' funds	4	–	–	**(18)**	(19)
Profit/(loss) before income tax		**768**	349	**(136)**	908
Income tax (expense)/credit	6	**(4)**	4	**(90)**	(279)
Profit/(loss) for the year		**764**	353	**(226)**	629
Profit/(loss) for the year attributable to					
Equity holders of the Parent		**764**	353	**(261)**	552
Minority interests		–	–	**35**	77
Profit/(loss) for the year		**764**	353	**(226)**	629

	NOTES	CONSOLIDATED 2008 cents	CONSOLIDATED 2007 cents
Basic earnings per ordinary share	8	**(14.29)**	32.79
Diluted earnings per ordinary share	8	**(14.18)**	32.59

The above income statements should be read in conjunction with the notes to the financial statements.

BALANCE SHEETS.

AS AT 30 JUNE 2008

	NOTES	PARENT		CONSOLIDATED	
		2008 $m	2007 $m	**2008 $m**	2007 $m
ASSETS					
Cash and cash equivalents	23	**–**	–	**1,234**	1,163
Investments	15	**1**	–	**9,479**	10,884
Premium receivable	16	**–**	–	**2,046**	2,045
Inventories		**–**	–	**1**	1
Trade and other receivables	16	**69**	–	**1,207**	1,233
Receivables from related bodies corporate		**120**	155	**–**	1
Current tax assets		**–**	–	**18**	19
Defined benefit superannuation asset		**–**	–	**3**	62
Loans to related bodies corporate		**671**	667	**–**	–
Reinsurance and other recoveries receivable on outstanding claims	12	**–**	–	**1,043**	1,346
Prepayments		**–**	–	**54**	62
Deferred levies and charges		**–**	–	**120**	123
Deferred outwards reinsurance expense		**–**	–	**308**	224
Deferred acquisition costs	13	**–**	–	**758**	789
Deferred tax assets	6	**7**	6	**288**	276
Property, plant and equipment	17	**–**	–	**291**	297
Investments in joint ventures and associates	26	**–**	–	**70**	75
Intangible assets	18	**–**	–	**585**	781
Investment in subsidiaries	25	**5,785**	5,578	**–**	–
Goodwill	19	**–**	–	**1,875**	2,256
Total assets		**6,653**	6,406	**19,380**	21,637
LIABILITIES					
Trade and other payables	20	**16**	20	**906**	1,139
Reinsurance premiums payable		**–**	–	**285**	160
Payables to related bodies corporate		**48**	109	**–**	1
Restructuring provisions	36	**–**	–	**61**	4
Current tax liabilities		**42**	28	**65**	63
Unearned premium liability	14	**–**	–	**4,097**	4,213
Minority interests in unitholders' funds		**–**	–	**93**	326
Lease provision		**–**	–	**22**	22
Employee benefits provision	27	**–**	–	**243**	242
Unexpired risk liability		**–**	–	**12**	–
Deferred tax liabilities	6	**–**	–	**17**	56
Loans from related bodies corporate		**173**	211	**–**	–
Outstanding claims liability	11	**–**	–	**7,827**	8,562
Interest bearing liabilities	21	**860**	1,130	**1,401**	2,017
Total liabilities		**1,139**	1,498	**15,029**	16,805
Net assets		**5,514**	4,908	**4,351**	4,832
EQUITY					
Share capital	22.A	**4,740**	4,361	**4,740**	4,361
Treasury shares held in trust	22.B	**–**	–	**(71)**	(69)
Reserves	22.C	**–**	–	**(7)**	(4)
Retained earnings/(accumulated losses)	22.D	**774**	547	**(458)**	372
Parent interest	22	**5,514**	4,908	**4,204**	4,660
Minority interests	22.E	**–**	–	**147**	172
Total equity	22	**5,514**	4,908	**4,351**	4,832

The above balance sheets should be read in conjunction with the notes to the financial statements.

STATEMENTS OF RECOGNISED INCOME AND EXPENSE.

FOR THE YEAR ENDED 30 JUNE 2008

	PARENT		CONSOLIDATED	
	2008 $m	2007 $m	**2008 $m**	2007 $m
INCOME AND (EXPENSES) RECOGNISED DIRECTLY IN EQUITY DURING THE YEAR, NET OF TAX				
Actuarial gains and (losses) on defined benefit superannuation plans	**-**	-	**(37)**	40
Net movement in foreign currency translation reserve	**-**	-	**(31)**	(19)
Net movement in hedging reserve	**-**	-	**5**	7
Total net income and (expenses) recognised directly in equity	**-**	-	**(63)**	28
Profit/(loss) for the year	**764**	353	**(226)**	629
Total recognised income and (expense) for the year	**764**	353	**(289)**	657
Total recognised income and (expense) for the year attributable to				
Equity holders of the Parent	**764**	353	**(321)**	579
Minority interests	**-**	-	**32**	78
Total recognised income and (expense) for the year	**764**	353	**(289)**	657

Other movements in equity arising from transactions with equity holders acting in their capacity as equity holders are set out in note 22.

The above statements of recognised income and expense should be read in conjunction with the notes to the financial statements.

CASH FLOW STATEMENTS.

FOR THE YEAR ENDED 30 JUNE 2008

	NOTES	PARENT		CONSOLIDATED	
		2008 $m	2007 $m	**2008 $m**	2007 $m
CASH FLOWS FROM OPERATING ACTIVITIES					
Premium received		**-**	-	**7,836**	7,149
Reinsurance and other recoveries received		**-**	-	**739**	577
Claims costs paid		**-**	-	**(6,266)**	(5,037)
Outwards reinsurance premium expense paid		**-**	-	**(484)**	(486)
Dividends received		**716**	396	**51**	65
Interest and trust distributions received		**45**	5	**585**	467
Finance costs paid		**(60)**	(84)	**(102)**	(124)
Income taxes refunded		**25**	-	**51**	12
Income taxes paid		**(142)**	(228)	**(257)**	(403)
Other operating receipts		**94**	273	**1,328**	1,198
Other operating payments		**-**	-	**(3,476)**	(3,017)
Net cash flows from operating activities	23.B	**678**	362	**5**	401
CASH FLOWS FROM INVESTING ACTIVITIES					
Net cash flows on acquisition of subsidiaries		**-**	-	**(35)**	(446)
Proceeds from disposal of premium funding loan portfolio		**-**	-	**114**	-
Proceeds from disposal of investments and property, plant and equipment		**38**	-	**37,279**	21,961
Outlays for investments and property, plant and equipment acquired		**(246)**	(783)	**(36,255)**	(21,659)
Repayment of premium funding loans		**-**	-	**85**	398
Advances of premium funding loans		**-**	-	**(99)**	(378)
Net cash flows from investing activities		**(208)**	(783)	**1,089**	(124)
CASH FLOWS FROM FINANCING ACTIVITIES					
Outlays for purchase of treasury shares		**-**	-	**(4)**	(30)
Proceeds from issue of trust units		**-**	-	**876**	1,118
Outlays for redemption of trust units		**-**	-	**(1,104)**	(1,131)
Proceeds from borrowings		**665**	827	**87**	969
Repayment of borrowings		**(977)**	(1,008)	**(612)**	(1,271)
Dividends paid to IAG equity holders*		**(537)**	(492)	**(537)**	(492)
Dividends paid to minority interests		**-**	-	**(57)**	(87)
Proceeds from issue of shares*		**379**	1,112	**379**	1,112
Share issue costs paid		**-**	(19)	**-**	(19)
Dividends received on treasury shares		**-**	-	**2**	4
Net cash flows from financing activities		**(470)**	420	**(970)**	173
Net movement in cash held		**-**	(1)	**124**	450
Effects of exchange rate changes on balances of cash held in foreign currencies		**-**	-	**(53)**	(5)
Cash and cash equivalents at the beginning of financial year		**-**	1	**1,163**	718
Cash and cash equivalents at the end of financial year	23.A	**-**	-	**1,234**	1,163

* Includes dividends settled by issue of shares under the Dividend Reinvestment Plan (refer to note 9) and the fully underwritten 2007 interim and 2007 final dividend (refer to note 22).

The above cash flow statements should be read in conjunction with the notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Insurance Australia Group Limited (IAG, Parent or Company) is a publicly listed company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is Level 26, 388 George Street, Sydney NSW 2000, Australia. This financial report is for the year ended 30 June 2008 and includes separate financial statements for IAG as an individual entity and consolidated financial statements for the Company and its subsidiaries (referred to as IAG Group, Group or Consolidated entity).

This general purpose financial report was authorised by the board of directors for issue on 22 August 2008.

A. STATEMENT OF COMPLIANCE

This general purpose financial report for the year ended 30 June 2008 has been prepared in accordance with the Corporations Act 2001, Australian Accounting Standards (AASBs) (including Australian Interpretations) adopted by the Australian Accounting Standards Board, other authoritative pronouncements of the Australian Accounting Standards Board and the Australian Securities Exchange (ASX) Listing Rules.

International Financial Reporting Standards (IFRS) refer to the overall framework of standards and pronouncements approved by the International Accounting Standards Board (IASB). IFRS forms the basis of AASBs. This financial report of the Parent and the Consolidated entity complies with IFRS.

The current IFRS standard for insurance contracts does not include a comprehensive set of recognition and measurement criteria. The IASB continues to work on a project to issue a standard that does include such criteria. Until the issuance of that standard, the financial reports of insurers in different countries that comply with IFRS may not be comparable in terms of the recognition and measurement of insurance contracts.

B. BASIS OF PREPARATION OF THE FINANCIAL REPORT

The significant accounting policies adopted in the preparation of this financial report are set out below. The accounting policies adopted in the preparation of this financial report have been applied consistently by all entities in the Consolidated entity and are the same as those of the previous year unless otherwise noted. The financial statements have been prepared on the basis of historical cost principles, as modified by certain exceptions noted in the financial report, with the principal exceptions for the Consolidated entity being the measurement of all investments and derivatives at fair value and the measurement of the outstanding claims liability and related reinsurance and other recoveries at present value.

The presentation currency used for the preparation of this financial report is Australian dollars.

The balance sheet is prepared using the liquidity format in which the assets and liabilities are presented broadly in order of liquidity. The assets and liabilities comprise both current amounts (expected to be recovered or settled within 12 months after the reporting date) and non current amounts (expected to be recovered or settled more than 12 months after the reporting date). For those assets and liabilities that comprise both current and non current amounts, information regarding the amount of the item that is expected to be outstanding longer than 12 months is included within the relevant note to the financial statements.

I. Australian Accounting Standards issued but not yet effective

As at the date of this financial report, there are a number of new and revised accounting standards published by the Australian Accounting Standards Board for which the mandatory application dates fall after the end of this current reporting period.

Of these standards the following has been early adopted in the current reporting period:

AASB 2008-7 COST OF AN INVESTMENT IN A SUBSIDIARY, JOINTLY CONTROLLED ENTITY OR ASSOCIATE

This standard eliminates the distinction between pre acquisition and post acquisition dividends but establishes a new requirement to immediately assess, based on minimum mandatory checks, whether the payment of a dividend triggers a test for impairment of the investment in the subsidiary from which the dividend was received. The standard also clarifies that when a parent reorganises the structure of its group by establishing a new entity as a parent in a manner that satisfies specified criteria, the new parent measures the cost of its investment in the previous parent at the carrying amount of its share of the equity of the previous parent at the date of the reorganisation. There has been no immediate financial impact from the adoption of this standard.

The standards that have not been early adopted and that are relevant to current operations are:

a. AASB 3 BUSINESS COMBINATIONS (REVISED MARCH 2008) AND AASB 2008-3

The standards make a number of consequential amendments to other standards arising from the issue of the revised AASB 3. The standards are mandatorily applicable for the first time to the 31 December 2009 financial report and is expected to be applied prospectively from 1 July 2009.

b. AASB 101 PRESENTATION OF FINANCIAL STATEMENTS (REVISED SEPTEMBER 2007) AND 2007-8

The standard makes a number of consequential amendments to other standards arising from the issue of the revised AASB 101. The standards are mandatorily applicable for the first time to the 31 December 2009 financial report. The revised standard requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity but will not affect any of the amounts recognised in the statements.

c. AASB 2008-2 AMENDMENTS TO AUSTRALIAN ACCOUNTING STANDARDS—PUTTABLE FINANCIAL INSTRUMENTS AND OBLIGATIONS ARISING ON LIQUIDATION

The standard is mandatorily applicable for the first time to the 31 December 2009 financial report. This amending standard introduces an exception to the definition of financial liability to classify as equity instruments certain puttable financial instruments and certain instruments that impose on an entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation of the entity. These changes will have no financial impact.

d. AASB 2008-1 AMENDMENTS TO AUSTRALIAN ACCOUNTING STANDARD AASB 2 SHARE BASED PAYMENTS: VESTING CONDITIONS AND CANCELLATIONS

The standard is mandatorily applicable for the first time to the 31 December 2009 financial report. This amending standard clarifies that only service and performance conditions are vesting conditions (change impacts only those arrangements which include conditions unrelated to service such as including a condition that the employee must hold a number of shares or awards linked to savings plans), and that if a share based payment arrangement is cancelled by a counterparty it is accounted for in the same way as a cancellation by the entity being acceleration of the expense (this change was to deal with companies trying to structure cancellations as if the employee had cancelled trying to avoid acceleration of the expense). These changes will have no financial impact.

e. AASB 2008-5 AMENDMENTS TO AUSTRALIA ACCOUNTING STANDARDS ARISING FROM THE ANNUAL IMPROVEMENTS PROJECT AND THE RELATED 2008-6

The standard makes 24 amendments to 15 standards impacting recognition, measurement or presentation requirements as well as other terminology or editorial amendments. The standards are mandatorily applicable for the first time to the 31 December 2009 financial report with early adoption permitted. These changes are not expected to have a significant, if any, financial impact.

f. IFRIC 14 AASB 19—THE LIMIT ON A DEFINED BENEFIT ASSET, MINIMUM FUNDING REQUIREMENTS AND THEIR INTERACTION
The interpretation is mandatorily applicable for the first time to the 31 December 2008 financial report. This interpretation is not expected to have a significant, if any, financial impact.

g. IFRIC 16 HEDGES OF A NET INVESTMENT IN A FOREIGN OPERATION
The interpretation clarifies three main areas:

- a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation (confirming that the presentation currency does not create an exposure to which an entity may apply hedge accounting);
- which entity within a group can hold a hedging instrument; and
- how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item when the entity disposes of the investment. This interpretation is not expected to have a significant, if any, financial impact.

h. AASB 8 OPERATING SEGMENTS AND AASB 2007-3
The standards make a number of consequential amendments to other standards arising from the issue of AASB 8. The standards are mandatorily applicable for the first time to the 31 December 2009 financial report. The revised standards will have no financial impact but will impact on financial report disclosures. The revised standards require adoption of a 'management approach' to reporting on the financial performance. The information to be reported will be based on information used internally by key decision makers to evaluate performance. A single set of operating segments will replace the business and geographical segments currently disclosed.

II. Changes in accounting policies
There have been no changes in accounting policies which have a material financial impact during the current financial year reporting period.

III. Reclassifications of comparatives
Certain items have been reclassified from the Consolidated entity's prior year financial report to conform to the current period's presentation.

IV. Rounding
Amounts in this financial report have been rounded to the nearest million dollars, unless otherwise stated. The Company is the kind of company referred to in the class order 98/100 dated 10 July 1998 issued by the Australian Securities & Investments Commission. All rounding has been conducted in accordance with that class order.

C. PRINCIPLES OF CONSOLIDATION
I. Subsidiaries
Consolidation is the incorporation of the assets and liabilities of the Parent and all subsidiaries as at the reporting date and the results of the Parent and all subsidiaries for the period then ended as if they had operated as a single entity. The balances and effects of intragroup transactions are eliminated from the consolidation. Subsidiaries are those entities controlled by the Parent. Control exists when one company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Control is presumed to exist when more than half of the voting power of an entity is owned either directly or indirectly. In assessing control, potential voting rights that are exercisable or convertible are taken into account. Where an entity either began or ceased to be controlled during the financial year, the results are included only from the date control commenced or up to the date control ceased.

The financial statements of all subsidiaries are prepared for consolidation for the same reporting period as the Parent, using consistent accounting policies. The financial statements of entities operating outside Australia that maintain accounting records in accordance with overseas accounting principles are adjusted where necessary to comply with the significant accounting policies of the Consolidated entity.

Where a subsidiary is less than wholly owned, the equity interests held by external parties are presented separately as minority interests on the consolidated balance sheet, except where the subsidiary is a trust or similar entity for which the core equity is presented as a liability (this is the case with the IAG Asset Management Wholesale Trusts that are subsidiaries, refer note 25) in which case the third party interest is presented separately on the consolidated balance sheet as a liability.

II. Associates
Associates, those entities over which significant influence is exercised and which are not intended for sale in the near future, are accounted for using equity accounting principles. Significant influence is presumed to exist where between 20% and 50% of the voting rights of an entity are held, but can also arise where less than 20% is held through active involvement and influencing policy decisions affecting the entity. The investment in associates is initially recognised at cost (fair value of consideration provided plus directly attributable costs) and is subsequently adjusted for the post acquisition change in the investor's share of net assets of the investee (generally referred to as the equity method). The investor's share of the profit or loss of the investee is included in the profit or loss of the Consolidated entity and disclosed as a separate line in the income statement. Distributions received reduce the carrying amount of the investment and are not included as dividend revenue of the Consolidated entity. Movements in the total equity of the investee that are not recognised in the profit or loss of the investee are recognised directly in equity of the Consolidated entity and disclosed in the statement of recognised income and expense. The investments are reviewed annually for impairment.

Where an entity either began or ceased to be an associate during the financial year, the investment is equity accounted from the date significant influence commenced or up to the date significant influence ceased.

The financial statements of associates are adjusted where necessary to comply with the significant accounting policies of the Consolidated entity.

When the investor's share of losses exceeds its interest in the investee, the carrying amount of the investment is reduced to nil and recognition of further losses is discontinued except to the extent that the investor has incurred obligations or made payments, on behalf of the investee.

SIGNIFICANT ACCOUNTING POLICIES RELATED TO GENERAL INSURANCE CONTRACTS

All of the general insurance products and reinsurance products on offer, or utilised, meet the definition of an insurance contract (a contract under which one party, the insurer, accepts significance insurance risk from another party, the policyholder, by agreeing to compensate the policyholder if a specified uncertain future event, the insured event, adversely affects the policyholder) and none of the contracts contain embedded derivatives or are required to be unbundled. Insurance contracts that meet the definition of a financial guarantee contract are accounted for as insurance contracts. This means that all of the general insurance products are accounted for in the same manner.

D. PREMIUM REVENUE
Premium revenue comprises amounts charged to policyholders (direct premium) or other insurers (inwards reinsurance premium) for insurance contracts. Premium includes fire service levies, but excludes stamp duties and taxes collected on behalf of third parties, including the goods and services tax. Premium is recognised as earned from the date of attachment of risk (generally the date a contract is agreed to but may be earlier if persuasive evidence of an arrangement exists) over the period of the related insurance contracts in accordance with the pattern of the incidence of risk expected under the contracts. The pattern of the risks underwritten is generally matched by the passing of time. Premium for unclosed business (business written close to reporting date where attachment of risk is prior to reporting date and there is insufficient information to accurately identify the business) is brought to account based on previous years' experience with due allowance for any changes in the pattern of new business and renewals. The unearned portion of premium is recognised as an unearned premium liability on the balance sheet.

Premium receivable is recognised at the amount due and is normally settled between 30 days and 12 months. The recoverability of premium receivable is assessed and provision is made for impairment based on objective evidence and having regard to past default experience. Premium receivable is presented on the balance sheet net of any provision for impairment.

E. OUTWARDS REINSURANCE
Premium ceded to reinsurers is recognised as an expense in accordance with the pattern of reinsurance service received. Accordingly, a portion of outwards reinsurance premium expense is treated as a prepayment and presented as deferred outwards reinsurance expense on the balance sheet at the reporting date.

F. CLAIMS
The outstanding claims liability is measured as the central estimate of the present value of expected future payments relating to claims incurred at the reporting date with an additional risk margin to allow for the inherent uncertainty in the central estimate. The liability is measured based on the advice of/ valuations performed by, or under the direction of, the appointed actuary. The expected future payments include those in relation to claims reported but not yet paid or not yet paid in full, claims incurred but not enough reported (IBNER), claims incurred but not reported (IBNR) and the anticipated direct and indirect claims handling costs. The liability is discounted to present value using a risk free rate.

Claims expense represents claim payments adjusted for the movement in the outstanding claims liability.

The estimation of the outstanding claims liability involves a number of key assumptions and is the most critical accounting estimate. All reasonable steps are taken to ensure that the information used regarding claims exposures is appropriate. However, given the uncertainty in establishing the liability, it is likely that the final outcome will be different from the original liability established. Changes in claims estimates are recognised in profit or loss in the year in which the estimates are changed.

G. REINSURANCE AND OTHER RECOVERIES
Reinsurance and other recoveries received or receivable on paid claims and on outstanding claims liabilities (notified and not yet notified) are recognised as income. Recoveries receivable on paid claims are presented as part of trade and other receivables net of any provision for impairment based on objective evidence for individual receivables. All recoveries receivable on outstanding claims liabilities are measured as the present value of the expected future receipts calculated on the same basis as the outstanding claims liability. Reinsurance does not relieve the originating insurer of its liabilities to policyholders and is presented separately on the balance sheet.

H. ACQUISITION COSTS
Costs associated with obtaining and recording general insurance contracts are referred to as acquisition costs. These costs include advertising expenses, commissions or brokerage paid to agents or brokers, premium collection costs, risk assessment costs and other administrative costs. Profit commission received from third party names relating to providing managing agency services to Lloyd's syndicates is also included in acquisition costs. Such costs are capitalised where they relate to the acquisition of new business or the renewal of existing business, are presented as deferred acquisition costs, and are amortised on the same basis as the earning pattern of the premium over the period of the related insurance contracts. The balance of the deferred acquisition costs at the reporting date represents the capitalised acquisition costs relating to unearned premium.

I. LIABILITY ADEQUACY TEST
The liability adequacy test is an assessment of the carrying amount of the unearned premium liability and is conducted at each reporting date. If current estimates of the present value of the expected future cash flows relating to future claims arising from the rights and obligations under current general insurance contracts, plus an additional risk margin to reflect the inherent uncertainty in the central estimate, exceed the unearned premium liability (net of reinsurance) less related deferred acquisition costs, then the unearned premium liability is deemed to be deficient.

The test is performed at the level of a portfolio of contracts that are subject to broadly similar risks and that are managed together as a single portfolio. Any deficiency arising from the test is recognised in profit or loss with the corresponding impact on the balance sheet recognised first through the write down of deferred acquisition costs for the relevant portfolio of contracts, with any remaining balance being recognised on the balance sheet as an unexpired risk liability.

J. LEVIES AND CHARGES
Levies and charges, for which the amount paid does not depend on the amounts collected, as is the case with fire service levies in Australia, are expensed on the same basis as the recognition of premium revenue. The portion relating to unearned premium is treated as a prepayment and presented as deferred levies and charges on the balance sheet. A liability for levies and charges payable is recognised on business written to the reporting date. Other levies and charges that are simply collected on behalf of third parties are not recognised as income or expense in profit or loss.

SIGNIFICANT ACCOUNTING POLICIES APPLICABLE TO OTHER ACTIVITIES

K. FEE AND OTHER INCOME
Fee based revenue is brought to account on an accruals basis being recognised as revenue on a straight line basis in accordance with the passage of time as the services are provided. Other income is recognised on an accruals basis.

L. LEASES
The majority of leases entered into are operating leases, where the lessor retains substantially all the risks and benefits of ownership of the leased items. The majority of the lease arrangements are entered into as lessee for which the lease payments are recognised as an expense on a straight line basis over the term of the lease. Certain sub lease arrangements are entered into as the lessor for which the lease payments are recognised as revenue on a straight line basis over the term of the lease.

Lease incentives relating to the agreement of a new or renewed operating lease are recognised as an integral part of the net consideration agreed for the use of the leased asset. Operating lease incentives received are initially recognised as a liability, are presented as trade and other payables, and are subsequently reduced through recognition in profit or loss as an integral part of the total lease expense (lease payments are allocated between rental expense and reduction of the liability) on a straight line basis over the period of the lease.

M. TAXATION
I. Income tax
Income tax on the result for the year comprises current and deferred tax. Income tax is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates for each jurisdiction, and any adjustment to tax payable in respect of previous financial periods. Deferred tax expense is the change in deferred tax assets and liabilities between the reporting periods.

Deferred tax assets and liabilities are recognised using the balance sheet method for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except in the following circumstances when no deferred tax asset or liability is recognised:

- temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss;
- temporary differences between the carrying amount and tax bases of investments in subsidiaries where it is probable that the differences will not reverse in the foreseeable future; and
- temporary differences relating to the initial recognition of goodwill.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at reporting date. Deferred tax assets are recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

II. Tax consolidation

The Parent and its Australian resident wholly owned subsidiaries adopted the tax consolidation legislation with effect from 1 July 2002 and are therefore taxed as a single entity from that date. The Parent entity is the head entity within the tax-consolidated group.

Current tax expense/income and deferred tax assets and liabilities arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the 'separate taxpayer within group' approach by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries are assumed by the head entity in the tax-consolidated group and are recognised as amounts receivable/(payable) from/(to) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by IAG as an equity contribution or distribution.

IAG recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

NATURE OF TAX FUNDING ARRANGEMENTS AND TAX SHARING ARRANGEMENTS

The head entity, in conjunction with members of the tax-consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group with respect to tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability/(asset) assumed by the head entity and any tax loss deferred tax assets (associated with tax losses of the wholly owned subsidiaries) assumed by the head entity. This results in the head entity recognising an intercompany receivable/(payable) equal in amount to the tax liability/(asset) assumed. The intercompany amount receivable/(payable) is at call.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity, in conjunction with members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities of the tax-consolidated group should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

III. Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense.

Receivables and payables are stated inclusive of GST. The net amount of GST recoverable from, or payable to, the ATO is included as part of other receivables and payables on the balance sheet. Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing and financing activities, which are recoverable from, or payable to, the ATO are classified as operating cash flows.

N. INVESTMENTS

Investments comprise assets held to back insurance liabilities (also referred to as technical reserves) and assets that represent equity holders' funds. All investments are managed and performance evaluated on a fair value basis for both external and internal reporting purposes in accordance with a documented risk management strategy.

All investments are designated as fair value through profit or loss upon initial recognition. They are initially recorded at fair value (being the cost of acquisition excluding transaction costs) and are subsequently remeasured to fair value at each reporting date. Changes in the fair value from the previous reporting date (or cost of acquisition excluding transaction costs if acquired during the financial period) are recognised as realised or unrealised investment gains or losses in profit or loss. Purchases and sales of investments are recognised on a trade date basis, being the date on which a commitment is made to purchase or sell the asset. Transaction costs for purchases of investments are expensed as incurred and presented in the income statement as investment expenses on assets backing insurance liabilities and corporate, administration and other expenses for investments that represent equity holders' funds. Investments are derecognised when the rights to receive future cash flows from the assets have expired, or have been transferred, and substantially all the risks and rewards of ownership have transferred.

For securities traded in an active market, fair value is determined by reference to published bid price quotations. For trust securities this generally means using the redemption price provided by the trustee. For securities not traded, and for securities traded in a market that is not active, fair value is determined using valuation techniques with the most common technique being reference to observable market data by reference to the fair values of recent arm's length transactions involving the same instruments or other instruments that are substantially the same. An alternative valuation technique that is used for a small number of investments is a discounted cash flow methodology.

Investment revenue, comprising dividends, trust distributions and interest, is brought to account on an accruals basis. Revenue on investment in equity securities and property trusts is deemed to accrue on the date the dividends/distributions are declared, which for listed equity securities is deemed to be the ex dividend date. Dividend revenue from Australian equities is received net of any franking credits.

O. INVESTMENT IN SUBSIDIARIES

Investment in subsidiaries is initially recognised at cost (fair value of consideration provided plus directly attributable costs) and are subsequently carried in the Parent's financial statements at the lower of cost and recoverable amount. Costs incurred in investigating and evaluating an acquisition up to the point of formal commitment to an acquisition are expensed as incurred. Where the carrying value exceeds the recoverable amount, an impairment charge is recognised in profit or loss which can subsequently be reversed in certain conditions.

Income from these investments, comprising dividends and trust distributions, are brought to account on an accruals basis. Dividend revenue is accrued on the date the dividends are declared.

P. INVESTMENT IN JOINT VENTURES AND ASSOCIATES

Investment in joint ventures and associates is initially recognised at cost (fair value of consideration provided plus directly attributable costs) by the entity holding the ownership interest, including attributed goodwill, and is subsequently carried in the entity's financial statements at the lower of cost and recoverable amount.

Q. DERIVATIVES

A variety of derivatives are used for the sole purpose of managing risk exposures. Derivatives are not held for trading or speculative purposes.

Derivatives are initially recognised at fair value (generally the transaction price; the fair value of the consideration given or received) on the date a derivative contract is entered into and are subsequently remeasured to fair value at each reporting date. The fair value is determined by reference to current market

quotes (current bid price for derivatives presented as assets and the current ask price for derivatives presented as liabilities) or generally accepted valuation principles. The derivatives become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market rates relative to their terms. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Transaction costs for purchases of derivatives are expensed as incurred and presented in the income statement as investment expenses for assets backing insurance liabilities and corporate, administration and other expenses for assets representing equity holders' funds.

I. Investment operations

All of the derivatives managed in conjunction with the investment operations are recognised on the balance sheet (presented together with the underlying investments) at fair value with movements in fair value being recognised as part of investment income in profit or loss. None of the derivatives is designated for hedge accounting. This matches the accounting for the derivatives with the accounting for the underlying investments.

II. Corporate treasury operations

Derivatives are used to hedge exposure to foreign currency and interest rate movements in relation to corporate treasury transactions, including borrowings. While there are a number of economic hedges in place, not all of these transactions have been selected for hedge accounting. Where hedge accounting is not applied the derivative and the hedged item are recognised and measured independently as if there was no hedging relationship with the derivative being recognised on the balance sheet at fair value with movements in fair value being recognised in profit or loss. The derivatives are classified as assets and presented as receivables when the fair value is positive, or as liabilities and presented as payables when the fair value is negative, except for cross currency swaps relating to borrowings, which are presented together with the borrowings.

III. Hedge accounting

Where derivatives are designated for hedge accounting, they are classified as:

- hedge of the change in fair value of recognised assets or liabilities or firm commitments (fair value hedge);
- hedge of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedge); or
- hedge of a net investment in a foreign operation (net investment hedge).

Hedge accounting may be applied to derivatives designated as hedging instruments provided certain criteria are met. Certain transactions have been designated as either a cash flow hedge or a net investment hedge.

To qualify for hedge accounting, at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective effectiveness). Actual effectiveness (retrospective effectiveness) in the range of 80% to 125% must also be demonstrated on an ongoing basis. At the inception of a hedging relationship, the relationship between the hedging instruments and hedged items is documented, as well as the risk management objective and strategy for undertaking the hedge.

a. CASH FLOW HEDGE

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in reserves as part of equity. Any gain or loss relating to an ineffective portion is immediately recognised in profit or loss.

When the forecast transaction that is hedged results in the recognition of a financial asset or a financial liability, the associated gains and losses that had been deferred in equity are transferred into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss. When the forecast transaction that is hedged results in the recognition of a non financial asset or a non financial liability, the associated gains and losses that had been deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

More specifically, derivatives are used to hedge a forecast acquisition of a business only when the derivative is expected to reduce exposure to the risks being hedged, is designated prospectively so that it is clear when a forecast transaction has or has not occurred, and it is probable the forecast transaction will occur. Hedge accounting is applied where such hedges meet the hedge accounting requirements. Gains or losses on the derivative arising up to the date of the forecast transaction, together with any costs arising at the time of entering into the derivative, are deferred and included in the measurement of the transaction (typically cost of acquisition of a business). Any gains or losses on the derivative after the transaction date are recognised in profit or loss. If the transaction does not occur as anticipated, the costs are immediately expensed.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to profit or loss.

b. NET INVESTMENT HEDGE

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity while the gain or loss relating to the ineffective portion is immediately recognised in profit or loss. Gains and losses accumulated in the equity reserve are recognised in profit or loss upon the disposal of the foreign operation.

IV. Embedded derivatives

Derivatives embedded in other financial instruments or other non financial host contracts are treated separately when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with movements recognised in profit or loss. Where an embedded derivative is required to be separated, it is measured at fair value.

Embedded derivatives are assessed for separation from their host contract when the entity first becomes a party to the contract and are not reassessed unless there is a significant change in the terms of the contract.

R. TRADE AND OTHER RECEIVABLES

Trade and other receivables are stated at the amounts to be received in the future and are presented net of any provision for impairment. The amounts are discounted where the effect of the time value of money is material. The recoverability of debts is assessed on an ongoing basis and provision for impairment is made based on objective evidence and having regard to past default experience. The impairment charge is recognised in profit or loss. Debts which are known to be uncollectible are written off.

S. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is initially recorded at cost which is the fair value of consideration provided plus incidental costs directly attributable to the acquisition (for land and buildings held as at 30 June 2004, the fair value at that date has been used as the deemed cost). The cost of plant and equipment that is located on certain leased premises is increased by the present value of the estimated future cost for dismantling and removing the items when the relevant alterations are made to the premises with a corresponding recognition of a lease provision (refer to note 1.Y). All items of property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment charges. Items other than land are depreciated using the straight line method at rates based on the expected useful lives of the assets taking into account estimated residual values. Depreciation rates and residual values are reviewed annually and any changes are accounted for prospectively. The per annum depreciation rates used for each class of asset are as follows:

CLASS OF ASSET	DEPRECIATION RATES
Buildings	2%–5%
Motor vehicles	12.5%–20%
Other plant and equipment	6.67%–40%

The carrying amount of each class of property, plant and equipment is reviewed each reporting date by determining whether there is an indication that the carrying value of a class may be impaired. If any such indication exists, the item is tested for impairment by comparing the recoverable amount of the asset or its cash generating unit to the carrying value. An impairment charge is recognised whenever the carrying value exceeds the recoverable amount. Impairment charges are recognised in profit or loss and may be reversed where there has been an indication that the loss may no longer exist and/or a change in the estimates used to determine the recoverable amount.

The net gain or loss on disposal of items of property, plant and equipment is recognised in profit or loss and is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal including transaction costs and other expenses associated with the disposal.

T. BUSINESS COMBINATIONS

Business combinations are accounted for using the acquisition method. Business combinations occur when control is obtained over an entity or business.

The accounting for an acquisition involves the cost of the business combination being allocated to the individual assets acquired (tangible and intangible) and the individual liabilities assumed (including contingent liabilities) based on their separate fair values determined at the acquisition date. Goodwill represents the excess of the purchase consideration plus incidental costs over the fair value of the net identifiable assets and contingent liabilities acquired. If the cost of acquisition is less than the fair value of the net identifiable assets and contingent liabilities acquired, the difference is recognised immediately in profit.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value at the date of exchange. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Where the initial accounting for a business combination is determined only provisionally by the first reporting date after acquisition date, the business combination is accounted for using those provisional values. Any subsequent adjustments to those provisional values are recognised within 12 months of the acquisition date and are applied effective from the acquisition date.

Where a business combination is achieved in stages (commonly referred to as a step acquisition), each exchange transaction is treated separately, using the cost of the transaction and the fair value information at the date of each exchange transaction, to determine the amount of any goodwill associated with that transaction. Before qualifying as a business combination, a transaction may qualify as an investment in an associate (refer note 1.C). With investments in joint ventures and associates, where control is not obtained, the goodwill is included in the carrying amount of the investment in the joint venture and associate, rather than being presented as a separate asset.

Acquisitions and disposals (where control is retained) of minority interests are treated as transactions between equity holders. Therefore, any difference between the acquisition cost of the minority interest and the carrying amount of the minority interest is recognised as an increase or decrease in equity.

U. INTANGIBLE ASSETS

I. Acquired intangible assets

Acquired intangible assets are initially recorded at their cost at the date of acquisition being the fair value of the consideration provided and, for assets acquired separately, incidental costs directly attributable to the acquisition. Intangible assets with finite useful lives are amortised on a straight line basis (unless the pattern of usage of the benefits is significantly different) over the estimated useful lives of the assets being the period in which the related benefits are expected to be realised (shorter of legal duration and expected economic life). Amortisation rates and residual values are reviewed annually and any changes are accounted for prospectively. The per annum amortisation rates used for each class of asset are as follows:

CLASS OF ASSET	AMORTISATION RATES
Lloyd's syndicate capacity	n/a
Brands	5%–20%
Distribution channels	8%–14%
Customer relationships	10%–17%
Other contractual arrangements	20%–33%

The carrying amount of intangible assets with finite useful lives is reviewed each reporting date by determining whether there is an indication that the carrying value may be impaired. If any such indication exists, the item is tested for impairment by comparing the recoverable amount of the asset or its cash generating unit to the carrying value. Where the recoverable amount is determined by the value in use, the projected net cash flows are discounted using a pre tax discount rate. For assets with indefinite useful lives, the recoverability of the carrying value of the assets is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that it might be impaired. An impairment charge is recognised when the carrying value exceeds the calculated recoverable amount. Impairment charges are recognised in profit or loss and may be reversed where there has been a change in the estimates used to determine the recoverable amount.

II. Software development expenditure

Software development expenditure that meets the criteria for recognition as an intangible asset is capitalised on the balance sheet and amortised over its expected useful life, subject to impairment testing. Costs incurred in researching and evaluating a project up to the point of formal commitment to a project are treated as research costs and are expensed as incurred. Only software development projects with total budgeted expenditure of more than $2 million are considered for capitalisation or where such services are provided under a comprehensive outsourcing agreement. Smaller projects and other costs are treated as maintenance costs, being an ongoing part of maintaining effective computer systems, and are expensed as incurred.

All such capitalised costs are deemed to have an expected useful life of three years unless it can be clearly demonstrated for a specific project that the majority of the net benefits are to be generated over a longer period. The capitalised costs are amortised on a straight line basis over the period following completion of a project or implementation of part of a project. The recoverability of the carrying amount of the asset is assessed in the same manner as for acquired intangible assets with finite useful lives.

V. GOODWILL

Goodwill acquired in a business combination is initially measured at cost being the excess of the purchase consideration plus incidental costs over the fair value of the net identifiable assets and contingent liabilities acquired and is subsequently presented net of any impairment charges. Goodwill arising on acquisitions prior to 1 July 2004 has been carried forward on the basis of its deemed cost being the net carrying amount as at that date.

Goodwill is allocated to cash generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets) expected to benefit from the synergies of a business combination for the purpose of impairment testing. Cash generating units are determined based principally on how goodwill is monitored by management. The recoverability of the carrying value of the goodwill allocated to each cash generating unit is tested for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that it might be impaired, by determining the present value (using a pre tax discount rate that reflects the current market assessments of the risks specific to the cash generating unit) of projected net cash flows based on the five year business plans approved by management. Net cash flows beyond the five year period are extrapolated based on growth rates relevant to the asset/business which are consistent with long term industry averages. Where the carrying value exceeds the recoverable amount, an impairment charge is recognised in profit or loss and cannot subsequently be reversed.

At the date of disposal of a business, attributed goodwill is included in the share of net assets used in the calculation of the gain or loss on disposal.

W. TRADE AND OTHER PAYABLES
Trade and other payables are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received. The amounts are discounted where the effect of the time value of money is material.

X. RESTRUCTURING PROVISION
A restructuring provision is recognised for the expected costs associated with restructuring where there is a detailed formal plan for restructure and a valid expectation has been raised in those persons expected to be affected. The provision is based on the direct expenditure to be incurred which is both directly and necessarily caused by the restructuring, including termination benefits, decommissioning of information technology systems and exiting surplus premises, and does not include costs associated with on going activities. The adequacy of the provision is reviewed regularly and adjusted if required. Revisions in the estimated amount of a restructuring provision are reported in the period in which the revision in the estimate occurs. The provision is discounted using a pre tax discount rate where the effect of the time value of money is material. Where discounting is applied, the increase in the provision due to the passage of time is recognised as a finance cost.

Y. LEASE PROVISION
Certain of the operating leases for property require that the land and/or building be returned to the lessor in its original condition, however, the related operating lease payments do not include an element for the cost this will involve. The present value of the estimated future cost for the plant and equipment to be removed and the premises to be returned to the lessor in its original condition are recognised as a lease provision when the relevant alterations are made to the premises. The costs are capitalised as part of the cost of plant and equipment and then depreciated over the useful lives of the assets (refer note 1.S).

Z. ONEROUS CONTRACTS PROVISION
A provision is recognised for onerous contracts when the expected benefits to be derived from a contract are lower than the unavoidable cost of meeting the obligations under the contract.

AA. EMPLOYEE BENEFITS

I. Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries (including bonuses), annual leave and sick leave are recognised at the nominal amounts unpaid at the reporting date using remuneration rates that are expected to be paid when these liabilities are settled, including on costs. A liability for sick leave is considered to exist only when it is probable that sick leave taken in the future will be greater than entitlements that will accrue in the future.

II. Long service leave
A liability for long service leave is recognised as the present value of estimated future cash outflows to be made in respect of services provided by employees up to the reporting date. The estimated future cash outflows are discounted using interest rates on national government guaranteed securities which have terms to maturity that match, as closely as possible, the estimated future cash outflows. Factors which affect the estimated future cash outflows such as expected future salary increases, experience of employee departures and period of service, are incorporated in the measurement.

III. Share based incentive arrangements
Share based remuneration is provided in different forms to eligible employees and IAG directors. All of the arrangements are equity settled share based payments. The fair value at grant date (the date at which the employer and the employee have a shared understanding of the terms and conditions of the arrangement) is determined for each equity settled share based payment using a valuation model which excludes the impact of any non market vesting conditions. This fair value does not change over the life of the instrument. At each reporting date during the vesting period (the period during which related employment services are provided), and upon the final vesting or expiry of the equity instruments, the total accumulated expense is revised based on the fair value at grant date and the latest estimate of the number of equity instruments that are expected to vest based on non market vesting conditions only, and taking into account the expired portion of the vesting period. Changes in the total accumulated expense from the previous reporting date are recognised in profit or loss with a corresponding movement in an equity reserve. Upon exercise of the relevant instruments, the balance of the share based remuneration reserve relating to those instruments is transferred within equity.

The different treatment of market and non market vesting conditions means that if an equity instrument does not vest because a participant ceases relevant employment then the accumulated expense charged in relation to that participant is reversed, but if an equity instrument does not vest only because a market condition is not met, the expense is not reversed.

To satisfy obligations under the various share based remuneration plans, shares are generally bought on market at or near grant date of the relevant arrangement and held in trust. Shares held in trust that are controlled for accounting purposes are treated as treasury shares held in trust (refer note 1.GG).

IV. Superannuation
Contributions are made to various superannuation plans, both defined contribution and defined benefit superannuation plans, in accordance with their governing rules and, for defined benefit superannuation plans, recommendations from their respective actuaries, which are designed to ensure that each plan's funding provides sufficient assets to meet its liabilities over the longer term.

For defined contribution superannuation plans, obligations for contributions are recognised in profit or loss as they become payable. For defined benefit superannuation plans, the net financial position of the plans is recognised on the balance sheet and the movement in the net financial position is recognised in profit or loss, except for actuarial gains and losses (experience adjustments and changes in actuarial assumptions), which are recognised directly in retained earnings.

BB. INTEREST BEARING LIABILITIES AND FINANCE COSTS
Interest bearing liabilities are initially recognised at fair value less transaction costs that are directly attributable to the transaction. After initial recognition the liabilities are carried at amortised cost using the effective interest method.

Finance costs include interest, which is accrued at the contracted rate and included in payables, amortisation of transaction costs which are capitalised, presented together with the borrowings, and amortised over the life of the borrowings or a shorter period if appropriate, and amortisation of discounts or premiums (the difference between the original proceeds, net of transaction costs, and the settlement or redemption value of borrowings) over the term of the liabilities. Where interest payments are subject to hedge accounting, they are recognised as finance costs net of any effect of the hedge.

CC. FOREIGN CURRENCY

I. Functional and presentation currency
Items included in the financial records of each of the entities within the Consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the functional currency). For nearly all entities, this is the local currency of the country in which it operates. The financial statements are presented in Australian dollars, which is the functional and presentation currency of the Parent and the presentation currency of the Consolidated entity.

II. Translation of foreign currency transactions
Foreign currency transactions are translated into the functional currency for each of the entities within the Consolidated entity using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at reporting date are translated to Australian dollars using reporting date exchange rates. Resulting exchange differences are recognised in profit or loss except for those relating to foreign operations and hedging transactions as per sections III and IV below.

III. Translation of the financial results of foreign operations
The financial position and performance of foreign operations with a functional currency other than Australian dollars are translated into the presentation currency for inclusion in the consolidated financial statements. The assets and liabilities are translated using reporting date exchange rates while equity items are translated using historical rates. Items from the income statement are translated using weighted average rates for the reporting period. Exchange differences arising from the translations are recorded directly in equity in the foreign currency translation reserve. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated using reporting date exchange rates.

On the disposal of a foreign operation, the cumulative amount of the exchange differences deferred in the foreign currency translation reserve relating to that foreign operation is recognised in profit or loss.

IV. Hedge transactions
Derivatives are used to hedge the foreign exchange risk relating to certain transactions. Refer to note 1.Q.III for details of the relevant accounting policies.

V. Principal exchange rates used
The reporting date exchange rates and the annual average daily exchange rates for selected currencies as an indication of the rates used for the current period are provided.

	BALANCE SHEETS		INCOME STATEMENTS AND CASH FLOWS	
	2008	2007	**2008**	2007
New Zealand dollar	**0.79310**	0.91060	**0.85634**	0.87139
British pound	**2.07383**	2.36486	**2.23326**	2.45813
Thai baht	**0.03117**	0.03701	**0.03551**	0.03587
United States dollar	**1.04205**	1.17869	**1.11508**	1.27269

DD. PROVISION FOR DIVIDENDS
Provision for dividends is made in respect of ordinary shares where the dividends are declared on or before the reporting date but have not yet been distributed at that date.

EE. EARNINGS PER SHARE
I. Basic earnings per share
Basic earnings per share is determined by dividing the profit or loss attributable to equity holders of the Parent by the weighted average number of shares of the Parent on issue during the reporting period, net of treasury shares held in trust.

II. Diluted earnings per share
Diluted earnings per share is determined by dividing the profit or loss attributable to equity holders of the Parent used in the calculation of basic earnings per share, adjusted for relevant costs associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares.

FF. SHARE CAPITAL
Shares are classified as equity when there is no obligation to transfer cash or other assets to the holder. Transaction costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax.

GG. TREASURY SHARES HELD IN TRUST
Ordinary shares of IAG that are controlled for accounting purposes by share based remuneration trusts that are subsidiaries of the Consolidated entity, are presented on the balance sheet as treasury shares held in trust. The shares are measured at cost (total amount paid to acquire the shares including directly attributable costs), and are presented as a deduction from equity until they are otherwise dealt with. No gain or loss is recognised in profit or loss on the sale, cancellation or reissue of the shares. The shares are derecognised as treasury shares held in trust when the shares vest or are released to the participant.

HH. RESET EXCHANGEABLE SECURITIES
Reset exchangeable securities (RES) were initially measured at fair value (which was equivalent to the face value) less transaction costs incurred in issuing the securities. On the balance sheet, the RES liability is offset against the investments purchased (Portfolio) from the proceeds of the RES, as there is a legal right of set off and it is the intention that the Portfolio and the RES liability would be settled simultaneously. Transaction costs are capitalised, presented together with interest bearing liabilities, and are amortised using the effective interest method over five years from the date of issue. Interest expense on the RES is brought to account on an accruals basis and payable quarterly subject to the terms of issue. The interest expense on the RES is offset against the interest income generated from the Portfolio in the income statement.

The RES incorporates an embedded derivative which is recognised separately.

NOTE 2. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

In the process of applying the significant accounting policies, certain critical accounting estimates and assumptions are used, and certain judgements are made.

The estimates and related assumptions are based on experience and other factors that are considered to be reasonable, the results of which form the basis for judgements about the carrying values of assets and liabilities. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised, and future periods if relevant.

The areas where the estimates and assumptions involve a high degree of judgment or complexity and are considered significant to the financial statements, listed together with reference to the notes to the financial statements where more information is provided, are:

- insurance contracts related
  - claims, refer note 11;
  - reinsurance and other recoveries on outstanding claims, refer note 12; and
  - liability adequacy test, refer note 14.B.

  There are other amounts relating to insurance contracts that are based on allocation methodologies supported by assumptions (eg deferred acquisition costs; which costs in the shared services model (refer note 4) are related to the acquisition of general insurance contracts and so eligible for deferral). The estimates relate to past events, do not incorporate forward looking considerations, and do not change from year to year.
- other
  - restructuring provisions, refer note 36;
  - intangible assets and goodwill impairment testing, refer notes 18 and 19;
  - acquired intangible assets initial measurement and determination of useful life, refer notes 18 and 24;
  - provisional accounting of business combinations, refer note 24;
  - share based remuneration, refer note 28;
  - defined benefit superannuation arrangements, refer note 29; and
  - embedded derivatives, refer note 33.

The accounting judgements made during the year that did not involve estimations, including determination of the existence of control when entities are not wholly owned, the recognition of the identifiable intangible assets acquired in a business combination, and the probability of recovering carry forward tax losses, are considered to have had no significant impact on the amounts recognised in the financial report (2007—none).

NOTE 3. ANALYSIS OF INCOME

	PARENT		CONSOLIDATED	
	2008 $m	2007 $m	2008 $m	2007 $m
A. GENERAL INSURANCE REVENUE				
Gross written premium	-	-	**7,793**	7,381
Movement in unearned premium liability	-	-	**(28)**	(174)
Premium revenue	-	-	**7,765**	7,207
Direct premium revenue	-	-	**7,741**	7,192
Inwards reinsurance premium revenue	-	-	**24**	15
Premium revenue	-	-	**7,765**	7,207
Reinsurance and other recoveries revenue	-	-	**438**	871
Total general insurance revenue	-	-	**8,203**	8,078
B. INVESTMENT INCOME				
Dividend revenue	**716**	396	**49**	59
Interest revenue	**40**	29	**531**	442
Trust revenue	-	-	**55**	61
Total investment revenue	**756**	425	**635**	562
Net changes in fair values of investments				
Realised net gains and (losses)	**10**	7	**29**	(23)
Unrealised net gains and (losses)	**(7)**	(6)	**(209)**	185
Total investment income	**759**	426	**455**	724
Represented by				
Investment income on assets backing insurance liabilities	-	-	**456**	381
Investment income on equity holders' funds	**759**	426	**(1)**	343
	759	426	**455**	724
C. FEE AND OTHER INCOME				
Fee based revenue	-	-	**320**	313
Brokerage and commission	-	-	**146**	111
Other income	-	-	**21**	39
Unrealised gains and (losses) on embedded derivatives	**69**	-	**69**	-
Total fee and other income	**69**	-	**556**	463
D. SHARE OF NET PROFIT/(LOSS) OF ASSOCIATES	-	-	**(3)**	5
Total income	**828**	426	**9,211**	9,270

NOTE 4. ANALYSIS OF EXPENSES

	PARENT		CONSOLIDATED	
	2008 $m	2007 $m	2008 $m	2007 $m
A. EXPENSES AS PRESENTED IN THE INCOME STATEMENT				
Outwards reinsurance premium expense	-	-	**470**	464
Claims expense	-	-	**5,593**	5,345
Acquisition costs	-	-	**1,318**	1,223
Other underwriting expenses	-	-	**590**	421
Fire service levies	-	-	**216**	218
Investment expenses on assets backing insurance liabilities	-	-	**24**	21
Finance costs	**60**	77	**101**	119
Fee based, corporate and other expenses	-	-	**1,017**	532
Net income attributable to minority interests in unitholders' funds	-	-	**18**	19
Total expenses	**60**	77	**9,347**	8,362

	PARENT		CONSOLIDATED	
	2008 $m	2007 $m	2008 $m	2007 $m
B. ANALYSIS OF EXPENSES BY FUNCTION				
General insurance business expenses	-	-	**8,211**	7,692
Fee based business expenses	-	-	**438**	346
Investment and other expenses	-	-	**47**	62
Corporate and administration expenses	**60**	77	**651**	262
Total expenses	**60**	77	**9,347**	8,362
C. OTHER ITEMS				
Disclosure of the following items is considered relevant in explaining the results for the financial year				
Insurance protection tax levied by the NSW State Government	-	-	**20**	21
Depreciation and amortisation				
Acquired intangible assets	-	-	**65**	55
Capitalised software development expenditure	-	-	**54**	18
Property, plant and equipment	-	-	**78**	61
	-	-	**197**	134
Impairment charges				
Property, plant and equipment	-	-	**9**	-
Goodwill	-	-	**277**	-
Acquired intangibles	-	-	**65**	-
Trade and other receivables	-	-	**3**	2
Capitalised software development expenditure	-	-	**-**	7
	-	-	**354**	9
Employee benefits				
Defined contribution superannuation plans	-	-	**91**	70
Defined benefit superannuation plans	-	-	**7**	10
Share based remuneration	-	-	**25**	15
Salaries and other employee benefits expense	-	-	**1,316**	1,126
	-	-	**1,439**	1,221
Transfers to provisions charged to profit or loss				
Restructuring provision	-	-	**60**	2
	-	-	**60**	2
Finance costs				
Reset preference shares distributions paid/payable	**28**	29	**28**	29
Subordinated term notes interest paid/payable	**30**	23	**64**	76
Loans from related bodies corporate interest paid/payable	-	23	**-**	-
Amortisation of capitalised transaction costs	**2**	2	**3**	4
Other debts of operational nature interest paid/payable	-	-	**11**	10
Ineffective portion of hedges	-	-	**(5)**	-
	60	77	**101**	119
Other				
Net loss on disposal of property, plant and equipment	-	-	**-**	4
Operating lease payments	-	-	**164**	184
Software research and development costs expensed	-	-	**44**	37
Net foreign exchange (gains)/losses	-	-	**39**	(22)
Liability adequacy test deficiency	-	-	**15**	-

The IAG Group operated a shared services model throughout the period with the use of dedicated units and entities to provide services throughout the IAG Group. The costs incurred by business units and entities directly, together with internal charges between them, are allocated to the various operating functions and so are included within the various expense classifications in the income statement. For example, the Consolidated entity incurs expense in meeting the superannuation contribution obligations for employees involved in a wide range of functions including sales and marketing, underwriting and claims management. Hence the superannuation expense is allocated across the lines in the income statement based on the areas for which these employees provide services.

NOTE 5. REMUNERATION OF AUDITORS

	CONSOLIDATED 2008 $000	CONSOLIDATED 2007 $000
A. KPMG AUSTRALIA		
I. Assurance services		
Audit of the financial statements prepared for the Parent and subsidiaries	**5,155**	4,964
Audit of statutory returns in accordance with regulatory requirements	**786**	799
Other assurance services	**111**	453
	6,052	6,216
II. Advisory services		
Taxation services	**566**	395
Due diligence in relation to potential acquisitions outside Australia	**503**	1,041
Other attestation and advisory services	**1,631**	455
	2,700	1,891
B. OVERSEAS RELATED PRACTICES OF KPMG AUSTRALIA		
I. Assurance services		
Audit of the financial statements prepared for subsidiaries	**3,186**	2,142
Audit of statutory returns in accordance with regulatory requirements	**219**	38
Other assurance services	**179**	71
	3,584	2,251
II. Advisory services	**890**	48
C. OTHER AUDITORS		
I. Assurance services		
Audit of the financial statements prepared for subsidiaries	**502**	1,181
II. Advisory services	**25**	25
Total remuneration of auditors	**13,753**	11,612

It is IAG Group policy that KPMG may provide assurance and other audit related services that, while outside the scope of the statutory audit, are consistent with the role of auditor. These include regulatory and prudential reviews requested by a regulator such as the Australian Prudential Regulation Authority (APRA). KPMG may not provide services that are perceived to be materially in conflict with the role of auditor. It is IAG Group policy to contract KPMG on assignments additional to their statutory audit and assurance duties where KPMG's expertise and experience with the IAG Group are important. The total fees for such services cannot exceed the audit fees without the approval of the IAG Audit Committee and KPMG can be contracted only in relation to reviewing financial information and not in its preparation. The board is of the opinion that audit independence was not impaired during the current financial year as a result of the provision of these services.

NOTE 6. INCOME TAX

	PARENT 2008 $m	PARENT 2007 $m	CONSOLIDATED 2008 $m	CONSOLIDATED 2007 $m
A. INCOME TAX EXPENSE				
Current tax	**5**	(6)	**201**	359
Deferred tax	**(1)**	1	**(115)**	(74)
(Over)/under provided in prior years	**–**	1	**4**	(6)
Income tax (credit)/expense	**4**	(4)	**90**	279
Deferred income tax expense/(credit) included in income tax comprises				
(Increase)/decrease in deferred tax assets	**(1)**	1	**1**	23
Increase/(decrease) in deferred tax liabilities	**–**	–	**(116)**	(97)
	(1)	1	**(115)**	(74)

B. INCOME TAX RECONCILIATION

The income tax for the financial year differs from the amount calculated on the profit/(loss) before income tax. The differences are reconciled as follows:

	PARENT		CONSOLIDATED	
	2008 $m	2007 $m	**2008 $m**	2007 $m
Profit/(loss) for the year before income tax	**768**	349	**(136)**	908
Income tax calculated at 30% (2007—30%)	**230**	105	**(41)**	272
Tax effect of amounts which are not deductible/(taxable) in calculating taxable income				
Rebateable dividends	**(215)**	(119)	**(9)**	(9)
Capital profits/(losses) not subject to income tax	**(20)**	-	**1**	6
OTHER NON DEDUCTIBLE ITEMS				
Amortisation and impairment charge on acquired intangible assets and goodwill	**-**	-	**122**	15
Interest on reset preference shares	**9**	9	**9**	9
Unrealised (gains) and losses on embedded derivatives	**-**	-	**(21)**	-
Other	**-**	-	**25**	(8)
Income tax (credit)/expense applicable to current year	**4**	(5)	**86**	285
Adjustment relating to prior year	**-**	1	**4**	(6)
Income tax (credit)/expense attributable to profit/(loss) for the year before impact of tax consolidation	**4**	(4)	**90**	279
Income tax (credit)/expense attributable to profit/(loss) for the year after impact of tax consolidation	**4**	(4)	**90**	279

C. TAX CONSOLIDATION

Effective 1 July 2002, the Company became the head entity in a tax-consolidated group comprising the Company and all of its Australian wholly owned subsidiaries and the requirements of the relevant accounting standards have been applied.

D. DEFERRED TAX ASSETS

I. The balance comprises temporary differences attributable to				
AMOUNTS RECOGNISED IN PROFIT				
Property, plant and equipment	**-**	-	**69**	80
Employee benefits	**-**	-	**88**	68
Insurance provisions	**-**	-	**132**	146
Investments	**-**	-	**31**	5
Provisions	**-**	-	**15**	8
Tax losses	**-**	-	**47**	65
Other	**1**	-	**-**	4
	1	-	**382**	376
AMOUNTS RECOGNISED DIRECTLY IN EQUITY				
Hedges	**-**	-	**-**	1
Defined benefit superannuation plans	**-**	-	**(8)**	(24)
Share based remuneration	**-**	-	**-**	1
Other	**6**	6	**6**	6
	7	6	**380**	360
Set off of deferred tax liabilities	**-**	-	**(92)**	(84)
	7	6	**288**	276

	PARENT 2008 $m	PARENT 2007 $m	CONSOLIDATED 2008 $m	CONSOLIDATED 2007 $m
II. Movements				
Balance at the beginning of the financial year	**6**	1	**360**	281
Credited/(charged) to profit or loss	**1**	(1)	**(1)**	(23)
Credited/(charged) to equity	**-**	6	**14**	(12)
Acquisitions	**-**	–	**-**	118
Transfers	**-**	–	**1**	(6)
Adjustments relating to prior year	**-**	–	**18**	6
Foreign exchange difference	**-**	–	**(12)**	(4)
Balance at the end of the financial year	**7**	6	**380**	360

III. Tax losses

The Consolidated entity has not recognised $25 million of tax losses (2007—$nil).

E. DEFERRED TAX LIABILITIES

I. The balance comprises temporary differences attributable to

	PARENT 2008 $m	PARENT 2007 $m	CONSOLIDATED 2008 $m	CONSOLIDATED 2007 $m
AMOUNTS RECOGNISED IN PROFIT				
Investments	**-**	–	**(34)**	70
Other provisions	**-**	–	**36**	43
	-	–	**2**	113
AMOUNTS RECOGNISED DIRECTLY IN EQUITY				
Hedges	**-**	–	**107**	27
	-	–	**109**	140
Set off against deferred tax assets	**-**	–	**(92)**	(84)
	-	–	**17**	56
II. Movements				
Balance at the beginning of the financial year	**-**	–	**140**	162
Charged/(credited) to profit or loss	**-**	–	**(116)**	(97)
Charged/(credited) to equity	**-**	–	**80**	23
Foreign exchange differences	**-**	–	**(3)**	1
Transfers	**-**	–	**1**	(5)
Acquisition	**-**	–	**-**	44
Adjustments relating to prior year	**-**	–	**7**	12
Balance at the end of the financial year	**-**	–	**109**	140

NOTE 7. SEGMENT REPORTING

A. PRIMARY REPORTING—BUSINESS SEGMENTS

The Parent is a non operating holding company operating only in Australia.

The Consolidated entity operated in the general insurance industry throughout the year. Revenue from the general insurance industry is derived from underwriting insurance in Australia, NZ, UK and Asia and these form separate reportable segments. The reportable segments comprise the following businesses (each insurance product is predominantly short-tail in duration except where noted):

I. Australia insurance
Comprises the Australia insurance business which distributes a range of direct and intermediated insurance products, under several brands. Direct insurance products are distributed through a network of branches, franchises and country service centres throughout Australia as well as call centres and online facilities using predominantly the NRMA Insurance, SGIO and SGIC brands. Intermediated insurance products are primarily sold under the CGU and Swann Insurance brands through insurance brokers and authorised representatives. This segment includes the operations of an Australian dedicated captive reinsurer.

II. New Zealand insurance
Comprises the general insurance business underwritten through subsidiaries in NZ. The insurance products are predominantly sold directly to customers using the State brand, and through intermediaries such as brokers and agents using the NZI brand. Personal and commercial products are also distributed using third party brands by corporate partners such as large financial institutions.

III. United Kingdom insurance
Comprises the general insurance underwriting and broker distribution services operating through subsidiaries in the UK. The underwriting businesses include a Lloyd's syndicate and a licensed Gibraltar based underwriter. The broking business includes Equity insurance brokers which is a specialist small businesses insurer offering commercial insurance including haulage and heavy goods vehicles and Hastings which offers motor insurance online. These brands provide a combination of direct and third party multi channel distribution.

IV. Asia insurance
Comprises the direct insurance business underwritten through subsidiaries in Asia. The business offers personal and commercial insurance products through local brands in different Asian markets.

V. Reinsurance operations
Comprises the inwards reinsurance operation (which is classified as held for sale at current reporting date) and the captive reinsurer for subsidiaries operating outside Australia.

VI. Corporate and investments
Comprises other activities, including corporate services, investment management and investment of the equity holders' funds.

The net outstanding claims liability for each segment includes an allocation of the diversification benefit incorporated into the risk margin relating to the combination of the segments at the Consolidated entity level. Depreciation expense is allocated to different business segments as management fees from the corporate segment and so all depreciation relating to property, plant and equipment is treated as part of the corporate segment.

The reported segments have changed from those disclosed in the previous annual report as a result of the continued expansion of the IAG Group and the way the business is managed. The change resulted in the merging of what were previously disclosed as two separate segments, being Australia personal insurance and Australia commercial insurance, to form a single Australia insurance segment. The revised business segments align with the way in which information was viewed by KMP at reporting date for making strategic and operational decisions. The comparative information provided has been reclassified to conform to the current period's presentation.

There are no differences between the recognition and measurement criteria used in the segment disclosures and those used in the financial statements.

	AUSTRALIA INSURANCE $M	NEW ZEALAND INSURANCE $M	UNITED KINGDOM INSURANCE $M	ASIA INSURANCE $M	RE-INSURANCE OPERATIONS $M	CORPORATE AND INVESTMENTS $M	INTER SEGMENT ELIMINATION $M	TOTAL $M
2008								
External revenue	**6,160**	**1,026**	**1,715**	**203**	**40**	**67**	**-**	**9,211**
Intersegment revenue	**-**	**14**	**119**	**4**	**178**	**-**	**(315)**	**-**
Total revenue	**6,160**	**1,040**	**1,834**	**207**	**218**	**67**	**(315)**	**9,211**
Underwriting profit/(loss)	**139**	**(39)**	**(33)**	**(1)**	**(50)**	**-**	**-**	**16**
Investment income net of investment fees —technical reserves	**347**	**22**	**61**	**4**	**(2)**	**-**	**-**	**432**
Insurance profit/(loss)	**486**	**(17)**	**28**	**3**	**(52)**	**-**	**-**	**448**
Investment income net of investment fees —equity holders' funds	**-**	**-**	**-**	**-**	**-**	**41**	**-**	**41**
Share of net profit/(loss) of associates	**-**	**-**	**(3)**	**-**	**-**	**-**	**-**	**(3)**
Other net operating result	**33**	**-**	**(1)**	**(4)**	**-**	**(650)**	**-**	**(622)**
Profit/(loss) before income tax	**519**	**(17)**	**24**	**(1)**	**(52)**	**(609)**	**-**	**(136)**
Income tax expense								**(90)**
Profit/(loss) for the year								**(226)**
Segment assets	**9,666**	**629**	**1,493**	**124**	**287**	**7,456**	**(275)**	**19,380**
Total assets								**19,380**
Segment liabilities	**9,666**	**629**	**1,493**	**124**	**287**	**3,105**	**(275)**	**15,029**
Total liabilities								**15,029**
Acquisitions of property, plant and equipment, intangibles and other non current segment assets	**-**	**-**	**-**	**-**	**-**	**216**	**-**	**216**
Depreciation expense	**39**	**5**	**32**	**2**	**-**	**9**	**-**	**87**
Amortisation and impairment charges on acquired intangibles and goodwill	**-**	**-**	**-**	**-**	**-**	**407**	**-**	**407**
Total depreciation, amortisation expenses and impairment charges	**39**	**5**	**32**	**2**	**-**	**416**	**-**	**494**
Other non cash expenses	**62**	**9**	**3**	**-**	**-**	**65**	**-**	**139**

	AUSTRALIA INSURANCE $M	NEW ZEALAND INSURANCE $M	UNITED KINGDOM INSURANCE $M	ASIA INSURANCE $M	RE-INSURANCE OPERATIONS $M	CORPORATE AND INVESTMENTS $M	INTER SEGMENT ELIMINATION $M	TOTAL $M
2007								
External revenue	6,796	1,000	912	193	15	354	–	9,270
Intersegment revenue	–	5	27	6	41	–	(79)	–
Total revenue	6,796	1,005	939	199	56	354	(79)	9,270
Underwriting profit/(loss)	375	64	(3)	1	(30)	–	–	407
Investment income net of investment fees—technical reserves	296	22	33	8	1	–	–	360
Insurance profit/(loss)	671	86	30	9	(29)	–	–	767
Investment income net of investment fees—equity holders' funds	–	–	–	–	–	320	–	320
Share of net profit/(loss) of associates	–	–	(2)	7	–	–	–	5
Other net operating result	65	–	18	(9)	–	(258)	–	(184)
Profit/(loss) before income tax	736	86	46	7	(29)	62	–	908
Income tax expense								(279)
Profit/(loss) for the year								629
Segment assets	10,181	674	1,762	131	83	8,862	(56)	21,637
Total assets								21,637
Segment liabilities	10,181	674	1,762	131	83	4,030	(56)	16,805
Total liabilities								16,805
Acquisitions of property, plant and equipment, intangibles and other non current segment assets	–	–	–	–	–	1,746	–	1,746
Depreciation expense	34	4	11	2	–	10	–	61
Amortisation and impairment charges on acquired intangibles and goodwill	–	–	–	–	–	55	–	55
Total depreciation, amortisation expenses and impairment charges	34	4	11	2	–	65	–	116
Other non cash expenses	69	11	7	–	–	6	–	93

B. SECONDARY REPORTING—GEOGRAPHICAL SEGMENTS

The Consolidated entity operates in the Australia, NZ, UK and Asia (principally Thailand) general insurance industries. Each of these markets forms a separate reportable geographical segment. Australia is the IAG Group's principal market with operations covering all states and territories. The reinsurance operation is a global shared service and there is no sensible transparent manner in which to allocate the results of this operation across the geographic segments.

	AUSTRALIA		NEW ZEALAND		UNITED KINGDOM		ASIA		REINSURANCE		INTER SEGMENT ELIMINATION		TOTAL	
	2008 $m	2007 $m	**2008 $m**	2007 $m	**2008 $m**	2007 $m	**2008 $m**	2007 $m	**2008 $m**	2007 $m	**2008 $m**	2007 $m	**2008 $m**	2007 $m
External revenue	**6,261**	7,106	**1,050**	1,062	**1,660**	887	**200**	196	**40**	19	**–**	–	**9,211**	9,270
Segment assets	**16,177**	16,685	**1,523**	1,721	**2,931**	3,608	**272**	315	**553**	228	**(2,076)**	(920)	**19,380**	21,637
Acquisitions of property, plant and equipment, intangibles and other non current segment assets	**109**	57	**15**	42	**83**	1,622	**3**	1	**6**	24	**–**	–	**216**	1,746

NOTE 8. EARNINGS PER SHARE

	CONSOLIDATED 2008 cents	CONSOLIDATED 2007 cents
A. REPORTING PERIOD VALUES		
Basic earnings per ordinary share*	**(14.29)**	32.79
Diluted earnings per ordinary share	**(14.18)**	32.59

* The basic earnings per ordinary share excludes the treasury shares held in trust from the denominator of the calculation, but includes earnings attributable to those shares in the numerator, to comply with AASB 133 Earnings per Share. If the amounts relating to those shares are excluded from both the numerator and denominator, the basic earnings per ordinary share for the year ended 30 June 2008 would be reduced to (14.18) cents (2007—32.60 cents).

	CONSOLIDATED 2008 $m	CONSOLIDATED 2007 $m
B. RECONCILIATION OF EARNINGS USED IN CALCULATING EARNINGS PER SHARE		
Profit/(loss) for the year	**(226)**	629
Profit attributable to minority interests	**(35)**	(77)
Profit/(loss) attributable to equity holders of the Parent which is the earnings used in calculating basic and diluted earnings per share	**(261)**	552

	CONSOLIDATED 2008 Number of shares in millions	CONSOLIDATED 2007 Number of shares in millions
C. RECONCILIATION OF WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN CALCULATING EARNINGS PER SHARE		
Ordinary shares on issue*	**1,842**	1,691
Treasury shares held in trust	**(13)**	(10)
Weighted average number of ordinary shares used in the calculation of basic earnings per share	**1,829**	1,681
Weighted average number of dilutive potential ordinary shares relating to		
Unvested share based remuneration rights supported by treasury shares held in trust	**13**	10
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	**1,842**	1,691

* The 30 June 2007 weighted average number of ordinary shares used to calculate the basic earnings per share includes an additional seven million shares that are deemed to be bonus shares. These deemed bonus shares were issued in response to the $750 million institutional placement (completed on 12 December 2006) and the $125 million Share Purchase Plan (completed on 31 January 2007) as these capital raisings were considered to be issued at a discount compared to the relevant market price and accordingly these shares are deemed to contain a bonus element. These deemed bonus shares are considered to have been issued on 1 July 2005 (being at the beginning of the corresponding prior period presented in these financial statements) and thus have a retrospective dilutive effect on the basic earnings per share.

The following matters are relevant to the determination of the weighted average number of ordinary shares:

- the RPS are not included as dilutive potential ordinary shares even though they may convert into ordinary shares because the contingent conversion conditions were not met at the reporting date; and
- the RES (refer note 31.B) are not included as dilutive potential ordinary shares because the contingent conversion conditions were not met at the reporting date.

NOTE 9. DIVIDENDS

	CENTS PER SHARE	TOTAL AMOUNT $M	PAYMENT DATE	TAX RATE FOR FRANKING CREDIT	PERCENTAGE FRANKED
A. ORDINARY SHARES					
Recognised in year ended 30 June 2008					
2008 interim dividend	**13.5**	**250**	**14 April 2008**	**30%**	**100%**
2007 final dividend	**16.0**	**287**	**8 October 2007**	**30%**	**100%**
		537			
Recognised in year ended 30 June 2007					
2007 interim dividend	13.5	237	16 April 2007	30%	100%
2006 final dividend	16.0	255	9 October 2006	30%	100%
		492			

It is standard practice to declare the dividend for a period after the relevant reporting date. In accordance with the relevant accounting policy (refer note 1.DD) a dividend is not accrued for until it is declared and so the dividends for a period are generally recognised and measured in the financial reporting period following the period to which the dividend relates.

The dividends recognised in the year ended 30 June 2008 includes $2 million (2007—$4 million) paid in relation to treasury shares held in trusts controlled by the Consolidated entity.

B. DIVIDEND REINVESTMENT

A Dividend Reinvestment Plan (DRP) operates which allows equity holders to elect to receive their dividend entitlement in the form of IAG shares. The price of DRP shares is the average share market price, less a discount if any (determined by the directors) calculated over the pricing period (which is at least five trading days) as determined by the directors for each dividend payment date.

The DRP for the 2008 interim dividend payable on 14 April 2008 was settled with the issuance of 25.2 million fully paid ordinary shares priced at $3.6443 per share (based on the average market price for the eight trading days from 17 March 2008 to 28 March 2008 inclusive, less a discount of 1.5%) to existing shareholders with dividend entitlements.

C. DIVIDEND NOT RECOGNISED AT REPORTING DATE

In addition to the above dividends, the following dividend was declared after the reporting date but before finalisation of this financial report and has not been recognised in this financial report.

	CENTS PER SHARE	TOTAL AMOUNT $M	EXPECTED PAYMENT DATE	TAX RATE FOR FRANKING CREDIT	PERCENTAGE FRANKED
2008 final dividend	**9.0**	**169**	**3 October 2008**	**30%**	**100%**

The dividend was declared on 22 August 2008. The Company's DRP will operate by issuing new ordinary shares to participants with no discount applied.

The last election notice for participation in the DRP in relation to this final dividend is 3 September 2008.

D. RESTRICTIONS THAT MAY LIMIT THE PAYMENT OF DIVIDENDS

There are currently no restrictions on the payment of dividends by the Parent other than:

- the payment of dividends generally being limited to profits subject to ongoing solvency obligations; and
- no dividends can be paid and no returns of capital can be made on ordinary shares, if distributions are not paid on the RPS, unless certain actions are taken by IAG. For further details refer to note 21.

There are currently no restrictions on the payment of dividends from subsidiaries to the Parent other than:

- the payment of dividends generally being limited to profits subject to ongoing solvency obligations of the subsidiary;
- for certain subsidiaries, statutory reserve and regulatory minimum capital requirements (MCR), in particular, APRA has advised Australian general insurers that a general insurer under its supervision must obtain approval from it before declaring a dividend if the general insurer has incurred a loss, or proposes to pay dividends which exceed the level of profits earned in the current period; and
- the Lloyd's syndicate operations being subject to specific solvency calculation restrictions regarding the payment of distributions from Funds at Lloyd's (FAL).

The impact to these requirements caused by the payment of dividends is monitored. Payments of dividends from overseas subsidiaries may attract withholding taxes which have not been provided for in this financial report.

	PARENT		CONSOLIDATED	
	2008 $m	2007 $m	**2008 $m**	2007 $m
E. DIVIDEND FRANKING AMOUNT				
The amount of franking credits available for the subsequent annual reporting period are:				
Franking account balance at reporting date at 30%	**466**	538	**498**	570
Franking credits to arise from payment of income tax payable	**49**	39	**62**	51
Franking debits to arise from receipt of income tax refundable	**-**	(15)	**-**	(15)
Franking credits to arise from receipt of dividends receivable	**1**	2	**1**	2
Franking credits available for future reporting periods	**516**	564	**561**	608
Franking account impact of dividends declared before issuance of financial report but not recognised at reporting date	**(72)**	(123)	**(72)**	(123)
Franking credits available for subsequent financial years based on a tax rate of 30%	**444**	441	**489**	485

The balance of the franking account arises from:

- franked income received or recognised as a receivable at the reporting date;
- income tax paid, after adjusting for any franking credits which will arise from the payment of income tax provided for in the financial statements; and
- franking debits from the payment of dividends recognised as a liability at the reporting date.

In accordance with the tax consolidation legislation, the Parent, as the head entity in the tax-consolidated group, has also assumed the benefit of the franking credits available. The consolidated amounts include franking credits that would be available to the Parent if distributable profits of non wholly owned subsidiaries were paid as dividends.

All of the distributions paid in relation to the RPS and the interest payments in relation to the RES for the financial year were fully franked at 30% (2007—fully franked at 30%).

NOTE 10. INSURANCE CONTRACTS RISK MANAGEMENT

A key risk from operating in the general insurance industry is the exposure to insurance risk arising from underwriting general insurance contracts. The insurance contracts transfer risk to the insurer by indemnifying the policyholders against adverse effects arising from the occurrence of specified uncertain future events. The risk is that the actual amount of claims to be paid in relation to contracts will be different to the amount estimated at the time a product was designed and priced. The Consolidated entity is exposed to this risk because the price for a contract must be set before the losses relating to the product are known. Hence the insurance business involves inherent uncertainty. The Consolidated entity also faces other risks relating to the conduct of the general insurance business including financial risks (refer principally to note 33) and capital risks (refer principally to note 34).

A fundamental part of the overall risk management strategy is the effective governance and management of the risks that impact the amount, timing and uncertainty of cash flows arising from insurance contracts.

A. RISK MANAGEMENT FRAMEWORK

The IAG Group has in place a dedicated risk management function responsible for the development and maintenance of the risk management framework. The risk management framework provides reasonable assurance that the IAG Group's risks are being prudently and soundly managed. The framework includes a written Risk Management Strategy (RMS) which is a high level, strategic document intended to describe key elements of the risk management framework. The RMS:

- describes board and management approved parameters (ie risk appetite) within which key decisions must be made;
- is a key input into how regulators understand and assess the approach to risk management; and
- forms the basis of twice yearly declarations provided by executives and senior management to the board.

The framework also includes clearly defined managerial responsibilities and risk management policies, procedures and controls to identify, assess, monitor, report on and mitigate all material risks, financial and non financial, likely to be faced. A review process is in place to ensure that the risk management framework remains effective. Standard & Poor's (S&P) has rated the IAG Group enterprise risk management program to be 'excellent' which is the highest assessment available under S&P classification system.

The RMS is updated annually and approved by the board and resubmitted to APRA after any material changes are made. A three year rolling business plan is also submitted to APRA after each annual review or whenever material changes are made.

The IAG Group has in place a range of monitoring activities assessing both the financial management and risk management aspects of the business. The appointed actuary for each Australian licensed insurer in the IAG Group is required to prepare a Financial Condition Report (FCR) and an Insurance Liability Valuation Report (ILVR). The ILVR is more quantitative in nature than the FCR. Both documents are required to be submitted to APRA annually.

The FCR includes specific items such as an assessment of asset and liability management, reinsurance arrangements and the risk management framework and incorporates recommendations where issues are noted.

The ILVR advises on the valuation of insurance liabilities including specific details such as assumptions and valuation methods. The ILVR is peer reviewed by another actuary (the reviewing actuary) who must not be an employee of the insurer. The reviewing actuary must provide a review report on the ILVR to the insurer's board and management, the appointed auditor and appointed actuary, but not directly to APRA unless specifically requested to do so.

B. RISK MANAGEMENT OBJECTIVES AND POLICIES FOR MITIGATING INSURANCE RISK

The insurance activities primarily involve the underwriting of risks and the management of claims. A disciplined approach to risk management is adopted in accordance with IAG Group protocols rather than a premium volume or market share orientated approach. It is believed this approach provides the greatest long term likelihood of being able to meet the objectives of all stakeholders; including policyholders, lenders and equity holders.

The risk management activities can be broadly separated into underwriting (acceptance and pricing of risk), claims management, reserving (including investment in data capabilities), and investment management. The objective of these risk management functions is to enhance the longer term financial performance of the overall insurance operations. The policies for the management of risk are applied consistently across the IAG Group with certain allowances made for non Australian jurisdictions. There is a transition period for newly acquired businesses to comply with these policies.

The key policies in place to mitigate risks arising from underwriting insurance contracts include the following:

I. Acceptance of risk

The IAG Group Underwriting & Pricing Policy Committee (UPPCo) establishes, reviews and monitors the underwriting and pricing standards and strategies. This committee is supported by regional committees that conduct a similar role but focusing on issues specific to each region. Insurance and reinsurance policies are written in accordance with local management practices and regulations within each geographical region taking into account the Consolidated entity's risk tolerance and underwriting standards.

The underwriting of large numbers of uncorrelated individual risks, across a range of classes of insurance businesses, in different geographical regions reduces the variability in overall claims experience. Maximum limits are set for the acceptance of risk both on an individual contract basis and for classes of business and specific risk groupings. Having limited exposure to long-tail classes of business (where the settlement of claims typically takes longer than one year), currently approximately 20% of the business as measured by GWP, limits risk. Management information systems are maintained that provide up to date, reliable data on the risks to which the business is exposed at any point in time. Efforts are made, including plain language policy terms, to ensure there is no misalignment between what policyholders perceive will be paid when a policy is initially sold and what is actually paid when a claim is made.

The charts in section D provide a dissection of GWP by geography and product for the current and prior financial year demonstrating the limited exposure to the additional risks associated with long-tail classes of business.

II. Pricing

Statistical models are used which combine historical and projected data to calculate premiums and monitor claims patterns for each class of business. The data used includes historical pricing and claims analysis for each class of business as well as current developments in the respective markets and classes of business. All data used is subject to rigorous verification and reconciliation processes. The models incorporate consideration of market conditions.

III. Reinsurance

The use of reinsurance to limit exposure to large single claims and accumulation of claims that arise from the same event or the accumulation of similar events. This includes the monitoring of reinsurers' credit risk to control exposure to reinsurance counterparty default (refer note 12).

IV. Claims management

Initial claim determination is managed by claims officers with the requisite degree of experience and competence with the assistance, where appropriate, of a loss adjustor or other party with specialist knowledge. It is IAG Group policy to respond to and settle all genuine claims quickly whenever possible and to pay claims fairly, based on policyholders full entitlements.

V. Investment management
Assets and liabilities are managed so as to effectively match the maturity of the assets that are held to back insurance liabilities with the expected pattern of claims payments.

VI. Risk reduction
Reducing the frequency and severity of a claim in the first place by supporting and assisting the community by engaging in risk reduction activities (such as fire prevention strategies, crime prevention programs and motor vehicle safety initiatives), conducting research to reduce future risk in the community, improving risk management understanding in the community, and reducing the environmental footprint of the IAG Group.

C. TERMS AND CONDITIONS OF INSURANCE CONTRACTS
The terms and conditions attaching to insurance contracts affect the level of insurance risk accepted. Insurance contracts are generally entered into on an annual basis and at the time of entering into a contract all terms and conditions are negotiable or, in the case of renewals, renegotiable. The majority of direct insurance contracts written are entered on a standard form basis. Non standard and long term policies may only be written if expressly approved by a person with appropriate delegated authority. Risks are only assumed where the IAG Group has the skills to analyse, structure and price the risk appropriately. There are no special terms and conditions in any non standard direct insurance contracts that would have a material impact on the financial report. Insurance contracts written in all geographical regions are subject to substantially the same terms and conditions. There are no embedded derivatives that are separately recognised from a host insurance contract.

Individual reinsurance contracts have a greater potential to have a significant financial impact. Refer to note 12 for more information.

D. CONCENTRATIONS OF INSURANCE RISK
The exposure to concentrations of insurance risk is mitigated by a portfolio diversified into many classes of business across different countries. A high level indication of the spread of insurance risk may be obtained from the segment reporting note.

Concentration risk is particularly relevant in the case of natural disasters and other catastrophes which generally result in a concentration of affected policyholders over and above the norm and which constitutes the largest individual potential financial loss. Each year, the Consolidated entity sets its tolerance for concentration risk. Various models are used to estimate the impact of different potential natural disasters and other catastrophes. The tolerance for concentration risk is used to determine the maximum event retention (MER) which is the maximum net exposure to insurance risk determined appropriate for any single event with a given probability. While it is desirable to limit the net exposure, it is reduced to only the maximum event retention limit because the cost of purchasing reinsurance cover to reduce the net exposure further is not considered capital efficient.

The MER limit for a second event during the period of reinsurance cover is generally lower than that for the first event.

The charts below demonstrate the diversity of the IAG Group's operations by both geography (noting that the insurance risks underwritten in Australia are written in all states and territories) and product indicating that the concentration of insurance risk is not significant.

The following bar chart provides a percentage analysis of GWP by region.

CONSOLIDATED


2008
2007
0
10
20
30
40
50
60
70
80
90
100
Australia
New Zealand
UK
Asia
Reinsurance

The main reason for the increase in relative size of the GWP for the UK is because that operation was acquired during the comparative period and so the comparative figures do not include a full year's premiums.

The following bar chart provides a percentage analysis of GWP by product.

CONSOLIDATED


2008
2007
0
10
20
30
40
50
60
70
80
90
100
Motor
Home
Short-tail commercial
Workers' compensation
CTP
Liability
Other short-tail

Specific processes for monitoring identified key concentrations are set out below:

RISK	SOURCE OF CONCENTRATION	RISK MANAGEMENT MEASURES
An accumulation of risks arising from a natural peril	Insured property concentrations	Accumulation risk modelling, reinsurance protection
A large property loss	Fire or collapse affecting one building or a group of adjacent buildings	Maximum acceptance limits, property risk grading, reinsurance protection
Multiple liability retentions being involved in the same event	Response by a multitude of policies to the one event	Purchase of reinsurance clash protection

As an example of the impact of a potential catastrophe on the Consolidated entity, the exposure to an earthquake in Sydney with associated claims costs of $4 billion would be limited to an estimated $118 million (based on the current first event MER limit for natural peril).

For concentrations of risk relating to the reinsurance contracts refer to note 12.

E. CREDIT RISK
Financial assets or liabilities arising from insurance contracts are presented on the balance sheet at the amount that best represents the maximum credit risk exposure at reporting date.

The credit risk relating to insurance contracts relates primarily to:

- premium receivable which is due from individual policyholders and intermediaries (brokers, agents and business partners). The brokers and agents collect premium from policyholders and remit the monies to the insurer in accordance with contractual arrangements being generally within 90 days for brokers and 30–60 days for agents. Clearly defined credit policies are applied in dealing with these counterparties. The recoverability of premium receivable is assessed and provision is made for impairment based on objective evidence and having regard to past default experience. Concentrations of credit risk are considered low due to the large number of customers/corporate partners comprising the customer base and their dispersion across different industries and geographies. For more detailed credit risk information for the premium receivable balance refer to the receivables note; and
- reinsurance recoveries receivable which are discussed further in note 12.

For information regarding the management of credit risk refer to the financial risk management note.

F. LIQUIDITY RISK
Underwriting insurance contracts exposes the IAG Group to liquidity risk through the obligation to make payments of unknown amount on unknown dates. Information regarding the maturity of the net discounted outstanding claims liability is provided in note 11.F. For information regarding the management of liquidity risk refer to the financial risk management note.

G. INTEREST RATE RISK
The underwriting of general insurance contracts creates exposure to the risk that interest rate movements may materially impact the value of the outstanding claims liability. Movements in interest rates impact the determination of the liability through the selection of discount rates. Discounting the liability is in effect allowing for future investment earnings on the assets held to back the insurance liabilities. The funds held to pay outstanding claims are invested principally in fixed interest securities matched to the settlement durations of the outstanding claims. Movements in market interest rates affect the value of the fixed interest securities. Hence movements in interest rates should have minimal impact on the insurance profit for a year due to movements in investment income on assets backing insurance liabilities offsetting the impact of movements in discount rates on the claims liabilities other than the changes in credit spread on fixed interest securities. The fixed interest securities are expected to be held to maturity and so the unrealised losses from the widening credit spread are expected to reverse upon maturity of these securities.

H. CURRENCY RISK
The IAG Group is an international general insurance group underwriting insurance contracts in Australia, NZ, UK and Asia in operating currencies. The translation of the assets, liabilities, income and expenses of foreign operations with a functional currency other than the Australian dollar exposes the IAG Group to currency risk. This risk is principally managed through the matching of the currency in which assets held to back insurance liabilities are invested to the currency in which the related insurance contracts are written. For additional information regarding the management of currency risk refer to the financial risk management note.

I. REINSURANCE RISK
For information regarding outwards reinsurance refer to notes 12.E and 12.F.

Inwards reinsurance or retrocession is accepted from various subsidiaries within the IAG Group but these transactions are eliminated upon consolidation. Inwards reinsurance or retrocession from entities not controlled by the IAG Group can only be accepted for exposures that are consistent with the organisation's risk appetite and within limits approved by the board. The Alba group, a subsidiary group of IAG, can only accept inwards reinsurance on a 'single risk' basis (ie it provides facultative reinsurance) and therefore is provided full details of each risk from the cedant.

J. REGULATORY RISK
The general insurance operations of the IAG Group are subject to regulatory supervision in the jurisdictions in which they operate. The regulatory frameworks continue to develop in a number of those jurisdictions but at a minimum include requirements in relation to reserving, capital and the payment of dividends. The IAG Group works closely with regulators and monitors regulatory developments across its international operations to assess any potential impact on the ongoing ability to meet the various regulatory requirements.

K. OPERATIONAL RISK
Operational risk is the risk of financial loss (including lost opportunities) resulting from external events and/or inadequate or failed internal processes, people and systems to perform as required. Operational risk can have overlaps with all of the other risk categories. When controls fail, operational risks can cause damage to reputation, have legal or regulatory implications or can lead to financial loss. The IAG Group cannot expect to eliminate all operational risks, but by initiating a rigorous control framework and by monitoring and responding to potential risks, the IAG Group is able to manage risks.

The IAG Group RMS includes consideration of operational risk. Operational risk is identified and assessed on an ongoing basis and the capital management strategy includes consideration of operational risk. Management and staff are responsible for identifying, assessing and managing operational risks in accordance with their roles and responsibilities. The IAG Group has an internal audit function which monitors processes and procedures surrounding operational risk.

L. ACQUISITION RISK
The Consolidated entity's strategy of international expansion exposes it to additional risks. Acquisition risks are principally managed by the Consolidated entity's controls over the due diligence and subsequent integration process. The Consolidated entity mitigates this risk as much as possible by performing due diligence appropriate to its risk appetite for each target entity and by using dedicated teams to manage the integration process.

M. LLOYD'S SYNDICATES
The IAG Group participates in three Lloyd's syndicates being Equity Red Star Motor Syndicate 218 (64%), Syndicate 4455 (100%—classified as held for sale at reporting date) and Syndicate 1208 (100%—in run off).

Every Lloyd's member is required to hold capital at Lloyd's which is held in trust and known as FAL. These funds are intended primarily to cover circumstances where syndicate assets prove insufficient to meet participating members' underwriting liabilities and members fail to meet those liabilities when called upon to do so. The minimum level of FAL is determined by the Individual Capital Assessment (ICA) conducted by each syndicate's managing agency and approved by Lloyd's. The ICA is based on local regulatory requirements and resource criteria and the level of FAL has regard to a number of factors including the nature and amount of risk to be underwritten by the member and the assessment of the insurance, credit, liquidity, market, operation and Group risks in respect of business that has been underwritten as well as the systems and controls that exist both with the syndicate and its managing agency.

In addition, Lloyd's has a Central Fund for which contributions are collected from all members on an annual basis. The purpose of this fund is to pay legitimate claims incurred by syndicates where members are unable to meet their obligations and their FAL have been exhausted. All members at Lloyd's have joint and several liability and, in extreme cases, Lloyd's can also require 'special contributions' from members at the discretion of the Council of Lloyd's to maintain the Central Fund. Lloyd's has an A+ Strong rating issued by S&P.

NOTE 11. CLAIMS

	CONSOLIDATED 2008 $m	2007 $m
A. CLAIMS EXPENSE, NET		
Direct business	**5,149**	4,464
Inwards reinsurance business	**6**	10
Net claims expense	**5,155**	4,474

B. CLAIMS DEVELOPMENT

I. Net claims expense recognised in the income statement

Given the uncertainty in establishing the outstanding claims liability, it is likely that the final outcome will be different from the original liability established. Claims development refers to the financial adjustment in the current period relating to claims incurred in previous periods because of new and more up to date information that has become available and to reflect changes in inflation and discount assumptions. The information is presented on an accident year basis (claims are related to the period in which the insured event occurred and not the period in which the policy was underwritten).

						CONSOLIDATED
			2008			2007
	Current year $m	**Prior years $m**	**Total $m**	Current year $m	Prior years $m	Total $m
Gross claims—undiscounted	**6,602**	**(970)**	**5,632**	6,257	(886)	5,371
Discount	**(328)**	**289**	**(39)**	(347)	321	(26)
Gross claims—discounted	**6,274**	**(681)**	**5,593**	5,910	(565)	5,345
Reinsurance and other recoveries—undiscounted	**(745)**	**299**	**(446)**	(1,002)	109	(893)
Discount	**32**	**(24)**	**8**	51	(29)	22
Reinsurance and other recoveries—discounted	**(713)**	**275**	**(438)**	(951)	80	(871)
Net claims expense	**5,561**	**(406)**	**5,155**	4,959	(485)	4,474

Current year claims relate to claim events that occurred in the current financial year. Prior year claims relate to a reassessment of the claim events that occurred in all previous financial periods. A major component of the prior year movement is the release of risk margins in respect of claims payments during the year. In order to maintain strong reserves, much of this release is transferred to current accident year reserves for which the development of claims is less mature and there is much greater uncertainty attaching to the ultimate cost of claims. Another factor contributing to the prior year claims development in the current financial year is releases in liability portfolios.

II. Net outstanding claims liability recognised on the balance sheet

The following table shows the development of the estimated net undiscounted outstanding claims liability relative to the current estimate of ultimate claims costs for the seven most recent accident years as estimated at each reporting date. The table also shows a reconciliation of the net discounted liability for the seven most recent accident years to the gross outstanding claims liability on the balance sheet.

								CONSOLIDATED
							Accident year	Total
	2002 $m	2003 $m	2004 $m	2005 $m	2006 $m	2007 $m	2008 $m	$m
NET ULTIMATE CLAIMS COSTS								
Probability of adequacy of outstanding claims liability as at reporting date	**90%**	**90%**	**90%**	**93%**	**90%**	**90%**	**90%**	
Development								
At end of accident year	**2,323**	**3,696**	**3,893**	**4,028**	**4,389**	**5,583**	**5,317**	
One year later	**2,236**	**3,387**	**3,541**	**3,776**	**4,117**	**5,355**		
Two years later	**2,159**	**3,276**	**3,521**	**3,681**	**3,996**			
Three years later	**2,109**	**3,192**	**3,451**	**3,600**				
Four years later	**2,070**	**3,090**	**3,399**					
Five years later	**2,021**	**3,079**						
Six years later	**2,019**							
Cumulative development	**(304)**	**(617)**	**(494)**	**(428)**	**(393)**	**(228)**	**n/a**	
Cumulative development as a percentage of original reserves	**(13.1%)**	**(16.7%)**	**(12.7%)**	**(10.6%)**	**(9.0%)**	**(4.1%)**	**n/a**	
Current estimate of net ultimate claims cost	**2,019**	**3,079**	**3,399**	**3,600**	**3,996**	**5,355**	**5,317**	
Cumulative payments	**(1,888)**	**(2,849)**	**(3,054)**	**(3,031)**	**(3,211)**	**(3,770)**	**(2,843)**	
Net undiscounted outstanding claims liability for the seven most recent accident years	**131**	**230**	**345**	**569**	**785**	**1,585**	**2,474**	**6,119**
Discount to present value	**(36)**	**(46)**	**(54)**	**(85)**	**(123)**	**(214)**	**(266)**	**(824)**
Net discounted outstanding claims liability for the seven most recent accident years	**95**	**184**	**291**	**484**	**662**	**1,371**	**2,208**	**5,295**
Reconciliation								
Claims handling expense (inclusive of risk margin)								**394**
Net discounted outstanding claims for accident years 2001 and prior								**193**
Net outstanding claims liability for accident years prior to acquisition year of 2003 for CGU Insurance Group								**506**
Net outstanding claims liability for inwards reinsurance run off relating to accident years 2002 and prior								**28**
								6,416
Gross outstanding claims liability on the balance sheet								**7,827**
Reinsurance and other recoveries on outstanding claims								**(1,043)**
GST recoverable on net outstanding claims liability								**(368)**
Net outstanding claims liability								**6,416**

Favourable development of claims provisions has given rise to the release of risk margins, and in some cases central estimates, as the ultimate claims costs were settled or became more certain.

Conditions and trends that have affected the development of the liabilities in the past may, or may not, occur in the future, and accordingly, conclusion about future results may not necessarily be derived from the information presented in the tables above.

Short-tail claims are normally reported soon after the incident and are generally settled within months following the reported incident. Hence any development on short-tail claims is normally limited to the year the incident occurred and the following year. For long-tail classes of business it can be several years before a claim is reported and settled, hence the original estimation involves greater uncertainty and so inherently there is more likely to be greater disparity between the original and current estimates. It is for these long-tail classes of business that the development of the outstanding claims liability generally occurs over a number of years.

Where an entity or business has been acquired that includes outstanding claims liabilities, the claims costs for the acquired businesses are included in the claims development table from and including the year of acquisition. Development on the liabilities of such acquired businesses relating to accident years prior to the year of acquisition is included in the table in the year of acquisition (except for CGU Insurance Group, refer to the previous table).

The Consolidated entity conducts general insurance business in local currencies in foreign countries. The gross outstanding claims liability for international operations outside Australia includes contracts written in NZ dollar, British pound and Thai Baht. The translation of the outstanding claims liabilities denominated in foreign currencies into Australian dollars over a number of reporting dates, includes exchange rate movements that have no bearing on the development of the measurement of the underlying claims. All claims liabilities not denominated in Australian dollars have been converted to Australian dollars using constant exchange rates being the rates as at the current reporting date to eliminate this factor and aid comparability.

The claims development table disclosed each period will not be directly reconcilable to the tables presented in previous periods with the key difference being the application of current reporting date exchange rates to the claims liability relating to all accident years.

	CONSOLIDATED 2008 $m	2007 $m
C. COMPOSITION OF OUTSTANDING CLAIMS LIABILITY—GROSS, DISCOUNTED		
Expected future payment for claims incurred:		
Central estimate	**6,194**	6,775
Claims handling costs	**332**	413
Risk margin	**1,301**	1,374
Outstanding claims liability	**7,827**	8,562

The outstanding claims liability includes $4,725 million (2007—$5,205 million) which is expected to be settled after more than 12 months from reporting date. The gross and net outstanding claims liability at the financial reporting date relating to the inwards reinsurance business was $285 million (2007—$384 million) and $189 million (2007—net $255 million) respectively.

	2008 $m	2007 $m
D. RECONCILIATION OF MOVEMENTS IN OUTSTANDING CLAIMS LIABILITY		
Outstanding claims liability at the beginning of the financial year—gross, discounted	**8,562**	6,916
Reinsurance and other recoveries receivable on outstanding claims at the beginning of the financial year (refer note 12.A)	**(1,346)**	(908)
GST recoverable on net outstanding claims liability at beginning of the financial year	**(417)**	(278)
Net outstanding claims liability at the beginning of the year	**6,799**	5,730
Risk margin at the beginning of the year	**(1,068)**	(1,042)
Net central estimate at the beginning of the year	**5,731**	4,688
Claims incurred in the current year	**6,268**	5,811
Reinsurance and other recoveries in the current year	**(982)**	(924)
Claims costs paid	**(6,428)**	(5,037)
Reinsurance and other recoveries received	**1,000**	486
Unwind of the discount	**240**	222
Development on prior year net central estimate	**(284)**	(249)
Movement in discounting	**(20)**	(63)
Net foreign exchange movement	**(120)**	(23)
Net movement for acquired businesses	**–**	820
Net central estimate at the end of the year	**5,405**	5,731
Risk margin at the end of the year	**1,011**	1,068
Net outstanding claims liability at the end of the year	**6,416**	6,799
Reinsurance and other recoveries receivable on outstanding claims at the end of the financial year (refer note 12.A)	**1,043**	1,346
GST recoverable on net outstanding claims liability at end of the financial year	**368**	417
Outstanding claims liability at the end of the financial year—gross, discounted	**7,827**	8,562

	CONSOLIDATED 2008 $m	2007 $m
E. DISCOUNTING OF NET OUTSTANDING CLAIMS LIABILITY		
Net outstanding claims liability—undiscounted	**7,666**	8,250
Discount to present value	**(1,250)**	(1,451)
Net outstanding claims liability—discounted	**6,416**	6,799
F. MATURITY ANALYSIS		
A maturity analysis of the estimated net discounted outstanding claims liability based on the remaining term to payment at reporting date is provided in the table below. This maturity profile is a key tool used in the investment of assets backing insurance liabilities in accordance with the policy of matching the maturity profile of the assets with the estimated pattern of claims payments.		
Within 1 year or less	**2,245**	2,312
Within 1 to 2 years	**1,147**	1,244
Within 2 to 3 years	**853**	918
Within 3 to 4 years	**597**	643
Within 4 to 5 years	**393**	408
Over 5 years	**1,181**	1,274
Total	**6,416**	6,799
G. CENTRAL ESTIMATE AND RISK MARGIN		
I. Reporting date values		
The percentage risk margin applied to the present value of expected future payments for claims incurred net of expected recoveries on outstanding claims liability and expected input tax credit	**18.7**	18.6
The probability of adequacy of the risk margin	**90**	90

The high level of professional judgement applied by actuaries in calculating the outstanding claims liability, and hence the probability of adequacy of the liability, means that for a certain probability of adequacy, different risk margins may be applied for similar risks, which is important in considering the overall reserving strength of an insurer.

II. Process

The outstanding claims liability is determined based on three building blocks being:

- an estimate of the future cash flows;
- discounting for the effect of the time value of money; and
- adding a risk margin for uncertainty.

a. FUTURE CASH FLOWS

The estimation of the outstanding claims liability is based on a variety of actuarial techniques that analyse experience, trends and other relevant factors. The claims estimation process commences with the actuarial projection of the future payments relating to claims incurred at the reporting date. The expected future payments include those in relation to claims reported but not yet paid or not yet paid in full, claims IBNER, claims IBNR and the anticipated direct and indirect claims handling costs.

The estimation process involves using the Consolidated entity's specific data, relevant industry data and more general economic data. Each class of business is usually examined separately and the process involves consideration of a large number of factors including the risks to which the business is exposed at a point in time, claim frequencies and average claim sizes, historical trends in the incidence and development of claims reported and finalised, legal, social and economic factors that may impact upon each class of business as well as the key actuarial assumptions set out in section H, and the impact of reinsurance and other recoveries (refer note 12).

Different actuarial valuation models are used for different claims types with the results then being aggregated. This aggregation of results enhances the valuation process by allowing the use of the model best suited to particular claims types. The selection of the appropriate model takes into account the characteristics of a class of business and the extent of development of each past accident period.

The different components of the outstanding claims liability are subject to different levels of uncertainty. The estimation of the cost of claims reported but not yet paid or not yet paid in full is made on a case-by case basis by claims personnel having regard to the facts and circumstances of the claim as reported, any information available from assessors and information on the cost of settling claims with similar characteristics in previous periods. A further amount, which may be a reduction, is included for IBNER on the basis of past experience with the accuracy of initial claims estimates. With IBNR, the estimation is generally subject to a greater degree of uncertainty than the estimation of the cost of settling claims already notified, as no information is currently available about the claim. IBNR claims may often not be apparent to the insured until many years after the events giving rise to the claim have occurred. In calculating the estimated cost of unpaid claims a variety of estimating techniques are used, generally based on statistical analysis of historical experience, which assumes that the development pattern of the current claims will be consistent with past experience. Allowance is made, however, for changes or uncertainties which may create distortions in the underlying statistics or which might cause the cost of unsettled claims to increase or reduce when compared with the cost of previously settled claims.

Large claims impacting each relevant business class are generally assessed separately, being measured on a case by case basis or projected separately in order to allow for the possible distortive effect of the development and incidence of these large claims. For new products the growing experience with the development of claims is closely monitored.

Reserves are not established for catastrophes in advance of such events and so these events may cause volatility in the results for a period and in the levels of the outstanding claims liability, subject to the effects of reinsurance recoveries.

b. DISCOUNTING
A projection of future claims payments, both gross and net of reinsurance and other recoveries, is undertaken. Projected future claims payments and associated claims handling costs are discounted to a present value as required using appropriate risk free discount rates.

The valuation of the outstanding claims liability for the major portfolios is primarily performed by actuaries who do not have any direct role in the pricing function so as to ensure that an objective and independent assessment of the outstanding claims liability is maintained on a regular basis.

c. RISK MARGIN
The central estimate of the outstanding claims liability is an estimate which is intended to contain no deliberate or conscious over or under estimation and is commonly described as providing the mean of the distribution. It is considered appropriate for the measurement of the claims liability to represent a higher degree of certainty regarding the sufficiency of the liability over time, and so a risk margin is added to the central estimate. The risk margin refers to the amount by which the liability recognised in the financial statements is greater than the actuarial central estimate of the liability. The risk margin added to the central estimate increases the probability that the net outstanding claims liability will ultimately prove to be adequate.

Risk margins are held to allow for uncertainty surrounding the outstanding claims liability estimation process. Potential uncertainties include those relating to the actuarial models and assumptions, the quality of the underlying data used in the models, general statistical uncertainty, the general insurance environment, scope for and experience of political intervention (particularly for long-tail classes) and the impact of legislative reform. Uncertainty from the above sources is examined for each class of business and expressed as a volatility of the net central estimate. The volatility for each class is derived after consideration of stochastic modelling and benchmarking to industry analysis. Certain product classes may be subject to the emergence of new types of latent claims and such uncertainties are considered when setting the risk margin appropriate for those classes.

The long-tail classes of business generally have the highest volatilities of the insurance classes as the longer average time for claims to be reported and settled allows more time for sources of uncertainty to emerge. Short-tail classes generally have lower levels of volatility.

The risk margin is set using a probability of adequacy approach. The risk margin required to provide a given probability of adequacy for two or more classes of business or for two or more geographic locations combined is likely to be less than the sum of the risk margins for the individual classes. This reflects the benefit of diversification in general insurance. Two key components of the valuation methodology are the selection of coefficients of variation (CoV) for each class of business and the correlation factors between each pair of classes of business. The CoV is a measure of the volatility of a class of business and is generally greater for long-tail classes when compared to short-tail classes because of the increased uncertainty relating to the longer time until settlement of claims. The correlation factors are a measure of the correlation between pairs of business classes and measure the strength of the relationship of movements in that pair of class liabilities. The higher the correlation between two classes of business, the more likely it is that a negative outcome in one class will correspond to a negative outcome in the other class. The correlations adopted are normally derived from industry analysis, historical experience and the judgement of experienced and qualified actuaries.

The risk margin is set taking into account the correlations assessed between the outstanding claims liabilities arising from the various forms of business underwritten by the different entities within the Consolidated entity. The Group actuary estimates the overall risk margin on a diversified basis, taking into account the diversification benefit arising from combining all classes of business within the Consolidated entity. Allowance is made for diversification between portfolios, between entities and between geographies. The assumptions regarding uncertainty for each class are applied to the net central estimates, and the results are aggregated. The aggregated central estimate plus the risk margin calculated on a diversified basis forms the outstanding claims liability. The policy is for the risk margin to be set so as to provide an overall probability of adequacy for the outstanding claims liability at 90% or greater which has been determined having regard to the inherent uncertainty in the central estimate and the prevailing market environment.

H. ACTUARIAL ASSUMPTIONS
The following key actuarial assumptions were used in the measurement of outstanding claims and recoveries, where appropriate, at reporting date:

					CONSOLIDATED
	Australia insurance	New Zealand insurance	United Kingdom insurance	Asia insurance	Reinsurance operations
2008					
Weighted average terms to settlement	**4.5 years**	**0.5 years**	**1.7 years**	**1.0 years**	**1.3 years**
Inflation rate	**3.0%–4.8%**	**3.4%**	**3.0%–4.0%**	**0.0%**	**3.5%–4.0%**
Superimposed inflation rate	**2.5%–5.0%**	**4.0%**	**3.5%–4.0%**	**0.0%**	**2.0%–3.5%**
Discount rate	**5.9%–7.1%**	**8.3%**	**1.6%–5.4%**	**0.0%**	**5.9%–7.1%**
Claims handling expense ratio	**5.3%**	**5.0%**	**3.1%**	**0.8%**	**1.9%**
2007					
Weighted average terms to settlement	4.1 years	0.4 years	1.7 years	0.4 years	0.6 years
Inflation rate	3.3%–4.5%	3.1%	4.0%	0.0%	0.0%
Superimposed inflation rate	2.5%–8.0%	4.0%	3.0%	0.0%	0.0%
Discount rate	5.7%–6.6%	6.7%–7.9%	4.3%–6.0%	0.0%	0.0%
Claims handling expense ratio	5.9%	5.8%	4.3%	2.7%	1.4%

I. PROCESS USED TO DETERMINE ASSUMPTIONS

The process for establishing the outstanding claims liability involves extensive consultation with internal and external actuaries, claims managers, underwriters and other senior management. One of the key elements of the valuation processes is rigorous data verification and reconciliation.

A description of the key assumptions and the processes used to determine those assumptions is provided below:

I. Weighted average term to settlement

The weighted average term to settlement relates to the expected payment pattern for claims (inflated and undiscounted). The payment pattern is important in considering the timing of future cash outflows and hence discounting and in managing the assets backing insurance liabilities to support the outflows. The future cash flow pattern is estimated separately for each class of business based on historic settlement patterns and estimated future settlement patterns. The weighted average term to settlement, while not itself an assumption, provides a summary indication of the future cash flow pattern.

II. Inflation rate

Insurance costs are subject to inflationary pressures. Economic inflation assumptions are set by reference to current economic indicators. For example, for the motor and property classes, claims costs are related to the inflationary pressures of the materials and goods insured as well as labour costs to effect repairs.

III. Superimposed inflation rate

Superimposed inflation occurs due to non economic effects such as court settlements increasing at a faster rate than wages or CPI inflation and from social and environmental pressures. Where appropriate, the effect of superimposed inflation is made either in the underlying model for the class of business, for example where the past pattern of development in claims cost are used to estimate future claims cost development factors, or by including a specific superimposed inflation rate assumption designed to allow for all other claims inflation not modelled. The level of superimposed inflation is estimated after considering both the superimposed inflation present in the portfolio and industry superimposed inflation trends.

IV. Discount rate

Because the outstanding claims liability represents payments that will be made in the future, they are discounted to reflect the time value of money effectively recognising that the assets held to back insurance liabilities will earn a return during that period. Discount rates represent a risk free rate derived from market yields on government securities.

V. Claims handling expense ratio

In respect of claims incurred up to the reporting date, it is known that costs will be incurred in the management of claims to finalisation. An estimate of these costs is incorporated into the outstanding claims liability using the claims handling expense ratio. The ratio incorporates assumptions about the future costs to be incurred based on past experience of such costs for each class of business.

J. THE EFFECT OF CHANGES IN ASSUMPTIONS

I. General impact of changes

Sensitivity analyses are conducted to quantify the exposure to changes in the key underlying variables. The valuations included in the reported results are calculated using certain assumptions about these variables as disclosed above. The movement in any key variable will impact the financial position and performance for a period. The information below describes how a change in each assumption will affect claims liabilities and provides an analysis of the sensitivity of the net outstanding claims liability to changes in these assumptions.

a. WEIGHTED AVERAGE TERM TO SETTLEMENT

A decrease in the average term to settlement would reflect claims being paid sooner than anticipated and so increase the claims expense. Note this sensitivity only extends or shortens the term of the payments assumed in the valuation, without changing the total amount of the payments.

b. INFLATION AND SUPERIMPOSED INFLATION RATES

Expected future payments are inflated to take account of inflationary increases. An increase or decrease in the assumed levels of inflation would have a corresponding impact on claims expense, with particular reference to long-tail business. The inflation rate sensitivity is provided as an indicator of the impact of inflation on the portfolio, whether it be from economic inflation, inflation implied from the use of the past pattern of development in claims cost in the valuation method or inflation related to a specific superimposed inflation rate specified.

c. DISCOUNT RATE

The outstanding claims liability is calculated by reference to expected future payments. These payments are discounted to adjust for the time value of money. An increase or decrease in the assumed discount rate will have an opposite impact on total claims expense.

d. CLAIMS HANDLING EXPENSE RATIO

An increase in the ratio reflects an increase in the estimate for the internal costs of administering claims which will increase the outstanding claims liability.

II. Sensitivity analysis of changes

The impact of changes in key outstanding claims variables is summarised below. Each change has been calculated in isolation of the other changes and each change shows the relevant impact assuming that there is no change to:

- any of the other variables—this is considered unlikely as, for example, an increase in interest rates is normally accompanied by an increase in the rate of inflation; and
- the probability of adequacy—the directors and management have set an internal target for the probability of adequacy for the outstanding claims liability. It is likely that if, for example, the central estimate was to increase by 5%, at least part of the increase would result in a decrease in the probability of adequacy rather than being reflected wholly in the net outstanding claims liability as inferred below.

An economic assumption may be relevant to only a part of a business segment and so a large change in the assumption may have only a small financial impact on the business segment. It is not possible to quantify the sensitivity of certain assumptions such as legislative changes or uncertainty in the estimation process.

The impact on the net outstanding claims liability is disclosed for each of the key assumptions. The movements are stated in absolute terms where the base assumption is a percentage, for example, if the base inflation rate assumption was 3.5%, a 1% increase would mean assuming a 4.5% inflation rate. All movements are recognised directly through profit.

						CONSOLIDATED
Variable	Movement in variable	Australia insurance $m	New Zealand insurance $m	United Kingdom insurance $m	Asia insurance $m	Reinsurance operations $m
2008						
Weighted average term to settlement	**+10%**	**(110)**	**(1)**	**(6)**	**–**	**(1)**
	–10%	**113**	**1**	**6**	**–**	**1**
Inflation rate	**+1%**	**149**	**–***	**12**	**–**	**1**
	–1%	**(138)**	**–***	**(12)**		**(1)**
Discount rate	**+1%**	**(132)**	**(1)**	**(12)**	**–**	**–***
	–1%	**146**	**1**	**12**	**–**	**–***
Claims handling expense ratio	**+1%**	**59**	**2**	**6**	**–***	**–***
	–1%	**(59)**	**(2)**	**(6)**	**–***	**–***
2007						
Weighted average term to settlement	+10%	(104)	–	(9)	–*	(1)
	–10%	107	–	9	–*	1
Inflation rate	+1%	148	1	15	–*	–
	–1%	(135)	(1)	(15)	–*	–
Discount rate	+1%	(131)	(1)	(15)	–*	–*
	–1%	147	1	15	–*	–*
Claims handling expense ratio	+1%	67	2	10	1	–*
	–1%	(67)	(2)	(10)	(1)	–*

* Rounds to zero.

The movements in the net outstanding claims liability would have an opposite net impact on the profit or loss before tax for a year.

NOTE 12. REINSURANCE AND OTHER RECOVERIES ON OUTSTANDING CLAIMS

	CONSOLIDATED 2008 $m	2007 $m
A. REINSURANCE AND OTHER RECOVERIES RECEIVABLE ON OUTSTANDING CLAIMS		
Reinsurance recoveries receivable on outstanding claims	**679**	970
Other recoveries receivable on outstanding claims	**364**	376
Reinsurance and other recoveries receivable on outstanding claims	**1,043**	1,346

The carrying value of reinsurance and other recoveries receivable on outstanding claims includes $718 million (2007—$814 million) which is expected to be settled more than 12 months from reporting date. Reinsurance and other recoveries on paid claims are included in trade and other receivables.

B. ACTUARIAL ASSUMPTIONS

Reinsurance and other recoveries on outstanding claims are computed using actuarial assumptions and methods similar to that used for outstanding claims (refer note 11.H). The outstanding claims liability is calculated gross of any reinsurance recoveries and a separate estimate is then made of the amounts that are expected to be recoverable from reinsurers based upon the gross provisions. Estimates of potential reinsurance recoveries are made on an individual claim basis for reported claims. The recoverability of these assets is assessed on a periodic basis to ensure that the balance is reflective of the amounts that will ultimately be received.

C. THE EFFECT OF CHANGES IN ASSUMPTIONS

The effect of changes in assumptions on the net outstanding claims liability, which incorporates the reinsurance and other recoveries receivable on outstanding claims, is disclosed in note 11.J.

D. SIGNIFICANT RISKS

I. Credit risk

Reinsurance arrangements mitigate insurance risk but expose the IAG Group to credit risk. Reinsurance is placed with companies based on an evaluation of the financial strength of the reinsurers, terms of coverage, and price. The IAG Group has clearly defined credit policies for the approval and management of credit risk in relation to reinsurers. The Consolidated entity monitors the financial condition of its reinsurers on an ongoing basis and periodically reviews the reinsurers' ability to fulfil their obligations to the Consolidated entity under respective existing and future reinsurance contracts. Some of the reinsurers are domiciled outside of the jurisdictions in which the Company operates and so there is the potential for additional risk such as country risk and transfer risk.

The level and quality of reinsurance protection is an important element in understanding the financial strength of an insurer. There is limited value in purchasing reinsurance protection from a reinsurer when that reinsurer may be unable to meet its payment obligations upon submission of a claim. The longer the tail of the direct insurance, the more important is the credit rating of the reinsurer.

It is IAG Group policy to only deal with reinsurers with credit ratings of at least S&P BBB+ (or other rating agency equivalent) without collateralisation, with exposure to BBB+ and below limited to 1.5% of the capital base. The principle is that the IAG Group does not trade off price for risk below this minimum acceptable level. For some newly acquired businesses a transition period is used for implementation of this policy. Where the credit rating of a reinsurer falls below the threshold level during the period of risk, there exists a contractual right to replace the counterparty. Some of the reinsurance protection is purchased on a 'collateralised' basis, where reinsurers have deposited funds equivalent to their participation in a trust fund. The counterparty credit profile of the catastrophe reinsurance program currently stands with more than 70% of the limit for the 2008 program with parties rated by S&P as AA- or better. For long-tail reinsurance arrangements more than 94% of the program is placed with parties rated by S&P as AA- or better.

Having reinsurance protection with strong reinsurers also benefits the Consolidated entity in its regulatory capital calculations. The risk charges vary with the grade of the reinsurers such that higher credit quality reinsurance counterparties incur lower APRA regulatory capital charges.

The following table provides information regarding the credit risk relating to the reinsurance and other recoveries on outstanding claims balance based on S&P counterparty credit ratings. These rating allocations relate to balances accumulated from reinsurance programs in place over a number of years and so will not necessarily align with the rating allocations noted above for the current program.

	CONSOLIDATED 2008 % of total	2007 % of total
RATING		
AAA	**2**	5
AA	**63**	42
A	**26**	44
BBB and lower/unrated	**9**	9
	100	100

Because of the nature of the amounts being estimates, the credit risk is incorporated into the estimate rather than being presented separately as a provision for impairment.

II. Concentrations of credit risk
Reinsurance contracts are entered into with a number of reinsurers from different countries. There is some concentration of credit risk within the reinsurance recoveries receivable balance due to the nature of the reinsurance market and the preference to reinsure with companies that have stronger credit ratings, as well as some counterparties having accumulated balances from reinsurance programs in place over a number of years. The level of reinsurance cover entered into with individual reinsurers is sufficiently diversified so as to avoid a concentration charge in the regulatory capital calculation (refer note 34).

III. Maturity analysis
Information regarding the maturity of the reinsurance and other recoveries on outstanding claims is incorporated into the maturity analysis in note 11.F which is provided on a net basis.

IV. Currency risk
The majority of the reinsurance program is denominated in Australian dollars and so there is insignificant currency risk arising from the reinsurance premiums payable or reinsurance recoveries receivable.

E. RISK MANAGEMENT
The IAG Group has in place a dedicated risk management function responsible for the development and maintenance of the risk management framework. The framework includes a written REMS which sets out key elements of the reinsurance management framework, processes for setting and monitoring the MER, processes for selecting, implementing, monitoring and reviewing reinsurance arrangements and identification, roles and responsibilities of those charged with managerial responsibility for the reinsurance management framework. The REMS is in accordance with the prudential standards issued by APRA. The REMS is updated annually and approved by the board.

The REMS identifies the IAG Group's policies and procedures, processes and controls that comprise its risk management and control systems relating to reinsurance. Annually, the board certifies to APRA that adequate strategies have been put in place to monitor those risks, that systems are in place to ensure compliance with legislative and prudential requirements, and that the board has satisfied itself as to compliance with the REMS.

Following changes in the regulatory framework in 2007, an insurer must have processes in place to achieve legally binding reinsurance arrangements and in addition the insurer must make a declaration annually that the insurer has placed its reinsurance arrangements and that those arrangements are legally binding. Failure to have a legally binding reinsurance arrangement may result in a deduction of the relevant reinsurance recoveries from tier 1 capital. As at the reporting date the transition provisions for these APRA requirements have been complied with.

F. REINSURANCE PROGRAM
Risks underwritten are reinsured in order to limit exposure to losses, stabilise earnings, protect capital resources and ensure efficient control and spread of the risks underwritten. Each subsidiary that is an insurer has its own reinsurance program and determines its own risk limits. To facilitate the reinsurance process and to create economies of scale, the IAG Group has established a captive reinsurance operation comprising companies located in Australia and Malaysia (liabilities previously held in a captive reinsurer based in Ireland have been transferred to the Australian captive). This operation acts as the reinsurer for the IAG Group by being the main buyer of the IAG Group's outwards reinsurance program. The reinsurance operation is intended to manage reinsurance and earnings volatility and the IAG Group's exposure to catastrophe risk. The operation retains a portion of the intercompany business it assumes and retrocedes (passes on) the remainder to external reinsurers. The REMS provides that the reinsurance retention is not to exceed 4% of net earned premium.

While a large portion of the business ceded by the Consolidated entity's subsidiaries is reinsured with Group's captive reinsurance operation, individual business units located outside of Australia do purchase additional reinsurance protection outside the IAG Group. This generally relates to facultative reinsurance covers and selected treaty reinsurance arrangements.

I. Current program
The reinsurance operation purchases reinsurance on behalf of IAG Group entities to cover a return period of at least APRA's minimum of 1:250 year event on a single site basis but is authorised to elect to purchase covers up to 1:250 year event on a whole of portfolio basis. Dynamic financial analysis modelling is used to determine the optimal level to which reinsurance should be purchased for capital efficiency, compared with the cost and benefits of covers available in the market.

The external reinsurance programs consist of a combination of the following reinsurance protection:

- a Group catastrophe cover which is placed in line with the strategy of buying to the level of a 1:250 year event on a modified whole of portfolio basis. The catastrophe program is negotiated on an annual calendar year basis. Covers purchased are dynamic; the MER changes as total requirements change and as the reinsurance purchase strategy evolves;
- an aggregate cover which protects against a frequency of attritional event losses in Australia, NZ, Asia and the UK and operates below the Group catastrophe cover;
- excess of loss and proportional reinsurances which provide 'per risk' protection for retained exposures of the commercial property and engineering businesses in Australia, NZ and Thailand;
- excess of loss reinsurance for all casualty portfolios including CTP, public liability, workers' compensation and home owners warranty products; and
- excess of loss reinsurance for all marine portfolios.

II. Changes during the year
The catastrophe cover purchased was increased to a limit of $4.0 billion. The MER for a first event arising from a physical peril was reduced from $169 million to $118 million for Australia dropping to a lower amount for a second event. In respect of NZ the MER was reduced to $102.5 million and for the UK cover was purchased above an MER of $104 million. These MERs will remain in place for the next three years (increasing by 10% per annum), as purchases were made on a multi year basis. The decision to decrease the retained single event physical peril loss was made as the cost of the coverage available in the reinsurance market was such that the transaction proved to be capital efficient compared with retaining the risk against the Consolidated entity's capital. An aggregate cover, indemnifying Australia, NZ, Asia and the UK was also secured (placed to 92% at reporting date) providing protection against a frequency of attritional physical peril losses.

NOTE 13. DEFERRED ACQUISITION COSTS

	CONSOLIDATED	
	2008 $m	2007 $m
RECONCILIATION OF MOVEMENTS FOR THE FINANCIAL YEAR		
Deferred acquisition costs at beginning of the financial year	**789**	591
Write down for liability adequacy test	**(3)**	–
Deferred acquisition costs acquired as part of business combination	**–**	112
Acquisition costs deferred during the year	**1,320**	1,305
Amortisation charged to profit for the year	**(1,315)**	(1,223)
Net foreign exchange movement	**(33)**	4
Deferred acquisition costs at the end of the financial year	**758**	789

The carrying value of deferred acquisition costs includes $47 million (2007—$45 million) which is expected to be amortised more than 12 months from reporting date.

NOTE 14. UNEARNED PREMIUM LIABILITY

A. RECONCILIATION OF MOVEMENTS FOR THE FINANCIAL YEAR		
Unearned premium liability at beginning of the financial year	**4,213**	3,503
Unearned premium acquired as part of business combination	**–**	521
Deferral of premiums on contracts written during the year	**4,099**	3,531
Earning of premiums written in previous years	**(4,071)**	(3,357)
Net foreign exchange movement	**(144)**	15
Unearned premium liability at the end of the financial year	**4,097**	4,213

The carrying value of unearned premium liability includes $143 million (2007—$142 million) which is expected to be earned more than 12 months from reporting date.

B. LIABILITY ADEQUACY TEST

The liability adequacy test has been conducted using the central estimate of the premium liabilities calculation for reporting to APRA (refer note 34), adjusted as appropriate, together with an appropriate margin for uncertainty for each portfolio of contracts, being Australia insurance operations (including the Australia dedicated captive reinsurer), the NZ insurance operations, the UK insurance operations, the Asia insurance operations, Labuan reinsurance operation, and the Alba inwards reinsurance operation (for the comparative period the Labuan reinsurance operation portfolio and the Alba inwards reinsurance operation portfolio were a single portfolio). The test is based on prospective information and so is heavily dependent on assumptions and judgements.

The liability adequacy test as at reporting date resulted in a surplus for each portfolio of contracts except for the NZ insurance operation and the Labuan reinsurance operation (2007—surplus for each portfolio of contracts). Those amounts were recognised as follows:

- for the NZ insurance operation the deficiency of $2 million was recognised as an impairment of the deferred acquisition costs. This deficiency represented the amount by which the present value of the net expected future cash flows relating to future claims of $287 million (which is inclusive of risk margin and is net of related reinsurance recoveries of $20 million) exceeded the unearned premium liability of $423 million less the related deferred acquisition costs of $89 million and deferred reinsurance expense of $49 million; and
- for the Labuan reinsurance operation the deficiency of $13 million was recognised partly as an unexpired risk liability of $12 million and partly as an impairment of the deferred acquisition costs of $1 million. This deficiency represented the amount by which the present value of the net expected future cash flows relating to future claims of $113 million (which is inclusive of risk margin and is net of related reinsurance recoveries of $52 million) exceeded the unearned premium liability of $164 million less the related deferred acquisition costs of $4 million and the related deferred reinsurance expense of $58 million.

For the purposes of the liability adequacy test, the present value of net expected future cash flows for future claims including the risk margin for the Consolidated entity of $2,927 million (2007—$3,134 million) comprises the discounted central estimate of $2,794 million (2007—$2,977 million), and a risk margin of $133 million (2007—$157 million).

The risk margin included in the Consolidated entity's expected future cash flows for future claims as a percentage of the central estimate is 4.8% (2007—5.3%). The margin used in testing individual portfolios is determined based on an assessment of the recent historical experience in relation to the volatility of the insurance margin for each portfolio of contracts. Where there is insufficient historical experience for a portfolio, such as for a start up business, a probability of adequacy of 75% is used.

The test has not been applied using the statistical concept of probability of adequacy. Hence the risk margin applied for the purposes of the liability adequacy test has been determined using a different methodology to that used for the determination of the risk margin for the outstanding claims liability. The probability of adequacy represented by the liability adequacy test, which for each portfolio fell in the range from 60% to 75%, also differs from the probability of adequacy adopted in determining the outstanding claims liability. The reason for these differences is that the former is in effect an impairment test used only to test the sufficiency of net premium liabilities whereas the latter is a measurement accounting policy used in determining the carrying value of the outstanding claims liability carried on the balance sheet.

NOTE 15. INVESTMENTS

	CONSOLIDATED 2008 $m	2007 $m
A. COMPOSITION		
I. Money market securities		
LISTED		
Australian government and semi government	**1,820**	2,227
Australian financial institutions and corporate	**259**	235
Foreign government	**427**	449
Foreign financial institutions and corporate	**519**	888
UNLISTED		
Australian financial institutions and corporate	**4,983**	4,231
Foreign government and institutions	**72**	373
	8,080	8,403
II. Equity and trust securities		
LISTED		
Australian	**797**	1,411
International	**314**	270
UNLISTED		
Australian	**201**	186
International	**82**	612
	1,394	2,479
III. Derivatives		
Exchange traded	**4**	1
Over the counter	**1**	1
	5	2
	9,479	10,884

The Parent had an investment of $1 million being an investment in a former subsidiary which was put into liquidation during the financial year (2007—$nil).

B. SIGNIFICANT RISKS

Information is provided here regarding exposures as at reporting date for the significant risks faced in relation to investments. When considering the risks facing the investment balance it is important to note that different objectives and policies are applied in managing assets backing insurance liabilities and shareholders' funds.

The following table provides the composition of the assets backing insurance liabilities and shareholders' funds as at the current reporting date noting that these portfolios include not only investments but also cash.

	CONSOLIDATED Shareholders' funds $m	Shareholders' funds % of total	Assets backing insurance liabilities $m	Assets backing insurance liabilities % of total
Cash and cash equivalents	**439**	**14.1**	**795**	**10.5**
Money market securities	**1,663**	**53.5**	**6,417**	**84.4**
Equity and trust securities/other	**1,005**	**32.4**	**394**	**5.1**
	3,107	**100.0**	**7,606**	**100.0**

I. Liquidity risk
Investments are not a source of liquidity risk but are a key part of managing the risk. A maturity analysis of the investments that have a fixed term is provided in the table below. The investments that represent assets held to back insurance liabilities have a maturity matched to the estimated payment pattern of the underlying claims. Some information is also provided in the table regarding the interest rate risk exposure of the securities for key operating environments.

		Floating interest rate	Fixed interest rate securities maturing in						CONSOLIDATED Total
			1 year or less	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	
2008									
Money market securities	**$m**	**193**	**1,813**	**1,298**	**2,434**	**640**	**948**	**754**	**8,080**
Weighted average interest rate—Australia	**%**	**n/a**	**8.11**	**7.91**	**7.99**	**8.36**	**8.79**	**7.16**	**8.05**
Weighted average interest rate—New Zealand	**%**	**n/a**	**8.21**	**7.53**	**8.77**	**8.52**	**8.70**	**8.91**	**8.03**
2007									
Money market securities	$m	389	3,527	1,360	719	718	386	1,304	8,403
Weighted average interest rate— Australia	%	n/a	6.15	6.45	6.71	6.81	6.79	5.66	6.28
Weighted average interest rate— New Zealand	%	n/a	7.44	6.28	7.20	7.34	7.78	8.17	7.02

The breakdowns are provided by contractual maturity. Actual maturities may differ from contractual maturities because certain counterparties have the right to call or prepay certain obligations with or without call or prepayment penalties.

None of the investments has been pledged as collateral at reporting date (2007—none).

For information regarding the management of liquidity risk refer to the financial risk management note.

II. Credit risk
The IAG Group is exposed to credit risk from investments in third parties where the IAG Group holds debt and similar securities issued by those companies. The credit risk relating to investments is monitored and assessed, and maximum exposures are limited. The maximum exposure to credit risk as at reporting date is the carrying amounts of the investments on balance sheet as they are measured at fair value. The investments comprising assets held to back insurance liabilities are restricted to investment grade securities.

The following table provides information regarding the credit risk relating to the money market securities based on S&P counterparty credit ratings.

				CONSOLIDATED
	$m	**2008 % of total**	$m	2007 % of total
RATING				
AAA	**4,464**	**55.3**	5,791	68.9
AA	**3,485**	**43.1**	2,475	29.5
A	**86**	**1.1**	81	0.9
BBB and lower	**19**	**0.2**	23	0.3
Unrated	**26**	**0.3**	33	0.4
	8,080	**100.0**	8,403	100.0

For information regarding the management of credit risk refer to the financial risk management note.

III. Interest rate risk
The IAG Group is exposed to interest rate risk on those investments that are money market securities. Some information regarding the interest rate conditions of these instruments is provided in the maturity analysis table included above. The majority of the money market securities bear a fixed rate of interest. Movements in market interest rates therefore impact the price of the securities (and hence their fair value measurement) but not the contractual cash flows of the securities.

Derivatives are used to manage interest rate risk. For information regarding the notional contract amounts associated with these derivative financial instruments together with a maturity profile and reporting date fair values refer to the financial risk management note.

A key policy used in the management of interest rate risk is the investment of assets held to back insurance liabilities in securities whose interest rate sensitivity matches the related insurance liabilities. For additional information regarding the management of interest rate risk refer to the financial risk management note.

IV. Currency risk

The IAG Group's exposure to currency risk from investments arises directly from the investment of shareholders' funds in assets denominated in currencies other than the functional currencies of the IAG Group entities. Assets held to back insurance liabilities are held in the same currency as the related insurance liabilities eliminating any net foreign exchange exposure from foreign operations with the IAG Group exposed only to the residual net investment in these foreign operations.

The following table provides information regarding the composition of the reporting date shareholders' funds balance (including both investments and cash and cash equivalents) by currency.

				CONSOLIDATED
		2008		2007
	$m	**% of total**	$m	% of total
Australian dollar	**2,430**	**78.2**	3,186	78.7
New Zealand dollar	**101**	**3.2**	70	1.7
British pound	**408**	**13.2**	521	12.9
United States dollar	**54**	**1.7**	125	3.1
Other	**114**	**3.7**	146	3.6
	3,107	**100.0**	4,048	100.0

Derivatives are not used to manage the currency risk on investments.

For information regarding the management of currency risk refer to the financial risk management note.

V. Equity price risk

The Group is exposed to equity price risk through its investment in equities and the use of equity related derivative contracts.

Derivatives are used to manage equity price risk. For information regarding the notional contract amounts associated with these derivative financial instruments together with a maturity profile and reporting date fair values refer to the financial risk management note.

For information regarding the management of equity price risk refer to the financial risk management note.

VI. Concentration of risks

While the asset mix for investments is concentrated in money market securities, within this category the investments are diversified by issuer type, industry and specific counterparty. When this is combined with the counterparty credit rating of the investments the concentration risk is considered low.

C. FAIR VALUE INFORMATION

All investments are initially recorded at fair value and are then subsequently remeasured to fair value at each reporting date. For those investments traded in an active market this involves applying the published bid price quotations. For trust securities this generally means using the redemption price provided by the trustee.

There is an insignificant portion of investments (less than 1%) for which a valuation methodology is used to determine the fair value. The assets are effectively marked to model rather than marked to market. Reasonable changes in the judgement applied in conducting these valuations would not have a significant impact on the balance sheet.

NOTE 16. RECEIVABLES

	CONSOLIDATED 2008 $m	2007 $m
A. COMPOSITION		
Premium receivable	**2,070**	2,072
Provision for impairment	**(24)**	(27)
	2,046	2,045
Reinsurance and other recoveries on paid claims	**217**	227
Provision for impairment	**(12)**	(12)
	205	215
Other trade debtors	**60**	47
Provision for impairment	**(3)**	(3)
	57	44
Premium funding loans secured on policies (net of unearned interest)	**-**	106
Provision for impairment	**-**	(2)
	-	104
GST recoverable on gross outstanding claims liability	**372**	434
Investment income receivable	**123**	124
Investment transactions not yet settled at reporting date	**117**	50
Corporate treasury derivatives receivable	**-**	1
Other debtors	**333**	261
	3,253	3,278

The Parent had a receivable at reporting date of $69 million being the RES embedded derivative (2007—$nil). For information regarding the embedded derivative refer to the financial risk management note.

B. SIGNIFICANT RISKS
Information is provided here regarding exposures as at reporting date for the significant risks faced in relation to receivables.

The receivables are non interest bearing (with the exception of premium funding loans in the comparative) and are normally settled between 30 days and 12 months. The balance has not been discounted because the effect of the time value of money is not material. The net carrying amount of receivables is a reasonable approximation of the fair value of the assets because of the short term nature of the assets.

I. Credit risk
The key risk to which the receivables amounts are exposed is credit risk. The maximum exposure to credit risk as at reporting date is the carrying amounts of the receivables on balance sheet. A portion of the trade and other receivables balance is owed by related parties, which are considered to be fully recoverable.

An ageing analysis for certain receivables balances is provided here. The other trade debtors provision of $3 million (2007—$3 million) represents specific provisions in an Australian subsidiary that relate to balances overdue more than one year. The other receivables balances have either no overdue amounts or an insignificant portion of overdue amounts. The amounts are aged according to their original due date. Receivables for which repayment terms have been renegotiated represent an insignificant portion of the balances.

	NOT OVERDUE			OVERDUE	TOTAL
		< 30 days	30–120 days	> 120 days	
	$m	$m	$m	$m	$m
Premium receivable	**1,655**	**253**	**139**	**23**	**2,070**
Provision for impairment—specific	**-**	**-**	**-**	**(3)**	**(3)**
Provision for impairment—collective	**-**	**(12)**	**(4)**	**(5)**	**(21)**
Net balance	**1,655**	**241**	**135**	**15**	**2,046**
Reinsurance and other recoveries on paid claims	**163**	**10**	**7**	**37**	**217**
Provision for impairment—specific	**-**	**-**	**-**	**(12)**	**(12)**
Net balance	**163**	**10**	**7**	**25**	**205**

The majority of the premium receivable balance relates to policies which are paid on a monthly instalment basis. It is important to note that the late payment of these amounts allows the Group to cancel the related insurance contract eliminating both the credit risk and insurance risk for the unpaid amounts. Upon cancellation of a policy the outstanding premium receivable is reversed.

The total provision for impairment at reporting date for receivables balances totalled $39 million (2007—$44 million). The net movement in the aggregated provision for the current period was $5 million. A reconciliation of the movements during the period has not been provided as the information is not material.

II. Concentrations of risk
There are no significant concentrations of risk within receivables as the IAG Group transacts with a large and unrelated customer base in different geographical regions and non customer related receivables are generally with statutory bodies (eg national tax authorities) which are considered fully recoverable.

NOTE 17. PROPERTY, PLANT AND EQUIPMENT

				CONSOLIDATED
	Land and buildings $m	Motor vehicles $m	Other plant and equipment $m	Total $m
2008				
A. COMPOSITION				
At cost	**125**	**86**	**476**	**687**
Accumulated depreciation	**(19)**	**(40)**	**(318)**	**(377)**
Impairment charges	**(9)**	**–**	**–**	**(9)**
Net foreign exchange movements	**(5)**	**–**	**(5)**	**(10)**
Balance at the end of the financial year	**92**	**46**	**153**	**291**
2008				
B. RECONCILIATION OF MOVEMENTS FOR THE FINANCIAL YEAR				
Balance at the beginning of the financial year	**101**	**48**	**148**	**297**
Additions	**13**	**24**	**65**	**102**
Disposals	**(1)**	**(12)**	**(2)**	**(15)**
Additions through business combinations	**–**	**1**	**3**	**4**
Depreciation	**(7)**	**(15)**	**(56)**	**(78)**
Impairment losses	**(9)**	**–**	**–**	**(9)**
Net foreign exchange movements	**(5)**	**–**	**(5)**	**(10)**
Balance at the end of the financial year	**92**	**46**	**153**	**291**
2007				
C. COMPOSITION OF COMPARATIVES				
Cost	113	73	410	596
Accumulated depreciation	(12)	(25)	(262)	(299)
Balance at the end of the financial year	101	48	148	297

The net carrying amount of all classes of property, plant and equipment is considered a reasonable approximation of the fair value of the assets in the context of the financial statements. There are no items of property, plant and equipment pledged as security for liabilities. The depreciation expense amounts are allocated across various lines in the income statement.

NOTE 18. INTANGIBLE ASSETS

	Software development expenditure $m	Lloyd's syndicate capacity $m	Brands $m	Other contractual arrangements $m	Distribution channels $m	Customer relationships $m	CONSOLIDATED Total $m
2008							
A. COMPOSITION							
Cost	**241**	**138**	**177**	**24**	**269**	**203**	**1,052**
Accumulated amortisation	**(149)**	**-**	**(33)**	**(14)**	**(32)**	**(41)**	**(269)**
Accumulated impairment charges	**(7)**	**-**	**(52)**	**-**	**-**	**(13)**	**(72)**
Net foreign exchange movements	**(9)**	**(23)**	**(26)**	**(1)**	**(41)**	**(26)**	**(126)**
Balance at the end of the financial year	**76**	**115**	**66**	**9**	**196**	**123**	**585**
2008							
B. RECONCILIATION OF MOVEMENTS FOR THE FINANCIAL YEAR							
Balance at the beginning of the financial year	**92**	**131**	**154**	**17**	**245**	**142**	**781**
Additions acquired and developed	**46**	**-**	**-**	**-**	**-**	**-**	**46**
Additions through business combinations	**-**	**-**	**-**	**-**	**-**	**29**	**29**
Amortisation	**(54)**	**-**	**(19)**	**(7)**	**(21)**	**(18)**	**(119)**
Impairment losses recognised during the year	**-**	**-**	**(52)**	**-**	**-**	**(13)**	**(65)**
Net foreign exchange movements	**(8)**	**(16)**	**(17)**	**(1)**	**(28)**	**(17)**	**(87)**
Balance at the end of the financial year	**76**	**115**	**66**	**9**	**196**	**123**	**585**
2007							
C. COMPOSITION OF COMPARATIVES							
Cost	195	138	177	24	269	174	977
Accumulated amortisation	(95)	-	(14)	(7)	(11)	(23)	(150)
Accumulated impairment charges	(7)	-	-	-	-	-	(7)
Net foreign exchange movements	(1)	(7)	(9)	-	(13)	(9)	(39)
Balance at the end of the financial year	92	131	154	17	245	142	781

D. NOTES ON INTANGIBLE ASSETS

I. Software development expenditure

The software development expenditure asset comprises both internally generated assets and acquired assets. The capitalisation of the software development expenditure involves the exercise of judgement in determining whether the costs incurred will be recovered through the probable generation of future economic benefits from the internal use of the asset. This process is supported by the preparation of detailed business cases and subsequent review processes that are required to approve a greater than $2 million project including a detailed business case. The asset represents both projects that have been completed and the developed software implemented as well as projects that continue in development. The future economic benefits expected to be realised from the capitalised software development expenditure will benefit various operating functions and so the amortisation of the assets is included in the claims expense, acquisition costs, other underwriting expenses, and corporate, administration and other expenses lines in the income statement.

II. Acquired intangible assets

All of the intangible assets other than the capitalised software development expenditure intangible asset have been acquired. With the exception of the Lloyd's syndicate capacity, each of the acquired intangible assets has finite useful lives. The amortisation of the acquired intangible assets forms part of corporate, administration and other expenses in the income statement. A broad description of the nature of each of the significant intangible assets is provided here:

a. LLOYD'S SYNDICATE CAPACITY

The Lloyd's syndicate capacity relates to the syndicate capacity acquired as part of the acquisition of Equity Insurance Group in 2007 (refer note 24) which at acquisition date held 64.02% of the capacity of Syndicate 218. The value of the syndicate capacity is in the access it gives to the future underwriting profits of the business. The basis of the determination of recoverable amount is a return (profit) to be generated on the expected premiums to be written by the syndicate. The growth assumptions used were 2.5% until 2014 and 2.0% after that. A reduction in growth below these levels is not regarded as reasonably foreseeable. A 1% change in the expected return (to 9% or 11%) would move the value by approximately $50 million.

b. BRANDS

This represents the revenue generating value of acquired brands.

c. CUSTOMER RELATIONSHIPS

This is in effect the capitalisation of future profits relating to the insurance contracts in place at acquisition and the expected renewals of those contracts. It represents the amount paid to the vendor for the value of the customer relationships developed prior to acquisition.

d. DISTRIBUTION CHANNELS

The value of the distribution channels is in the future revenue expected to be generated as a result of the existing relationships with the broker networks and affinity accounts.

e. CURRENT YEAR IMPAIRMENT

During the year ended 30 June 2008, the following acquired intangible assets were impaired:

i. Hastings insurance brand

This broking brand was originally valued using a royalty relief methodology, based on a royalty rate of 4.38% of premium revenue serviced. However, since then there have been a number internal issues and external market factors which have negatively impacted the strength of the brand. These include both operational issues which led to the panel of underwriters used by the broker being seriously curtailed from August 2007 and reduced call volumes and conversion as the UK private motor market increasingly relies on purely price led offerings through the internet. Marketing expenditure in the market has also increased substantially. The royalty rate adopted to value this brand at the current reporting date was 0.875%. Applying this rate to the lower premium revenue expected to be generated by Hastings resulted in a recoverable value for this brand which was $50 million lower than its carrying value, and an impairment loss of this amount was recognised in the income statement.

ii. Equity insurance broking distribution brand

A management decision to discontinue use of this brand led to a full write down of the carrying value of $2 million.

iii. Equity insurance direct channel customer relationships

The Equity insurance direct channel intangible asset reflects the anticipated profits from a mix of over the phone and internet insurance broking. Internet sourced business is growing as a proportion of this channel. It carries higher acquisition costs and lower customer retention rates which reduce the value of this channel. This migration of the business to the internet accelerated during the period and applying these updated assumptions resulted in an estimated recoverable value which was $13 million lower than the carrying value and an impairment loss of this amount was recognised in the income statement.

III. Other intangible assets

There are a number of other intangible assets that are controlled but which are not presented on the balance sheet because they do not meet the recognition criteria. These are both acquired and internally generated intangible assets. These include brands, information technology systems and distribution channels.

NOTE 19. GOODWILL

	CONSOLIDATED 2008 $m	2007 $m
A. COMPOSITION		
Goodwill	**2,313**	2,282
Net foreign exchange movements	**(161)**	(26)
Accumulated impairment charges	**(277)**	–
	1,875	2,256
B. RECONCILIATION OF MOVEMENT FOR THE FINANCIAL YEAR		
Goodwill at beginning of the financial year	**2,256**	1,486
Additional goodwill amounts arising from business combinations	**33**	777
Disposal goodwill amounts arising from business disposals	**(2)**	–
Net foreign exchange movements during the year	**(135)**	(7)
Impairment charge for the year	**(277)**	–
Goodwill at the end of the financial year	**1,875**	2,256
C. ALLOCATION TO CASH GENERATING UNITS		
Australia insurance operations(i)	**1,156**	1,148
New Zealand insurance operations	**281**	319
Asia insurance operations	**45**	53
United Kingdom insurance operations	**393**	715
Alba inwards reinsurance operation(ii)	**–**	21
	1,875	2,256

(i) In previous periods this goodwill amount was tested on the basis of two cash generating units. The cash generating units changed following a restructuring of the operation of the IAG Group. These cash generating units align with the way goodwill was monitored for internal management purposes at the current reporting date.
(ii) This cash generating unit previously consisted of all non Australia reinsurance operations but changed following the classification of the Alba inwards reinsurance operation as held for sale.

As the IAG Group continues to incorporate businesses into the IAG Group and/or reorganises the way businesses are managed, reporting structures may change requiring a reconsideration of the identification of the cash generating units.

The goodwill relating to certain acquisitions outside Australia is denominated in currencies other than Australian dollars and so is subject to foreign exchange rate movements.

The impairment testing of the goodwill involves the use of accounting estimates and assumptions. The recoverable amount of each cash generating unit is determined on the basis of value in use calculations. The value in use is calculated using a discounted cash flow methodology covering a five or 10 year period with an appropriate terminal value at the end of year five or 10, less net assets, for each of the key business units within a cash generating unit.

The following describes the key assumptions on which management has based its cash flow projections to undertake impairment testing of goodwill:

- cash flow forecasts are based on five year business plans;
- terminal value is calculated using a perpetuity growth formula based on the cash flow forecast for year five or 10, the discount rate (after tax), terminal growth rate in profit or premium and, where appropriate, terminal insurance margin;
- terminal growth rates and insurance margins are based on past performance and management's expectations for future performance in each segment and country; and
- discount rates used reflect the risk free rate, an appropriate beta and equity risk premium (after tax) in each segment and country, risk adjusted where applicable. Discount rates used are pre tax.

The carrying value of identified intangible assets is deducted from the values generated from the cash flow projections to arrive at a recoverable value for goodwill which is then compared with the carrying value of goodwill.

I. Cash generating units with current year impairment charges
Goodwill impairment charges have been recognised in the current period relating to the UK cash generating unit and the Alba inwards reinsurance operation cash generating unit as the cash flow projections derived values that were lower than the carrying value of goodwill.

While the UK operation as a whole forms a cash generating unit, the sub component that is the key driver for the current impairment is the combined Hastings insurance broking operation and Advantage underwriting operation purchased together effective 29 September 2006. The events and conditions giving rise to the impairment of the value of these businesses are, in summary:

- reduced volumes of business and income generated by the Hastings and Equity retail broking operations. This reflected both operational issues which led to the Hastings panel of underwriters used by the broker being seriously curtailed from August 2007 and reduced call volumes and conversion as the UK private motor market increasingly relies on purely price led offerings through the internet. Marketing expenditure in the market has also increased substantially. Consideration of these conditions, and the likely prospects of the business, led to reductions in both the forecast volume of business and profitability of this operation;
- continued losses from the Advantage underwriting operation, which operates primarily in the UK private motor market. This business is highly dependent on Hastings for distribution. The combination of significant price increases implemented to restore profitability and the challenges faced by Hastings meant this business has continued to report losses and the decision has been taken to either sell the insurance licence or put the business into run off and the cash flow projections used reflect a run off assumption; and
- the gross discount rate used to value the UK cash generating unit as at 30 June 2008 was 13.8% (10.4% net of tax). This compares with 14.1% (10.7% net of tax) used for the previous assessment as at 31 December 2007. The change in discount rate resulted from a change in the Group's estimate of its WACC.

There are a number of key sensitivities within the valuation and these are noted below. They are stated in isolation although they are not wholly independent—for example, changes in interest rates leading to a change in discount rate could also lead to a change in profitability as the investment income would change.

- An increase/decrease of 1% in the discount rate used would have increased/decreased the impairment loss by approximately $136 million.
- An increase/decrease of 3% in the year on year premium growth over the valuation period would have decreased/increased the impairment loss by approximately $102 million.
- An increase/decrease of 1% in the terminal growth rate used would have decreased/increased the impairment loss by approximately $72 million.
- An increase/decrease of 1% in the terminal insurance margin used would have decreased/increased the impairment loss by approximately $60 million.

The Alba inwards reinsurance operation was acquired as a start up operation on 3 July 2006. The operation has since that time failed to perform as originally expected and the operation no longer fits within the Group's altered plans in Asia. Thus, the decision was taken to dispose of this operation which consists of an Asian based Lloyd's syndicate and a UK based managing agent. The operation was classified as held for sale at the current reporting date. The recoverable value is based on the carrying value of the tangible assets and liabilities. The realisable value on sale (including allowance for selling costs), is unclear at this time and an impairment loss for the full carrying value of $25 million was recognised in the income statement.

II. Cash generating units with no impairment
The cash flow projections derived values for each of the other cash generating units that were in excess of the carrying value of goodwill. Reasonably foreseeable changes in the key assumptions on which the recoverable amounts are based would not be expected to cause the respective recoverable amounts to fall short of the carrying amounts at reporting date.

NOTE 20. TRADE AND OTHER PAYABLES

	CONSOLIDATED	
	2008 $m	2007 $m
A. COMPOSITION		
Trade creditors		
Commissions payable	**122**	112
Stamp duty payable	**65**	60
GST payable on premium receivable	**76**	75
Other	**207**	267
	470	514
Loan from former related party(i)	**-**	79
Deferred payable under acquisition agreement(ii)	**30**	21
Other payables		
Other creditors and accruals	**262**	306
Investment creditors	**121**	193
Interest payable on interest bearing liabilities	**23**	26
	906	1,139

The Parent had interest payable on interest bearing liabilities of $16 million at reporting date (2007—$20 million).

(i) The loan from former related party related to an entity that was previously a subsidiary, but which was placed in liquidation. The loan was settled upon the completion of its liquidation process.
(ii) Cash flow hedge accounting is applied in relation to this payable.

B. SIGNIFICANT RISKS
Information is provided here regarding exposures as at reporting date for the significant risks faced by the Group in relation to trade and other payables.

Trade and other payables are unsecured, non interest bearing and are normally settled within 30 days with the exception of the deferred payable under acquisition agreement which is expected to be settled in 2009 (the expected settlement was previously 2011 but this changed with the classification of the Alba operation as held for sale) and the loan from former related party. Amounts have not been discounted because the effect of the time value of money is not material (the deferred payable under acquisition agreement was discounted in the comparative period). The carrying amount of payables is a reasonable approximation of the fair value of the liabilities because of the short term nature of the liabilities.

NOTE 21. INTEREST BEARING LIABILITIES

	SECTIONS	PARENT 2008 $m	PARENT 2007 $m	CONSOLIDATED 2008 $m	CONSOLIDATED 2007 $m
A. COMPOSITION					
I. Capital nature					
TIER 1 REGULATORY CAPITAL					
AUD reset preference shares	C.I	**350**	550	**350**	550
TIER 2 REGULATORY CAPITAL					
USD subordinated term notes	C.II	**-**	-	**250**	283
Derivatives for USD subordinated term notes*	C.II	**-**	-	**151**	125
GBP subordinated term notes	C.III	**519**	591	**519**	591
AUD subordinated term notes	C.IV	**-**	-	**-**	299
NZD subordinated term notes	C.X	**-**	-	**79**	-
II. Operational nature					
NZD senior term notes	C.V	**-**	-	**40**	45
GBP unsecured notes	C.VI	**-**	-	**4**	89
Euro floating rate notes	C.VII	**-**	-	**20**	37
USD floating rate notes	C.VIII	**-**	-	**-**	9
GBP receivables refinancing debt	C.IX	**-**	-	**-**	6
GBP secured mortgage		**-**	-	**-**	2
Less: capitalised transaction costs		**(9)**	(11)	**(12)**	(19)
		860	1,130	**1,401**	2,017

* The derivatives related to the USD subordinated term notes are disclosed together with the notes but do not form part of tier 2 regulatory capital.

	PARENT 2008 $m	PARENT 2007 $m	CONSOLIDATED 2008 $m	CONSOLIDATED 2007 $m
B. RECONCILIATION OF MOVEMENTS FOR THE FINANCIAL YEAR				
Balance at the beginning of the financial year	**1,130**	547	**2,017**	1,296
Debts taken on through acquisitions of subsidiaries				
Secured variable rate bank loan	**-**	-	**-**	556
15.6% deep discounted bonds	**-**	-	**-**	348
Secured mortgage	**-**	-	**-**	2
Unsecured notes issued to vendor (Equity Insurance Group)	**-**	-	**-**	93
Euro/USD floating rate notes and GBP receivables refinancing	**-**	-	**-**	71
New issues				
GBP short term notes issued for acquisition of subsidiaries	**-**	350	**-**	350
Issue of NZD subordinated term notes	**-**	-	**87**	-
Issue of GBP subordinated term notes	**-**	625	**-**	625
Repayments				
Repayment of AUD reset preference shares	**(200)**	-	**(200)**	-
Repayment of AUD subordinated term notes	**-**	-	**(300)**	-
Repayment of GBP short term notes	**-**	(350)	**-**	(350)
Repayment of secured variable rate bank loan	**-**	-	**-**	(556)
Repayment of 15.6% deep discounted bonds	**-**	-	**-**	(348)
Repayment of GBP unsecured notes	**-**	-	**(80)**	-
Other repayments	**-**	-	**(32)**	(17)
Other movements				
Foreign exchange movement on notes	**(72)**	-	**(125)**	(40)
Foreign exchange movement on cash flow hedge	**-**	-	**33**	40
Other fair value movement on cash flow hedge	**-**	-	**(8)**	(10)
Other foreign exchange movements	**1**	(33)	**5**	(38)
Discount on GBP subordinated term notes	**-**	(6)	**-**	(6)
Transaction costs capitalised during the financial year	**-**	(6)	**-**	(6)
Amortisation of capitalised transaction costs	**1**	3	**4**	7
	860	1,130	**1,401**	2,017

C. SIGNIFICANT TERMS AND CONDITIONS

I. AUD reset preference shares

The RPS are a hybrid security with characteristics of both debt and equity. The securities were issued in two tranches referred to as RPS1 (face value of $350 million issued June 2002, ASX code IAGPA) and RPS2 (face value of $200 million issued June 2003, ASX code IAGPB). The RPS2 were bought back on 16 June 2008 for an amount of $100 per RPS2.

The RPS entitle the holder to a preferred, but not cumulative, distribution of 5.63% per annum for RPS1 and prior to the buy-back on 16 June 2008, 4.51% per annum for RPS2. The distributions are payable semi annually in arrears on 15 December and 15 June and are able to be franked. The distributions are expected to be fully franked and if a distribution is unfranked or partially franked, the distribution will be increased to compensate for the unfranked component. Because of the hybrid nature of the securities, distributions on the RPS are not the same as interest payments and may not always be paid, as there are a number of conditions that must be met before a distribution can be paid. If distributions are not paid on the RPS, no dividends can be paid and no returns of capital can be made on ordinary shares unless IAG takes certain actions.

The RPS may be exchanged by IAG or the holder on a reset date, by the holder upon a specified trigger event (such as change in control of IAG by a takeover bid), or by IAG on a tax event (such as a more than insignificant increase in taxation costs), regulatory event (such as not all of the RPS being entitled to be treated as tier 1 capital for regulatory reporting purposes) or following certain takeovers or schemes of arrangements. While the holder may initiate an exchange, IAG is able to select the method of exchange being either conversion into ordinary shares, arranging for a third party to acquire the RPS for their face value, or to redeem, buy-back or cancel the RPS (subject to APRA approval). The RPS convert into ordinary shares that would rank equally in all respects with all other ordinary shares. All conversions into ordinary shares, other than a holder requesting conversion on a reset date, will receive a discount of 2.5% of the ordinary share price used in calculating the number of ordinary shares to be issued on conversion. The next reset date for RPS1 is 15 June 2012.

The RPS rank in priority to ordinary shares for the payment of dividends and in the event of a winding up. In a winding up, all RPS will rank equally for return of capital behind all other creditors of IAG, and ahead of ordinary shares. The RPS would rank equally with RES if the RES are exchanged into preference shares. Except in limited circumstances, the RPS do not carry voting rights at general meetings.

II. USD subordinated term notes

The USD subordinated term notes have a face value of US$240 million and were issued at par by NRMA Insurance Funding 2003 Limited (a wholly owned subsidiary of Insurance Australia Limited (IAL)). They are fixed rate notes (5.19% payable semi annually), with the principal and interest flows denominated in US dollar, which are hedged with cross currency swaps and interest rate swaps. Cash flow hedge accounting is applied for this hedge arrangement (refer note 33 for further information). The notes mature in April 2015, however, they may be redeemed at par at the issuer's option from April 2010 onwards, subject to the approval of APRA. If the notes are not redeemed in April 2010, all notes become floating rate notes with an interest rate of the three month Libor plus a margin of 2.04% per annum. The notes qualify as lower tier 2 capital for the purposes of IAL's APRA regulatory capital position.

III. GBP subordinated term notes

The GBP subordinated term notes were issued with face value of £250 million (equivalent to $625 million at date of issue) by the Company and were issued at a discount. They are fixed rate notes (5.625% payable annually) listed on the London Stock Exchange with the principal and interest flows denominated in GBP. Amounts are translated into the equivalent Australian dollar using the reporting date exchange rate. The primary difference between the Australian dollar equivalent of the face value of the notes at inception and the carrying value is due to foreign exchange rate movements. The notes mature on 21 December 2026 (non callable for the first 10 years). If the notes are not redeemed by 21 December 2016, all notes become floating rate notes with an interest rate of the three month GBP Libor plus 1.62%. The notes qualify as lower tier 2 capital for the purpose of the APRA's regulatory capital position.

The notes were issued to UK institutional investors as part of the funding of the acquisition of Equity Insurance Group and repayment of the short term notes of £140 million (equivalent to $350 million) which was raised to fund the earlier acquisition of the Hastings and Advantage insurance operations.

IV. AUD subordinated term notes

The AUD subordinated term notes had a face value of $300 million and were issued through IAL's debt issuance program. The notes were redeemed for face value on 27 November 2007. Of the notes, $250 million carried a fixed rate of 6.35% and were issued at a discount whilst $50 million carried a floating interest rate equal to the prevailing bank bill swap rate plus a margin of 1.08%. The notes qualified as lower tier 2 capital for the purposes of IAL's APRA regulatory capital position.

V. NZD senior term notes

The NZ$50 million senior term notes were issued through IAG (NZ) Holdings Limited's medium term note program. The notes were issued at a discount and mature in August 2008. They are fixed rate notes (7.25% payable semi annually) with the principal and interest flows denominated in NZ dollars. Amounts are translated into the equivalent Australian dollars using the reporting date exchange rate. The primary difference between the Australian dollar equivalent of the face value of the notes at inception and the carrying value is due to foreign exchange rate movements.

VI. GBP unsecured notes

Unsecured notes with a face value of £38 million were issued to the management of Equity Insurance Group by IAG UK Holdings Ltd on 8 January 2007. Amounts are translated into the equivalent Australian dollar using the reporting date exchange rate. The primary difference between the Australian dollar equivalent of the face value of the notes at inception and the carrying value is due to foreign exchange movements. The obligations under the notes are guaranteed by IAG. The notes were issued in three tranches. The first tranche has a face value of £33 million with an interest rate of GBP six month Libor per annum. The notes mature in January 2009 and are redeemable at the option of the holder on a six monthly basis from July 2007 onwards. The second tranche has a face value of £2 million, with an interest rate of GBP 12 month Libor per annum and is due to be redeemed in January 2010. The third tranche has a face value of £3 million, with an interest rate of GBP six month Libor per annum. The notes are redeemable at the option of the holder in July 2008 and January 2009.

At reporting date, only £2 million (2007—£38 million) remains outstanding after £36 million was redeemed or placed in trust during the current period (2007—£nil).

VII. Euro floating rate notes

The Euro floating rate notes comprise two issues:

- notes with a face value of €12 million issued by Empire Equity Limited. They are senior variable rate notes with an interest rate of the three month Euribor plus 4.25%. The notes mature on 7 September 2025 but are redeemable at the option of the issuer from 7 September 2010. In July 2008, IAG was substituted as the issuer of these notes; and
- notes with a face value of €12 million issued by Advantage were redeemed during the current year. They were subordinated variable rate notes with an interest rate of the three month Euribor plus 3.95%.

Cross currency swaps are used to convert the currency exposure of these liabilities to GBP. Hedge accounting is not applied for this arrangement. For information regarding the notional principal or contractual amounts associated with these derivative financial instruments together with a maturity profile and reporting date fair values refer to the financial risk management note.

VIII. USD floating rate notes

The USD floating rate notes with a face value of US$8 million issued by Advantage were redeemed during the current year. They were subordinated variable rate notes with an interest rate of the three month US dollar Libor plus 3.95%.

Cross currency swaps were used to convert the currency exposure of this liability to GBP. Hedge accounting was not applied for this arrangement.

IX. GBP receivables refinancing debt

Hastings Insurance Services Limited has entered into a receivables financing agreement for a minimum period of three years commencing 10 January 2006. The facility under the agreement is £15 million with an interest rate of the published base rate of Barclays Bank PLC plus 1.25%.

X. NZD subordinated term notes

The NZD subordinated term notes have a face value of NZ$100 million, and were issued at par by Insurance Australia Funding 2007 Limited (a wholly owned subsidiary of IAL). They are fixed rate notes with an interest rate of 9.105% per annum, payable semi annually. The notes mature in November 2017, however, they may be redeemed at par at the issuer's option from November 2012 onwards, subject to the approval of APRA. If the notes are not redeemed in November 2012, all notes become floating notes with an interest rate of the three month NZ Bank Bill Swap Rate plus a margin of 1.5% per annum. The notes qualify for lower tier 2 capital for the purpose of IAL's APRA regulatory capital position.

D. LIQUIDITY RISK

The following table provides information about the maturity periods of the interest bearing liabilities based on the contractual maturity dates of undiscounted cash flows. Some of the liabilities have call or reset dates which may result in the actual maturities being different to the contractual maturities.

	CARRYING VALUE	MATURITY DATES OF CONTRACTUAL UNDISCOUNTED CASH FLOWS					TOTAL
		Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Perpetual	
	$m	$m	$m	$m	$m	$m	$m
2008							
Capital nature							
TIER 1 REGULATORY CAPITAL							
AUD reset preference shares(i),(iii)	**350**	-	-	-	-	**350**	**350**
TIER 2 REGULATORY CAPITAL							
USD subordinated term notes(i)	**250**	-	-	-	**250**	-	**250**
GBP subordinated term notes(i),(iii)	**519**	-	-	-	**519**	-	**519**
NZD subordinated term notes(i)	**79**	-	-	-	**79**	-	**79**
Operational nature							
Various instruments	**64**	**44**	-	-	**20**	-	**64**
Total contractual undiscounted principal payments		**44**	-	-	**868**	**350**	**1,262**
Contractual undiscounted interest payments(ii)		**88**	**86**	**192**	**n/a**	-	**366**
Total contractual undiscounted payments		**132**	**86**	**192**	**868**	**350**	**1,628**
2007							
Capital nature							
TIER 1 REGULATORY CAPITAL							
AUD reset preference shares(i),(iii)	550	-	-	-	-	550	550
TIER 2 REGULATORY CAPITAL							
USD subordinated term notes(i)	283	-	-	-	283	-	283
GBP subordinated term notes(i),(iii)	591	-	-	-	591	-	591
AUD subordinated term notes(i)	299	-	-	-	300	-	300
Operational nature							
Various instruments	188	-	130	11	47	-	188
Total contractual undiscounted principal payments		-	130	11	1,221	550	1,912
Contractual undiscounted interest payments(ii)		91	83	215	n/a	-	389
Total contractual undiscounted payments		91	213	226	1,221	550	2,301

(i) These liabilities have call or reset dates upon which certain terms, including the distribution rate, can be changed. For further information refer to the chart below and the detailed descriptions of the instruments provided in section C.

(ii) Contractual undiscounted interest payments are calculated based on underlying fixed interest rates or prevailing market floating rates as applicable. Interest payments have not been included beyond five years. Reporting date exchange rates have been used for interest projections for liabilities in foreign currencies.

(iii) These liabilities are liabilities of the Parent entity.

The following chart presents the same information as the table above (together with the derivatives related to the USD subordinated term notes) for the current period together with information regarding the call or reset dates. The chart demonstrates that there are limited facilities that need to be refinanced in the near term though some liabilities have call or reset dates.

GROUP DEBT PROFILE
($ million)



868
519
449
401
350
151
44
0
0
0
0
Within 1 year
1-2 years
2-5 years
Over 5 years
Perpetual
Legal maturity date
Call/reset date

The IAG Group also has the RES which are set off on the balance sheet which are perpetual with reset dates and which are convertible at any time into preference shares.

E. INTEREST RATE RISK

Details about the exposure to interest rate risk as at reporting date for interest bearing liabilities is provided in the tables and detailed instrument descriptions provided elsewhere in this note.

The IAG Group is exposed to interest rate risk directly from the unhedged interest bearing liabilities that bear a variable interest rate but this is only a small portion of the liabilities. The interest bearing liabilities bearing a fixed interest rate are measured at amortised cost and so the IAG Group is not exposed at a particular reporting date to changes in the fair value of the liabilities relating to interest rate movements or to changes in the related cash flow obligations. The IAG Group will however be exposed on a call or reset or maturity date when the terms of a liability, including the interest rate, may need to be reset to market rates.

F. CURRENCY RISK

Details about the exposure to currency risk as at reporting date for interest bearing liabilities is provided in the tables and detailed instrument descriptions provided elsewhere in this note.

The foreign currency risk exposure from interest bearing liabilities arises primarily from the IAG Group long term borrowings denominated in USD, NZD and GBP. There is no significant impact on profit from foreign currency movements associated with these borrowings as the USD subordinated term notes are specifically hedged with cross currency swaps and interest rate swaps for which hedge accounting is applied (refer section C.II) and the NZD and GBP subordinated term notes are effectively hedging a portion of the net investment in the NZ and UK operations respectively for which hedge accounting is applied (refer section C.III).

For information regarding the management of currency risk refer to the financial risk management note.

G. USE OF DERIVATIVES

The IAG Group uses derivatives to manage the exposure to risks relating to the interest bearing liabilities. Hedge accounting is applied to only a limited number of these arrangements. In each case where hedge accounting is applied the arrangements are designated as cash flow hedges. Additional information is provided below for those related derivative positions. For information regarding the notional contract amounts associated with these derivative financial instruments together with a maturity profile and reporting date fair values refer to the financial risk management note.

It is important to note that some of the interest bearing liabilities themselves are used to hedge currency risk relating to the net investment in foreign operations by forming part of arrangements for which hedge accounting is applied, refer to the financial risk management note. Cross currency swaps are also used to convert the currency exposure on the Euro floating rate notes (and previously the USD floating rate notes) into British pound but hedge accounting is not applied for these economic hedges.

I. Cross currency swaps on USD subordinated term notes

IAL has entered into cross currency swaps to fully hedge the Australian dollar value of principal and interest flows on the Consolidated entity's USD subordinated term notes. The swaps mature in 2010. Over the term of the swaps, the Consolidated entity will receive US dollar payments equal to the interest payable on the notes and will pay interest at either a fixed rate or variable rate of the three month bank bill swap rate plus a margin on a principal amount of $401 million. On maturity of the swap, the IAG Group will repay the principal amount of $401 million and receive US$240 million based on the original spot exchange rate at inception. This has the economic effect of converting the USD borrowing into an Australian dollar borrowing. Hedge accounting is applied in relation to these swap agreements.

II. Interest rate swap agreements on USD subordinated term notes

IAL has entered into interest rate swap agreements to manage the interest rate exposure on the Consolidated entity's USD subordinated term notes (previously swaps were also used in relation to a portion of the now redeemed AUD subordinated term notes). IAL pays a fixed rate of interest under the swap agreements and receives a variable rate of interest equal to the amount payable on the underlying hedged borrowings. The interest income and expense associated with the swap agreements are recognised in profit or loss on a daily basis over the term for which the swap is effective as a hedge of the underlying borrowing. As at reporting date, the weighted average fixed interest rate payable under the swap agreements was 6.92% per annum (2007—6.77% per annum) and the weighted average floating rate receivable was 9.36% per annum (2007—7.88% per annum) for the Consolidated entity.

H. COMPLIANCE RISK

Throughout the current reporting period the IAG Group has conformed with the requirements of its debt agreements, including all financial and non financial covenants.

I. FAIR VALUE INFORMATION

The interest bearing liabilities are initially measured at fair value (net of transaction costs) but are subsequently measured at amortised cost. Based on market conditions at any point in time, the carrying value of the liabilities may not be representative of the fair value of the liabilities. A comparison of the carrying amount and fair value for the liabilities is provided in the table below.

	2008		2007	
	Carrying value $m	**Fair value $m**	Carrying value $m	Fair value $m
Capital nature				
TIER 1 REGULATORY CAPITAL				
AUD reset preference shares*	**350**	**298**	550	548
TIER 2 REGULATORY CAPITAL				
USD subordinated term notes	**250**	**249**	283	279
Derivatives for USD subordinated term notes	**151**	**151**	125	125
GBP subordinated term notes*	**519**	**433**	591	548
AUD subordinated term notes	**–**	**–**	299	300
NZD subordinated term notes	**79**	**78**	–	–
Operational nature				
Various instruments	**64**	**65**	188	190
Total	**1,413**		2,036	
Less: capitalised transaction costs	**(12)**		(19)	
	1,401		2,017	

* These instruments are liabilities of the Parent entity.

METHODOLOGY

The individual interest bearing liabilities are not standardised market instruments and so it is not possible for the fair value to be determined by mark to market with the exception of the AUD RPS for which the fair value is determined using the reporting date offer price per the ASX. Hence the fair values have been determined by mark to model applying valuation techniques using objective market inputs sourced from third parties wherever possible. The inputs are based on known similar financial instruments in the market around reporting date noting that some of the liabilities are not as directly comparable to other market instruments as some liabilities in which case a greater level of judgement has been applied in determining the inputs.

The differences between the carrying value of the liabilities and the fair value has been driven predominantly by widening in credit spreads in the current period. Under the IAG Group's current accounting policy of measuring the interest bearing liabilities at amortised cost in line with the purpose and nature of the instruments to the IAG Group the differences in value will not be realised by the IAG Group as the liabilities are not transferable.

J. FINANCING ARRANGEMENTS

				CONSOLIDATED	
	Notes	Facilities drawn at reporting date		Facilities available	
		2008 $m	2007 $m	**2008 $m**	2007 $m
Standby letter of credit facilities	A	**52**	59	**53**	65
Standby facility	B	**–**	–	**–**	30
Debt issuance program	C	**–**	299	**750**	750
New Zealand medium term note program	D	**40**	45	**40**	45
Receivables refinancing debt		**–**	6	**31**	35

Various entities within the Consolidated entity have facilities outstanding with external service providers, mostly banks, providing short term financing arrangements for specific situations not significant to the Consolidated entity including standby letters of credit, and guarantees for lease guarantees and performance bonds.

A The standby letter of credit facilities are denominated in US dollars and are translated into equivalent Australian dollars using the reporting date exchange rate. The majority of the amount shown relates to a standby letter of credit issued in support of the Consolidated entity's participation in Lloyd's of London.

B The standby facility was for liquidity support in the event that IAL was unable to refinance maturing obligations under the debt issuance program due to a market disturbance. The facility was not renewed during the current financial year.

C IAL has a $750 million debt issuance program. S&P has assigned its AA– long term and A–1+ short term ratings to the program's senior obligations and A+ to its subordinated notes. IAL is rated AA– for its insurer financial strength and counterparty credit ratings.

D IAG (NZ) Holdings Limited has a NZ$50 million medium term note program. S&P has assigned a AA– long term rating to the guaranteed and unsubordinated series of wholesale notes issued under the program. The program is guaranteed by IAL. This program is denominated in NZ dollars and is translated into equivalent Australian dollars using the reporting date exchange rate. Exchange rate movements are recognised in the foreign currency translation reserve.

NOTE 22. RECONCILIATION OF TOTAL EQUITY

	PARENT/CONSOLIDATED			
	2008 Number of shares in millions	2007 Number of shares in millions	**2008 $m**	2007 $m
SHARE CAPITAL				
Ordinary shares				
Balance at the beginning of the financial year	**1,794**	1,595	**4,361**	3,263
Shares issued under institutional placement	**–**	136	**–**	750
Institutional placement share issue costs, net of tax	**–**	–	**–**	(13)
Shares issued under Share Purchase Plan	**–**	23	**–**	125
Share Purchase Plan issue costs, net of tax	**–**	–	**–**	(1)
Shares issued for the fully underwritten dividend	**59**	40	**287**	237
Shares issued under Dividend Reinvestment Plan	**25**	–	**92**	–
Balance at the end of the financial year	**1,878**	1,794	**4,740**	4,361

	PARENT		CONSOLIDATED	
	2008 $m	2007 $m	**2008 $m**	2007 $m
A. SHARE CAPITAL (REFER ABOVE)	**4,740**	4,361	**4,740**	4,361
B. TREASURY SHARES HELD IN TRUST				
Balance at the beginning of the financial year	**–**	–	**(69)**	(40)
Acquisition of shares	**–**	–	**(4)**	(30)
Shares vested and/or released to participants	**–**	–	**2**	1
Balance at the end of the financial year	**–**	–	**(71)**	(69)
C. RESERVES				
Foreign currency translation reserve				
Balance at the beginning of the financial year	**–**	–	**(34)**	(15)
Net exchange difference on translation of foreign operations	**–**	–	**(214)**	(73)
Hedge of net investment in a subsidiary	**–**	–	**183**	54
Balance at the end of the financial year	**–**	–	**(65)**	(34)
Share based remuneration reserve				
Balance at the beginning of the financial year	**–**	–	**33**	19
Charged to profit for the year	**–**	–	**25**	15
Transfers from the reserve upon vesting of rights/shares	**–**	–	**(2)**	(1)
Balance at the end of the financial year	**–**	–	**56**	33
Hedging reserve				
Balance at the beginning of the financial year	**–**	–	**(3)**	(10)
NET MOVEMENTS IN FAIR VALUE OF DERIVATIVES FORMING HEDGE				
Cash flow hedges	**–**	–	**(26)**	(30)
NET MOVEMENTS IN FAIR VALUE RECOGNISED IN PROFIT				
Cash flow hedges	**–**	–	**33**	40
Net tax impact on movements	**–**	–	**(2)**	(3)
Balance at the end of the financial year	**–**	–	**2**	(3)
Total reserves	**–**	–	**(7)**	(4)
D. RETAINED EARNINGS/(ACCUMULATED LOSSES)				
Balance at the beginning of the financial year	**547**	686	**372**	274
Profit/(loss) attributable to equity holders of the Parent	**764**	353	**(261)**	552
Actuarial gains and (losses) on defined benefit superannuation plans, net of tax	**–**	–	**(34)**	39
Dividends declared and paid	**(537)**	(492)	**(537)**	(492)
Acquisition of minority interest in subsidiaries	**–**	–	**–**	(5)
Dividends on treasury shares held in trust	**–**	–	**2**	4
Balance at the end of the financial year	**774**	547	**(458)**	372
Parent interest	**5,514**	4,908	**4,204**	4,660

	PARENT 2008 $m	PARENT 2007 $m	CONSOLIDATED 2008 $m	CONSOLIDATED 2007 $m
E. MINORITY INTERESTS				
Balance at the beginning of the financial year	-	-	**172**	180
Profit attributable to minority interests	-	-	**35**	77
Actuarial gains and (losses) on defined benefit superannuation plans, net of tax, attributable to minority interests	-	-	**(3)**	1
Distributions to minority interests	-	-	**(57)**	(86)
Balance at the end of the financial year	-	-	**147**	172
Minority interests comprising				
Share capital	-	-	**126**	126
Retained earnings	-	-	**21**	46
Minority interests	-	-	**147**	172
Total equity	**5,514**	4,908	**4,351**	4,832

F. NOTES TO SECTIONS A-E ABOVE

I. Share capital

All ordinary shares on issue are fully paid. Ordinary shares entitle the holder to a vote at a general meeting of the Company and to participate in the dividends and the proceeds on winding up the Company in proportion to the number of, and amounts paid on, the shares held. Dividends, if declared, are subject to there being distributable profits available and not breaching APRA capital adequacy requirements.

During the year ended 30 June 2008, the Company made the following two issues of ordinary shares to fund dividend payments:

- 2007 final dividend—$287 million issued through a fully underwritten arrangement; and
- 2008 interim dividend—$92 million issued to the DRP participants.

During the year ended 30 June 2007, the Company made the following two issues of ordinary shares to fund the acquisition of Equity Insurance Group:

- $750 million issued through an institutional placement at $5.50 per ordinary share (completed 12 December 2006); and
- $125 million issued through a Share Purchase Plan at $5.50 per ordinary share (completed 31 January 2007).

During the year ended 30 June 2007, the Company settled its interim dividend payable on 16 April 2007 with the issuance of 40.5 million fully paid ordinary shares priced at $5.8507 per share.

II. Treasury shares held in trust

Share based remuneration is provided in different forms to eligible employees and non-executive directors. To satisfy obligations under the various share based remuneration plans, shares are generally bought on market at or near grant date of the relevant arrangement and held in trust. Upon consolidation of the trusts, the shares held that are controlled for accounting purposes are recognised as treasury shares held in trust, as described in note 1.GG. The balance of treasury shares held in trust at a reporting date represents the cumulative cost of acquiring IAG shares that have not yet been distributed to employees as share based remuneration.

III. Nature and purpose of reserves

a. FOREIGN CURRENCY TRANSLATION RESERVE

The foreign currency translation reserve records the foreign currency differences arising from the translation of the financial position and performance of subsidiaries that have a functional currency other than Australian dollars.

b. SHARE BASED REMUNERATION RESERVE

The share based remuneration reserve is used to recognise the fair value at grant date of equity settled share based remuneration provided to employees and non-executive directors over the vesting period, as described in note 1.AA.

c. HEDGING RESERVE

The hedging reserve is used to record gains or losses on derivatives that form part of hedging relationships which have been designated as cash flows hedges or net investment hedges, as described in note 1.Q.

IV. Minority interests

Minority interests represent the proportion of equity holders' equity that is attributable to minority shareholders. Minority interests relates to Insurance Manufacturers of Australia Pty Limited (Australia), World Class Accident Repairs (Cheltenham North) Pty Limited (Australia), Mutual Community General Insurance Proprietary Limited (Australia), NHCT Limited (Thailand), and Safety Insurance Public Company Limited (Thailand). During the financial year ended 30 June 2007, the Consolidated entity acquired the minority interests in Mike Henry Travel Insurance Limited (New Zealand) and DriveRight Limited (New Zealand).

NOTE 23. NOTES TO THE CASH FLOW STATEMENTS

	PARENT		CONSOLIDATED	
	2008 $m	2007 $m	2008 $m	2007 $m
A. COMPOSITION				
Cash and cash equivalents	–	–	1,234	1,163
	–	–	1,234	1,163

Cash and cash equivalents represent cash on hand and held with banks, deposits at call and money market securities readily convertible to cash within two working days, net of any bank overdraft. There are no cash balances held that are not available for use in normal operations. The carrying amount of the cash and cash equivalents presented on the balance sheets is the same as that used for the purposes of the cash flow statements as there are no bank overdrafts used which are repayable upon demand.

B. SIGNIFICANT RISKS

The net carrying amount of cash and cash equivalents represents the maximum exposure to credit risk relevant to cash and cash equivalents at reporting date and is equivalent to the fair value of the assets because of the negligible credit risk and frequent repricing.

A portion of the cash balances are held in currencies other than Australian dollar. For information regarding the management of currency risk by the Group refer to the financial risk management note.

The majority of the amounts bear variable rates of interest. Those balances bearing a fixed rate of interest mature in less than one year. A small portion of the amounts bear no interest.

C. RECONCILIATION OF PROFIT/(LOSS) FOR THE YEAR TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	PARENT 2008 $m	PARENT 2007 $m	CONSOLIDATED 2008 $m	CONSOLIDATED 2007 $m
Profit/(loss) for the year	764	353	(226)	629
Depreciation and impairment of property, plant and equipment	–	–	87	61
Amortisation and impairment of intangible assets and goodwill	–	–	461	80
Net realised (gains) and losses on disposal of investments	(10)	–	(29)	23
Net unrealised (gains) and losses on revaluation of investments	7	–	209	(184)
Net (gains) and losses on disposal of property, plant and equipment	–	–	–	4
Provision for doubtful debts and impairment	–	–	3	2
Retained earnings adjustment for actuarial gains and (losses) on defined benefit superannuation plans	–	–	(37)	40
Retained earnings adjustment for share based remuneration	–	–	25	15
Unrealised (gains) and losses on embedded derivatives	(69)	–	(69)	–
Other	2	2	(14)	(16)
Decrease/(increase) in operating assets				
Premium and other receivables	37	5	372	(652)
Prepayments and deferred levies and expenses	–	–	(42)	(73)
Deferred tax assets	(2)	(5)	(12)	(36)
Current tax assets	–	–	1	(18)
Inventories	–	–	–	(1)
Defined benefit superannuation asset	–	–	59	(62)
Increase/(decrease) in operating liabilities				
Trade and other payables	(65)	43	36	(51)
Provisions	–	–	57	8
Current tax liabilities	14	(36)	2	(32)
Deferred tax liabilities	–	–	(39)	16
Outstanding claims liability	–	–	(735)	470
Unearned premium liability	–	–	(116)	189
Unexpired risk liability	–	–	12	(11)
Net cash flows from operating activities	678	362	5	401

D. SIGNIFICANT NON CASH TRANSACTIONS RELATING TO FINANCING AND INVESTING TRANSACTIONS

There were no financing or investing transactions during the year which have had a material effect on the assets and liabilities that did not involve cash flows.

NOTE 24. ACQUISITIONS AND DISPOSALS OF BUSINESSES

There were no acquisitions or disposals of businesses by the Parent during the year (2007—none). The following acquisitions and disposals of businesses relate to the Consolidated entity.

A. ACQUISITION OF SUBSIDIARIES

I. For the financial year ended 30 June 2008

a. ACQUISITION OF REGIONAL BROKING BUSINESSES IN THE UNITED KINGDOM

The IAG Group continued with its strategy in the UK of acquiring smaller regional brokers. There were several businesses acquired during the year with total consideration paid of $45 million. The largest three acquisitions during the year were the purchase of Barnett & Barnett effective 10 March 2008 for a total acquisition cost (including transaction costs) of $26 million, the purchase of Just Idol Limited (trading as Diamond Insurance Services) effective 2 November 2007 for a total acquisition cost (including transaction costs) of $5 million and purchase of Bryan & Knott Holdings Limited effective 4 April 2008 for a total acquisition cost (including transaction costs) of $5 million. The additional information regarding these three largest acquisitions provided below is disclosed on an aggregated basis as the individual acquisitions were not significant to the IAG Group. The acquired businesses form part of the UK cash generating unit.

b. ACQUISITION OF NEW ZEALAND BASED GENERAL INSURANCE BUSINESS

The IAG Group acquired the renewal business of Anthony Runacres and Associates Limited effective 30 November 2007 for a total acquisition cost of $7 million including transaction costs and the estimated present value of deferred consideration. The business consists of insurance and risk professionals who specialise in fire and general insurance broking in the commercial sector. This business forms part of the NZ cash generating unit.

c. ACQUISITION OF SPECIALIST UNDERWRITER IN THE AUSTRALIA COMMERCIAL INSURANCE MARKET

The IAG Group acquired Strata Unit Underwriting Agency Pty Ltd effective from 18 April 2008. The business consists of an underwriting operation specialising in strata insurance. This business forms part of the Australia cash generating unit.

	UK BRANCH ACQUISITIONS $M
2008	
Purchase price	
Cash paid	33
Present value of deferred payments	1
Present value of contingent payments	1
Costs directly associated with acquisitions	1
Total purchase consideration	36
Fair value of net identifiable assets acquired recognised by acquiree	
Cash and cash equivalents	10
Receivables	11
Payables	(14)
Current tax liabilities	(1)
Net identifiable assets acquired	6
Intangible assets recognised upon acquisition	
Customer relationships	14
Goodwill	16
	30

The fair value of assets and liabilities are based on discounted cash flow models or the book values have been used as a proxy for fair value. In addition to the intangible assets recognised and disclosed above, there are other intangible benefits that have been acquired. These benefits have not been recognised separately from goodwill because they were not separately recognisable and/or were not able to be reliably measured. These assets are principally the value of the workforce acquired and the value of cost and revenue synergies relating largely to an ability to provide improved products and services to customers.

The measurement of identifiable intangible assets acquired in a business combination is highly subjective and there are a range of possible values that could be attributed for initial recognition. The IAG Group uses the skills and experience of valuation specialists in establishing an initial range within which the fair value is to be recognised. Judgement is then applied in selecting the value to be recognised on the balance sheet. Judgement is also applied in determining the useful life of the intangible assets which impacts directly on the amortisation charges to be incurred following an acquisition.

2008	
Cash consideration paid	33
Cash balance acquired	(10)
Net outflow of cash	23
Contribution from the acquired businesses (from date of acquisition)	
Income	5
Profit/(loss) before income tax	1

II. For the financial year ended 30 June 2007

a. ACQUISITION OF A UNITED KINGDOM BASED GENERAL INSURANCE BUSINESS AND INSURANCE BROKER

On 4 December 2006, the Consolidated entity announced that it would acquire EIG (Investments) Limited the holding company of the Equity Insurance Group. Equity Insurance Group is the UK's fifth largest motor underwriter, the eighth largest motor insurance broker and the largest motorcycle insurer. It operates through two key businesses—Equity Insurance Brokers and Equity Red Star, Lloyd's largest motor insurance syndicate.

The acquisition was completed on 8 January 2007 upon receipt of regulatory approval. The IAG Group consolidated Equity Insurance Group from and including 1 January 2007.

The total consideration for the acquisition was $1,425 million (including transaction costs) and was funded by the issue of ordinary shares, raising of long term debt and use of existing internal funds.

The key changes made to bring the financial position of the acquired entities prepared in accordance with UK GAAP in line with the significant accounting policies of the Consolidated entity related to alignment of outstanding claims liability reserving policies. After those adjustments were made there were no significant fair value adjustments acquired.

b. ACQUISITION OF A UNITED KINGDOM BASED INSURANCE BROKER AND GENERAL INSURANCE BUSINESS

The Consolidated entity, effective 29 September 2006, acquired 100% of the share capital of Hastings Insurance Services Limited (Hastings) and Advantage Insurance Company Limited (Advantage) which are involved in general insurance broking and underwriting in the UK, for total acquisition cost (including transaction costs) of $349 million.

The key changes made to bring the financial position of the acquired entities prepared in accordance with UK GAAP in line with the significant accounting policies of the Consolidated entity related to alignment of outstanding claims liability reserving policies. After those adjustments were made, there was only one significant fair value adjustment that revalued a property upwards from its historical cost.

c. ACQUISITIONS OF A LLOYD'S MANAGING AGENCY AND SPECIALIST ASIAN SYNDICATE

Effective from 3 July 2006 the Consolidated entity acquired a newly formed Lloyd's managing agency and specialist Asian syndicate to support the development and management of its expanding Asia business for a total acquisition cost of $23 million. The businesses operate as Alba Group Pte Limited (Alba). The syndicate has access to all markets in which Lloyd's is licensed.

d. ACQUISITION OF A NORTHERN IRELAND BASED INSURANCE BROKER BUSINESS

The Consolidated entity acquired Open & Direct Insurance Services Limited (Open & Direct) and its subsidiaries effective 17 January 2007 for a total acquisition cost (including transaction costs) of $57 million.

CHANGES DURING 2008 ON 2007 ACQUISITIONS

The Consolidated entity, effective 29 September 2006, acquired 100% of the share capital of Hastings and Advantage which are involved in general insurance broking and underwriting in the UK. The fair value of the net assets and acquired intangible assets were reported in the 30 June 2007 financial report on a provisional basis. The table below shows the final amounts used in accounting for the transaction together with adjustments made to the provisional amounts.

			CONSOLIDATED
	Provisional $m	Adjustment $m	Final $m
Purchase consideration (including transaction costs)(i)	349	(28)	321
Total assets	447	–	447
Total liabilities(i)	(422)	(28)	(450)
Fair value of net identifiable assets acquired	25	(28)	(3)
Customer relationships(ii)	52	(36)	16
Brands	96	–	96
Other contractual arrangements—software	20	–	20
Fair value of identifiable intangible assets acquired	168	(36)	132
Goodwill(ii)	156	36	192
	324	–	324

(i) This adjustment to the acquired tax liabilities reflects a final assessment received from the UK tax authority of tax liabilities relating to Hastings for tax periods prior to the date when the company was acquired by the IAG Group. The change has been reflected as an adjustment to the consideration paid as the amount is being recovered from the retention account with a portion of the original consideration paid having being retained to settle this known liability. This adjustment has therefore had no impact on the goodwill recognised.

(ii) Detailed work completed in the first half year of the current reporting period resulted in the identification of errors with certain inputs used in the provisional acquisition date valuation of one of the acquired intangible assets. The correction of these inputs resulted in a reallocation of value between the acquired intangible asset and goodwill.

				CONSOLIDATED
	Open & Direct $m	Alba $m	Hastings and Advantage $m	Equity Insurance Group $m
2007				
Purchase price				
Cash paid	55	–	318	1,323
Present value of deferred payments*	–	23	–	93
Costs directly associated with acquisitions	2	–	3	9
Total purchase consideration	57	23	321	1,425
Fair value of net identifiable assets acquired recognised by acquiree				
Cash and cash equivalents	9	–	81	1,202
Investments	–	–	187	889
Receivables	6	–	114	463
Deferred acquisition costs	–	–	8	104
Property, plant and equipment	1	–	34	51
Deferred tax assets	–	–	–	81
Capitalised software development expenditure	–	–	–	31
Payables	(16)	–	(97)	(91)
Current tax liabilities	(1)	–	(12)	–
Unearned premium liability	–	–	(138)	(383)
Outstanding claims liability	–	–	(132)	(1,044)
Interest bearing liabilities	–	–	(71)	(906)
Other	(1)	–	23	(115)
Net identifiable assets acquired	(2)	–	(3)	282
Intangible assets recognised upon acquisition				
Distribution channels	–	–	–	269
Customer relationships	44	–	16	112
Brands	1	–	96	79
Other contractual arrangements	–	–	20	–
Lloyd's syndicate capacity	–	–	–	138
Goodwill	14	23	192	545
	59	23	324	1,143

* Deferred settlement on Equity Insurance Group comprised of unsecured notes (face value of £38 million) and DARs (2,141,470 rights with a grant date fair value of $12 million).

The fair value of assets and liabilities are based on discounted cash flow models or the book values have been used as a proxy for fair value. In addition to the intangible assets recognised and disclosed above, there are other intangible benefits that have been acquired. These benefits have not been recognised separately from goodwill because they were not separately recognisable and/or were not able to be reliably measured. These assets are principally the value of the workforce acquired and the value of cost and revenue synergies relating largely to an ability to provide improved products and services to customers.

The measurement of identifiable intangible assets acquired in a business combination is highly subjective and there are a range of possible values that could be attributed for initial recognition. The IAG Group uses the skills and experience of valuation specialists in establishing an initial range within which the fair value is to be recognised. Judgement is then applied in selecting the value to be recognised on the balance sheet. Judgement is also applied in determining the useful life of the intangible assets which impacts directly on the amortisation charges to be incurred following an acquisition.

				CONSOLIDATED
	Open & Direct $m	Alba $m	Hastings and Advantage $m	Equity Insurance Group $m
2007				
Cash consideration paid	57	–	321	1,332
Cash balance acquired	(9)	–	(81)	(1,202)
Net outflow of cash	48	–	240	130
Contribution from the acquired businesses (from date of acquisition)				
Income	n/a*	12	329	557
Profit/(loss) before income tax	n/a*	(13)	(21)	2

* Amounts for Open & Direct are included in the disclosure for Equity Insurance Group for these items.

The income, GWP and profit of the Consolidated entity for the year ended 30 June 2007 would have increased by $408 million and $43 million respectively, had the subsidiaries acquired during the financial year been consolidated from the beginning of the financial year.

This information is at least in part based on the acquiree's unaudited management accounts prepared in accordance with the acquiree's accounting policies and does not include fair value adjustments. This information is not necessarily indicative of the operating results that would have occurred if the acquisition had been completed at the beginning of the financial year or of the operating results in future years at least in part because the information does not include expenses relating to integration of the businesses or the operating synergies to be realised.

B. OTHER ACQUISITIONS

I. For the financial year ended 30 June 2008

There were no other acquisitions.

II. For the financial year ended 30 June 2007

a. MIKE HENRY TRAVEL INSURANCE LIMITED

On 7 July 2006 the remaining 49.9% share of Mike Henry Travel Insurance Limited, a specialist travel underwriter in NZ, was acquired for a purchase consideration of $4 million.

b. DRIVERIGHT LIMITED

On 20 October 2006 the remaining 49% share of DriveRight Limited, a specialist underwriter of mechanical breakdown insurance in NZ, was acquired for a purchase consideration of $2 million.

C. DISPOSAL OF SUBSIDIARIES

I. For the financial year ended 30 June 2008

a. DISPOSAL OF CGU PREMIUM FUNDING LOAN BUSINESS

Effective 17 August 2007, the IAG Group disposed of the existing and ongoing loan business of CGU Premium Funding Pty Limited. A net profit of $9 million was recognised from the sale of the business.

b. HELD FOR SALE—ALBA GROUP

The Alba inwards reinsurance operation which consists of an Asian based Lloyd's syndicate and a UK based managing agent was classified as held for sale at the current reporting date. The disposal of this business is expected to complete in the coming financial year.

II. For the financial year ended 30 June 2007

There were no disposals of subsidiaries by the Consolidated entity.

NOTE 25. DETAILS OF SUBSIDIARIES

The following entities constitute the Consolidated entity:

	NOTES	COUNTRY OF INCORPORATION/FORMATION	EXTENT OF BENEFICIAL INTEREST IF NOT 100% 2008 %	2007 %
ULTIMATE PARENT				
Insurance Australia Group Limited		Australia		
SUBSIDIARIES				
Australian general insurance operations				
Insurance Australia Limited		Australia		
NRMA Personal Lines Holdings Pty Limited		Australia		
Insurance Manufacturers of Australia Pty Limited		Australia	**70.00**	70.00
World Class Accident Repairs (Cheltenham North) Pty Limited		Australia	**70.00**	70.00
CGU Insurance Australia Limited		Australia		
CGU Insurance Limited		Australia		
Swann Insurance (Aust) Pty Ltd		Australia		
Mutual Community General Insurance Proprietary Limited		Australia	**51.00**	51.00
IAG Re Australia Limited (formerly NZI Insurance Australia Limited)		Australia		
Sitrof Australia Limited		Australia		
CGU-VACC Insurance Limited		Australia		
CGU Workers Compensation (NSW) Limited		Australia		
CGU Workers Compensation (VIC) Limited		Australia		
CGU Workers Compensation (SA) Limited		Australia		
CGU Premium Funding Pty Ltd		Australia		
Strata Unit Underwriting Agency Pty Limited		Australia		–
New Zealand operations				
IAG (NZ) Holdings Limited	C	New Zealand		
IAG New Zealand Limited	C, E	New Zealand		
Mike Henry Travel Insurance Limited	C	New Zealand		
National Auto Club Underwriters Agency (NZ) Limited	C	New Zealand		
Clipper Club Underwriters Limited	C	New Zealand		
DriveRight Limited	B	New Zealand		
New Zealand Insurance Limited	C	New Zealand		
State Insurance Limited	C	New Zealand		
Direct Insurance Services Limited	C	New Zealand		
Swann Insurance (NZ) Limited	C	New Zealand		
IAG (NZ) Share Plan Nominee Limited	C	New Zealand		
The IAG New Zealand Limited Employee Share Plan	C	New Zealand		
The IAG Performance Awards Rights Plan for Executives in New Zealand	C	New Zealand		
NZI Staff Superannuation Fund Nominees Limited	C	New Zealand		
Belves Investments Limited	C	New Zealand		
Anthony Runacres and Associates Limited	C	New Zealand		

	NOTES	COUNTRY OF INCORPORATION/FORMATION	EXTENT OF BENEFICIAL INTEREST IF NOT 100%	
			2008 **%**	2007 %
United Kingdom operations				
IAG UK Holdings Limited	C	United Kingdom		
EIG (Investments) Limited	C	United Kingdom		
Equity Insurance Group Limited	C	United Kingdom		
Equity Insurance Holdings Ltd	C	United Kingdom		
Equity Red Star Limited	C	United Kingdom		
Equity Syndicate Management Limited	C	United Kingdom		
Equity Red Star Services Limited	C	United Kingdom		
Equity Group 2005 Limited	C	United Kingdom		
Equity Insurance Management Limited	C	United Kingdom		
Equity Red Star Holdings Limited	C	United Kingdom		
Equity Insurance Properties Limited	C	United Kingdom		
Can Do Finance Limited	C	United Kingdom		
Equity Nominee Services Limited	C	United Kingdom		
ERSH Limited	C	United Kingdom		
Cox Managing Agency Limited	C	United Kingdom		
Equity Shared Services Limited	C	United Kingdom		
Cox Commercial Limited	C	United Kingdom		
CDCM (No2) Limited	C	United Kingdom		
CDCM Limited	C	United Kingdom		
Equity Broking Management Limited	C	United Kingdom		
Equity Red Star (accident & health) Limited	C	United Kingdom		
Argent Insurance Practice Limited	C	United Kingdom		
Bennetts UK Limited	C	United Kingdom		
J McWhirter (Insurance Brokers) Limited	C	United Kingdom		
M K Lyle (Life & Pensions) Limited	C	United Kingdom		
HML Marketing Limited	C	United Kingdom		
Brokersure.co.uk Limited	C	United Kingdom		
Equity Claims Limited	C	United Kingdom		
Equity Insurance Brokers Limited	C	United Kingdom		
Anthony Kidd Agencies Limited	C	United Kingdom		
Direct Insurance Services Limited	C	United Kingdom		
Open & Direct Insurance Services Limited	C	United Kingdom		
Open & Direct Insurance Services (Newtownards) Limited	C	United Kingdom		
Open & Direct Insurance Services (Dungiven) Limited	C	United Kingdom		
W.G. O'Kane Life & Pensions Ltd	C	United Kingdom		
Advantage Insurance Company Limited	C	Gibraltar		
Hastings Insurance Services Limited	C	United Kingdom		
IAG Conquest House Limited	C	United Kingdom		
Empire Equity Limited	C	Gibraltar		
Logan Consultants Limited	C	Gibraltar		
EIG (Finance) Limited	C	United Kingdom		
Wedring Limited	C	United Kingdom		
Barnett & Barnett Holdings Limited	C	United Kingdom		-
Barnett & Barnett Ltd	C	United Kingdom		-
Barnett & Barnett Financial Services Ltd	C	United Kingdom		-
Bryan & Knott Insurance Services Ltd	C	United Kingdom		-
Just Idol Limited	C	United Kingdom		-
Other international operations				
IAG Re Labuan (L) Berhad	C	Malaysia		
IAG (Asia) General Pte Ltd	C	Singapore		
NHCT Limited	C, F	Thailand	**49.10**	49.00
IAG Insurance (Thailand) Ltd	D	Thailand		
Safety Insurance Public Company Limited	D	Thailand	**96.09**	96.09
Beijing Continental Automobile Association Limited	C, D	China		
IAG India (Mauritius) (formerly IAG China (Mauritius))	C	Mauritius		
IAG Investments Management Services (Shanghai) Company Limited	B, D	China		-

	NOTES	COUNTRY OF INCORPORATION/FORMATION	EXTENT OF BENEFICIAL INTEREST IF NOT 100% 2008 %	2007 %
Investment operations				
IAG Asset Management Limited		Australia		
IAG Nominees Pty Limited		Australia		
IAG Portfolio Limited		Australia		
IAG Asset Management Cash Management Trust		Australia	**94.21**	73.22
IAG Asset Management Private Equity Trust		Australia	**83.21**	83.20
IAG Asset Management Fund of Hedge Funds		Australia		
Merrill Lynch Market Neutral Trust		Australia		
Perpetual Market Neutral Trust		Australia	**97.11**	
GMO Market Neutral Trust		Australia	**85.20**	78.23
ACA Acadian Market Neutral Trust		Australia		
IAGAM Arrowstreet Macquarie Market Neutral Trust		Australia		–
IAGAM Sustainable Investment Trust		Australia	**50.00**	–
Corporate operations				
IAG International Pty Limited		Australia		
NRMA Information Services Pty Limited		Australia		
NRMA Insurance Funding 2003 Limited		Australia		
IAG Finance (New Zealand) Limited		Australia		
Insurance Australia Group Services Pty Limited		Australia		
IAG & NRMA Superannuation Pty Limited	A	Australia		
IAG Share Plan Nominee Pty Limited	A	Australia		
The IAG Share and Performance Award Rights Plan Trust		Australia		
The IAG Deferred Awards Rights Plan		Australia		
The IAG Executive Performance Rights Plan		Australia		
ACN 007 078 140 Pty Limited	A	Australia		
Insurance Australia Funding 2007 Limited		Australia		–
Micro Wind Turbines Australia Pty Limited	A	Australia	**50.00**	–
Subsidiaries that commenced deregistration after 30 June 2008				
China Investments (Mauritius)	C	Mauritius		
Subsidiaries held for sale as at 30 June 2008				
Alba Group Pte Ltd	C	Singapore		
Alba Pte Ltd	C	Singapore		
Alba Underwriting Ltd	C	United Kingdom		
Diagonal Underwriting Agency Limited	C	United Kingdom		
Entities deregistered during the year ended 30 June 2008				
EIG (Acquisitions) Limited	C	United Kingdom	–	
Entities put into liquidation during the year ended 30 June 2008				
IAG Re Limited	C	Ireland	–	

General notes relating to a number of subsidiaries

A Small proprietary companies that are not required to prepare, and have not prepared, audited financial statements.

B Audited by accounting firms not affiliated with KPMG.

C Audited by overseas KPMG firms.

D All subsidiaries have a 30 June financial year end, except these companies which have a 31 December year end. These entities have been consolidated using financial information as at 30 June.

E All subsidiaries have only ordinary shares on issue except this entity also has perpetual preference shares on issue.

F The following special conditions exist with respect to the IAG Group's Thailand subsidiaries:

- IAG International Pty Limited owns 49% of the share capital of NHCT Limited and has a majority voting right and the right to appoint the board of directors of NHCT Limited. Therefore, NHCT Limited is considered a subsidiary of IAG International Pty Limited. The remaining 51% is held by Allessi Capital Co., Ltd, a company registered in Thailand; and
- IAG International Pty Limited owns 25% directly in IAG Insurance (Thailand) Ltd and is able to govern the financial and operating policies of the company through a further 75% interest held indirectly through its holding in NHCT Limited.

NOTE 26. INVESTMENT IN JOINT VENTURES AND ASSOCIATES

	NOTES	REPORTING DATE	COUNTRY OF FORMATION	CARRYING VALUE 2008 $m	PRINCIPAL ACTIVITY	OWNERSHIP INTEREST 2008 %	2007 %
A. INTERESTS IN JOINT VENTURES AND ASSOCIATES							
Joint venture							
NTI Limited	A, C, D	30 June	Australia	2	Managing co insurance arrangement	**50.00**	50.00
Assetinsure Financial Risk Products Pty Limited	A	30 June	Australia	–	Risk insurance products	**50.00**	–
Associates							
AmAssurance Berhad	C	31 March	Malaysia	68	Insurance underwriting	**30.00**	30.00
First Rescue and Emergency (NZ) Limited	A, C	31 March	New Zealand	–*	Roadside assistance	**50.00**	50.00
Loyalty New Zealand Limited	A, C	31 March	New Zealand	–*	Loyalty program	**25.00**	25.00
Sureplan NZ Limited	A, C	31 March	New Zealand	–*	Fleet risk management	**30.00**	30.00
AR Hub Pty Ltd	A, B	30 June	Australia	–*	Software development	**33.33**	33.33
Arista Insurance Limited		31 December	United Kingdom	–*	Wholesale broker	**25.60**	25.60
InsuranceWide.com Services Limited		31 December	United Kingdom	–*	Online aggregator	**26.70**	26.70
AmG Insurance Berhad		31 March	Malaysia	–*	Holding company	**30.00**	–
				70			

* Amounts round to zero.

General notes relating to a number of joint ventures and associates

A Investment is measured at cost in the Consolidated entity due to materiality.

B Small proprietary companies that are not required to prepare, and have not prepared, audited financial statements.

C Audited by accounting firms not affiliated with KPMG.

D The following special condition exists with respect to the NTI Limited joint venture:

- CGU Insurance Limited, a subsidiary of the Consolidated entity, has a 50% interest in NTI Limited, the principal activity of which is to facilitate a co insurance arrangement of commercial motor vehicle business. The Consolidated entity's portion of the results of the co insurance arrangement is recorded directly in its accounting records.

None of the associates is listed on a stock exchange. Those entities that are equity accounted and that do not have a 30 June financial year end are equity accounted for using financial information for the year to 30 June which includes, at least in part, unaudited management results.

	CONSOLIDATED 2008 $m	2007 $m
B. RECONCILIATION OF MOVEMENTS IN INVESTMENT IN JOINT VENTURES AND ASSOCIATES FOR THE FINANCIAL YEAR		
Balance at the beginning of the financial year	**75**	74
Investment in associate acquired during the financial year	**–**	3
Share of associate's net profit/(loss)	**(3)**	5
Net foreign exchange movements	**(1)**	(6)
Dividends received	**(1)**	(1)
Balance at the end of the financial year	**70**	75
C. SUMMARISED FINANCIAL INFORMATION OF ASSOCIATE		
These disclosures relate only to the investment in AmAssurance Berhad (AmAssurance), as all other investments in joint ventures and associates are not significant.		
Assets	**803**	731
Liabilities	**173**	657
Revenue	**340**	343
Profit*	**13**	18

* These amounts are for the year ended 31 March, being the financial year of AmAssurance, and have been extracted from the audited financial report of AmAssurance.

D. COMMITMENTS AND CONTINGENT LIABILITIES

There are no capital or other commitments or contingent liabilities arising from the investment in AmAssurance that are significant to the Consolidated entity.

NOTE 27. EMPLOYEE BENEFITS

	CONSOLIDATED 2008 $m	2007 $m
A. EMPLOYEE BENEFITS PROVISION		
Annual leave	**82**	82
Long service leave	**61**	59
Cash based incentive arrangements	**86**	76
Defined benefit pensions*	**9**	10
Defined benefit superannuation plans liabilities	**5**	15
	243	242

* There is one defined benefit pension arrangement in Australia with a discounted liability of $7 million as at 30 June 2008 (2007—$7 million) involving 78 participants (2007—82) and one defined benefit pension arrangement in NZ with a discounted liability of $2 million as at 30 June 2008 (2007—$3 million) involving 48 participants (2007—51). These liabilities are met from the general assets of the relevant subsidiary rather than assets being set aside in trust.

The employee benefits provision includes $50 million (2007—$59 million) which is expected to be settled after more than 12 months from reporting date.

B. EMPLOYEE NUMBERS
The Consolidated entity had 14,626 employees on a full time equivalent basis as at 30 June 2008 (2007—15,445).

C. CASH BASED INCENTIVE ARRANGEMENTS
I. STI Plan
The STI Plan continued in operation during the year ended 30 June 2008. Eligible employees have the capacity to earn a proportion of their base pay as a cash incentive annually. The incentive opportunity is set depending on an employee's role and responsibilities. The majority of employees are on a 10%, 15% or 20% plan. The incentive payments are determined based on an assessment of individual performance and achievement of a range of business unit and individual goals.

II. IMA LTI scheme
A LTI is provided to senior employees of IMA. This is a cash based incentive arrangement involving hurdles relating to compound growth in the IMA underwriting result and growth of risks in force.

III. Employee share plans
The following two employee share plans do not represent a remuneration benefit and so are not treated as share based remuneration but rather provide access for employees to available tax concessions.

a. EXEMPT PURCHASE OFFER—AUSTRALIA ONLY
The Exempt Purchase Offer (EPO) allows Australian employees to voluntarily elect to receive up to $1,000 of their salary in the form of IAG shares, free of income tax, provided certain conditions are met. The plan is designed to utilise a tax concession known as the tax exemption concession. Employees set aside funds for the purchase through a salary sacrifice arrangement. Brokerage is subsidised by the IAG Group. There is no vesting period. The shares are purchased on market and are subject to a three year restriction period during which the shares cannot be sold or dealt with. The employee is entitled to dividends and voting rights from the date of allocation. There are no circumstances under which the shares can be forfeited.

b. DEFERRED PURCHASE OFFER—AUSTRALIA ONLY
The Deferred Purchase Offer (DPO) allows all full and part time Australian employees of the IAG Group to voluntarily elect to receive a minimum of $1,500 of their salary, up to a maximum 30% of salary, in the form of IAG shares. The plan is designed to utilise a tax concession known as the tax deferral concession. Employees set aside funds for the purchase through a salary sacrifice arrangement. Brokerage is subsidised by the IAG Group. There is no vesting period. The shares are purchased on market and held in trust subject to a restriction period for tax purposes of up to 10 years. The employee is entitled to receive dividend distributions and can vote (by providing voting instructions to the trustee) from the date of allocation. The only circumstance under which the shares can be forfeited is in the case of serious misconduct.

NOTE 28. SHARE BASED REMUNERATION

The provision of share based remuneration creates a link between shareholder value creation and rewarding employees. Share based remuneration encourages employee share ownership, links employee reward to the performance of the IAG Group and assists with retention of key personnel. This type of remuneration encourages employees to focus on creating shareholder value over the longer term.

The obligations under share based payment arrangements are covered by the on market purchase of IAG ordinary shares which are held in trust. The shares are purchased on or near grant date at the prevailing market price. The arrangements are managed using in house trusts, one for Australia and two for NZ, which are controlled for accounting purposes and so are subsidiaries of the Consolidated entity. The trustee for each trust is a subsidiary of the Consolidated entity. The trusts are administered by an external company.

The number of shares purchased to cover each tranche is determined by the trustee based on independent actuarial advice. The trusts allow for excess shares purchased in relation to one plan to be used to meet obligations of the other plans at the trustee's discretion. The trusts held 14,640,418 shares as at 30 June 2008 (2007—13,863,210 shares) representing 0.78% (2007—0.77%) of the share capital. This includes shares that are not controlled for accounting purposes and so not recognised as treasury shares.

Trading in IAG shares that are awarded under the share based remuneration arrangements is covered by the same restrictions that apply to all forms of share ownership by employees. These restrictions limit an employee trading in IAG shares where they are in a position to be aware, or are aware, of price sensitive information.

Share based remuneration is provided through a range of different plans each of which has different purposes and different rules. The share based remuneration expense amounts are included in the claims expense, other underwriting expenses, and corporate, administration and other expenses lines in the income statement.

A. NON-EXECUTIVE DIRECTORS' SHARE PLAN
The Non-Executive Director's Share Plan continued in operation during the year ended 30 June 2008. Non-executive directors are required to receive at least 20%, but not in excess of 90%, of their annual IAG Board fee (at the time shares are allocated) in IAG shares, rather than in cash. Annual share allocations are generally made effective from 1 December each year. The shares vest on a pro rata daily basis with limited forfeiture conditions and the participant is entitled to dividends and other shareholder rights during the vesting period. The on market share price at grant date is used as the fair value of the equity instruments granted which for those granted during the current reporting period was $4.44. The shares are purchased on market and held in trust subject to a restriction period, for tax purposes, of between one and 10 years. The number of shares purchased is determined by the amount of the base fee each director is to receive in IAG shares, the weighted average market price of the shares at the date of allocation, and the trustee's discretion to use excess shares from another plan.

B. SENIOR MANAGEMENT AND EXECUTIVE SHARE PLANS

The senior management and executive share plan arrangements consist of two separate arrangements working together. These two arrangements are the EPRs Plan and the DARs Plan which are detailed below. The IAG NRSC approve the participation of each individual in the plans. There remain in place share plan arrangements that are now closed to new offers but within which there remain outstanding rights to be settled with the most significant being the PARs Plan.

I. DARs Plan

The DARs Plan continued in operation during the year ended 30 June 2008 having been implemented in November 2006. The structure and operation of the plan is the same for employees in each geographical region. The rights are granted for nil consideration, are non transferable, and can be settled only with existing IAG shares. Where the rights vest (the holder becomes entitled to exercise the right), the plan entitles participating employees to acquire one IAG ordinary share for each right.

The exercise price for all rights is a nominal value of $1 per tranche of rights exercised. Holders do not receive dividends and do not have voting rights until the rights are exercised. IAG shares are bought on market and held in trust to satisfy future exercise of the rights.

The rights vest after a period (current maximum is three years) as determined by the board subject to the participants continuing in relevant employment for the full period. When a participant ceases employment in special circumstances such as redundancy, rights may vest on cessation of employment. If there is a change of control of IAG, the board has discretion to determine if and when rights should vest.

If the vesting condition is not met then the rights lapse. The rights also lapse where the holder chooses to forego the rights, and all rights expire 10 years from grant date where they have not previously lapsed or been exercised. The following information relates to the rights issued under the DARs Plan:

	FAIR VALUE AT GRANT DATE	RIGHTS ON ISSUE AT BEGINNING OF YEAR	RIGHTS GRANTED DURING YEAR	RIGHTS EXERCISED DURING YEAR	RIGHTS LAPSED DURING YEAR	NUMBER OF RIGHTS AT END OF YEAR	
						On issue	Exercisable
2008							
GRANT DATE							
19/12/2006	**$5.354**	**2,310,480**	**-**	**(133,063)**	**(153,408)**	**2,024,009**	**8,905**
13/03/2007	**$5.156**	**217,312**	**-**	**-**	**(8,250)**	**209,062**	**-**
27/09/2007	**$4.820**	**-**	**4,868,200**	**(66,550)**	**(227,200)**	**4,574,450**	**3,350**
11/02/2008	**$2.810**	**-**	**26,345**	**-**	**-**	**26,345**	**-**
14/04/2008	**$3.330**	**-**	**55,370**	**-**	**-**	**55,370**	**-**
		2,527,792	**4,949,915**	**(199,613)**	**(388,858)**	**6,889,236**	**12,255**
2007							
GRANT DATE							
19/12/2006	$5.354	-	2,370,852	(21,937)	(38,435)	2,310,480	30,598
13/03/2007	$5.156	-	219,562	-	(2,250)	217,312	-
		-	2,590,414	(21,937)	(40,685)	2,527,792	30,598

In addition to the grant of DARs shown above, an additional 2,141,470 DARs were issued from 8 January 2007 as part of the consideration for the acquisition of the Equity Insurance Group (refer notes 24.A and 32.C.III).

The fair value of the rights is calculated as at the grant date using a Black Scholes valuation.

	SIGNIFICANT FACTORS AND ASSUMPTIONS USED		
2008			
Grant date	**27/09/2007**	**11/02/2008**	**14/04/2008**
Share price on grant date ($)	**$5.24**	**$3.57**	**$3.86**
Exercise price ($)	**$1 per tranche exercised**	**$1 per tranche exercised**	**$1 per tranche exercised**
Risk free interest rate (%)	**6.94%**	**7.61%**	**7.32%**
Expected dividend yield (%)	**5.73%**	**8.26%**	**7.64%**
Expected life of rights (years)	**2 years**	**3 years**	**2 years**
2007			
Grant date		19/12/2006	13/03/2007
Share price on grant date ($)		$6.16	$5.96
Exercise price ($)		$1 per tranche exercised	$1 per tranche exercised
Risk free interest rate (%)		6.39%	6.34%
Expected dividend yield (%)		4.79%	4.95%
Expected life of rights (years)		3 years	3 years

Some of the assumptions are based on historical data which is not necessarily indicative of future trends. Reasonable changes in these assumptions would not have a material impact on the amounts recognised in the financial statements.

II. EPRs Plan

The EPRs Plan was implemented in October 2007. The structure and operation of the plan is the same for employees in each geographical region. The rights are granted for nil consideration, are non transferable, and can be settled only with existing IAG shares. Where the rights vest (the holder becomes entitled to exercise the right), the plan entitles participating employees to acquire one IAG ordinary share for each right. There is no exercise price. Holders do not receive dividends and do not have voting rights until the rights are exercised. IAG shares are bought on market and held in trust to satisfy future exercise of the rights.

EPR allocations are divided equally into two portions (TSR Allocation and ROE Allocation) and each portion has two vesting conditions. The first vesting condition for both portions is not market related and requires the participant to continue in relevant employment. Rights may be retained when a participant ceases employment in special circumstance such as redundancy.

Under the TSR Allocation, the second vesting condition is a market related performance hurdle based on a comparison of IAG's TSR (the measure of return on an investment in IAG ordinary shares) with the TSR of a peer group of entities in the S&P/ASX 100 Index. The peer group includes insurers and non insurers because the IAG Group competes for capital with a range of large listed companies across many industries. For the performance hurdle, a tiered vesting scale is applied, such that all rights in the TSR Allocation vest if IAG's relative TSR is at the 75th percentile of the peer group, scaling down so that 50% of rights in the TSR Allocation vest if IAG's TSR performance is at the 50th percentile of the peer group. No rights vest if IAG's TSR performance is below the 50th percentile of the peer group. Testing for the satisfaction of the performance hurdle occurs on the 3rd, 4th and 5th anniversary of the base date. If this vesting condition is not met, the TSR Allocation will lapse. The rights also lapse where the holder chooses to forego the rights and all rights expire 10 years from grant date where they have not previously lapsed or been exercised.

Under the ROE Allocation, the second vesting condition is based on IAG's normalised ROE which is a performance hurdle that is not market related. The ROE hurdle compares IAG's normalised ROE performance with IAG's WACC. Normalised ROE is measured for each six month period during the three financial years over which the performance hurdle is measured. There is only one test date for the ROE portion of the EPRs. For any of the ROE portion of EPRs to be exercisable, the normalised ROE (the average of the six monthly normalised ROE measurements over the three financial years) must reach at least 1.3 times WACC. The number of EPRs that will become exercisable under the ROE allocation is presented in the table below. WACC means the weighted average cost of capital of IAG on a basis determined by the Board.

LEVEL OF NORMALISED ROE PERFORMANCE	VESTING SCALE
>1.6 x WACC	100% vests
=1.5 x WACC	80% vests
=1.4 x WACC	50% vests
=1.3 x WACC	20% vests
<1.3 x WACC	0% vests

A sliding scale operates between the points represented in the table above. If normalised ROE is less than 1.3 times WACC, no rights in the ROE allocation will vest. If this vesting condition is not met, the ROE Allocation will lapse. The rights also lapse where the holder chooses to forego the rights and all rights expire 10 years from grant date where they have not previously lapsed or been exercised.

If there is a change of control of IAG, the board has discretion to determine if and when rights should vest.

The following information relates to the rights issued under the EPRs Plan:

	FAIR VALUE AT GRANT DATE (TSR)	FAIR VALUE AT GRANT DATE (ROE)	RIGHTS ON ISSUE AT BEGINNING OF YEAR	RIGHTS GRANTED DURING YEAR	RIGHTS EXERCISED DURING YEAR	RIGHTS LAPSED DURING YEAR	NUMBER OF RIGHTS AT END OF YEAR On issue	NUMBER OF RIGHTS AT END OF YEAR Exercisable
2008								
GRANT DATE								
29/10/2007	**$2.870**	**$4.310**	**-**	**2,375,300**	**-**	**(34,500)**	**2,340,800**	**-**
29/11/2007	**$2.350**	**$3.680**	**-**	**250,000**	**-**	**-**	**250,000**	**-**
13/03/2008	**$1.630**	**$2.710**	**-**	**152,400**	**-**	**-**	**152,400**	**-**
27/05/2008	**$2.120**	**$3.220**	**-**	**65,370**	**-**	**-**	**65,370**	**-**
			-	**2,843,070**	**-**	**(34,500)**	**2,808,570**	**-**

The fair value of the rights is calculated as at the grant date using a Monte Carlo valuation.

	SIGNIFICANT FACTORS AND ASSUMPTIONS USED			
2008				
Grant date	**29/10/2007**	**29/11/2007**	**13/03/2008**	**27/05/2008**
Share price on grant date ($)	**$5.03**	**$4.39**	**$3.46**	**$3.99**
Risk free interest rate (%)	**7.23%**	**7.35%**	**7.50%**	**7.75%**
Expected dividend yield (%)	**5.96%**	**6.83%**	**8.53%**	**7.39%**
Expected life of rights (years)*	**3 or 4 years**	**3 or 4 years**	**3 or 4 years**	**3 or 4 years**

* The expected life for the ROE EPRs is three years and four years for TSR EPRs.

III. PARs Plan

The PARs Plan closed to new offers during the year ended 30 June 2007. The last performance hurdle testing date for the rights is expected to be 29 August 2011. The structure and operation of the plan is the same for employees in each geographical region. The rights were granted for nil consideration, are non transferable, and can be settled only with existing IAG shares. Where the rights vest (the holder becomes entitled to exercise the right), the plan entitles participating employees to acquire one IAG ordinary share for each right. The exercise price for all rights is a nominal value of $1 per tranche of rights exercised. Holders do not receive dividends and do not have voting rights until the rights are exercised. IAG shares are bought on market and held in trust to satisfy future exercise of the rights.

The rights may vest between three and five years (the performance period) from a base date (calculation date for each tranche) subject to the satisfaction of two vesting conditions. The first vesting condition is not market related and requires the participant to continue in relevant employment. The second vesting condition is a market related performance hurdle based on a comparison of IAG's TSR, (the measure of return on an investment in IAG ordinary shares) with the TSR of a peer group of companies in the S&P/ASX 100 Index. The peer group includes insurers and non insurers because the IAG Group competes for capital with a range of large listed companies across many industries. For the performance hurdle, a tiered vesting scale is applied, such that all rights vest if IAG's relative TSR is at the 75th percentile of the peer group, scaling down so that 50% of rights vest if IAG's TSR performance is at the 50th percentile of the peer group. No rights vest if IAG's TSR performance is below the 50th percentile of the peer group. Testing for the satisfaction of the performance hurdle occurs quarterly during the performance period. If either of the vesting conditions is not met then the rights lapse. The rights also lapse where the holder chooses to forego the rights, and all rights expire 10 years from grant date where they have not previously lapsed or been exercised.

If there is a change of control of IAG, the board has discretion to determine if and when rights should vest.

The following information relates to the rights issued under the PARs Plan:

	FAIR VALUE AT GRANT DATE	RIGHTS ON ISSUE AT BEGINNING OF YEAR	RIGHTS GRANTED DURING YEAR	RIGHTS EXERCISED DURING YEAR	RIGHTS LAPSED DURING YEAR	NUMBER OF RIGHTS AT END OF YEAR	
						On issue	Exercisable
2008							
GRANT DATE							
24/12/2002	**$1.870**	**1,344,659**	**-**	**(85,651)**	**(1,162,288)**	**96,720**	**96,720**
22/09/2003	**$2.840**	**3,835,078**	**-**	**-**	**(1,507,296)**	**2,327,782**	**-**
10/12/2003	**$2.764**	**400,000**	**-**	**-**	**-**	**400,000**	**-**
26/03/2004	**$3.287**	**896,764**	**-**	**-**	**(297,456)**	**599,308**	**-**
17/09/2004	**$2.715**	**4,016,000**	**-**	**-**	**(347,000)**	**3,669,000**	**-**
30/11/2004	**$2.718**	**882,500**	**-**	**-**	**(5,500)**	**877,000**	**-**
30/03/2005	**$3.269**	**41,000**	**-**	**-**	**-**	**41,000**	**-**
19/09/2005	**$3.187**	**4,319,000**	**-**	**-**	**(350,500)**	**3,968,500**	**-**
30/11/2005	**$2.596**	**693,000**	**-**	**-**	**(22,500)**	**670,500**	**-**
22/03/2006	**$3.145**	**189,000**	**-**	**-**	**-**	**189,000**	**-**
19/12/2006	**$4.013**	**3,111,750**	**-**	**-**	**(216,550)**	**2,895,200**	**-**
13/03/2007	**$3.660**	**301,500**	**-**	**-**	**(3,000)**	**298,500**	**-**
		20,030,251	**-**	**(85,651)**	**(3,912,090)**	**16,032,510**	**96,720**
2007							
GRANT DATE							
24/12/2002	$1.870	2,188,614	-	(336,246)	(507,709)	1,344,659	186,792
22/09/2003	$2.840	3,913,469	-	-	(78,391)	3,835,078	-
10/12/2003	$2.764	400,000	-	-	-	400,000	-
26/03/2004	$3.287	941,786	-	-	(45,022)	896,764	-
17/09/2004	$2.715	4,126,000	-	-	(110,000)	4,016,000	-
30/11/2004	$2.718	905,500	-	-	(23,000)	882,500	-
30/03/2005	$3.269	41,000	-	-	-	41,000	-
19/09/2005	$3.187	4,500,000	-	-	(181,000)	4,319,000	-
30/11/2005	$2.596	693,000	-	-	-	693,000	-
22/03/2006	$3.145	189,000	-	-	-	189,000	-
19/12/2006	$4.013	-	3,149,500	-	(37,750)	3,111,750	-
13/03/2007	$3.660	-	304,500	-	(3,000)	301,500	-
		17,898,369	3,454,000	(336,246)	(985,872)	20,030,251	186,792

	SIGNIFICANT FACTORS AND ASSUMPTIONS USED	
2007		
Grant date	19/12/2006	13/03/2007
Share price on grant date ($)	$6.16	$5.96
Exercise price ($)	$1 per tranche exercised	$1 per tranche exercised
Risk free interest rate (%)	6.39%	6.34%
Expected share price volatility (%)	25%	25%
Expected dividend yield (%)	4.79%	4.95%
Expected life of rights (years)	3.673 years	3.660 years

Some of the assumptions, including expected share price volatility, are based on historical data which is not necessarily indicative of future trends. Reasonable changes in these assumptions would not have a material impact on the amounts recognised in the financial statements.

C. EMPLOYEE SHARE PLANS

There are currently three employee share plans in operation but only one of them represents a form of remuneration (the Exempt Reward Offer (ERO)) with the other two plans simply allowing IAG to facilitate Australian employees choosing to receive part of their base salary or short term incentive in the form of IAG shares (EPO and the DPO) principally to take advantage of taxation concessions available under Australian law.

Exempt Reward Offer

The ERO continued in operation during the year ended 30 June 2008. The ERO involves the granting of shares (sometimes restricted shares which are subject to a holding lock) to a substantial percentage of employees in both Australia and NZ from time to time, arranged through different trusts with different terms and conditions.

Each financial year where the IAG TSR is higher than half of the companies in the S&P/ASX 100 Index, and an offer is approved by the NRSC, an award of shares is made to eligible employees. The result of each tranche to date is as follows:

- for the 2009 financial year, the board will determine in August 2008 whether the hurdle for the year ended 30 June 2008 was met and appropriate action will be taken at that time;
- for the 2008 financial year, the hurdle for the year ended 30 June 2007 was not met and so there was no issue of shares under the plan during the 2008 financial year;
- for the 2007 financial year, the hurdle for the year ended 30 June 2006 was not met and so there was no issue of shares under the plan during the 2007 financial year;
- for the 2006 financial year, the hurdle for the year ended 30 June 2005 was met and so there was an issue of shares under the plan during the 2006 financial year:
- for Australia, a grant of 1,472,064 shares was made to 7,872 employees (187 shares to each participant). The grant date was 18 November 2005. The full cost of purchasing the shares on market (used as the proxy for fair value of the grant) of $8 million (including brokerage) was recognised as an expense in the year ended 30 June 2006; and
- for NZ, a grant of 287,232 shares was made to 1,536 employees (187 shares to each participant). The grant date was 18 November 2005. There were 177,307 shares available from a previous employee share plan arrangement which were able to be used for the current tranche and so only an additional 109,925 shares were purchased for the current tranche. The full cost of purchasing the shares on market (used as the proxy for fair value of the grant) is being expensed over the three year vesting period with the last amount to be expensed in the 2009 financial year.

Further details regarding the arrangement in Australia and NZ is provided below.

a. AUSTRALIA

Participation in the plan is open to employees that are not directors, that are not participants in the PARs Plan, that have completed at least 12 months service on a date set prior to the allocation date and that remain in relevant employment on the allocation date.

Eligible employees who accept the offer receive an allocation of IAG shares to the equivalent value of $1,000 based on the volume weighted average price at which IAG shares traded on the ASX for the week up to and including the allocation date. The arrangement is designed to comply with the conditions set out in the Australian tax legislation which gives permanent employees the opportunity to acquire up to $1,000 worth of shares at their tax market value in any one financial year as tax exempt remuneration; known as the tax exemption concession. Although the number of shares paid to each employee is determined by a cash amount, the payment is made in shares and is therefore treated as an equity settled share based payment.

The shares are granted for nil consideration. Shares granted under the plan vest immediately but remain held in trust on behalf of the participants subject to a restriction period of the earlier of three years from the allocation date or cessation of employment. The participants are entitled to dividends, which are paid directly to the participants, and other shareholder rights during the restriction period. There are no circumstances under which the shares can be forfeited. The cost of acquiring the shares on market in the days leading up to the grant is generally used as a proxy for the grant date fair value of the equity instruments. Shares granted under this plan are purchased on market.

b. NEW ZEALAND

The general terms of the offer are the same as the Australian plan however because of the different taxation laws, shares granted under the NZ plan are subject to a three year vesting period. Employees that cease relevant employment before completion of the vesting period forfeit any entitlement to the shares. Under certain circumstances such as retirement, death or permanent disability, the vesting period may be waived. Forfeited shares may be reallocated as part of a future approved offer or disposed of at the discretion of the trustee. Dividends received on forfeited shares may, at the trustee's discretion, be used to defray costs of administering the plan. Participants are entitled to dividends and full voting rights during the vesting period.

NOTE 29. SUPERANNUATION

Contributions are made to a number of superannuation plans in various countries. The majority of employees are defined contribution members with fewer than 6.0% (2007—9.0%) of employees participating on a defined benefit basis. Entry to defined benefit superannuation plans is closed and so all new employees are provided with defined contribution arrangements. The plans provide benefits for members or their dependants in the form of lump sum or pension payments generally upon retiring from relevant employment.

The superannuation expense for the year is included in the claims expense, other underwriting expenses, and corporate, administration and other expenses lines in the income statement.

A. DEFINED CONTRIBUTION SUPERANNUATION ARRANGEMENTS

Contributions to the plans are made in accordance with the governing rules of each plan together with relevant legislative requirements in each geographical region. The contributions are generally based on a percentage of employees' salaries.

The Consolidated entity contributed $82 million to the IAG & NRMA Superannuation Plan for defined contribution members during the year (2007—$67 million) and there were no employer contributions payable at the end of the year for those members (2007—$nil).

The Consolidated entity is not exposed to risks or rewards of the defined contribution arrangements and has no obligations beyond the payment of contributions.

B. DEFINED BENEFIT SUPERANNUATION ARRANGEMENTS

Employees who are entitled to defined benefit superannuation arrangements are members of one of eight superannuation plans each of which are funded plans. The defined benefit sections of those plans are closed to new members and so membership is reducing over time. Contributions to the plans are made in accordance with the governing rules of each plan and the contribution recommendations of an independent actuary. In contrast to defined contribution superannuation arrangements, the future cost of the defined benefit superannuation plans is not known with certainty in advance. The benefits received for defined benefit members are generally based on length of service and final average salary together with the member's own contributions (if any). The net financial positions of the plans are recognised on the balance sheet.

Australia

All Australian employees with defined benefit superannuation arrangements are members of the IAG & NRMA Superannuation Plan (the IAG Plan). There were 774 members as at reporting date (2007—812). The Consolidated entity has contributed to the IAG Plan during the year in accordance with the recommendations of the actuary and has contributed $5 million for defined benefit members (2007—$6 million). There were no employer contributions payable at the end of the year (2007—$nil). The governing rules of the Plan allow any surplus to be used to meet the contributions that would otherwise have been payable for both the defined benefit and defined contribution members of the Plan.

There are two subsidiaries in the Consolidated entity, being Insurance Australia Group Services Pty Limited and Insurance Manufacturers of Australia Pty Limited, with employees that are defined benefit members of the IAG Plan. While separate records are maintained for the liabilities relating to each member, there is effectively a sharing of the risks associated with the assets of the IAG Plan. For the measurement of the net financial position of the IAG Plan for recognition on the balance sheets of the employer sponsors, the assets of the IAG Plan are allocated between the employers in proportion to the actuarial reserves for each entity.

United Kingdom

The UK operation contributes to six defined benefit superannuation arrangements being The Christopherson's Final Salary Scheme, The Red Star Insurance Association Limited 1978 Retirement and Death Benefit Scheme, The Anthony Kidd Agencies Scheme, The Open & Direct Insurance Services Final Salary Scheme and two 'B' schemes within the Lloyd's Superannuation Fund (a multi employer scheme) being the Cox Services Limited Staff Pension Scheme and the HML Marketing Limited Staff Pension Scheme (the exposure for the Lloyd's funds is being capped through an arrangement with Lloyd's). They are referred to collectively as the UK Plans. The UK Plans had 555 defined benefit members as at reporting date (2007—559). The Consolidated entity contributed $7 million to the UK Plans for defined benefit members during the year (2007—$4 million).

None of the UK plans is individually significant to the financial report and so the information disclosed below is provided for the UK Plans in aggregate.

New Zealand

The NZ operation contributes to one defined benefit superannuation arrangement being the NZI Superannuation Fund which had 10 defined benefit members as at 30 June 2008 (2007—11) and a $nil net deficit (2007—$nil). There was previously another defined benefit superannuation arrangement being the IAG New Zealand Limited Staff Pension Scheme which had a net surplus of $3 million as at 30 June 2007 but this arrangement was settled during the current reporting period resulting in a charge to profit of $2 million being recognised in the current year. These NZ defined benefit superannuation arrangements are not disclosed in more detail as the financial impact of these arrangements is not significant to the Consolidated entity.

	IAG PLAN 2008 $m	UK PLANS 2008 $m	TOTAL 2008 $m	IAG PLAN 2007 $m	UK PLANS 2007 $m	TOTAL 2007 $m
I. Reporting date balances						
Fair value of net assets	**179**	**117**	**296**	215	141	356
Present value of defined benefit obligation (net discount rate)	**(176)**	**(124)**	**(300)**	(165)	(162)	(327)
Net defined benefit asset/(liability)	**3**	**(7)**	**(4)**	50	(21)	29
Contribution tax asset/(liability)	**-**	**2**	**2**	9	6	15
Net asset/(liability) recognised on the balance sheet	**3**	**(5)**	**(2)**	59	(15)	44

Where a plan incorporates both defined benefit and defined contribution arrangements, the amounts disclosed in this note represent only the defined benefit portion of the plan. Actuarial valuations are performed at each reporting date by an independent specialist. The financial information disclosed has been prepared in accordance with AASB 119 Employee Benefits except where otherwise noted.

Those plans with a net financial position that is an asset are presented with the defined benefit superannuation asset on the balance sheet while those plans with a net financial position that is a liability are presented within the employee benefits provision.

	IAG PLAN 2008 $m	UK PLANS 2008 $m	IAG PLAN 2007 $m	UK PLANS 2007 $m
II. Recognition of movement in net asset/(liability)				
Contributions expensed during the year	**5**	**7**	6	5
Reporting date valuation adjustment to profit	**(1)**	**(7)**	(2)	(4)
	4	**–**	4	1
Reporting date valuation adjustment to retained earnings	**56**	**(4)**	(52)	(5)
Total amount recognised for financial year in closing retained earnings	**60**	**(4)**	(48)	(4)
REPORTING DATE VALUATION ADJUSTMENTS REPRESENT				
Current service cost	**6**	**1**	8	–
Past service cost	**1**	**–**	–	–
Interest cost (net of tax)	**12**	**7**	9	5
Expected return on plan assets	**(15)**	**(7)**	(13)	(4)
Actuarial (gains) and losses	**56**	**(5)**	(52)	(5)
Total net amount recognised from reporting date valuation	**60**	**(4)**	(48)	(4)
III. Reconciliation of the movement in the present value of the defined benefit obligation				
Defined benefit obligation at the beginning of the financial year	**165**	**162**	187	164
Current service cost	**6**	**–**	8	–
Past service cost	**1**	**–**	–	–
Interest cost	**12**	**7**	9	5
Contributions by plan participants	**2**	**–**	4	–
Actuarial (gains) and losses	**7**	**(16)**	(28)	(5)
Benefits paid	**(17)**	**(9)**	(15)	(2)
Net exchange difference on translation of foreign operations	**–**	**(20)**	–	–
Defined benefit obligation at the end of the financial year	**176**	**124**	165	162
IV. Reconciliation of the movement in the fair value of assets				
Fair value of assets at the beginning of the financial year	**215**	**141**	191	135
Expected return on plan assets	**15**	**7**	13	4
Actuarial gains and (losses)	**(41)**	**(11)**	16	–
Contributions by employers	**5**	**7**	6	4
Contributions by plan participants	**2**	**–**	4	–
Benefits paid	**(17)**	**(9)**	(15)	(2)
Net exchange difference on translation of foreign operations	**–**	**(18)**	–	–
Fair value of assets at the end of the financial year	**179**	**117**	215	141

The UK Plans information disclosed in sections III and IV for the comparative period provide the full year movement and not the period since the acquisitions.

V. Plan assets

The percentage invested in each asset class at reporting date was:

			ALLOCATION PERCENTAGE	
	IAG Plan 2008 %	**UK Plans 2008 %**	IAG Plan 2007 %	UK Plans 2007 %
Australian shares	**34.0**	**–**	36.0	–
Overseas shares	**26.0**	**38.0**	24.0	38.0
Listed property trusts	**10.0**	**–**	10.0	–
Fixed interest	**25.0**	**62.0**	25.0	61.0
Cash	**5.0**	**–**	5.0	1.0

The assets of the IAG Plan are managed by the IAG Group. The assets of the IAG Plan do not include any shares issued by the Consolidated entity nor any property or other assets used by the Consolidated entity. The assets of the UK Plans are managed by independent trustee boards.

To determine the expected rate of return on assets, the actuary has considered the expected future investment returns for each major asset class net of investment tax and investment fees. These estimated returns for each asset class have been used to calculate the expected rate of return on the assets supporting the defined benefits based on the plans' target asset allocation and allowing for correlations of the investment returns between asset classes. The actual return on the IAG Plan assets for the year ended 30 June 2008 was a loss of 11.3% (2007—a gain of 13.9%). The actual return on the UK Plans assets for the year ended 30 June 2008 was a loss of 4.1% (2007—a gain of 2.7%).

VI. Actuarial assumptions

Assumptions used in the determination of the financial position of the plans are reviewed annually and determined in conjunction with the independent actuaries to the plans. The principal actuarial assumptions used in determining the financial position of the plans include:

	IAG PLAN 2008 %	UK PLANS 2008 %	IAG PLAN 2007 %	UK PLANS 2007 %
Discount rate (gross)*	**7.2**	**5.8**	5.8	5.3
Expected rate of return on plan assets supporting pension liabilities	**7.4**	**5.8**	7.4	5.8
Expected rate of return on other plan assets	**6.9**	**5.8**	6.9	5.8
Expected future salary increases	**4.0**	**4.6**	4.0	4.6
Future pension increases—adult/child	**2.5/0.0**	**3.7**	2.5/0.0	3.1

* The discount rate for the IAG Plan has been determined by reference to the market yields on 10 year government bonds in Australia (2007—AA rated corporate bonds). The UK Plans discount rate has been determined by reference to the market yields on AA rated corporate bonds in the UK.

VII. Sensitivity of measurement to actuarial assumptions

The superannuation arrangements are by nature long term. The majority of the assumptions reflect this and are not changed to reflect short term variations in factors. The discount rate required to be applied for the IAG Plan must reflect the market yields on government bonds (2007—corporate bonds) and so is subject to change if those yields change. A 1% reduction in the discount rate would result in a $13.9 million increase in the present value of the defined benefit obligation of the IAG Plan and result in the net financial surplus becoming a $13.1 million deficit.

VIII. Historical information

The experience adjustments are as follows:

	IAG PLAN 2008 $m	UK PLANS 2008 $m	IAG PLAN 2007 $m	UK PLANS 2007 $m	IAG PLAN 2006 $m	IAG PLAN 2005 $m
Plan liabilities	**(6)**	**(9)**	6	2	6	6
Plan assets	**(41)**	**6**	16	–*	10	19

* Amount rounds to zero.

The experience adjustments are based on the actuarial gain or loss after removing the impact of any change in assumptions.

IX. Funding obligations for the IAG & NRMA Superannuation Plan in Australia

The financial information disclosed below has been determined in accordance with AAS 25 Financial Reporting by Superannuation Plans, using the Attained Age Actuarial Funding method.

	CONSOLIDATED 2008 $m	2007 $m
Net market value of plan assets	**176**	206
Present value of accrued benefits	**(168)**	(165)
Defined benefit surplus/(deficit)	**8**	41
Vested benefits	**162**	160
The principal actuarial assumptions used in determining the financial position of the IAG Plan in accordance with AAS 25 and the funding recommendation include:		
Expected investment returns—pension assets/other assets (gross)	**7.5**	7.5
Expected future salary increases	**4.0**	4.0
Future pension increases—adult/child	**2.5/0.0**	2.5/0.0

The accrued benefits are determined on the basis of the present value of expected future payments that arise from membership up to the measurement date. The accrued benefits are determined by reference to expected future salary levels and are discounted by using a market based, risk adjusted discount rate. Vested benefits are the benefits which would be payable to members if they all voluntarily resigned as at the reporting date.

Assumptions used in the determination of the financial position of the IAG Plan are reviewed annually and determined in conjunction with the independent actuary to the IAG Plan. Changes in financial and/or demographic assumptions, or changes in the relevant regulatory environment, could significantly impact the financial position of the IAG Plan. The financial position of the IAG Plan is calculated at a specific point in time, however the superannuation arrangements are by nature long term. Short term variations between long term actuarial assumptions and actual experience will cause the net funding status of the Plan to change without impacting on the long term viability of the Plan.

The contribution recommendation uses a different actuarial methodology and a different discount rate assumption to that used in determining the financial position for measurement on the balance sheet of the employer sponsor. In determining the contribution recommendation, the actuarial valuation method focuses on the funding of benefits for current members, irrespective of whether they stem from past or future membership, whereas, for financial reporting purposes, the present value of expected future benefit payments does not include benefits that have not yet accrued. The difference in methodologies used for determining the employer contributions and the measurement of the asset/liability recognised on the balance sheet mean that a liability may be recognised even where the employer has met all of the superannuation contribution obligations.

NOTE 30. COMMITMENTS

	CONSOLIDATED	
	2008 $m	2007 $m
Commitments are not recorded on the balance sheet but are disclosed here at face value.		
A. CAPITAL COMMITMENTS		
Software development		
Due within 1 year	**10**	11
Due within 1 to 2 years	**10**	11
Due within 2 to 5 years	**33**	36
Due after 5 years	**24**	26
	77	84
B. OPERATING LEASE COMMITMENTS		
Property		
Due within 1 year	**108**	88
Due within 1 to 2 years	**90**	92
Due within 2 to 5 years	**247**	205
Due after 5 years	**451**	435
Plant and equipment		
Due within 1 year	**33**	16
Due within 1 to 2 years	**22**	14
Due within 2 to 5 years	**28**	8
	979	858

Certain property, motor vehicles and computer equipment are leased under non cancellable operating leases. Most leases are subject to annual reviews with increases subject to a set percentage or based on either movements in consumer price indices or operating criteria. Where appropriate, a right of renewal has been incorporated into the lease agreements at which time all terms and conditions may be renegotiated. There are no options to purchase the relevant assets on expiry of the lease. The operating lease commitments for property are to an extent offset by the receipt of sub lease income of approximately $6 million per year from non cancellable sub leases.

C. SOFTWARE LICENCE AND RENTAL COMMITMENTS		
Due within 1 year	**34**	29
Due within 1 to 2 years	**18**	7
Due within 2 to 5 years	**19**	3
	71	39
D. OTHER COMMITMENTS		
Due within 1 year	**24**	5
Due within 1 to 2 years	**5**	6
Due within 2 to 5 years	**-**	6
	29	17

NOTE 31. CONTINGENCIES

The IAG Group is exposed to a range of contingencies with some specific to instruments or transactions while others relate more to operational risk faced in the normal course of business.

A. CONTINGENT LIABILITIES

Contingent liabilities are not recognised on the balance sheet but are disclosed here where the possibility of settlement is less than probable but more than remote. Provisions are not required with respect to these matters as it is not probable that a future sacrifice of economic benefits will be required or the amount is not reliably measurable. If settlement becomes probable, a provision is recognised. The best estimate of the settlement amount is used in measuring a contingent liability for disclosure. The measurement involves judgement.

In the normal course of business, transactions are entered into that may generate a range of contingent liabilities. These include:

- litigation arising out of insurance policies;
- Hastings, a wholly owned subsidiary of IAG, has received a claim for alleged breaches of its duties under an agency agreement. The claim is for loss and damage suffered of approximately £10 million. Hastings was acquired by the Consolidated entity on 29 September 2006. The claims against Hastings may, if proved, constitute a breach of warranty under the Share Purchase Agreement (SPA) relating to the Hastings acquisition, which if proved, would give rise to warranty claims against the previous owner;
- undertakings for maintenance of net worth and liquidity support to subsidiaries in the Consolidated entity. It is normal practice to provide wholly owned subsidiaries with support and assistance as may be appropriate with a view to enabling them to meet their obligations and to maintain their good standing. Such undertakings constitute a statement of present intent only and are not intended to give rise to any binding legal obligation;
- guarantees for performance obligations, including a guarantee in relation to a standby letter of credit issued in support of the Consolidated entity's participation in Lloyd's of London; and
- there is a potential assessment by the UK tax authority of outstanding tax payments relating to Hastings for tax years prior to the date when the company was acquired by the IAG Group. The amount of the assessment would not be significant to the IAG Group. The claim, if successful, would give rise to a claim under a tax indemnity provided by the previous owner.

It is not believed that there are any other potential material exposures to the Consolidated entity and there are no known events that would require it to satisfy the guarantees or take action under a support agreement.

B. RESET EXCHANGEABLE SECURITIES

In respect of the issue of RES by a wholly owned subsidiary, IAG Finance (New Zealand) Limited (IAGF NZ):

- IAGF NZ has granted to Permanent Trustee Company Limited (Trustee), the trustee of the RES, a fixed charge over its right, title and interest in the payments to it under the Portfolio Management Agreement and certain intragroup receivables. IAG Portfolio Limited, a wholly owned subsidiary of IAG, has granted to the Trustee a mortgage over IAG Portfolio Limited's portfolio of investments (Portfolio) and a floating charge over its rights, property and undertaking as security to the RES holders;
- IAL has put in place an interest rate floor with IAG Portfolio Limited in the event the bank bill rate applicable to the calculation of the interest rate payable on the RES falls below a specified rate. This will enable IAG Portfolio Limited to generate sufficient income to allow IAGF NZ to make part or full interest payments on the RES;
- in the event of an interest payment on the RES being unfranked, IAG must pay an amount into IAG Portfolio Limited to fund a gross up of the interest payment on the RES;
- IAG may exchange some or all of the RES for preference shares issued by IAG at any time. The dividend rate will be calculated in a similar manner to the interest rate on the RES. The exchange right is considered an embedded derivative within the RES and is recognised at fair value on balance sheet;
- IAGF NZ may, in relation to the RES, change their terms, redeem them for cash or convert them into ordinary shares issued by IAG on any reset date. The next reset date is 15 March 2010;
- IAGF NZ may, in relation to the RES, redeem them for cash or convert them into ordinary shares issued by IAG, if a tax event, regulatory event or acquisition event, as defined in the RES terms, occurs;
- RES holders may redeem the RES on any reset date or if a trigger event, as defined in the RES terms, occurs;
- IAG has an obligation to pay all costs, charges and expenses in managing the Portfolio including costs of the trustee and custodian; and
- IAG and other members of the IAG Group may be entitled to any surplus in the Portfolio from excess income from the Portfolio after the payment of aggregate interest payments on the RES or from excess net assets of the Portfolio after the payment of aggregate redemption amounts on the RES.

C. FIDUCIARY ACTIVITIES

The Consolidated entity's fiduciary activities consist of investment management and other fiduciary activities conducted as manager, custodian or trustee for a number of investments and trusts. The funds managed on behalf of third parties which are not included in the Consolidated entity's balance sheet had a fair value as at 30 June 2008 of $932 million (2007—$2,012 million). This does not include the investment by third parties in the IAG Asset Management Wholesale Trusts presented as minority interests in unitholders' funds on the balance sheet. The Consolidated entity is exposed to operational risk relating to managing these funds on behalf of third parties.

NOTE 32. RELATED PARTY DISCLOSURES

A. CONTROLLING ENTITIES

The ultimate parent entity in the Consolidated entity is IAG which is incorporated in Australia.

B. SUBSIDIARIES

The Consolidated entity consists of IAG and its subsidiaries (information in relation to ownership interests is provided in note 25). The IAG Group operated a shared services model throughout the year with the use of dedicated units (such as head office finance providing accounting and processing services to operational entities) and entities (such as dedicated entities that provide employee services, technology development services, and reinsurance services which provide services across the Group). All such intragroup transactions are charged to the relevant entities on normal commercial terms and conditions, a direct and actual cost recovery basis or time allocation basis. Certain entities are economically dependent on other entities in the IAG Group. There are also loans between entities in the Consolidated entity. Only the transactions between the Parent and the wholly owned subsidiaries are disclosed here because all other transactions that have occurred among entities within the Consolidated entity have been eliminated for consolidation purposes.

	2008 $m	PARENT 2007 $m
I. Transactions during the year		
Aggregate amounts included in the determination of profit/(loss) before income tax for the year that resulted from transactions with related parties within the wholly owned group were as follows:		
INCOME		
Dividend revenue	**716**	396
EXPENSES		
Interest expense	**-**	23
II. Balances outstanding at reporting date		
Aggregate amounts receivable from, and payable to, subsidiaries were as follows:		
RECEIVABLES		
Amounts receivable	**120**	155
Loans receivable	**671**	667
PAYABLES		
Amounts payable	**48**	109
Loans payable	**173**	211

These intragroup balances are considered highly liquid and of negligible credit risk and so the carrying amount is a reasonable approximation of the fair value of the balances except for the fixed rate loans for which the fair value currently exceeds the carrying value. The intragroup balances either bear a fixed or variable interest rate or bear no interest but are repayable on demand.

There are no amounts past due though some amounts outstanding represent part of the IAG Group's cash flow management operations which do not have fixed payment terms. Other than one loan denominated in British pound of $87 million at reporting date (2007—$150 million) all other balances are denominated in Australian dollar and so the Parent has limited exposure to currency risk from these balances.

Other notes

a. DIVIDENDS AND TAX ARRANGEMENTS

While the Parent does not transact directly with all subsidiaries, the Parent does however generally receive dividends from all subsidiaries even if indirectly through other subsidiaries. Details of the tax sharing and tax funding agreements are disclosed in note 1.M.II.

b. IAG & NRMA SUPERANNUATION PLAN

Two subsidiaries in the Consolidated entity, Insurance Manufacturers of Australia Pty Limited and Insurance Australia Group Services Pty Limited, have employees that are defined benefit members of the IAG & NRMA Superannuation Plan (refer note 29). While separate records are maintained for the liabilities relating to each member, there is effectively a sharing of the risks associated with the assets of the plan.

c. TRANSACTIONS WITH IAG ASSET MANAGEMENT WHOLESALE TRUSTS

IAG Asset Management Wholesale Trusts (some of which are disclosed as non wholly owned subsidiaries in note 25), were established to enable higher investment yields for smaller investment portfolios. All subsidiaries within the IAG Group can invest in the trusts in accordance with their investment mandates. All investments in these trusts are on normal commercial terms and conditions.

The IAG Plan, the net financial position of which is recognised on the balance sheet, has a significant holding in some of the IAG Asset Management Wholesale Trusts. All transactions between the IAG Plan and the trusts are on normal commercial terms and conditions.

d. OTHER

Both the amount of the transactions and the outstanding balances at reporting date relating to transactions between the Parent and other subsidiaries are not significant and no further information is disclosed.

C. KEY MANAGEMENT PERSONNEL

I. Details of compensation

KMP are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of that entity. It is important to note that the Company's non-executive directors are specifically required to be included as KMP in accordance with AASB 124 Related Party Disclosures. However, the non-executive directors do not consider that they are part of 'management'.

The aggregate compensation of the KMP is set out below:

	2008 $000	CONSOLIDATED 2007 $000
Short term employment benefits	**19,325**	15,108
Post employment benefits	**1,483**	1,266
Other long term benefits	**97**	169
Termination benefits	**3,739**	-
Share based payments	**4,018**	3,925
	28,662	20,468

The KMP receive no compensation specifically in relation to the management of the Company. The compensation disclosed in the table above represents the KMP's estimated compensation received from the IAG Group in relation to their involvement in the activities with the Consolidated entity.

II. Interest in securities

The tables below disclose the movements in total number of DARs, EPRs, PARs and PSRs on issue held by each of the KMP. The DARs, EPRs, PARs and PSRs were granted as payment for the share based remuneration in accordance with the remuneration policy. The non-executive directors, who are KMP, did not receive share based payments in the form of DARs, EPRs, PARs and PSRs.

a. MOVEMENTS IN TOTAL NUMBER OF DARs ON ISSUE

	DARs ON ISSUE 1 JULY NUMBER	DARs GRANTED DURING THE YEAR NUMBER	DARs EXERCISED DURING THE YEAR NUMBER	DARs LAPSED DURING THE YEAR NUMBER	DARs ON ISSUE 30 JUNE NUMBER	DARs VESTED AND EXERCISABLE 30 JUNE NUMBER
2008						
MJ Wilkins	–	–	–	–	–	–
JP Breheny	**35,250**	**47,900**	–	–	**83,150**	–
AM Coleman	**35,250**	**55,700**	–	–	**90,950**	–
NB Hawkins	**35,250**	**47,900**	–	–	**83,150**	–
JS Johnson	**35,250**	**57,100**	–	–	**92,350**	–
CF McLoughlin	**31,875**	**41,500**	–	–	**73,375**	–
LC Murphy	–	–	–	–	–	–
N Utley	**33,375**	**37,500**	–	–	**70,875**	–
J van der Schalk	**35,250**	**28,600**	–	–	**63,850**	–
G Venardos	**42,375**	**61,900**	–	–	**104,275**	–
DG West	–	–	–	–	–	–
Total	**283,875**	**378,100**	–	–	**661,975**	–
Executives who ceased as key management personnel						
MJ Hawker	**187,500**	**144,500**	–	**(259,750)**	**72,250**	–
DA Issa	**42,375**	**73,800**	–	**(14,760)**	**101,415**	–
SJ Mostyn	**31,875**	**45,400**	–	–	**77,275**	–
MJ Pirone	**42,375**	**61,500**	–	**(12,300)**	**91,575**	–
Total	**304,125**	**325,200**	–	**(286,810)**	**342,515**	–
2007						
MJ Hawker	–	187,500	–	–	187,500	–
JP Breheny	–	35,250	–	–	35,250	–
AM Coleman	–	35,250	–	–	35,250	–
NB Hawkins	–	35,250	–	–	35,250	–
DA Issa	–	42,375	–	–	42,375	–
JS Johnson	–	35,250	–	–	35,250	–
CF McLoughlin	–	31,875	–	–	31,875	–
SJ Mostyn	–	31,875	–	–	31,875	–
MJ Pirone	–	42,375	–	–	42,375	–
N Utley	–	33,375	–	–	33,375	–
J van der Schalk	–	35,250	–	–	35,250	–
G Venardos	–	42,375	–	–	42,375	–
Total	–	588,000	–	–	588,000	–

b. MOVEMENTS IN TOTAL NUMBER OF EPRs ON ISSUE

	EPRs ON ISSUE 1 JULY NUMBER	EPRs GRANTED DURING THE YEAR NUMBER	EPRs EXERCISED DURING THE YEAR NUMBER	EPRs LAPSED DURING THE YEAR NUMBER	EPRs ON ISSUE 30 JUNE NUMBER	EPRs VESTED AND EXERCISABLE 30 JUNE NUMBER
2008						
MJ Wilkins	–	**250,000**	–	–	**250,000**	–
JP Breheny	–	**98,500**	–	–	**98,500**	–
AM Coleman	–	**103,000**	–	–	**103,000**	–
NB Hawkins	–	**96,000**	–	–	**96,000**	–
JS Johnson	–	**99,500**	–	–	**99,500**	–
CF McLoughlin	–	**96,000**	–	–	**96,000**	–
LC Murphy	–	**35,000**	–	–	**35,000**	–
N Utley	–	**143,500**	–	–	**143,500**	–
J van der Schalk	–	**95,000**	–	–	**95,000**	–
G Venardos	–	**113,500**	–	–	**113,500**	–
DG West	–	**100,000**	–	–	**100,000**	–
Total	–	**1,230,000**	–	–	**1,230,000**	–
Executives who ceased as key management personnel						
MJ Hawker	–	**350,000**	–	**(350,000)**	–	–
DA Issa	–	**117,000**	–	–	**117,000**	–
SJ Mostyn	–	**28,500**	–	–	**28,500**	–
MJ Pirone	–	**103,000**	–	–	**103,000**	–
Total	–	**598,500**	–	**(350,000)**	**248,500**	–

c. MOVEMENTS IN NUMBER OF PARs ON ISSUE

	PARs ON ISSUE 1 JULY NUMBER	PARs GRANTED DURING THE YEAR NUMBER	PARs EXERCISED DURING THE YEAR NUMBER	PARs LAPSED DURING THE YEAR NUMBER	PARs ON ISSUE 30 JUNE NUMBER	PARs VESTED AND EXERCISABLE 30 JUNE NUMBER
2008						
MJ Wilkins	**–**	–	–	–	–	–
JP Breheny	**147,000**	–	–	–	**147,000**	–
AM Coleman	**341,019**	–	–	**(42,568)**	**298,451**	–
NB Hawkins	**215,456**	–	–	**(30,931)**	**184,525**	–
JS Johnson	**128,328**	–	–	**(4,693)**	**123,635**	–
CF McLoughlin	**122,500**	–	–	–	**122,500**	–
N Utley	**44,500**	–	–	–	**44,500**	–
J van der Schalk	**196,004**	–	–	**(17,879)**	**178,125**	**22,753**
G Venardos	**394,803**	–	–	**(52,444)**	**342,359**	–
DG West	–	–	–	–	–	–
Total	**1,589,610**	–	–	**(148,515)**	**1,441,095**	**22,753**
Executives who ceased as key management personnel						
MJ Hawker	**1,882,000**	–	–	**(1,482,000)**	**400,000**	–
DA Issa	**315,502**	–	–	**(37,460)**	**278,042**	–
SJ Mostyn	**291,299**	–	–	**(35,757)**	**255,542**	–
MJ Pirone	**338,706**	–	–	**(37,460)**	**301,246**	–
Total	**2,827,507**	–	–	**(1,592,677)**	**1,234,830**	–
2007						
MJ Hawker	1,632,000	250,000	–	–	1,882,000	–
JP Breheny	100,000	47,000	–	–	147,000	–
AM Coleman	294,019	47,000	–	–	341,019	–
NB Hawkins	168,456	47,000	–	–	215,456	–
DA Issa	259,002	56,500	–	–	315,502	–
JS Johnson	81,328	47,000	–	–	128,328	–
CF McLoughlin	80,000	42,500	–	–	122,500	–
SJ Mostyn	248,799	42,500	–	–	291,299	–
MJ Pirone	282,206	56,500	–	–	338,706	–
N Utley	–	44,500	–	–	44,500	–
J van der Schalk	149,004	47,000	–	–	196,004	22,753
G Venardos	338,303	56,500	–	–	394,803	–
Total	3,633,117	784,000	–	–	4,417,117	22,753

d. MOVEMENTS IN TOTAL NUMBER OF PSRs

The PSRs Plan was closed for issuing further PSRs from the financial year ended 30 June 2003.

During the year ended 30 June 2008, J van der Schalk, the only KMP that held PSRs, exercised all of the 40,000 vested PSRs (2007—no movements).

e. HOLDING OF ORDINARY SHARES

The relevant interest of each KMP and their related parties in ordinary shares of IAG:

	SHARES HELD AT 1 JULY NUMBER	SHARES ACQUIRED IN LIEU OF IAG BOARD FEE DURING THE YEAR NUMBER	SHARES RECEIVED ON EXERCISE OF PSRs NUMBER	SHARES RECEIVED ON SHARE ALLOCATION(i) NUMBER	NET MOVEMENT OF SHARES DUE TO OTHER CHANGES(ii) NUMBER	TOTAL SHARES HELD AT 30 JUNE NUMBER	SHARES HELD NOMINALLY AT 30 JUNE(iii) NUMBER
2008							
JA Strong	**294,927**	**50,643**	-	-	-	**345,570**	**332,995**
YA Allen	**12,769**	**6,752**	-	-	-	**19,521**	**19,521**
JF Astbury	**70,996**	**(1,137)**	-	-	-	*	*
PM Colebatch	**10,251**	**16,881**	-	-	-	**27,132**	**27,132**
GA Cousins	**180,775**	**(1,137)**	-	-	-	*	*
HA Fletcher	-	**30,386**	-	-	**20,740**	**51,126**	**51,126**
ND Hamilton	**122,327**	**30,386**	-	-	**390**	**153,103**	**147,203**
A Hynes	-	**6,752**	-	-	**11,000**	**17,752**	**17,752**
RA Ross	**177,308**	**16,881**	-	-	-	**194,189**	**91,386**
BM Schwartz	**17,781**	**10,128**	-	-	-	**27,909**	**27,663**
MJ Wilkins	-	-	-	-	**100,000**	**100,000**	**100,000**
JP Breheny	-	-	-	-	-	-	-
AM Coleman	**2,544**	-	-	**19,349**	**716**	**22,609**	**2,544**
NB Hawkins	**24,578**	-	-	**14,047**	-	**38,625**	-
JS Johnson	**7,315**	-	-	**2,133**	**2,500**	**11,948**	**3,843**
CF McLoughlin	**9,216**	-	-	-	**14,357**	**23,573**	**23,327**
LC Murphy	-	-	-	-	-	-	-
N Utley	-	-	-	-	**101,852**	**101,852**	**101,852**
J van der Schalk	-	-	**40,000**	**8,126**	-	**48,126**	-
G Venardos	**136,671**	-	-	**23,838**	**9,290**	**169,799**	**50,985**
DG West	-	-	-	-	-	-	-
Executives who ceased as key management personnel							
MJ Hawker	**1,438,122**	-	-	**60,000**	**202,000**	*	*
DA Issa	**47,675**	-	-	**17,027**	-	*	*
SJ Mostyn	**130,507**	-	-	**16,253**	-	*	*
MJ Pirone	**79,063**	-	-	**17,027**	-	*	*

* These non-executive directors or executives ceased as KMP during the financial year. Information on shares held is disclosed up to the date of their cessation.

(i) During the year, the board approved an ex gratia grant of shares to some of these KMP following a PwC review of IAG's executive remuneration arrangements in 2007.

(ii) Net movement of shares relates to acquisition and disposal transactions by the KMP and their related parties during the year. It includes any opening balances of shares, if any, held by KMP who commenced during the year.

(iii) Nominally held shares are included in the column headed total shares held at 30 June. Total shares are held by the KMPs' related parties, inclusive of domestic partner, dependants and entities controlled, jointly controlled or significantly influenced by the KMP.

There were no shares received on exercise of DARs or PARs by the KMP as no DARs or PARs vested during the year.

	SHARES HELD AT 1 JULY NUMBER	SHARES ACQUIRED IN LIEU OF IAG BOARD FEE DURING THE YEAR NUMBER	SHARES RECEIVED ON EXERCISE OF PSRs NUMBER	SHARES RECEIVED ON EXERCISE OF PARs NUMBER	NET MOVEMENT OF SHARES DUE TO OTHER CHANGES(ii) NUMBER	TOTAL SHARES HELD AT 30 JUNE NUMBER	SHARES HELD NOMINALLY AT 30 JUNE(i) NUMBER
2007							
JA Strong	259,465	34,232	–	–	1,230	294,927	282,352
YA Allen	7,959	4,564	–	–	246	12,769	12,523
JF Astbury	65,694	4,564	–	–	738	70,996	60,421
PM Colebatch	–	10,251	–	–	–	10,251	10,251
GA Cousins	176,211	4,564	–	–	–	180,775	30,775
ND Hamilton	101,268	20,539	–	–	520	122,327	116,817
RA Ross	165,406	11,410	–	–	492	177,308	74,505
BM Schwartz	10,689	6,846	–	–	246	17,781	17,535
MJ Hawker	1,378,059	–	–	–	60,063	1,438,122	59,817
JP Breheny	–	–	–	–	–	–	–
AM Coleman	62,052	–	–	–	(59,508)	2,544	2,544
NB Hawkins	24,332	–	–	–	246	24,578	–
DA Issa	47,675	–	–	–	–	47,675	–
JS Johnson	5,972	–	–	–	1,343	7,315	1,343
CF McLoughlin	–	–	–	–	9,216	9,216	8,970
SJ Mostyn	130,261	–	–	–	246	130,507	–
MJ Pirone	79,063	–	–	–	–	79,063	11,432
N Utley	–	–	–	–	–	–	–
J van der Schalk	–	–	–	–	–	–	–
G Venardos	110,780	–	–	–	25,891	136,671	48,795

(i) Nominally held shares are included in the column headed total shares held at 30 June. Total shares are held by the KMPs' related parties, inclusive of domestic partner, dependants and entities controlled, jointly controlled or significantly influenced by the KMP.
(ii) Net movement of shares relates to acquisition and disposal transactions by the KMP and their related parties during the year. It includes any opening balances of shares held by KMP who were appointed during the year.

f. HOLDING OF RESET PREFERENCE SHARES
No KMP had any interest in RPS at any time during the financial year (2007—nil).

g. HOLDING OF RESET EXCHANGEABLE SECURITIES
Other than MJ Hawker who held 1,000 RES nominally at the beginning and the end of the financial year, there were no KMP who held a relevant interest in RES of IAG Finance (New Zealand) Limited (2007—no movements).

III. Other related party transactions with key management personnel
N Utley was a shareholder of the Equity Insurance Group at the time it was acquired by the IAG Group. As part of that acquisition, N Utley received consideration for the sale of his shares. The consideration was paid in the form of unsecured notes with face value of £15 million (comprising three tranches that bear different terms and conditions) and 1.2 million DARs with a grant date fair value of $5.73 per right. The DARs issued as part of the consideration for the sale of shares, are not included as part of his share based remuneration. £12 million of the outstanding unsecured notes as at 30 June 2007 was settled during the year ended 30 June 2008 (2007—no payment made). Further, £3 million of the outstanding unsecured loan notes were redeemed during the year into a trust account, to be held until their due dates for payment under the terms and conditions. As at 30 June 2008, no unsecured notes remain outstanding (2007—£15 million).

N Utley is a non-executive director of, and has a 25.77% ownership interest in, Destiny Legal Services Limited (DLSL) and Destiny Business Services Limited (DBSL). N Utley received £50,000 (2007—£60,000) for his service as a non-executive director and has not received any income (2007—no income) from his ownership interest in DLSL and DBSL. DLSL and DBSL derive fees for legal services performed for the Equity Insurance Group and Hastings. The services provided relate to uninsured loss recovery legal cases and personal injury litigation. The Equity Insurance Group has advances outstanding at 30 June 2008 to DLSL and DBSL of £0.5 million (2007—£0.5 million) which are not interest bearing. The share of fees earned by the Equity Insurance Group and Hastings are more than £1.57 million (2007—£1.1 million). All transactions are conducted on normal commercial terms and conditions.

D. OTHER RELATED PARTIES
Contributions are made to various superannuation plans, both defined contribution and defined benefit plans. Information regarding transactions with the plans is provided in note 29.

NOTE 33. FINANCIAL RISK MANAGEMENT

THE PARENT

The Parent is a non operating holding company and so has limited direct exposure to financial risks. The board of the Parent sets the risk management policies for the IAG Group.

The financial assets and liabilities of the Parent are limited to amounts receivable from/payable to related bodies corporate, loans to/from related bodies corporate, and interest bearing liabilities. The Parent does not use derivative instruments but is party to an embedded derivative in relation to RES outlined in note 31.B.

For information regarding the significant risk exposures on these financial instruments as at reporting date refer to:

- note 16 receivables;
- note 21 interest bearing liabilities; and
- note 32 related party disclosures.

THE CONSOLIDATED ENTITY

The Consolidated entity is exposed to a variety of financial risks in the normal course of business; market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk. The board and senior management of the IAG Group have developed, implemented and maintain RMS which is discussed in more detail in note 10.

That part of the IAG Group's RMS concerning financial risk focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance. Key aspects of the processes established in the RMS to mitigate financial risks include:

- having an Asset and Liability Committee (ALCo) comprised of key executives with relevant oversight responsibilities that meets on a regular basis;
- monthly stress testing is undertaken to determine the impact of adverse market movements and the impact of any derivative positions; and
- maintenance of an approved counterparty credit risk policy which is reviewed at least annually.

The IAG Group's risk management policies include the use of derivatives for both investment operations and corporate treasury operations. The RMS sets out the permissible use of derivatives in relation to investment strategies, the parameters within which the derivatives may be used, and the control environment within which they are used.

A. MARKET RISK

Market risk is the risk of adverse financial impact due to changes in fair values or future cash flows of financial instruments from fluctuations in foreign currency exchange rates, interest rates, and equity prices. Market risk arises in business units due to fluctuations in both the value of liabilities and the value of investments held. At IAG Group level, it also arises in relation to the overall portfolio of international businesses and in the value of investment assets owned directly by the shareholders. For each of the major components of market risk, described below in more detail, the IAG Group has in place policies and procedures to set out how each risk should be managed and monitored.

I. Currency risk

a. NATURE OF THE RISK AND HOW MANAGED

Currency risk is the risk of loss arising from an unfavourable movement in market exchange rates. The Consolidated entity operates internationally and so is exposed to currency risk from various activities conducted in the normal course of business.

The key currency risk exposures relate to the following:

- the investment of shareholders' funds in assets denominated in currencies different to the functional currency of the investing subsidiary being primarily Australian dollar, US dollar and British pound. Where a subsidiary that has a functional currency other than Australian dollar holds investments and cash in that functional currency the impact to the Consolidated entity from exchange rate movements is through the translation of the net investment in the foreign operation (refer below). Note that assets held to back insurance liabilities are held in the same currency as the related insurance liabilities eliminating any net foreign exchange exposure;
- foreign currency denominated borrowings of a capital nature however note that some of these are designated as hedging instruments; and
- net investment in foreign operations (note that this investment is technically not a financial instrument for accounting purposes but is included here because movements in exchange rates have a financial impact on this process and because the outcome is hedged with derivatives which are financial instruments) through the translation of the financial position and performance of foreign operations that have a functional currency other than the Australian dollar with the key currencies being NZ dollar, British pound and Thai Baht.

Foreign currency is a centrally managed risk, with hedging coordinated at the corporate office. The IAG Group's policy is to actively manage, where possible, both its operational foreign currency exposures at a controlled entity level and its exposures arising on the translation of net investments in foreign operations at a consolidated entity level. The IAG Group manages the foreign currency exposures at the controlled entity level by matching foreign currency positions on local balance sheets within prescribed limits. Residual foreign currency exposures arising at a consolidated entity level on translation of net investments in foreign operations are hedged to between 75%–100% of the value on an after tax basis through the use of derivatives and the designation of certain foreign currency borrowings as hedging instruments.

b. CURRENCY RISK EXPOSURE

For information regarding the significant currency risk exposures on financial instruments at reporting date refer to:

- note 7 segment reporting—each of the segments conducts business predominantly in the local currency and so the segment reporting note provides information regarding the relevant portions of the financial position and performance that are denominated in various currencies;
- note 15 investments;
- note 21 interest bearing liabilities; and
- note 33.D financial risk management, net investment hedges.

The financial impact from exposure to currency risk is reflected in the financial report through two mechanisms:

- translation of foreign currency transactions—these financial impacts relating primarily to investments and interest bearing liabilities are recognised directly in profit (except that some of the interest bearing liabilities are hedged); and
- translation of the financial results of foreign operations—these financial impacts are recognised directly in equity in the foreign currency translation reserve and so have no impact on profit.

c. USE OF DERIVATIVES

Derivatives are used to manage currency risk.

The currency risk arising from the translation of net investments in foreign operations to Australian dollars is managed using a combination of foreign currency borrowings designated as hedging instruments and derivative instruments being forward foreign exchange contracts and cross currency swaps designated as hedging instruments.

The currency risk arising from certain other financial instruments is managed using forward foreign exchange contracts.

For information regarding the notional contract amounts associated with these derivative financial instruments together with a maturity profile and reporting date fair values refer to section D.

d. SENSITIVITY
The sensitivity analyses provided in this note demonstrates the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. The sensitivities do not include dependencies among the currencies, but rather show isolated exchange rate movements. It should also be noted that these sensitivities are not necessarily linear, and larger or smaller impacts should not be interpolated or extrapolated from these results. The sensitivity analyses do not take into consideration that the assets and liabilities are actively managed and so assume no action by management in response to movements in the factor. Additionally, the financial position may vary at the time that any actual market movement occurs.

The impact on the measurement of various financial instruments held at reporting date of an instantaneous 10% depreciation of the Australian dollar at reporting date compared with selected currencies, on the profit before tax and equity, net of related derivatives, is provided in the table below. An appreciation of the Australian dollar would have the opposite impact.

		CONSOLIDATED
	2008 $m	2007 $m
	Impact to profit	Impact to profit
Shareholders' funds including related derivatives		
Australian dollar	**13**	17
United States dollar	**5**	12
British pound	**6**	4
	24	33
	Impact to equity	Impact to equity
Net investments in foreign operations and related hedge arrangements		
New Zealand dollar	**3**	11
British pound	**11**	31
Thai Baht	**1**	2
Other currencies where considered significant	**1**	1
	16	45

The sensitivity to currency fluctuations is mitigated by the extensive currency hedging measures.

The IAG Group has interest bearing liabilities denominated in a range of currencies but has limited sensitivity to currency risk from these liabilities because the instruments are either denominated in Australian dollar and issued by an entity with Australian dollar as the functional currency, denominated in US dollar and fully hedged with derivatives, or denominated in another currency and forming part of a net investment hedge of a foreign operation. The Parent's profit for the year would have been impacted by $52 million (2007—$59 million) from a 10% depreciation at reporting date of the Australian dollar to British pound exchange rate from its holding of British pound denominated interest bearing liabilities.

II. Interest rate risk

a. NATURE OF THE RISK AND HOW MANAGED
Interest rate risk is the risk of loss arising from an unfavourable movement in market interest rates. Fixed interest rate assets and liabilities create exposure to fair value interest rate risk which is a market risk. Financial assets and liabilities with floating interest rates create exposure to cash flow interest rate risk.

Interest rate risk arises primarily from investments in money market securities. Interest bearing liabilities are exposed to interest rate risk but as they are measured at amortised cost and are not traded they therefore do not expose the IAG Group to fair value interest rate risk. In addition, the majority of these interest bearing liabilities bear fixed interest rates (subject to some reset conditions) and so expose the Group to limited cash flow interest rate risk.

Interest rate risk is monitored and managed by the Group ALCo. Exposure to interest rate risk is monitored through several measures that include Value At Risk analysis, position limits, scenario testing, stress testing, and asset and liability matching using measures such as duration.

The assets held to back insurance liabilities are invested principally in fixed interest securities matched to the expected settlement durations of the outstanding claims payments. This minimises the interest rate risk arising directly from underwriting insurance contracts as the movement in investment income on assets backing insurance liabilities offsets the impact of movements in discount rates on the outstanding claims liabilities.

b. INTEREST RATE RISK EXPOSURE
For information regarding the significant interest rate risk exposures on financial instruments as at reporting date refer to:

- note 15 investments;
- note 21 interest bearing liabilities;
- note 23 notes to the cash flow statements; and
- note 32 related party disclosures.

c. USE OF DERIVATIVES
Derivatives are used to manage interest rate risk. The interest rate risk arising from money market securities is managed using interest rate swaps and futures. For information regarding the notional contract amounts associated with these derivative financial instruments together with a maturity profile and reporting date fair values refer to section D.

d. SENSITIVITY
When considering the sensitivity analysis below, note should be taken of the limiting conditions provided as the introduction to the sensitivity section for currency risk provided above.

The investments in money market securities are recognised on balance sheet at fair value. Movements in market interest rates impact the price of the securities (and hence their fair value measurement) and so would impact profit. The impact from the measurement of the money market securities held at reporting date of a change in interest rates at reporting date by +1% or –1% (eg a move from 4% to 5% or 3%) on profit before tax, net of related derivatives, is shown in the table below.

		CONSOLIDATED	
		2008 **$m** **Impact to profit**	2007 $m Impact to profit
Investment—money market securities and related interest rate derivatives	+1%	**(169)**	(200)
	–1%	**169**	200

All investments are measured at fair value through profit and so there would be no direct impact to equity from those movements. The majority of the money market securities are expected to be held to maturity and so movements in the fair value are expected to reverse upon maturity of the instruments. While movements in interest rates impact the fair value measurement of the securities there is no impact to the contractual cash flows of the securities.

The interest bearing liabilities are recognised on balance sheet at amortised cost. Hence the reporting date measurement of the liabilities is not sensitive to movements in interest rates and so a change in interest rates as at reporting date would have had no impact on either profit or equity from the measurement of interest bearing liabilities for the current financial year. The interest rate risk would be more relevant for the valuation of these instruments upon a reset date when the terms of the liabilities, including the interest rate, may need to be reset to market rates or upon maturity when the instrument may need to be replaced. Movements in interest rates would have an impact on the future payment of interest payments on those liabilities bearing a variable interest rate (refer note 21).

The reporting date measurement of the cash and cash equivalents is not sensitive to movements in interest rates and so a change in interest rates as at reporting date would have had no impact on either profit or equity from the measurement of cash and cash equivalents for the current financial year.

The other financial assets and liabilities of the Parent being amounts receivable from/payable to related bodies corporate, and loans to/from related bodies corporate, would be impacted by movements in interest rates at reporting date in the same manner as provided above for interest bearing liabilities.

III. Other price risk

a. NATURE OF THE RISK AND HOW MANAGED
Price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded on the market. The only other price risk to which the IAG Group has significant exposure is equity price risk.

The IAG Group is exposed to equity price risk from its investment in equities and trust securities.

Equity price risk is monitored and managed by the Group ALCo. Exposure to equity price risk is monitored through several measures that include Value At Risk analysis, position limits, scenario testing, and stress testing. The exposure is actively managed against a broad equity market index utilising the experience of a small number of external fund managers.

b. REPORTING DATE INFORMATION
For information regarding the significant equity price risk exposures on financial instruments as at reporting date refer to:

- note 15 investments; and
- note 33.D financial risk management, use of derivatives.

c. USE OF DERIVATIVES
Derivatives are used to manage equity price risk. The equity price risk arising from investing in equity securities is managed using share price index futures and options. For information regarding the notional contract amounts associated with these derivative financial instruments together with a maturity profile and reporting date fair values refer to section D.

d. SENSITIVITY
When considering the sensitivity analysis below, note should be taken of the limiting conditions provided as the introduction to the sensitivity section for currency risk provided above.

The impact from the measurement of the investments held at reporting date of a change in equity and trust market values at reporting date by +10% or –10% on profit before tax, net of related derivatives, is shown in the table below.

		CONSOLIDATED	
		2008 **$m**	2007 $m
Investments—equity and trust securities and related equity derivatives	+10%	**140**	248
	–10%	**(140)**	(248)

All equity investments are measured at fair value through profit and so there would be no direct impact to equity from those movements.

B. CREDIT RISK

I. Nature of the risk and how managed

Credit risk is the risk of loss from a counterparty failing to meet their financial obligations. The Consolidated entity's credit risk arises predominantly from investment activities, reinsurance activities (refer note 12), and dealings with intermediaries (refer note 10.E). The Consolidated entity's credit quality management roles, principles and processes are detailed in the IAG Group Credit Risk Management Policy document which is approved by the IAG board and complies with APRA's requirements for credit risk management by a general insurer. The policy outlines the framework and procedures in place to ensure an adequate and appropriate level of monitoring and management of credit quality throughout the IAG Group. The IAG Group treasury function is responsible for ensuring that the policies governing the management of credit quality risk are properly implemented. The IAG Group's credit risk appetite relies heavily on credit rating agency research and is heavily weighted towards counterparties of high quality investment grade. All new, changed and continuing credit risk exposures must be approved in accordance with the IAG Group's approval authority framework.

The IAG Group is exposed to credit risk from investments in third parties where the IAG Group holds debt and similar securities issued by those companies. The credit risk relating to investments is monitored and assessed, and maximum exposures are limited. The investments comprising assets held to back insurance liabilities are restricted to investment grade securities.

The IAG Group risk management framework also includes the market related aspect of credit risk. This is the risk of a fall in the value of fixed interest securities from changes in the perceived worthiness of the issuer and is manifested through changes in the credit spreads of the fixed interest securities.

Concentrations of credit risk exist if a number of counterparties have similar economic characteristics. At the reporting date, there were no material concentrations of credit risk as the Consolidated entity transacts with a large number of counterparties in various geographical regions without any individual debtor having a material outstanding balance.

II. Reporting date information

For information regarding the significant credit exposures on financial instruments as at reporting date refer to:

- note 15 investments; and
- note 16 receivables.

III. Use of derivatives

Derivatives are not used to manage credit risk but instead they themselves expose the IAG Group to credit risk. A distinction is made between over the counter derivatives and standardised derivative contracts traded on an exchange. As the exchange traded derivatives are typically settled on a daily basis with the clearing house of the respective exchange, credit risk associated with these contracts is negligible. Over the counter contracts on the other hand harbour a theoretical risk in the amount of the replacement costs. As the primary purpose for using derivatives is hedging, any over the counter derivatives used have been transacted with investment grade quality financial institutions only. The IAG Group's credit policy and procedures ensure that exposures to counterparty risks are monitored constantly to operate within the risk limits approved by the IAG board.

C. LIQUIDITY RISK

I. Nature of the risk and how managed

Liquidity risk is concerned with the risk of there being insufficient cash resources to meet payment obligations without affecting the daily operations or the financial condition of the Consolidated entity. Liquidity facilitates the ability to meet expected and unexpected requirements for cash. The liquidity position is derived from operating cash flows, investment portfolios and access to outside sources of liquidity such as bank lines of credit, established debt funding programs, reinsurance arrangements and other sources. The balance sheet is prepared using the liquidity format in which the assets and liabilities are presented broadly in order of liquidity. The liquidity management roles, principles and processes are detailed in the IAG Group Liquidity Risk Management Policy document which is approved by the IAG board and complies with APRA's requirements for liquidity risk management by a general insurer. The policy outlines the framework and procedures in place to ensure an adequate and appropriate level of monitoring and management of liquidity.

Sound liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The nature of insurance activities means that the timing and amount of cash flows are uncertain. The liquidity risk management policy is concerned with ensuring the ongoing ability to meet the payment obligations to policyholders and other creditors across a wide range of operating conditions without suffering any significant additional cost. These processes are principally in the control of the IAG Group treasury function.

Management of liquidity risk includes asset and liability management strategies. The assets held to back insurance liabilities consist predominantly of government securities (the most liquid of securities) and other very high quality securities which can generally be readily sold or exchanged for cash. The assets are managed so as to effectively match the maturity profile of the assets with the expected pattern of claims payments. The debt securities are restricted to investment grade securities with concentrations of investments managed by various criteria including issuer, industry, geography and credit rating. The proportion, by market value, of the technical reserves fund invested in high quality liquid assets for each group insurer must exceed 35% of the fund balance. There is a transition period for newly acquired businesses to comply with these policies.

A significant source of liquidity risk for the IAG Group relates to the interest bearing liabilities. The management of this risk includes the issuance of a range of borrowings denominated in different currencies with different maturities.

Information regarding access to unutilised credit facilities is available in note 21.J.

The RES (refer note 1.HH) are a part of the liquidity management of the Consolidated entity. The ability to access external sources of liquidity from domestic and international capital market raisings is assisted by the strong financial strength rating of the IAG Group.

II. Reporting date information

For information regarding the significant liquidity risk exposures as at reporting date refer to:

- note 11.F claims, maturity analysis; and
- note 21.D interest bearing liabilities, maturity analysis.

D. USE OF DERIVATIVES

Derivatives are used across the IAG Group to manage various risks. Derivatives are used solely to manage risk exposures and are not used for trading or speculation. Given the complexity and heightened risk typically associated with the use of derivatives we provide information here summarising the use of derivatives.

A distinction is made between over the counter derivatives which are individually negotiated between the contracting parties and standardised derivative contracts traded on an exchange. Over the counter derivatives theoretically bear higher risk. As the primary purpose for using derivatives is hedging, any over the counter derivatives used have been transacted with investment grade quality financial institutions only.

I. Derivatives for which hedge accounting is applied

a. CASH FLOW HEDGES

At reporting date, cash flow hedge accounting was applied in relation to only a single economic hedge relating to the currency and interest rate risk on the US subordinated term notes (refer note 21.C.II).

b. NET INVESTMENT HEDGES

To manage the IAG Group's exposure to currency risk from investing in foreign operations, the following arrangements were designated as net investment hedges for which hedge accounting is applied:

i. New Zealand

AUD/NZD forward foreign exchange contracts are used to hedge between 75%–100% of the net investment in the NZ operation.

ii. United Kingdom

AUD/GBP forward foreign exchange contracts, cross currency swaps, the GBP subordinated term notes, a portion of the Euro and USD floating rate notes and an intragroup loan are used to hedge between 75%–100% of the net investment in the UK operation.

iii. Thailand

AUD/THB forward foreign exchange contracts and an intragroup loan are used to hedge between 75%–100% of the net investment in the Thailand operation.

iv. Malaysia

AUD/MYR forward foreign exchange contracts are used to hedge between 75%–100% of the net investment in the Malaysia based associate.

Each of these hedging relationships have been broadly effective throughout the current period or since inception with the small amount of ineffectiveness recognised in the income statement.

c. FAIR VALUE HEDGES

There was no fair value hedge activity during the year (2007—none).

d. REPORTING DATE POSITIONS

The notional contract amounts associated with derivative financial instruments which form arrangements for which hedge accounting is applied together with maturity profile for the current reporting period and reporting date fair value is provided below.

						2008			2007
			Maturity profile	**Notional contract amount**	**Fair value asset**	**Fair value liability**	Notional contract amount	Fair value asset	Fair value liability
	Within 1 year $m	**1 to 5 years $m**	**Over 5 years $m**	**$m**	**$m**	**$m**	$m	$m	$m
Cash flow hedges									
AUD/USD cross currency swaps	**–**	**250**	**–**	**250**	**–**	**(162)**	283	–	(135)
Interest rate swaps	**–**	**350**	**–**	**350**	**14**	**–**	400	10	–
Net investment hedges									
AUD/THB forward foreign exchange contracts	**131**	**–**	**–**	**131**	**12**	**–**	102	–	–
AUD/NZD forward foreign exchange contracts	**249**	**–**	**–**	**249**	**13**	**–**	146	–	(2)
AUD/GBP forward foreign exchange contracts	**490**	**–**	**–**	**490**	**13**	**–**	584	27	(4)
AUD/GBP cross currency swaps	**433**	**128**	**–**	**561**	**99**	**–**	740	17	1
AUD/MYR forward foreign exchange contracts	**95**	**–**	**–**	**95**	**6**	**–**	82	3	–

II. Derivatives for which hedge accounting is not applied (derivatives held for economic hedging purposes only)
While a variety of derivatives are used to hedge specific risks on various financial instruments, the majority of these derivatives are not designated as part of a hedge for which hedge accounting is applied. These derivatives are measured at fair value with movements in fair value being recognised in the income statement.

In addition to the derivatives described above, certain contracts entered into include embedded derivative features. Such embedded derivatives are assessed at inception of the contract and, depending on their characteristics, are accounted for as separate derivative financial instruments.

REPORTING DATE POSITIONS
The notional contract amounts associated with derivative financial instruments for which hedge accounting is not applied together with maturity profile for the current reporting period and reporting date fair value is provided below.

						2008			2007
			Maturity profile	Notional contract amount	Fair value asset	Fair value liability	Notional contract amount	Fair value asset	Fair value liability
	Within 1 year $m	1 to 5 years $m	Over 5 years $m	$m	$m	$m	$m	$m	$m
Presented in investments (investment related derivatives)									
FOREIGN EXCHANGE CONTRACTS									
Over the counter:									
Forward foreign exchange contracts	–	3	–	3	20	(17)	608	–	–
Exchange traded:									
Forward foreign exchange contracts	–	–	–	–	9	(9)	–	6	(7)
INTEREST RATE CONTRACTS									
Over the counter:									
Interest rate swap contracts	–	–	–	–	–	–	361	–	–
Exchange traded:									
Interest rate swap contracts	–	–	–	–	–	–	158	15	(16)
Futures	1,144	328	150	1,622	8	(4)	4,162	3	–
EQUITY/INDEX CONTRACTS									
Over the counter:									
Share price index futures	(94)	–	–	(94)	–	(4)	(96)	–	–
Options—purchased	2	–	–	2	2	–	4	1	–
Options—written	2	–	–	2	–	–	(2)	–	–
Presented in trade and other receivables/payables (treasury related derivatives)									
AUD/NZD forward foreign exchange contracts	86	–	–	86	3	–	154	–	(3)
AUD/USD forward foreign exchange contracts	17	31	–	48	–	(5)	31	–	(3)
AUD/GBP forward foreign exchange contracts	126	–	–	126	–	(1)	152	1	–
Interest rate swaps	359	359	–	718	–	–	–	–	–
Cross currency swaps	–	20	–	20	–	(3)	–	–	–
Embedded derivative									
RES exchange right*	–	–	–	–	69	–	–	–	–

* The RES exchange right is an asset of the Parent.

III. Fair value information
The notional contract amounts associated with derivative financial instruments are not recorded as assets or liabilities on the balance sheet as they do not represent the fair value of these transactions.

The following techniques are used to determine the fair value of various derivative instruments:

- interest rate swap contracts—the fair value is the estimated amount that the IAG Group would receive or pay to terminate the swap at balance date taking into account current interest rates; and
- forward foreign exchange contracts—the fair value is calculated by reference to current forward exchange contracts for contracts with similar maturity profile as at reporting date.

EMBEDDED DERIVATIVE
- The fair value of the RES exchange right has been determined as the difference between the fair value of the RES instrument as a whole identified by reference to the ASX listed offer price at reporting date and the estimated fair value of an instrument with comparable terms to those of the RES instrument but without an exchange right.

NOTE 34. CAPITAL MANAGEMENT

A. CAPITAL MANAGEMENT STRATEGY

The capital management strategy plays a central role in managing risk to create shareholder value whilst meeting the crucial and equally important objective of providing an appropriate level of capital to protect policyholders' and lenders' interests and satisfy regulators. Capital finances growth, capital expenditure and business plans and also provides support in the face of adverse outcomes from insurance and other activities and investment performance.

The IAG Group actively manages its capital on two key parameters:

- an estimated risk of ruin of no more than one in 750 years; and
- maintaining a minimum Probability of Adequacy of at least 90% on outstanding claims.

The amount of capital required to meet these parameters varies according to the business and asset mix and is estimated using dynamic financial analysis modelling. For ease of communication, internally and externally, the IAG Group has translated the outcome into a multiple of the MCR set by applying the APRA methodology for measuring Australian licensed insurer capital as if the rules applied to the IAG Group. On this basis, the IAG Group has been using a benchmark MCR multiple of 1.55 times for the past three years.

From 1 July 2008, the IAG Group has revised its benchmark of 1.55 times down to 1.50 times to reflect the increase in regulatory capital charges that APRA has implemented in relation to various asset classes. These changes have no effect on the amount of capital the IAG Group believes it requires to hold to meet its risk appetite. The reduction in the benchmark reflects the higher MCR now sought by APRA from the general insurance industry.

Internal policies are in place to ensure significant deviations from this benchmark will result in the Group's board considering how any shortfall should be made good or any surplus utilised.

I. Regulatory capital

All insurers within the IAG Group that carry on insurance business in Australia are registered with APRA and are subject to prudential standards which set out the basis for calculating the MCR which is a minimum level of capital that the regulator deems must be held to meet policyholder obligations. An insurer's capital base is expected to be adequate for the size, business mix, complexity and risk profile of its business and so the MCR utilises a risk based approach to capital adequacy. IAG uses the standardised framework for calculating the MCR detailed in the relevant prudential standard and referred to as the prescribed method which is determined to be the sum of the capital charges for insurance, investment, investment concentration and catastrophe concentration risk. It is IAG Group policy to ensure that each of the licensed insurers maintains an adequate capital position from an entity perspective. The IAG Group voluntarily applies the MCR prudential standards to the IAG Group as a whole, as if the Consolidated entity was an APRA regulated entity (refer section D).

It is IAG Group policy to hold regulatory capital levels in excess of the MCR as required by APRA. The current target capital multiple for the Consolidated entity is 1.50 times (2007—1.55 times) the MCR which is a derivation of the required capital to meet the one in 750 year risk of absolute ruin needed to maintain the target credit rating (refer below). The policy also requires management to not take any action that would further reduce the capital multiple if an identified minimum capital multiple is reached, currently set as 1.35 times MCR for the Consolidated entity. APRA also imposes some restrictions on the composition of capital eligible to meet the MCR.

The IAG Group sets an ongoing capital target sufficient to maintain a probability no larger than 10% per annum of the IAG Group's available Group capital being lower than 1.2 times Australian MCR. This is also factored into the derivation of the 1.50 times MCR target.

Capital calculations for regulatory purposes are based on the premium liabilities model which is different to the deferral and matching model which underpins the measurement of assets and liabilities in the financial statements. The premium liabilities model assesses future claims payments arising from future events insured under existing policies. This differs to the measurement of the outstanding claims liability on the balance sheet which considers claims relating to events that occur only up to and including the reporting date.

II. Economic capital

In conjunction with the considerations set out above, which are important to the functioning of the business, consideration is given to the operational capital needs of the business. Targeting a capital multiple above the minimum regulatory requirement aims to ensure the ongoing strength and security of the IAG Group whilst suitably protecting policyholders and lenders.

An important influence on the capital levels is the payment of dividends. The Consolidated entity aims to maintain cash earnings payouts within a ratio range approved by the IAG board. In view of the Group's recent performance, the final dividend has been reduced to 9 cents per share (2007—final dividend paid on 8 October 2007 was 16 cents per share).

The capital objectives are achieved through dynamic management of the balance sheet and capital mix, the use of a risk based capital adequacy framework for capital needs that relies on explicit quantification of uncertainty or risk, and the use of modelling techniques such as dynamic financial analysis which provide valuable input to the capital management process and provide the capacity to quantify and understand this risk/return trade off. The influence on capital needs of product mix, the reinsurance program, catastrophe exposure, investment strategy, profit margins and capital structure are all assessed through the dynamic financial analysis modelling.

B. CREDIT RATING

During the current financial year, S&P lowered the counterparty credit rating of IAG to A+ from AA and the counter party credit ratings and financial strength ratings of IAG's key wholly owned insurers to AA– from AA. The outlook is stable.

Key wholly owned insurers within the IAG Group had the following ratings published by S&P at 30 June 2008:

ENTITY	ISSUER CREDIT RATING	FINANCIAL STRENGTH RATING
Parent		
Insurance Australia Group Limited	**A+/Stable**	**n/a**
Licensed insurers		
Insurance Australia Limited	**AA–/Stable**	**AA–/Stable**
IAG New Zealand Limited	**AA–/Stable**	**AA–/Stable**
CGU Insurance Limited	**AA–/Stable**	**AA–/Stable**
Swann Insurance (Aust) Pty Ltd	**AA–/Stable**	**AA–/Stable**
IAG Re Labuan (L) Berhad	**n/a**	**A+/Stable**
IAG Re Australia Limited (formerly NZI Insurance Australia Limited)	**AA–/Stable**	**AA–/Stable**

C. CAPITAL COMPOSITION

The IAG Group's capital comprises ordinary shares and interest bearing liabilities. The balance sheet capital mix at reporting date was:

		CONSOLIDATED	
	Target %	**2008 %**	2007 %
Ordinary equity	**68**	**75**	70
Interest bearing liabilities—hybrid securities*	**12**	**6**	8
Interest bearing liabilities—debt	**20**	**19**	22
	100	**100**	100

* Currently the only hybrid security on issue by the IAG Group is the RPS which have characteristics of both debt and equity.

The change in the balance sheet capital mix to reporting date has been primarily driven by the issuance of ordinary equity to fund dividends, the repayment of $200 million of AUD RPS, the repayment of $300 million of AUD subordinated term notes, the repayment of GBP unsecured notes and issuance of NZ$100 million of NZD subordinated term notes.

The capital disclosed above does not include the $550 million of contingent capital made available through the RES (refer note 1.HH).

D. REGULATORY CAPITAL COMPLIANCE

The insurers within the Consolidated entity have at all times during the current and prior financial year complied with the externally imposed capital requirements to which they are subject. The MCR calculation for the Consolidated entity provided below is based on applying in principle the APRA standards for individual entities to the consolidated position, pending the publication by APRA of a comprehensive standard to determine prudential capital at a consolidated level (such a standard is currently undergoing a consultation process). A similar basis is used for both the Australian and international insurance businesses.

	CONSOLIDATED	
	2008 $m	2007 $m
Statutory capital		
TIER 1 CAPITAL		
Fundamental tier 1 capital		
Ordinary shares	**4,740**	4,361
Reserves	**(7)**	(4)
Retained earnings/(accumulated losses)	**(458)**	372
Excess technical provisions (net of tax)(i)	**359**	431
Innovative residual tier 1 capital		
Reset preference shares, net of transaction costs	**350**	549
Deductions from tier 1 capital(ii)		
Treasury shares held in trust(iii)	**(15)**	(36)
Goodwill	**(1,875)**	(2,222)
Intangible assets	**(585)**	(815)
Net deferred tax assets	**(263)**	(223)
Other	**(49)**	(112)
Total tier 1 capital	**2,197**	2,301
TIER 2 CAPITAL		
Subordinated term notes	**844**	1,151
Total statutory capital	**3,041**	3,452
Minimum capital requirement		
Insurance risk	**1,224**	1,295
Investment risk	**530**	573
Investment concentration risk(iv)	**-**	-
Catastrophe concentration risk	**118**	200
Total MCR	**1,872**	2,068
MCR multiple	**1.62**	1.67

(i) The excess technical provisions represent the difference between the insurance liabilities incorporating a risk margin (refer note 11.G) on the balance sheet based on the deferral and matching model and the insurance liabilities incorporating a risk margin equivalent to a probability of adequacy of 75% used for regulatory reporting purposes based on the premium liabilities model.

(ii) Certain assets that are considered acceptable from an accounting perspective are, from a supervisory perspective, considered to be generally not available or of reduced value should an insurer encounter difficulties. Holdings of such assets are therefore required to be deducted from the regulatory capital base.

(iii) The portion of the treasury shares held in trust that does not meet eligibility criteria under APRA prudential rules.

(iv) The investment concentration risk charge is zero reflecting that the holding of particular assets, including reinsurance recoveries, and exposure to a particular obligor, are sufficiently diversified for the purposes of the regulatory capital calculations.

The IAG Group's MCR was affected by the following:

- the decrease in the insurance risk charge is due to reduction in net insurance liabilities from the large amounts recognised as at the comparative reporting date reflecting the June 2007 storms;
- the decrease in the investment risk charge is due to changes in investment mix. The reductions in charges due to a decrease in equity holdings during the year exceeded the increase in the charges from increased exposure to subordinated debt issued by banks. This debt carries a capital charge equivalent to unlisted equities (10%) though the debt is issued by financial institutions with strong credit ratings; and
- the decrease in catastrophe concentration risk charge is due to increased reinsurance cover which became effective from 1 July 2007.

The MCR calculation does not include the $550 million of contingent capital made available through the RES (refer note 1.HH), which if exchanged, would bring the MCR multiple to 1.92 times (2007—1.94 times).

Changes during the year

APRA have introduced a number of changes that will impact the MCR calculation methodology going forward.

- Reinsurance documentation rules transition provisions—refer to note 12.
- From 1 July 2008 the capital factors to be applied for listed equities and listed trusts has increased to 16% from 8% and for unlisted equities, direct property, unlisted trusts and investments classified as 'other' has increased to 20% from 10%. Changes have also been made to the treatment of certain derivative and trust investments.
- For unsecured reinsurance recoverables on outstanding claims recognised from non APRA authorised reinsurers in relation to reinsurance contracts entered into from and including 31 December 2008, capital charges will apply based on the credit rating of the reinsurance counterparty on and after the second balance date after the underlying claim event occurred. Prior to this second balance date, an additional charge will apply to reinsurance recoverables from non APRA authorised reinsurers compared to those from APRA authorised reinsurers. For undisputed reinsurance recoveries due and payable a 100% capital factor is to be applied for those amounts outstanding from a non APRA authorised reinsurer for more than six months.

The changes in the MCR calculation methodology noted above do not apply retrospectively for the determination of regulatory compliance and so have no impact on the reporting date compliance position.

NOTE 35. NET TANGIBLE ASSETS

	CONSOLIDATED	
	2008 $	2007 $
Net tangible assets per ordinary share	**0.93**	0.90

Net tangible assets per ordinary share has been determined using the net assets on the balance sheet adjusted for minority interests, intangible assets and goodwill.

NOTE 36. RESTRUCTURING PROVISION

	CONSOLIDATED	
	2008 $m	2007 $m
A. COMPOSITION		
Other restructuring provision	**1**	4
IAG Group restructuring	**60**	–
Balance at the end of the financial year	**61**	4
B. RECONCILIATION OF MOVEMENTS FOR THE FINANCIAL YEAR		
Balance at the beginning of the financial year	**4**	4
Additions during the financial year	**60**	–
Settled during the financial year	**(3)**	–
Balance at the end of the financial year	**61**	4

All of the provision outstanding at the reporting date is expected to be settled within 12 months (2007—all). The balance has not been discounted.

NOTE 37. EVENTS SUBSEQUENT TO REPORTING DATE

As the following transactions occurred after reporting date and did not relate to conditions existing at reporting date, no account has been taken of them in the financial statements for the year ended 30 June 2008.

DECLARATION OF FINAL DIVIDEND

On 22 August 2008, a final dividend of 9.0 cents per share, 100% franked, was declared by the Company. The dividend will be paid on 3 October 2008. The DRP will operate by issuing new ordinary shares to participants with no discount applied.

DIRECTORS' DECLARATION.

In the opinion of the directors of Insurance Australia Group Limited:

- the financial statements and notes 1 to 37, including all the remuneration disclosures that are contained in the remuneration report of the directors' report, are in accordance with the Corporations Act 2001 including:
  - giving a true and fair view of the financial position of the Company and Consolidated entity as at 30 June 2008 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and
  - complying with Australian Accounting Standards (including Australian Interpretations) and the Corporations Regulations 2001; and
- the remuneration report of the directors' report complies with Australian Accounting Standard AASB 124 Related Party Disclosures; and
- there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The directors have been given the declaration required by section 295A of the Corporations Act 2001 from the chief executive officer and chief financial officer for the financial year ended 30 June 2008.

Signed at Sydney this 22nd day of August 2008 in accordance with a resolution of the directors.

Michael Wilkins
Director

INDEPENDENT AUDITOR'S REPORT.

TO THE EQUITY HOLDERS OF INSURANCE AUSTRALIA GROUP LIMITED

KPMG

REPORT ON THE FINANCIAL REPORT

We have audited the accompanying financial report of Insurance Australia Group Limited (the Company), which comprises the balance sheets as at 30 June 2008, and the income statements, statements of recognised income and expense and cash flow statements for the year ended on that date, a summary of significant accounting policies and other explanatory notes 1 to 37 and the directors' declaration of the Consolidated entity comprising the Company and its subsidiaries at the year's end or from time to time during the financial year.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL REPORT

The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 1.A, the directors also state, in accordance with Australian Accounting Standard AASB 101 Presentation of Financial Statements, that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We performed the procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001 and Australian Accounting Standards (including the Australian Interpretations), a view which is consistent with our understanding of the Company's and the Consolidated entity's financial position and of their performance.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

AUDITOR'S OPINION

In our opinion:

- the financial report of Insurance Australia Group Limited is in accordance with the Corporations Act 2001, including:
  - giving a true and fair view of the Company's and the Consolidated entity's financial position as at 30 June 2008 and of their performance for the year ended on that date; and
  - complying with Australian Accounting Standards (including the Australian Interpretations) and the Corporations Regulations 2001.
- the financial report also complies with International Financial Reporting Standards as disclosed in note 1.A.

REPORT ON THE REMUNERATION REPORT

We have audited the remuneration report in the directors' report for the year ended 30 June 2008. The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with Section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with auditing standards.

AUDITOR'S OPINION

In our opinion, the remuneration report of Insurance Australia Group Limited for the year ended 30 June 2008, complies with Section 300A of the Corporations Act 2001.

KPMG

KPMG

Brian Greig
Partner

Sydney
22 August 2008

SHAREHOLDER INFORMATION.

ASX CODES

Insurance Australia Group Limited's shares/securities are listed on the Australian Securities Exchange Limited (ASX) under:

- IAG (ordinary shares); and
- IAGPA (reset preference shares).

Insurance Australia Group Limited's wholly owned subsidiary IAG Finance (New Zealand) Limited issued reset exchangeable securities (RES) in January 2005 and they are listed on the ASX under:

- IANG (RES).

ANNUAL REPORT

Amendments to the Corporations Act 2001 have changed the obligations of companies regarding the provision of annual reports to shareholders. The default option for receiving annual reports has changed from a printed copy to an electronic copy via IAG's website at www.iag.com.au.

ANNUAL GENERAL MEETING

The 2008 annual general meeting (AGM) of Insurance Australia Group Limited will be held on Tuesday 11 November 2008 commencing at 10am at the Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000, Australia. The AGM will be webcast live on the internet at www.iag.com.au and an archive version will be placed on the website to enable the AGM to be viewed at a later time.

ONLINE VOTING

Shareholders can lodge voting instructions electronically either as a direct vote or by appointing a proxy for the 2008 AGM at www.iag.com.au. The information required to log on and use online voting is shown on your voting form.

QUESTIONS TO THE AUDITOR

If you would like to submit a written question to the company's auditor relating to the auditor's report or the conduct of the audit please use the pre addressed envelope provided or fax to +61 (0)2 8235 8220 by 5pm on Tuesday 4 November 2008.

Alternatively you may submit a question, after completing your voting instructions online. Members will also be given a reasonable opportunity to ask questions of the auditor at the AGM.

DIVIDEND PAYMENT METHODS

Insurance Australia Group Limited no longer issues Australian resident shareholders' dividend payments by cheque. Shareholders should provide the Share Registry with their alternative instructions as detailed below.

[illegible]

- Paid directly into an Australian bank, credit union, building society or nominated account; or
- Eligible ordinary shareholders can choose to participate in IAG's Dividend Reinvestment Plan (DRP) providing the option to increase your shareholding without incurring brokerage or GST.

[illegible]

- Paid directly into an Australian bank, credit union, building society or nominated account.

MANAGE YOUR HOLDING

Using your SRN or HIN and postcode of your registered address you can manage your holding online at www.iag.com.au/shareholder/manage/index.shtml where you will be able to:

- view your holding balance;
- view your dividend payment history;
- change your registered address;
- retrieve holding statements, including recent dividend payment advices;
- set up direct credit payment instructions;
- set up DRP instructions;
- sign up for electronic shareholder communications, including the annual report via email;
- access personalised shareholder forms; and
- add/change TFN/ABN details.

You are strongly advised to lodge your TFN, ABN or exemption. If you choose not to lodge these details with the Share Registry, then Insurance Australia Group Limited is obliged to deduct tax at the highest marginal tax rate (plus the Medicare levy) from the unfranked portion of any dividend or interest payment.

Shareholders may complete a number of transactions or request a form over the phone by contacting the Share Registry on 1300 360 688.

EMAIL ALERT SERVICE

You can now register to receive an alert directly to your email address advising of new media releases, financial announcements or presentations. You simply need to visit our website at www.iag.com.au, click on the email alert button and register your email address.

UNSOLICITED OFFERS FOR IAG SHARES

IAG shareholders may have been contacted by organisations which have offered to buy their shares at a price well below the current market price they could receive if they sold their shares on the ASX. Some unsolicited offers may also offer to buy your shares at a price in excess of the current market price with instalment payments over an extended number of years.

If shareholders receive an unsolicited offer to sell their shares, they should carefully consider their options when deciding whether or not to accept it, particularly if the offer is below the price that the shares are trading on the ASX. Rather than accepting an unsolicited offer, shareholders could consider either not accepting or if they want to sell their shares, sell them at the current market price, through a broker who is licensed to trade on the ASX.

If you wish to sell your shares but would like more information, you should seek independent financial advice.

EMAIL ENQUIRIES

If you have a question, you can email your enquiry directly to iag@computershare.com.au. If your question relates to a company matter and the answer is not on our website, you can email your question to investor.relations@iag.com.au.

ORDINARY SHARES INFORMATION

IMPORTANT DATES*

IAG year end	30 June
Full year results and dividend announced	22 August
Record date for final dividend	3 September
Annual report and notice of meeting mailout commences	2 October
Final dividend paid	3 October
Written questions for the auditor close (5pm)	4 November
Voting form return closes (10am)	9 November
Annual general meeting (10am)	11 November
IAG half year end	31 December

* Please note dates are subject to change.

TWENTY LARGEST SHAREHOLDERS AS AT 28 AUGUST 2008

JPMorgan Nominees Australia Limited	204,355,906	10.88
National Nominees Limited	167,573,214	8.92
HSBC Custody Nominees (Australia) Limited	160,877,682	8.57
Citicorp Nominees Pty Limited	51,659,803	2.75
Cogent Nominees Pty Limited	35,163,293	1.87
ANZ Nominees Limited <Cash Income A/C>	32,364,986	1.72
RBC Dexia Investor Services Australia Nominees Pty Limited <PIPOOLED A/C>	26,618,347	1.42
Citicorp Nominees Pty Limited <CFS WSLE Geared SHR FND A/C>	23,458,553	1.25
RBC Dexia Investor Services Australia Nominees Pty Limited <BKCUST A/C>	22,460,643	1.20
UBS Nominees Pty Ltd	19,122,368	1.02
Queensland Investment Corporation	18,999,427	1.01
Citicorp Nominees Pty Limited <CFS WSLE Imputation FND A/C>	16,364,424	0.87
AMP Life Limited	13,760,981	0.73
Australian Reward Investment Alliance	13,458,518	0.72
Citicorp Nominees Pty Limited <CFS Imputation Fund A/C>	11,114,869	0.59
Citicorp Nominees Pty Limited <CFS WSLE 452 AUST Share A/C>	10,615,173	0.57
HSBC Custody Nominees (Australia) Limited <A/C 2>	8,897,247	0.47
IAG Share Plans Nominee Pty Limited <IAG PAR Unallocated A/C>	8,554,910	0.46
Tasman Asset Management Ltd <Tyndall Australian Share Wholesale Portfolio A/C>	8,105,848	0.43
Citicorp Nominees Pty Limited <CFS WSLE AUST Share FND A/C>	7,750,140	0.41
Total for top 20	861,276,332	45.86

RANGE OF SHAREHOLDERS AS AT 28 AUGUST 2008

1–1,000	584,751	305,857,135	16.28
1,001–5,000	305,366	472,239,340	25.14
5,001–10,000	6,304	43,909,405	2.34
10,001–100,000	3,103	64,864,187	3.46
100,001 and over	192	991,384,475	52.78
Total	899,716	1,878,254,542	100.00
Shareholders with less than a marketable parcel of 130 shares as at 28 August 2008	17,088	675,244	

DIVIDEND DETAILS

Ordinary	Interim	Fully franked	13.5 cents	$3.6443	14 April 2008
Ordinary	Final	Fully franked	9.0 cents	*	3 October 2008

* The DRP issue price for the final dividend is scheduled to be announced on 22 September 2008.

SUBSTANTIAL SHAREHOLDINGS AS AT 28 AUGUST 2008

The one shareholder who had a substantial shareholding as at 28 August 2008 was Commonwealth Bank of Australia who held 177,078,826 ordinary shares, representing 9.43% of the ordinary shares on issue (by notice dated 4 March 2008).

IAGPA RESET PREFERENCE SHARES INFORMATION

IMPORTANT DATES*

Record date for interim dividend	28 November
Interim dividend paid	15 December

* Please note dates are subject to change.

TWENTY LARGEST SECURITYHOLDERS AS AT 28 AUGUST 2008

JPMorgan Nominees Australia Limited	450,776	12.88
UBS Nominees Pty Ltd	171,033	4.89
ANZ Nominees Limited <Cash Income A/C>	111,935	3.20
Citicorp Nominees Pty Limited	110,030	3.14
HSBC Custody Nominees (Australia) Limited	99,344	2.84
Citicorp Nominees Pty Limited <CFSIL CFS WS ENH Yield A/C>	91,306	2.61
RBC Dexia Investor Services Australia Nominees Pty Limited <GSENIP A/C>	64,198	1.83
M F Custodians Ltd	59,503	1.70
UCA Cash Management Fund Limited	48,538	1.39
RBC Dexia Investor Services Australia Nominees Pty Limited <MLCI A/C>	41,848	1.20
Armada Investments Pty Ltd	39,500	1.13
UBS Wealth Management Australia Nominees Pty Ltd	36,690	1.05
ARGO Investments Limited	30,800	0.88
National Nominees Limited	29,073	0.83
G James Australia Pty Ltd	25,000	0.71
Mount Pritchard & District Community Club Ltd	21,000	0.60
Citicorp Nominees Pty Limited <CMIL CWLTH Income Fund A/C>	20,000	0.57
Dimbulu Pty Ltd	20,000	0.57
RBC Dexia Investor Services Australia Nominees Pty Limited <BKCUST A/C>	15,050	0.43
ANZ Trustees Limited <Diversified Income CF1 A/C>	12,209	0.35
Total for top 20	1,497,833	42.80

RANGE OF SECURITYHOLDERS AS AT 28 AUGUST 2008

1–1,000	3,955	1,191,195	34.03
1,001–5,000	267	609,846	17.42
5,001–10,000	26	201,126	5.75
10,001–100,000	16	654,059	18.69
100,001 and over	4	843,774	24.11
Total	4,268	3,500,000	100.00
Securityholders with less than a marketable parcel of 6 securities as at 28 August 2008	1	4	

DIVIDEND DETAILS

Preference	Interim	Fully franked	$2.8232	17 December 2007
Preference	Final	Fully franked	$2.8277	16 June 2008

CORPORATE DIRECTORY.

SHARE REGISTRY

COMPUTERSHARE INVESTOR SERVICES PTY LIMITED
GPO Box 4709
Melbourne VIC 3001
Australia

[illegible]
Level 2
60 Carrington Street
Sydney NSW 2000
Australia

Telephone (within Australia) 1300 360 688
Telephone (outside Australia) +61 (0)3 9415 4210
Fax (general) +61 (0)3 9473 2470

Email iag@computershare.com.au

REGISTERED OFFICE

INSURANCE AUSTRALIA GROUP LIMITED
Level 26
388 George Street
Sydney NSW 2000
Australia

Telephone +61 (0)2 9292 9222
Fax +61 (0)2 9292 8072

Website www.iag.com.au

OUR MAJOR BRANDS


Australia

NRMA INSURANCE | SGIO | SGIC | RACV[1] | CGU | Swann Insurance


New Zealand

STATE | NZI


United Kingdom

equity red star | equity insurance brokers | Barnett & Barnett | Hastings DIRECT


Asia

NZI | Safety Insurance[2] | AmAssurance[3]

100% owned unless indicated [1] RACV is via a distribution relationship and underwriting joint venture with RACV Ltd. [2] 96% voting rights. [3] 30% owned.

We are committed to minimising our impact on the environment. This report is printed on environmentally responsible paper

Tudor RP 100% Recycled is manufactured under Environmental Management System ISO 14001. Fibrous raw materials used in the manufacture of Tudor RP 100% Recycled contains 100% pre consumer and post consumer waste fibre sourced from printers' waste, converting waste and office waste. No additional bleaching is used in the recycling process.

We've also used organic vegetable based inks

Organic inks circumvent the hazardous effects of the solvents in ink, because they use vegetable based oils such as linseed, canola or soy instead of petroleum based oils. Vegetable based oils are, unlike petroleum, a renewable source, and are biodegradable. Organic inks send little or no volatile organic compounds into the air, and produce less toxic waste.

We're pleased with the savings

By providing the option of this new summary annual review and reducing the number of copies as a result of changes to the law governing corporations, we have saved 86 tonnes of paper from the previous year's annual report print run, which amounts to more than 2,000 trees; 170 barrels of oil; 2.4 million litres of water; and 350,000 kWh electricity.

WWW.IAG.COM.AU

G010114 09/05

IN BLACK & WHITE.

ANNUAL REVIEW 2008

IAG
Insurance Australia Group

2008: THE RESULTS.

$7.8b

GROSS WRITTEN PREMIUM

A 5.6% increase from the previous year.
Gross written premium (GWP) is the total amount of insurance premiums we sold to customers.

6.1%

INSURANCE MARGIN

Down from last year's 11.4%.
Insurance margin represents our insurance profit as a percentage of net earned premium.

$261m

NET LOSS AFTER TAX

A decrease from last year's $552m profit.
The net result after allowing for income taxes and the share of profit owing to minority shareholders.

22.5cps

TOTAL DIVIDENDS

Comprises an interim dividend of 13.5 cents per ordinary share (cps) and a final dividend of 9cps, fully franked.
Dividends are payments made to holders of IAG's ordinary shares.

61%

EMPLOYEE ENGAGEMENT

Remained level with the previous year.
This is a measure of our Australian employees' engagement drawn from our annual employee survey.

84

CUSTOMER SATISFACTION

Up from 83 last year.
This is an index score of customer satisfaction across claims and sales and service in our largest business, Australian direct insurance.

$12m

COMMUNITY INVESTMENT

Remained level with the previous year.
This is our total investment (including sponsorships, promotion, administration, donations and employee volunteer hours) across the community in Australia.

61,217t

CO_2 EQUIVALENT EMISSIONS

A 2.2% improvement from the previous year.
This is a measure of IAG's CO_2 equivalent (CO_2e) emissions in Australia and New Zealand (NZ) through, for example, electricity use and paper consumption.

CONTENTS	PAGE

INSURANCE PROFIT
For the year ended 30 June


%
$m
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0
1,000
800
600
400
200
0
98
99
00
01
02
03
04
05
06
07
08

WHAT'S HAPPENED.

INCREASED CLAIMS FROM NATURAL PERILS, UP 22% FROM THE PREVIOUS YEAR
While paying claims for damage from storms and other natural perils is a normal part of doing business for an insurer, IAG's businesses incurred $502 million natural perils claims costs, which is 22% more than the $411 million incurred last year.

COMPETITIVE CONDITIONS IN KEY MARKETS
Soft conditions continued in some of our key markets, impacting our financial performance, in particular the Australian and NZ commercial insurance and the United Kingdom (UK) motor insurance markets.

REDUCED INVESTMENT RETURNS
Income on shareholders' funds reduced to $24 million compared to $301 million in the previous year. Deteriorating credit markets adversely impacted the value of our bond holdings, however we expect to recover this over time. This reduced our insurance margin by 1.7%.

RESTRUCTURING COSTS
We have implemented changes to our corporate strategy and cost savings initiatives to improve our performance. We incurred $350 million in impairment charges related to our plan to scale back our UK operations, and the initiatives implemented in our Australian businesses have resulted in a before tax restructuring cost of around $60 million. The benefits of these changes will be visible in the 2009 financial year and beyond.

HOW WE'RE RESPONDING.

IMPROVING OUR PERFORMANCE IN AUSTRALIA AND NZ
A key priority in our refined corporate strategy is to improve our performance in our home markets of Australia and NZ. Significant operational improvements are expected to deliver annual savings of around $130 million (before tax) in Australia once fully implemented, and we'll benefit from annual savings of $16 million (before tax) in NZ. A major focus will be to better understand our customers' needs and provide superior customer experiences.

PURSUING SELECT INTERNATIONAL GROWTH, SCALING BACK IN THE UK
We will continue to pursue select, complementary international growth, but we're scaling back our UK operations to focus solely on the more specialised and profitable segments, principally our successful Equity Red Star specialist underwriting business. This means we will sell some of our UK based mass market underwriting and distribution businesses.

MORE STREAMLINED OPERATING MODEL
We have moved to a new operating model, creating end to end businesses aligned around customers, brands and markets. In this devolved model, accountability and responsibility are closer to the end consumer. This provides our operating businesses the control they need to better execute strategies and manage performance.

IMPROVED OUTLOOK
We expect our refined corporate strategy, coupled with improved operating conditions, to improve shareholder value. During the 2009 financial year, we expect underlying GWP growth of around 3%–5% and reported GWP growth of 0%–2%. Our insurance margin is expected to be above 10%. This guidance is subject to no material movements in foreign exchange rates or credit spreads, and no catastrophes or large losses beyond our allowances.

CHAIRMAN'S REVIEW.



A DIFFICULT YEAR AND A DISAPPOINTING RESULT
During the past year, a wide range of factors adversely affected IAG, resulting in a very disappointing financial performance in 2008. The board accepts responsibility for those factors within its control, and as a result has initiated a program of decisive changes, outlined in this report.

ADVERSE CONDITIONS AFFECTING THE WHOLE MARKET
Difficult trading conditions were experienced across the entire Australian general insurance industry. More severe and frequent weather events caused higher levels of claims costs. At the same time, the commercial insurance markets saw soft conditions with very competitive premium levels. In an unfortunate coincidence of timing, returns on investments in the share market were negative and extra costs have been incurred from wider credit spreads. All of these pressures reduced profitability across the industry.

UK OPERATIONS
In addition to these industry challenges, part of IAG's operations in the UK, the mass market underwriting and distribution businesses, performed poorly. These businesses represent around 6% of the Group's revenue (GWP).

We entered the UK market at a time when pricing and underwriting conditions were widely expected to improve. However, the rate of recovery in the market has been slow and we now expect it will take several years for profitability to be restored.

After considering a range of alternatives, the board and management decided the best option would be to take action and exit from the mass market underwriting and distribution businesses in the UK, and this process is underway.

The other major part of our UK operations, the specialist motor insurance underwriter Equity Red Star, continues to perform well and operate profitably.

SIGNIFICANT CHANGES IN MANAGEMENT AND STRATEGY
The board clearly recognised the need for major changes to occur to improve our profitability in terms of realising the potential of our valuable brands and businesses.

Following the resignation of Michael Hawker, Michael Wilkins was appointed as CEO. Michael Wilkins has more than 25 years of insurance and financial services experience. Before joining IAG in November 2007 as chief operating officer, he was managing director of Promina (the former owner of insurers AAMI, Vero and Australian Pensioners Insurance Agency). He is well qualified to lead IAG as it embarks on a new direction.

In early July, Michael Wilkins outlined to the market a revised strategy and business operating model, changes in the management team, substantial cost reductions, and the exit from some parts of our UK operations mentioned earlier.

THE 2008 YEAR HAS BEEN ONE OF IAG'S MOST CHALLENGING, WITH A WIDE RANGE OF FACTORS SEVERELY AFFECTING OUR FINANCIAL PERFORMANCE. WE HAVE TAKEN DECISIVE ACTIONS TO IMPROVE PERFORMANCE AND, ULTIMATELY, SHAREHOLDER VALUE.

We believe this revised strategy and operating model will restore value and profitability. Further details on this, and the Group's results for the 2008 financial year, are contained in the CEO's review.

On behalf of the board, I would like to convey my thanks to former CEO Michael Hawker, who made a significant contribution to the Group.

BOARD CHANGES

In addition to the management team changes mentioned above, the board is also undergoing renewal with the retirement from 31 August 2008 of Neil Hamilton and Rowan Ross. These directors were instrumental in guiding the Group through a period of growth and development after demutualisation, and I thank them for their contribution.

A new non-executive director, Philip Twyman, has been appointed.

Philip has extensive business experience, particularly in the insurance sector, working in significant roles in both Australia and the UK. He was formerly a director of Insurance Manufacturers of Australia, a joint venture between IAG and the Royal Automobile Club of Victoria (RACV), and a group executive director of Aviva plc, one of the world's largest insurance companies. Previously, he held a number of senior executive positions in Aviva, AMP and General Accident plc.

We will also continue to look to strengthen the composition of the board through the appointment of new directors with relevant experience.

CHAIR ROLE

I intend to stand for re-election at the annual general meeting in November 2008, on the basis of providing continuity and stability during the major changes in management and strategy. At the same time the board is aware of the need for a planned and orderly succession in the Chair role and is addressing this issue in accordance with proper governance principles.

QBE TAKEOVER PROPOSAL

QBE Insurance, which mainly operates in international commercial insurance markets, sought to take advantage of the current better insurance cycles in its business to attempt to acquire IAG at a low price in this current negative cycle in Australia.

Whilst QBE described its approach as a 'friendly merger', it required control, without offering a satisfactory premium to IAG shareholders for the significant benefits it sought to capture. There was little discussion by QBE on quantifying these benefits and how they should be shared.

QBE did not make a formal or complete offer at any stage, but instead stipulated it required a unanimous recommendation from the board of IAG to provide the support necessary to carry a Scheme of Arrangement with shareholders. QBE declined to put a general takeover offer to IAG shareholders, which could have been judged on its own merits.

The IAG board acknowledged (and still believes) that substantial benefits could result from combining these businesses and indicated its willingness to explore these. However, the proposed price was too low to adequately reflect the inherent value of IAG's businesses and brands. The board could not recommend this takeover proposal and, as a result, QBE decided to withdraw it.

The acquisition formula proposed would have been mainly paid in QBE shares, which meant that the implied value of the proposal fluctuated depending on relative movements in the two share prices.

The IAG board did not consider it was being offered sufficient transparency or time to properly assess the QBE share value as a basis for recommending such an exchange to IAG shareholders.

Since the proposal was withdrawn, we have focused on driving forward with our new strategies to enhance shareholder value.

CAPITAL

IAG's capital position remains strong. At 30 June 2008, we had a multiple of 1.62 times our minimum regulatory capital requirement.

We also maintain the highest financial strength ratings from Standard & Poor's of any Australian based insurer, despite a one notch downgrade to our ratings during the year. Our very strong rating of 'AA-' for each of our key wholly owned insurers is a reflection of their financial condition.

DIVIDENDS

Your board has decided not to continue paying dividends which exceed 100% of our profit in these difficult times.

As a result, we will pay a fully franked dividend of 9 cents per ordinary share (cps) on 3 October 2008. This brings total dividends for the year to 22.5cps, fully franked, down 7cps from the previous financial year.

LOOKING FORWARD

I am confident we are implementing the right strategy and operating structure and have the management team to improve our financial performance.

For the 2009 financial year, we are targeting an insurance margin in excess of 10% and dividends will be based around a target payout range of 50%–70% of reported cash earnings, and will continue to be fully franked for the foreseeable future. This guidance is subject to no material movements in foreign exchange rates or credit spreads, and no catastrophes or large losses beyond our allowances.

I believe the actions being taken should give shareholders confidence that we are building a stronger future for your company.

James Strong

JAMES STRONG
Chairman

CEO'S REVIEW.



In my first report to you as Chief Executive Officer, I would like to start by saying I feel very honoured to be given the opportunity to lead a company with such a strong heritage, iconic brands and long track record in helping customers in times of need.

However, there is no doubt the recent past has been challenging for the Group.

Increased claims costs relating to more severe and frequent natural perils, coupled with continuing difficult trading conditions in key insurance markets and widening credit spreads, have severely impacted our performance for the 2008 financial year.

While these factors have been felt across the entire Australian general insurance industry, we are not making excuses for poor performance. We have acknowledged we need to do better, and have undertaken a thorough review of all aspects of the organisation.

We are now in the process of implementing the results of the review, including a refined corporate strategy and operating model, designed to significantly improve performance.

REFINED CORPORATE STRATEGY

Some time ago, IAG took a strategic decision to focus on general insurance rather than branching out into other classes of insurance or businesses. This hasn't changed—our business remains focused on general insurance.

Our refined strategic intent is to create a portfolio of high performing, customer focused, diverse operations that provide general insurance in a manner that delivers superior experiences for stakeholders and creates value for shareholders.

Taking this portfolio management approach should enable us to deliver a more consistent performance, despite owning a group of general insurance businesses operating at different stages in both economic and insurance cycles.

We'll be measuring our financial success based on two key targets which we aim to achieve through the cycle—to deliver top quartile total shareholder return and a return on equity greater than 1.5 times our weighted average cost of capital. This equates to a return on equity of around 15% through the cycle.

Meeting customer and employee measures across each business will be critical to our success, and at the Group level our clear focus is on sustainable profitability.

OUR FINANCIAL RESULTS NEED TO IMPROVE. WHILE THE FUNDAMENTALS OF OUR BUSINESS REMAIN STRONG, WE ARE TAKING IMMEDIATE ACTIONS TO IMPLEMENT A REFINED CORPORATE STRATEGY WHICH, COUPLED WITH IMPROVEMENTS IN OUR OPERATING ENVIRONMENT, WILL LIFT OUR PERFORMANCE MOVING FORWARD.

Our refined strategic priorities are to:

- improve performance in Australia and NZ, the Group's two biggest markets;
- pursue select international growth opportunities, particularly in Asia and other specialist markets in which we operate;
- establish a devolved operating model with the businesses given end to end authority, accountability and responsibility for performance; and
- drive operational performance and execution.

DELIVERING OUR REFINED STRATEGY

We have taken immediate action to implement our refined strategy, as highlighted below.

Improving performance in Australia and New Zealand

A key priority is to refocus on our home markets of Australia and NZ.

Our largest business, Australian direct insurance—which operates under brands including NRMA Insurance, SGIO and SGIC—delivered an insurance margin of 11.1% during the year. This is an acceptable margin, but one we think we can improve further by delivering superior, differentiated customer experiences and ensuring we manage our costs.

Our intermediated insurance business in Australia, CGU, continued to face challenging, soft commercial insurance market conditions. In line with our strategy, we maintained our pricing discipline and as a result, lost some market share. We believe conditions are now starting to improve, and expect CGU's underlying insurance margin to benefit from targeted rate increases and efficiency initiatives.

The profitability of our NZ business was adversely impacted by significant claims from natural perils, including severe storms and the largest losses from an earthquake in many years as well as continued soft commercial market conditions.

We are making significant operational changes to improve our performance across each of these businesses. In Australia, we expect to benefit from before tax annual savings of $130 million once the initiatives are fully implemented (expected to be from September 2008) and in NZ we will benefit from before tax annual savings of $16 million from the 2009 financial year.

These initiatives are designed to help us refocus on the best performing parts of our business and reduce expenses. Above all, a major focus will be to better understand our customers' needs and provide superior customer experiences. We will improve how we segment and prioritise our customers, refine our pricing and underwriting disciplines and become more innovative in the products and services we deliver.

Scaling back our operations in the United Kingdom

In the UK, our specialist underwriter, Equity Red Star, maintained its unbroken track record of profitability, but market conditions have presented significant challenges for our mass market underwriting businesses. We don't expect these conditions to substantially improve for at least another two years.

As a result, we have decided to scale back our UK operations, and will concentrate on being a specialist motor insurance underwriter through Equity Red Star. This means we will look to sell or restructure some of our mass market underwriting and distribution businesses.

Pursuing growth in Asia and other select markets

Asia remains an important market for our future growth.

Our existing businesses in Thailand and Malaysia continued to grow during the year and we maintained our focus on creating value and driving profitability through transferring core skills and capabilities.

We'll continue to grow organically, and selectively pursue acquisitions to build on our existing presence in these markets. Our preference is to acquire small, complementary businesses rather than large investments as we consolidate our existing position.

The general insurance markets in India and China are our priority for medium term growth. In India, we announced our plans to establish a general insurance joint venture with India's largest bank, the State Bank of India, providing us with a significant opportunity in this high growth market. We are also assessing a number of general insurance acquisition opportunities in China.

A new operating model

We have moved to a new operating model, creating end to end businesses aligned around customers, brands and markets. In this devolved model, accountability and responsibility are closer to the end consumer. This provides our operating businesses the control they need to execute strategies and manage performance, but within an overall Group framework.

FINANCIAL RESULTS

The success of our refined strategy is imperative to the future success of IAG, however, putting the strategy into action has incurred one off costs which have affected our result for the 2008 financial year.

We incurred $350 million in impairment charges related to our plan to scale back our UK operations, and the initiatives implemented in our Australian businesses have resulted in a before tax restructuring cost of around $60 million.

When combined with the financial effects of operating in an environment characterised by continuing soft cycles in some of our key markets, another year of high claims from natural perils and volatile investment markets, these factors contributed to the Group reporting a net loss after tax for the 2008 financial year of $261 million.

CEO'S REVIEW CONTINUED

Our insurance profit was $448 million, compared with $767 million the previous year, which represented an insurance margin of 6.1%, down from 11.4% last year.

The impact of widening credit spreads reduced our result by $122 million, or 1.7% on the insurance margin. Income generated from shareholders' funds also reduced significantly to $24 million compared to $301 million last year.

In this context, the board declared a reduced final dividend of 9 cents per ordinary share (cps). This takes the full year dividend to 22.5cps, fully franked, which is a reduction of 7cps from the previous year.

As mentioned, we know we need to do better. We believe the initiatives we are taking, coupled with improvements in our operating environment, will help us improve our financial performance and deliver an insurance margin in the 2009 financial year in excess of 10%.

OUR EMPLOYEES

Regrettably, our refined corporate strategy also means we have rationalised the number of employee and executive roles across our businesses. Where possible, this has been accomplished through natural attrition and redeployment, but unfortunately there have been redundancies. This is undesirable but necessary to ensure the business can improve its performance. Throughout this process, we have followed procedures to ensure employees are treated fairly and ensure minimal impact to the teams who service our customers.

I would like to publicly acknowledge those employees leaving the Group and thank them for their contribution. In particular, I would like to pay tribute to the former members of the executive team for their outstanding service to the organisation.

I would also like to express my sincere thanks to former CEO Michael Hawker for inviting me into the organisation, and for being so generous with his time while I was learning about our organisation.

On behalf of all employees I'd like to thank Mike for his leadership over the past seven years.

I am very proud of the way our employees have continued to operate professionally and with integrity in the face of the many challenges we have experienced. I'm pleased to report that the overall engagement of our employees remained level with the previous year, based on an employee survey conducted early this year, with many businesses scoring in the 'best employer' zone.

I don't underestimate the amount of hard work and effort contributed by our people and I thank all employees for their ongoing commitment to our organisation. Our people are the key to positioning our business for ongoing success.

IMPROVING OUR SUSTAINABILITY

We view the changes we're making as necessary to ensure we build a stronger organisation for our customers, employees, shareholders and other stakeholders with whom we interact, despite the short term impacts.

Our commitment to improving our performance against non financial measures remains as important as our financial performance improvements. We have integrated a summary of our non financial results into this annual review, on pages 17 to 20.

I'm pleased that our customer satisfaction index score for our largest business, Australian direct insurance remained high at 84, and our businesses introduced a number of sustainable insurance products for customers.

Many of our employee indicators remained stable, however we acknowledge that work and investment must continue to build a motivated, engaged and high performing culture, operating in a safe working environment.

In line with our 2012 carbon neutral commitment, we've made progress in reducing our CO_2e emissions this year. We will continue to support initiatives that improve the energy efficiency of the buildings we occupy which benefits not only the environment, but reduces our own costs.

We are proud to have been included again in the Global 100 Most Sustainable Corporations in the World and Dow Jones Sustainability Indexes. While recognising that these benchmarks illustrate our leadership, the bar is high. We know we must continue to rise to the challenge of exploring new ways to maintain our leadership position by delivering superior outcomes for our customers, employees and shareholders.

POSITIONED FOR THE FUTURE

During the 2009 financial year, subject to the caveats mentioned earlier, we expect our underlying GWP to grow 3%–5%. Reported GWP is expected to grow around 0%–2% due to our strategic decision to scale back our operations in the UK, and the expected effect of the introduction in New South Wales (NSW) of six month compulsory third party (CTP) policies (otherwise known as 'green slips').

We expect our insurance margin to be above 10%. This margin now includes corporate expenses and the NSW insurance protection tax, which were previously reported separately and equal to about 1% of the reported margin.

I firmly believe the fundamentals of our business remain strong and I'm confident that our refined corporate strategy, coupled with improvements in our operating environment, will improve shareholder value.

MICHAEL WILKINS
Managing Director and
Chief Executive Officer

WHERE WE'RE GOING.

IAG IS IMPLEMENTING A REFINED CORPORATE STRATEGY AND OPERATING MODEL DESIGNED TO IMPROVE OUR PROFITABILITY AND DELIVER SHAREHOLDER VALUE.

OUR BUSINESS

General insurance products and services.

OUR CORPORATE INTENT

A portfolio of high performing, customer focused, diverse operations providing general insurance in a manner that delivers superior experiences for our stakeholders and creates shareholder value.

OUR FINANCIAL TARGETS

Over the cycle, we aim to deliver:

- top quartile total shareholder return; and
- return on equity of more than 1.5 times the weighted average cost of capital.

OUR STRATEGY

Deliver superior performance by actively managing our portfolio of businesses, exiting businesses that do not fit our intent or return hurdles, and driving operational performance and execution in those that do.

OUR STRATEGIC PRIORITIES

Improve our performance in our home markets of Australia and NZ.

Pursue selective international growth options—in Asia and other specialist opportunities.

Implement a devolved operating model.

Drive operational performance and execution.

WHO WE ARE.

[illegible], WITH LEADING AND ESTABLISHED BRANDS ACROSS ITS HOME MARKETS OF AUSTRALIA AND NEW ZEALAND, A GROWING PRESENCE IN ASIA, AND OTHER SPECIALIST UNDERWRITING OPERATIONS.

AUSTRALIA



MAJOR BRANDS

NRMA INSURANCE · SGIO · SGIC · RACV[1]

CGU · SWANN INSURANCE

1. RACV is via a distribution relationship and underwriting joint venture with RACV Ltd.

NEW ZEALAND



STATE · NZI

UNITED KINGDOM



equity REDSTAR · equity INSURANCE BROKERS

BARNETT & BARNETT · Hastings DIRECT

ASIA



THAILAND

NZI · Safety Insurance[2]

MALAYSIA

AmAssurance[3]

2 96% voting rights. 3 30% owned.

PORTFOLIO MIX BY REGION
% of GWP for the year ended 30 June 2008


Australia
NZ
UK
Asia

PORTFOLIO MIX BY INSURANCE PRODUCT
% of GWP for the year ended 30 June 2008


Motor
Home
Short-tail commercial
Workers' compensation
CTP
Liability
Other short-tail

OUR BUSINESSES

We have some of Australia's leading general insurance businesses and iconic brands. We offer a range of products both direct to customers (through a network of branches, franchises and country service centres, as well as call centres and online) and through intermediary channels (brokers, authorised representatives, financial institutions and motor dealers).

FINANCIAL PERFORMANCE	2008	2007
Gross written premium	$5,494m	$5,489m
Net earned premium	$5,169m	$5,126m
Insurance result	$486m	$671m
Insurance margin	9.4%	13.1%

We are NZ's leading general insurance provider across both direct and intermediated channels, holding approximately 36% of the NZ general insurance market.

Gross written premium	$974m	$968m
Net earned premium	$845m	$860m
Insurance result	$(17)m	$86m
Insurance margin	(2.0)%	10.0%

We have a specialist general insurance underwriter in the UK, Equity Red Star. We are in the process of scaling back our mass market underwriting and distribution businesses.

Gross written premium	$1,125m	$725m
Net earned premium	$999m	$592m
Insurance result	$28m	$30m
Insurance margin	2.8%	5.1%

IAG has a growing presence in Asia with general insurance interests in Thailand (NZI and Safety Insurance) and Malaysia (AmAssurance). We are also selectively pursuing growth options in India and China.

Gross written premium	$174m	$168m
Net earned premium	$132m	$130m
Insurance result	$3m	$9m
Insurance margin	2.3%	6.9%

WHERE WE'VE COME FROM.

1925

:: National Roads and Motorists' Association (NRMA) starts providing motor insurance to its members in NSW and the Australian Capital Territory.

1989

:: NRMA Insurance begins underwriting home insurance.

1994

:: NRMA Insurance expands interstate, launching in Victoria.

1995

:: NRMA Insurance launches in Queensland.

2001

:: NRMA Insurance acquires State Insurance in NZ.

:: NRMA Insurance acquires the in-force policies and renewal rights to the HIH Australian workers' compensation businesses.

:: NRMA Insurance sells its Building Society.

:: NRMA Insurance puts its inwards reinsurance portfolio into run off.

2002

:: NRMA Insurance changes its name to Insurance Australia Group (IAG).

2003

:: IAG acquires general insurance businesses in Australia and NZ of CGU and NZI from Aviva.

:: IAG acquires Zurich Insurance's NSW workers' compensation business.

:: IAG sells its health insurance underwriting and claims operation.

:: IAG increases its interest in China's CAA to 100%.

2004

:: IAG sells its financial services business, ClearView.

:: IAG's NZ business acquires a 50% interest in Mike Henry Travel Insurance.

1997

- NRMA Insurance acquires MLC Building Society.

1998

- NRMA Insurance acquires an interest in Thailand's Safety Insurance.
- NRMA Insurance acquires SGIO (including SGIC).

1999

- NRMA Insurance signs a joint venture agreement with RACV.
- NRMA Insurance acquires an interest in China's CAA.

2000

- NRMA Insurance Group Limited lists on the Australian Securities Exchange (ASX).

2005

- IAG's NZ business acquires specialist underwriters National Auto Club and Clipper Club Marine.
- IAG acquires Royal & SunAlliance's general insurance business in Thailand.
- IAG acquires a 30% interest in Malaysia's AmAssurance.

2006

- IAG increases its interest in Safety Insurance in Thailand to almost 100%.
- IAG's NZ business acquires a 51% stake in mechanical warranty insurance company DriveRight.
- IAG acquires a Lloyd's managing agency and specialist Asian syndicate, branded Alba Group.
- IAG's NZ business increases its interest in Mike Henry Travel Insurance to 100%.
- IAG acquires Hastings Insurance Services and Advantage Insurance in the UK.

2007

- IAG acquires Equity Insurance Group in the UK.

2008

- IAG's UK business acquires specialist insurance broker Barnett & Barnett.
- IAG enters negotiations to form Indian general insurance joint venture with the State Bank of India.
- Following a strategic review, IAG revises its corporate strategy. As a result IAG will scale back some of its UK mass market underwriting and distribution businesses.

OUR PERFORMANCE.

FOLLOWING A MASSIVE HAILSTORM IN WESTERN SYDNEY, NRMA INSURANCE QUICKLY MOBILISED IN RESPONSE, WITH INNOVATIVE SOLUTIONS TO HELP CUSTOMERS.

AUSTRALIA

DIRECT INSURANCE

FINANCIAL PERFORMANCE	2008	2007
Gross written premium	**$2,941m**	$2,889m
Net earned premium	**$2,806m**	$2,788m
Insurance profit	**$312m**	$451m
Insurance margin	**11.1%**	16.2%



[illegible]

MAJOR EVENTS IN 2008

- Severe storms increased claims costs.
- Industry remained competitive but pricing was rational, with premium increases reflecting higher claims costs.
- Our customer satisfaction and renewals remained high.

OPERATIONAL REVIEW

Our Australian direct insurance division, IAG's largest business which contributes about 38% of the Group's revenue, grew GWP by 1.8% during the year to around $2.9 billion.

We saw our strongest GWP increases in NSW, Queensland and Western Australia. Nationally, our short-tail portfolio (home and motor insurance) grew GWP by 3.9% and we maintained our NSW CTP market share at around 38% (as measured by car registrations).

Our insurance profit was $312 million compared with $451 million in the previous year. A major contributor to this decline was increased storm costs during the year, most notably the severe storms which struck western Sydney in December 2007.

We also experienced higher repair costs, lower releases from prior years' claims reserves and the impact of widening credit spreads. These factors contributed to a decline in our insurance margin.

Premiums have increased across most personal insurance lines to reflect the increased claims costs.

Our customer satisfaction index score remained high at 84 and retention rates among our home and motor insurance customers continued to exceed 83%.

OUTLOOK FOR 2009

We are focused on tightly managing expenses and claims costs and ensuring risks are priced appropriately to position our business to improve returns. We will deliver a substantial portion of the Group's $130 million annual savings (before tax), with initiatives tracking to schedule.

Above all, our aim is to better understand our customers' needs and provide superior customer experiences.

In the days following the destructive December 2007 storm, NRMA Insurance received more than 25,000 claims, equalling the number usually received from this area in six months.

Teams from across the business quickly mobilised to begin the mammoth repair and rebuilding effort. A catastrophe assessment centre was opened where more than 2,000 motor claims were assessed weekly—a ten fold increase for the region.

The home repair process was complicated by a shortage of tradespeople over the summer holiday period and prolonged, unseasonably wet weather. In almost half of the 60 days after the storm, rain either disrupted or prevented roof repairs.

The industry attracted criticism from media, government and residents who believed insurers were taking too long to fix customers' homes.

NRMA Insurance stood out from competitors for its determination to battle through the wet weather and fulfil its insurance promises. In conjunction with suppliers, NRMA Insurance pioneered an 'umbrella' repair system which used a crane to hoist a marquee over damaged roofs while repairs were underway. A scaffold system to cover roofs was also used.

NRMA Insurance was the only insurer able to complete wet weather repairs and the extraordinary response of NRMA Insurance people during the event drew praise from the then NSW Emergency Services Minister Nathan Rees.

IT'S HARD WORK TO KEEP A SMALL BUSINESS RUNNING. YET FOUR IN FIVE AUSTRALIAN BUSINESSES RISK CLOSING DOWN BECAUSE THEY DON'T HAVE ADEQUATE INSURANCE.

AUSTRALIA

INTERMEDIATED INSURANCE

FINANCIAL PERFORMANCE	2008	2007
Gross written premium	**$2,553m**	$2,600m
Net earned premium	**$2,363m**	$2,338m
Insurance profit	**$174m**	$220m
Insurance margin	**7.4%**	9.4%

MAJOR EVENTS IN 2008

- Challenging conditions as the soft commercial insurance cycle continued.
- CGU remained committed to disciplined pricing.
- Some market share ceded, but underlying insurance margins beginning to improve.

OPERATIONAL REVIEW

Our Australian intermediated insurance division, known as CGU, was restructured in April 2008 to integrate IAG's former commercial insurance and business partnerships businesses. The division now includes all insurance sold through intermediaries, including brokers, authorised representatives, financial institutions and motor dealers, predominantly under the CGU and Swann Insurance brands.

CGU's GWP declined by 1.8% compared to the previous year, reflecting our commitment to maintaining disciplined pricing. Targeted rate increases have resulted in a loss of some business, however, we believe we have a responsibility to continue to price insurance at sustainable levels rather than underpricing those risks.

Winning new business in this environment was very difficult, but CGU's ongoing focus on customer relationships has supported retention rates, which remained steady at around 80%.

Profitability continued to be supported by prior years' claims reserve releases, although at lower levels than last year. Our insurance margin reduced by 2.0% for the year, reflecting declining GWP, lower reserve releases and widening credit spreads.

However, the underlying performance is beginning to improve through a focus on profit rather than growth, strict control of expenses and productivity improvements. We also continued to introduce initiatives to differentiate CGU through innovative products and services, such as Right Cover (see case study).

OUTLOOK FOR 2009

GWP growth is expected to remain flat for the coming year as we focus on restoring profitability rather than pursuing unprofitable market share.

The underlying insurance margin is expected to improve as we realise the benefits of targeted rate increases and efficiency initiatives, which will help us deliver a portion of the Group's $130 million annual savings (before tax).


OPEN

CGU'S RIGHT COVER MEANS NO MORE RISKY BUSINESS

CGU's research shows four out of five Australian businesses are underinsured, on average by as much as 38%.

That's why CGU has developed Right Cover, an innovative, simple and cost effective service designed to ensure small businesses get the right level of insurance.

As part of Right Cover, a loss adjuster will review a small business owner's assets, trading profits and insurance requirements and produce a comprehensive report, including insurance recommendations.

When the business owner accepts and implements these recommendations, CGU will increase their insurance policy limit by a further 20% above the recommended levels, at no additional cost.

And while the price of the service, which has been developed to be affordable for small and medium enterprises, is only paid once, these benefits continue to apply to business insurance policies for an agreed period, as CGU will automatically index the sums insured by the consumer price index.

Having the right level of insurance can make all the difference when risk becomes reality.

Right Cover is just one of the ways CGU is developing innovative products and services to differentiate our business and provide superior customer experiences.

SUSTAINABLE INSURANCE PRODUCTS HELP NZI STAND OUT, WHILE HELPING CUSTOMERS REDUCE THEIR CARBON FOOTPRINT.

NEW ZEALAND

FINANCIAL PERFORMANCE	2008	2007
Gross written premium	**$974m**	$968m
Net earned premium	**$845m**	$860m
Insurance profit/(loss)	**$(17)m**	$86m
Insurance margin	**(2.0)%**	10.0%

MAJOR EVENTS IN 2008

- Industry profitability at a seven year low*.
- Claims costs increased significantly, including severe storms and the largest losses from an earthquake for many years.
- Commercial insurance market remained soft, but is improving.

OPERATIONAL REVIEW

GWP grew 2.4% in local currency terms during the year. Offsetting this growth, claims costs increased almost 14% more than the previous year to over $600 million, which contributed to our NZ businesses recording a loss.

The increased claims resulted primarily from severe natural catastrophes, including extreme floods in Northland and an earthquake in Gisborne. Combined, these events cost the general insurance industry more than $90 million*. We also experienced an unusually high number of claims throughout the year, and repair costs rose. As a result, premiums increased across most insurance classes.

In a year of significant claims and hardening rates, it's pleasing to see customer satisfaction remained high at 87%. Retention also remained stable.

In our intermediated business, operating under the NZI brand, we grew our share in key segments, expanded our product range and focused on deepening our strategic business partnerships. We are proud that NZI was awarded Insurer of the Year by the Insurance Brokers Association.

In our direct business, under the State brand, customers were migrated to a new technology platform which will allow a more granular approach to pricing. We were not active in marketing during the migration which contributed to slower growth, but a new campaign is expected to support growth in this business.

OUTLOOK FOR 2009

Our GWP growth and insurance margin are expected to improve as NZI benefits from hardening commercial insurance rates and our direct business regains momentum.

In addition, productivity initiatives have reduced our cost base, and we expect annual savings of $16 million per annum before tax going forward from 2009.

* Source: Insurance Council of New Zealand.



[illegible]

It's not enough to be sustainable yourself. You also need to help others reduce their environmental footprint.

That's the philosophy behind NZI's suite of sustainable insurance products, the first of their kind to be offered to NZ consumers.

NZI's personal insurance policies reward customers for being energy efficient, at home and on the road.

Features of the products include:

- **a 10% discount for those who drive less than 5,000 kilometres a year—or 15% if those customers also drive a hybrid or fuel efficient vehicle;**
- **home building contents cover which enables customers to replace whitegoods with energy efficient equivalents; and**
- **up to an additional $20,000 cover on building claims to install sustainable features when rebuilding after a total loss.**

The products differentiate NZI in a business environment where customers increasingly want to deal with sustainable companies.

Our businesses in NZ are also focusing on their own environmental performance—over the last three years, office paper consumption has fallen by 26%, fuel use has dropped 21% and air travel has reduced by 12%, and we are relocating to a 5 Star Green Star rated office in Auckland.

EQUITY INSURANCE GROUP'S INSUREPINK—PROVIDING AFFORDABLE INSURANCE FOR CANCER SURVIVORS.

UNITED KINGDOM

FINANCIAL PERFORMANCE	2008	2007
Gross written premium	**$1,125m**	$725m
Net earned premium	**$999m**	$592m
Insurance profit	**$28m**	$30m
Insurance margin	**2.8%**	5.1%

MAJOR EVENTS IN 2008

- Challenging operating environment, with increased price competition among private motor underwriters.
- Specialist motor classes continued to trade profitably.
- Revised strategy will lead to scale back of IAG's UK operations.

OPERATIONAL REVIEW

IAG's UK businesses, which contributed around 14% to the Group's GWP in their first full year of operations, recorded an insurance profit of $28 million, down from $30 million achieved in the previous year. Its insurance margin reduced from 5.1% to 2.8% during the year.

The profit decline was driven primarily by deterioration in the performance of our mass market underwriting businesses which were severely impacted by challenging market dynamics, particularly in the private motor insurance sector. As more customers turn to the internet to source insurance, the number of comparison websites or aggregators has grown, leading to considerable price competition, customer churn, narrower margins and a reduced opportunity to benefit from direct contact with customers.

These factors contributed to our decision to revise our strategy in the UK. Moving forward, we will concentrate on being a specialist motor insurance underwriter through Equity Red Star, and will divest or restructure our mass market distribution businesses.

We are pleased to report Equity Red Star maintained its unbroken track record of profitability during the year. We expanded these operations to take advantage of the stable conditions and acquired specialist broking network, Barnett & Barnett, to support distribution.

OUTLOOK FOR 2009

The outlook for our specialist underwriting business, Equity Red Star, is favourable. We expect to benefit from rising rates and our concentration on ongoing underwriting and cost discipline.

While lower revenue growth will result from our decision to scale back our UK operations, we expect to improve profitability as we implement our revised strategy.



After a battle with breast cancer, Fiona Macrae decided to take a holiday to recuperate. The only thing standing in her way was her inability to find reasonably priced travel insurance.

Many insurance companies asked distressing, personal questions, and upped their quotes by at least £150 (around $320) because she had suffered from breast cancer.

Fiona, who is now a Corporate Social Responsibility Executive at Equity Insurance Group, decided to do something about the problem—to develop a travel insurance product.

Now, through the insurepink brand, Equity offers reasonably priced travel insurance to breast cancer sufferers, without distressing questions or loaded premiums. Motor and home insurance are also available.

Fiona's goal was not only to provide affordable insurance, but also to support the groups which support cancer sufferers.

As a result, insurepink supports the Pink Ribbon Foundation with a donation for every policy sold. Currently, more than £1,000 (around $2,100) a week is being raised through travel, motor and household insurance. And we're proud that insurepink was a finalist in the Personal Lines Initiative of the Year category for the UK Broker Awards and for the Insurance Services to Charity Award in the Charity Times Awards.

More recently, insureblue has been launched, offering a similar range of policies, with the addition of motorcycle insurance, for men diagnosed with testicular or prostate cancer. Donations from this are made to Everyman, the UK's leading male cancer campaign.

INDIA PRESENTS A UNIQUE OPPORTUNITY FOR IAG, WITH A POWERFUL COMBINATION OF LOW INSURANCE PENETRATION AND INCREASING CONSUMER DEMAND.

ASIA

FINANCIAL PERFORMANCE	2008	2007
Gross written premium	**$174m**	$168m
Net earned premium	**$132m**	$130m
Insurance profit	**$3m**	$9m
Insurance margin	**2.3%**	6.9%



[illegible]

MAJOR EVENTS IN 2008

- Industry market growth in Thailand and Malaysia constrained, reflecting prevailing economic conditions.
- GWP growth in IAG's existing businesses achieved in local currency terms.
- Continued to pursue selective growth in Malaysia, Thailand, India and China.

OPERATIONAL REVIEW

IAG's Asian division, which represented around 3% of the Group's GWP, plays an important role in the Group's future strategic growth.

During the year, the two markets in which we currently have insurance interests—Thailand and Malaysia—both grew, but at more subdued levels than in recent years.

Our Thai businesses grew GWP around 5% in local currency terms, reflecting strong personal insurance lines growth. However, lower investment income contributed to a decline in the insurance margin of these businesses.

Our 30% joint venture business in Malaysia, AmAssurance, increased GWP around 15% during the year, and recorded a breakeven insurance result.

Plans to increase our Malaysian presence progressed as we continued to work towards increasing our 30% interest in AmAssurance, and AmAssurance entered discussions to acquire the general insurance business of Malaysian Assurance Alliance Bhd.

India and China remained priority growth markets. In India, we entered negotiations to form a general insurance joint venture with the largest bank in that country, the State Bank of India.

OUTLOOK FOR 2009

We expect our Thai operations to deliver organic growth over 8% in GWP and improved profitability, despite ongoing difficult economic conditions. GWP growth in excess of 10% is anticipated from our joint venture in Malaysia.

We expect the joint venture with the State Bank of India to commence trading in 2009. We will also continue to pursue selective strategic growth opportunities in Thailand, Malaysia and China.

India's general insurance sector has grown at a compound annual growth rate of 14% over the last five years, and is predicted to grow 15%-20% per annum over the next 10 years.

Not surprisingly, the market has attracted the attention of many insurers worldwide.

IAG now has a significant advantage ahead of a number of major international insurers, having entered exclusive negotiations to form a general insurance joint venture with the country's largest bank, the State Bank of India.

With over 100 million customers, State Bank of India has one of the most trusted brands in India, a heritage dating back over 200 years and is included in Fortune's Global 500.

A joint venture will allow us to combine our core capabilities with the local knowledge and distribution network of one of the largest and most recognised financial services organisations in India.

IAG will bring to the partnership technical and underwriting expertise and capability in pricing and risk management, as well as a proven ability to work successfully with partners in the Asian region.

We expect the joint venture to commence operations in 2009.

This will be a significant step in IAG's Asian expansion strategy, designed to provide medium term growth to supplement our operations in our home markets of Australia and NZ.

AT IAG, SUSTAINABILITY IS ABOUT BRINGING THE FUTURE INTO TODAY'S DECISION MAKING FOR THE BENEFIT OF OUR BUSINESS, CUSTOMERS, SHAREHOLDERS AND COMMUNITIES.

SUSTAINABILITY

For an insurance company, the future is even more important than the present.

Our long term viability depends on our ability to calculate risk based on what we believe will happen not just today, but days, months and years from now. Long term thinking is critical to our success.

Climate change continues to present significant potential risks to the insurance sector. Our collaborative research with the Australian Climate Group this year revealed that the impacts of climate change appear to be arriving sooner and are more severe than the projections made by the Intergovernmental Panel on Climate Change in 2007. Arctic sea ice is melting faster than anticipated, with more rapid consequences for sea level rise, sea surface temperatures and air currents. As a society we need to be prepared to experience more frequent and intense weather events. As an insurer, our challenge is to approach these uncertain risks in a way that is proactive, adaptive and innovative.

This year, we launched several new 'green' insurance products through our NZ business (see page 14). These products provide our customers with an incentive to reduce their own environmental impact while maintaining the delivery of high quality service and peace of mind for our customers.

We continued to take action to reduce our own environmental footprint in line with our commitment to being carbon neutral by 2012. This year, we have reduced our overall CO_2e emissions by 2.2%. This has been achieved primarily by reducing our air travel, and we also continued to actively manage the energy efficiency in the buildings we occupy. Our progress is summarised in the table on page 20.

Our sustainability is also dependent on balancing our social responsibility to the communities in which we operate, our people and our customers. Socially responsible product innovation in our UK operations saw the launch of **insurepink**, insurance policies specifically developed to allow people diagnosed with breast cancer access to affordable cover, while also supporting a UK breast cancer charity, the Pink Ribbon Foundation (see page 15).

Our people are a vital part of ensuring that we are a high performing, customer focused operation. We know that our business sustainability is important to them. In our annual employee survey this year, 72% of our people indicated that they value IAG's focus on balancing its social, environmental and financial responsibilities. We have found innovative ways to enhance flexibility in our workforce, for example through our programs which encourage working from home (see page 19). Overall engagement remains stable and the initiation of a proactive performance management culture has seen some of our leaders actively working to lift engagement levels within their teams.

We are proud to be included again in the Global 100 Most Sustainable Corporations in the World and Dow Jones Sustainability Indexes. While recognising that these industry benchmarks illustrate our leadership in being a sustainable business, we are committed to continuous improvement. We rise to the challenge of exploring new ways to maintain our leadership position whilst delivering superior experiences for all of our stakeholders and creating shareholder value.

OUR SUSTAINABILITY PERFORMANCE IS GLOBALLY RECOGNISED

Dow Jones Sustainability Indexes

Dow Jones Sustainability Indexes
Ranked one of the world's most sustainable companies. We have been ranked a global sector leader since 2006.

Global 100
Rated one of the Global 100's Most Sustainable Corporations, World Economic Forum.

CARBON DISCLOSURE PROJECT

Carbon Disclosure Project
One of only 25 companies included in the Australia and NZ Goldman Sachs JBWere Climate Disclosure Leadership Index in 2007.

FTSE4Good

FTSE4Good
A member of the FTSE4Good Index since 2005.

An independent third party statement by IAG's Expert Community Advisory Committee (ECAC) that comments on IAG's performance and emerging challenges in relation to economic, social, environmental and cultural outcomes can be viewed online at www.iag.com.au/sustainable/advisory. ECAC comments on performance against internationally agreed indicators in all four domains, provides advice and guidance, and challenges IAG to be a leader in relation to sustainability, social responsibility, workforce development and financial performance.

IN A GREEN FIRST FOR QUEENSLAND AND AUSTRALIA, NRMA INSURANCE LAUNCHED THE CARBONATORS CAMPAIGN.

CUSTOMER AND COMMUNITY PERFORMANCE INDICATORS

We continued to achieve a high level of customer satisfaction in 2008 across our businesses. We are a member of the London Benchmarking Group and are beginning to define our community investment in accordance with their principles.

	2008		2007	
	AU	NZ	AU	NZ
Customer				
Business volume	**11.9m**	**2.3m**	11.8m	2.3m
Customer satisfaction	**84**	**87%**	83	85%
Community				
Community investment	**A$11.6m**	**NZ$0.7m**	A$12.0m	NZ$1.1m

COMMUNITY INVESTMENT BY TYPE—AUSTRALIA
For the year ended 30 June 2008



● Sponsorships ● Promotion ● Administration
○ Donations ○ Volunteer hours ○ Research and development


NRMA
INSURANCE

Photo courtesy of [illegible]

CARBONATORS: BENEFITING OUR CUSTOMERS AND THE COMMUNITY

Enlisting help from the National Rugby League team it sponsors, the Brisbane Broncos—with select players starring as the Carbonators—NRMA Insurance went to market in August 2007 with an advertising campaign and product offer that would mobilise Queenslanders to go green with their car insurance.

By offsetting one tonne of carbon emissions for every new comprehensive car insurance customer at no extra cost to customers, the Carbonators campaign not only put climate change front of mind for many Queenslanders, but made it easy for customers to reduce their own carbon footprint.

NRMA Insurance Queensland State Manager Brett Robinson said the initiative made sense for an insurer and its customers.

"As an insurer in Queensland, NRMA Insurance is genuinely concerned about the effects of climate change and its impact on our communities, our business and our customers," he said.

"Research shows a link between increased global temperature and more severe weather events, and we know that carbon emissions are one of the largest contributors to global warming. Carbonators was a great initiative to differentiate our brand and help our customers better understand their impact on the environment, by giving them a simple means to reduce it."

As at June 2008, the Carbonators campaign had helped Queenslanders offset the same amount of carbon emissions as removing around 9,000 cars from the roads for one year.

A NEW WORK FROM HOME PROGRAM GIVES OUR PEOPLE FLEXIBILITY AND LETS NRMA INSURANCE RETAIN QUALITY EMPLOYEES.

EMPLOYEE PERFORMANCE INDICATORS

Many of our employee indicators remained stable this year. We will continue to implement programs that support the engagement and development of our people.

		2008		2007	
		AU	NZ	AU	NZ
Workforce					
Full time versus	Full time	**83%**	**90%**	83%	90%
part time employees	Part time	**17%**	**10%**	17%	10%
Total head count		**9,909**	**2,072**	10,185	2,106
Staff turnover		**20.3%**	**20.3%**	19.5%	22.4%
Absenteeism		**4.7%**	**4.2%**	4.4%	4.3%
Employees represented by unions		**13.4%**	**47.9%**	15.4%	52.9%
Employee engagement					
Engagement survey response rate		**78%**	**83%**	82%	90%
Employee engagement score		**61%**	**51%**	61%	55%
Representation of men and women					
Male to female annual salary ratio		**A$1.37:1**	**NZ$1.30:1**	A$1.37:1	NZ$1.28:1
Women in senior management positions		**34%**	**20%**	32%	20%
Women in executive positions		**31%**	**25%**	25%	13%
Workplace health and safety					
Lost time injury frequency rate		**3.6**	**0.9**	6.2	1.2



WORKING FROM HOME

A 30 second commute and a $30 saving—it's all in a day's work for Suzi Nicolaou.

Suzi, an Insurance Solutions Consultant with NRMA Insurance, is one of a growing band of NRMA Insurance call centre employees who work from home.

Suzi said the change has made a difference to her family and her bank balance.

"It's made a difference to my family life, especially as I have young children. I can work in school hours and I don't have to worry about after school care for the kids," she said.

"I'm also saving up to $30 a day on parking, food and petrol. I'm only working part time so that $30 makes a big difference."

The program is an important part of NRMA Insurance's strategy to attract and retain staff in an increasingly competitive employment market.

The employees taking part in the program have access to the same systems as call centre based staff, and interact with NRMA Insurance customers in the same way.

What is different is the level of flexibility they now have.

"The flexibility that I get from working at home is important to me—it's one of the factors that makes me want to stay in this role," said Suzi.

MANAGING $10 BILLION IN FUNDS ON BEHALF OF OUR POLICYHOLDERS AND SHAREHOLDERS IS A RESPONSIBILITY WE TAKE VERY SERIOUSLY.

ENVIRONMENTAL PERFORMANCE INDICATORS

In line with our 2012 carbon neutral commitment, we've made progress in reducing our CO_2e emissions this year. The biggest savings have been achieved through reduced air travel. We will continue to support initiatives that improve the energy efficiency of the buildings we occupy so that we can reduce our electricity consumption.

	2008		2007	
	AU	NZ	AU	NZ
Environmental				
CO_2e (tonnes)	**58,306**	**2,911**	59,376	3,200
CO_2e (tonnes/FTE)	**6.5**	**1.5**	6.4	1.6
TOT fuel consumption (kL)*	**3,049**	**397**	2,720	392
TOT fuel consumption (kL/vehicle)*	**3.4**	**1.8**	3.0	1.7
Air travel (km millions)	**26.2**	**4.4**	35.9	7.2
Air travel (km/FTE)	**2,926**	**2,173**	3,894	3,526
Electricity (MWh)	**40,197**	**5,416**	39,521	5,594
Electricity (MWh/FTE)	**4.5**	**2.7**	4.3	2.8
Office paper (tonnes)	**320**	**51**	375	58
Office paper (kg/FTE)	**35.7**	**25.6**	40.6	28.6
Print paper (tonnes)	**1,512**	**300**	1,644	198
Print paper (kg/business volume)	**0.13**	**0.13**	0.14	0.09
Recycled waste (tonnes)	**740**	**114**	653	121
Recycled waste (kg/FTE)	**83**	**57**	71	60

* In 2008, LPG and diesel have been included in Australian tool of trade (TOT) fleet fuel, in addition to petrol. Previous years reported petrol consumption only.

AUSTRALIA AND NZ CO_2e EMISSIONS PROFILE
For the year ended 30 June 2008



● **Electricity** ● **TOT fleet fuel**
● **Air travel** ○ **Print paper** ○ **Office paper**

Pages 17 to 20 contain a summary of IAG's performance against sustainability measures. This content has been independently assured by Net Balance Management Group whose assurance statement can be viewed at www.iag.com.au/sustainable/assurance. Additional information can be viewed on our website at www.iag.com.au/sustainable.

Definitions of terms used on these pages can be found on our website.



INVESTING SUSTAINABLY

IAG is committed to generating optimal returns when making decisions about how to invest its funds.

We also align our investment philosophy with our broader sustainability framework, and for some of our investments, this means targeting opportunities to support environmental, social and governance (ESG) issues.

IAG has taken this approach for some years. We were a foundation investor in Generation Investment Management (GenerationIM), established in 2004 by six founding partners including former US vice president Al Gore.

GenerationIM's International Equity Fund was one of the first to integrate sustainability research within a rigorous fundamental equity analysis framework. We are pleased that our investment in this fund has performed well against benchmarks.

During the past year, through our newly established Sustainable Investment Fund, we invested in a new offering from GenerationIM—the Climate Solutions Fund—which invests in companies that are part of the solution to climate change.

We also invested in the Arkx Carbon Fund, which aims to deliver long term returns for investors while contributing to a low carbon economy, and in a microgeneration wind turbine developer.

We became a signatory to the UN Principles for Responsible Investment, a set of voluntary and aspirational principles to help incorporate ESG issues into investment decision making. As part of our responsibility as a signatory, we will encourage our external fund managers to sign.

FIVE YEAR FINANCIAL SUMMARY.

All financial information for 2004 was prepared under previous Australian Accounting Standards (before applying International Financial Reporting Standards).

	2008 $M	2007 $M	2006 $M	2005 $M	2004 $M
Gross written premium	**7,793**	7,381	6,435	6,673	6,427
Gross earned premium	**7,765**	7,207	6,537	6,561	6,265
Reinsurance expense	**(470)**	(464)	(405)	(417)	(402)
Net earned premium	**7,295**	6,743	6,132	6,144	5,863
Net claims expense	**(5,155)**	(4,474)	(3,900)	(4,090)	(3,815)
Underwriting expenses	**(2,124)**	(1,862)	(1,699)	(1,624)	(1,500)
Underwriting profit	**16**	407	533	430	548
Investment income on assets backing insurance liabilities	**432**	360	310	516	244
Insurance profit	**448**	767	843	946	792
Investment income from equity holders' and external funds[1]	**41**	320	537	500	508
Other operating revenue	**487**	463	218	179	216
Share of net profit/(loss) of associates	**(3)**	5	2	–	–
Finance costs	**(101)**	(119)	(86)	(69)	(57)
Corporate and administration expenses	**(601)**	(455)	(265)	(258)	(268)
Amortisation expenses and impairment charges of intangible assets and goodwill[2]	**(407)**	(73)	(14)	(13)	(118)
Financial services and life insurance result (net)	**–**	–	–	–	18
Gain on disposal of ClearView retirement services	**–**	–	–	–	61
Profit/(loss) before income tax	**(136)**	908	1,235	1,285	1,152
Income tax expense	**(90)**	(279)	(373)	(357)	(346)
Net profit/(loss)	**(226)**	629	862	928	806
Net profit attributable to minority interests	**(35)**	(77)	(103)	(117)	(141)
Net profit/(loss) attributable to equity holders of Insurance Australia Group Limited	**(261)**	552	759	811	665
Ordinary equity holders' equity ($ million)	**4,204**	4,660	3,491	3,378	2,999
Total assets ($ million)	**19,380**	21,637	16,972	17,102	16,291
PREMIUM GROWTH					
Gross written	**5.6%**	14.7%	(3.6%)	3.8%	24.8%
Net earned	**8.2%**	10.0%	(0.2%)	4.8%	26.5%
KEY RATIOS					
Loss ratio	**70.7%**	66.4%	63.6%	66.6%	65.1%
Expense ratio	**29.1%**	27.6%	27.7%	26.4%	25.6%
Combined ratio	**99.8%**	94.0%	91.3%	93.0%	90.7%
Insurance margin[3]	**6.1%**	11.4%	13.7%	15.4%	13.5%
After tax return on ordinary equity[4]	**(5.9%)**	13.5%	22.1%	24.5%	21.1%
SHARE INFORMATION					
Dividends per ordinary share—fully franked (cents)	**22.50**	29.50	42.00	26.50	22.00
Basic earnings per ordinary share (cents)	**(14.29)**	32.79	47.66	49.31	37.87
Ordinary share price at 30 June ($) (ASX: IAG)	**3.47**	5.70	5.35	6.01	5.00
Reset preference share price at 30 June ($) (ASX: IAGPA)	**85.00**	99.80	101.80	103.90	104.70
Reset exchangeable securities price at 30 June ($) (ASX: IANG)	**81.89**	100.09	100.00	99.00	n/a
Issued ordinary shares (million shares)	**1,878**	1,794	1,595	1,594	1,591
Issued reset preference shares (million shares)	**4**	6	6	6	6
Market capitalisation (ordinary shares) at 30 June ($ million)	**6,517**	10,226	8,533	9,582	7,954
Net tangible asset backing per ordinary share ($)	**0.93**	0.90	1.22	1.18	0.96

1 This included an unrealised gain on embedded derivatives of $69 million for 2008.
2 This included impairment charges for acquired identifiable intangible assets and goodwill of $342 million for 2008.
3 Insurance margin is a ratio of insurance profit over net earned premium.
4 Net profit/(loss) attributable to ordinary equity holders to average ordinary equity holders' equity.

THE BOARD.

IAG'S BOARD OF DIRECTORS IS COMMITTED TO ATTAINING THE HIGHEST LEVEL OF CORPORATE GOVERNANCE TO ENSURE SHAREHOLDERS' BEST INTERESTS ARE BEING SERVED.



JAMES STRONG
AO
Chairman and independent non-executive director

Appointed Chairman in August 2001. Member of the IAG Nomination, Remuneration & Sustainability Committee. Chairman of Woolworths Limited, Rip Curl Group Pty Limited and the Australia Council for the Arts. Director of Qantas Airways Limited and the Australian Grand Prix Corporation.



MICHAEL WILKINS
BCom, MBA, DLI, FCA
Managing Director and Chief Executive Officer

Appointed Managing Director and Chief Executive Officer in May 2008 after joining as Chief Operating Officer and a director in November 2007. Non-executive director of Maple-Brown Abbott Limited.



YASMIN ALLEN
BCom, FAICD
Independent non-executive director

Appointed in November 2004. Chairman of the IAG Audit Committee and member of the IAG Nomination, Remuneration & Sustainability Committee. Director of Macquarie Specialised Asset Management (chairman of its Audit Committee) and Salvation Army Advisory board.



PHILLIP COLEBATCH
BE (Hons), BSc, DBA, SM
Independent non-executive director

Appointed in January 2007. Member of the IAG Risk Management & Compliance Committee. Non-executive director of Lend Lease Corporation Limited and Man Group plc.



HUGH FLETCHER
BSc/BCom, MCom (Hons), MBA
Independent non-executive director

Appointed in September 2007. Member of the IAG Audit Committee. Non-executive director of the Reserve Bank of New Zealand, Fletcher Building Limited, Rubicon Limited and Vector Limited, and Chancellor of The University of Auckland.



NEIL HAMILTON
LLB
Independent non-executive director

Appointed in June 2000. Member of the IAG Risk Management & Compliance Committee. Chairman of IRESS Market Technology Limited, Mount Gibson Iron Limited and Northern Iron Limited. Director of Metcash Limited and Programmed Maintenance Services Limited.



ANNA HYNES
BSc (Hons), MBA
Independent non-executive director

Appointed in September 2007. Member of the IAG Risk Management & Compliance Committee. Previously a non-executive director of Promina Group Limited and Country Road Limited.



ROWAN ROSS
BEc, BCom, FCPA, SF Fin
Independent non-executive director

Appointed in July 2000 and acted as Chairman from April to August 2001. Chairman of the IAG Risk Management & Compliance Committee and member of the IAG Nomination, Remuneration & Sustainability Committee. Chairman of Macquarie Capital Alliance Group, Sydney IVF Limited and Brandenburg Ensemble Limited and a director of the Australian Major Performing Arts Group.



BRIAN SCHWARTZ
FCA, AM
Independent non-executive director

Appointed in January 2005. Chairman of the IAG Nomination, Remuneration & Sustainability Committee and a member of the IAG Audit Committee. Chief executive of Investec Bank (Australia) Limited and deputy chairman of the board of Football Federation Australia Limited.



PHILIP TWYMAN
BSc, MBA, FIA, FIAA, FAICD
Independent non-executive director

Appointed in July 2008. Director of Swiss Re (Australia), Perpetual Limited, ANZ Lenders Mortgage Insurance Limited, Tokio Marine Management (Australasia) Pty Ltd and Medibank Private Limited.

BOARD CHANGES

Neil Hamilton and Rowan Ross will retire from the board on 31 August 2008. Full biographical details of all directors are contained in IAG's 2008 annual report.

DIRECTOR AND EXECUTIVE REMUNERATION.

IAG's approach to executive remuneration is to ensure IAG can attract and retain talented people. Building and retaining a high quality management team will enable IAG to achieve superior performance and create shareholder value.

NON-EXECUTIVE DIRECTORS	SHORT TERM EMPLOYMENT BENEFITS		POST EMPLOYMENT BENEFITS		OTHER LONG TERM EMPLOYMENT BENEFITS	TERMINATION BENEFITS	SHARE BASED PAYMENT	TOTAL
	IAG board fees received as cash $000	Other boards and committees fees $000	Super-annuation $000	Retirement benefits $000	$000	$000	IAG board fees received as IAG shares $000	$000
James Strong Chairman and independent non-executive director	238	195	58	–	–	–	213	704
Yasmin Allen Independent non-executive director	128	66	13	–	–	–	28	235
Phillip Colebatch Independent non-executive director	79	115	15	–	–	–	71	280
Hugh Fletcher Independent non-executive director Appointed 1 September 2007	46	90	13	–	–	–	79	228
Neil Hamilton Independent non-executive director	27	43	13	–	–	–	128	211
Anna Hynes Independent non-executive director Appointed 1 September 2007	108	14	12	–	–	–	18	152
Rowan Ross Independent non-executive director	79	52	18	–	–	–	71	220
Brian Schwartz Independent non-executive director	112	50	13	–	–	–	43	218
Directors who retired during the year								
John Astbury Independent non-executive director Retired 31 August 2007	17	8	3	184	–	–	4	216
Geoffrey Cousins Independent non-executive director Retired 31 August 2007	17	3	2	169	–	–	4	195

The tables on pages 23 and 24 provide an extract from our 2008 remuneration report which is contained in the IAG annual report, available at www.iag.com.au. The remuneration report details the remuneration received during the year by IAG's directors and executives having the greatest authority and responsibility for planning, directing and controlling the activities of IAG, otherwise known as key management personnel (KMP), and includes an explanation of remuneration components and individual circumstances.

DIRECTOR AND EXECUTIVE REMUNERATION CONTINUED

EXECUTIVES

	SHORT TERM EMPLOYMENT BENEFITS			POST EMPLOYMENT BENEFITS	OTHER LONG TERM EMPLOYMENT BENEFITS	TERMINATION BENEFITS	SHARE BASED PAYMENT		TOTAL
	Base salary $000	Short term incentives $000	Other $000	Super-annuation $000	Long service leave accruals $000	$000	Value of deferred 2007 STI granted as DARs $000	Value of DARs/EPRs/PARs/shares granted $000	$000
Michael Wilkins Managing Director and Chief Executive Officer KMP since 26 November 2007	857	395	–	78	4	–	–	133	1,467
Justin Breheny Chief Executive Officer, Asia	736	226	–	89	6	–	115	261	1,433
Nicholas Hawkins Chief Executive Officer, NZ[1]	648	137	57	89	10	–	115	303	1,359
Jacki Johnson Chief Executive Officer, eVentures	726	280	–	50	13	–	138	232	1,439
Leona Murphy Group Executive, Business Services[2] KMP since 3 December 2007	270	145	–	35	1	–	–	18	469
Neil Utley Chief Executive Officer, UK	978	590	–	127	–	–	90	202	1,987
Duncan West Chief Executive Officer, CGU KMP since 29 January 2008	358	229	–	43	2	–	–	20	652
Executives who were key management personnel during the year, but will cease in the 2009 financial year									
Tony Coleman Chief Risk Officer and Group Actuary	713	538	–	93	17	–	134	395	1,890
Christine McLoughlin Group Executive, Strategy, People & Reputation	699	421	–	50	8	–	100	233	1,511
Jan van der Schalk Chief Executive Officer, Asset Management & Reinsurance	634	360	–	50	10	–	69	267	1,390
George Venardos Chief Financial Officer	826	594	–	100	27	–	149	464	2,160
Executives who ceased as key management personnel									
Michael Hawker Former Chief Executive Officer and Managing Director KMP until 26 May 2008	1,561	1,565	–	45	(77)	1,939	174	(1,446)	3,761
David Issa Former Chief Executive Officer, Direct Insurance KMP until 4 July 2008	858	784	–	50	45	1,075	142	405	3,359
Sam Mostyn Former Group Executive, Culture & Reputation KMP until 15 October 2007	155	112	–	21	2	–	32	87	409
Mario Pirone Former Chief Executive Officer, CGU KMP until 29 January 2008	806	580	–	50	29	725	119	408	2,717

1 Nicholas Hawkins was appointed Chief Financial Officer, effective from 29 August 2008. Ian Foy will become Chief Executive Officer, NZ.
2 Leona Murphy was appointed Group Executive, Corporate Office, effective from 29 August 2008.

USEFUL INFORMATION.

ONLINE INFORMATION

To view the 2008 annual report and other important information about IAG, and to manage your shareholding online, visit IAG's website at www.iag.com.au. You can also register to receive email news alerts when IAG makes important announcements.

ANNUAL GENERAL MEETING 2008

IAG's AGM will be held on Tuesday 11 November 2008 at 10am at the Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000, Australia. Details of the meeting, including how to vote, are contained in our notice of meeting which has been mailed to shareholders and is available online at www.iag.com.au.

KEY DATES FOR 2008 AND 2009*

Financial year end	30 June 2008
Full year results and dividend announced	22 August 2008
Final dividend for ordinary shares	
– Record date	3 September 2008
– Payment date	3 October 2008
Annual general meeting	11 November 2008
Half year end	31 December 2008
Half year results and dividend announced	27 February 2009
Interim dividend for ordinary shares	
– Record date	11 March 2009
– Payment date	8 April 2009

* Please note dates are subject to change. Any changes will be published via a notice to the ASX.

KEY CONTACT DETAILS

SHARE REGISTRY

Computershare Investor Services Pty Limited
GPO Box 4709
Melbourne VIC 3001
Australia

Hand deliveries
Level 2
60 Carrington Street
Sydney NSW 2000
Australia

Telephone
Within Australia 1300 360 688
Outside Australia +61 (0)3 9415 4210
Fax +61 (0)3 9473 2470
Email iag@computershare.com.au

REGISTERED OFFICE

Insurance Australia Group Limited
Level 26
388 George Street
Sydney NSW 2000
Australia

Telephone +61 (0)2 9292 9222
Fax +61 (0)2 9292 8072

Website www.iag.com.au
Email investor.relations@iag.com.au


IN BLACK
& WHITE.
THE FIGURES:
IN BLACK
& WHITE.
ANNUAL REPORT 2008
IAG

ABOUT THIS REPORT

This is IAG's first annual review. It contains a summary of IAG's performance for the 2008 financial year. Detailed information is contained in IAG's annual report which is available by contacting our Share Registry or by visiting www.iag.com.au.

OUR MAJOR BRANDS

Australia

NRMA INSURANCE · SGIO · SGIC · RACV[1] · CGU · Swann Insurance

New Zealand

STATE · NZI

United Kingdom

Equity Red Star · Equity Insurance Brokers · Barnett & Barnett · Hastings Direct

Asia

NZI · [2] · AmAssurance[3]

100% owned unless indicated [1] RACV is via a distribution relationship and underwriting joint venture with RACV Ltd. [2] 96% voting rights. [3] 30% owned.

We are committed to minimising our impact on the environment. This report is printed on environmentally responsible paper

Tudor RP 100% Recycled is manufactured under Environmental Management System ISO 14001. Fibrous raw materials used in the manufacture of Tudor RP 100% Recycled contains 100% pre consumer and post consumer waste fibre sourced from printers' waste, converting waste and office waste. No additional bleaching is used in the recycling process.

We've also used organic vegetable based inks

Organic inks circumvent the hazardous effects of the solvents in ink, because they use vegetable based oils such as linseed, canola or soy instead of petroleum based oils. Vegetable based oils are, unlike petroleum, a renewable source, and are biodegradable. Organic inks send little or no volatile organic compounds into the air, and produce less toxic waste.

We're pleased with the savings

By providing the option of this new summary annual review and reducing the number of copies as a result of changes to the law governing corporations, we have saved 86 tonnes of paper from the previous year's annual report print run, which amounts to more than 2,000 trees; 170 barrels of oil; 2.4 million litres of water; and 350,000 kWh electricity.

WWW.IAG.COM.AU

82-34821

WHERE WE'LL BE.

IAG's 2008 annual general meeting will be held on Tuesday 11 November 2008 from 10am at the Wesley Conference Centre, 220 Pitt Street, Sydney. It will be webcast at www.iag.com.au/results/agm.



PICCADILLY SHOPPING CENTRE CARPARK
GALERIES VICTORIA MONORAIL STATION
QUEEN VICTORIA BUILDING
TOWN HALL TRAIN STATION
MARTIN PLACE
KING STREET
MARKET STREET
DRUITT STREET
PARK STREET
BATHURST STREET
LIVERPOOL STREET
GEORGE STREET
PITT STREET
CASTLEREAGH STREET
ELIZABETH STREET
MACQUARIE STREET
WESLEY CONFERENCE CENTRE
P

TRAIN

BUS

MONORAIL

PARKING

INFORMATION ABOUT IAG



THE FIGURES: IN BLACK & WHITE.
IN BLACK & WHITE.
ANNUAL REPORT 2008

IAG

CONTENTS	PAGE

LETTER FROM THE CHAIRMAN.

17 September 2008

Dear Shareholder

I am pleased to invite you to attend the 2008 annual general meeting (AGM) of Insurance Australia Group Limited (IAG).

The meeting will be held at the Wesley Conference Centre, 220 Pitt Street, Sydney on Tuesday 11 November 2008, commencing at 10am. A map with directions to the venue can be found on the inside front cover of this booklet. The meeting will also be webcast live and may be viewed at www.iag.com.au/results.agm. An archive of the webcast will be made available on the site shortly after the meeting.

The following pages contain details on the items of business that you have the opportunity to vote on at the meeting, as well as explanatory notes and voting procedures.

At this year's meeting, you will be asked to vote on:

- the re-election of two directors and the election of one director. Four candidates are standing for the three board positions; and
- the adoption of the remuneration report as required by the Corporations Act 2001. The remuneration report is set out on pages 16 to 29 of the 2008 annual report.

If you are unable to attend the meeting in person, you may vote your shares directly or appoint a proxy to act on your behalf. You may register voting instructions electronically at www.iag.com.au or complete and mail the enclosed voting form using the pre addressed envelope provided. Alternatively you may lodge your voting form by fax to +61 (0)2 8235 8220 or hand deliver your voting form to our Share Registry.

If you have any questions about the items of business, please contact the IAG Share Registry on 1300 360 688 if calling within Australia or +61 (0)3 9415 4210 outside Australia.

I look forward to seeing you at the meeting.

Yours sincerely



JAMES STRONG
Chairman

ITEMS OF BUSINESS.

A. RECEIPT OF FINANCIAL STATEMENTS AND REPORTS

To receive and consider the company's financial statements and reports for the financial year ended 30 June 2008.

B. ELECTION OF DIRECTORS

RESOLUTION 1

To re-elect as a director Brian Schwartz who retires by rotation in accordance with the company's Constitution, and being eligible, offers himself for re-election.

RESOLUTION 2

To re-elect as a director James Strong who retires by rotation in accordance with the company's Constitution, and being eligible, offers himself for re-election.

RESOLUTION 3

To elect as a director Richard Talbot.

RESOLUTION 4

To elect as a director Philip Twyman.

The chairman and the other directors intend to vote open proxies given to them 'against' the election of Richard Talbot and 'for' the election of Messrs Schwartz, Strong and Twyman.

There are four candidates standing for three board positions. Only three candidates may be elected.

In order to be re-elected or elected a candidate must receive more votes validly cast in favour of their election than against. If all candidates receive such a majority, the three candidates receiving the most votes in favour of their election will be elected as directors. Votes against the candidates will be disregarded for this part of the count.

C. ADOPTION OF REMUNERATION REPORT

RESOLUTION 5

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the company's remuneration report for the financial year ended 30 June 2008 be adopted."

In accordance with the Corporations Act 2001, the vote on the adoption of the company's remuneration report for the financial year ended 30 June 2008 is advisory only and does not bind the directors or the company.

ABOUT VOTING.

VOTING OPTIONS

DIRECT

A direct vote will enable shareholders to vote on resolutions considered at the AGM by lodging their votes with the company prior to the meeting. Direct voting will enable shareholders to exercise their voting rights without the need for the shareholder to attend the meeting or appoint a proxy.

Please note, a shareholder who has cast a direct vote may attend the AGM, however, their attendance cancels the direct vote unless the shareholder instructs the company or the Share Registry otherwise.

PROXY

A shareholder who is entitled to attend and cast a vote at the meeting has a right to appoint a proxy to attend and vote instead of the shareholder. The proxy need not be a shareholder of the company and may be a corporation (and any corporation so appointed may then nominate an individual to exercise its powers at meetings). A shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes which each proxy is appointed to exercise. If the proxy appointments do not specify the proportion or number of the shareholder's votes that each proxy may exercise, each proxy may exercise half of the shareholder's votes.

If a shareholder appoints the chairman of the meeting as proxy and does not direct the chairman of the meeting how to vote on an item of business, the chairman of the meeting will vote in favour of each of the proposed resolutions set out in the notice of meeting except for resolution 3.

LODGEMENT

To be valid, voting forms or electronic voting instructions must be received by the company's Share Registry, Computershare Investor Services Pty Limited, in Sydney before 10am on Sunday 9 November 2008 (voting deadline).

Voting forms may be submitted in one of the following ways:

- online at www.iag.com.au. You will need information shown on your voting form to register your vote online;
- by post in the pre addressed envelope provided. Please allow sufficient time so that it reaches Computershare Investor Services Pty Limited by the voting deadline;
- by facsimile to Computershare Investor Services Pty Limited on +61 (0)2 8235 8220; or
- by hand delivery to Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000, Australia.

Hand delivery of voting forms to any other Computershare Investor Services or IAG office should allow sufficient time for delivery to the Computershare Investor Services Pty Limited, Sydney office by the voting deadline.

CORPORATE REPRESENTATIVES

Any corporate shareholder wishing to appoint a person to act as its representative at the AGM may do so by providing that person with:

- a letter or certificate authorising him or her as the company's representative, executed in accordance with the company's constitution; or
- a copy of the resolution appointing the representative, certified by a secretary or director of the corporate shareholder.

POWER OF ATTORNEY

If a shareholder has appointed an attorney to attend and vote at the meeting, or if the voting form is signed by an attorney, the power of attorney (or a certified copy of the power of attorney) must be received by the company's Share Registry, Computershare Investor Services Pty Limited by the voting deadline, unless this document has been previously lodged with the company's Share Registry for notation.

Powers of attorney may be submitted by post or by hand delivery to Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000, Australia.

SHAREHOLDERS ELIGIBLE TO VOTE

As determined by the board of directors, only persons who hold ordinary shares in the company as at the voting deadline will be eligible to vote at the meeting.

Dated at Sydney on 17 September 2008.

By order of the board of directors.



GLENN REVELL
Group Company Secretary

EXPLANATORY NOTES.

The following notes explain the items of business to be discussed at IAG's 2008 AGM. The notes are set out in the order of the items in the notice of meeting and should be read with the notice.

A. RECEIPT OF FINANCIAL STATEMENTS AND REPORTS

The financial results for the year ended 30 June 2008 are set out in the annual report sent to those shareholders who elected to receive it by post or elected to receive it online. A copy of the 2008 annual report is available online at www.iag.com.au/results/reports/index.shtml.

WHY ARE THE FINANCIAL REPORTS BEING PRESENTED TO SHAREHOLDERS?
It is a requirement under the Corporations Act 2001 to present the financial report, directors' report, and auditor's report of the company and the consolidated entity at the AGM. Shareholders will be given a reasonable opportunity at the AGM to ask questions and make comments on the financial report and other reports and on the business operations and management of the company.

During discussion of this item, the company's auditor will be present and will answer qualifying questions.

QUESTIONS FOR THE AUDITOR
If you would like to submit a written question to the company's auditor, please post your question in the pre addressed envelope provided or send it by fax to +61 (0)2 8235 8220. Questions may also be lodged as part of the online voting process.

Questions must relate to the content of the auditor's report to be considered at the AGM or the conduct of the audit. A list of qualifying questions received will be made available at the AGM.

Please note that all questions must be received at least five business days before the AGM, that is, by no later than Tuesday 4 November 2008.

B. ELECTION OF DIRECTORS

RESOLUTIONS 1, 2, 3 AND 4
Background Information
The Australian Securities Exchange (ASX) Listing Rules require the company to hold an election of directors in each year. The Constitution of the company requires one third of eligible directors to retire from office at each AGM.

Brian Schwartz and James Strong retire by rotation in accordance with the company's Constitution and offer themselves for re-election at this year's AGM.

Richard Talbot, who is not currently a director, offers himself for election to the board.

Philip Twyman was appointed as a director on 9 July 2008, and offers himself for election at this year's AGM.

James Strong, Chairman, and the other directors intend to vote open proxies given to them 'against' the election of Richard Talbot and 'for' the election of Messrs Schwartz, Strong and Twyman.

WHO IS STANDING FOR RE-ELECTION
Resolution 1
BRIAN SCHWARTZ
FCA, AM
Brian Schwartz was appointed as a director of IAG in January 2005. He is Chairman of the IAG Nomination, Remuneration & Sustainability Committee and a member of the IAG Audit Committee.

Brian is also Chief Executive of Investec Bank (Australia) Limited, and Deputy Chairman of the board of Football Federation Australia Limited.

Previously, Brian was with Ernst & Young Australia from 1979 to 2004 becoming its chief executive in 1998. He was a member of Ernst & Young's global board and managing partner of the Oceania region.

Brian was appointed a Member of the Order of Australia in 2004 for his services to business and the community.

Directorships of other listed companies held in past three years:

- None.

What do the directors recommend
The other directors recommend that you vote in favour of the resolution.

Resolution 2
JAMES STRONG
AO
James Strong was appointed Chairman of IAG in August 2001. He is a member of the IAG Nomination, Remuneration & Sustainability Committee.

James is also Chairman of Woolworths Limited, Rip Curl Group Pty Limited and the Australia Council for the Arts. He is a director of Qantas Airways Limited and the Australian Grand Prix Corporation.

James was formerly chief executive and managing director of Qantas Airways Limited from 1993 to 2001, group chief executive of DB Group Limited in New Zealand, national managing partner and later chairman of law firm Corrs Chambers Westgarth, chief executive of Trans Australian Airlines (later Australian Airlines) and executive director of the Australian Mining Industry Council.

He has been admitted as a barrister and/or solicitor in various state jurisdictions in Australia. In 2006, James was made an Officer of the Order of Australia.

Directorships of other listed companies held in past three years:

- Woolworths Limited since 10 March 2000;
- IAG Finance (New Zealand) Limited since 9 November 2004; and
- Qantas Airways Limited since 1 July 2006.

What do the directors recommend
The other directors recommend that you vote in favour of the resolution.

WHO IS STANDING FOR ELECTION
Resolution 3
RICHARD TALBOT
Richard Talbot has nominated himself for election as director and has supplied the statement below. By including the statement from Richard Talbot IAG does not in any way endorse the statement nor its accuracy or reliability.

"Richard Talbot served as a director of NRMA Insurance prior to its split up with NRMA Road Service and its demutualisation in 2000. In 1994 Richard successfully opposed the demutualisation of both NRMA Insurance and its then parent company, NRMA Road Service, in the Courts.

In 2000, Richard was the only NRMA director to challenge the split up of NRMA and the demutualisation of NRMA Insurance (now IAG) in the Courts.

As a listed company Richard believes shareholders of IAG should have the right to decide their company's future. Earlier this year, another major player in the insurance industry QBE launched a takeover bid for IAG. The current IAG board declined to put QBE's bid to shareholders. QBE's bid price remains well above IAG's current share price.

Richard believes shareholders should have been afforded an opportunity to vote on QBE's proposal.

Richard Talbot will ensure a stronger voice for shareholder democracy."

What do the directors recommend
Each director believes, for the reasons set out below, that it is not in the best interests of shareholders that Richard Talbot be elected, and recommends that shareholders vote against this resolution.

The board's policy is to ensure that the board comprises directors who collectively have the relevant experience, knowledge and skills required for the company, taking into account its current size, market position, complexity and strategic focus, and assist in maintaining the independence of the board. In reviewing its composition and requirements for director succession, the board is also mindful of the corporate governance practices and requirements for directors of general insurance companies.

Having regard to this, each director believes that Richard Talbot does not have the experience, knowledge and skills required of a director of an Australian public listed general insurance company such as IAG.

In addition, in forming its view, the board also took into consideration that in 2006, Richard Talbot was removed as a director of National Roads and Motorists' Association Limited (NRMA). Full details of the reasons for his removal from the NRMA board were set out in the NRMA 2006 notice of annual general meeting, a copy of which can be found at www.iag.com.au. In 2007, NRMA members approved amendments to its constitution, the effect of which was to disqualify Richard Talbot from standing for election as a director (of NRMA) until the 2014 board election and from being appointed by the board (of NRMA) as a director to fill a vacancy until 4 November 2011.

Resolution 4
PHILIP TWYMAN
BSc, MBA, FIA, FIAA, FAICD
Philip Twyman was appointed as a director of IAG in July 2008.

He was formerly group executive director of Aviva plc, one of the world's largest insurance groups, based in London. He was also chairman of Morley Fund Management and chief financial officer of General Accident plc, Aviva plc and AMP Group.

Philip is on the board of Swiss Re (Australia), he was formerly an independent non-executive director of Insurance Manufacturers of Australia, a joint venture between IAG and Royal Automobile Club of Victoria (RACV) since April 2007.

Philip has extensive experience as a director and senior executive in Australia and overseas with significant knowledge of all aspects of insurance businesses.

Directorships of other listed companies held in past three years:

- Perpetual Limited since November 2004.

What do the directors recommend
The other directors recommend that you vote in favour of the resolution.

C. REMUNERATION REPORT

Resolution 5
The Corporations Act 2001 requires listed companies to provide enhanced disclosures of director and executive remuneration in their annual report.

These disclosures are set out in the remuneration report on pages 16 to 29 of the company's 2008 annual report, which is available by contacting the Share Registry or by visiting www.iag.com.au.

The company is required to propose to its shareholders at its AGM a non binding advisory resolution on the remuneration report prepared by the directors, and to allow questions and comments on this remuneration report by shareholders.

What do the directors recommend
The directors recommend that you vote in favour of the resolution.

FURTHER INFORMATION

If you would like any further information regarding the AGM, please contact the company's Share Registry on 1300 360 688 if calling from within Australia, +61 (0)3 9415 4210 from outside Australia, or visit the IAG website at www.iag.com.au.

OUR MAJOR BRANDS

WWW.IAG.COM.AU

IAG
Insurance Australia Group

Voting Form

Lodge your vote:

Online:
www.investorvote.com.au

Control Number: 123456

Mark this box with an 'X' if you have made any changes to your address details ☐

Please mark ☒ to indicate your directions

STEP 1 Indicate Who will Cast your Vote *Select one option only*

XX

At the Annual General Meeting of Insurance Australia Group Limited to be held in the Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney on Tuesday, 11 November 2008 at 10.00am and at any adjournment of that meeting, I/We being member/s of Insurance Australia Group Limited direct the following:

1. Cast Your Vote Directly

☐ Record my/our votes strictly in accordance with directions in Step 2.

PLEASE NOTE: You must mark FOR, AGAINST, or ABSTAIN for a valid direct vote to be recorded.

OR

2. Appoint a Proxy to Vote on Your Behalf: I/We hereby appoint

☐ **the Chairman of the Meeting** **OR** ______________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit).

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted in computing the required majority.

ORDINARY BUSINESS	For	Against	Abstain
1 Re-election of director Brian Schwartz	☐	☐	☐
2 Re-election of director James Strong	☐	☐	☐
3 Election of director Richard Talbot	☐	☐	☐
4 Election of director Philip Twyman	☐	☐	☐

ORDINARY BUSINESS	For	Against	Abstain
5 Approve Remuneration Report	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies 'against' resolution 3 and 'for' the other 4 resolutions.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______________________ Contact Daytime Telephone ______________________ Date ___ / ___ / ___

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Casting Your Vote Directly

Voting 100% of your holding: Mark either the For, Against or Abstain box opposite each item of business. Your vote will be invalid on an item if you do not mark any box OR you mark more than one box for that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions for Postal Forms

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.computershare.com.

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

Vote online or view the annual report, 24 hours a day, 7 days a week:

www.investorvote.com.au

- ☑ **Cast your vote or appoint a proxy**
- ☑ **Access the annual report, including the remuneration report**
- ☑ **Review and update your securityholding**

Lodgement of a Voting Form

This Voting Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than **10.00am on Sunday, 9 November 2008.** Any Voting Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Share Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia
ONLINE	Members may record their voting instructions on IAG's website at www.iag.com.au. You will need information shown on the front of this voting form to register your vote online.
BY MAIL	Share Registry - Computershare Investor Services Pty Limited, Reply Paid 5358 Melbourne VIC 8060 Australia
BY FAX	02 8235 8220

If you require further information on how to complete the Voting Form, please call Computershare Investor Services Pty Limited on 1300 360 688.

353NR40075

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	HUGH FLETCHER
Date of last notice	14 April 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Trustee and 20% beneficial shareholder of Fletcher Brothers Limited
Date of change	3 October 2008
No. of securities held prior to change	20,740
Class	Ordinary Shares
Number acquired	450
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,869.12

+ See chapter 19 for defined terms.

No. of securities held after change	21,190
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of shares under the Company's Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

82-34821

Insurance Australia Group

16 October 2008

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ("IAG")
PRESENTATION BY IAG CEO TO TRANS-TASMAN BUSINESS CIRCLE

Please find attached copy of presentation given today by IAG CEO, Mr Mike Wilkins, to the Trans-Tasman Business Circle.

Yours sincerely

Glenn Revell
Group Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

GETTING THE FUNDAMENTALS RIGHT TODAY FOR A STRONGER FUTURE

16 OCTOBER 2008

MICHAEL WILKINS
MANAGING DIRECTOR & CHIEF EXECUTIVE OFFICER

IAG
Insurance Australia Group

AGENDA

1 CONTEXT: WHO WE ARE AND OUR INDUSTRY

2 REFINING OUR FOCUS AND OPERATING MODEL

3 DELIVERING ON OUR PROMISES

4 INSIGHTS AND LOOKING AHEAD

Insurance Australia Group

1

CONTEXT

Insurance Australia Group

WHO WE ARE
OUR BRANDS

AUSTRALIA

DIRECT INSURANCE
- NRMA INSURANCE
- SGIC
- SGIO
- RACV *

INTERMEDIATED INSURANCE
- CGU
- swann insurance

NEW ZEALAND

DIRECT INSURANCE
- STATE

INTERMEDIATED INSURANCE
- NZI

ASIA

DIRECT INSURANCE

INTERMEDIATED INSURANCE
- NZI

UNITED KINGDOM

INTERMEDIATED INSURANCE
- equity REDSTAR
- BARNETT & BARNETT

eVENTURES

• RACV is via a distribution relationship and underwriting joint venture with RACV Limited

IAG Insurance Australia Group

ABOUT THE GENERAL INSURANCE INDUSTRY
AUSTRALIAN MARKET SHARE (BASED ON GWP)


23%
23%
11%
11%
IAG
Suncorp
QBE
Allianz

Source: APRA data as at June 2007

MARKET CONDITIONS TOUGH FOR ENTIRE INDUSTRY


AUSTRALIAN GENERAL INSURANCE INDUSTRY PROFITABILITY
24
23
22
21
20
19
18
17
16
15
2004
2005
2006
2007
2008
YEAR
ROE %

Source: KPMG and Credit Suisse.

2

REFINING OUR FOCUS AND OPERATING MODEL

Insurance Australia Group

OUR BUSINESS REMAINS GENERAL INSURANCE

OUR BUSINESS

- General insurance products and services

OUR CORPORATE INTENT

- A portfolio of high performing, customer-focused, diverse operations providing general insurance in a manner that delivers superior experiences for our stakeholders and creates shareholder value

WE WILL ACTIVELY MANAGE OUR PORTFOLIO

OUR FINANCIAL TARGETS

- Top quartile Total Shareholder Return (TSR)
- ROE > 1.5x WACC (through the cycle)

OUR STRATEGY

- Deliver superior performance by actively managing our portfolio, exiting businesses that do not fit our intent or return hurdles, and driving operational performance and execution in those that do

STRATEGIC DECISIONS

OUR STRATEGIC PRIORITIES

- Improve our performance in Australia and New Zealand
- Pursue selective international growth options – Asia and other narrow specialist opportunities
- A devolved model with the Corporate Office as portfolio manager
- Driving operational performance and execution

A NEW WAY OF WORKING

- **Revised corporate strategy with a focus on execution and active management of our portfolio of general insurance businesses**

- **This has driven change throughout our organisation, including our operating model**
  - Devolved model with end-to-end businesses
  - Shared services integrated into the businesses
  - Lean Corporate Office focused on governance and portfolio management
  - Rationalised roles in Australian businesses and removed duplication

- **Accountability driven throughout the organisation**
  - Relentless focus on execution and delivering performance
  - More active allocation of capital based on returns

TOTAL ANNUAL SAVINGS (PRE-TAX)	**$130m**
FY08 COST OF IMPLEMENTATION (PRE-TAX)	**$60m**

IAG
Insurance Australia Group

3

DELIVERING ON OUR PROMISES

IAG
Insurance Australia Group

DELIVERING ON OUR PROMISES

Priority	Status
Move to a simpler operating model by end of September	✓ Delivered
Implement cost reduction measures to deliver $130m in annual before-tax (run rate) savings by end of September	✓ Delivered
Scale back of operations in the UK	On track
Pursue select opportunities in Asia	On track
Focus on driving performance and optimising returns in our home territories of Australia and New Zealand	Ongoing

NRMA INSURANCE NEW BRAND CAMPAIGN

UNWORRY


Undifficult.
Un-BAMBOOZLE.
Unpaperwork.
THE AMAZING UN-EXPIRING GUARANTEE
We un-tell you WHERE to go.
Un-DIY Claims.
NRMA
INSURANCE
Un blow your BUDGET.

IAG Insurance Australia Group

4

INSIGHTS AND LOOKING AHEAD

IAG
Insurance Australia Group

INSIGHTS

- **Focus on what you do best**
  - Get back to the fundamentals
  - Be in markets where you have a competitive advantage, and ensure you stay relevant

- **Eliminate unnecessary complexities and drive accountability**
  - Devolve responsibility and accountability as close to the customer as possible

- **Build cost savings initiatives from bottom-up and gain the support and commitment of the senior management group**

- **Minimise employee uncertainty by providing timelines and milestones and acting quickly**

- **Communicate a clear vision of the organisation's future**

IMPLICATIONS FOR INSURERS IN CHALLENGING FINANCIAL MARKETS

- Consumers turning to brands they can trust – flight to quality
- Investment strategy – technical reserves and shareholders' funds
- Reinsurance strategy and exposure
- Strong capital and risk management protocols
- Sound business strategies, bringing long-term future trends and risks into today's strategic planning

FY09 – A REBUILDING YEAR

- Underlying GWP growth of 3-5%
- Reported GWP growth of 0-2% due to the Group's change in its UK strategy
- Insurance margin of 10%+ (now including corporate expenses)

Subject to no material movement in foreign exchange rates and no catastrophes or large losses beyond our allowances and no material changes in credit spreads relative to 30 June 2008

OUR BUSINESS MODEL AND BRANDS



AUSTRALIA
DIRECT INSURANCE
NRMA INSURANCE
SGIC
SGIO
RACV*
INTERMEDIATED INSURANCE
CGU
swann insurance
NEW ZEALAND
DIRECT INSURANCE
STATE
INTERMEDIATED INSURANCE
NZI
ASIA
DIRECT INSURANCE
INTERMEDIATED INSURANCE
NZI
UNITED KINGDOM
INTERMEDIATED INSURANCE
equity REDSTAR
BARNETT & BARNETT
eVENTURES
ACTIVE PORTFOLIO MANAGEMENT & GOVERNANCE (CORPORATE OFFICE)

• RACV is via a distribution relationship and underwriting joint venture with RACV Limited

IAG Insurance Australia Group

82-34821

Insurance Australia Group

29 October 2008

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ("IAG")
EXECUTIVE APPOINTMENT

Please find attached copy of a statement to be released to the media today in relation to appointment of Mr Andy Cornish as CEO of IAG's Australian Direct Insurance business.

Yours sincerely

Glenn Revell
Group Company Secretary

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

MEDIA RELEASE

29 OCTOBER 2008

Insurance Australia Group

IAG EXECUTIVE APPOINTMENT

Insurance Australia Group Limited (IAG) today announced the appointment of Mr Andy Cornish as Chief Executive Officer of its Australian Direct Insurance division, effective from late January 2009.

IAG Managing Director and CEO Mr Michael Wilkins said he was delighted Mr Cornish was joining the Group.

"Andy is a 32 year veteran of the general insurance industry, with a strong track record in successfully growing profitable businesses across insurance classes and distribution channels," he said.

"Most recently, he held Managing Director roles over nine years with the second largest general insurer in the UK, RBS Insurance, which is part of the Royal Bank of Scotland Group. He successfully grew its commercial insurance division, including launching Direct Line for Business in the UK last year and, previously, he led the lucrative expansion of RBS Insurance across Europe and China.

"Before joining RBS Insurance, Andy was CEO of motoring organisation Green Flag Group Ltd. He has also held roles at Zurich, where he advised on direct general insurance market entry strategies, and Eagle Star Insurance, in management positions in personal and commercial lines.

"I look forward to the contribution Andy will make leading our largest business, Direct Insurance in Australia," Mr Wilkins said.

Mr Cornish will have responsibility for IAG's Direct Insurance business, which provides personal and business insurance products directly to customers through a network of branches, franchises and country service centres throughout Australia as well as call centres and online facilities, under the NRMA Insurance, SGIO and SGIC brands.

Mr Cornish will take on the role from Mr Gary Dransfield who has been Acting CEO, Direct Insurance.

Mr Wilkins thanked Mr Dransfield for his contribution during the executive search period. He will resume his role as Head of Retail Sales and Service for NRMA Insurance, SGIO and SGIC once Mr Cornish starts at IAG.

Biographical details for Mr Cornish are provided overleaf.

Mr Andy Cornish, MBA

Mr Andy Cornish brings to IAG more than 30 years' experience in the general insurance industry. Previously he held several Managing Director roles over more than nine years with the second largest general insurer in the UK, RBS Insurance, which is part of the Royal Bank of Scotland Group. These roles included Managing Director of each of the Commercial, International and Group Insurance Services divisions. Prior to joining RBS Insurance in 1999, Mr Cornish was CEO of motoring organisation Green Flag Group Ltd, and previously, he was with Zurich Insurance, where he advised on direct general insurance market entry strategies. Between 1976-1992 he held roles with Eagle Star Insurance Co Ltd.

- ends -

About Insurance Australia Group Limited
Insurance Australia Group Limited (IAG) is an international general insurance group, with operations in Australia, New Zealand, the United Kingdom and Asia. Its current businesses underwrite more than $7.8 billion of premium per annum. The Group employs more than 15,000 people. IAG sells insurance under many leading brands, including NRMA Insurance, CGU, SGIO, SGIC and Swann (Australia); NZI and State (NZ); Equity Red Star and Hastings Direct (UK); and NZI and Safety (Thailand). For further information please visit www.iag.com.au

MEDIA RELATIONS
Emma Foster
T +61 2 9292 8929
M 0411 013 170
E emma.foster@iag.com.au

INVESTOR RELATIONS
Carolyn McCann
T +61 2 9292 9557
M 0411 014 126
E carolyn.mccann@iag.com.au

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Australia
T +61 (0)2 9292 9222
www.iag.com.au

82-34821

IAG
Insurance Australia Group

11 November 2008

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

ANNUAL GENERAL MEETING

Attached is a copy of an address by the Chairman, Mr James Strong to be delivered to the Annual General Meeting of Insurance Australia Group Limited, scheduled to commence at 10:00am today.

The Chief Executive Officers' Address and Presentation and media statement will be lodged separately and will follow.

The AGM is being webcast on www.iag.com.au/results/agm/index.shtml.

Yours sincerely,

Glenn Revell
Group Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

Insurance Australia Group

ADDRESS BY MR JAMES STRONG, CHAIRMAN
INSURANCE AUSTRALIA GROUP LIMITED
2008 ANNUAL GENERAL MEETING
11 NOVEMBER 2008

Before we commence the formal business of the meeting today, I would like to provide a brief overview of some of the recent initiatives the board has implemented to improve the performance of the Group.

I will then ask our Chief Executive Officer, Michael Wilkins, to provide a more detailed review of our operational performance and strategy, and an update on the Group's outlook for the current year.

There is no doubt the 2008 year was one of IAG's most challenging. A wide range of factors severely affected our company's performance, resulting in a very disappointing financial result.

Higher claims costs from more severe and frequent weather events, coupled with the challenge of operating in soft insurance cycles and weakened global financial markets, all combined to reduce profitability across the Australian general insurance industry.

In addition to these industry-wide challenges, one part of IAG's operations in particular has performed below expectation. This business – our mass market distribution operations in the United Kingdom – was affected by the continuing soft cycle in the UK's private motor market, in conditions which have been much slower to recover than widely anticipated.

Decisive action to improve performance

While recognising that all these factors – both external and internal – have adversely affected our financial performance in 2008, the board is not making excuses. Rather, we accept responsibility for this performance, and have taken a number of actions in response.

None of the initiatives we have taken have been easy. They have included changing management, cost savings initiatives, which have regrettably included staff redundancies, and the sale of some parts of our business.

However, with these initiatives in progress, the board and management team are confident that we have entered this current financial year with an improving operational performance, which in turn will lead to improved shareholder returns.

Our confidence is driven by a number of factors.

First, we believe the revised corporate strategy outlined in July by Chief Executive Officer Mike Wilkins will restore value and profitability. We are pleased with the progress made, having already implemented a new business operating model and substantial cost saving initiatives, on which Mike will provide further detail in a few minutes.

We are also making progress with the sale of some of the parts of our UK operations.

While these changes will take some time to work through to the company's bottom line, we expect to achieve an improved insurance margin for the 2009 financial year in excess of 10%*. This is significantly higher than the 6.1% we reported in the 2008 financial year.

Second, shareholders should have confidence that IAG remains strongly capitalised. This is a particularly important point given the uncertainty created by the unprecedented turmoil in global financial markets. IAG has a strong balance sheet and holds capital at a level which is surplus to our regulatory requirements. This is without having to rely on any of the $550 million of pre-funded contingent capital, which the Group had previously raised in 2005 to be available for the future - should the need arise, at a time when capital may become a very scarce and expensive resource.

We also continue to maintain the highest financial strength ratings from Standard & Poor's of any Australian based insurer, despite a one notch downgrade to our ratings during the year. Each of our key wholly owned insurers has a rating of 'AA-' with a Stable Outlook, which is a reflection of their very strong financial condition.

And third, we have seen significant change in our executive management team. We have a new Chief Executive Officer, Mike Wilkins, who is extremely well qualified to lead IAG as it embarks on its new direction.

---

* *Subject to no material movement in foreign exchange rates or credit spreads and no catastrophes or large losses beyond IAG's allowances.*

Mike has more than 25 years of insurance and financial services experience. Before joining IAG 12 months ago as chief operating officer, he was managing director of Promina which was the former owner of insurers AAMI, Vero and Australian Pensioners Insurance Agency.

I would also like to acknowledge our staff, who have continued to act professionally and with our customers' interests at heart, despite the challenges we have faced as an organisation.

Board changes

In addition to the management team and operational changes mentioned above, the board is also undergoing change.

Neil Hamilton and Rowan Ross – both of whom have served on our board since prior to listing – retired on 31 August 2008. These directors were instrumental in guiding the Group through a period of growth and development after demutualisation, and I thank them for their contribution.

In line with our desire to continue to strengthen the composition of the board through the addition of new members with relevant experience, Philip Twyman has been appointed as a director. Philip has extensive business experience, particularly in the insurance sector, working in significant roles in both Australia and the UK. You'll hear from Philip later in the meeting.

As outlined in the annual review, I am standing for re-election this year, as part of the normal rotation of directors.

This decision was made because the board and management believe it is important to provide continuity and stability in the role of the Chairman during the implementation of the major changes in our company's management and strategy.

We recognise, however, that under our board's tenure policy, if I am re-elected, this would be my last term as a director. With this in mind, the board is addressing the need for a planned and orderly succession in the role of Chairman, in accordance with proper governance principles.

I also anticipate there will be additional appointments to the board of directors with relevant experience, in the short term. We will keep you informed as these changes take place.

QBE takeover proposal

Most of you would be aware that QBE Insurance Group made, and then withdrew, a proposal to acquire IAG earlier this year. Given this proposal generated such a great deal of interest from shareholders, the market and the media, I thought it appropriate to provide some remarks.

Contrary to what's been reported, QBE did not make a formal or complete offer, and declined to put a general takeover offer to IAG shareholders which could have been judged by you on its own merits. Instead, QBE insisted it required a unanimous recommendation from the board of IAG to provide the support necessary to carry a scheme of arrangement with shareholders.

It was the board's view that QBE sought to take advantage of the then current negative insurance cycle in Australia to attempt to acquire IAG at a low price, without offering a satisfactory premium to IAG shareholders.

The proposal did not adequately reflect IAG's underlying value or the significant synergies and value which could be created by combining the two companies.

The IAG board acknowledged at the time, and still believes, that substantial benefits could result from combining these businesses and indicated its willingness to explore these potential benefits. However, the proposed price was too low to adequately reflect the inherent value of IAG's businesses and brands. The board could not recommend the proposal to shareholders and, as a result, QBE decided to withdraw it.

Since the proposal was withdrawn, we have focused on driving forward with our new strategies to enhance shareholder value and, as mentioned, we are pleased with the progress to date.

Dividends

The board has decided it is no longer sustainable to continue paying dividends that exceed 100% of our profit.

As a result, we paid a fully franked dividend of 9 cents per ordinary share on 3 October, bringing total dividends for the year to 22.5 cents per share, fully franked. This was 7 cents lower than the previous financial year.

Moving forward, dividends will be based around a target payout range of 50%–70% of reported cash earnings, and will continue to be fully franked for the foreseeable future.

Looking forward

In closing, I would like to restate that improving and sustaining shareholder returns is the main priority of the board and management.

We will be measuring our financial success based on two key targets which we aim to achieve through the cycle – top quartile shareholder returns and a return on equity greater than 1.5 times our weighted average cost of capital. This equates to a return on equity of around 15% through the cycle.

I am confident we are implementing the right strategy and operating structure and have the management team to improve our financial performance.

IAG remains very well capitalised and I believe the actions we are taking should give shareholders confidence that we are rebuilding to create a stronger future for the Group.

Our CEO Mike Wilkins will now make a presentation to you, before we turn to the formal part of the business.

INSURANCE AUSTRALIA GROUP

ANNUAL GENERAL MEETING 2008

Michael Wilkins
Managing Director & Chief Executive Officer
11 November 2008

IAG
Insurance Australia Group

- Thank you James.
- Good morning ladies and gentlemen, and thank you for attending our AGM today.
- I would like to start by saying I feel very honoured to be given the opportunity to lead a company with such a strong heritage, iconic brands and long track record in helping customers in times of need.
- During my presentation, I plan to discuss:
  - IAG's performance for the 2008 financial year and provide some detail behind the factors which have impacted our result;
  - The revised strategy and operating model we've put in place to improve our performance; and
  - Our outlook for the current financial year.

PERFORMANCE IN 2008

IAG
Insurance Australia Group

- As mentioned by the Chairman, our financial performance for the 2008 year was disappointing.
- Both external and internal factors contributed to this result:
  - We were affected by the continuing soft cycle in commercial insurance in Australia, and to a lesser extent, New Zealand, and the UK private motor market continued to be challenging;
  - Our businesses in Australia, NZ and the UK all experienced increased costs from claims related to storms and other natural perils;
  - We also started to see early signs of economic and demand-driven inflationary pressures in some of our claims costs;
  - In hindsight, our expense structure in Australia was also too high and, frankly, we were slow to put rate rises through in some of our businesses; and
  - These factors were exacerbated by the impact of weak investment markets.
- We have acknowledged that we need to do better, and let me assure you – we can. We have already taken a number of actions to improve our performance, which I will discuss in a few minutes.
- But first, I will provide some further detail on our financial performance in the 2008 financial year.


FINANCIAL PERFORMANCE
REVENUE
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$6,427
$6,673
$6,435
$7,381
$7,793
FY2004
FY2005
FY2006
FY2007
FY2008
Gross written premium ($m)
INSURANCE PROFIT
$1,200
$1,000
$800
$600
$400
$200
$0
13.5%
15.4%
13.7%
11.4%
6.1%
FY2004 FY2005 FY2006 FY2007 FY2008
Insurance profit ($m)
Insurance margin (%)
PAGE 3
IAG

- We grew our top line revenue, or gross written premium, by 5.6% during the year to $7.8 billion.
- However, our insurance profit was down by $319m to $448m. This represented an insurance margin of 6.1%, compared to 11.4% in the previous year.
- This result was adversely impacted by:
  - Increased claims costs from natural perils – while paying claims for damage from storms and other natural perils is a normal part of doing business for an insurer, IAG's businesses incurred $502m in natural perils claims costs, which is 22% more than the previous year, and 57% or $182m above our allowances.
  - We also incurred a $122m adverse impact from widening credit spreads as the credit markets deteriorated, which reduced our insurance margin by 1.7%. It's important to point out that I am very comfortable with our asset quality and we do expect to recover this amount as these securities mature; and
  - Our reserve releases were 16% lower than the previous year.
- At the same time, the income we received from shareholders' funds was significantly lower at $24m compared to $301m in the previous year, due to the poor performance of investment markets.

FINANCIAL PERFORMANCE

NET PROFIT AFTER TAX



$1,000
$800
$600
$400
$200
$0
-$200
-$400
$665
$811
$759
$552
-$261
FY2004
FY2005
FY2006
FY2007
FY2008
NPAT ($m)

DIVIDENDS



50.0
40.0
30.0
20.0
10.0
0.0
22.0
26.5
42.0
29.5
22.5
FY2004
FY2005
FY2006
FY2007
FY2008
Final dividends (cps)
Interim dividend (cps)
Special dividend (cps)

PAGE 4

- We also incurred one off impairment and restructuring costs in the 2008 financial year associated with our revised strategy, which I'll take you through in a moment.
- When combined with the financial effects of operating in an environment characterised by continuing soft cycles in some of our key markets, another year of high claims from natural perils and volatile investment markets, these factors contributed to the Group reporting a net loss after tax for the 2008 financial year of $261m.
- In this context, the board declared a reduced final dividend of 9 cents per ordinary share. This takes the full year dividend to 22.5cps, fully franked, which is a reduction of 7cps from the previous year. We took this decision as we felt it was not prudent to continue to pay dividends in excess of our earnings.
- As mentioned, we know we need to do better. We believe the initiatives we are taking, coupled with improvements in our operating environment, will help us improve our financial performance and deliver an insurance margin in the 2009 financial year in excess of 10%.

2

A REFINED STRATEGY TO IMPROVE PERFORMANCE

IAG
Insurance Australia Group

- In July, I announced a number of changes to our strategy and operating model, which were communicated in a letter from the Chairman to all shareholders at that time.

STRATEGIC PRIORITIES


OUR STRATEGIC
PRIORITIES

- Improve our performance in Australia and New Zealand
- Pursue selective international growth options – Asia and other narrow specialist opportunities
- A devolved model with the Corporate Office as portfolio manager
- Driving operational performance and execution

PAGE 6

IAG

- In that letter we confirmed our strategic decision to remain focussed on general insurance rather than branching out into other classes of insurance or businesses.
- We refined our corporate intent, which is to be a portfolio of high performing, customer-focused diverse operations, providing general insurance in a manner that delivers superior experiences for our customers and creates shareholder value.
- We also refined our targets and will now focus on two key measures, which we aim to achieve through the cycle. These are to achieve:
  - top quartile total shareholder return; and
  - return on equity greater than 1.5 times our weighted average cost of capital. This translates to an ROE of around 15%.
- We needed to make some tough decisions to ensure we got our business fundamentals right and set a course for the future. We now have a clear focus on four strategic priorities:
  - Improving our performance in our home markets of Australia and New Zealand;
  - Pursuing selective international growth options. We still see room for some international growth but it will be more tightly targeted, concentrating on Asia and other narrow, specialist opportunities where we can add value through the transfer of our specialist insurance skills, particularly in the areas of underwriting, pricing, claims and actuarial activities. This means we are scaling back our operations in the UK to become primarily a specialist motor underwriter through our Equity Red Star business, while looking to sell our mass market distribution businesses – Hastings/Advantage and the branch network of Equity Insurance Brokers;
  - Moving to a simpler and more devolved operating model aligned to customer needs; and
  - Driving efficiency in our businesses with a focus on cost reduction initiatives.


OUR BUSINESS MODEL AND BRANDS
AUSTRALIA
DIRECT INSURANCE
NRMA INSURANCE
SGIC
SGIO
RACV*
INTERMEDIATED INSURANCE
CGU
swann insurance
NEW ZEALAND
DIRECT INSURANCE
STATE
INTERMEDIATED INSURANCE
NZI
ASIA
DIRECT INSURANCE
INTERMEDIATED INSURANCE
NZI
UNITED KINGDOM
INTERMEDIATED INSURANCE
equity
BARNETT & BARNETT
eVENTURES
ACTIVE PORTFOLIO MANAGEMENT & GOVERNANCE (CORPORATE OFFICE)
PAGE 7
* RACV is via a distribution relationship and underwriting joint venture with RACV Limited
IAG

- Our new operating model further devolves responsibility and accountability as close to the end-consumer as possible.
- We've removed duplication of back-office roles and our corporate office was restructured with a well-defined remit as an active portfolio manager, designed to deliver value to the Group and our shareholders.
- The impact of all of this was a reduction of around 6% of our Australian workforce, however, we attempted to minimise the impact on customer facing roles.
- These initiatives are delivering $130 million in annual pre-tax run-rate savings in Australia.

NEW MANAGEMENT STRUCTURE



MICHAEL WILKINS
MANAGING DIRECTOR & CEO
NICHOLAS HAWKINS
CHIEF FINANCIAL OFFICER
LEONA MURPHY
GROUP EXECUTIVE, CORP OFFICE
JUSTIN BREHENY
CEO, ASIA
ANDY CORNISH*
CEO, DIRECT INSURANCE
IAN FOY
CEO, NEW ZEALAND
JACKI JOHNSON
CEO, eVENTURES
NEIL UTLEY
CEO, UNITED KINGDOM
DUNCAN WEST
CEO, CGU

PAGE 8

* *Commences January 2009.*

- Along with simplifying our operating model, we also simplified our management structure. I believe we now have the right mix of industry and relevant experience in our executive team.
- We recently appointed a new member to the team, Andy Cornish who commences as CEO of our Australian Direct Insurance business in January. Andy is a 32 year veteran of the general insurance industry, with a strong track record in successfully growing profitable businesses across insurance classes. Most recently he was with the second largest general insurer in the UK, RBS Insurance, which is part of the Royal Bank of Scotland Group.
- With the addition of Andy, I believe this is a strong management team with the experience to improve the performance of the Group.

SUSTAINABILITY PERFORMANCE GLOBALLY RECOGNISED

Dow Jones Sustainability Indexes

Ranked one of the world's most sustainable companies. We have been ranked a global sector leader since 2006.

MOST SUSTAINABLE CORPORATIONS GLOBAL 100

Rated one of the Global 100's Most Sustainable Corporations, World Economic Forum.

FTSE4Good

A member of the FTSE4Good Index since 2005.

CARBON DISCLOSURE PROJECT

One of only 25 companies included in the Australia and NZ Goldman Sachs JBWere Climate Disclosure Leadership Index in 2007.

PAGE 9

IAG

- Our commitment to improving our performance against non financial measures remains as important as our financial performance improvements.
- We made progress against many of our sustainability measures during the 2008 financial year. For example, in line with our 2012 carbon neutral goal, we've reduced our CO_2 equivalent emissions, and will continue to support initiatives that improve the energy efficiency of the buildings we occupy which benefits not only the environment, but reduces our own costs.
- We are proud to have been included again in the Global 100 Most Sustainable Corporations in the World and Dow Jones Sustainability Indexes. While recognising that these benchmarks illustrate our leadership, the bar is high.
- We know we must continue to rise to the challenge of exploring new ways to maintain our leadership position by delivering superior outcomes for our customers, employees and, importantly, our shareholders.

4

DELIVERING ON OUR PROMISES

IAG
Insurance Australia Group

- Coming up with a new strategy and operating model is the easy part. Delivery is the hard part. I'm pleased to report that we are making good progress.

DELIVERING ON OUR PROMISES

Priority	Status
Move to a simpler operating model by end of September	✓
Deliver $130m in annual before tax run rate savings in Australia	✓
Appoint CEO of Direct Insurance in Australia	✓
Pursue select opportunities in Asia	On track
Scale back operations in the UK – sales process underway	On track
Exit from Lloyd's syndicate 4455 ('Alba') and underwriting agency	✓

Our ongoing priority: to focus on driving performance and optimising returns in our home markets of Australia and New Zealand

PAGE 11

IAG

- Our operational model was up and running by the end of September.
- The majority of our cost saving initiatives in Australia were also implemented by the end of September.
- As mentioned, we appointed a new CEO to manage our largest business, Australian Direct Insurance, with significant experience.
- We are on track in our pursuit of select growth options in Asia:
    - We are working towards finalising our general insurance joint venture in India with the State Bank of India, which we expect to be up and running in 2009; and
    - Our Malaysian joint venture has also signed a memorandum of understanding to acquire the general insurance business of MAA, and a stake in its takaful business.
- In the UK, Equity Red Star continues to perform well, and our plan to exit our mass market distribution businesses – Hastings/Advantage and the branch network of Equity Insurance Brokers – is well underway. Discussions are continuing with interested parties, and we're exploring all avenues of maximising shareholder value, including selling the businesses as a whole or separately. We are pleased with the progress, particularly given prevailing market conditions. We expect to provide an update on this process by the time we report our half year results in February.
- We also said we'd exit our Lloyd's managing agency and specialist Asian syndicate, Alba, as it was no longer required to support the Group's Asian businesses. As a result, that syndicate stopped writing new business in September and is now in run-off. Diagonal will also be closed as the Syndicate is transitioned to another managing agency.
- Our prime focus is on our home markets of Australia and New Zealand:
    - Our cost initiatives have already been mentioned;
    - In NZ, the implementation of cost savings initiatives during the year are expected to deliver around $16m in annual savings in FY09 and the business is looking to restore profitability by growing GWP on the back of hardening rates and the 're-launch' of the State direct brand;
    - In our Australian intermediated insurance business, CGU, we will continue to maintain pricing discipline and contain expenses. We've seen promising early signs around the direction of the commercial cycle. To capitalise on this and accelerate the performance of the business, the focus is on customer retention and improving the overall efficiency and effectiveness, in line with our corporate strategy; and
    - The Australian Direct Insurance business has progressed initiatives to support growth at least in line with the market; focus on its core capabilities, including refining underwriting and pricing to ensure premiums reflect changed risks and cost conditions; and delivering new product initiatives and enhancements to meet changing customer needs and market dynamics.

NRMA INSURANCE NEW BRAND CAMPAIGN


NRMA INSURANCE
Unworry.
Undifficult.
UNPAY
up to
12.5%.
UNLEAVE
AND SAVE UP TO 20%
Unpaperwork.

- Evidence of our focus on our home markets can be seen through our new brand campaign for NRMA Insurance, SGIO and SGIC – you can now "unworry", "unstress" and "uncrash" and several other "un's".
- Along with the campaign, we have a new range of product offerings in Direct Insurance, including a market-leading third party fire and theft motor product, variable excess options for our motor offerings and more bundled discount options for loyal customers. All of these initiatives are designed to ensure that we remain relevant in our chosen markets and to give our customers greater choice in finding the best product to suit their individual needs. And there are more initiatives to come.
- We have made similar investments in our brands in the other markets in which we operate.

5

FY09 – A YEAR OF REBUILDING

IAG
Insurance Australia Group

- Now to the current year.

OUTLOOK REAFFIRMED

For the year to 30 June 2009, we remain on track to deliver*:	
Gross written premium growth	**0%–2%**
Insurance margin (now including corporate expenses)	**10%+**

* *Subject to no material movement in foreign exchange rates, no catastrophes or large losses beyond our allowances and no material changes in credit spreads relative to 30 June 2008.*

PAGE 14

IAG

- The unprecedented turmoil in global financial markets has changed the economic conditions in which we are operating, since we first provided our guidance for the 2009 financial year.
- Despite this change in the environment, we remain on track to deliver our guidance of a 10%+ insurance margin (including corporate costs), and 0%–2% growth in reported gross written premium.
- Our guidance, of course, assumes weather events remain within our normal provisioning and there is no material changes in credit spreads and foreign exchange movements.
- Our largest businesses – Australian Direct and Intermediated Insurance – continue to perform well.
- In New Zealand, our business has had a challenging start to the year having already incurred around $20 million in claims costs as a result of severe storms across the country in July. However the Group's overall natural perils claims costs remain well within allowances.
- As mentioned, the sale process for some of our UK businesses is underway and we are in discussions with interested parties. I aim to give an update on this process to the market by the time we report our half year results in February.

INVESTMENT MIX STABLE AND HIGH CREDIT QUALITY MAINTAINED

Sept. 08 Investment Asset Exposure - $11.1bn



Growth Assets
8%
Cash
12%
Fixed Interest
80%

Note: Excludes Investment in Associates $0 1bn

Sept. '08 Fixed Interest & Cash - $10.2bn



Bonds 'A'
2%
'<A' and
unrated
2%
Banks,
Financial
Institutions &
Other Bonds
'AA'
42%
Risk Free
Assets 'AAA'
32%
Other Bonds
'AAA'
7%
Money
Mkt Funds
'AAAm' 15%

- **Total investment portfolio value is currently $11.1bn**
- **Only 8% invested in growth assets and 92% in cash and fixed interest**
- **96% of cash and fixed interest invested in assets rated 'AA' or better**
- **Net profit before tax sensitivity to a 10 bpts change in credit spreads unchanged at $11m**

PAGE 15

IAG

- Understandably, given the current turmoil in financial markets, our customers and shareholders want to know that we are positioned well to be able to continue to pay claims and create value for our shareholders, despite the challenging economic conditions. I can assure you we have the fundamentals in place.
- Importantly, IAG maintains a conservative investment strategy to manage its investment portfolio, which currently has a total value of around $11.1 billion.
- Our investment mix has remained stable since we reported our FY08 result and we have maintained a high credit quality across the portfolio.
- Only 8% of our current portfolio (technical reserves and shareholders' funds) is invested in growth assets, with the remaining 92% invested in cash and fixed interest. 96% of our cash and fixed interest investments is held with high credit quality counterparties rated AA or better.
- In 2H08 we took advantage of credit spreads by increasing our exposure to Australian major trading bank debt which increased the banks and financial institutions component thereby locking in higher running yields. As at 30 September 2008, this component was 42%. These changes will improve our technical reserves returns going forward.
- All credit assets are performing and meeting interest/principal repayment obligations.
- Currently, net profit before tax sensitivity to a 10 bpts change in credit spreads is $11m.

IAG REMAINS WELL CAPITALISED

- **Balance sheet and regulatory capital position remain strong**
- **No material debt maturing in either 2008 or 2009 and, in June 2008, held over $1.25 billion in cash or cash equivalents**
- **Very strong 'AA' category financial strength ratings for key wholly owned insurers**

PAGE 16

IAG

- We also retain strong capital and risk management protocols. This is fundamental to the efficient operation of our business and integral in all that we do. Robust capital requirements and risk management protocols have positioned the Australian industry well to ride through this current period of uncertainty and volatility.
- Our balance sheet and regulatory capital position remain strong.
- As mentioned by the Chairman, the Group also continues to have $550m of pre-funded contingent capital available.
- Debt leverage has fallen as we have reduced the amount of debt we have outstanding. We bought back all $200m of Reset Preference Shares in June, and in November 2007 we reduced outstanding subordinated debt by around $220m. These repayments are reflected in our debt leverage dropping from 30% at end of FY07 to 25% at the end of FY08. In relation to funding profile, nearly all of our debt is fixed cost (both rate and margin), and the $40 million of debt maturing during FY09 was repaid in early August.
- We have continued our strong rating, with S&P rating our key wholly owned insurance entities 'AA minus' with a stable outlook.


OUR MAJOR BRANDS
AUSTRALIA
DIRECT INSURANCE
INTERMEDIATED INSURANCE
NRMA INSURANCE
CGU
SGIC
swann insurance
SGIO
RACV*
NEW ZEALAND
DIRECT INSURANCE
STATE
INTERMEDIATED INSURANCE
NZI
ASIA
DIRECT INSURANCE
INTERMEDIATED INSURANCE
NZI
UNITED KINGDOM
INTERMEDIATED INSURANCE
equity
BARNETT & BARNETT
eVENTURES
ACTIVE PORTFOLIO MANAGEMENT & GOVERNANCE (CORPORATE OFFICE)
PAGE 17
* RACV is via a distribution relationship and underwriting joint venture with RACV Limited
IAG

- IAG is a fundamentally sound and well positioned company with great franchises and significant market positions in its home territories.
- We are confident in our revised strategy and the future for the Group.
- Our refined strategy and structure are already having an impact in the short term. But even more importantly, they will continue to drive our future success.
- Thank you.

MEDIA RELEASE

11 NOVEMBER 2008

IAG reaffirms full year guidance

Insurance Australia Group Limited (IAG) Managing Director and Chief Executive Officer, Mr Michael Wilkins, told shareholders at the company's annual general meeting today that the Group remained on track to deliver on its guidance for the 2009 financial year.

"Since we first provided our guidance for the 2009 financial year in July, the unprecedented turmoil in global financial markets has depressed the economic outlook. Despite these difficult conditions, we remain on track to deliver gross written premium growth within our 0%–2% guidance range, and an improved insurance margin in excess of 10%*, including corporate costs," Mr Wilkins said.

"During the first quarter, our largest businesses, Australian Direct and Intermediated Insurance, performed well.

"We've completed the restructure of our Australian operations to deliver around $130 million in annual before-tax run-rate savings, and appointed a CEO to our largest division, Direct Insurance, who will further strengthen the executive management team.

"In New Zealand, our business has had a challenging start to the year having already incurred around $20 million in claims costs as a result of severe storms across the country in July. However the Group's overall natural perils claims costs remain well within allowances.

"In the UK, Equity Red Star continues to perform well, and our plan to exit our mass market distribution businesses – Hastings/Advantage and the branch network of Equity Insurance Brokers – is well underway. Discussions are continuing with interested parties, and we're exploring all avenues of maximising shareholder value, including selling the mass market businesses as a whole or separately. We are pleased with the progress, particularly given prevailing market conditions.

"We also said we'd exit our Lloyd's managing agency and specialist Asian syndicate, Alba, as it was no longer required to support the Group's Asian businesses. As a result, that syndicate stopped writing new business in September and is now in run-off.

"Like most companies our investment returns will be affected by the current financial market volatility, but our conservative investment strategy is helping minimise the impact. At 31 October 2008, 92% of IAG's investment portfolio (technical reserves and shareholders' funds) was invested in cash and fixed interest rather than growth assets, with 96% of these investments held with high credit quality counterparties rated 'AA' or better. Importantly, the Group remains well capitalised," Mr Wilkins said.

IAG Chairman Mr James Strong said he was pleased with the progress being made in improving Group profitability.

"The board has accepted responsibility for the Group's disappointing performance in the 2008 financial year and has initiated a program of decisive changes to improve performance. I am confident we now have the right management team, strategy and operating structure to improve value in the 2009 financial year and beyond," Mr Strong said.

"We have also adopted a more sustainable dividend policy which will see future dividend payments equating to around 50%–70% of reported cash earnings. Dividends will continue to be fully franked for the foreseeable future*."

---

* *Subject to no material movement in foreign exchange rates or credit spreads and no catastrophes or large losses beyond IAG's allowances.*

Insurance Australia Group

Mr Strong also told shareholders the board is undergoing renewal as it looks to further strengthen its composition.

"The board is mindful of the need to continue to renew and further strengthen its composition through the addition of members with relevant skills and experience. In addition, as this will be my last term under our board's tenure policy, the board is addressing the need for a planned and orderly succession in the role of Chairman, in accordance with proper governance principles. We will advise the market as any changes occur," Mr Strong said.

– ends –

About Insurance Australia Group Limited
Insurance Australia Group Limited (IAG) is an international general insurance group, with operations in Australia, New Zealand, the United Kingdom and Asia. Its current businesses underwrite more than $7.5 billion of premium per annum. It employs more than 15,000 people of which around 10,000 are in Australia. It sells insurance under many leading brands including NRMA Insurance, CGU, SGIO, SGIC and Swann (Australia); NZI and State (NZ); Equity Red Star (UK); and NZI and Safety (Thailand). For further information please visit www.iag.com.au

CORPORATE AFFAIRS
Emma Foster
T 02 9292 8929
M 0411 013 170
E emma.foster@iag.com.au

INVESTOR RELATIONS
Carolyn McCann
T 02 9292 9557
M 0411 014 126
E carolyn.mccann@iag.com.au

82-34821

Insurance Australia Group

11 November 2008

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

ANNUAL GENERAL MEETING POLL RESULTS

At the Annual General Meeting of shareholders held today, polls were held on all items of business as set out in the Notice of Meeting dated 17 September 2008. The Returning Officer has advised that the results of the polls are as follows:

Election of Directors:

Resolution 1: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"To re-elect as a director Brian Schwartz who retires by rotation in accordance with the company's Constitution, and being eligible, offers himself for re-election"

The resolution was carried as an ordinary resolution.

Resolution 2: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"To re-elect as a director James Strong who retires by rotation in accordance with the company's Constitution, and being eligible, offers himself for re-election"

The resolution was carried as an ordinary resolution.

Resolution 3: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"To elect as a director Richard Talbot"

The resolution was not carried as an ordinary resolution.

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

Resolution 4: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"To re-elect as a director Philip Twyman"

The resolution was carried as an ordinary resolution.

Remuneration Report

Resolution 5: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That the Company's Remuneration Report for the financial year ended 30 June 2008 be adopted"

The resolution was carried as an ordinary resolution.

The results of the proxy voting on the polls carried out in respect of each of the above resolutions are set out on Schedule A attached to this letter.

Yours sincerely,

Glenn Revell
Group Company Secretary

SCHEDULE A

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

ANNUAL GENERAL MEETING
11-Nov-08
DISCLOSURE OF PROXY VOTES

RESOLUTION		NUMBER OF PROXY VOTES WHICH THE APPOINTMENTS SPECIFIED AS: FOR	AGAINST	ABSTAIN	AT PROXY'S DISCRETION	TOTAL NO. OF PROXY VOTES EXERCISABLE	POLL RESULTS TOTAL VOTES IN FAVOUR	TOTAL VOTES AGAINST	TOTAL VOTES ABSTAIN	PASSED/ DEFEATED
RESOLUTION	1	773,644,229	13,002,364	5,776,836	40,897,928	827,544,521	812,669,887	15,579,551	5,838,949	Passed
PERCENTAGE		93.48%	1.58%		4.94%		98.12%	1.88%		
RESOLUTION	2	637,138,244	152,665,442	2,744,925	40,748,288	830,551,974	678,134,553	153,152,171	2,760,968	Passed
PERCENTAGE		76.71%	18.38%		4.91%		81.58%	18.42%		
RESOLUTION	3	47,229,057	627,109,485	117,244,681	43,147,280	717,485,822	47,632,680	670,505,651	117,318,267	Defeated
PERCENTAGE		6.58%	87.41%		6.01%		6.63%	93.37%		
RESOLUTION	4	753,767,274	12,025,179	11,391,816	41,900,162	807,692,615	795,996,303	12,359,110	11,443,350	Passed
PERCENTAGE		93.32%	1.49%		5.19%		98.47%	1.53%		
RESOLUTION	5	738,235,295	31,653,902	7,287,768	44,689,763	814,578,960	780,929,212	34,227,198	7,328,507	Passed
PERCENTAGE		90.64%	3.88%		5.48%		95.80%	4.20%		

Insurance Australia Group

12 November 2008

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

DIVIDEND PAYABLE: RESET PREFERENCE SHARES

RPS1 (IAGPA)

We advise that the Board of Insurance Australia Group Limited declared a fully franked dividend in respect of 3,500,000 Reset Preference Shares with a face value of $100 (RPS1) as follows:

	RPS1
Dividend rate per annum	5.63%
Amount payable per $100 share	$2.8227
Record date	28 November 2008
Payment date	15 December 2008

Yours sincerely

Glenn Revell
Group Company Secretary

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

MEDIA RELEASE

24 NOVEMBER 2008

IAG
Insurance Australia Group

IAG receives around 6,000 claims following south-east Queensland storms

Insurance Australia Group Limited (IAG) today confirmed it currently expects to pay between $60 million and $70 million to customers affected by the November storms in south-east Queensland.

The estimate includes claims from the windstorm that swept through the north-west suburbs of Brisbane on Sunday 16 November and the storms which affected south-east Queensland on Wednesday 19 November and Thursday 20 November.

IAG Managing Director and Chief Executive Officer, Mr Michael Wilkins, said that as at 9am today, NRMA Insurance and CGU had received around 6,000 claims.

"Our main priority is helping our customers. The NRMA Insurance and CGU teams have been working around the clock, fielding customer calls and processing claims. We have deployed additional assessing and claims management staff from interstate to provide further assistance to affected customers.

"Tarpaulins have been erected to protect customers' damaged homes and emergency repairs and assessments are well underway with work allocated to builders and tradespeople for serious damage," he said.

"Temporary accommodation is also being offered to customers whose homes are uninhabitable, and retail vouchers are being distributed to customers for emergency provisions."

Mr Wilkins said that both NRMA Insurance and CGU have a strong track record of helping customers in times of need.

"Our claims people understand our customers' needs and the importance of taking a proactive approach."

The majority of claims lodged with NRMA Insurance and CGU are related to home building and contents damage, with some commercial and motor vehicle damage also reported.

IAG remains within its budgeted storm allowance for the 2009 financial year of $314 million. The company's reinsurance retention for a single event in Australia is $118 million. It also has aggregate cover of $150 million which provides protection for accumulated losses arising from events larger than $15 million up to $50 million. In calendar year 2008 losses that can be counted towards the $150 million aggregate include the $51 million from the Mackay storms in February 2008 and $20 million from the Victorian windstorm in April 2008.

- ends -

About Insurance Australia Group
Insurance Australia Group Limited (IAG) is a general insurance group with operations in Australia, New Zealand, the United Kingdom and Asia. Its current businesses underwrite around $7.8 billion of premium per annum. It employs around 15,000 people. It sells insurance under many leading brands including NRMA Insurance, CGU, SGIO, SGIC and Swann (Australia); NZI and State (NZ); Equity Red Star (UK); and NZI and Safety (Thailand). For further information please visit www.iag.com.au

MEDIA RELATIONS	INVESTOR RELATIONS		
Emma Foster	Carolyn McCann	Simon Phibbs	Insurance Australia Group Limited
T +61 2 9292 8929	T +61 2 9292 9557	T +61 2 9292 8796	ABN 60 090 739 923
M +61 411 013 170	M +61 411 014 126	M +61 411 011 899	388 George Street
E emma.foster@iag.com.au	E carolyn.mccann@iag.com.au	E simon.phibbs@iag.com.au	Sydney NSW 2000 Australia
			T +61 (0)2 9292 9222
			www.iag.com.au

82-34821

Insurance Australia Group

24 November 2008

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

IAG AND STATE BANK OF INDIA AGREE TO FORM GENERAL INSURANCE JOINT VENTURE

Please find attached a media release and slide presentation with information relating to the general insurance joint venture signed today between IAG and the State Bank of India.

IAG management will present the slides via a teleconference at 17:00 AEST today.

To participate from within Australia, dial 1800 148 258.

To participate from outside Australia, dial +61 2 8524 6650.

Please quote conference ID: 74716222.

Yours sincerely,

Glenn Revell
Group Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

भारतीय स्टेट बैंक
State Bank of India

IAG
Insurance Australia Group

MEDIA RELEASE

24 NOVEMBER 2008

IAG and State Bank of India agree to form general insurance joint venture

Insurance Australia Group Limited (IAG) and State Bank of India (SBI) announced today they had signed a joint venture agreement to establish a general insurance company in India, expected to commence trading in 2009.

This follows IAG's announcement on 13 May 2008 that it had been selected by SBI as its preferred partner to enter exclusive joint venture negotiations.

IAG Managing Director and Chief Executive Officer Mr Michael Wilkins said forming the joint venture was a significant step in IAG's strategy to pursue select international general insurance opportunities.

"We are delighted to be partnering with India's premier financial services organisation, SBI. This provides us with an exciting opportunity to be a key participant in India's rapidly growing general insurance market, by leveraging the combined strengths of our two organisations.

"Entering the Indian general insurance market has been a priority for IAG for some time, to support our longer term growth and profitability. India has a large and expanding economy, with a general insurance market predicted to grow 15%–20% per annum over the next ten years.

"SBI is India's largest and most recognised financial services organisation, with more than 100 million customers, and considerable distribution reach through a network of more than 11,000 branches, and access to an additional 46 million customers and 4,500 branches through its associate banks.

"SBI has successfully built joint venture relationships with other foreign partners, including a life insurance business, and has a track record in general insurance distribution. IAG brings to the partnership proven capabilities in the areas of underwriting, pricing and actuarial, and risk and claims management," Mr Wilkins said.

SBI Chairman Mr OP Bhatt said the joint venture is part of SBI's strategic initiatives to retain its position as the pre-eminent financial services group in India.

"Insurance penetration in India is very low and the general insurance industry is expected to grow at a brisk rate of 15%–20% p.a. over a period of the next 10 years. SBI with its unparalleled brand equity and extensive distribution network will be able to provide protection to people even in the remote rural and semi urban areas throughout the country and help deepen the market. I am sure that this venture, like our Life Insurance venture SBI Life, will also emerge as a leader within a short span of time. This initiative will further diversify SBI's portfolio of financial services offered to its customers. We look forward to developing a successful business with IAG."

IAG
Insurance Australia Group

The joint venture will have exclusive access to SBI's distribution network and brand, and will aim to build scale in the corporate, SME and retail segments, where SBI has particularly strong customer relationships.

IAG will initially hold 26% of the joint venture, the maximum allowable under India's current foreign investment rules, and has an option to increase its stake to 49% in future, subject to regulatory and other conditions.

Under the joint venture arrangements, IAG will have board representation, the right to appoint certain key management personnel and affirmative voting rights over key business matters.

Mr Wilkins said IAG's investment in the joint venture will be INR 5421 million (approximately AUD$170 million), which will be funded from IAG's internal resources.

"Importantly, our total investment will be made directly into the joint venture, of which we will own 26%, and current business plans suggest that no further capital will be required for at least four years.

"Our investment reflects the attractiveness of this unique opportunity, which we believe will contribute to building value for our shareholders in the medium to long term," Mr Wilkins said.

The joint venture remains subject to Insurance Regulatory and Development Authority and other applicable approvals. Once approvals are granted, the joint venture is expected to commence writing business in late 2009, at which time IAG's investment will be made.

- ends -

About State Bank of India
State Bank of India is the largest commercial bank in India. It has over 100 million customers and 11,000 branches across the country, and access to an additional 46 million customers and 4,500 branches when including its associate banks. It has one of the most trusted brands in India, and a heritage dating back over 200 years. SBI has successfully built joint venture relationships with other foreign partners, including a life insurance business which now has a profitable number three market position in terms of new business income. For further information please visit www.statebankofindia.com

About Insurance Australia Group
Insurance Australia Group Limited (IAG) is a general insurance group with operations in Australia, New Zealand, the United Kingdom and Asia. Its current businesses underwrite around $7.5 billion of premium per annum. It employs around 15,000 people. It sells insurance under many leading brands including NRMA Insurance, CGU, SGIO, SGIC and Swann (Australia); NZI and State (NZ); Equity Red Star (UK); and NZI and Safety (Thailand). For further information please visit www.iag.com.au

MEDIA RELATIONS
Emma Foster
T +61 2 9292 8929
M +61 411 013 170
E emma.foster@iag.com.au

INVESTOR RELATIONS
Carolyn McCann
T +61 2 9292 9557
M +61 411 014 126
E carolyn.mccann@iag.com.au

Simon Phibbs
T +61 2 9292 8796
M +61 411 011 899
E simon.phibbs@iag.com.au

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Australia
T +61 (0)2 9292 9222
www.iag.com.au

IAG AND STATE BANK OF INDIA GENERAL INSURANCE JOINT VENTURE

Michael Wilkins
Managing Director & Chief Executive Officer
24 November 2008

Insurance Australia Group Limited ABN 60 090 739 923

AGENDA

1. TRANSACTION HIGHLIGHTS
2. STRATEGIC RATIONALE
3. STATE BANK OF INDIA – A PREMIUM PARTNER
4. JOINT VENTURE – A PLATFORM TO BE A KEY PARTICIPANT
5. SUMMARY

Page 2

IAG

Thank you for participating in this teleconference today. The timing of this call is at quite short notice and a bit later than you would usually expect, however it's been necessary due to the time zone differences with us based here in Mumbai, so we appreciate you making the time to dial in.

Today's presentation is about our announcement that we have signed an agreement with India's largest bank, the State Bank of India, to form a general insurance joint venture.

I plan to provide you an update on some of the key terms of the agreement, give you background on SBI and the general insurance market in India, and provide an opportunity for questions.

1

TRANSACTION HIGHLIGHTS

A UNIQUE OPPORTUNITY TO GROW SHAREHOLDER VALUE

- Agreement signed with State Bank of India (SBI) to form a general insurance joint venture in India
- IAG selected ahead of a number of major international insurers
- SBI is the largest bank in India
- India is a large and high growth economy with low insurance penetration
- Joint venture combines IAG's proven technical and underwriting experience with SBI's local knowledge and unrivalled distribution network
- A significant step forward in IAG's Asian expansion strategy

Page 4

Today we announced that we have signed an agreement with the State Bank of India (SBI) to form a general insurance joint venture business in India.

This follows our announcement in May that we had entered exclusive negotiations with SBI, after 18 months of discussions. We are pleased that those discussions have culminated in today's announcement and look forward to working with SBI on the joint venture which we expect will commence trading in 2009.

This provides us with an exciting opportunity to participate in India's rapidly growing general insurance market, which has been a priority for IAG for some time to support our medium to long term growth and profitability.

India has a large and expanding economy, with a general insurance market predicted to grow 15%–20% per annum over the next ten years.

The partnership enables us to combine IAG's technical and underwriting experience with SBI's local knowledge, exclusive access to SBI's brand and the unrivalled distribution network of India's largest bank.

While we continue to focus on improving our businesses in our home markets of Australia and New Zealand, this Indian joint venture is an important step forward in our strategy of selectively expanding throughout Asia. We believe it will generate shareholder value over the medium to long term.


2
STRATEGIC RATIONALE
IAG
Insurance Australia Group

I'll now give you some of the background behind our decision to enter India's general insurance market.

INDIA – A LARGE, FAST GROWING ECONOMY

- India has the world's second largest population:
  - Around 1.15 billion people (July 2008)
  - Population growth of 1.6% per annum
- India's economy is growing:
  - In 2007 GDP was in excess of US$1 trillion
  - In the 5 years since 2003, India's real GDP has increased by an average of 8.6%
  - Ten-year estimates through to 2013 indicate that India's GDP will continue to grow by an average of around 8%

Source: AXCO; IMF (October 2008)

Page 6

IAG

There has been much written about the size and growth of India's expanding economy and the benefits of trading in that market. We've highlighted here only a few key statistics to demonstrate this growth.

India has the world's second largest population, with around 1.15 billion people, and this population is growing at around 1.6% per annum.

Similarly, the economy is growing. Last year India's GDP was in excess of US$1 trillion. According to the IMF, in the five years since 2003, India's real GDP has increased by an average of 8.6% and ten-year estimates through to 2013 indicate that India's GDP will continue to grow by an average of around 8%.

This combination of such a large population with growing per capita income, coupled with greater accessibility to insurance for end customers, creates an ideal platform for strong potential general insurance market growth.

WITH SIGNIFICANT GENERAL INSURANCE GROWTH POTENTIAL


Historical and Projected Market size and GDP (USD bn)
25
20
15
10
5
0
3000
2500
2000
1500
1000
500
0
Mkt GWP USD Bn
GDP USD Bn
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
Actual
Forecast

- India's general insurance market (public plus private sectors) has grown at a compound annual growth rate of 16% over the past four years
- The private sector has grown 60.7% between FY03 and FY07, and at the end of February 2008, private companies had around 40% market share
- Increasing penetration off a low base, with continued strong economic growth, is expected to result in 15%–20% GWP compound annual growth rate over the next ten years

Page 7 Source: IRDA Journals, Ernst & Young India, Moody's, Swiss Re and IMA Asia

IAG

India's insurance sector has been on an upward growth curve.

India's general insurance market has grown at a compound annual growth rate of 16% over the past four years. The private sector has grown around 60% between FY03 and FY07, and at the end of February 2008, private players had around 40% market share.

The penetration of insurance still remains comparatively low, leaving significant room for further growth. Most analysts predict that India's general insurance sector will grow 15%–20% per annum over the next ten years.

Motor insurance, where IAG has particularly strong expertise, accounts for more than 40% of the general insurance market, and has demonstrated the highest level of GWP growth across all classes. Based on data presented by India's Insurance Regulatory and Development Agency, motor GWP has experienced a compound average growth rate of almost 21% since 2003, recording just over USD$2.4b in GWP in 2007. The trend of GWP growth in motor insurance is expected to continue.

These are just some of the statistics which make India such an attractive proposition for us.

3

STATE BANK OF INDIA:
A PREMIUM PARTNER

IAG
Insurance Australia Group

We are delighted to have been selected by SBI, ahead of a number of other international insurance organisations, to partner in the establishment of this joint venture. We believe this joint venture places us in a strong position to become a key participant in the Indian market.

STATE BANK OF INDIA: A PREMIUM PARTNER

- The largest bank in India by a significant margin, with 16% market share (both deposits and advances)
- More than 100 million customers
  - strong corporate relationships - over 80% of large corporates and 50% of mid-corporates in India
  - more than 1.3 million SME customers
- Unrivalled distribution network: around 11,000 branches
- Additional 4,500 branches and 46 million customers when including SBI's six associate banks
- Ranked one of India's most recognised and trusted brands (AC Nielsen):
  - # 1 - 'Most trusted with money' across all income groups
  - # 2 - brand equity out of 275 brands
- The only Indian bank included in Fortune's Global 500 – 380th place, up from 495th in 2007
- Strongly capitalised
- 59% owned by Government of India

Page 9

SBI is India's largest and most recognised financial services organisation, with more than 100 million customers and a 16% market share in both deposits and advances.

It has a particularly strong corporate customer base, having relationships with over 80% of the large corporates and 50% of mid-corporates in India, as well as more than 1.3 million SME customers, approximately 95 million retail customers and over 5 million rural customers.

SBI has one of India's most recognised brands, ranking number two in terms of brand equity and number one as 'most trusted with money' across all income groups according to research by AC Nielsen.

SBI is strongly capitalised, and in May, SBI announced it had increased net profit by more than 48% at 31 March 2008, compared with the previous year, and in late October, announced a 28% increase in net profit for the opening half of FY09.

SBI's ratings from international ratings agency Standard & Poor's rank it equal to the country rating for India demonstrating SBI's financial strength.

It is also included in Fortune's Global 500 and is the only Indian bank to feature in the Top 60 World Commercial and Savings Banks within that ranking.

UNRIVALLED DISTRIBUTION NETWORK

State Bank of India branch network: around 11,000 branches


INDIA
States and Union Territories
Punjab (278)
Haryana (193)
Chandigarh (30)
Delhi (247)
Goa (66)
Kerala, Lakshwadeep (303)
North East (500)
West Bengal (815)
Jharkhand (386)
Chhattisgarh (248)
Andaman & Nicobar (18)
133
164
1694
242
590
957
555
944
553
948
397
676
Total Offices – 10942
October 2008

Page 10

IAG

Importantly, SBI has considerable distribution reach. It has a network of around 11,000 branches and, when including its six associate banks, it has access to an additional 4,500 branches. This network significantly outnumbers other financial services organisations in India.

Having access to SBI's wide and diversified business and geographic presence presents the joint venture company with a substantial potential customer base.

SBI HAS A PROVEN TRACK RECORD OF WORKING COLLABORATIVELY WITH FOREIGN PARTNERS

Company	JV Partner	Performance Highlights
SBI Life Insurance Co. Ltd	Cardif SA	• commenced 2001, first full year 2002-03 • first private life insurer to break even • 3rd largest private life insurer with 10.2% market share • 92% Y-on-Y growth in GWP in FY2008 • selling in over 6,000 SBI branches • 102 own branches; 7 million customers
SBI Funds Management Pvt. Ltd.	Société Générale	• commenced 1992 • USD 6.4 billion in Assets Under Management (AUM) • ranked #6 in funds management market by AUM • 5.17% market share
SBI Cards & Payment Services Pvt. Ltd.	GE Capital	• commenced 1998 • one of the top 3 cards issuers in India • over 530,000 cards issued in FY2008 • total cards in use 3.2 million

Page 11

IAG

I think it is worth noting that SBI has successfully built joint venture relationships with other foreign partners across three segments of the finance industry. The success of these relationships has been driven through close collaboration, with each partner recognising and leveraging their particular strengths.

As an example, SBI Life Insurance (a partnership between SBI and Cardif) commenced operations in 2001 and was the first private life insurance company to become profitable. During FY08, the joint venture generated a profit of more than A$9 million, grew GWP by 92% (over four times that of the overall industry and 25% higher than other private companies) and its products are now sold in over 6,000 of SBI's branches.

This proven track record of working collaboratively with foreign partners to drive successful businesses gives us additional confidence about the prospects for our general insurance joint venture with SBI.

4

GENERAL INSURANCE JOINT VENTURE – OPPORTUNITY TO BE A KEY PARTICIPANT

IAG
Insurance Australia Group

I'll turn now to some of the key terms of our general insurance joint venture.

OPPORTUNITY TO BE A SIGNIFICANT INDUSTRY PARTICIPANT

- IAG-SBI general insurance joint venture will leverage the combined strengths of the two organisations:
  - Exclusive access to SBI's brand and distribution network
  - Supported by IAG's proven technical and underwriting experience
- Aim to build scale and profitability in segments in which SBI has existing strong customer relationships – corporate, SME and retail
- IAG will initially hold 26% of the joint venture, the maximum allowable under India's current foreign investment rules, with an option to increase to 49%
- Under the joint venture arrangements, IAG will have board representation, the right to appoint certain key management personnel and affirmative voting rights over key business matters
- IAG will invest IRN 5421 million (approximately AUD$170 million):
  - Direct investment into the joint venture to support its development
  - No further funding expected to be required for at least four years
- Regulatory approvals are currently being sought and trading expected to commence late 2009

Page 13

IAG

The joint venture will have exclusive access to SBI's distribution network and brand, and will aim to build scale in the segments in which SBI has particularly strong customer relationships, namely the corporate, SME, and retail segments.

IAG will initially hold 26% of the joint venture, the maximum allowable under India's current foreign investment rules, and has an option to increase its stake to 49%, subject to regulatory and other conditions.

Under the joint venture arrangements, IAG will have board representation, the right to appoint certain key management personnel, including the Deputy CEO, and affirmative voting rights over key business matters.

IAG will invest around 5.4 billion Indian Rupees (which is approximately AUD$170 million), funded from our internal resources.

Importantly, our total investment will be made directly into the joint venture, of which we will own 26%, and current business plans suggest that no further capital will be required for at least four years.

The scale of our investment reflects the attractiveness of this unique opportunity, which we believe will contribute to building value for our shareholders over the medium to long term.

The joint venture remains subject to Insurance Regulatory and Development Authority and other applicable approvals. Once these approvals are granted, the joint venture is expected to commence writing business in late 2009.

5

SUMMARY

IAG
Insurance Australia Group

SUMMARY

भारतीय स्टेट बैंक
State Bank of India

- A unique opportunity to partner with a premium company, with a leading brand and significant customer and distribution network
- A highly attractive market, with opportunity for growth and profitability
- Consistent with IAG's Asian strategy
- Joint venture to generate value for IAG shareholders in the medium to long term

In summary, we believe this joint venture offers a unique opportunity to partner with a premium company, with a leading brand and significant customer and distribution network.

India has a highly attractive general insurance market, with the potential to grow both in terms of premium volume and profitability.

The joint venture is consistent with our strategy to selectively expand throughout targeted Asian general insurance markets.

We believe the business has excellent prospects and will generate value for IAG shareholders in the medium to long term.


6
QUESTIONS
IAG
Insurance Australia Group

I'm now happy to open up the line for questions.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PHILIP TWYMAN
Date of last notice	1 September 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Perpetual Trustee Company Limited ATF First Dunedin Super Fund of which Mr Twyman is a beneficiary
Date of change	24 Novembert 2008
No. of securities held prior to change	25,000
Class	Ordinary shares
Number acquired	10,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$35,000

+ See chapter 19 for defined terms.

No. of securities held after change	35,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract		
Nature of interest		
Name of registered holder (if issued securities)		
Date of change		
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed		
Interest acquired		
Interest disposed		
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation		
Interest after change		

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	YASMIN ALLEN
Date of last notice	3 December 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust
Date of change	16 December 2008
No. of securities held prior to change	19,275 (Beneficiary of Non-Executive Directors' Share Plan Trust) 246 (Indirectly)
Class	Ordinary Shares
Number acquired	7,824 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$30,000.00

+ See chapter 19 for defined terms.

No. of securities held after change	27,099 (Beneficiary of Non-Executive Directors' Share Plan Trust) 246 (Indirectly owned by a Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of shares under the Company's Non Executive Directors share plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PHILLIP COLEBATCH
Date of last notice	3 December 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust
Date of change	16 December 2008
No. of securities held prior to change	27,132 (Indirect)
Class	Ordinary Shares
Number acquired	19,560 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$75,000.00

+ See chapter 19 for defined terms.

No. of securities held after change	46,692 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of shares under the Company's Non Executive Directors share plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	HUGH FLETCHER
Date of last notice	7 October 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust
Date of change	16 December 2008
No. of securities held prior to change	21,190 Indirect (Trustee and 20% beneficial shareholder of Fletcher Brothers Limited) 30,386 (Beneficiary of Non Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	15,648 (Beneficiary of Non Executive Directors' Share Plan Trust)
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$60,000.00

+ See chapter 19 for defined terms.

No. of securities held after change	21,190 Indirect (Trustee and 20% beneficial shareholder of Fletcher Brothers Limited) 46,034 (Beneficiary of Non Executive Directors' Share Plan Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of shares under the Company's Non Executive Directors share plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ANNA HYNES
Date of last notice	13 December 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust.
Date of change	16 December 2008
No. of securities held prior to change	6,752 (Beneficiary of Non-Executive Directors' Share Plan Trust) 11,000 (Trustee and Beneficiary of a Superannuation Fund.)
Class	Ordinary Shares
Number acquired	7,824 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$30,000.00

+ See chapter 19 for defined terms.

No. of securities held after change	14,576 (Beneficiary of Non-Executive Directors' Share Plan Trust) 11,000 (Trustee and Beneficiary of a Superannuation Fund.)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of shares under the Company's Non Executive Directors share plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIAN SCHWARTZ
Date of last notice	3 December 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust
Date of change	16 December 2008
No. of securities held prior to change	246 (Directly held) 27,663 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	11,736 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$45,000

+ See chapter 19 for defined terms.

No. of securities held after change	246 (Directly held) 39,399 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of shares under the Company's Non Executive Director's share plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAMES STRONG
Date of last notice	3 December 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust
Date of change	16 December 2008
No. of securities held prior to change	1. 12,575 (Direct interest) 2. 273,694 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 10,246 (Strong Aviation Services and Investments (SASI) Pty Limited.
Class	Ordinary Shares
Number acquired	58,682 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$225,000.00

+ See chapter 19 for defined terms.

No. of securities held after change	1. 12,575 (Direct interest) 2. 332,376 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 10,246 (Strong Aviation Services and Investments (SASI) Pty Limited))
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of shares under the Company's Non Executive Directors share plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PHILIP TWYMAN
Date of last notice	25 November 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors Share Plan Trust
Date of change	16 December 2008
No. of securities held prior to change	35,000 (Indirect)
Class	Ordinary shares
Number acquired	9,780 (Beneficiary of Non- Executive Directors Share Plan Trust)
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$37,500

No. of securities held after change	35,000 (Perpetual Trustee Company Limited ATF First Dunedin Super Fund of which Mr Twyman is a beneficiary) 9,780 (Beneficiary of Non- Executive Directors Share Plan Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of shares under the Company's Non-Executive Directors share plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract		
Nature of interest		
Name of registered holder (if issued securities)		
Date of change		
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed		
Interest acquired		
Interest disposed		
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation		
Interest after change		

+ See chapter 19 for defined terms.

IAG
Insurance Australia Group

18 December 2008

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

RECLASSIFICATION OF FY08 RESULTS

Please find attached Insurance Australia Group's (IAG) 2008 results reclassified to provide comparable figures for the segment reporting being adopted from FY09 onwards.

As stated in the FY08 investor report, these changes include:

- The reallocation of corporate expenses and the NSW Insurance Protection Tax to the operating divisions; and
- The transfer of the Group's direct commercial insurance offerings from Australian Intermediated to Australian Direct in line with the revised operating model.

In addition, from FY09 the Group plans to report the results of its international captive that relate to its UK, New Zealand and Asian businesses as part of those segments. This is consistent with the reporting of the Australian captive with the Australian business segments. External reinsurance activities (Alba and Labuan external) will be included in the corporate segment.

Change to interim results date

Please be advised that IAG will report its half year results on Thursday, 26 February instead of Friday, 27 February 2009.

Yours sincerely,

Glenn Revell
Group Company Secretary

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

RECLASSIFIED GROUP FULL YEAR RESULTS

The following summarises the impact of the reclassification by segment:

- **Australia Direct:**
  - The Retail Business Insurance channel transferred from Australian Intermediated (CGU) increasing gross written premium and insurance profit by $155m[1] and $28m respectively (1H08: $75m and $16m; 2H08: $80m and $12m).
  - Net corporate expense allocated to Australian Direct was $24m (1H08: $11m; 2H08: $13m).
- **Australia Intermediated:**
  - The Retail Business Insurance channel transferred to Australian Direct decreasing gross written premium and insurance profit by $155m[1] and $28m respectively (1H08: $75m and $16m; 2H08: $80m and $12m).
  - Net corporate expense allocated to Australian Intermediated was $12m (1H08: $5m, 2H08: $7m).
- **New Zealand:**
  - The Asian Reinsurance segment result of $32m profit (1H08: $22m; 2H08 $10m) attributable to New Zealand intercompany risk underwritten by the captive has been reallocated to New Zealand.
  - Net corporate expense allocated to New Zealand was $3m (1H08: $1m, 2H08: $2m).
- **United Kingdom:**
  - The Asian Reinsurance segment result of $66m loss (1H08: $54m; 2H08 $12m) attributable to UK intercompany risk underwritten by the captive has been reallocated to the UK. This included $36m loss (1H08: -$9m; 2H08: -$27m) related to the Advantage quota share arrangement and $30m loss (1H08 -$45m; 2H08: $15m) in relation to excess of loss reinsurance arrangements.
  - Net corporate expense allocated to United Kingdom was $3m (1H08: $1m, 2H08: $2m).
- **Asia:**
  - The Asian Reinsurance segment result of $0m (1H08: $4m profit; 2H08 $4m loss) attributable to Asia intercompany risk underwritten by the captive has been reallocated to Asia.
  - Asia development costs of $3m (1H08: $2m; 2H08 $1m) have been reclassified within the segment to be included in insurance profit.
  - Net corporate expense of $11m (1H08: $6m; 2H08: $5m) has been allocated to Asia.

---

[1] *The variance from $164m disclosed in the FY08 Investor Report relates to $9m Commercial Insurance GWP that remains with Australian Intermediated as it is distributed through broker channels.*

- **Corporate & Other:**
  - Reinsurance arrangements with third parties previously disclosed in the Asian Reinsurance segment have been reallocated to the Corporate segment increasing gross written premium and insurance result by $26m and a loss of $18m respectively (1H08: $12m and loss $7m; 2H08: $14m and loss $11m).
  - Net corporate expense allocated to business segments was $53m (1H08: $27m; 2H08: $26m).

INSURANCE AUSTRALIA GROUP FINANCIAL PERFORMANCE	1H08 Reclassified A$m	2H08 Reclassified A$m	FY08 Reclassified A$m
Gross written premium	3,851	3,942	7,793
Gross earned premium	3,923	3,842	7,765
Reinsurance expense	(214)	(256)	(470)
Net premium revenue	3,709	3,586	7,295
Net claims expense	(2,644)	(2,511)	(5,155)
Commission expense	(331)	(326)	(657)
Underwriting expense	(768)	(755)	(1,523)
Underwriting profit/(loss)	(34)	(6)	(40)
Investment income on technical reserves	224	208	432
Insurance profit	190	202	392
Net corporate expenses[1]	-	(69)	(69)
Interest	(58)	(43)	(101)
Profit/(loss) from fee based business / share from associates	29	(4)	25
Investment income on shareholders' funds	76	(52)	24
Profit/ (loss) before income tax and amortisation	237	34	271
Income tax expense	(78)	(12)	(90)
Profit/ (loss) after income tax (before amortisation)	159	22	181
Minority interests	(17)	(18)	(35)
Profit attributable to IAG shareholders (before amortisation)	142	4	146
Amortisation[2]	(32)	(375)	(407)
Profit/ (loss) attributable to IAG shareholders	110	(371)	(261)
Insurance Ratios			
Loss ratio	71.3%	70.0%	70.7%
Expense ratio	29.6%	30.1%	29.9%
Commission ratio	8.9%	9.1%	9.0%
Administration ratio	20.7%	21.1%	20.9%
Combined ratio	100.9%	100.2%	100.5%
Insurance margin	5.1%	5.6%	5.4%
Reclassification Adjustment			
Reported Insurance Margin %	5.9%	6.4%	6.1%
Reported Insurance Profit $	217	231	448
Reclassification (included in Insurance Profit)			
Net Corporate Expenses	(27)	(29)	(56)
Reclassified Insurance Profit $	190	202	392

Notes

[1] Remaining Net Corporate Expenses include:
- $60 million restructuring provision
- $9 million impairment charge for UK property

[2] Amortisation charge of $407 million includes:
- $65 million amortisation
- $342 million writedown of Hastings/Advantage Assets


Insurance Australia Group
General Insurance
Australia Direct
Australia Intermediated
United Kingdom
New Zealand
Asia
Corporate & Other
Investments
Corporate Costs
External Reinsurance

INSURANCE AUSTRALIA GROUP FINANCIAL PERFORMANCE	FY08 Total Reclassified A$m	Australia Direct Reclassified A$m	Australia Inter-mediated Reclassified A$m	New Zealand Reclassified A$m	United Kingdom Reclassified A$m	Asia Reclassified A$m	Corporate & Other Reclassified A$m
Gross written premium	7,793	3,096	2,398	974	1,125	174	26
Gross earned premium	7,766	3,067	2,419	955	1,128	172	24
Reinsurance expense	(470)	(115)	(202)	(57)	(55)	(34)	(7)
Net premium revenue	7,295	2,953	2,216	898	1,073	138	17
Net claims expense	(5,155)	(2,183)	(1,382)	(616)	(865)	(90)	(19)
Commission expense	(657)	(64)	(351)	(98)	(113)	(27)	(4)
Underwriting expense	(1,523)	(607)	(481)	(193)	(195)	(35)	(12)
Underwriting profit/ (loss)	(40)	99	2	(9)	(100)	(14)	(18)
Investment income on technical reserves	432	217	132	21	59	3	-
Insurance profit	392	316	134	12	(41)	(11)	(18)
Net corporate expenses	(69)						(69)
Interest	(101)						(101)
Profit/ (loss) from fee based business / share from associates	25	-	33	-	(4)	(4)	-
Investment income on shareholders' funds	24						24
Profit/ (loss) before income tax and amortisation	271	316	167	12	(45)	(15)	(164)
Income tax expense	(90)						(90)
Profit/ (loss) after income tax (before amortisation)	181	316	167	12	(45)	(15)	(254)
Minority interests	(35)	(34)	(1)	-	-	-	-
Profit/ (loss) attributable to IAG shareholders (before amortisation)	146	282	166	12	(45)	(15)	(254)
Amortisation	(407)						(407)
Profit/ (loss) attributable to IAG shareholders	(261)	282	166	12	(45)	(15)	(661)

Insurance Ratios							
Loss ratio	70 7%	73 9%	62.4%	68.6%	80.6%	65.2%	111 8%
Expense ratio	29.9%	22.7%	37.5%	32.4%	28.7%	44.9%	94.1%
Commission ratio	9.0%	2 2%	15.9%	10 9%	10.5%	19.6%	23.5%
Administration ratio	20.9%	20 6%	21.7%	21.5%	18.2%	25.4%	70 6%
Combined ratio	100 5%	96 6%	99.9%	101.0%	109.3%	110.1%	205.9%
Insurance margin	5.4%	10 7%	6.1%	1.3%	(3.8%)	(8.0%)	(105.9%)

Reclassification Adjustment								Asia Re
Reported Insurance Margin %	6.1%	11.1%	7 4%	(2.0%)	2.8%	2.3%	-	(34.7%)
Reported Insurance Profit $	448	312	174	(17)	28	3	-	(52)
Reclassification (Included in Insurance Profit)								
Retail Business Insurance (RBI) - transferred to Direct	-	28	(28)					
Captive Reinsurance (allocated to International Segments)	-			32	(66)	-	-	34
External Reinsurance (Alba & Labuan External)	-						(18)	18
Net Corporate Expenses	(56)	(24)	(12)	(3)	(3)	(14)		
Reclassified Insurance Profit $	392	316	134	12	(41)	(11)	(18)	-

AUSTRALIA DIRECT FINANCIAL PERFORMANCE	1H08 Reclassified A$m	2H08 Reclassified A$m	FY08 Reclassified A$m
Gross written premium	1,516	1,580	3,096
Gross earned premium	1,537	1,531	3,067
Reinsurance expense	(60)	(55)	(115)
Net premium revenue	1,477	1,476	2,953
Net claims expense	(1,142)	(1,041)	(2,183)
Commission expense	(38)	(26)	(64)
Underwriting expense	(290)	(317)	(607)
Underwriting profit/(loss)	7	92	99
Investment income on technical reserves	99	118	217
Insurance profit/ (loss)	106	210	316
Insurance Ratios			
Loss ratio	77.3%	70.5%	73.9%
Expense ratio	22.2%	23.2%	22.7%
Commission ratio	2.6%	1.7%	2.2%
Administration ratio	19.6%	21.5%	20.6%
Combined ratio	99.4%	93.8%	96.6%
Insurance margin	7.3%	14.2%	10.7%
Reclassification Adjustment			
Reported Insurance Margin %	7.2%	15.0%	11.1%
Reported Insurance Profit $	101	211	312
Reclassification (included in Insurance Profit)			
Net Corporate Expenses	(11)	(13)	(24)
Retail Business Insurance (RBI)	16	12	28
Reclassified Insurance Profit $	106	210	316

AUSTRALIA INTERMEDIATED FINANCIAL PERFORMANCE	1H08 Reclassified A$m	2H08 Reclassified A$m	FY08 Reclassified A$m
Gross written premium	1,167	1,231	2,398
Gross earned premium	1,220	1,198	2,419
Reinsurance expense	(89)	(113)	(202)
Net premium revenue	1,131	1,085	2,216
Net claims expense	(650)	(732)	(1,382)
Commission expense	(168)	(183)	(351)
Underwriting expense	(243)	(238)	(481)
Underwriting profit/(loss)	70	(68)	2
Investment income on technical reserves	63	69	132
Insurance profit/ (loss)	133	1	134
Profit from fee based businesses	33	-	33
Total Divisional Result	**166**	**1**	**167**
Insurance Ratios			
Loss ratio	57.5%	67.5%	62.4%
Expense ratio	36.4%	38.8%	37.5%
Commission ratio	14.9%	16.9%	15.9%
Administration ratio	21.5%	21.9%	21.7%
Combined ratio	93.7%	106.3%	99.9%
Insurance margin	11.9%	0.1%	6.1%
Reclassification Adjustment			
Reported Insurance Margin %	12.8%	1.7%	7.4%
Reported Insurance Profit $	154	20	174
Reclassification (included in Insurance Profit)			
Net Corporate Expenses	(5)	(7)	(12)
Retail Business Insurance (RBI)	(16)	(12)	(28)
Reclassified Insurance Profit $	133	1	134

NEW ZEALAND FINANCIAL PERFORMANCE	1H08 Reclassified A$m	2H08 Reclassified A$m	FY08 Reclassified A$m
Gross written premium	483	491	974
Gross earned premium	488	467	955
Reinsurance expense	(24)	(33)	(57)
Net premium revenue	464	434	898
Net claims expense	(328)	(288)	(616)
Commission expense	(48)	(50)	(98)
Underwriting expense	(100)	(93)	(193)
Underwriting profit/(loss)	(12)	3	(9)
Investment income on technical reserves	12	9	21
Insurance profit/ (loss)	-	12	12
Insurance Ratios			
Loss ratio	70.7%	66.4%	68.6%
Expense ratio	31.9%	32.9%	32.4%
Commission ratio	10.3%	11.5%	10.9%
Administration ratio	21.6%	21.4%	21.5%
Combined ratio	102.5%	99.3%	101.0%
Insurance margin	0.1%	2.8%	1.3%

Reclassification Adjustment	1H08	2H08	FY08
Reported Insurance Margin %	(4.8%)	1.0%	(2.0%)
Reported Insurance Profit $	(21)	4	(17)
Reclassification (included in Insurance Profit)			
Net Corporate Expenses	(1)	(2)	(3)
Captive Reinsurance Allocation to NZ	22	10	32
Reclassified Insurance Profit $	-	12	12

IAG Insurance Australia Group

UNITED KINGDOM FINANCIAL PERFORMANCE	1H08 Reclassified A$m	2H08 Reclassified A$m	FY08 Reclassified A$m
Gross written premium	585	540	1,125
Gross earned premium	576	552	1,128
Reinsurance expense	(20)	(35)	(55)
Net premium revenue	556	517	1,073
Net claims expense	(472)	(393)	(865)
Commission expense	(61)	(52)	(113)
Underwriting expense	(109)	(86)	(195)
Underwriting profit/(loss)	(86)	(14)	(100)
Investment income on technical reserves	52	7	59
Insurance profit/ (loss)	(34)	(7)	(41)
Profit from fee based businesses	(1)	-	(1)
Share of profit from associates	-	(3)	(3)
Total Divisional Result	**(35)**	**(10)**	**(45)**
Insurance Ratios			
Loss ratio	84.9%	76.0%	80.6%
Expense ratio	30.6%	26.7%	28.7%
Commission ratio	11.0%	10.1%	10.5%
Administration ratio	19.6%	16.6%	18.2%
Combined ratio	115.4%	102.7%	109.3%
Insurance margin	(6.0%)	(1.4%)	(3.8%)

Reclassification Adjustment			
Reported Insurance Margin %	4.0%	1.5%	2.8%
Reported Insurance Profit $	21	7	28
Reclassification (included in Insurance Profit)			
Net Corporate Expenses	(1)	(2)	(3)
Captive Reinsurance Allocation to UK	(54)	(12)	(66)
- Advantage quota share	*(9)*	*(27)*	*(36)*
- Excess of loss	*(45)*	*15*	*(30)*
Reclassified Insurance Profit $	(34)	(7)	(41)

ASIA FINANCIAL PERFORMANCE	1H08 Reclassified A$m	2H08 Reclassified A$m	FY08 Reclassified A$m
Gross written premium	89	85	174
Gross earned premium	88	84	172
Reinsurance expense	(17)	(17)	(34)
Net premium revenue	71	67	138
Net claims expense	(44)	(46)	(90)
Commission expense	(14)	(13)	(27)
Underwriting expense	(19)	(16)	(35)
Underwriting profit/(loss)	(6)	(8)	(14)
Investment income on technical reserves	2	1	3
Insurance profit/ (loss)	(4)	(7)	(11)
Profit from fee based businesses	(2)	(2)	(4)
Share of profit from associates	-	-	-
Corporate expenses			-
Total Divisional Result	**(6)**	**(9)**	**(15)**
Insurance Ratios			
Loss ratio	62.0%	68.7%	65.2%
Expense ratio	46.5%	43.3%	44.9%
Commission ratio	19.7%	19.4%	19.6%
Administration ratio	26.8%	23.9%	25.4%
Combined ratio	108.4%	111.9%	110.1%
Insurance margin	(5.5%)	(10.4%)	(8.0%)

Reclassification Adjustment			
Reported Insurance Margin %	-	4.6%	2.3%
Reported Insurance Profit $	-	3	3
Reclassification (included in Insurance Profit)			
Net Corporate Expenses	(6)	(5)	(11)
Asia Development Costs	(2)	(1)	(3)
Captive Reinsurance Allocation to Asia	4	(4)	0
Reclassified Insurance Profit $	(4)	(7)	(11)

CORPORATE & OTHER FINANCIAL PERFORMANCE	1H08 Reclassified A$m	2H08 Reclassified A$m	FY08 Reclassified A$m
Gross written premium	12	14	26
Gross earned premium	13	11	24
Reinsurance expense	(3)	(4)	(7)
Net premium revenue	10	7	17
Net claims expense	(8)	(11)	(19)
Commission expense	(3)	(1)	(4)
Underwriting expense	(6)	(6)	(12)
Underwriting profit/(loss)	(7)	(11)	(18)
Investment income on technical reserves	-	-	-
Insurance profit	(7)	(11)	(18)
Net corporate expenses[1]	-	(69)	(69)
Interest	(58)	(43)	(101)
Investment income on shareholders' funds	76	(52)	24
Amortisation[2]	(32)	(375)	(407)

Insurance Ratios			
Loss ratio	80.0%	157.1%	111.8%
Expense ratio	90.0%	100.0%	94.1%
Commission ratio	30.0%	14.3%	23.5%
Administration ratio	60.0%	85.7%	70.6%
Combined ratio	169.9%	257.1%	205.9%
Insurance margin	(69.9%)	(157.1%)	(105.9%)

Reclassification Adjustment			
Reported Insurance Margin %	-	-	-
Reported Insurance Profit $	-	-	-
Reclassification (included in Insurance Profit)			
External Reinsurance Allocation	(7)	(11)	(18)
Reclassified Insurance Profit $	(7)	(11)	(18)
Net Corporate Expenses Allocation	27	26	53

Notes

[1] Remaining Net Corporate Expenses include:
- $60 million restructuring provision
- $9 million impairment charge for UK property

[2] Amortisation charge of $407 million includes:
- $65 million amortisation
- $342 million writedown of Hastings/Advantage Assets

82-34821

Insurance Australia Group

18 December 2008

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

IAG EXITS MASS MARKET DISTRIBUTION BUSINESSES IN UNITED KINGDOM

Please find attached a media release and presentation with information relating to IAG's exit from its mass market distribution businesses in the United Kingdom.

IAG management will present the slides via a teleconference at 14:30pm AEDT today.

To participate from within Australia, dial 1800 148 258.

To participate from outside Australia, dial +61 2 8524 6650.

Please quote conference ID: 77328519.

Yours sincerely,

Glenn Revell
Group Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

Insurance Australia Group

MEDIA RELEASE

18 DECEMBER 2008

IAG exits mass market distribution businesses in United Kingdom

Insurance Australia Group Limited (IAG) today announced it had agreed to sell its mass market distribution businesses in the United Kingdom (UK) for a total value of £73.5 million (approximately A$165 million), in line with its strategy to concentrate on its profitable specialist motor underwriting business in that market.

The sale will be effected through two separate transactions:

- IAG's UK insurance branch network will be sold to Swinton Group for £50 million (approximately A$112 million); and
- IAG's Hastings and Advantage businesses will be sold via a management buy out for £23.5 million (approximately A$53 million).

These transactions, combined with the costs relating to the recent closure of IAG's specialist Lloyd's syndicate Alba and associated underwriter Diagonal, will result in IAG recognising a pre-tax loss of approximately £40 million (approximately A$90 million) in FY09. Following completion of the transactions, IAG's capital position will improve slightly.

IAG Managing Director and Chief Executive Officer Mr Michael Wilkins said he was pleased to have finalised these transactions, which complete IAG's major restructuring initiatives under its refined corporate strategy announced in July 2008.

"Since we stated our intention to sell the mass market distribution businesses of our UK operations, we have considered a number of divestment options. We believe the transactions announced today represent the best outcome available to IAG shareholders, particularly in light of the deterioration in market conditions which has occurred since July," Mr Wilkins said.

"The divestment of these businesses means we can now focus on our profitable specialist motor underwriter, Equity Red Star. In FY08, Equity Red Star reported an insurance margin of 10.6% and contributed around 71% of the UK operations' gross written premium.

"Under the ongoing leadership of our UK CEO, Mr Neil Utley, we will continue to focus on Equity Red Star's underwriting and cost discipline to build on its impressive 37 year track record of profitability," Mr Wilkins said.

Sale of the UK branch network

The branch network of Equity Insurance Brokers consists of 91 high street branches across England and Northern Ireland which are branded Equity Insurance and Open+Direct.

Equity Red Star will continue to benefit from its existing relationship with Swinton Group, with the branch network remaining a distribution channel for Equity Red Star's specialist insurance products.

Sale of the Hastings/Advantage businesses

IAG's remaining mass market distribution businesses, Hastings Direct and its associated underwriter Advantage, together with the internet-based operations which trade under the Insure brands, will be bought by a small team of management and private investors. During FY08, these businesses generated 29% of IAG's UK operations' gross written premium.

The management buy out will be led by Mr Edward Fitzmaurice, Chief Executive of Hastings, and Mr Keith Charlton, Chief Executive of Advantage.

Mr Neil Utley will be a minority shareholder in the management buy out vehicle and will become non-executive Chairman of the separated business, while continuing in his executive role as CEO of IAG UK.

The transactions remain subject to regulatory approvals, and are expected to complete in early calendar 2009.

- ends -

About Insurance Australia Group
Insurance Australia Group Limited (IAG) is a general insurance group with operations in Australia, New Zealand, the United Kingdom and Asia. Its current businesses underwrite around $7.5 billion of premium per annum. It employs around 15,000 people. It sells insurance under many leading brands including NRMA Insurance, CGU, SGIO, SGIC and Swann (Australia); NZI and State (NZ); Equity Red Star (UK); and NZI and Safety (Thailand). For further information please visit www.iag.com.au

MEDIA RELATIONS
Carolyn McCann
T +61 2 9292 9557
M +61 411 014 126
E carolyn.mccann@iag.com.au

INVESTOR RELATIONS
Simon Phibbs
T +61 2 9292 8796
M +61 411 011 899
E simon.phibbs@iag.com.au

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Australia
T +61 (0)2 9292 9222
www.iag.com.au

IAG EXITS MASS MARKET DISTRIBUTION BUSINESSES IN UNITED KINGDOM

Michael Wilkins
Managing Director & Chief Executive Officer
18 December 2008

Insurance Australia Group Limited ABN 60 090 739 923

AGENDA

1 OVERVIEW OF THE TRANSACTIONS
2 OUTLOOK FOR IAG'S RETAINED UK OPERATIONS
3 DELIVERY AGAINST STRATEGIC PRIORITIES
4 QUESTIONS

Page 2

IAG

Thank you for participating in our teleconference.

Whilst this presentation concentrates on our announcement today that we are selling the mass market distribution businesses of our operations in the United Kingdom, I would also like to highlight a couple of other announcements we made today.

Firstly, the publication of reclassified results for FY08 to conform with the company's future segment reporting. This reflects the changes we notified you of in August, being the reallocation of corporate expenses and the NSW Insurance Protection Tax to the operating divisions, and the transfer of the Group's direct commercial insurance offerings from Australian Intermediated to Australian Direct in line with the revised operating model. In addition, from FY09 the Group will be reporting the results of its international captive across the related businesses, namely UK, New Zealand and Asia, which makes its treatment consistent with that of the Australian captive.

Secondly, you will be pleased to learn we have brought forward our half year results date by one day, to 26 February, to avoid conflict with another insurance company.

Turning back to today's announcement on the UK. During this presentation I plan to provide an overview of the transactions and the financial implications, discuss the outlook for our retained business in the UK, and provide an opportunity for questions.

OVERVIEW

DELIVERING ON OUR REFINED CORPORATE STRATEGY

- In July 2008, IAG announced it would:
  - Exit its UK mass market distribution businesses
  - Concentrate on being a specialist motor underwriter in the UK via Equity Red Star
- In realisation of this strategy, IAG has agreed to:
  - Sell the UK branch network to Swinton Group for £50m (approx A$112m)
  - Sell the Hastings and Advantage businesses via a management buy out for £23.5m (approx A$53m)
- These divestments are the best outcome available, given the significant deterioration in market conditions
- This completes IAG's restructuring initiatives under the refined corporate strategy

Page 3

IAG

In July 2008, we announced IAG's refined corporate strategy designed to improve the performance of the Group.

As part of that strategy, we took a decision to scale back our operations in the United Kingdom, to concentrate on being a specialist motor underwriter through our profitable Equity Red Star business. That meant exiting our mass market distribution businesses in the UK.

We took this decision because the performance of these parts of the business had been severely impacted by the protracted challenging conditions in the UK's private motor market, and we do not expect these conditions to improve for at least another 18 months.

After considering a number of divestment options, we have now agreed to sell those businesses in two separate transactions.

First, our branch network – which consists of 91 high street branches across England and Northern Ireland – will be sold to Swinton Group for £50m (approximately A$112m).

And second, our remaining mass market business, Hastings and its associated underwriter Advantage, as well as the direct internet based business operating under the Insure brands, will be sold via a management buy out led by Hastings Chief Executive, Edward Fitzmaurice and Advantage Chief Executive, Keith Charlton for £23.5m (approximately A$53m).

We are pleased to have finalised these transactions, particularly given the deterioration in market conditions which has occurred since we announced our intention to sell these businesses. We believe the divestments we are announcing today deliver the best outcome available.

With the sale of these businesses, we can now focus on Equity Red Star, which will continue to be led by the CEO of our UK operations, Mr Neil Utley.

These divestments mark the completion of the major restructuring initiatives we have put in place since announcing our refined corporate strategy in July.

OVERVIEW
FINANCIAL IMPLICATIONS

- Total value of £73.5m (approx A$165m)
- £50m (approx A$112m) cash consideration for branch network
- Hastings/Advantage total value of £23.5m (approx A$53m) comprises:
  - Cash proceeds of £17m (approx A$38m)
  - £6.5m (approx A$15m) commutation of Advantage's quota share agreement with Labuan
- Recognised pre-tax loss of approximately £40m (approx A$90m) in FY09 includes:
  - Loss on sale of Hastings/Advantage
  - Loss of some of the diversification benefit
  - Costs associated with Alba/Diagonal closure
  - Commutation profit
- Small positive impact on capital
  - Intangibles exchanged for cash

Page 4

IAG

The two transactions will realise a total value of £73.5m (approx A$165m).

We will receive £50m in cash (approx A$112m) for the branch network.

The Hastings/Advantage total value of £23.5m (approx A$53m) comprises cash proceeds of £17m and £6.5m in respect of commutation of the quota share agreement between Advantage and Labuan.

As part of the sale process, IAG is providing the MBO vehicle with an overdraft facility of up to £3.5m for a period of two years, on commercial rates.

The combined transactions will result in IAG recognising a pre-tax loss of approximately £40m (approximately A$90m) in FY09. Whilst the majority of this relates to the loss on sale of Hastings/Advantage, it also encompasses the loss of some diversification benefit and costs relating to the recent closure of our specialist Lloyd's syndicate Alba and associated underwriter Diagonal, partially offset by the profit on commutation.

Our capital position will improve slightly following completion of the transactions.

OVERVIEW

IAG NOW FOCUSED ON PROFITABLE EQUITY RED STAR BUSINESS

**IAG'S UK FY08
GROSS WRITTEN PREMIUM**


29%
71%

Hastings/Advantage GWP: £144m
Equity Red Star GWP: £360m

**IAG'S UK FY08
INSURANCE MARGIN***

Business	Insurance Margin
Equity Red Star	**+10.6%**
Advantage	**-25%**
Total IAG UK operations	**+2.8%**

** Prior to reclassification of FY08 results*

Page 5

IAG

We've included this slide to provide some clarity and context around the businesses being sold and those being retained by IAG.

In the context of the overall Group, our UK operations prior to the sales generated approximately 14% of IAG's total gross written premium in FY08.

Of that 14%, Equity Red Star – which is the business we are retaining – generated the lion's share of revenue, writing 71% of the gross premium in the UK, or £360m, in FY08.

Equity Red Star has continued to perform well, and delivered a reported insurance margin of 10.6% in FY08, compared to the negative 25% produced by Advantage which reflected the difficult market conditions.

IAG'S RETAINED UK OPERATIONS
OUTLOOK

equity REDSTAR   BARNETT & BARNETT

- Equity Red Star continues to perform well
- Equity Red Star will continue to source business through the divested branch network
  - strong existing relationship with Swinton Group to be maintained
- Management team remains in place
  - Neil Utley continues as CEO
- Retained focus on implementing rate rises and maintaining underwriting and cost discipline

Page 6   IAG

Narrowing our focus to Equity Red Star means we can concentrate on building on this business' impressive 37 year track record of profitability.

The sale of the mass market distribution businesses will not adversely impact Equity Red Star. Equity Red Star will benefit from its existing relationship with Swinton, and will continue to source business through the divested branch network.

The management team will remain in place, with Neil Utley as Chief Executive Officer of our UK operations. Neil will be a minority shareholder in the management buy out vehicle and will have a non-executive role in that business, while continuing in his full time executive role as CEO of IAG UK.

The priority for Equity Red Star moving forward is to improve profitability by maintaining underwriting and cost disciplines.

DELIVERY AGAINST STRATEGIC PRIORITIES

Priority	Status
Move to a simpler operating model by end of September	✓
Deliver $130m in annual before tax run rate savings in Australia	✓
Appoint CEO of Direct Insurance in Australia	✓
Pursue select opportunities in Asia	✓
Scale back operations in the UK	✓
Exit from Lloyd's syndicate 4455 ('Alba') and underwriting agency	✓

Ongoing priority: to focus on driving performance and optimising returns in our home markets of Australia and New Zealand

Page 7

IAG

It has been a busy six months for IAG. With our exit from our UK mass market businesses, we have now delivered against the key strategic priorities we set in July 2008.

By the end of September, our operational model was up and running and the majority of our cost saving initiatives in Australia were also implemented.

We appointed a new CEO with significant industry experience to manage our largest business, Australian Direct Insurance.

We finalised our general insurance joint venture in India with the State Bank of India, which we expect to be up and running in 2009; and we've increased ownership of the general insurance business of our Malaysian joint venture.

We have also exited our Lloyd's managing agency and specialist Asian syndicate, Alba, as it was no longer required to support the Group's Asian businesses.

With these priorities achieved, our prime focus is to continue to drive the performance in our home markets of Australia and New Zealand to optimise returns.

QUESTIONS

IAG
Insurance Australia Group

I'm now happy to open up the line for questions.

82-34821

Insurance Australia Group

22 December 2008

Manager, Company Announcements Office
Australian Securities Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

CEO REMUNERATION & CONTRACT TERMS

Mr Michael Wilkins was appointed Managing Director and Chief Executive Officer of Insurance Australia Group Limited (IAG) on 26 May 2008. He was previously the Deputy Managing Director and Chief Operating Officer.

The main terms and conditions of Mr Wilkins' contract were agreed at the time of his appointment as CEO and were based on Mr Wilkins' previous contract. Details were summarised in the IAG 2008 Annual Report.

Finalisation of the contract was delayed due to some legal formalities and by Mr Wilkins giving priority to the initiatives announced to the market in July 2008 to improve IAG's performance.

We are pleased to confirm that the full terms and conditions of Mr Wilkins' contract have been agreed and a summary of the key terms of his contract are provided below.

Item	Summary
Term	Contract has no fixed term
Fixed Pay **(Base Salary + Superannuation)**	$1,850,000, reviewed annually
Short Term Incentive	Any payment made will be determined by the Board having regard to the Group's financial performance and Mr Wilkins' performance as CEO & Managing Director. Short term incentive may be paid as a mix of cash and deferred share rights as determined by the Board. For the 2008/2009 year, the maximum STI that can be earned is 150% of Fixed Pay.

Item	Summary
Long Term Incentive – Executive Performance Rights	Mr Wilkins was allocated 750,000 Executive Performance Rights (EPRs) on 18 September 2008. EPRs are rights over issued shares held by a trustee that vest, subject to meeting performance conditions as follows: • 50% are subject to a relative Total Shareholder Return hurdle (entities in the ASX 100 index), measured on the 3rd, 4th and 5th anniversaries of the base date. • 50% are subject to a cash ROE hurdle, measured after 3 financial years. EPRs that do not vest, lapse. The base date for performance hurdle measurement will be: • 1 July 2008 for the ROE component; and • 30 September 2008 for the TSR component, with the market value of shares on this date being the average price at which shares traded on the ASX from 1 July 2008 to 30 September 2008. Future LTI grants will be based on performance and having regard to market practice.
Termination Provisions	The contract may be terminated by either party giving written notice, or by IAG making a payment in lieu of notice. Mr Wilkins may terminate the contract by giving 6 months written notice. IAG may terminate the contract by giving Mr Wilkins 12 months written notice. If IAG makes a payment in lieu of notice the payment will include fixed pay, annual leave, long service leave (if payable) and short term incentive as determined by the Board having regard to the relevant STI targets.

In accordance with the Company's policy on shareholding requirements for the executive team, Mr Wilkins is required to hold shares in IAG equivalent to two times his fixed pay within four years of his appointment as Managing Director & CEO.

Yours sincerely,

Glenn Revell
Group Company Secretary

82-34821

Insurance Australia Group

22 December 2008

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

AMENDED RECLASSIFICATION OF FY08 RESULTS

On 18 December 2008 Insurance Australia Group (IAG) issued a reclassification of its FY08 results to provide comparable figures for the segment reporting being adopted in FY09.

The reclassification embodied the following changes:

- The reallocation of corporate expenses and the NSW Insurance Protection Tax to the operating divisions;
- The transfer of the Group's direct commercial insurance offerings from Australia Intermediated to Australia Direct in line with the revised operating model; and
- The reallocation of the results of the international captive across the United Kingdom, New Zealand and Asian businesses, bringing its reporting into line with that of the Australian captive. External reinsurance activities (Alba and Labuan external) are included in the corporate segment.

The attached amended reclassification of IAG's FY08 results corrects a number of minor misallocations in the half yearly splits of the supporting divisional detail. These centre on:

- Investment income on technical reserves in New Zealand and Asia;
- Profit from fee based businesses in Australia Intermediated and United Kingdom; and
- Share of profit from associates in United Kingdom and Asia.

Yours sincerely,

Glenn Revell
Group Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

RECLASSIFIED GROUP FULL YEAR RESULTS

The following summarises the impact of the reclassification by segment:

- **Australia Direct:**
  - The Retail Business Insurance channel transferred from Australian Intermediated (CGU) increasing gross written premium and insurance profit by $155m[1] and $28m respectively (1H08: $75m and $16m; 2H08: $80m and $12m).
  - Net corporate expense allocated to Australian Direct was $24m (1H08: $11m; 2H08: $13m).

- **Australia Intermediated:**
  - The Retail Business Insurance channel transferred to Australian Direct decreasing gross written premium and insurance profit by $155m[1] and $28m respectively (1H08: $75m and $16m; 2H08: $80m and $12m).
  - Net corporate expense allocated to Australian Intermediated was $12m (1H08: $5m, 2H08: $7m).

- **New Zealand:**
  - The Asian Reinsurance segment result of $32m profit (1H08: $20m; 2H08 $12m) attributable to New Zealand intercompany risk underwritten by the captive has been reallocated to New Zealand.
  - Net corporate expense allocated to New Zealand was $3m (1H08: $1m, 2H08: $2m).

- **United Kingdom:**
  - The Asian Reinsurance segment result of $66m loss (1H08: $54m; 2H08 $12m) attributable to UK intercompany risk underwritten by the captive has been reallocated to the UK. This included $36m loss (1H08: -$9m; 2H08: -$27m) related to the Advantage quota share arrangement and $30m loss (1H08 -$45m; 2H08: $15m) in relation to excess of loss reinsurance arrangements.
  - Net corporate expense allocated to United Kingdom was $3m (1H08: $1m, 2H08: $2m).

- **Asia:**
  - The Asian Reinsurance segment result of $0m (1H08: $2m profit; 2H08 $2m loss) attributable to Asia intercompany risk underwritten by the captive has been reallocated to Asia.
  - Asia development costs of $3m (1H08: $2m; 2H08 $1m) have been reclassified within the segment to be included in insurance profit.
  - Net corporate expense of $11m (1H08: $6m; 2H08: $5m) has been allocated to Asia.

---

[1] *The variance from $164m disclosed in the FY08 Investor Report relates to $9m Commercial Insurance GWP that remains with Australian Intermediated as it is distributed through broker channels.*

- **Corporate & Other:**
  - Reinsurance arrangements with third parties previously disclosed in the Asian Reinsurance segment have been reallocated to the Corporate segment increasing gross written premium and insurance result by $26m and a loss of $18m respectively (1H08: $11m and loss $7m; 2H08: $15m and loss $11m).
  - Net corporate expense allocated to business segments was $53m (1H08: $25m; 2H08: $28m).

INSURANCE AUSTRALIA GROUP FINANCIAL PERFORMANCE	1H08 Reclassified A$m	2H08 Reclassified A$m	FY08 Reclassified A$m
Gross written premium	3,851	3,942	7,793
Gross earned premium	3,923	3,842	7,765
Reinsurance expense	(214)	(256)	(470)
Net premium revenue	3,709	3,586	7,295
Net claims expense	(2,644)	(2,511)	(5,155)
Commission expense	(331)	(326)	(657)
Underwriting expense	(768)	(755)	(1,523)
Underwriting profit/(loss)	(34)	(6)	(40)
Investment income on technical reserves	224	208	432
Insurance profit	190	202	392
Net corporate expenses[1]		(69)	(69)
Interest	(58)	(43)	(101)
Profit/(loss) from fee based business / share from associates	29	(4)	25
Investment income on shareholders' funds	76	(52)	24
Profit/ (loss) before income tax and amortisation	237	34	271
Income tax expense	(78)	(12)	(90)
Profit/ (loss) after income tax (before amortisation)	159	22	181
Minority interests	(17)	(18)	(35)
Profit attributable to IAG shareholders (before amortisation)	142	4	146
Amortisation[2]	(32)	(375)	(407)
Profit/ (loss) attributable to IAG shareholders	110	(371)	(261)
Insurance Ratios			
Loss ratio	71.3%	70.0%	70.7%
Expense ratio	29.6%	30.2%	29.9%
Commission ratio	8.9%	9.1%	9.0%
Administration ratio	20.7%	21.1%	20.9%
Combined ratio	100.9%	100.2%	100.6%
Insurance margin	5.1%	5.6%	5.4%
Reclassification Adjustment			
Reported Insurance Margin %	5.9%	6.4%	6.1%
Reported Insurance Profit $	217	231	448
Reclassification (included in Insurance Profit)			
Net Corporate Expenses	(27)	(29)	(56)
Reclassified Insurance Profit $	190	202	392

Notes

[1] Remaining Net Corporate Expenses include:
- $60 million restructuring provision
- $9 million impairment charge for UK property

[2] Amortisation charge of $407 million includes:
- $65 million amortisation
- $342 million writedown of Hastings/Advantage Assets


Insurance Australia Group
General Insurance
Australia Direct
Australia Intermediated
New Zealand
United Kingdom
Asia
Corporate & Other
Investments
Corporate Costs
External Reinsurance

INSURANCE AUSTRALIA GROUP FINANCIAL PERFORMANCE	FY08 Total Reclassified A$m	Australia Direct Reclassified A$m	Australia Inter-mediated Reclassified A$m	New Zealand Reclassified A$m	United Kingdom Reclassified A$m	Asia Reclassified A$m	Corporate & Other Reclassified A$m
Gross written premium	7,793	3,096	2,398	974	1,125	174	26
Gross earned premium	7,765	3,068	2,418	955	1,128	172	24
Reinsurance expense	(470)	(115)	(202)	(57)	(55)	(34)	(7)
Net premium revenue	7,295	2,953	2,216	898	1,073	138	17
Net claims expense	(5,155)	(2,183)	(1,382)	(616)	(865)	(90)	(19)
Commission expense	(657)	(64)	(351)	(98)	(113)	(27)	(4)
Underwriting expense	(1,523)	(607)	(481)	(193)	(195)	(35)	(12)
Underwriting profit/ (loss)	(40)	99	2	(9)	(100)	(14)	(18)
Investment income on technical reserves	432	217	132	21	59	3	-
Insurance profit	392	316	134	12	(41)	(11)	(18)
Net corporate expenses	(69)						(69)
Interest	(101)						(101)
Profit/ (loss) from fee based business / share from associates	25		33		(4)	(4)	
Investment income on shareholders' funds	24						24
Profit/ (loss) before income tax and amortisation	271	316	167	12	(45)	(15)	(164)
Income tax expense	(90)						(90)
Profit/ (loss) after income tax (before amortisation)	181	316	167	12	(45)	(15)	(254)
Minority interests	(35)	(34)	(1)	-	-	-	-
Profit/ (loss) attributable to IAG shareholders (before amortisation)	146	282	166	12	(45)	(15)	(254)
Amortisation	(407)						(407)
Profit/ (loss) attributable to IAG shareholders	(261)	282	166	12	(45)	(15)	(661)
Insurance Ratios							
Loss ratio	70.7%	73.9%	62.4%	68.0%	80.6%	65.2%	111.8%
Expense ratio	29.9%	22.8%	37.5%	32.4%	28.7%	45.0%	94.1%
Commission ratio	9.0%	2.2%	15.8%	10.9%	10.5%	19.6%	23.5%
Administration ratio	20.9%	20.6%	21.7%	21.5%	18.2%	25.4%	70.6%
Combined ratio	100.6%	96.7%	99.9%	101.0%	109.3%	110.2%	205.9%
Insurance margin	5.4%	10.7%	6.0%	1.3%	(3.8%)	(8.0%)	(105.9%)

Reclassification Adjustment								Asia Re
Reported Insurance Margin %	6.1%	11.1%	7.4%	(2.0%)	2.8%	2.3%	-	(34.7%)
Reported Insurance Profit $	448	312	174	(17)	28	3	-	(52)
Reclassification (included in Insurance Profit)								
Retail Business Insurance (RBI) - transferred to Direct	-	28	(28)					
Captive Reinsurance (allocated to International Segments)	-			32	(66)	-	-	34
External Reinsurance (Alba & Labuan External)	-						(18)	18
Net Corporate Expenses	(56)	(24)	(12)	(3)	(3)	(14)		
Reclassified Insurance Profit $	392	316	134	12	(41)	(11)	(18)	-

AUSTRALIA DIRECT FINANCIAL PERFORMANCE	1H08 Reclassified A$m	2H08 Reclassified A$m	FY08 Reclassified A$m
Gross written premium	1,516	1,580	3,096
Gross earned premium	1,537	1,531	3,068
Reinsurance expense	(60)	(55)	(115)
Net premium revenue	1,477	1,476	2,953
Net claims expense	(1,142)	(1,041)	(2,183)
Commission expense	(38)	(26)	(64)
Underwriting expense	(290)	(317)	(607)
Underwriting profit/(loss)	7	92	99
Investment income on technical reserves	99	118	217
Insurance profit/ (loss)	106	210	316
Insurance Ratios			
Loss ratio	77.3%	70.5%	73.9%
Expense ratio	22.2%	23.3%	22.8%
Commission ratio	2.6%	1.8%	2.2%
Administration ratio	19.6%	21.5%	20.6%
Combined ratio	99.5%	93.8%	96.7%
Insurance margin	7.2%	14.2%	10.7%
Reclassification Adjustment			
Reported Insurance Margin %	7.2%	15.0%	11.1%
Reported Insurance Profit $	101	211	312
Reclassification (included in Insurance Profit)			
Net Corporate Expenses	(11)	(13)	(24)
Retail Business Insurance (RBI)	16	12	28
Reclassified Insurance Profit $	106	210	316

IAG
Insurance Australia Group

AUSTRALIA INTERMEDIATED FINANCIAL PERFORMANCE	1H08 Reclassified A$m	2H08 Reclassified A$m	FY08 Reclassified A$m
Gross written premium	1,167	1,231	2,398
Gross earned premium	1,220	1,198	2,418
Reinsurance expense	(89)	(113)	(202)
Net premium revenue	1,131	1,085	2,216
Net claims expense	(650)	(732)	(1,382)
Commission expense	(168)	(183)	(351)
Underwriting expense	(243)	(238)	(481)
Underwriting profit/(loss)	70	(68)	2
Investment income on technical reserves	63	69	132
Insurance profit/ (loss)	133	1	134
Profit from fee based businesses	32	1	33
Total Divisional Result	**165**	**2**	**167**
Insurance Ratios			
Loss ratio	57.5%	67.5%	62.4%
Expense ratio	36.4%	38.8%	37.5%
Commission ratio	14.9%	16.9%	15.8%
Administration ratio	21.5%	21.9%	21.7%
Combined ratio	93.9%	106.3%	99.9%
Insurance margin	11.8%	0.1%	6.0%

Reclassification Adjustment			
Reported Insurance Margin %	12.8%	1.7%	7.4%
Reported Insurance Profit $	154	20	174
Reclassification (included in Insurance Profit)			
Net Corporate Expenses	(5)	(7)	(12)
Retail Business Insurance (RBI)	(16)	(12)	(28)
Reclassified Insurance Profit $	133	1	134

NEW ZEALAND FINANCIAL PERFORMANCE	1H08 Reclassified A$m	2H08 Reclassified A$m	FY08 Reclassified A$m
Gross written premium	483	491	974
Gross earned premium	488	467	955
Reinsurance expense	(24)	(33)	(57)
Net premium revenue	464	434	898
Net claims expense	(328)	(288)	(616)
Commission expense	(48)	(50)	(98)
Underwriting expense	(100)	(93)	(193)
Underwriting profit/(loss)	(12)	3	(9)
Investment income on technical reserves	10	11	21
Insurance profit/ (loss)	(2)	14	12
Insurance Ratios			
Loss ratio	70.7%	66.4%	68.6%
Expense ratio	31.9%	32.9%	32.4%
Commission ratio	10.3%	11.5%	10.9%
Administration ratio	21.6%	21.4%	21.5%
Combined ratio	102.6%	99.3%	101.0%
Insurance margin	(0.4%)	3.2%	1.3%
Reclassification Adjustment			
Reported Insurance Margin %	(4.8%)	1.0%	(2.0%)
Reported Insurance Profit $	(21)	4	(17)
Reclassification (Included in Insurance Profit)			
Net Corporate Expenses	(1)	(2)	(3)
Captive Reinsurance Allocation to NZ	20	12	32
Reclassified Insurance Profit $	(2)	14	12

Reclassified FY08 Investor Report

UNITED KINGDOM FINANCIAL PERFORMANCE	1H08 Reclassified A$m	2H08 Reclassified A$m	FY08 Reclassified A$m
Gross written premium	585	540	1,125
Gross earned premium	576	552	1,128
Reinsurance expense	(20)	(35)	(55)
Net premium revenue	556	517	1,073
Net claims expense	(472)	(393)	(865)
Commission expense	(61)	(52)	(113)
Underwriting expense	(109)	(86)	(195)
Underwriting profit/(loss)	(86)	(14)	(100)
Investment income on technical reserves	52	7	59
Insurance profit/ (loss)	(34)	(7)	(41)
Profit from fee based businesses	(2)	1	(1)
Share of profit from associates	(2)	(1)	(3)
Total Divisional Result	**(38)**	**(7)**	**(45)**
Insurance Ratios			
Loss ratio	84.9%	76.0%	80.6%
Expense ratio	30.6%	26.7%	28.7%
Commission ratio	11.0%	10.1%	10.5%
Administration ratio	19.6%	16.6%	18.2%
Combined ratio	115.5%	102.7%	109.3%
Insurance margin	(6.1%)	(1.4%)	(3.8%)
Reclassification Adjustment			
Reported Insurance Margin %	4.0%	1.5%	2.8%
Reported Insurance Profit $	21	7	28
Reclassification (included in Insurance Profit)			
Net Corporate Expenses	(1)	(2)	(3)
Captive Reinsurance Allocation to UK	(54)	(12)	(66)
- Advantage quota share	*(9)*	*(27)*	*(36)*
- Excess of loss	*(45)*	*15*	*(30)*
Reclassified Insurance Profit $	(34)	(7)	(41)

IAG
Insurance Australia Group

ASIA FINANCIAL PERFORMANCE	1H08 Reclassified A$m	2H08 Reclassified A$m	FY08 Reclassified A$m
Gross written premium	89	85	174
Gross earned premium	88	84	172
Reinsurance expense	(17)	(17)	(34)
Net premium revenue	71	67	138
Net claims expense	(44)	(46)	(90)
Commission expense	(14)	(13)	(27)
Underwriting expense	(19)	(16)	(35)
Underwriting profit/(loss)	(6)	(8)	(14)
Investment income on technical reserves	-	3	3
Insurance profit/ (loss)	(6)	(5)	(11)
Profit from fee based businesses	(2)	(2)	(4)
Share of profit from associates	3	(3)	-
Corporate expenses			-
Total Divisional Result	**(5)**	**(10)**	**(15)**
Insurance Ratios			
Loss ratio	62.0%	68.7%	65.2%
Expense ratio	46.5%	43.3%	45.0%
Commission ratio	19.7%	19.4%	19.6%
Administration ratio	26.8%	23.9%	25.4%
Combined ratio	108.5%	112.0%	110.2%
Insurance margin	(8.5%)	(7.5%)	(8.0%)
Reclassification Adjustment			
Reported Insurance Margin %	-	4.6%	2.3%
Reported Insurance Profit $	-	3	3
Reclassification (included in Insurance Profit)			
Net Corporate Expenses	(6)	(5)	(11)
Asia Development Costs	(2)	(1)	(3)
Captive Reinsurance Allocation to Asia	2	(2)	-
Reclassified Insurance Profit $	**(6)**	**(5)**	**(11)**

CORPORATE & OTHER FINANCIAL PERFORMANCE	1H08 Reclassified A$m	2H08 Reclassified A$m	FY08 Reclassified A$m
Gross written premium	11	15	26
Gross earned premium	14	10	24
Reinsurance expense	(4)	(3)	(7)
Net premium revenue	10	7	17
Net claims expense	(8)	(11)	(19)
Commission expense	(2)	(2)	(4)
Underwriting expense	(7)	(5)	(12)
Underwriting profit/(loss)	(7)	(11)	(18)
Investment income on technical reserves	-	-	-
Insurance profit	(7)	(11)	(18)
Net corporate expenses[1]	-	(69)	(69)
Interest	(58)	(43)	(101)
Investment income on shareholders' funds	76	(52)	24
Amortisation[2]	(32)	(375)	(407)
Insurance Ratios			
Loss ratio	80.0%	157.1%	111.8%
Expense ratio	90.0%	100.0%	94.1%
Commission ratio	20.0%	28.6%	23.5%
Administration ratio	70.0%	71.4%	70.6%
Combined ratio	170.0%	257.1%	205.9%
Insurance margin	(70.0%)	(157.1%)	(105.9%)
Reclassification Adjustment			
Reported Insurance Margin %	-	-	-
Reported Insurance Profit $	-	-	-
Reclassification (included in Insurance Profit)			
External Reinsurance Allocation	(7)	(11)	(18)
Reclassified Insurance Profit $	(7)	(11)	(18)
Net Corporate Expenses Allocation	25	28	53

Notes

[1] Remaining Net Corporate Expenses include:
- $60 million restructuring provision
- $9 million impairment charge for UK property

[2] Amortisation charge of $407 million includes:
- $65 million amortisation
- $342 million writedown of Hastings/Advantage Assets

IAG Insurance Australia Group

Lodged 3/12/08 **82-34821**
7E1930888

Forms Manager

Form being prepared

Date/time: 03-12-2008 12:53:04
Reference Id: 77636829

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
INSURANCE AUSTRALIA GROUP LIMITED
Australian Company Number (ACN)
090 739 923

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
INSURANCE AUSTRALIA GROUP LIMITED
ASIC registered agent number (if applicable)
21781

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name

Capacity Secretary

Signature

Date signed 3 December 2008.

C2 Issue of shares

New share issues are listed in the table below.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	10077977	4.1536	0

Earliest Date of issue **03-10-2008**

C3 Change to share structure

The updated details for this changed share class are shown in the table below.

Share class code	Full title if not standard	Total number of shares	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY SHARES	1888332519	41859885.26	0.00

Earliest date of change **03-10-2008**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares (Ordinary Shares)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**10,077,977** Ordinary shares issued pursuant to the Dividend Reinvestment Plan (DRP) to shareholders who nominated participation in the DRP.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.1536 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued pursuant to the DRP
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 October 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**1,888,332,519**	**Ordinary**
		3,500,000	Reset Preference Shares (IAGPA)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	77,500	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 30 September 2008.
(Group Company Secretary)

Print name: Glenn Revell

== == == == ==

+ See chapter 19 for defined terms.

Lodged 28/11/08

1E4989425

Australian Securities & Investments Commission

Form 492
Corporations Act 2001

Request for correction

Use this form to notify ASIC of **corrections** to previously notified changes.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme name
INSURANCE AUSTRALIA GROUP LIMITED

ACN/ARBN/ARSN/ABN
090 739 923

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)
21781

Telephone number
02 92928448

Postal address
LEVEL 26, NRMA CENTRE, 388 GEORGE STREET, SYDNEY, NSW, 2000

Please provide an estimate of the time taken to complete this form.
hrs mins

1 Details of original documents

Form number
484C

Form title
CHANGE TO COMPANY DETAILS - MEMBERS

Document number (Number allocated by ASIC)
1E4477664

Date of lodgement
17/06/08
[D D] [M M] [Y Y]

2 Details of correction

Supporting documentation is required for a correction to a **date of change.** Documentation is defined as a copy of any company record (minute, resolution, file note, memorandum, letter etc) evidencing the company's decision relating to the event seeking to be corrected.

The copy of the information being provided as evidence to support the correction must be duly authorised by a current director or secretary of the company (signed, dated, signatory capacity).

On page 2 of Form 484 under the heading Details of cancelled shares the share class code should have read RPSB not PRF.

This is in response to a company statement. Please capture all details.

Signature

This form must be signed by a current director or secretary of the company.

I certify that the information in this form is true and complete.

Name

REVELL, GLENN DEREK

Capacity

☐ Director

☑ Company secretary

Signature

Date signed

2 8 / 1 1 / 0 8
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

82 - 34821

Lodged 16/9/08

1E4780500

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders and proprietary company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
INSURANCE AUSTRALIA GROUP LIMITED

ACN/ABN
090 739 923

Corporate key
58604760

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
INSURANCE AUSTRALIA GROUP LIMITED

Contact name/position description

ASIC registered agent number (if applicable)
21781

Telephone number
02 92928448

Postal address or DX address
LEVEL 26, NRMA CENTRE 388 GEORGE STREET
SYDNEY, NSW, 2000

Total number of pages including this cover sheet

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
REVELL, GLENN DEREK

Capacity
☐ Director
☑ Company secretary

Signature
[signature]

Date signed
16/09/08
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder. A company does not have to notify ASIC that an officeholder has ceased if the officeholder has already notified ASIC by lodging a Form 370 *Notification by officeholder of resignation or retirement.*

Role of ceased officeholder
Select one or more boxes

- [ ] Director
- [x] Secretary
- [ ] Alternate director —— Person alternate for:

Date officeholder ceased

Date of change
12/09/08
[DD] [MM] [YY]

Name

The name of the ceased officeholder is

Family name: MACLENNAN-PIKE

Given names: FRASER CHARLES

Date of birth
05/03/68
[DD] [MM] [YY]

Place of birth (town/city): CHISWICK

(state/country): UNITED KINGDOM

B1 Continued... Cease another company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder. A company does not have to notify ASIC that an officeholder has ceased if the officeholder has already notified ASIC by lodging a Form 370 *Notification by officeholder of resignation or retirement.*

Role of ceased officeholder
Select one or more boxes

- [ ] Director
- [ ] Secretary
- [ ] Alternate director —— Person alternate for:

Date officeholder ceased

Date of change
_ _ / _ _ / _ _
[DD] [MM] [YY]

Name

The name of the ceased officeholder is

Family name:

Given names:

Date of birth
_ _ / _ _ / _ _
[DD] [MM] [YY]

Place of birth (town/city):

(state/country):

82-34821

IAG
Insurance Australia Group

Australian Securities and Investments Commission
Level 18, No 1 Martin Place
SYDNEY
NSW 2000

15 December 2008

IAG Non-Executive Directors' Plan Offer

Dear Sir,

We attach, pursuant to the relevant ASIC class orders, copies of the IAG Non-Executive Director's Plan Offer documents:

1. IAG Share and Performance Award Rights Plans Trust Deed;
2. Explanatory Booklet;
3. Standing Preference/Offer Form;
4. Financial Services Guide (FSG);

The Offer was made to IAG Non-Executive Directors' on 9 December 2008.

Yours sincerely,

Glenn Revell
Group Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

TRUST DEED, AS AMENDED TO 25 OCTOBER 2007

Date: [EXECUTED ON 12 FEBRUARY 2001]

Parties: **INSURANCE AUSTRALIA GROUP LIMITED ("IAGL") (ABN 60 090 739 923)** of 388 George Street, Sydney, NSW
and
IAG SHARE PLAN NOMINEE PTY LIMITED (ABN 52 095 125 152) of 388 George Street, Sydney, NSW

Recitals:

A. IAGL wishes to establish a trust to give Employees selected by the Board and Non-Executive Directors of IAGL the opportunity to have greater involvement with, and share in the future growth and profitability of, the Group.

B. The Trustee has agreed to act as the first trustee of the Trust and has agreed to hold shares in relation to the Plan on the terms and conditions set out in this deed.

Operative provisions:

1 Definitions and interpretation

1.1 The following words and phrases have these meanings in this deed unless the contrary intention appears:

Acceptance Date means the date the Trustee makes a resolution in accordance with clause 4.5, 5.5, 6.5 7.5, 7A.5 or 7B.5 as appropriate, in relation to an offer.

Account of a Participant means an account referred to in clause 10.

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of IAGL and any reduction of capital.

Allocation Share means a Share allocated under clause 5.

Allocation Share Plan means the terms of the Trust as they apply to Allocation Shares.

Application Form means a form to offer to acquire Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Deferred Award Rights, Performance Award

Rights or Executive Performance Rights, as appropriate, under the Plan in the form determined by the Board from time to time.

ASX means ASX Limited.

Auditor means any person registered as an auditor under the Corporations Act.

Benefit Share means a Share allocated under clause 7B.

Benefit Share Plan means the terms of the Trust as they apply to Benefit Shares.

Board means all or some of the Directors acting as a board of IAGL or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Equity Share means a Share allocated under clause 4.

Bonus Equity Share Plan means the terms of the Trust as they apply to Bonus Equity Shares.

Bonus Shares means the shares in respect of the Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of IAGL.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

Corporations Act means the Corporations Act 2001 (Cth).

Deferred Award Rights means the rights issued under clause 8A.

Deferred Award Rights Plan means the terms of the Trust as they apply to Deferred Award Rights.

Deferred Share means a Share allocated under clause 7A.

Deferred Share Plan means the terms of the Trust as they apply to Deferred Shares.

Director means a director of IAGL.

Employee means at the relevant time a permanent full time employee of a body corporate which is in the Group and a part time, fixed term or casual employee of the body corporate at that time (including a director of a body corporate in the Group who holds on a permanent full time or part time basis salaried employment in a body corporate which is in the Group).

Equity Share means a Share allocated under clause 6.

Equity Share Plan means the terms of the Trust as they apply to Equity Shares.

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAGL or any other body.

Event means, in relation to any grant or award made under a Plan before [***insert date of amendment***]:

(a) a takeover bid is made to the holders of issued ordinary fully paid shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person and any of the entities controlled by or on behalf of them together with any associates has become entitled to not less than 30% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL; and

Event means, in relation to any grant or award made under a Plan on or after 25 October 2007:

(a) a bona fide takeover bid is made to the holders of issued ordinary fully paid shares in IAGL;

(b) a statement is lodged with the ASX to the effect that a person and any of the entities controlled by or on behalf of them together with any associates has become entitled to not less than 30% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up;

(e) an order is made for the compulsory winding up of IAGL; or

(f) there is a sale of at least 51% of the business or assets by book value of the Group other than to a member of the Group.

Executive means an Employee whom the Board determines to be in an executive position.

Executive Performance Rights means the rights granted under clause 8B.

Executive Performance Rights Plan means the terms of the Trust as they apply to Executive Performance Rights.

Executive Performance Shares means Shares allocated by the Trustee and held by the Trustee for the benefit of a Holder upon exercise of Executive Performance Rights.

Group means IAGL and each body corporate that is a subsidiary of IAGL under Division 6 of Part 1.2 of the Corporations Act.

Listing Rules means the Listing Rules of ASX as published from time to time, as amended by either a ruling or waiver given by the ASX to IAGL.

NED Share means a Share allocated under clause 7.

NED Share Plan means the terms of the Trust as they apply to NED Shares.

Net Income means, in respect of a financial year of the Trust, an amount which the Trustee determines to be the "net income" (as defined in Section 95 of the *Income Tax Assessment Act 1936*) of the Trust for the Year of Income.

IAGL means Insurance Australia Group Limited (ABN 60 090 739 923).

IAGL shares or **shares** means fully paid ordinary shares in the capital of IAGL.

Non-Executive Director means a Director who is not an Executive.

Offer Closing Date means the date for receipt of Applications by Executives to participate in the Performance Award Rights Plan, Deferred Award Rights Plan or Executive Performance Rights Plan (as the case may be) as specified in the Application Form.

Participant means a Participating Employee (including an Executive) or Participating Director, or both of these, as appropriate.

Participating Director means a Non-Executive Director who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 7.

Participating Employee means an Employee (including an Executive) who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 4, 5, 6, 7A, 7B, 8, 8A and 8B.

Performance Award Rights means the rights issued under clause 8.

Performance Award Rights Plan means the terms of the Trust as they apply to Performance Award Rights.

Plan means one or all of the Bonus Equity Share Plan, Allocation Share Plan, Equity Share Plan, NED Share Plan, Deferred Share Plan or Benefit Share Plan, the Performance Award Rights Plan and the Executive Performance Rights Plan, as the context requires.

Restriction Period means, in respect of a Plan, the period specified by the Board at the time of the invitation referred to in clause 4.1 or 5.1, 6.1, 7.1, 7A.1 or 7B.1 as appropriate.

Retirement in relation to a Participating Employee means retirement by the Participating Employee from employment of any body corporate in the Group at age 55 or over.

Shares means:

(a) the ordinary fully paid shares in the capital of IAGL or any other financial instrument or security allocated to a Participant in accordance with clauses 4, 5, 6, 7, 7A, 7B, 8, 8A and 8B of this deed; and

(b) Bonus Shares which are deemed to be Shares by virtue of the terms of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Performance Award Rights, Deferred Award Rights or Executive Performance Rights.

Share Rights means any rights to acquire shares or securities issued or to be issued by IAGL.

Tax means all kinds of taxes, duties, imposts, deductions, charges and withholdings imposed by a government, together with interest and charges.

Transaction Costs means, in respect of a Share, the Trustee's estimate of the reasonable cost that the Trustee would incur if the Trustee had acquired the share on market on the date of allocation of the Share.

Total and Permanent Disablement in relation to a Participant means that the Participant has, in the opinion of the Board:

(a) after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Participant unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience;

(b) been continuously absent from all active work for a period of at least six months and has been required to participate in a rehabilitation program; or

(c) been classified as having total and permanent invalidity or disability in accordance with the superannuation provision relevant to any Participant.

Trust means the trust established by this deed.

Trustee means initially IAG Share Plan Nominee Pty Limited and thereafter means the trustee from time to time of the Trust.

Year of Income means a period of 12 months ending on 30 June in any year and includes the period commencing on the date of this deed and terminating on the next 30 June and the period ending on the date of termination of the Trust and commencing on the preceding 1 July.

1.2 In this deed, unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) a reference to a recital, this deed or a clause means the recital, this deed or the clause as amended from time to time in accordance with this deed;

(c) a reference to a rule, statute, or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(d) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

1.3 Headings are inserted for convenience and do not affect the interpretation of this deed.

2 Establishment of Trust

2.1 IAG Share Plan Nominee Pty Limited is hereby appointed by IAGL and agrees to act as Trustee of the Trust on the terms of this deed.

2.2 The Trust comes into operation on the date of the first contribution of capital to the Trust by IAGL.

2.3 The Trust shall be known as The IAG Share and Rights Plans Trust.

3 Trustee

Nature, appointment and removal

3.1 The Trustee ceases to be the Trustee when:

(a) either:

(i) the Trustee gives notice in writing to IAGL that it wishes to retire as Trustee; or

(ii) IAGL serves notice in writing on the Trustee that it is removed as Trustee of the Trust; and

(b) a new Trustee is appointed.

3.2 On the retirement or removal of the Trustee, IAGL may appoint such new Trustee as it thinks fit.

Transfer of assets

3.3 On a change of Trustee, the retiring Trustee must execute all transfers, deeds or other documents necessary to transfer assets into the name of the new Trustee.

Powers of Trustee

3.4 Subject to this deed, the Trustee has all the powers in respect of the Trust that it is legally possible for a Trustee to have as a body corporate and, for the avoidance of doubt, these powers are in addition to all the powers invested in trustees by the *Trustee Act 1925 (NSW)* and (to the maximum extent permitted by law) are not subject to any restrictions on the powers of trustees that may be imposed under the *Trustee Act 1925 (NSW)*. For example the Trustee has the following powers:

(a) to enter into and execute all contracts, deeds and documents and do all acts or things which it deems expedient for the purpose of giving effect to and carrying out the trusts, powers and discretions conferred on the Trustee by this deed;

(b) to subscribe for, purchase or otherwise acquire and to sell or otherwise dispose of property, rights or privileges which the Trustee is authorised to acquire or dispose of on terms and conditions which it thinks fit;

(c) to appoint and, at its discretion, remove or suspend custodians, trustees, managers, servants and other agents, determine the powers and duties to be delegated to them, pay such remuneration to them as it thinks fit and any person so employed or engaged is deemed for the purpose of the deed to be employed or engaged by the Trustee;

(d) to institute, conduct, defend, compound or abandon any legal proceeding concerning the Trust and also to settle or compromise and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Trustee in respect of the Trust;

(e) to refer any claim or demand by or against the Trustee in respect of the Trust to arbitration and observe and perform awards;

(f) to make and give receipts, releases and other discharges for money payable to the Trust;

(g) to open bank accounts and to retain on current or deposit account at any bank any money which it considers proper and to make regulations for the operation of those bank accounts including the signing and endorsing of cheques;

(h) to sell any Share Rights and apply the proceeds of sale in accordance with this deed;

(i) to take and act upon the advice or opinion of any legal practitioner (whether in relation to the interpretation of this deed, any other document or statute or as to the administration

of the trusts hereof) or any other professional person and whether obtained by the Trustee or not, without being liable in respect of any act done by it in accordance with such advice or opinion;

(j) to determine who is entitled to sign on the Trustee's behalf receipts, acceptances, endorsements, releases, contracts and documents; and

(k) generally to do all acts and things which the Trustee considers necessary or expedient for the administration, maintenance and preservation of the Trust and in performance of its obligations under this deed.

Instructions by Participants

3.5 For the purposes of this deed, the Trustee is entitled to regard as valid an instruction, consent or other authorisation given or purported to be given by a Participant, whether in writing and signed by or purporting to be signed by the Participant or in any other form approved by the Board.

Remuneration of Trustee

3.6 The Trustee is not entitled to receive from the Trust any fees, commission or other remuneration in respect of its office, but IAGL may pay to the Trustee from IAGL's own resources such fees and reimburse such expenses incurred by the Trustee as IAGL and the Trustee agree from time to time. The Trustee is entitled to retain for its own benefit any such fee or reimbursement.

3.7 Further, the Trustee must not levy any fees or charges for operating and administering the Trust. However, reimbursement may be sought from Participants for any reasonable third party transfer or withdrawal costs or charges, as specified by the Board from time to time, in relation to the exercise of Deferred Award Rights, Performance Award Rights or Executive Performance Rights or the withdrawal of Executive Performance Shares.

No security

3.8 Neither the Trustee nor IAGL may use as security the Shares held by the Trustee on behalf of a Participant.

Conflict of interest

3.9 A person who is a director of the Trustee may, except where prohibited by the Corporations Act, act in that capacity notwithstanding a conflict of interest or duty.

3A Maximum number of shares issued under a Plan Trustee

Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares, Deferred Shares, Benefit Shares and Shares over which Performance Award Rights, Deferred Award Rights or Executive Performance Rights are granted must not be issued by IAGL, if immediately following the proposed issue:

(a) the number of Shares proposed to be issued; plus

(b) the number of Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares, Deferred Shares, Benefit Shares and Shares over which Performance Award Rights, Deferred Award Rights or Executive Performance Rights issued by IAGL for a Plan in the period of 5 years preceding the time of the proposed issue; plus

(c) the number of shares issued by IAGL for every other employee incentive scheme of IAGL in the period of 5 years preceding the time of the proposed issue; plus

(d) the number of shares that would be issued if all options issued for every other employee incentive schemes of IAGL in the period of 5 years preceding the time of the proposed issue by IAGL of Shares for this Plan were exercised (excluding those Share Rights issued under employee incentive schemes of IAGL which have lapsed),

would exceed 5% of the number of Shares of IAGL immediately following the proposed issue.

4 Grant of Bonus Equity Shares

Participation

4.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Bonus Equity Shares. In determining the number of Bonus Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Bonus Equity Shares.

Terms of Bonus Equity Shares

4.2 Bonus Equity Shares allocated under this Plan must be on the terms set out in ***schedule 1*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

4.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Bonus Equity Shares.

Offer

4.4 Following an invitation under clause 4.1, an offer by the Employee to the Trustee for Bonus Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

4.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Bonus Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

4.6 By making the offer for Bonus Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

5 Grant of Allocation Shares

Participation

5.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Allocation Shares. In determining the number of Allocation Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Allocation Shares.

Terms of Allocation Shares

5.2 Allocation Shares allocated under this Plan must be on the terms set out in ***schedule 2*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

5.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Allocation Shares.

Offer

5.4 Following an invitation under clause 5.1, an offer by the Employee to the Trustee for Allocation Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

5.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Allocation Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

5.6 By making the offer for Allocation Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

6 Grant of Equity Shares

Participation

6.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Equity Shares. In determining the number of Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Equity Shares.

Terms of Equity Shares

6.2 Equity Shares allocated under this Plan must be on the terms set out in ***schedule 3*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

6.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Equity Shares.

Offer

6.4 Following an invitation under clause 6.1, an offer by the Employee to the Trustee for Equity Shares must be made on an Application Form,

or in any other form approved by the Board, on or prior to the Acceptance Date.

6.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

6.6 By making the offer for Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

7 Grant of NED Shares

Participation

7.1 The Board may invite a Non-Executive Director to participate in the Plan and invite the Non-Executive Director to make an offer to the Trustee for NED Shares. In determining the number of NED Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the NED Shares.

Terms of NED Shares

7.2 NED Shares allocated under this Plan must be on the terms set out in ***schedule 4*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Non-Executive Director

7.3 A Non-Executive Director is not liable to make any payment upon the acceptance of an offer for NED Shares under the Plan.

Offer

7.4 Following an invitation under clause 7.1, an offer by the Non-Executive Director to the Trustee for NED Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7.5 The offer made by the Participating Director is accepted by the Trustee resolving to grant the NED Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Director.

7.6 By making the offer for NED Shares the Participating Director agrees to be bound by this deed and the constitution of IAGL.

7A Grant of Deferred Shares

Participation

7A.1 The Board may invite an employee to participate in the Plan and invite the employee to make an offer to the Trustee for Deferred Shares. In determining the number of Deferred Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Deferred Shares.

Terms of Deferred Shares

7A.2 Deferred Shares allocated under this Plan must be on the terms set out in *schedule 6* of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to the Participating Employee

7A.3 A Participating Employee is not liable to make any payment upon the acceptance of an offer for Deferred Shares under the plan.

Offer

7A.4 Following an invitation under clause 7A.1, an offer by the Participating Employee to the Trustee for Deferred Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7A.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant the Deferred Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

7A.6 By making the offer for Deferred Shares the Participating Employee agrees to be bound by this deed and the constitution of IAGL.

Dealing with deferred shares

7A.7 The Board may determine that the terms of issue of the Deferred Shares provide for the circumstances when a Participating Employee may assign, transfer, sell, encumber or otherwise deal with a Deferred Share.

7B Grant of Benefit Shares

Participation

7B.1 The Board may invite an employee to participate in the Plan and invite the employee to make an offer to the Trustee for Benefit Shares. In determining the number of Benefit Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Benefit Shares.

Terms of Benefit Shares

7B.2 Benefit Shares allocated under this Plan must be on the terms set out in *schedule 7* of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to the Participating Employee

7B.3 A Participating Employee is not liable to make any payment upon the acceptance of an offer for Benefit Shares under the plan.

Offer

7B.4 Following an invitation under clause 7B.1, an offer by the Participating Employee to the Trustee for Benefit Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7B.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant the Benefit Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

7B.6 By making the offer for Benefit Shares the Participating Employee agrees to be bound by this deed and the constitution of IAGL.

Dealing with Benefit shares

7B.7 The Board may determine that the terms of issue of the Benefit Shares provide for the circumstances when a Participating Employee may assign, transfer, sell, encumber or otherwise deal with a Benefit Share.

8 Grant of Performance Award Rights

Invitation to participate

8.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Performance Award Rights.

8.2 In determining whether to make an invitation to an Executive under clause 8.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8.3 The Performance Award Rights granted under this Plan must be on the terms set out in ***schedule 5*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8.4 The offer by the Executive to the Trustee for Performance Award Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Performance Award Rights being offered;

(c) the closing date for the offer of the Performance Award Rights; and

(d) the terms of grant determined by the Board under clause 8.3.

8.5 To make an offer to the Trustee following an invitation to an Executive under clause 8.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Performance Award Rights which is not greater

than the number of Performance Award Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8.6 The offer made by an Executive for Performance Award Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8.7 By making the offer for a Performance Award Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8.8 A legal personal representative of the Performance Award Right Holder may be recognised by the Trustee as a holder of an Performance Award Right Holder's Performance Award Rights in circumstances where either the Performance Award Right Holder has died or the Performance Award Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

8A Grant of Deferred Award Rights

Invitation to participate

8A.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Deferred Award Rights.

8A.2 In determining whether to make an invitation to an Executive under clause 8A.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8A.3 The Deferred Award Rights granted under this Plan must be on the terms set out in ***schedule 8*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8A.4 The offer by the Executive to the Trustee for Deferred Award Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Deferred Award Rights being offered;

(c) the closing date for the offer of the Deferred Award Rights; and

(d) the terms of grant determined by the Board under clause 8A.3.

8A.5 To make an offer to the Trustee following an invitation to an Executive under clause 8A.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Deferred Award Rights which is not greater than the number of Deferred Award Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8A.6 The offer made by an Executive for Deferred Award Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8A.7 By making the offer for a Deferred Award Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8A.8 A legal personal representative of the Deferred Award Right Holder may be recognised by the Trustee as a holder of a Deferred Award Right Holder's Deferred Award Rights in circumstances where either the Deferred Award Right Holder has died or the Deferred Award Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

8B Grant of Executive Performance Rights

Invitation to participate

8B.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Executive Performance Rights.

8B.2 In determining whether to make an invitation to an Executive under clause 8B.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8B.3 The Executive Performance Rights granted under this Plan (and Executive Performance Shares allocated on vesting of the Executive Performance Rights) must be on the terms set out in ***schedule 9*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8B.4 The offer by the Executive to the Trustee for Executive Performance Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Executive Performance Rights being offered;

(c) the closing date for the offer of the Executive Performance Rights; and

(d) the terms of grant determined by the Board under clause 8B.3.

8B.5 To make an offer to the Trustee following an invitation to an Executive under clause 8B.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Executive Performance Rights which is not greater than the number of Executive Performance Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8B.6 The offer made by an Executive for Executive Performance Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8B.7 By making the offer for an Executive Performance Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8B.8 A legal personal representative of the Executive Performance Right Holder may be recognised by the Trustee as a holder of an Executive Performance Right Holder's Executive Performance Rights in

circumstances where either the Executive Performance Right Holder has died or the Executive Performance Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

9 Acquisition and allocation of Shares by Trustee

Trustee to acquire or allocate shares for Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Deferred Award Rights, Performance Award Rights and Executive Performance Rights

9.1 Subject to the Trustee:

(a) receiving sufficient payment (whether being the proceeds of a loan provided to the Trustee by IAGL or payment from IAGL);

(b) having sufficient funds or shares in the Trust; or

(c) receiving or having sufficient funds or shares from a combination of (a) and (b) above,

the Trustee must allocate Shares to the Account established for the Participant in order to grant:

(d) Bonus Equity Shares under clause 4;

(e) Allocation Shares under clause 5;

(f) Equity Shares under clause 6;

(g) NED Shares under clause 7;

(h) Deferred Shares under clause 7A; or

(i) Benefit Shares under clause 7B.

9.2 The Trustee may acquire Shares for the purpose of granting Bonus Equity Shares, Allocation Shares, Equity Shares, Deferred Shares, Benefit Shares, NED Shares, and Executive Performance Shares and for the purpose of transferring Shares to Participants upon exercise of Deferred Award Rights and Performance Award Rights, from time to time. Shares acquired in accordance with this clause are to be registered in the name of the Trustee on acquisition.

Legal and beneficial interest of Participants in Shares

9.3 Shares allocated in accordance with clause 9.1 in order to grant Bonus Equity Shares, Allocation Shares, Equity Shares, Deferred Shares, Benefit Shares, NED Shares and Executive Performance Shares, and in order to permit a transfer of Shares to Participants upon exercise of Deferred Award Rights and Performance Award Rights must be held on the terms of this deed by the Trustee on behalf of the relevant Participant who is the beneficial owner of the Shares subject to the terms of the Plan under which the shares were allocated. All interests

and benefits to be held by the Trustee on behalf of a Participant under this deed are strictly personal to that Participant.

9.4 For avoidance of any doubt, a Participant has no legal or beneficial interest in a Share by virtue of acquiring or holding a Performance Award Right, Deferred Award Right or Executive Performance Right. The Participant's rights under the Performance Award Right, Deferred Award Right or Executive Performance Right are purely contractual and personal.

Rights of IAGL in Shares

9.5 Nothing in this deed confers or is intended to confer on IAGL, any charge, lien or any other proprietary right or proprietary interest in the Shares acquired by the Trustee under this clause 9 in relation to any Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Executive Performance Shares, Deferred Award Rights, Performance Award Rights or Executive Performance Rights. The rights of IAGL under this deed are purely contractual.

10 Accounts

10.1 The Trustee must open and maintain an account in respect of each Participant.

10.2 Each account must record:

(a) the number of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Executive Performance Shares, Performance Award Rights, Deferred Award Rights and Executive Performance Rights which each relevant Participant has been granted or to which they are entitled, as appropriate;

(b) the date of acquisition of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Executive Performance Shares, Performance Award Rights, Deferred Award Rights or Executive Performance Rights which each relevant Participant has been granted or to which they are entitled as appropriate; and

(c) the number of Bonus Shares (if any) to which each Participant is entitled.

11 Payments

11.1 Subject to the terms of this deed, the Trustee may make any payment in relation to Shares to a Participant in the manner directed by the Participant, or otherwise as the Trustee determines is appropriate, including, but not limited to, dividends and returns of capital.

11.2 Subject to the terms of this deed, the Trustee may deduct from any amount to be paid to a Participant an amount on account of Tax payable or anticipated to become payable by the Trustee, including by

the Trustee on behalf of the Participant directly or indirectly in relation to a Share held on behalf of the Participant.

12 Notices

12.1 Any notice to be given by the Trustee shall be deemed to have been duly given if:

(a) sent by electronic mail; or

(b) sent by ordinary prepaid mail,

and shall be deemed to have been served:

(c) if sent by electronic mail or delivered, at the time of delivery or sending;

(d) if posted, three days after the date of posting, excluding Saturdays, Sundays and public holidays but, if the address of any Participant is outside Australia, then 7 days shall be substituted for three days for any notice given to or by that Participant.

12.2 Delivery, transmission and postage shall be to the address of any Participant as indicated on the application form or such other address as the Trustee or any Participant may notify to the other.

13 Audit

13.1 The Trustee shall keep or cause to be kept true accounts of all sums of money received and expended by or on behalf of the Trust and the matters in respect of which such receipt and expenditure takes place and of all sales and purchases of shares and of the assets and liabilities of the Trust.

13.2 The books of account of the Trust shall be maintained at the registered office of IAGL and shall be available for inspection by Participants during normal business hours free of charge upon prior written request.

13.3 The Trustee shall appoint an Auditor of the Trust.

13.4 The Trustee shall cause the books of account to be audited annually by the Auditor of the Trust.

13.5 The Trustee must ensure that the Auditor of the Trust has access to all papers, accounts and documents concerned with or relating to the Trust.

14 Income and capital distributions

Bonus Equity Shares

14.1 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Bonus Equity Shares or property related to or arising from Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

Allocation Shares

14.2 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Allocation Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Allocation Shares or property related to or arising from Allocation Shares held by the Trustee on behalf of the Participating Employee.

Equity Shares

14.3 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Equity Shares or property related to or arising from Equity Shares held by the Trustee on behalf of the Participating Employee.

NED Shares

14.4 A Participating Director is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the NED Shares held by the Trustee on behalf of the Participating Director;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Director; and

(c) transactions or events related to NED Shares or property related to or arising from NED Shares held by the Trustee on behalf of the Participating Director.

Deferred Shares

14.4A A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Deferred Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee;

(c) transactions or events related to Deferred Shares or property related to or arising from Deferred Shares held by the Trustee on behalf of the Participating Employee.

Benefit Shares

14.4B A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Benefit Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee;

(c) transactions or events related to Benefit Shares or property related to or arising from Benefit Shares held by the Trustee on behalf of the Participating Employee.

Executive Performance Shares

14.4C A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Executive Performance Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sale arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee;

(c) transactions or events related to Executive Performance Shares or property related to or arising from Executive Performance Shares held by the Trustee on behalf of the Participating Employee.

Balance of Net Income

14.5 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clauses 14.1, 14.2, 14.3, 14.4, 14.4A or 14.4B may, subject to compliance with any restrictions applicable by statute, common law or equity or the Listing Rules, be applied, in whole or in part, for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an Employee (other than a director of a body corporate in the Group);

(b) a Participant (other than a director of a body corporate in the Group);

(c) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(d) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(e) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(f) any charity nominated by the Trustee.

14.6 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clause 14.1, 14.2, 14.314.4, 14.4A or 14.4B and not applied in accordance with clause 14.5 may be accumulated by the Trustee as an Accretion to the Trust.

14.7 The Trustee may, prior to the termination of the Trust as set out in clause 19.1, if it thinks fit, apply that part of the capital of the Trust to which no Participant would be entitled as set out in clause 19 if the Trust was terminated at that time, in one or more of the following:

(a) in payment of any costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee; or

(b) for the benefit of any of the following beneficiaries as the Trustee thinks fit:

(i) an Employee;

(ii) a Participant; or

(iii) a provident, benefit, superannuation or retirement fund established and maintained by IAGL.

15 Amendment

15.1 Subject to clauses 15.2 and 15.3, IAGL may at any time by written instrument or by resolution of the Board, amend all or any of the provisions of this deed (including this clause 15).

15.2 No amendment of the provisions of this deed is to reduce the rights of any Participant in respect of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Executive Performance Shares, Performance Award Rights Deferred Award Rights or Executive Performance Rights credited to the Account of the Participant prior to the date of the amendment, other than an amendment introduced primarily:

(a) to enable the Trustee or IAGL to take into account any changes to the system of taxation in Australia, including any proposed changes to the system of taxation in Australia, as a result of the Government's adoption of any recommendations made in the

Report of the Review of Business Taxation submitted to the Government by the Ralph Committee;

(b) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legal requirements governing or regulating the maintenance or operation of the Plan or like plans;

(c) to correct any manifest error or mistake;

(d) to enable contributions or other amounts paid by any body corporate in the Group to the Trust to qualify as income tax deductions for that body corporate or any other body corporate in the Group; or

(e) to enable the Trustee or any body corporate in the Group to comply with the Corporations Act or the Listing Rules.

15.3 No amendment may be made except in accordance with and in the manner (if any) stipulated by the Listing Rules..

15.4 Subject to the above provisions of this clause 15, any amendment made pursuant to clause 15.1 may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

16 Obligations and indemnity of the Trustee

16.1 Without derogating from the right of indemnity given by law to trustees, IAGL hereby covenants with the Trustee that it will indemnify and keep indemnified the Trustee in respect of all liabilities, costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee and from and against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted other than a claim arising out of the Trustee's negligence, dishonesty or the Trustee wilfully or knowingly being a party to a breach of trust.

16.2 The Trustee shall not be under any liability whatsoever except for its negligence, dishonesty, fraud or wilful default or except for the negligence, default or wilful breach of trust committed by any of its employees or agents acting as such.

16.3 Subject to clause 16.4, nothing in clause 16.1 enables the Trustee to recover any liabilities, costs and expenses from any Participant.

16.4 The Trustee is entitled to be indemnified by a Participant in respect of any Tax payable by the Trustee in respect of Shares held by the Trustee on behalf of the Participant.

16.5 Except as expressly provided in this deed, the Trustee will have no right of indemnity from a Participant personally.

17 Administration of the Plan

17.1 The Plan will be administered by the Trustee and the Board in accordance with this deed. The Board may make further rules for the operation of the Plan which are consistent with this deed.

17.2 Any power or discretion which is conferred on the Board by this deed must be exercised by the Board in the interests or for the benefit of IAGL, and the Board is not, in exercising any such power or discretion, under any fiduciary or other obligation to any other person.

17.3 Any power or discretion which is conferred on the Board by this deed may be delegated by the Board to a committee consisting of such Directors and/or other officers and/or employees of IAGL or a related body corporate of IAGL or to a third party and for such periods and on such conditions as the Trustee, IAGL or the Board, as the case may be, thinks fit.

17.4 The decision of the Board as to the interpretation, effect or application of this deed will be final and conclusive.

17.5 The Trustee and IAGL may each, from time to time, require a Participant to complete and return such other documents as may be required by law to be completed by the Participant or such other documents which the Trustee or IAGL considers should, for legal or taxation reasons, be completed by the Participant.

17.6 The Board may from time to time suspend the operation of the Plan and may at any time cancel the Plan. The suspension or cancellation of the Plan will not prejudice the existing rights of Participants.

18 Rights of Participants

18.1 Except as expressly provided in this deed, nothing in this deed:

(a) confers on any Employee the right to receive any Shares;

(b) confers on any Participant the right to continue as an employee of any body corporate in the Group;

(c) affects any rights which any body corporate in the Group may have to terminate the employment of any Employee;

(d) may be used to increase damages in any action brought against any body corporate in the Group in respect of any such termination; or

(e) confers on an Executive or Employee any expectation to become a Participant.

19 Termination of Trust

19.1 The Trust will terminate and be wound up as provided below upon the first to occur of the following events:

(a) an order being made or an effective resolution being passed for the winding up of IAGL (other than for the purpose of amalgamation or reconstruction);

(b) the Board determining that the Trust is to be wound up; and

(c) the day before the 80th anniversary of the date of this deed.

19.2 If the Trust is terminated, the Trustee must transfer to each Participant the Bonus Equity Shares, Allocation Shares, Equity-Shares, Deferred Shares, Benefit Shares, NED Shares and Executive Performance Shares standing to the credit of the Account of the Participant.

19.3 The balance of the capital or income of the Trust to which no Participant is entitled in accordance with clause 14 may be applied in whole or in part for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(b) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(c) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(d) any charity nominated by the Trustee.

20 Sale and Indemnity

20.1 The Board may, at the time of offer of a Bonus Equity Share, Allocation Share, Bonus Equity Share, Deferred Share, Benefit Share or NED Share to a Participant, provide that the Participant is required to reimburse IAGL in the event that IAGL or any member of the Group is obliged to account for tax in connection with, or as a result of the grant or transfer of Bonus Equity Shares, Allocation Shares, Bonus Equity Shares, Deferred Shares, Benefit Shares or NED Shares to the Participant. The Board may determine the manner in which reimbursement is to occur, including without limitation by sale of the Shares held on behalf of the Participant.

21 Governing law, jurisdiction and process

21.1 This deed will be governed by the laws of New South Wales and will be construed and take effect in accordance with those laws.

EXECUTED as a deed

26

Execution page

THE COMMON SEAL of **INSURANCE AUSTRALIA GROUP LIMITED** is affixed in accordance with its constitution in the presence of:	))))	
.... Signature of authorised person		.... Signature of authorised person
.... Office held		.... Office held
.... Name of authorised person (block letters)		.... Name of authorised person (block letters)
THE COMMON SEAL of **IAG Share Plan Nominee Pty Limited** is affixed in accordance with its constitution in the presence of:	))))	
.... Signature of authorised person		.... Signature of authorised person
.... Office held		.... Office held
.... Name of authorised person (block letters)		.... Name of authorised person (block letters)

Schedule 1 - Bonus Equity Shares Terms

1. **Registration of and beneficial interest in Bonus Equity Shares**

1.1 Bonus Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Bonus Equity Shares from the time of allocation.

1.2 By making an offer for Bonus Equity Shares in accordance with clause 4 of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Bonus Equity Share Plan and the constitution of IAGL.

2. **Interpretation**

2.1 **Restriction Period** for a Bonus Equity Share means the period commencing at the date of allocation of the Bonus Equity Share in accordance with clause 4.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Bonus Equity Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. **Right to dividends**

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Shares are deemed to be Bonus Equity Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Bonus Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. **Voting right**

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee. .

8. **Right to attend, speak etc**

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. **Failure to provide information**

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. **How Trustee votes**

10.1. The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Bonus Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share or any legal or beneficial interest in a Bonus Equity Share:

(a) unless and until the Bonus Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Bonus Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Bonus Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Bonus Equity Shares;

(b) may sell the Bonus Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Bonus Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Bonus Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Bonus Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Bonus Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

14.1 A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

Schedule 2 - Allocation Shares Terms

1. Registration of and beneficial interest in Allocation Shares

1.1 Allocation Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Allocation Shares from the time of allocation.

1.2 By making an offer for Allocation Shares in accordance with clause 5 of this deed, a Participating Employee agrees to be bound by the trust deed for the Allocation Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for an Allocation Share means the period commencing at the date of allocation of the Allocation Share in accordance with clause 5.5 and ending on the earliest of:

(a) the end of the day before the fifth anniversary of the allocation of the Share;

(b) the day the Participating Employee is no longer employed by <u>any</u> of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Allocation Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Allocation Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Allocation Shares are deemed to be Allocation Shares for the purposes of this deed.

4.4 The Allocation Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Allocation Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i)written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after

deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of

the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Allocation Shares held by the Trustee n behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Allocation Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Allocation Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Allocation Share or any legal or beneficial interest in an Allocation Share:

(a) unless and until the Allocation Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Allocation Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Allocation Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Allocation Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Allocation Shares;

(b) may sell the Allocation Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Allocation Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Allocation Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Allocation Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Allocation Shares allocated to a Participating Employee will be forfeited if the Employee is no longer employed by any of the following before the second anniversary of the allocation:

(i) a member of the Group; or

(ii) unless the Board determines otherwise, the employer of the Participating Employee at the date of allocation of the Allocation Shares;

except for cessation caused by:

a) redundancy;

b) Retirement;

c) death; or

d) Total and Permanent Disablement.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may, in its absolute discretion, determine that the Shares be released.

Schedule 3 - Equity Shares Terms

1. Registration of and beneficial interest in Equity Shares

1.1 Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Equity Shares from the time of allocation.

1.2 By making an offer for Equity Shares in accordance with clause 6 of this deed, a Participating Employee agrees to be bound by the trust deed for the Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a an Equity Share means the period commencing at the date of allocation of the Equity Share in accordance with clause 6.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Equity Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Equity Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf

of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Equity Shares are deemed to be Equity Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i)written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Right sold equal to the aggregate price for each Share Right sold in a block of Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time

period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share or any legal or beneficial interest in an Equity Share:

(a) unless and until the Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Equity Shares;

(b) may sell the Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

Schedule 4 - NED Shares Terms

1. Registration of NED Shares and beneficial interest in NED Shares

1.1 NED Shares allocated to the Participating Director under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Director will be the beneficial owner of the NED Shares from the time of allocation.

1.2 By making an offer for NED Shares in accordance with clause 7 of this deed, a Participating Director agrees to be bound by the terms of the trust deed for the IAGL NED Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** means, in respect of a NED Share, the period commencing at the date of allocation of the NED Share in accordance with clause 7.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Trustee at the time of the invitation (not being less than 12 months);

(b) the day the Participating Employee ceases to be a Director of IAGL; or

(c) the day determined by the Trustee as the result of the Trustee determining that an Event has occurred.

3. Right to dividends

3.1 A Participating Director is entitled to receive all Cash Dividends paid on their NED Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Director is entitled to any Bonus Shares which accrue to the NED Shares held by the Trustee on behalf of that Participating Director.

4.2 The Bonus Shares must be registered in the name of the Trustee and held on trust by the Trustee on behalf of the Participating Director, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed;

(b) Bonus Shares issued in respect of NED Shares are deemed to be NED Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Director of any Share Rights which accrue to NED Shares held by the Trustee on behalf of that Participating Director.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Director may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) described by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Director) to be the cost of transferring the shares or securities to the Participating Director.

5.3 If the Participating Director does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Director.

5.5 If the Trustee acquires, on behalf of the Participating Director, a specified number of shares or securities

pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Director. The Trustee may make it a condition of transfer that the Participating Director pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Director or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Director may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Director.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Director as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Director or the Participating Director's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes

attached to the Shares held by the Trustee on behalf of the Participating Director.

8. Right to attend, speak etc

8.1 The appointment of a Participating Director or the Participating Director's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Director or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Director nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of NED Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a NED Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Director must not assign, transfer, sell, encumber or otherwise deal with a NED Share or any legal or beneficial interest in a NED Share:

(a) unless and until the NED Share has been transferred to the Participating Director in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Director has until the day that is 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Director wishes to arrange through the Trustee the sale of all of the NED Shares held by the Trustee on behalf of the Participating Director; or

(b) give the Trustee a notice to transfer the NED Shares held on behalf of the Participating Director to the Participating Director.

12.4 Where the Trustee sells NED Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the NED Shares;

(b) may sell the NED Shares with other Shares (whether or not held on behalf of the Participating Director); and

(c) in relation to its obligation to pay the sale proceeds (if any) to the Participating Director may:

(i) deduct any costs of the sale before making a payment to the Participating Director; and

(ii) attribute a sale price to each NED Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the NED Shares to the Participating Director within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer NED Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 NED Shares allocated to a Participating Director will be forfeited if the Director is removed from office under Article 12.11 of the constitution of IAGL.

13.2 The Board may determine, for the purposes of an offer of NED Shares, that the NED Shares may be forfeited in the circumstances determined by the Board and notified to Participating Directors at the time of the offer.

Schedule 5 - Performance Award Rights Terms

1 Entitlement

1.1 Subject to term 7, each Performance Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No of Performance Award Rights exercised}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these Terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

2 Conditions for exercise of Performance Award Rights

2.1 A Performance Award Right which is a Vested Right (which has not lapsed) may be exercised by a Participant at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Participant at the relevant time as described in Column 1 of the table.

Status of the Participant	**The Exercise Period for the Performance Award Right ends on**
(i) **For a continuing Employee**	10 years after the date of the grant of the Performance Award Right
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty):	the day which is 90 days after the later of: (i) the end of the Performance Period; or

Status of the Participant	The Exercise Period for the Performance Award Right ends on
(1) within 2 years of the grant of the Performance Award Right due to: (i) Retirement; (ii) redundancy (iii) death; (iv) Total and Permanent Disablement; or (2) after 2 years from the date of grant of the Right.	(ii) the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).
(iii) (1) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty) within 2 years of the grant of the Performance Share Right for a reason other than due to:- (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement	the day which is 90 days after the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).

2.2 A Performance Award Right will lapse depending on the status of the Participant (as described in Column 1 of the table below) at the time described in Column 2 of the table below.

Status of the Participant	The day on which the Performance Award Right lapses
(i) For a person who is no longer an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is a Vested Right).
(ii) For a person who is no longer an Employee within 2 years of the grant of the Performance Award Right (otherwise than due to: (1) Retirement; (2) redundancy; (3) death; (4) Total and Permanent Disablement; (5) with the approval of the Board; or (6) serious misconduct involving dishonesty.)	if the Performance Award Right is not a Vested Right on the day the person is no longer an Employee, the date of ceasing to be an Employee.
(iii) in the case of any other person.	if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not a Vested Right, the end of that Performance Period; or if at the end of the Exercise Performance Award Period for a Vested Right the Right is unexercised, the end of the Exercise Period.

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on 3 years from the date of grant of the Performance Award Right and depending on the status of the Participant as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Participant	Date on which the Performance Period Ends
(i) For a continuing Employee.	5 years from the date of grant of the Performance Award Right.
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty): (1) within 2 years at the date of grant of the Performance Award Right due to: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board. (2) 2 years after the date of grant of the Performance Award Right.	the later of: (i) 4 years from the date of grant of the Performance Award Right; or (ii) 12 months from ceasing to be an Employee (but not later than 5 years from the date of grant of the Performance Award Right).

2.3 A Performance Award Right will become a Vested Right if the Performance Hurdle for the Performance Award Right is satisfied in the Performance Period for the Performance Award Right and the Trustee gives notice to the Participant that the Performance Hurdle has been satisfied. The Trustee will notify Participants within 14 days of the end of the Test Day on which the Performance Hurdle for the Performance Award Right has been satisfied.

2.4 The Performance Hurdle for a Performance Award Right will be satisfied if the Total Shareholder Return for a Share on the Test Day exceeds the Hurdle Growth Amount for the Share for the Test Day.

2.5 The Hurdle Growth Amount for a Test Day an amount being the Initial Market Value of a Share on the date of issue of the Performance Award Right compounded annually at 10% per annum from the date of grant of the Performance Award Right to the Test Day.

2.6 The Board may determine the day or days in the Performance Period on which it will be determined if the Performance Award Right becomes a Vested Right.

2.7 Clauses 2.7 to 2.15 (inclusive) set out the basis to determine for a Performance Award Right the Total Shareholder Return for a Share on the relevant Test Day:

(a) **Total** Shareholder **Return for a Share** in respect of a Performance Award Right on a Test Day means the sum of:

(i) the Market Value of a Share on the Test Day;

(ii) the Market Value of all Related Shares on the Test Day which have accrued in respect of the Share or a Related Share on or before the Test Day; and

(iii) the value of all Related Property (other than Shares) on the Test Day which has accrued in respect of the Share or Related Share on or before the Test Day,

reduced by the amount (if any) referred to in term 2.10.

(b) **Related Share** means a Share, or fraction of a Share, which has accrued in respect of the Share or is deemed to have accrued in respect of the Share or the Related Share on or before the relevant day.

(c) **Related Property** means property described in term 2.9.

2.8 The Shares which accrue to a shareholder in respect of a Share or a Related Share for the purposes of term 2.7 include those Shares which the Board determines it is appropriate to treat as accruing to a shareholder in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all bonus issues made in respect of the Share or a Related Share;

(b) all Shares which would be acquired by a shareholder if the shareholder exercised all Share Rights and entitlements to acquire Shares which accrue to the shareholder in respect of the Share or the Related Share;

(c) all Shares which would be acquired by a shareholder if all dividends received in respect of the Share or Related Share, were:

(i) applied under a dividend reinvestment plan in acquiring further Shares; or

(ii) if a dividend reinvestment plan is not available in respect of the dividend, the dividend was applied in acquiring further Shares at the lowest buy price during the one week immediately following the date of payment of the dividend (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares); and

(d) all Shares which would be acquired by a shareholder if all distributions in cash, other than dividends, were applied in acquiring Shares at the lowest buy price during the one week immediately following the date of payment of the distribution (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares).

2.9 Related Property (other than a Share or Share Rights or entitlements in respect of Shares or dividend or distribution in cash in respect of Shares) which accrues to a shareholder in respect of a Share or a Related Share for the purposes of this term includes that property which the Board determines it is appropriate to treat as accruing in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all property (other than a Share or Share Rights or entitlements in respect of Shares) which would be acquired by a shareholder if all rights to acquire the property which would accrue in respect of the Share or a Related Share, were exercised by the shareholder; and

(b) all amounts paid or payable to the shareholder in respect of the Related Property.

2.10 The Total Shareholder Return for a Share is reduced by the aggregate amount which the shareholder would have been required to pay to exercise rights or entitlements to acquire a Share or Related Property which accrues in respect of the Share or a Related Share but does not include uncalled amounts payable after the relevant day or amounts which may become payable in respect of partly paid Shares after the relevant day.

2.11 The Board may determine an appropriate basis for valuation of Related Property (other than a Share or Share Rights or entitlements in respect of Shares) which accrues to a shareholder in respect of the Share or Related Share.

2.12 If the shareholder may make an election in respect of a Share, a Related Share or Related Property, the Board may determine the manner in which that election is to be treated for the purposes of determining the Total Shareholder Return for a Share.

2.13 In determining the Total Shareholder Return for a Share:

(a) no adjustment is made for liability to tax which may arise by virtue of holding a Share, Related Share or Related Property including (without limitation):

(i) any distributions in respect of a Share, Related Share or Related Property; or

(ii) any Share or Related Property which accrues to a shareholder; and

(b) all distributions made are treated as if made without any deduction from the distributions including (without limitation) any withholding tax.

2.14 For the purposes of determining the Share or fractions of a Share or property which accrue in respect of a Share, a Related Share or Related Property, the Board may take into account a fractional interest even if the terms on which the Share, Share Rights, entitlements or property accrue do not provide for fractional interest.

2.15 For the purpose of this term a determination by the Board of the Total Shareholder Return for a Share shall be binding and conclusive.

3 Notice to Participant

3.1 If before the end of the Performance Period for a Performance Award Right:

(a) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL,

and the Board gives a notice under this term the Performance Award Right will become a Vested Right.

4 Method of exercise of Performance Award Rights

4.1 A Performance Award Right is exercised by the holder lodging the notice of exercise of Performance Award Right and application for Shares, together with the exercise price (if any) and any applicable reimbursement amount (contemplated under clause 3.7 of the Trust Deed) for each Share to be transferred on exercise and the relevant Performance Award Right certificate, with the Company Secretary of IAGL or such other person as the Board designates.

4.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time. If the Holder exercises less than all Performance Award Rights represented by a certificate then IAGL will cancel the certificate and issue a new certificate for the balance.

5 No Transfers

Performance Award Rights may not be transferred.

6 Quotation of Performance Award Rights and Shares

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAGL are listed at that time, IAGL will make application to ASX for official quotation of the Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

7. Participation in future issues

Participation generally

7.1 A Participant may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAGL makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(a) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Performance Award Right which the Participant is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

the exercise price per share of a Performance Award Right will not be changed.

Share Rights issues

7.3 If IAGL makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed.

The number of Shares which the participant is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

7.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAGL the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAGL (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(i) Consolidation; and

(ii) Subdivision:

$$S = C \times \frac{B}{A};$$

(iii) Reduction of capital by return of share capital:

$$S = C;$$

(iv) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(v) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares in issue before the capital reconstruction;

B = The total number of Shares in issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

The exercise price per Performance Award Right will not be changed.

8 Lapse

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAGL, or any company in the Group which is the employer or former employer of a Participant (**"Employer Company"**), is obliged as a result of a Participant exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer

Company is entitled to be reimbursed by the Participant for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Participant on exercise of their Performance Award Right unless IAGL is satisfied that arrangements have been made for reimbursement. The arrangements that IAGL may make include, without limitation, the sale of Shares acquired on exercise of the Participant's Performance Award Right.

10 Advice

IAGL must give notice to each Holder of any adjustment to the number of shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the Listing Rules.

11 Notices

Notices may be given by IAGL to the Holder in the manner prescribed by the constitution of IAGL for the giving of notices to members of IAGL and the relevant provisions of the constitution of IAGL apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAGL to a Participant.

12 Interpretation

12.1 In this Schedule words and expressions which have a particular meaning under this deed have the same meaning and, in particular:

Holder means the holder of a Performance Award Right.

Hurdle Growth Amount for a Test Day means the amount calculated under term 2.5 for the Test Day.

Initial Market Value of a Share on a day means the weighted average of the prices at which Shares in that class were traded on the stock market of ASX during the one month period up to and including that day.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAGL) for a day, the average market value of a share in the company during

the one month period up to and including the day based on the daily closing price of the shares.

Participant means a Holder who is an Executive.

Performance Hurdle means the performance hurdle described in term 2.4.

Performance Period means the period described in term 2.2A.

Test Day means a day or days in the Performance Period determined by the Board under Clause 2.6.

Vested Right means a Performance Award Right that has become a Vested Right in accordance with terms 2.3 or 3.1.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings **are** inserted for convenience and do not affect the interpretation of these terms.

Schedule 6 - Deferred Share Terms

1. Registration of and beneficial interest in Deferred Shares

1.1 Deferred Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Deferred Shares from the time of allocation.

1.2 By making an offer for Deferred Shares in accordance with clause 7A of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Deferred Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Interim Restriction Period** means the period commencing at the date of allocation of the Deferred Share in accordance with clause 7A.5 of this deed and ending on the earliest of:

(a) the final day of the interim restriction period prescribed by the Board at the time of the invitation; or

(b) the last day of the Restriction Period.

Restriction Period for a Deferred Share means the period commencing at the date of allocation of the Deferred Share in accordance with clause 7A.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Deferred Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

Withdrawal Request for Shares means a request by a Participating Employee to the Trustee (in a form approved by the Board) to:

(a) transfer to, or on behalf of, the Participating Employee some or all of the Participating Employee's Shares; or

(b) sell, on behalf of the Participating Employee, some or all of the Participating Employee's Shares.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Deferred Shares.

4. Bonus Shares

4.1 Subject to term 7A.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Deferred Shares are deemed to be Deferred Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Deferred Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the

extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Deferred Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1, 7.2 or 8.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Deferred Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Deferred Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Deferred Share or any legal or beneficial interest in a Deferred Share:

(a) unless and until the Deferred Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 A Participating Employee may, after the end of the Interim Restriction Period, submit a Withdrawal Request for Shares.

12.4 The Trustee may in its absolute discretion reject a Withdrawal Request for Shares by a Participating Employee before the end of the Restriction Period.

12.5 A Participating Employee may not submit a Withdrawal Request for Shares in relation to a Deferred Share under these terms if the Deferred Share has been forfeited.

12.6 If, in the opinion of the Board, a Participating Employee has committed (or it is evident the Participating Employee intends to commit), any act (whether by omission or commission) which amounts or would amount to serious misconduct or

the Board may determine that any or all of the Participating Employee's Deferred Shares are forfeited.

12.7 A Participating Employee may not submit a Withdrawal Request for Shares if the Participating Employee is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Participating Employee is deceased, the Participating Employee's estate is bankrupt.

12.8 Shares forfeited under this term 12, will be treated as an accretion to the Trust.

12.9 If a Withdrawal Request for Shares lodged before the end of the Restriction Period is accepted by the Trustee then the Trustee must:

(a) transfer the Deferred Shares to the Participating Employee within 30 days after the end of the Restriction Period; or

(b) transfer the Deferred Shares held on behalf of the participating Employee to the Participating Employee.

12.10 The Board must reject Withdrawal Request for Shares in relation to the Participating Employee's Shares if the Board determines that a Participating Employee's employment may be terminated by their Employer (or that the Participant may terminate their employment with the Group) in circumstances which may involve serious misconduct.

12.11 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to give the Trustee a Withdrawal Request for Shares to either:

(a) arrange, through the Trustee, the sale of all of the Deferred Shares held by the Trustee on behalf of the Participating Employee; or

(b) transfer the Deferred Shares held on behalf of the Participating Employee to the Participating Employee.

12.12 Where the Trustee sells the Deferred Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Deferred Shares;

(b) may sell the Deferred Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale or costs of the transfer of any Deferred Shares made or to be made to the Participating Employee before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Deferred Share as the Trustee considers appropriate.

12.13 If the Trustee does not receive a Withdrawal Request for Shares in accordance with term 12.11, then the Trustee may transfer the Deferred Shares held on behalf of the Participating Employee to the Participating Employee at any time following the end of the notice period referred to in term 12.11.

The Participating Employee irrevocably directs the Trustee to sell, following the end of the notice period referred to in term 12.11, such number of Deferred Shares held by the Trustee on behalf of the Participating Employee as is necessary to satisfy any costs associated with the transfer of Deferred Shares made or to be made in accordance with term 12.13.

12.14 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.15 The requirement or right to transfer Deferred Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

Schedule 7 - Benefit Share Terms

1. Registration of and beneficial interest in Benefit Shares

1.1 Benefit Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of the Trust Deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Benefit Shares from the time of allocation.

1.2 By making an offer for Benefit Shares in accordance with clause 7A of the Trust Deed, a Participating Employee agrees to be bound by the Trust Deed and the constitution of IAGL.

2. Interpretation

Interim Restriction Period means the period commencing at the date of allocation of the Benefit Share in accordance with clause 7B.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the interim restriction period prescribed by the Board at the time of the invitation; or

(b) the last day of the Restriction Period.

Minimum Service Period means the period commencing on the date of allocation of the Benefit Share in accordance with clause 7B.5 of this Trust Deed and ending on the final day of the minimum service period (if any) prescribed by the Board at the time of the invitation.

Restriction Period means the period commencing at the date of allocation of the Benefit Share in accordance with clause 7B.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Benefit Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

Withdrawal Request for Shares means a request by a Participating Employee to the Trustee (in a form approved by the Board) to:

(a) transfer to, or on behalf of, the Participating Employee some or all of the Participating Employee's Shares; or

(b) sell, on behalf of the Participating Employee, some or all of the Participating Employee's Shares.

3. Right to dividends

3.1 Subject to the terms of the Trust Deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Benefit Shares.

4. Bonus Shares

4.1 Subject to term 7B.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of the Trust Deed; and

(b) Bonus Shares issued in respect of Benefit Shares are deemed to be Benefit Shares for the purposes of the Trust Deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Benefit Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold

equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Deferred Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or

confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1, 7.2 or 8.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Benefit Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Benefit Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Benefit Share or any legal or beneficial interest in a Benefit Share:

(a) unless and until the Benefit Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 A Participating Employee may, after the end of the Interim Restriction Period, submit a Withdrawal Request for Shares.

12.4 The Trustee may reject a Withdrawal Request for Shares by a Participating Employee before the end of the Restriction Period.

12.5 A Participating Employee may not submit a Withdrawal Request for Shares in relation to a Benefit Share under these terms if the Benefit Share has been forfeited.

12.6 If, in the opinion of the Board, a Participating Employee has committed (or it is evident the Participating Employee intends to commit), any act (whether by omission or commission) which amounts or would amount to serious misconduct the Board may determine that any or all of the Participating Employee's Benefit Shares are forfeited.

12.6A Notwithstanding term 12.6, if a Participating Employee ceases Employment for any reason before the expiration of the Minimum Service Period (if any) for Benefit Shares the Participating Employee will forfeit the number of the Benefit Shares calculated as follows (rounded down to the nearest whole number):

$$\frac{A}{B}$$

where:

A is the number of days in the Minimum Service Period for the Benefit Shares before the Participating Employee ceases Employment;

B is the number of days in the Minimum Service Period for the Benefit Shares.

12.7 A Participating Employee may not submit a Withdrawal Request for Shares if the Participating Employee is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Participating Employee is deceased, the Participating Employee's estate is bankrupt.

12.8 Shares forfeited under this term 12, will be treated as an accretion to the Trust.

12.9 If a Withdrawal Request for Shares lodged before the end of the Restriction Period is accepted by the Trustee then the Trustee must:

(a) transfer the Benefit Shares to the Participating Employee within 30 days after the end of the Restriction Period; or

(b) transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee.

12.10 The Board must reject Withdrawal Request for Shares in relation to the Participating Employee's Shares if the Board determines that a Participating Employee's employment may be terminated by their Employer (or that the Participant may terminate their employment with the Group) in circumstances which may involve serious misconduct.

12.11 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of

the Restriction Period to give the Trustee a Withdrawal Request for Shares to either:

(a) arrange, through the Trustee, the sale of all of the Benefit Shares held by the Trustee on behalf of the Participating Employee; or

(b) transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee.

12.12 Where the Trustee sells the Benefit Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Benefit Shares;

(b) may sell the Benefit Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale or costs of the transfer of any Benefit Shares made or to be made to the Participating Employee before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Benefit Share as the Trustee considers appropriate.

12.13 If the Trustee does not receive a Withdrawal Request for Shares in accordance with term 12.11, then the Trustee may transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee at any time following the end of the notice period referred to in term 12.11.

The Participating Employee irrevocably directs the Trustee to sell, following the end of the notice period referred to in term 12.11, such number of Benefit Shares held by the Trustee on behalf of the Participating Employee as is necessary to satisfy any costs associated with the transfer of Benefit Shares made or to be made in accordance with term 12.13.

12.14 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.15 The requirement or right to transfer Benefit Shares under this term is subject to the power of the Board set out in clause 19 of the Trust Deed.

Schedule 8 – Deferred Award Right Terms

1 Entitlement

1.1 Subject to term 7, each Deferred Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No. of Deferred Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Deferred Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Deferred Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Deferred Award Right. The Holder's rights are purely personal and contractual.

2 Conditions under which Deferred Award Rights become exercisable

2.1 Unless a Deferred Award Right lapses in accordance with term 3.3, it becomes an Exercisable Right upon the first occurring circumstance described in Column 1 of the table set out below. The date the Exercise Period commences is the corresponding date described in Column 2 of the table.

Conditions for Exercise		Commencement of Exercise Period
(a)	Three years have passed since the Commencement Date.	The date that is 3 years after the Commencement Date

Conditions for Exercise	Commencement of Exercise Period
(b) The Holder ceases to be an Employee in any of the following circumstances: (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement; or (v) with the approval of the Board.	The Date the Holder ceases to be an Employee

Conditions for Exercise	Commencement of Exercise Period
(c) Both of the following conditions are satisfied: (i) any of the following occur after the Board invites Executives, under clause 8A of the Trust Deed, to make an offer to the Trustee for Deferred Award Rights, and before the Deferred Award Rights lapse: (A) a Takeover Bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board); (B) a statement is lodged with ASX to the effect that a person has voting power in not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);	The date the Board gives the notice referred to in term 2.1(c)(ii)

Conditions for Exercise	Commencement of Exercise Period
(C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies; (D) IAG passes a resolution for voluntary winding up; or (E) an order is made for the compulsory winding up of IAG; and (ii) the Board determines that the Deferred Award Right is exercisable due to the occurrence of any event described in paragraph (i) and, under this term, gives a notice to the Trustee that the Deferred Award Right is an Exercisable Right and that the Exercise Period has commenced.	

2.2 The Trustee must give notice to the Holder that the Deferred Award Right has become an Exercisable Right within 28 days of the date the Deferred Award Right becoming an Exercisable Right.

3 Exercise Period and lapse of Deferred Award Rights

3.1 A Deferred Award Right which is an Exercisable Right may be exercised by a Holder at any time during the Exercise Period for that Deferred Award Right. The Deferred Award Right lapses at the end of its Exercise Period as determined in accordance with term 3.2 and cannot be exercised after that time.

3.2 The Exercise Period for a Deferred Award Right commences on the relevant date determined in accordance with term 2.1 and ends on the earlier of:

(a) the date that is 10 years after the Commencement Date;

(b) if the Holder ceases to be an Employee (other than due to serious misconduct), the date which is 90 days after the date on which the Holder ceases to be an Employee; or

(c) the date (if any) the Deferred Award Right lapses in accordance with term 3.3.

3.3. If a circumstance described in Column 1 of the table set out below applies to the Holder of a Deferred Award Right, the Deferred Award Right lapses on the date specified in Column 2 of the table. A Deferred Award Right cannot become exercisable after it lapses.

Circumstances		Date of lapse
(a)	The Holder ceases to be an Employee: (i) other than in a circumstance described in term 2.1(b) and the Deferred Award Right is not an Exercisable Right at cessation; or (ii) due to serious misconduct regardless of whether the Deferred Award Right is an Exercisable Right at cessation.	The date the Holder ceases to be an Employee
(b)	The Holder requests by notice to the Trustee under term 8 that the Deferred Award Right lapses,	The date the Trustee receives the notice

4 Method of exercise of Deferred Award Rights

4.1 A Deferred Award Right is exercised by the Holder lodging a notice of exercise of Deferred Award Right, together with the exercise price (if any) and any applicable reimbursement amount (contemplated under clause 3.7 of the Trust Deed) for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

4.2 Deferred Award Rights must be exercised in multiples of 100, unless the Holder exercises all Deferred Award Rights able to be exercised at that time. The exercise of some Deferred Award Rights only does not affect the Holder's right to exercise other Deferred Award Rights at a later time.

5 No Transfers

Deferred Award Rights may not be transferred.

6 Quotation of Deferred Award Rights and Shares

Deferred Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Deferred Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Deferred Award Rights as soon as practicable after the Shares are transferred.

7 Participation in future issues

Participation generally

7.1 A Holder may only participate in new issues of securities to holders of Shares if the Deferred Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Deferred Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Deferred Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Deferred Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Deferred Award Right will not be changed.

Share Rights issues

7.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the issue then the exercise price per Deferred Award Right will not be changed.

The number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right will not change.

Aggregation

7.4 If Deferred Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Deferred Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Deferred Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Deferred Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation; and

(b) Subdivision:

$$S = C \times \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

$S = C;$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$S = C;$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A} \; ;$$ where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right after the reconstruction.

The exercise price per Deferred Award Right will not be changed.

8 Lapse

A Holder may **request** by notice to the Trustee that some or all of the Deferred Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAG, or any company in the Group which is the employer or former employer of a Holder (**"Employer Company"**), is obliged as a result of a Holder exercising a Deferred Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature **("Tax")**, then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Deferred Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Deferred Award Right.

10 Advice

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right or the exercise price per share in

accordance with the requirements, if any, of the Listing Rules.

11 Notices

Notices may be given by IAG to the Holder in the manner prescribed by the constitution of IAG for the giving of notices to members of IAG and the relevant provisions of the constitution apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

12 Interpretation

12.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and, in particular:

ASX means Australian Securities Exchange Limited.

Base Date means the date determined by the Board for the purposes of these terms.

Board means the board of directors of IAG.

Commencement Date means the date on which the Deferred Award Rights are issued to the Holder in accordance with clause 8A.6 of the Trust Deed or such earlier date determined by the Board.

Corporations Act means the Corporations Act 2001 (Cth).

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Deferred Award Right that is exercisable in accordance with these terms and has not lapsed.

Exercise Period for a Deferred Award Right is the period commencing on the date determined in accordance with term 2.1 and ending on the date determined in accordance with term 3.2.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Deferred Award Right.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

Listing Rules means the Listing Rules of ASX.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Share means a fully paid ordinary share in IAG.

Takeover Bid has the meaning given in section 9 of the Corporations Act 2001 (Cth) and, for the purposes of these terms, is deemed to be made when a takeover bid is publicly proposed for the purposes of section 631 of the Corporations Act..

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently IAG Share Plan Nominee Pty Limited.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

12.4 If operation of these terms or any interpretative provision causes a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Deferred Award Rights, the Board has power to alter the operation or interpretation so as to remedy that result. The Board may do so in respect of certain Deferred Award Rights or Deferred Award Rights generally.

Schedule 9 – Executive Performance Right Terms

1 Entitlement

1.1 Each Executive Performance Right is a right of a Holder, subject to these terms, to be allocated one Executive Performance Share by the Trustee which will be held by the Trustee for the benefit of the Holder on the terms of this deed until transferred to the Holder or sold by the Trustee pursuant to term 6.

1.2 When the Executive Performance Rights held by a Holder become Exercisable Rights, the Holder may exercise the Exercisable Rights subject to these terms.

1.3 Executive Performance Shares allocated to the Holder by the Trustee on the exercise of Exercisable Rights and subsequently transferred to the Holder or sold by the Trustee pursuant to term 6 will rank pari passu with all existing Shares from the date of allocation and will be entitled in full to those dividends which have a record date for determining entitlements after the date of allocation of the Executive Performance Shares to the Holder.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring an Executive Performance Right. The Holder's rights are purely personal and contractual.

2 Lapse of Executive Performance Rights

2.1 Any Executive Performance Right that is:

(a) not exercised within the applicable Exercise Period; or

(b) transferred or purported to have been transferred without the Board's prior written consent,

will automatically lapse at the end of the relevant Exercise Period, or at the time of transfer or purported transfer (as applicable).

2.2 Upon the lapse of an Executive Performance Right under these terms, the Holder will have no further rights or entitlements in relation to that Executive Performance Right.

3 No transfers

3.1 Executive Performance Rights may not be transferred without the Board's prior written consent.

4 Conditions for exercise of Executive Performance Rights

4.1 An Executive Performance Right which is an Exercisable Right (which has not lapsed) may be exercised by a Holder at any time before the end of the Exercise Period for the Executive Performance Right. Subject to the Board determining otherwise in relation to a particular grant of Executive Performance Rights, the date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Holder at the relevant time as described in Column 1 of the table.

Status of the Holder	**The Exercise Period for the Executive Performance Right ends on**
(i) For a continuing Employee	10 years after the Commencement Date
(ii) For a person who ceases to be an Employee in any of the following circumstances: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board	the day which is 90 days after the later of: (i) the end of the Performance Period; or (ii) the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).

Status of the Holder	The Exercise Period for the Executive Performance Right ends on
(iii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in circumstances other than:- (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; (e) with the approval of the Board.	the day which is 90 days after the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).

4.2 An Executive Performance Right will lapse depending on the status of the Holder as described in Column 1 of the table below, at the time described in Column 2 of the table below.

Status of the Holder	The day on which the Executive Performance Right lapses
(i) For a person who ceases to be an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is an Exercisable Right).

Status of the Holder	The day on which the Executive Performance Right lapses
(ii) For a person who ceases to be an Employee (in circumstances other than: (1) Retirement; (2) redundancy; (3) death; (4) Total and Permanent Disablement; (5) with the approval of the Board; or (6) serious misconduct involving dishonesty.)	- if the Executive Performance Right is not an Exercisable Right on the day the person is no longer an Employee, the date of ceasing to be an Employee. - if the Executive Performance Right is an Exercisable Right on the day the person ceases to be an Employee, the end of the Exercise Period.
(iii) In the case of a person who is a continuing Employee.	- if within 60 days after the end of the Performance Period for the Executive Performance Right the Executive Performance Right is not an Exercisable Right, the Executive Performance Right is deemed to have lapsed at the end of the Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Executive Performance Right is unexercised, the end of the Exercise Period.

Status of the Holder	The day on which the Executive Performance Right lapses
(iv) In the case of any other person not covered in (i) (ii) or (iii)	- if the person requests that the Executive Performance Right lapses, the date the request is received by Trustee. - if within 60 days after the end of the Performance Period for the Executive Performance Right the Executive Performance Right is not an Exercisable Right, the Executive Performance Right is deemed to have lapsed at the end of the Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Executive Performance Right is unexercised, the end of the Exercise Period.

4.2A The Performance Period for an Executive Performance Right (which has not lapsed) commences on the Base Date and depending on the status of the Holder as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Holder	Date on which the Performance Period Ends
(i) For a continuing Employee.	5 years from the Base Date.

Status of Holder	Date on which the Performance Period Ends
(ii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in any of the following circumstances: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board.	the later of: (i) 4 years from the Base Date; or (ii) 12 months from ceasing to be an Employee (but not later than 5years from the Base Date).

4.3 An Executive Performance Right (which has not lapsed) will become an Exercisable Right if either:

(a) Both of the following conditions are satisfied:

(i) the Performance Hurdles (if any) are satisfied; and

(ii) the Trustee gives notice to the Holder that the Executive Performance Right has become exercisable in accordance with these terms; or

(b) the Board gives a notice under term 8 to the Holder.

4.4 The Performance Hurdles (if any) will be as determined by the Board. If the Board determines that Performance Hurdles will apply to a grant of Executive Performance Rights, the Performance Hurdles will be set out in writing and communicated to the Holder when the Executive Performance Rights are granted to the Holder.

4.5 The Board has absolute discretion to determine the nature of the Performance Hurdles (if any), which shall apply to a grant of Executive Performance Rights. The

Performance Hurdles may be based on:

(a) relative total shareholder return of IAGL;

(b) return on equity, measured against IAGL's weighted average cost of capital; or

(c) any other criteria chosen by the Board and notified to the Holder upon a grant of Executive Performance Rights.

5 Exercise of Exercisable Rights

5.1 An Executive Performance Right is exercised by the holder lodging a notice of exercise of Executive Performance Right, together with the Exercise Price (if any) and any applicable reimbursement amount (contemplated under clause 3.7 of the Trust Deed) for each Executive Performance Share to be allocated on exercise, with the Trustee or such other person as the Board designates.

5.2 Executive Performance Rights must be exercised in multiples of 100, unless the Holder exercises all Executive Performance Rights able to be exercised at that time. The exercise of some Executive Performance Rights only does not affect the Holder's right to exercise other Executive Performance Rights at a later time.

5.3 Subject to the Corporations Act and the Listing Rules, on the exercise of Exercisable Rights in accordance with these terms the Trustee must hold the Executive Performance Shares allocated to the Holder upon exercise of the Exercisable Rights for the benefit of the Holder under the terms of this deed.

6 Transfer of Executive Performance Shares

6.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Executive Performance Share held pursuant to term 5.3 except in the circumstances set out in this term 6 or unless compelled by law.

6.2 The Holder must not assign, transfer, sell, encumber or otherwise deal with an Executive Performance Share or any legal or beneficial interest in an Executive Performance Share:

(a) unless and until the Executive Performance Share has been transferred to the Holder in accordance with this term 6; or

(b) except in the circumstances set out in this term 6.

6.3 A Holder may submit a Withdrawal Request to the Trustee at any time after it has exercised Exercisable

Rights under term 5.2 and been allocated Executive Performance Shares to either:

(a) arrange, through the Trustee, the sale of all Executive Performance Shares held by the Trustee on behalf of the Holder; or

(b) transfer the Executive Performance Shares held on behalf of the Holder to the Holder.

6.4 A Holder may not submit a Withdrawal Request in relation to an Executive Performance Share under these terms if the Executive Performance Share has been forfeited.

6.5 If, in the opinion of the Board, a Holder has committed (or it is evident the Holder intends to commit), any act (whether by omission or commission) which amounts or would amount to serious misconduct involving dishonesty the Board may determine that any or all of the Holder's Executive Performance Shares are forfeited.

6.6 A Holder may not submit a Withdrawal Request if the Holder is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Holder is deceased, the Holder's estate is bankrupt.

6.7 Executive Performance Shares forfeited under this term 6, will be treated as an accretion to the Trust.

6.8 The Board must reject a Withdrawal Request in relation to the Holder's Executive Performance Shares if the Board determines that a Holder's employment may be terminated by their Employer (or that the Holder may terminate their employment with the Group) in circumstances which may involve serious misconduct involving dishonesty.

6.9 If the Trustee does not receive a Withdrawal Request in accordance with term 6.2 during the Term, then the Trustee may transfer the Executive Performance Shares held on behalf of the Holder to the Holder at the end of the Term.

The Holder irrevocably directs the Trustee to sell, following the end of the Term, such number of Executive Performance Shares held by the Trustee on behalf of the Holder as is necessary to satisfy any costs associated with the transfer of Executive Performance Shares made or to be made in accordance with term 6.

6.10 Where the Trustee sells Executive Performance Shares under this term 6, the Trustee:

(a) has no obligation to maximise the sale price of the Executive Performance Shares;

(b) may sell the Executive Performance Shares with other Shares (whether or not held for a particular Holder); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to a Holder, may:

(i) deduct any costs of the sale or costs of the transfer of any Executive Performance Shares made or to be made to the Holder before making a payment to the Holder; and

(ii) attribute a sale price to each Executive Performance Share as the Trustee considers appropriate.

6.11 A Holder will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 6.

6.12 The requirement or right to transfer Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

7 Restrictions and forfeited conditions on Shares

7.1 Executive Performance Shares allocated to Holders on exercise of an Exercisable Right will be forfeited if the employment of the Holder is terminated for serious misconduct involving dishonesty.

8 Notice to Holder

8.1 If before the end of the Performance Period for an Executive Performance Right:

(a) an Event occurs; and

(b) the Board gives a notice under this term 8,

the Executive Performance Right will become an Exercisable Right.

9 Discretion in Board in certain circumstances

9.1 If an Event occurs, the Board has sole and absolute discretion in determining how the Executive Performance Rights may be dealt with, including but not limited to the following ways:

(a) determining that Executive Performance Rights become Exercisable Rights by giving a notice to Holders under term 8, which may specify a time period within which those Exercisable Rights may be exercised;

(b) arranging for any new parent company of IAGL (or new parent of a former subsidiary of IAGL) (together, a "**Substituted Company**") to assume the obligations of IAGL under the Plan, to be bound by the terms of the Plan and any determination made by the Board prior to the date of such assumption, and to issue to the Holder shares in the Substituted Company on exercise of the Executive Performance Right or alternatively rights to acquire shares in the Substituted Company;

(c) conducting a buy-back of the Executive Performance Rights on terms to be set by the Board; or

(d) allowing a Holder affected by the Event to transfer their Executive Performance Rights.

9.2 For the purposes of term 9.1(b):

(a) where shares in a Substituted Company are to be issued on exercise of Executive Performance Rights following an Event occurring the Board will arrange for the Exercise Price of the Executive Performance Rights to be suitably adjusted prior to exercise and/or an appropriate number of Shares in the Substituted Company to be transferred and issued on exercise of the Executive Performance Rights, to reflect differences at that time in the fair values of the Shares in IAGL and Substituted Company, any foreign exchange effects and the capital structures of IAGL and Substituted Corporation; and

(b) where executive performance rights in another corporation are to be substituted for Executive Performance Rights following an Event occurring the Board will arrange for the number and terms of executive performance rights substituted, the exercise price of those executive performance rights and the number of shares in the other corporation into which the new executive performance rights are exercisable to as nearly as possible ensure the financial position of the Holder whose Executive Performance Rights are substituted remains the same as if they were able to exercise the substituted executive performance rights at the date of substitution.

9.3 The Board may provide notice to a Holder that some or all of the Executive Performance Rights have become Exercisable Rights, and impose conditions on exercise of those Exercisable Rights, if:

(a) a subsidiary which employs a Holder is sold by the Group to a third party; or

(b) there is any reorganisation of the Group which results in a Holder ceasing to be an employee of a member of the Group.

10 Quotation of Executive Performance Rights and Executive Performance Shares

Executive Performance Rights will not be quoted on ASX. If the Executive Performance Shares to be allocated upon exercise of Exercisable Rights are not already listed for official quotation and Shares of IAGL are listed at that time, IAGL will make application to ASX for official quotation of the Executive Performance Shares to be allocated on the exercise of Exercisable Rights as soon as practicable after the Executive Performance Shares are allocated to the Holder.

11 Participation generally

11.1 A Holder may only participate in new issues of securities to holders of Shares if the Executive Performance Right has been exercised, if that is permitted by its terms, and the Executive Performance Shares in respect of the Executive Performance Right have been allocated before the record date for determining entitlements to the issue.

Bonus issues

11.2 If IAGL makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Executive Performance Shares have been allocated in respect of an Executive Performance Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Executive Performance Right will be altered as follows:

(a) the number of Executive Performance Shares which the Holder is entitled to have allocated on exercise of the Executive Performance Right(s) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Executive Performance Shares per Executive Performance Right which the Holder is entitled to have allocated on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(b) the Exercise Price of an Executive Performance Right will not be changed.

Share Rights issues

11.3 If IAGL makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Executive Performance Shares have been allocated in respect of an Executive Performance Right before the record date for determining entitlements to the issue then the exercise price per Executive Performance Right will not be changed.

The number of Executive Performance Shares which the Holder is entitled to have allocated on exercise of the Executive Performance Right will not change.

Aggregation

11.4 If Executive Performance Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have allocated under those Executive Performance Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

11.5 In the event of any reconstruction of the issued ordinary capital of IAGL the number of shares attaching to each Executive Performance Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAGL (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Executive Performance Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(i) Consolidation; and

(ii) Subdivision:

$$S = C \times \frac{B}{A};$$

(iii) Reduction of capital by return of share capital:

$$S = C;$$

(iv) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(v) Pro rata cancellation of fully paid ordinary shares (not within (iii) or (iv)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares in issue before the capital reconstruction;

B = The total number of Shares in issue after the capital reconstruction;

C = The number of Executive Performance Shares which the Holder is entitled to have allocated on exercise of an Executive Performance Right before the reconstruction;

S = The number of Executive Performance Shares which the Holder is entitled to have allocated on exercise of an Executive Performance Right after the reconstruction.

(vi) The Exercise Price of an Executive Performance Right will not be changed.

12 Lapse

A Holder may request that some or all of the Executive Performance Rights held by that Holder lapse.

13 Liability for tax

13.1 If IAGL, or any company in the Group which is the employer or former employer of a Holder ("**Employer Company**"), is obliged as a result of a Holder exercising an Executive Performance Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature ("**Tax**"), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

13.2 Where term 13.1 applies, the Trustee is not obliged to allocate Executive Performance Shares to the Holder on exercise of their Executive Performance Right unless IAGL is satisfied that arrangements have been made for reimbursement. The arrangements that IAGL may make include, without limitation, the sale of Executive Performance Shares allocated on exercise of the Holder's Executive Performance Rights.

14 Advice

IAGL must give notice to each Holder of any adjustment to the number of shares which the Holder is entitled to have allocated on exercise of an Executive Performance Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

15 Notices

Notices may be given by IAGL to the Holder in the manner prescribed by the constitution of IAGL for the giving of notices to members of IAGL and the relevant provisions of the constitution of IAGL apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAGL to a Holder.

16 Right to dividends

16.1 Subject to the terms of the deed, a Holder is entitled to receive all Cash Dividends paid on their Executive Performance Shares.

17. Bonus Shares

17.1 Subject to term 17.2, a Holder is entitled to any Bonus Shares which accrue to the Executive Performance Shares held by the Trustee on behalf of that Holder.

17.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Holder, who will be the beneficial owner of the

Bonus Shares, until transferred or sold pursuant to term 6.

17.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Executive Performance Shares are deemed to be Executive Performance Shares for the purposes of this deed.

18. Share Rights

18.1 The Trustee will send a notice to a Holder of any Share Rights which accrue to Executive Performance Shares held by the Trustee on behalf of that Holder.

18.2 Within 7 days of receiving the notice referred to in term 18.1, the Holder may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Holder) to be the cost of transferring the shares or securities to the Holder.

18.3 If the Holder does not give a notice under term 18.2, the Trustee is entitled to sell the Rights.

18.4 Subject to term 18.5, if the Trustee sells the Share Rights in accordance with term 18.2 or term 18.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Holder.

18.5 If the Trustee acquires, on behalf of the Holder, a specified number of shares or securities pursuant to the Share Rights in accordance with term 18.2(b), the Trustee will transfer those shares or securities to the Holder. The Trustee may make it a condition of transfer that the Holder pay the cost of transfer

(including stamp duty).

18.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Holder or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Holder may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

19. Other accretions

19.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Holder.

20. Voting right

20.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Holder as well, so far as is practicable, relevant and lawful.

20.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Holder or the Holder's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Executive Performance Shares held by the Trustee on behalf of the Holder.

21. Right to attend, speak etc

21.1 The appointment of a Holder or the Holder's nominees as the Trustee's attorney as referred to in term 20.2 will, so far as practicable, relevant and lawful, entitle the Holder or nominee (as the case may be) to attend

and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

22. Failure to provide information

22.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Holder nor will that invalidate or breach the provisions of term 20.1 or 20.2.

23. How Trustee votes

23.1 The Trustee will only cast a vote on any resolution in respect of Executive Performance Shares through its attorneys (or their nominees) appointed pursuant to term 20.2.

24. No claim

24.1 A Holder will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 20 to 23.

25 Interpretation

25.1 In this Schedule words and expressions which have a particular meaning under this deed have the same meaning and, in particular:

Base Date means the date determined by the Board set out in writing and communicated to the Holder when the Executive Performance Rights are granted to the Holder.

Commencement Date means the date on which Executive Performance Rights are granted to a Holder in accordance with clause 8B.6 of the Trust Deed.

Exercise Period is the period determined in accordance with term 4.1.

Exercise Price means nil unless some other exercise price is specified by the Board in accordance with this deed.

Exercisable Right means an Executive Performance Right that has become an Exercisable Right in accordance with term 4.3.

Holder means an Executive who is a holder of an Executive Performance Right.

Performance Hurdles means the performance hurdles determined by the Board pursuant to term 4.4 and notified to the Holder.

Performance Period means the period described in term 4.2A.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Term in respect of a grant of Executive Performance Rights, means the period of 10 years commencing on the Commencement Date.

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Withdrawal Request means a request by a Holder to the Trustee (in a form approved by the Board), including payment of any applicable reimbursement amount (contemplated under clause 3.7 of the Trust Deed) in relation to the withdrawal of the Executive Performance Shares, to:

(a) transfer to, or on behalf of, the Holder some or all of the Holder's Executive Performance Shares; or

(b) sell, on behalf of the Holder, some or all of the Holder's Executive Performance Shares.

25.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

25.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

The IAG Share and Rights Plans Trust

Trust Deed

Mallesons Stephen Jaques

Bourke Place
600 Bourke Street
Melbourne Vic 3000
Telephone (61 3) 9643 4000
Fax (61 3) 9643 5999
DX 101 Melbourne
Ref: JAC

Contents — Trust Deed

Insurance Australia Group Limited

(ABN 60 090 739 923)

Non-Executive Directors' Share Plan

Explanatory Booklet

Table of Contents

1 Introduction

As you will be aware, your appointment letter and Company policy allow all non-executive directors of IAG to receive between 20% and 90% of their fixed annual fees in the form of fully paid ordinary shares in IAG under the Plan (**NED Shares**).

An invitation will be made to you in respect of your base annual fees (that is, your annual base fees for your services as a non-executive director at the time of this Invitation, not including any committee fees) for the period from 1 December to 30 November (**Period**).

If you do not accept the invitation in accordance with the Offer Form you will not receive an equivalent cash value amount in respect of the base component (20%) of your annual base fees that are required to be taken in the form of NED Shares.

This explanatory booklet contains summary information on your invitation to make an offer to apply for NED Shares in accordance with the Plan (**Invitation**).

Further details can be found in the Trust Deed relating to the Plan. The **NED Shares Terms** and . Trust Deed which govern the Plan, can be obtained by contacting Alex Christie, Deputy Head of Group HR on + 61 2 9292 9545 or email alex.christie@iag.com.au.

If there is any inconsistency between the terms of the Plan (as contained in the NED Shares Terms and the Trust Deed) and this explanatory booklet or any other document relating to NED Shares, then the terms of the Plan prevail to the extent of any inconsistency.

Need financial advice?

If you have any queries about the financial implications concerning participation in the Plan, you are strongly encouraged to consult a financial adviser before participating.

2 How the Plan works

The Plan uses a trust structure. Under the terms of the Plan, the Trustee allocates to an account in your name, the number of shares determined pursuant to your entitlement, on a date determined by the Trustee in its discretion. The Trustee holds these NED Shares for you during the Restriction Period (see section 2.3 below). During this time your ability to deal with the NED Shares (and thereby access funds in relation to the NED Shares) is restricted. However, you will

receive all the benefits of dividends and other rights attaching to those NED Shares. At the end of the Restriction Period, the NED Shares held by the Trustee for you will, depending on your instructions, will be either transferred to you or sold on your behalf.

2.1 Share price fluctuation

Neither IAG nor the Trustee guarantees in any way the performance of the NED Shares.

2.2 How is my entitlement determined?

You are entitled to an annual base fee each year in respect of your services as a non-executive director. Your fees will be provided partly in cash and partly in NED Shares, and it is Company policy that at least 20% of your annual base fee is provided in the form of NED Shares. The proportion of your annual base fees for the Period that are to be provided to you in the form of NED Shares is determined by the Company, having regard to the preference you have expressed.

To acquire the NED Shares, you must complete the Offer Form. The number of NED Shares you will be allocated will be determined for the Period in accordance with the following formula:

$$A = \frac{B}{C}$$

Where:

A = the number of the NED Shares you will be allocated

B = a dollar value equal to the percentage of your annual base fee for the period 1 December to 30 November (or other period as notified if you commence in the Plan part way through the period from 1 December to 30 November).

C = the volume weighted average price of IAG shares on the Australian Stock Exchange in the one week period ending on the day before the allocation date of your NED Shares

2.3 The Restriction Period

NED Shares allocated to you are held by the Trustee on your behalf during the Restriction Period. The Restriction Period begins on the date the NED Shares are allocated to you and ends on the date which is the earlier of:

- a fixed number of years determined by the Trustee at the time of the allocation of the NED Shares by the Trustee to an account on your behalf. This period is specified in the Offer Form and will not be a period of less than 12 months and will not be more than 10

years. In determining the length of this period, the Trustee may take into account any preference expressed by you;

- you ceasing to hold office as a director of, or to be employed by, IAG or any member of the IAG Group; and

- the Trustee determining that an "Event" has happened as defined in the Trust Deed relating to the Plan (see section 2.4 below).

At the end of the Restriction Period, the NED Shares held by the Trustee for you will, depending on your instructions, be either transferred to you or sold on your behalf. You may be required to bare any costs associated with the transfer. With the exception of the power of the Trustee to determine that an Event has happened, neither the Trustee nor the Board of IAG has any discretion to release the NED Shares before the end of the Restriction Period mentioned above.

2.4 What is an "Event"

An "Event" occurs when:

- a takeover bid is made to the holders of issued ordinary fully paid shares in IAG (other than as a result of an allotment or transfer approved by the Board);

- a statement is lodged with the Australian Stock Exchange to the effect that a person has become entitled to not less than 15% of all the votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);

- pursuant to an application made to a court, the court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies;

- IAG passes a resolution for voluntary winding up; or

- an order is made for the compulsory winding up of IAG.

2.5 What Happens if You Cease to be a Director?

(a) During the Period

If you cease to be a director of IAG before the end of the Period[1], your NED Shares will be forfeited on a pro rata basis. You will forfeit that proportion of the number of NED Shares allocated to you that equals that proportion of the Period in respect of which you ceased to be a director. The number of NED Shares you forfeit will be determined on a pro rata daily basis.

(b) During the Restriction Period

Unless your NED Shares are forfeited[1], if you cease to be a director during the Restriction Period, the NED Shares will, in accordance with your instructions, be either transferred to you or sold on your behalf.

[1] If you cease to be a director at any time for **serious misconduct** involving dishonesty you will forfeit all your NED Shares.

3 Definitions

base annual fees	means the annual base fees for services as a non-executive director at the time of this Invitation, not including committee fees.
Board	means the board of directors of IAG.
IAG	means Insurance Australia Group Limited (ABN 60 090 739 923).
Period	means the period from 1 December to 30 November.
Plan	means the IAG Non-Executive Share Plan as contained in the NED Shares Terms and the Trust Deed.
Restriction Period	means the period so described in section 2.3.
NED Share	means a fully paid ordinary share in the capital of IAG which ranks equally with and has the same rights as other fully paid ordinary shares in the capital of IAG which are quoted on the Australian Stock Exchange Limited and which is allocated under Clause 7 of the Trust Deed, for the Period.
Trust	means the trust established by the Trust Deed.
Trust Deed	means the IAG Share and Rights Plans Trust, Trust Deed.
Trustee	means IAG Share Plan Nominee Pty Ltd (ACN 095 125 152).

INSURANCE AUSTRALIA GROUP LIMITED (ABN 60 090 739 923)
NON-EXECUTIVE DIRECTORS' SHARE PLAN
PREFERENCE / OFFER FORM

To: IAG Share Plan Nominee Pty Ltd (ABN 52 095 125 152), Trustee of the IAG NED Share Plan (**Plan**) and Insurance Australia Group Limited (**IAG**)

PERSONAL DETAILS

Name:	
	(Title) *(First name)* *(Other name/initial)* *(Surname)*
Address:	
Telephone No:	

DIVIDEND INSTRUCTIONS

☐ Same as currently registered ☐ Change to the following:

Name of account:	
	(Must be same as registered holder)
BSB:	
Account No:	
Type of Account:	
Name of Institution:	
Branch:	

STANDING PREFERENCE

I understand that the following preferences in relation to the NED Plan do not bind IAG.

Percentage of base Director's fee under NED Plan:	
	(Minimum of 20% and maximum of 90%)
Restriction Period (in full years):	
	(Maximum of 10 years)

SIGNATURE

I nominate the standing preference and make the standing offer in accordance with the terms set out overleaf.

Signature: .... Date: ....

General NED Offer Form

STANDING OFFER

1 This offer to the Trustee is a standing offer in relation to all invitations made by IAG under the NED Plan and constitutes an Acceptance Form under the Trust Deed. This document ceases to have effect when I cease to be a Director of IAG or when it is withdrawn or replaced.

2. I offer to acquire the number of IAG shares determined by the formula 'A = B / C', where,

A	the number of the NED Shares I offer to acquire (rounded to the nearest whole number).
B	the dollar value of the percentage of my annual base IAG Director's fees (excluding committee fees) as at the date of the Invitation, for the following period from 1 December to 30 November (**Offer Period**), that IAG invites me to offer to receive as NED Shares under the NED Plan.
C	the VWAP of IAG shares in the week ending on the day before the allocation date.

3. I acknowledge that the NED Shares allocated to me following acceptance of this offer by the Trustee will be held by the Trustee in accordance with the NED Shares Terms, and that, if I cease to be a Director of IAG prior to the end of the Offer Period, I will forfeit the number of NED Shares which is proportionate to the length of time remaining from the date I cease to be a Director to the end of the Offer Period. I authorise IAG and the Trustee to complete and execute any documents necessary to effect the grant and forfeiture of NED Shares as set out in this offer and the NED Shares Terms.

4. I agree to be bound by the constitution of IAG, the IAG Share and Rights Plans Trust, Trust Deed and the NED Shares Terms.

5. I have received, and instructed IAG and the Trustee not to provide me with further copies of, the offer documents, including an explanatory booklet and the NED Shares Terms.

6. By signing this form I agree that the agreements, acknowledgments and authorisations set out above will continue to apply until this standing offer is withdrawn or replaced.

7. In relation to personal information contained in this document, I acknowledge and agree that:

a) IAG and their agents need to collect, use and disclose this personal information in order to administer the operation of the NED Plan in accordance with the NED Shares Terms and the Trust Deed, and to fulfill IAG's obligations of disclosure of the details of any resulting relevant interest held by me in accordance with any relevant legislative and regulatory requirements;

b) For the purposes outlined in (a), IAG and its agents can collect the personal information from and disclose it to any related entity, any agent of IAG or the Trustee carrying out or assisting with the functions of IAG or the Trustee, its auditors, the NED Plan share registry, ASX, ASIC and any other regulatory or enforcement agency or one of their agents; and

c) I can gain access to the personal information relating to me by contacting IAG through Alex Christie, Head of Remuneration and Reward.

Office Use Only

Date Form Received: __________

Date Preference Effective: __________

COMPUTERSHARE PLAN MANAGERS PTY LTD ABN 56 084 591 131
AND CPU SHARE PLANS PTY LTD ABN 20 081 600 875
FINANCIAL SERVICES GUIDE
ISSUE DATE: 10/07/2008
This FSG replaces any previous FSG and any Supplementary FSG.

About this Financial Services Guide

This document is the combined Financial Services Guide (**FSG**) for Plan Managers and CPU Share Plans and contains detailed information specific to Insurance Australia Group Limited's Bonus Equity Share Plan (**BESP**), Non-Executive Director Share Plan (**NED**), Performance Share Rights Plan (**PSR**), Performance Award Rights Plan (**PAR**), Employee Share Reward Plan (**ESRP**), Deferred Employee Share Plan (**DESP**), Exempt Employee Share Plan (**EESP**), Deferred Award Rights Plan (**DAR**) and Executive Performance Rights Plan (**EPR**) some (or all) of which you are (or intend to become) a member (the **Plans**).

In this FSG, the term **Plan Managers** refers to Computershare Plan Managers Pty Ltd ABN 56 084 591 131 (AFSL Licence No. 309883); where shares are held by a custodian the term **CPU Share Plans** refers to CPU Share Plans Pty Ltd (AFSL Licence No. 309884). The terms **we, our** or **us** refer to Plan Managers and CPU Share Plans.

This FSG is an important document. It provides you with information about us to help you to decide whether you want to use the financial services offered by us.

This guide provides you with important information about:

- who we are;
- how you can contact us;
- the services we offer you;
- the remuneration, commissions and other benefits that we receive in respect of the financial services we provide;
- any relationships we have with other organisations affiliated with us or with product issuers that may influence us when providing services to you; and
- our dispute resolution procedures that cover complaints by customers and what to do if you have a complaint or wish to register a complaint with our external dispute resolution provider.

Who is responsible for the financial services provided?

If we provide you with any financial services, we will provide these to you as an Australian Financial Services Licence licencee.

Plan Managers and CPU Share Plans are members of the Computershare group of companies which is headed by Computershare Limited ABN 71 005 485 825, a company listed on the Australian Securities Exchange Limited.

The services of the Company which provides trustee (and related) services for the BESP, NED, PSR, PAR, DESP, DAR and EPR are not covered by this FSG. Details can be obtained by contacting Insurance Australia Group Limited (the **Issuer**).

There is no trustee company associated with the ESRP and the EESP.

How to contact us and give us instructions

You can contact us and give us instructions in person, by mail, phone, facsimile or by email.

Office address:	Level 3 60 Carrington Street Sydney NSW 2001
Postal address:	GPO Box 1501 Sydney NSW
Phone Number:	1800 452 196
Fax Number:	61 2 8235 8208
Email:	iagshareplans@computershare.com.au

You can also give us instructions online via the IAG website which you may access via the following URL: www.computershare.com/employee/au/iag using the password information provided to you by Plan Managers.

What financial services are we authorised to provide to you?

Plan Managers is authorised to provide general advice on:

- derivatives;
- interests in managed investments schemes (excluding Investor Directed Portfolio Services (**IDPS**)); and
- securities.

Plan Managers is authorised to deal in:

- derivatives;
- interests in managed investments schemes (excluding IDPS); and
- securities.

We are authorised to provide services to both retail and wholesale clients.

What services do we provide?

Plan Managers provide the following services:

- employee share and option plan administration;
- arranging for the purchase, transfer and sale of shares for the purpose of employee share plans;
- payment of distributions for employee share plans; and
- explanations to employees about what steps they need to take to participate in employee share and option plans and how such plans operate in general terms.

Insurance Arrangements

At the date of this FSG Plan Managers and CPU Share Plans are covered by Computershare Limited's professional indemnity insurance and a $50,000 guarantee provided by Computershare Limited to cover aggregated losses incurred by retail clients in the event fees are incorrectly disclosed or charged by Plan Managers. The professional indemnity insurance covers Computershare Limited subsidiaries which includes Plan Managers and CPU Share Plans. Together with the guarantee these insurance arrangements are considered to satisfy the requirements of section 912B of the Corporations Act 2001.

This professional indemnity insurance and guarantee covers work performed for Plan Managers and CPU Share Plans by representatives/employees after they ceased to work for us.

Associations with any product issuers

We are parties to one or more service agreements with the Issuer in relation to the Plans (**Management Agreement**). Plan Managers provide authorised services to a wide range of product issuers. However, we believe only those relationships or associations set out in this FSG would be reasonably capable of influencing us in providing financial services to you.

How are we remunerated for the services we provide you?

Plan Managers charges an annual share plan administration fee to your employer or their parent company for administering the Plan of which you are (or intend to become) a member. However, this is not payable by you.

Plan Managers may receive a percentage of the brokerage fee from the nominated broker on sale of shares if you elect to use the services of its nominated broker.

If you attend a wealth management presentation co-ordinated by Plan Managers or consider wealth management alternatives as part of a transaction associated with your participation in the Plans and you acquire a financial product through the wealth manager, Plan Managers may receive a fee from the wealth manager. The fee calculated will be based on various factors including the acquisition by you of personal advice and/or financial products from the wealth manager.

COMPUTERSHARE PLAN MANAGERS PTY LTD ABN 56 084 591 131
AND CPU SHARE PLANS PTY LTD ABN 20 081 600 875
FINANCIAL SERVICES GUIDE
ISSUE DATE: 10/07/2008
This FSG replaces any previous FSG and any Supplementary FSG.

Sale fee - ESRP, DESP, ESP, BESP and NED

You will be charged if you use our share sale facility to sell shares from the Plans. This fee will be recovered from your share sale proceeds at the time of the sale. The fee applicable, depending on the method of sale, will be made up of the following components (inclusive of GST):

Sale type	Sale Fee (per sale transaction)	Brokerage Fee (per sale transaction)
Sell (paper form)	$58.85	Sale proceeds $5,000 or less: $10.45* Sale proceeds in excess of $5,000: $10.45 plus 0.33% of the share sale proceeds in excess of $5,000*/**
Sell Online	$29.15	Sale proceeds $5,000 or less: $10.45 Sale proceeds in excess of $5,000: $10.45 plus 0.33% of the share sale proceeds in excess of $5,000**

*The brokerage charged by the broker may be **reduced** in certain circumstances depending on the number of sales on any given day coinciding with your sale or other factors. The above brokerage fee represents the maximum brokerage you will be charged to sell your shares.

** For example, if your share sale proceeds are $10,000 the brokerage fee will be approximately $26.95.

Exercise fee – PAR, PSR and DAR

A fee of $1 (inclusive of GST) is payable by you when you request us to exercise your rights under the PSR, PAR and DAR regardless of when you joined the PSR, PAR and DAR. This fee is collected by us on behalf of Insurance Australia Group Limited. This fee is payable when you submit an exercise request.

Sale fee – PSR, PAR, DAR and EPR

There is no sale or brokerage fee associated with the PSR, PAR or DAR

You will also be charged a bank fee that will vary depending on your nominated method of receipt of the sale proceeds for each transaction. While these fees may change without notice, it is anticipated that the fees will be approximately as follows:

Receipt of funds by:	Bank Fee
Direct credit	$0.15
Cheque	$0.50
Wire	$15.00
Telegraphic Transfer	$35.00
Foreign Cheque	$5.00

Administration fee - PAR, DAR, EPR

A fee of $66.00 (inclusive of GST) is payable by you if you ask us to transfer any of the shares which you hold through the PAR, DAR, EPR. This fee is payable when you submit a transfer request.

Transfer fee - DESP

A transfer fee of $66.00 (inclusive of GST) is payable by you if you ask us to transfer any of the shares which you hold through the DESP. This fee is payable when you submit a transfer request.

Transfer fee – ESRP, EESP, NED, BESP and PSR

There is no transfer fee associated with the ESRP, EESP, NED, BESP and PSR.

Research administration fee

You may be charged a research administration fee of $60 (inclusive of GST) when you request the replacement of previously issued statements or payment advices including the provision of account holding history. This fee will be charged per request (not per statement/payment advices requested).

Trailing commissions

Not applicable.

What to do if you have a complaint

If you are not completely satisfied with the service or advice you receive from us you have the right to complain about your dissatisfaction. We have a dispute resolution system in place to ensure that any complaint is dealt with fairly and efficiently.

If you have a complaint, you should take the following steps to resolve it.

1. Please contact us on 02 8234 5000 or send details of your complaint to us in writing at:

   Complaints Officer
   Computershare Plan Managers Pty Ltd
   GPO Box 1501
   Sydney NSW 2001

2. If, despite our best efforts, you are unable to resolve your complaint within 45 days, you are entitled to refer your complaint to our approved external dispute resolution scheme provider.

   Financial Ombudsman Service Ltd
   GPO Box 3
   Melbourne VIC 3001

   Phone Number: 1300 78 08 08
   Facsimile: 03 9613 6399
   Website: www.fos.org.au
   Email: info@fos.org.au

FSG does not constitute advice

The information presented in this FSG does not constitute investment or financial advice and no part of this FSG shall be construed as creating a fiduciary, financial or other advisory relationship between us and the recipient of, or any other person using the information in, this FSG. We will not be held liable for any decision made on the basis of the information contained in this FSG. We recommend that you seek independent professional financial advice which takes into account your objectives, financial situation and needs before proceeding with any investment.

82-34821

Insurance Australia Group

Australian Securities and Investments Commission
Level 18, No 1 Martin Place
SYDNEY
NSW 2000

15 September 2008

IAG Executive Performance Rights Plan & Deferred Award Rights Plan Offers

Dear Sir,

We attach, pursuant to the relevant ASIC class orders, copies of the IAG Executive Performance Rights Plan Offer and Deferred Award Rights Plan Offer documents:

1. IAG Share and Performance Award Rights Trust Deed and Amended Terms applicable to the Executive Performance Rights Offer and IAG Deferred Award Rights Offer;
2. Financial Services Guide (FSG);
3. Explanatory Booklets including Taxation Summaries;
4. Invitation to eligible employees;
5. Offer website;
6. Paper application form.

The Offer was made to eligible IAG and IMA employees on Monday 8 September 2008.

All eligible employees were given the opportunity to respond to the Offer online or by paper.

Yours sincerely,

Glenn Revell
Group Company Secretary

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

Jacqui Connellan

From: iagshareplans@computershare.com.au [TestMessages_OP1@mailservice.computershare.com.au]
Sent: Friday, 5 September 2008 11:26 AM
To: Christopher Nash
Subject: IAG Executive Performance Rights & Deferred Award Rights Offer 2008

a shared future

IAG Insurance Australia Group

Dear [[[/field /id="firstname"]]],

You are invited to participate in the IAG Deferred Award Rights (DARs) Offer and Executive Performance Rights (EPRs) Offer.

To receive your allocations, you must complete and submit an online application on the Computershare Offer website **no later than 5pm Australian Eastern Standard Time (AEST) on Wednesday 17 September 2008.**

OFFER DATES

Key Offer dates are as follows:

Offer Opens: Monday 8 September 2008
Offer Closes: Wednesday 17 September 2008 at 5pm AEST
Expected Grant Date: Thursday 18 September 2008

STEPS TO PARTICIPATE

1. Login to the Offer and read the Offer Documents
Access the Offer website at www.computershare.com/employee/au/iag/lti via any internet connection. You will need your payroll number and the password below to access the Offer documents.

Password: [[[/field /id="password"]]]

Please read the Explanatory Booklets and other Offer documents to ensure you fully understand the Offer. You should also consider seeking advice from a qualified advisor.

2. Complete the Online Application
In general, you should complete the online application on the Offer website. You will be led through a number of steps to complete and submit the online application. The application should take approximately 5 minutes to complete.

Once you submit the online application, you will be provided with a confirmation number in an e-mail to confirm your application has been completed.

If you are an existing IAG shareholder or other IAG Employee Share Plan participant and your HR payroll number and name matches the Computershare records for these holdings, we have linked your online application with these holdings.

If you can't access the online application, please contact Computershare Plan Managers immediately (contact details below), for a paper Application Form and Offer documents.

Your application must be received no later than 5pm AEST 17 September 2008.

WHAT HAPPENS NEXT?
Allocations are expected to be granted on 18 September 2008, provided you remain employed by an IAG Group Company at that time.

Following the allocations, you will receive a holding statement to confirm the number of DARs and EPRs that have been allocated to you.

WHERE TO GET HELP

About the Deferred Award Rights/Executive Performance Rights Offers:

IAG Group Performance & Reward
Jacqui Connellan (Senior Advisor Share Plans): + 61 (2) 9292 8248

About the Offer website or online application:

Computershare Plan Managers between Monday to Friday 8:30am to 7:00pm AEST:

Australia: 1800 452 196
Outside Australia: +61 3 9415 4160
New Zealand: 0800 703 546 (10:30am - 9:00pm NZ time)
Email: iagshareplans@computershare.com.au

Regards
Computershare Plan Managers

Jacqui Connellan

From: iagshareplans@computershare.com.au [TestMessages_OP1@mailservice.computershare.com.au]
Sent: Friday, 5 September 2008 11:25 AM
To: Christopher Nash
Subject: IAG Executive Performance Rights Offer 2008

a shared future

IAG Insurance Australia Group

Dear [[[/field /id="firstname"]]],

You are invited to participate in the IAG Executive Performance Rights (EPRs) Offer.

To receive your allocations, you must complete and submit an online application on the Computershare Offer website **no later than 5pm Australian Eastern Standard Time (AEST) on Wednesday 17 September 2008.**

OFFER DATES

Key Offer dates are as follows:

Offer Opens: Monday 8 September 2008
Offer Closes: Wednesday 17 September 2008 at 5pm AEST
Expected Grant Date: Thursday 18 September 2008

STEPS TO PARTICIPATE

1. Login to the Offer and read the Offer Documents

Access the Offer website at www.computershare.com/employee/au/iag/lti via any internet connection. You will need your payroll number and the password below to access the Offer documents.

Password: [[[/field /id="password"]]]

Please read the Explanatory Booklets and other Offer documents to ensure you fully understand the Offer. You should also consider seeking advice from a qualified advisor.

2. Complete the Online Application
In general, you should complete the online application on the Offer website. You will be led through a number of steps to complete and submit the online application. The application should take approximately 5 minutes to complete.

Once you submit the online application, you will be provided with a confirmation number in an e-mail to confirm your application has been completed.

If you are an existing IAG shareholder or other IAG Employee Share Plan participant and your HR payroll number and name matches the Computershare records for these holdings, we have linked your online application with these holdings.

If you can't access the online application, please contact Computershare Plan Managers immediately (contact details below), for a paper Application Form and Offer documents.

Your application must be received no later than 5pm AEST 17 September 2008.

WHAT HAPPENS NEXT?
Allocations are expected to be granted on 18 September 2008, provided you remain employed by an IAG Group Company at that time.

Following the allocations, you will receive a holding statement to confirm the number of EPRs that have been allocated to you.

WHERE TO GET HELP

About the Executive Performance Rights Offer:

IAG Group Performance & Reward
Jacqui Connellan (Senior Advisor Share Plans): + 61 (2) 9292 8248

About the Offer website or online application:

Computershare Plan Managers between Monday to Friday 8:30am to 7:00pm AEST:

Australia: 1800 452 196
Outside Australia: +61 3 9415 4160
New Zealand: 0800 703 546 (10:30am - 9:30pm NZ time)
Email: iagshareplans@computershare.com.au

Regards
Computershare Plan Managers

Jacqui Connellan

From: iagshareplans@computershare.com.au [TestMessages_OP1@mailservice.computershare.com.au]
Sent: Friday, 5 September 2008 11:15 AM
To: Christopher Nash
Subject: IAG Deferred Award Rights Offer 2008


a shared future
IAG
Insurance Australia Group

Dear [[[/field /id="firstname"]]],

You are invited to participate in the IAG Deferred Award Rights (DARs) Offer.

To receive your allocation, you must complete and submit an online application on the Computershare Offer website **no later than 5pm Australian Eastern Standard Time (AEST) on Wednesday 17 September 2008.**

OFFER DATES

Key Offer dates are as follows:

Offer Opens: Monday 8 September 2008
Offer Closes: Wednesday 17 September 2008 at 5pm AEST
Expected Grant Date: Thursday 18 September 2008

STEPS TO PARTICIPATE

1. Login to the Offer and read the Offer Documents
Access the Offer website at www.computershare.com/employee/au/iag/lti via any internet connection. You will need your payroll number and the password below to access the Offer documents.

Password: [[[/field /id="password"]]]

Please read the Explanatory Booklets and other Offer documents to ensure you fully understand the Offer. You should also consider seeking advice from a qualified advisor.

2. Complete the Online Application
In general, you should complete the online application on the Offer website.

You will be led through a number of steps to complete and submit the online application. The application should take approximately 5 minutes to complete.

Once you submit the online application, you will be provided with a confirmation number in an e-mail to confirm your application has been completed.

If you are an existing IAG shareholder or other IAG Employee Share Plan participant and your HR payroll number and name matches the Computershare records for these holdings, we have linked your online application with these holdings.

If you can't access the online application, please contact Computershare Plan Managers immediately (contact details below), for a paper Application Form and Offer documents.

Your application must be received no later than 5pm AEST 17 September 2008.

WHAT HAPPENS NEXT?
Allocations are expected to be granted on 18 September 2008, provided you remain employed by an IAG Group Company at that time.

Following the allocations, you will receive a holding statement to confirm the number of DARs that have been allocated to you.

WHERE TO GET HELP

About the Deferred Award Rights Offer:

IAG Group Performance & Reward
Jacqui Connellan (Senior Advisor Share Plans): + 61 (2) 9292 8248

About the Offer website or online application:

Computershare Plan Managers between Monday to Friday 8:30am to 7:00pm AEST:

Australia: 1800 452 196
Outside Australia: +61 3 9415 4160
New Zealand: 0800 703 546 (10:30am - 9:00pm NZ time)
Email: iagshareplans@computershare.com.au

Regards
Computershare Plan Managers

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APPLICATION FORM – IAG DEFERRED AWARD RIGHTS PLAN – 2008/09 OFFER

You can complete an online response online at www.computershare.com/employee/au/iag/lti. You will need your password and payroll number.

Please complete and sign this form, then return to GPO Box 1501 Sydney 2001, no later than 5pm AEDT on Wednesday 17 September 2008.

Computershare

All correspondence to:
Computershare Plan Managers
Level 3, 60 Carrington Street Sydney
New South Wales 2000 Australia
Enquiries 1800 452 196
Facsimile 61 2 8235 8208
iagshareplans@computershare.com.au
www.computershare.com

Section A: Personal Details - Complete only if the details above are incorrect or missing

Title | First Name | Surname

Mailing Address (Street Address OR Post Office Box)

City/Suburb/Town | State | Post Code

Tax File Number (for dividend purposes)* | Payroll Number

Section B: Contact Details

Home Phone | Work Phone

Email Address

Section C: Authorisation

I accept the Offer to receive [ ] DARs under the IAG Deferred Award Rights Plan.

By completing this Application Form, I agree to the terms and conditions set out on the reverse of the form.

Signed: | **Date:**

* Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth). The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will not be deducted from unfranked dividends if you quote your TFN.

Authorisation

1. I agree to acquire the number of Deferred Award Rights (**DARs**) set out in this application on the Deferred Award Rights Terms, dated September 2008 (**Terms**).
2. I authorise the Trustee to complete and execute any documents necessary to effect the grant of DARs to me.
3. I acknowledge having received a copy of the Plan Explanatory Booklet and Plan Terms.
4. I agree to be bound by the; Constitution of IAG, Plan Terms, IAG Share and Performance Award Rights Plans Trust Deed (**Trust Deed**), the terms set out in the Offer and these terms and conditions.
5. I declare that all details and statements made on this form are complete and accurate.
6. I understand that words and expressions defined in the Trust Deed and the Plan Terms have, unless the contrary intention appears, the same meaning in this form.
7. I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose my personal information to issue DARs and IAG shares to me in accordance with the Trust Deed and Plan Terms, and, to fulfil IAG's obligations of disclosure of the details of the DAR Plan in accordance with relevant laws, and to generally to administer the DAR Plan and I consent to such collection, use and disclosure.
8. I acknowledge and agree that IAG and its agents can collect my personal information and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.
9. I agree that my existing IAG shareholding and/or existing IAG employee share plan holding address may be changed to reflect the details in this response in the manner set out in the Explanatory Booklet.
10. I acknowledge that I have had the opportunity to obtain independent financial and legal advice before completing this Application Form.
11. I authorise IAG, its officers and agents to correct any errors in or omissions from this Application Form.

a Shared future

APPLICATION FORM – IAG EXECUTIVE PERFORMANCE RIGHTS PLAN – 2008/09 OFFER

Please complete and sign this form, then return to IAG Group Remuneration & Rewards ,no later than 5pm AEDT on 17 November 2008.

Computershare

All correspondence to:
Computershare Plan Managers
Level 3, 60 Carrington Street Sydney
New South Wales 2000 Australia
Enquiries 1800 452 196
Facsimile 61 2 8235 8208
iagshareplans@computershare.com.au
www.computershare.com

Section A: Personal Details - Complete only if the details above are incorrect or missing

Title | First Name | Surname

Mailing Address (Street Address OR Post Office Box)

City/Suburb/Town | State | Post Code

Tax File Number (for dividend purposes)* | Payroll Number

Section B: Contact Details

Home Phone | Work Phone

Email Address

Section C: Authorisation

I accept the Offer to receive [ ] EPRs under the IAG Executive Performance Rights Plan.

By completing this Application Form, I agree to the terms and conditions set out on the reverse of the form.

Signed: **Date:**

* Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth). The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will not be deducted from unfranked dividends if you quote your TFN.

Authorisation

1. I agree to acquire the number of Executive Performance Rights (**EPRs**) set out in this application on the Executive Performance Rights Terms, dated September 2008 (**Plan Terms**).
2. I authorise the Trustee to complete and execute any documents necessary to effect the grant of EPRs to me.
3. I acknowledge having received a copy of the Plan Explanatory Booklet and Plan Terms.
4. I agree to be bound by the; Constitution of IAG, Plan Terms, IAG Share and Performance Award Rights Plans Trust Deed (**Trust Deed**), the terms set out in the Offer and these terms and conditions.
5. I declare that all details and statements made on this form are complete and accurate.
6. I understand that words and expressions defined in the Trust Deed and the Plan Terms have, unless the contrary intention appears, the same meaning in this form.
7. I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose my personal information to issue EPRs and IAG shares to me in accordance with the Trust Deed and Plan Terms, and, to fulfil IAG's obligations of disclosure of the details of the EPRs Plan in accordance with relevant laws, and to generally to administer the EPRs Plan and I consent to such collection, use and disclosure.
8. I acknowledge and agree that IAG and its agents can collect my personal information and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.
9. I agree that my existing IAG shareholding and/or existing IAG employee share plan holding address may be changed to reflect the details in this response in the manner set out in the Explanatory Booklet.
10. I acknowledge that I have had the opportunity to obtain independent financial and legal advice before completing this Application Form.
11. I authorise IAG, its officers and agents to correct any errors in or omissions from this Application Form.

COMPUTERSHARE PLAN MANAGERS PTY LTD ABN 56 084 591 131
AND CPU SHARE PLANS PTY LTD ABN 20 081 600 875
FINANCIAL SERVICES GUIDE
ISSUE DATE: 10/07/2008
This FSG replaces any previous FSG and any Supplementary FSG.

About this Financial Services Guide

This document is the combined Financial Services Guide (**FSG**) for Plan Managers and CPU Share Plans and contains detailed information specific to Insurance Australia Group Limited's Bonus Equity Share Plan (**BESP**), Non-Executive Director Share Plan (**NED**), Performance Share Rights Plan (**PSR**), Performance Award Rights Plan (**PAR**), Employee Share Reward Plan (**ESRP**), Deferred Employee Share Plan **(DESP)**, Exempt Employee Share Plan **(EESP)**, Deferred Award Rights Plan **(DAR)** and Executive Performance Rights Plan **(EPR)** some (or all) of which you are (or intend to become) a member (the **Plans**).

In this FSG, the term **Plan Managers** refers to Computershare Plan Managers Pty Ltd ABN 56 084 591 131 (AFSL Licence No. 309883); where shares are held by a custodian the term **CPU Share Plans** refers to CPU Share Plans Pty Ltd (AFSL Licence No. 309884). The terms **we**, **our** or **us** refer to Plan Managers and CPU Share Plans.

This FSG is an important document. It provides you with information about us to help you to decide whether you want to use the financial services offered by us.

This guide provides you with important information about:

- who we are;
- how you can contact us;
- the services we offer you;
- the remuneration, commissions and other benefits that we receive in respect of the financial services we provide;
- any relationships we have with other organisations affiliated with us or with product issuers that may influence us when providing services to you; and
- our dispute resolution procedures that cover complaints by customers and what to do if you have a complaint or wish to register a complaint with our external dispute resolution provider.

Who is responsible for the financial services provided?

If we provide you with any financial services, we will provide these to you as an Australian Financial Services Licence licencee.

Plan Managers and CPU Share Plans are members of the Computershare group of companies which is headed by Computershare Limited ABN 71 005 485 825, a company listed on the Australian Securities Exchange Limited.

The services of the Company which provides trustee (and related) services for the BESP, NED, PSR, PAR, DESP, DAR and EPR are not covered by this FSG. Details can be obtained by contacting Insurance Australia Group Limited (the **Issuer**).

There is no trustee company associated with the ESRP and the EESP.

How to contact us and give us instructions

You can contact us and give us instructions in person, by mail, phone, facsimile or by email.

Office address:	Level 3 60 Carrington Street Sydney NSW 2001
Postal address:	GPO Box 1501 Sydney NSW
Phone Number:	1800 452 196
Fax Number:	61 2 8235 8208
Email:	iagshareplans@computershare.com.au

You can also give us instructions online via the IAG website which you may access via the following URL: www.computershare.com/employee/au/iag using the password information provided to you by Plan Managers.

What financial services are we authorised to provide to you?

Plan Managers is authorised to provide general advice on:

- derivatives;
- interests in managed investments schemes (excluding Investor Directed Portfolio Services (**IDPS**)); and
- securities.

Plan Managers is authorised to deal in:

- derivatives;
- interests in managed investments schemes (excluding IDPS); and
- securities.

We are authorised to provide services to both retail and wholesale clients.

What services do we provide?

Plan Managers provide the following services:

- employee share and option plan administration;
- arranging for the purchase, transfer and sale of shares for the purpose of employee share plans;
- payment of distributions for employee share plans; and
- explanations to employees about what steps they need to take to participate in employee share and option plans and how such plans operate in general terms.

Insurance Arrangements

At the date of this FSG Plan Managers and CPU Share Plans are covered by Computershare Limited's professional indemnity insurance and a $50,000 guarantee provided by Computershare Limited to cover aggregated losses incurred by retail clients in the event fees are incorrectly disclosed or charged by Plan Managers. The professional indemnity insurance covers Computershare Limited subsidiaries which includes Plan Managers and CPU Share Plans. Together with the guarantee these insurance arrangements are considered to satisfy the requirements of section 912B of the Corporations Act 2001.

This professional indemnity insurance and guarantee covers work performed for Plan Managers and CPU Share Plans by representatives/employees after they ceased to work for us.

Associations with any product issuers

We are parties to one or more service agreements with the Issuer in relation to the Plans (**Management Agreement**). Plan Managers provide authorised services to a wide range of product issuers. However, we believe only those relationships or associations set out in this FSG would be reasonably capable of influencing us in providing financial services to you.

How are we remunerated for the services we provide you?

Plan Managers charges an annual share plan administration fee to your employer or their parent company for administering the Plan of which you are (or intend to become) a member. However, this is not payable by you.

Plan Managers may receive a percentage of the brokerage fee from the nominated broker on sale of shares if you elect to use the services of its nominated broker.

If you attend a wealth management presentation co-ordinated by Plan Managers or consider wealth management alternatives as part of a transaction associated with your participation in the Plans and you acquire a financial product through the wealth manager, Plan Managers may receive a fee from the wealth manager. The fee calculated will be based on various factors including the acquisition by you of personal advice and/or financial products from the wealth manager.

COMPUTERSHARE PLAN MANAGERS PTY LTD ABN 56 084 591 131
AND CPU SHARE PLANS PTY LTD ABN 20 081 600 875
FINANCIAL SERVICES GUIDE
ISSUE DATE: 10/07/2008
This FSG replaces any previous FSG and any Supplementary FSG.

Sale fee - ESRP, DESP, ESP, BESP and NED

You will be charged if you use our share sale facility to sell shares from the Plans. This fee will be recovered from your share sale proceeds at the time of the sale. The fee applicable, depending on the method of sale, will be made up of the following components (inclusive of GST):

Sale type	Sale Fee (per sale transaction)	Brokerage Fee (per sale transaction)
Sell (paper form)	$58.85	Sale proceeds $5,000 or less: $10.45* Sale proceeds in excess of $5,000: $10.45 plus 0.33% of the share sale proceeds in excess of $5,000*/**
Sell Online	$29.15	Sale proceeds $5,000 or less: $10.45 Sale proceeds in excess of $5,000: $10.45 plus 0.33% of the share sale proceeds in excess of $5,000**

*The brokerage charged by the broker may be **reduced** in certain circumstances depending on the number of sales on any given day coinciding with your sale or other factors. The above brokerage fee represents the maximum brokerage you will be charged to sell your shares.

** For example, if your share sale proceeds are $10,000 the brokerage fee will be approximately $26.95.

Exercise fee – PAR, PSR and DAR

A fee of $1 (inclusive of GST) is payable by you when you request us to exercise your rights under the PSR, PAR and DAR regardless of when you joined the PSR, PAR and DAR. This fee is collected by us on behalf of Insurance Australia Group Limited. This fee is payable when you submit an exercise request.

Sale fee – PSR, PAR, DAR and EPR

There is no sale or brokerage fee associated with the PSR, PAR or DAR

You will also be charged a bank fee that will vary depending on your nominated method of receipt of the sale proceeds for each transaction. While these fees may change without notice, it is anticipated that the fees will be approximately as follows:

Receipt of funds by:	Bank Fee
Direct credit	$0.15
Cheque	$0.50
Wire	$15.00
Telegraphic Transfer	$35.00
Foreign Cheque	$5.00

Administration fee - PAR, DAR, EPR

A fee of $66.00 (inclusive of GST) is payable by you if you ask us to transfer any of the shares which you hold through the PAR, DAR, EPR. This fee is payable when you submit a transfer request.

Transfer fee - DESP

A transfer fee of $66.00 (inclusive of GST) is payable by you if you ask us to transfer any of the shares which you hold through the DESP. This fee is payable when you submit a transfer request.

Transfer fee – ESRP, EESP, NED, BESP and PSR

There is no transfer fee associated with the ESRP, EESP, NED, BESP and PSR.

Research administration fee

You may be charged a research administration fee of $60 (inclusive of GST) when you request the replacement of previously issued statements or payment advices including the provision of account holding history. This fee will be charged per request (not per statement/payment advices requested).

Trailing commissions

Not applicable.

What to do if you have a complaint

If you are not completely satisfied with the service or advice you receive from us you have the right to complain about your dissatisfaction. We have a dispute resolution system in place to ensure that any complaint is dealt with fairly and efficiently.

If you have a complaint, you should take the following steps to resolve it.

1. Please contact us on 02 8234 5000 or send details of your complaint to us in writing at:

   Complaints Officer
   Computershare Plan Managers Pty Ltd
   GPO Box 1501
   Sydney NSW 2001

2. If, despite our best efforts, you are unable to resolve your complaint within 45 days, you are entitled to refer your complaint to our approved external dispute resolution scheme provider.

   Financial Ombudsman Service Ltd
   GPO Box 3
   Melbourne VIC 3001

   Phone Number: 1300 78 08 08
   Facsimile: 03 9613 6399
   Website: www.fos.org.au
   Email: info@fos.org.au

FSG does not constitute advice

The information presented in this FSG does not constitute investment or financial advice and no part of this FSG shall be construed as creating a fiduciary, financial or other advisory relationship between us and the recipient of, or any other person using the information in, this FSG. We will not be held liable for any decision made on the basis of the information contained in this FSG. We recommend that you seek independent professional financial advice which takes into account your objectives, financial situation and needs before proceeding with any investment.

Offer Websites

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IAG
Insurance Australia Group

Print Screen

Welcome to the IAG Executive and Senior Management Share Rights Offer 2008.

Congratulations. Your performance and strategic importance to the Group means you have been selected to participate in the IAG Executive and Senior Management Share Rights Offer(s).

You have been sent an invitation via email containing an Offer login password, which you will need to access Plan and Offer documents and complete an application.

The Offer opens on Monday 8 September 2008 and closes at 5pm AEST Wednesday **17** September 2008.

To receive your allocation, your application must be received by the dates and times specified, and you must remain employed on the allocation date.

This website contains all the information you need to know about the Offer and will take you through the online application.

Login Instructions

1. Enter the Offer password supplied in your invitation e-mail in the field below.
2. Enter your Payroll Number in the field below.
3. Click Submit.

The online response will take 5 minutes to complete.

Need Assistance?

About the Plan

If you have questions about the Plan, please contact:

Jacqui Connellan +61 2 9292 8248,

About the Online Application

If you need assistance with the online application please contact Computershare between 8:30am and 7:00pm AEST Monday to Friday on:

Australia: 1800 452 196

New Zealand 0800 703 456

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IAG
Insurance Australia Group

Print Screen

Welcome to the IAG Deferred Award Rights 2008/2009 Offer.

Introduction

You are invited to complete an application to participate in the IAG Deferred Award Rights (DARs) 2008/2009 Offer.

Before deciding whether to complete an application, we strongly encourage you to read the available information carefully and seek advice from a qualified adviser if you are unsure whether to participate.

Please follow the steps below to complete the online application.

Step 1: Plan and Offer documents
Download and carefully read the Explanatory Booklet and other documents. If you are based outside of Australia, please read the DARs "Explanatory Booklet International" and the DARs Tax Supplement relevant to your country of residence.

Seek advice from a qualified advisor if you are unsure whether to participate.

Step 2: Complete and Submit online application
Once you have read the available Offer information, complete the online application by clicking on the Application Form below.

Application

Step 1: Plan and Offer documents	Size	
DARs Plan - Explanatory Booklet Australia	190KB	
DARs Plan - Explanatory Booklet International	185KB	
DAR Plan - International tax Supplement - Singapore	60KB	
DAR Plan - International tax Supplement - Thailand	68KB	
DAR Plan - International tax Supplement - United Kingdom	66KB	
DAR Plan - International tax Supplement - China	58KB	
DAR Plan - International tax Supplement - India	35KB	
DAR Plan - International tax Supplement - New Zealand	45KB	

Step 1: Plan and Offer documents
Download and carefully read the Explanatory Booklet and other documents. If you are based outside of Australia, please read the DARs "Explanatory Booklet International" and the DARs Tax Supplement relevant to your country of residence.

Seek advice from a qualified advisor if you are unsure whether to participate.

Step 2: Complete and Submit online application
Once you have read the available Offer information, complete the online application by clicking on the Application Form below.

Application

Step 1: Plan and Offer documents	Size
DARs Plan - Explanatory Booklet Australia	190KB
DARs Plan - Explanatory Booklet International	185KB
DAR Plan - International tax Supplement - Singapore	60KB
DAR Plan - International tax Supplement - Thailand	68KB
DAR Plan - International tax Supplement - United Kingdom	66KB
DAR Plan - International tax Supplement - China	58KB
DAR Plan - International tax Supplement - India	35KB
DAR Plan - International tax Supplement - New Zealand	46KB

Step 2: Apply to receive your DARs Allocation

DARs Application Form

Further Information

- Toll Free - 1800 452 195 (8:30 am - 7:00 pm AEST, Monday - Friday)
- Toll Free (NZ) - 0800 703 456 (10:30 am - 9:00 pm NZ time, Monday - Friday)
- International - +61 3 9415 4160 (8:30 am - 7:00 pm AEST, Monday - Friday)
- email - IAGSharePlans@computershare.com.au
- Fax - +61 2 8235 8208
- Post - GPO Box 1501, Sydney, NSW 2001, Australia

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IAG Insurance Australia Group

Print Screen

Step 2: Apply to receive your DARs Allocation

» 1. Terms and Conditions» 2. Apply » 3. Application Review » 4. Application Confirmation

You must accept the following Terms and Conditions before proceeding to the application form.

By completing the online application, you agree to the following:

Deferred Award Rights

1. I agree to the following by returning this form, I agree to acquire the number of Deferred Award Rights (DARs) set out in this application on the Deferred Award Rights Terms (Plan Terms) and make the statements set out below.
2. I authorise the Trustee to complete and execute any documents necessary to effect the grant of DARs to me.
3. I acknowledge having received a copy of the Terms and the Plan Explanatory Booklet.
4. I agree to be bound by the Constitution of IAG, Terms, and IAG Share and Deferred Award Rights Trust Deed (Trust Deed), the terms set out in the Offer and these terms and conditions.
5. I declare that all details and statements made on this form are complete and accurate.
6. I understand that words and expressions defined in the Trust Deed and the Plan Terms have, unless the contrary intention appears, the same meaning in this form.
7. I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose my personal information to issue DARs and IAG shares to me in accordance with the Trust Deed and Plan Terms, and to fulfil IAG's obligations of disclosure of the details of the DAR Plan in accordance with relevant laws, and to generally to administer the DAR Plan and I consent to such collection, use and disclosure.
8. I acknowledge and agree that IAG and its agents can collect my personal information and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.
9. I agree that my existing IAG shareholding and/or existing IAG employee share plan holding address may be changed to reflect the details in this response in the matter set out in the Explanatory Booklet.
10. I acknowledge that I have had the opportunity to obtain independent financial and legal advice before completing this Application Form.
11. I authorise IAG, its officers and agents to correct any errors in or omissions from this Application Form.

☐ I agree to the Terms and C[illegible]ditions specified above.

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IAG
Insurance Australia Group

Print Screen

Step 2: Apply to receive your DARs Allocation

› 1 Terms and Conditions» 2. Apply» 3. Application Review » 4. Application Confirmation

Application Form

In order to apply for your DARs allocation, you will need to confirm or enter your details below.

Please Note: An application Form, dated 09 Sep 2008 14:12 PM, has already been received for the selected Offer. If you wish to overide this application, please re-submit the new details below.

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable.
If you provide an email address you will receive an email which will confirm your response.

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 196 (within Australia), 0800 703 456 (within New Zealand) or 61 3 9415 4150 (All Other Locations).

Title	First Name	Middle Name	Surname
Mr	Test		Cpmadmin

Mailing Address (Street Address or Post Office Box)

1 Tester Street

City/Suburb/Town	State	Post Code
Beverley Hills	CA	90210

UNITED STATES OF AMERICA

Employee Number	Home Phone	Work Phone
12345		

Email Address

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN. If you have previously supplied your TFN to Computershare from previous employee share

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 195 (within Australia), 0800 703 456 (within New Zealand) or 61 3 9415 4160 (All Other Locations).

Title	First Name	Middle Name	Surname
Mr	Test		Cpmadmin

Mailing Address (Street Address or Post Office Box)

1 Tester Street

City/Suburb/Town: Beverley Hills

State: CA

Post Code: 90210

UNITED STATES OF AMERICA

Employee Number	Home Phone	Work Phone
12345		

Email Address

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN. If you have previously supplied your TFN to Computershare from previous employee share plans please disregard

Please enter your TFN here:

Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth). The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will be deducted from unfranked dividends if you do not quote your TFN

Section B: Acceptance

I accept the Offer to receive:

700 Deferred Award Rights (DARs) under the IAG DARs Plan.

I declare that by lodging this Application Form, I appoint Insurance Australia Group Limited as my agent to receive any Financial Services Guide (FSG) (and any update of that document) that I am required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to me upon request and by posting it on their intranet.

Signature (Type in your Name)

Signature Date (dd/mm/yyyy)

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IAG
Insurance Australia Group

Print Screen

Step 2: Apply to receive your DARs Allocation

» 1. Terms and Conditions» 2. Apply» 3. Application Review» 4. Application Confirmation

Application Form Review

Please check your details below before proceeding. **To change any of the details displayed, simply select 'Previous' to return to the previous Application Form screen.**

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable. If you provide an email address you will receive an email which will confirm your response.

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 196 (within Australia), 0800 703 456 (within New Zealand) or 61 3 9415 4160 (All Other Locations).

Title	First Name	Middle Name	Surname
Mr	Test	-	Cpmadmin

Mailing Address (Street Address or Post Office Box)

1 Tester Street

-

City/Suburb/Town	State	Post Code
Beverley Hills	CA	90210

AUSTRALIA UNITED STATES OF AMERICA

Employee Number	Home Phone	Work Phone
12345	-	-

Email Address

-

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN. If you have previously supplied your TFN to Computershare from previous employee share plans please disregard

Please enter your TFN here: -

**Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cth)*

0800 703 456 (Within New Zealand) or 61 3 9415 4160 (All Other Locations).

Title	First Name	Middle Name	Surname
Mr	Test	-	Cpmadmin

Mailing Address (Street Address or Post Office Box)
1 Tester Street

-

City/Suburb Town	State	Post Code
Beverley Hills	CA	90210

AUSTRALIA UNITED STATES OF AMERICA

Employee Number	Home Phone	Work Phone
12345	-	-

Email Address
-

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN. If you have previously supplied your TFN to Computershare from previous employee share plans please disregard

Please enter your TFN here: -

**Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth).*
The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will be deducted from unfranked dividends if you do not quote your TFN.

Section B: Acceptance

I accept the Offer to receive:

700 Deferred Award Rights (DARs) under the IAG DARs Plan.

I declare that by lodging this Application Form, I appoint Insurance Australia Group Limited as my agent to receive any Financial Services Guide (FSG) (and any update of that document) that I am required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to me upon request and by posting it on their intranet.

Signature (Type in your Name)	Signature Date (dd/mm/yyyy)
JC	15/09/2008

☐ **I confirm the details displayed above are true and correct. I agree that my existing IAG shareholding and IAG plan holding address may be changed to reflect the details in this online application in the manner set out in the E[illegible] natory booklet.**

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IAG
Insurance Australia Group

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Step 2: Apply to receive your DARs Allocation

» 1 Terms and Conditions » 2. Appl. » 3. Application Review » 4. Application Confirmation

Your application has been successfully received by Computershare Plan Managers.

Your confirmation code is: IAGLTI-15-2-320

So what happens next?

- Should you change any of your existing details as part of your online application, your Computershare records will be updated
- DARs allocations are expected to be made 18 September 2008.
- You will receive a holding statement to confirm your DARs allocation in October.
- If you have any further questions, please do not hesitate to contact us.

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IAG
Insurance Australia Group

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Welcome to the IAG Executive and Senior Management Share Rights Offer 2008.

Congratulations. Your performance and strategic importance to the Group means you have been selected to participate in the IAG Executive and Senior Management Share Rights Offer(s).

You have been sent an invitation via email containing an Offer login password, which you will need to access Plan and Offer documents and complete an application

The Offer opens on Monday 8 September 2008 and closes at 5pm AEST Wednesday 17 September 2008.

To receive your allocation, your application must be received by the dates and times specified, and you must remain employed on the allocation date.

This website contains all the information you need to know about the Offer and will take you through the online application.

Login Instructions

1. Enter the Offer password supplied in your invitation e-mail in the field below.
2. Enter your Payroll Number in the field below.
3. Click Submit.

The online response will take 5 minutes to complete.

Need Assistance?

About the Plan

If you have questions about the Plan, please contact:

Jacqui Connellan +61 2 9292 8248,

About the Online Application

If you need assistance with the online application please contact Computershare between 8:30am and 7:00pm AEST Monday to Friday on:

Australia: 1800 452 196

New Zealand: 0800 703 456

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IAG
Insurance Australia Group

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Welcome to the IAG Executive Performance Rights and Deferred Award Rights 2008/2009 Offer.

Introduction

You are invited to complete an application to participate in the IAG Executive Performance Rights (EPRs) and the Deferred Award Rights (DARs) 2008/2009 Offer.

Before deciding whether to complete an application, we strongly encourage you to read the available information carefully and seek advice from a qualified adviser if you are unsure whether to participate.

Please follow the steps below to complete the online application.

Step 1: Plan and Offer documents
Download and carefully read the Explanatory Booklet. If you are based outside of Australia, please read the DARs/EPRs 'Explanatory Booklet International' and the DARs/EPRs Tax Supplements relevant to your country of residence.

Seek advice from a qualified advisor if you are unsure whether to participate.

Step 2: Complete and Submit online application
Once you have read the available Offer information, complete the online application by clicking on the Application Form below.

Application

Step 1: Plan and Offer documents	Size	
DARs Plan - Explanatory Booklet Australia	190KB	
DARs Plan - Explanatory Booklet International	185KB	
EPRs Plan - Explanatory Booklet Australia	210KB	
EPRs Plan - Explanatory Booklet International	200KB	
DAR Plan - International tax Supplement - Singapore	60KB	
DAR Plan - International tax Supplement - Thailand	63KB	
DAR Plan - International tax Supplement - United Kingdom	65KB	
DAR Plan - International tax Supplement - China	58KB	
DAR Plan - International tax Supplement - India	35KB	

Step 1: Plan and Offer documents	Size
DARs Plan - Explanatory Booklet Australia	190KB
DARs Plan - Explanatory Booklet International	185KB
EPRs Plan - Explanatory Booklet Australia	210KB
EPRs Plan - Explanatory Booklet International	200KB
DAR Plan - International tax Supplement - Singapore	50KB
DAR Plan - International tax Supplement - Thailand	68KB
DAR Plan - International tax Supplement - United Kingdom	65KB
DAR Plan - International tax Supplement - China	58KB
DAR Plan - International tax Supplement - India	35KB
DAR Plan - International tax Supplement - New Zealand	46KB
EPRs Plan - International tax supplement - Singapore	45KB
EPRs Plan - International tax supplement - United Kingdom	61KB
EPRs Plan - International tax supplement - Thailand	47KB
EPRs Plan - International tax supplement New Zealand	41KB
EPRs Plan - International tax supplement - China	47KB

Step 2: Apply to receive your DARs and EPRs Allocation

DARs and EPRs Application Form

Further Information

- Toll Free - 1800 452 196 (8:30 am - 7:00 pm AEDT, Monday - Friday)
- Toll Free - 1800 452 196 (8:30 am - 7:00 pm AEST, Monday - Friday)
- Toll Free (NZ) - 0800 703 456 (10:30 am - 9:00 pm NZ time, Monday - Friday)
- International - +61 3 9415 4160 (8:30 am - 7:00 pm AEST, Monday - Friday)
- email - IAGSharePlans@computershare.com.au
- Fax - +61 2 8235 8208
- Post - GPO Box 1501, Sydney, NSW 2001, Australia

Step 2: Apply to receive your DARs and EPRs Allocation

» 1. Terms and Conditions» 2. Apply » 3. Application Review » 4. Application Confirmation

You must accept the following Terms and Conditions before proceeding to the application form.

By completing the online application, you agree to the following:

Executive Performance Rights

1. I agree to the following by returning this form, I agree to acquire the number of Executive Performance Rights (EPRs) set out in this application on the Executive Performance Rights Terms (EPRs Plan Terms) and make the statements set out below.
2. I authorise the Trustee to complete and execute any documents necessary to effect the grant of EPRs to me.
3. I acknowledge having received a copy of the Plan Explanatory Booklet.
4. I agree to be bound by the Constitution of IAG, EPRs Plan Terms, IAG Share and Performance Award Rights Plan Trust Deed (Trust Deed), the terms set out in the Offer and these terms and conditions.
5. I declare that all details and statements made on this form are complete and accurate.
6. I understand that words and expressions defined in the Trust Deed and the EPRs Plan Terms have, unless the contrary intention appears, the same meaning in this form.
7. I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose my personal information to issue EPRs and IAG shares to me in accordance with the Trust Deed and EPRs Plan Terms, and to fulfil IAG's obligations of disclosure of the details of the EPRs Plan in accordance with relevant laws, and to generally to administer the EPRs Plan and I consent to such collection, use and disclosure
8. I acknowledge and agree that IAG and its agents can collect my personal information and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.
9. I agree that my existing IAG shareholding and/or existing IAG employee share plan holding address may be changed to reflect the details in this response in the matter set out in the Explanatory Booklet.
10. I acknowledge that I have had the opportunity to obtain independent financial and legal advice before completing this Application Form.
11. I authorise IAG, its officers and agents to correct any errors in or omissions from this Application Form.

Deferred Award Rights

1. I agree to the following by returning this form, I agree to acquire the number of Deferred Award Rights (DARs) set out in this application on the Deferred Award Rights Terms (DARs Plan Terms) and make the statements set out below.

5. I declare that all details and statements made on this form are complete and accurate.
6. I understand that words and expressions defined in the Trust Deed and the EPRs Plan Terms have, unless the contrary intention appears, the same meaning in this form.
7. I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose my personal information to issue EPRs and IAG shares to me in accordance with the Trust Deed and EPRs Plan Terms, and to fulfil IAG's obligations of disclosure of the details of the EPRs Plan in accordance with relevant laws, and to generally to administer the EPRs Plan and I consent to such collection, use and disclosure.
8. I acknowledge and agree that IAG and its agents can collect my personal information and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.
9. I agree that my existing IAG shareholding and/or existing IAG employee share plan holding address may be changed to reflect the details in this response in the matter set out in the Explanatory Booklet.
10. I acknowledge that I have had the opportunity to obtain independent financial and legal advice before completing this Application Form.
11. I authorise IAG, its officers and agents to correct any errors in or omissions from this Application Form.

Deferred Award Rights

1. I agree to the following by returning this form, I agree to acquire the number of Deferred Award Rights (DARs) set out in this application on the Deferred Award Rights Terms (DARs Plan Terms) and make the statements set out below.
2. I authorise the Trustee to complete and execute any documents necessary to effect the grant of DARs to me.
3. I acknowledge having received a copy of the DARs Plan Terms and the Plan Explanatory Booklet.
4. I agree to be bound by the Constitution of IAG, DARs Plan Terms, and IAG Share and Deferred Award Rights Trust Deed (Trust Deed), the terms set out in the Offer and these terms and conditions.
5. I declare that all details and statements made on this form are complete and accurate.
6. I understand that words and expressions defined in the Trust Deed and the DARs Plan Terms have, unless the contrary intention appears, the same meaning in this form.
7. I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose my personal information to issue DARs and IAG shares to me in accordance with the Trust Deed and DARs Plan Terms, and to fulfil IAG's obligations of disclosure of the details of the DARs Plan in accordance with relevant laws, and to generally to administer the DARs Plan and I consent to such collection, use and disclosure.
8. I acknowledge and agree that IAG and its agents can collect my personal information and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.
9. I agree that my existing IAG shareholding and/or existing IAG employee share plan holding address may be changed to reflect the details in this response in the matter set out in the Explanatory Booklet.
10. I acknowledge that I have had the opportunity to obtain independent financial and legal advice before completing this Application Form.
11. I authorise IAG, its officers and agents to correct any errors in or omissions from this Application Form.

☐ I agree to the Terms and Conditions specified above.

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IAG
Insurance Australia Group

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Step 2: Apply to receive your DARs and EPRs Allocation

› 1. Terms and Conditions» 2. Apply» 3. Application Review » 4. Application Confirmation

Application Form

In order to apply for your EPRs and DARs allocation, you will need to confirm or enter your details below.

Please Note: An application Form, dated 09 Sep 2008 13:51 PM, has already been received for the selected Offer. If you wish to overide this application, please re-submit the new details below.

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable.
If you provide an email address you will receive an email which will confirm your response.

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 195 (within Australia), 0800 703 456 (within New Zealand) or 61 3 9415 4160 (All Other Locations).

Title	First Name	Middle Name	Surname
Mr	Test		Cpmadmin

Mailing Address (Street Address or Post Office Box)

1 Test Street

City/Suburb/Town	State	Post Code
Beverley Hills	CA	90210

Domicile Code (Leave Blank for Australia)

UNITED STATES OF AMERICA

Employee Number	Home Phone	Work Phone
12345		

Email Address

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact

Title	First Name	Middle Name	Surname
Mr	Test		Cpmadmin

Mailing Address (Street Address or Post Office Box)

1 Test Street

City/Suburb/Town	State	Post Code
Beverley Hills	CA	90210

Domicile Code (Leave Blank for Australia)

UNITED STATES OF AMERICA

Employee Number	Home Phone	Work Phone
12345		

Email Address

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN. If you have previously supplied your TFN to Computershare from previous employee share plans please disregard

Please enter your TFN here:

**Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth) The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will be deducted from unfranked dividends if you do not quote your TFN.*

Section B: Acceptance

I accept the Offer to receive:

700 Executive Performance Rights (EPRs) under the IAG EPRs Plan.

700 Deferred Award Rights (DARs) under the IAG DARs Plan.

I declare that by lodging this Application Form, I appoint Insurance Australia Group Limited as my agent to receive any Financial Services Guide (FSG) (and any update of that document; that I am required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to me upon request and by posting it on their intranet.

Signature (Type in your Name)

Signature Date (dd/mm/yyyy)

» 1. Terms and Conditions» 2. Appl.» 3. Application Review» 4. Application Confirmation

Application Form Review

Please check your details below before proceeding. To change any of the details displayed, simply select 'Previous' to return to the previous Application Form screen.

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable. If you provide an email address you will receive an email which will confirm your response.

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 195 (within Australia), 0800 703 456 (within New Zealand; or 61 3 9415 4160 (All Other Locations).

Title	First Name	Middle Name	Surname
Mr	Test	-	Cpmadmin

Mailing Address (Street Address or Post Office Box)

1 Test Street

-

City/Suburb/Town	State	Post Code
Los Angeles	CA	90620

Domicile Code (Leave Blank for Australia)

UNITED STATES OF AMERICA UNITED STATES OF AMERICA

Employee Number	Home Phone	Work Phone
12345	-	-

Email Address

-

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN. If you have previously supplied your TFN to Computershare from previous employee share plans please disregard

Please enter your TFN here: -

**Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth)*

The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will be deducted from unfranked dividends if you do not quote your TFN.

Section B: Acceptance

I accept the Offer to receive:

700 Executive Performance Rights (EPRs) under the IAG EPRs Plan

Title	First Name	Middle Name	Surname
Mr	Test	-	Cpmadmin

Mailing Address (Street Address or Post Office Box)
1 Test Street

-

City/Suburb/Town	State	Post Code
Los Angeles	CA	90620

Domicile Code (Leave Blank for Australia)
UNITED STATES OF AMERICA UNITED STATES OF AMERICA

Employee Number	Home Phone	Work Phone
12345	-	-

Email Address
-

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN. If you have previously supplied your TFN to Computershare from previous employee share plans please disregard

Please enter your TFN here: -

**Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth).*
The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will be deducted from unfranked dividends if you do not quote your TFN

Section B: Acceptance

I accept the Offer to receive:

700 Executive Performance Rights (EPRs) under the IAG EPRs Plan.

700 Deferred Award Rights (DARs) under the IAG DARs Plan.

I declare that by lodging this Application Form, I appoint Insurance Australia Group Limited as my agent to receive any Financial Services Guide (FSG) (and any update of that document) that I am required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to me upon request and by posting it on their intranet.

Signature (Type in your Name)	Signature Date (dd/mm/yyyy)
JC	15/09/2008

☐ **I confirm the details displayed above are true and correct. I agree that my existing IAG shareholding and IAG plan holding address may be changed to reflect the details in this online application in the manner set out in the Ex natory booklet.**

red future

IAG
Insurance Australia Group

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Step 2: Apply to receive your DARs and EPRs Allocation

» 1. Terms and Conditions » 2. Apply » 3. Application Review » 4. Application Confirmation

Your application has been successfully received by Computershare Plan Managers.

Your confirmation code is: IAGLTI-14-2-60

So what happens next?

- Should you change any of your existing details as part of your online application, your Computershare records will be updated
- EPRs and DARs allocations are expected to be made 18 September 2008.
- You will receive a holding statement to confirm your allocations in October.
- If you have any further questions, please do not hesitate to contact us.

TRUST DEED, AS AMENDED TO 25 OCTOBER 2007

Date: [EXECUTED ON 12 FEBRUARY 2001]

Parties: **INSURANCE AUSTRALIA GROUP LIMITED ("IAGL") (ABN 60 090 739 923)** of 388 George Street, Sydney, NSW
and
IAG SHARE PLAN NOMINEE PTY LIMITED (ABN 52 095 125 152) of 388 George Street, Sydney, NSW

Recitals:

A. IAGL wishes to establish a trust to give Employees selected by the Board and Non-Executive Directors of IAGL the opportunity to have greater involvement with, and share in the future growth and profitability of, the Group.

B. The Trustee has agreed to act as the first trustee of the Trust and has agreed to hold shares in relation to the Plan on the terms and conditions set out in this deed.

Operative provisions:

1 Definitions and interpretation

1.1 The following words and phrases have these meanings in this deed unless the contrary intention appears:

Acceptance Date means the date the Trustee makes a resolution in accordance with clause 4.5, 5.5, 6.5 7.5, 7A.5 or 7B.5 as appropriate, in relation to an offer.

Account of a Participant means an account referred to in clause 10.

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of IAGL and any reduction of capital.

Allocation Share means a Share allocated under clause 5.

Allocation Share Plan means the terms of the Trust as they apply to Allocation Shares.

Application Form means a form to offer to acquire Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Deferred Award Rights, Performance Award

Rights or Executive Performance Rights, as appropriate, under the Plan in the form determined by the Board from time to time.

ASX means ASX Limited.

Auditor means any person registered as an auditor under the Corporations Act.

Benefit Share means a Share allocated under clause 7B.

Benefit Share Plan means the terms of the Trust as they apply to Benefit Shares.

Board means all or some of the Directors acting as a board of IAGL or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Equity Share means a Share allocated under clause 4.

Bonus Equity Share Plan means the terms of the Trust as they apply to Bonus Equity Shares.

Bonus Shares means the shares in respect of the Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of IAGL.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

Corporations Act means the Corporations Act 2001 (Cth).

Deferred Award Rights means the rights issued under clause 8A.

Deferred Award Rights Plan means the terms of the Trust as they apply to Deferred Award Rights.

Deferred Share means a Share allocated under clause 7A.

Deferred Share Plan means the terms of the Trust as they apply to Deferred Shares.

Director means a director of IAGL.

Employee means at the relevant time a permanent full time employee of a body corporate which is in the Group and a part time, fixed term or casual employee of the body corporate at that time (including a director of a body corporate in the Group who holds on a permanent full time or part time basis salaried employment in a body corporate which is in the Group).

Equity Share means a Share allocated under clause 6.

Equity Share Plan means the terms of the Trust as they apply to Equity Shares.

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAGL or any other body.

Event means, in relation to any grant or award made under a Plan before [*insert date of amendment*]:

(a) a takeover bid is made to the holders of issued ordinary fully paid shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person and any of the entities controlled by or on behalf of them together with any associates has become entitled to not less than 30% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL; and

Event means, in relation to any grant or award made under a Plan on or after 25 October 2007:

(a) a bona fide takeover bid is made to the holders of issued ordinary fully paid shares in IAGL;

(b) a statement is lodged with the ASX to the effect that a person and any of the entities controlled by or on behalf of them together with any associates has become entitled to not less than 30% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up;

(e) an order is made for the compulsory winding up of IAGL; or

(f) there is a sale of at least 51% of the business or assets by book value of the Group other than to a member of the Group.

Executive means an Employee whom the Board determines to be in an executive position.

Executive Performance Rights means the rights granted under clause 8B.

Executive Performance Rights Plan means the terms of the Trust as they apply to Executive Performance Rights.

Executive Performance Shares means Shares allocated by the Trustee and held by the Trustee for the benefit of a Holder upon exercise of Executive Performance Rights.

Group means IAGL and each body corporate that is a subsidiary of IAGL under Division 6 of Part 1.2 of the Corporations Act.

Listing Rules means the Listing Rules of ASX as published from time to time, as amended by either a ruling or waiver given by the ASX to IAGL.

NED Share means a Share allocated under clause 7.

NED Share Plan means the terms of the Trust as they apply to NED Shares.

Net Income means, in respect of a financial year of the Trust, an amount which the Trustee determines to be the "net income" (as defined in Section 95 of the *Income Tax Assessment Act 1936*) of the Trust for the Year of Income.

IAGL means Insurance Australia Group Limited (ABN 60 090 739 923).

IAGL shares or **shares** means fully paid ordinary shares in the capital of IAGL.

Non-Executive Director means a Director who is not an Executive.

Offer Closing Date means the date for receipt of Applications by Executives to participate in the Performance Award Rights Plan, Deferred Award Rights Plan or Executive Performance Rights Plan (as the case may be) as specified in the Application Form.

Participant means a Participating Employee (including an Executive) or Participating Director, or both of these, as appropriate.

Participating Director means a Non-Executive Director who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 7.

Participating Employee means an Employee (including an Executive) who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 4, 5, 6, 7A, 7B, 8, 8A and 8B.

Performance Award Rights means the rights issued under clause 8.

Performance Award Rights Plan means the terms of the Trust as they apply to Performance Award Rights.

Plan means one or all of the Bonus Equity Share Plan, Allocation Share Plan, Equity Share Plan, NED Share Plan, Deferred Share Plan or Benefit Share Plan, the Performance Award Rights Plan and the Executive Performance Rights Plan, as the context requires.

Restriction Period means, in respect of a Plan, the period specified by the Board at the time of the invitation referred to in clause 4.1 or 5.1, 6.1, 7.1, 7A.1 or 7B.1 as appropriate.

Retirement in relation to a Participating Employee means retirement by the Participating Employee from employment of any body corporate in the Group at age 55 or over.

Shares means:

(a) the ordinary fully paid shares in the capital of IAGL or any other financial instrument or security allocated to a Participant in accordance with clauses 4, 5, 6, 7, 7A, 7B, 8, 8A and 8B of this deed; and

(b) Bonus Shares which are deemed to be Shares by virtue of the terms of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Performance Award Rights, Deferred Award Rights or Executive Performance Rights.

Share Rights means any rights to acquire shares or securities issued or to be issued by IAGL.

Tax means all kinds of taxes, duties, imposts, deductions, charges and withholdings imposed by a government, together with interest and charges.

Transaction Costs means, in respect of a Share, the Trustee's estimate of the reasonable cost that the Trustee would incur if the Trustee had acquired the share on market on the date of allocation of the Share.

Total and Permanent Disablement in relation to a Participant means that the Participant has, in the opinion of the Board:

(a) after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Participant unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience;

(b) been continuously absent from all active work for a period of at least six months and has been required to participate in a rehabilitation program; or

(c) been classified as having total and permanent invalidity or disability in accordance with the superannuation provision relevant to any Participant.

Trust means the trust established by this deed.

Trustee means initially IAG Share Plan Nominee Pty Limited and thereafter means the trustee from time to time of the Trust.

Year of Income means a period of 12 months ending on 30 June in any year and includes the period commencing on the date of this deed and terminating on the next 30 June and the period ending on the date of termination of the Trust and commencing on the preceding 1 July.

1.2 In this deed, unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) a reference to a recital, this deed or a clause means the recital, this deed or the clause as amended from time to time in accordance with this deed;

(c) a reference to a rule, statute, or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(d) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

1.3 Headings are inserted for convenience and do not affect the interpretation of this deed.

2 Establishment of Trust

2.1 IAG Share Plan Nominee Pty Limited is hereby appointed by IAGL and agrees to act as Trustee of the Trust on the terms of this deed.

2.2 The Trust comes into operation on the date of the first contribution of capital to the Trust by IAGL.

2.3 The Trust shall be known as The IAG Share and Rights Plans Trust.

3 Trustee

Nature, appointment and removal

3.1 The Trustee ceases to be the Trustee when:

(a) either:

(i) the Trustee gives notice in writing to IAGL that it wishes to retire as Trustee; or

(ii) IAGL serves notice in writing on the Trustee that it is removed as Trustee of the Trust; and

(b) a new Trustee is appointed.

3.2 On the retirement or removal of the Trustee, IAGL may appoint such new Trustee as it thinks fit.

Transfer of assets

3.3 On a change of Trustee, the retiring Trustee must execute all transfers, deeds or other documents necessary to transfer assets into the name of the new Trustee.

Powers of Trustee

3.4 Subject to this deed, the Trustee has all the powers in respect of the Trust that it is legally possible for a Trustee to have as a body corporate and, for the avoidance of doubt, these powers are in addition to all the powers invested in trustees by the *Trustee Act 1925 (NSW)* and (to the maximum extent permitted by law) are not subject to any restrictions on the powers of trustees that may be imposed under the *Trustee Act 1925 (NSW)*. For example the Trustee has the following powers:

(a) to enter into and execute all contracts, deeds and documents and do all acts or things which it deems expedient for the purpose of giving effect to and carrying out the trusts, powers and discretions conferred on the Trustee by this deed;

(b) to subscribe for, purchase or otherwise acquire and to sell or otherwise dispose of property, rights or privileges which the Trustee is authorised to acquire or dispose of on terms and conditions which it thinks fit;

(c) to appoint and, at its discretion, remove or suspend custodians, trustees, managers, servants and other agents, determine the powers and duties to be delegated to them, pay such remuneration to them as it thinks fit and any person so employed or engaged is deemed for the purpose of the deed to be employed or engaged by the Trustee;

(d) to institute, conduct, defend, compound or abandon any legal proceeding concerning the Trust and also to settle or compromise and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Trustee in respect of the Trust;

(e) to refer any claim or demand by or against the Trustee in respect of the Trust to arbitration and observe and perform awards;

(f) to make and give receipts, releases and other discharges for money payable to the Trust;

(g) to open bank accounts and to retain on current or deposit account at any bank any money which it considers proper and to make regulations for the operation of those bank accounts including the signing and endorsing of cheques;

(h) to sell any Share Rights and apply the proceeds of sale in accordance with this deed;

(i) to take and act upon the advice or opinion of any legal practitioner (whether in relation to the interpretation of this deed, any other document or statute or as to the administration

of the trusts hereof) or any other professional person and whether obtained by the Trustee or not, without being liable in respect of any act done by it in accordance with such advice or opinion;

(j) to determine who is entitled to sign on the Trustee's behalf receipts, acceptances, endorsements, releases, contracts and documents; and

(k) generally to do all acts and things which the Trustee considers necessary or expedient for the administration, maintenance and preservation of the Trust and in performance of its obligations under this deed.

Instructions by Participants

3.5 For the purposes of this deed, the Trustee is entitled to regard as valid an instruction, consent or other authorisation given or purported to be given by a Participant, whether in writing and signed by or purporting to be signed by the Participant or in any other form approved by the Board.

Remuneration of Trustee

3.6 The Trustee is not entitled to receive from the Trust any fees, commission or other remuneration in respect of its office, but IAGL may pay to the Trustee from IAGL's own resources such fees and reimburse such expenses incurred by the Trustee as IAGL and the Trustee agree from time to time. The Trustee is entitled to retain for its own benefit any such fee or reimbursement.

3.7 Further, the Trustee must not levy any fees or charges for operating and administering the Trust. However, reimbursement may be sought from Participants for any reasonable third party transfer or withdrawal costs or charges, as specified by the Board from time to time, in relation to the exercise of Deferred Award Rights, Performance Award Rights or Executive Performance Rights or the withdrawal of Executive Performance Shares.

No security

3.8 Neither the Trustee nor IAGL may use as security the Shares held by the Trustee on behalf of a Participant.

Conflict of interest

3.9 A person who is a director of the Trustee may, except where prohibited by the Corporations Act, act in that capacity notwithstanding a conflict of interest or duty.

3A Maximum number of shares issued under a Plan Trustee

Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares, Deferred Shares, Benefit Shares and Shares over which Performance Award Rights, Deferred Award Rights or Executive Performance Rights are granted must not be issued by IAGL, if immediately following the proposed issue:

(a) the number of Shares proposed to be issued; plus

(b) the number of Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares, Deferred Shares, Benefit Shares and Shares over which Performance Award Rights, Deferred Award Rights or Executive Performance Rights issued by IAGL for a Plan in the period of 5 years preceding the time of the proposed issue; plus

(c) the number of shares issued by IAGL for every other employee incentive scheme of IAGL in the period of 5 years preceding the time of the proposed issue; plus

(d) the number of shares that would be issued if all options issued for every other employee incentive schemes of IAGL in the period of 5 years preceding the time of the proposed issue by IAGL of Shares for this Plan were exercised (excluding those Share Rights issued under employee incentive schemes of IAGL which have lapsed),

would exceed 5% of the number of Shares of IAGL immediately following the proposed issue.

4 Grant of Bonus Equity Shares

Participation

4.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Bonus Equity Shares. In determining the number of Bonus Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Bonus Equity Shares.

Terms of Bonus Equity Shares

4.2 Bonus Equity Shares allocated under this Plan must be on the terms set out in ***schedule 1*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

4.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Bonus Equity Shares.

Offer

4.4 Following an invitation under clause 4.1, an offer by the Employee to the Trustee for Bonus Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

4.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Bonus Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

4.6 By making the offer for Bonus Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

5 Grant of Allocation Shares

Participation

5.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Allocation Shares. In determining the number of Allocation Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Allocation Shares.

Terms of Allocation Shares

5.2 Allocation Shares allocated under this Plan must be on the terms set out in ***schedule 2*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

5.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Allocation Shares.

Offer

5.4 Following an invitation under clause 5.1, an offer by the Employee to the Trustee for Allocation Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

5.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Allocation Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

5.6 By making the offer for Allocation Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

6 Grant of Equity Shares

Participation

6.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Equity Shares. In determining the number of Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Equity Shares.

Terms of Equity Shares

6.2 Equity Shares allocated under this Plan must be on the terms set out in ***schedule 3*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

6.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Equity Shares.

Offer

6.4 Following an invitation under clause 6.1, an offer by the Employee to the Trustee for Equity Shares must be made on an Application Form,

or in any other form approved by the Board, on or prior to the Acceptance Date.

6.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

6.6 By making the offer for Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

7 Grant of NED Shares

Participation

7.1 The Board may invite a Non-Executive Director to participate in the Plan and invite the Non-Executive Director to make an offer to the Trustee for NED Shares. In determining the number of NED Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the NED Shares.

Terms of NED Shares

7.2 NED Shares allocated under this Plan must be on the terms set out in ***schedule 4*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Non-Executive Director

7.3 A Non-Executive Director is not liable to make any payment upon the acceptance of an offer for NED Shares under the Plan.

Offer

7.4 Following an invitation under clause 7.1, an offer by the Non-Executive Director to the Trustee for NED Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7.5 The offer made by the Participating Director is accepted by the Trustee resolving to grant the NED Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Director.

7.6 By making the offer for NED Shares the Participating Director agrees to be bound by this deed and the constitution of IAGL.

7A Grant of Deferred Shares

Participation

7A.1 The Board may invite an employee to participate in the Plan and invite the employee to make an offer to the Trustee for Deferred Shares. In determining the number of Deferred Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Deferred Shares.

Terms of Deferred Shares

7A.2 Deferred Shares allocated under this Plan must be on the terms set out in ***schedule 6*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to the Participating Employee

7A.3 A Participating Employee is not liable to make any payment upon the acceptance of an offer for Deferred Shares under the plan.

Offer

7A.4 Following an invitation under clause 7A.1, an offer by the Participating Employee to the Trustee for Deferred Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7A.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant the Deferred Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

7A.6 By making the offer for Deferred Shares the Participating Employee agrees to be bound by this deed and the constitution of IAGL.

Dealing with deferred shares

7A.7 The Board may determine that the terms of issue of the Deferred Shares provide for the circumstances when a Participating Employee may assign, transfer, sell, encumber or otherwise deal with a Deferred Share.

7B Grant of Benefit Shares

Participation

7B.1 The Board may invite an employee to participate in the Plan and invite the employee to make an offer to the Trustee for Benefit Shares. In determining the number of Benefit Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Benefit Shares.

Terms of Benefit Shares

7B.2 Benefit Shares allocated under this Plan must be on the terms set out in ***schedule 7*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to the Participating Employee

7B.3 A Participating Employee is not liable to make any payment upon the acceptance of an offer for Benefit Shares under the plan.

Offer

7B.4 Following an invitation under clause 7B.1, an offer by the Participating Employee to the Trustee for Benefit Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7B.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant the Benefit Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

7B.6 By making the offer for Benefit Shares the Participating Employee agrees to be bound by this deed and the constitution of IAGL.

Dealing with Benefit shares

7B.7 The Board may determine that the terms of issue of the Benefit Shares provide for the circumstances when a Participating Employee may assign, transfer, sell, encumber or otherwise deal with a Benefit Share.

8 Grant of Performance Award Rights

Invitation to participate

8.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Performance Award Rights.

8.2 In determining whether to make an invitation to an Executive under clause 8.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8.3 The Performance Award Rights granted under this Plan must be on the terms set out in ***schedule 5*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8.4 The offer by the Executive to the Trustee for Performance Award Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Performance Award Rights being offered;

(c) the closing date for the offer of the Performance Award Rights; and

(d) the terms of grant determined by the Board under clause 8.3.

8.5 To make an offer to the Trustee following an invitation to an Executive under clause 8.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Performance Award Rights which is not greater

than the number of Performance Award Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8.6 The offer made by an Executive for Performance Award Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8.7 By making the offer for a Performance Award Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8.8 A legal personal representative of the Performance Award Right Holder may be recognised by the Trustee as a holder of an Performance Award Right Holder's Performance Award Rights in circumstances where either the Performance Award Right Holder has died or the Performance Award Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

8A Grant of Deferred Award Rights

Invitation to participate

8A.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Deferred Award Rights.

8A.2 In determining whether to make an invitation to an Executive under clause 8A.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8A.3 The Deferred Award Rights granted under this Plan must be on the terms set out in ***schedule 8*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8A.4 The offer by the Executive to the Trustee for Deferred Award Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Deferred Award Rights being offered;

(c) the closing date for the offer of the Deferred Award Rights; and

(d) the terms of grant determined by the Board under clause 8A.3.

8A.5 To make an offer to the Trustee following an invitation to an Executive under clause 8A.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Deferred Award Rights which is not greater than the number of Deferred Award Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8A.6 The offer made by an Executive for Deferred Award Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8A.7 By making the offer for a Deferred Award Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8A.8 A legal personal representative of the Deferred Award Right Holder may be recognised by the Trustee as a holder of a Deferred Award Right Holder's Deferred Award Rights in circumstances where either the Deferred Award Right Holder has died or the Deferred Award Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

8B Grant of Executive Performance Rights

Invitation to participate

8B.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Executive Performance Rights.

8B.2 In determining whether to make an invitation to an Executive under clause 8B.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8B.3 The Executive Performance Rights granted under this Plan (and Executive Performance Shares allocated on vesting of the Executive Performance Rights) must be on the terms set out in ***schedule 9*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8B.4 The offer by the Executive to the Trustee for Executive Performance Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Executive Performance Rights being offered;

(c) the closing date for the offer of the Executive Performance Rights; and

(d) the terms of grant determined by the Board under clause 8B.3.

8B.5 To make an offer to the Trustee following an invitation to an Executive under clause 8B.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Executive Performance Rights which is not greater than the number of Executive Performance Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8B.6 The offer made by an Executive for Executive Performance Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8B.7 By making the offer for an Executive Performance Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8B.8 A legal personal representative of the Executive Performance Right Holder may be recognised by the Trustee as a holder of an Executive Performance Right Holder's Executive Performance Rights in

circumstances where either the Executive Performance Right Holder has died or the Executive Performance Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

9 Acquisition and allocation of Shares by Trustee

Trustee to acquire or allocate shares for Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Deferred Award Rights, Performance Award Rights and Executive Performance Rights

9.1 Subject to the Trustee:

(a) receiving sufficient payment (whether being the proceeds of a loan provided to the Trustee by IAGL or payment from IAGL);

(b) having sufficient funds or shares in the Trust; or

(c) receiving or having sufficient funds or shares from a combination of (a) and (b) above,

the Trustee must allocate Shares to the Account established for the Participant in order to grant:

(d) Bonus Equity Shares under clause 4;

(e) Allocation Shares under clause 5;

(f) Equity Shares under clause 6;

(g) NED Shares under clause 7;

(h) Deferred Shares under clause 7A; or

(i) Benefit Shares under clause 7B.

9.2 The Trustee may acquire Shares for the purpose of granting Bonus Equity Shares, Allocation Shares, Equity Shares, Deferred Shares, Benefit Shares, NED Shares, and Executive Performance Shares and for the purpose of transferring Shares to Participants upon exercise of Deferred Award Rights and Performance Award Rights, from time to time. Shares acquired in accordance with this clause are to be registered in the name of the Trustee on acquisition.

Legal and beneficial interest of Participants in Shares

9.3 Shares allocated in accordance with clause 9.1 in order to grant Bonus Equity Shares, Allocation Shares, Equity Shares, Deferred Shares, Benefit Shares, NED Shares and Executive Performance Shares, and in order to permit a transfer of Shares to Participants upon exercise of Deferred Award Rights and Performance Award Rights must be held on the terms of this deed by the Trustee on behalf of the relevant Participant who is the beneficial owner of the Shares subject to the terms of the Plan under which the shares were allocated. All interests

and benefits to be held by the Trustee on behalf of a Participant under this deed are strictly personal to that Participant.

9.4 For avoidance of any doubt, a Participant has no legal or beneficial interest in a Share by virtue of acquiring or holding a Performance Award Right, Deferred Award Right or Executive Performance Right. The Participant's rights under the Performance Award Right, Deferred Award Right or Executive Performance Right are purely contractual and personal.

Rights of IAGL in Shares

9.5 Nothing in this deed confers or is intended to confer on IAGL, any charge, lien or any other proprietary right or proprietary interest in the Shares acquired by the Trustee under this clause 9 in relation to any Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Executive Performance Shares, Deferred Award Rights, Performance Award Rights or Executive Performance Rights. The rights of IAGL under this deed are purely contractual.

10 Accounts

10.1 The Trustee must open and maintain an account in respect of each Participant.

10.2 Each account must record:

(a) the number of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Executive Performance Shares, Performance Award Rights, Deferred Award Rights and Executive Performance Rights which each relevant Participant has been granted or to which they are entitled, as appropriate;

(b) the date of acquisition of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Executive Performance Shares, Performance Award Rights, Deferred Award Rights or Executive Performance Rights which each relevant Participant has been granted or to which they are entitled as appropriate; and

(c) the number of Bonus Shares (if any) to which each Participant is entitled.

11 Payments

11.1 Subject to the terms of this deed, the Trustee may make any payment in relation to Shares to a Participant in the manner directed by the Participant, or otherwise as the Trustee determines is appropriate, including, but not limited to, dividends and returns of capital.

11.2 Subject to the terms of this deed, the Trustee may deduct from any amount to be paid to a Participant an amount on account of Tax payable or anticipated to become payable by the Trustee, including by

the Trustee on behalf of the Participant directly or indirectly in relation to a Share held on behalf of the Participant.

12 Notices

12.1 Any notice to be given by the Trustee shall be deemed to have been duly given if:

(a) sent by electronic mail; or

(b) sent by ordinary prepaid mail,

and shall be deemed to have been served:

(c) if sent by electronic mail or delivered, at the time of delivery or sending;

(d) if posted, three days after the date of posting, excluding Saturdays, Sundays and public holidays but, if the address of any Participant is outside Australia, then 7 days shall be substituted for three days for any notice given to or by that Participant.

12.2 Delivery, transmission and postage shall be to the address of any Participant as indicated on the application form or such other address as the Trustee or any Participant may notify to the other.

13 Audit

13.1 The Trustee shall keep or cause to be kept true accounts of all sums of money received and expended by or on behalf of the Trust and the matters in respect of which such receipt and expenditure takes place and of all sales and purchases of shares and of the assets and liabilities of the Trust.

13.2 The books of account of the Trust shall be maintained at the registered office of IAGL and shall be available for inspection by Participants during normal business hours free of charge upon prior written request.

13.3 The Trustee shall appoint an Auditor of the Trust.

13.4 The Trustee shall cause the books of account to be audited annually by the Auditor of the Trust.

13.5 The Trustee must ensure that the Auditor of the Trust has access to all papers, accounts and documents concerned with or relating to the Trust.

14 Income and capital distributions

Bonus Equity Shares

14.1 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Bonus Equity Shares or property related to or arising from Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

Allocation Shares

14.2. A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Allocation Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Allocation Shares or property related to or arising from Allocation Shares held by the Trustee on behalf of the Participating Employee.

Equity Shares

14.3 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Equity Shares or property related to or arising from Equity Shares held by the Trustee on behalf of the Participating Employee.

NED Shares

14.4 A Participating Director is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the NED Shares held by the Trustee on behalf of the Participating Director;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Director; and

(c) transactions or events related to NED Shares or property related to or arising from NED Shares held by the Trustee on behalf of the Participating Director.

Deferred Shares

14.4A A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Deferred Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee;

(c) transactions or events related to Deferred Shares or property related to or arising from Deferred Shares held by the Trustee on behalf of the Participating Employee.

Benefit Shares

14.4B A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Benefit Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee;

(c) transactions or events related to Benefit Shares or property related to or arising from Benefit Shares held by the Trustee on behalf of the Participating Employee.

Executive Performance Shares

14.4C A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Executive Performance Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sale arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee;

(c) transactions or events related to Executive Performance Shares or property related to or arising from Executive Performance Shares held by the Trustee on behalf of the Participating Employee.

Balance of Net Income

14.5 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clauses 14.1, 14.2, 14.3, 14.4, 14.4A or 14.4B may, subject to compliance with any restrictions applicable by statute, common law or equity or the Listing Rules, be applied, in whole or in part, for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an Employee (other than a director of a body corporate in the Group);

(b) a Participant (other than a director of a body corporate in the Group);

(c) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(d) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(e) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(f) any charity nominated by the Trustee.

14.6 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clause 14.1, 14.2, 14.314.4, 14.4A or 14.4B and not applied in accordance with clause 14.5 may be accumulated by the Trustee as an Accretion to the Trust.

14.7 The Trustee may, prior to the termination of the Trust as set out in clause 19.1, if it thinks fit, apply that part of the capital of the Trust to which no Participant would be entitled as set out in clause 19 if the Trust was terminated at that time, in one or more of the following:

(a) in payment of any costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee; or

(b) for the benefit of any of the following beneficiaries as the Trustee thinks fit:

(i) an Employee;

(ii) a Participant; or

(iii) a provident, benefit, superannuation or retirement fund established and maintained by IAGL.

15 Amendment

15.1 Subject to clauses 15.2 and 15.3, IAGL may at any time by written instrument or by resolution of the Board, amend all or any of the provisions of this deed (including this clause 15).

15.2 No amendment of the provisions of this deed is to reduce the rights of any Participant in respect of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Executive Performance Shares, Performance Award Rights Deferred Award Rights or Executive Performance Rights credited to the Account of the Participant prior to the date of the amendment, other than an amendment introduced primarily:

(a) to enable the Trustee or IAGL to take into account any changes to the system of taxation in Australia, including any proposed changes to the system of taxation in Australia, as a result of the Government's adoption of any recommendations made in the

Report of the Review of Business Taxation submitted to the Government by the Ralph Committee;

(b) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legal requirements governing or regulating the maintenance or operation of the Plan or like plans;

(c) to correct any manifest error or mistake;

(d) to enable contributions or other amounts paid by any body corporate in the Group to the Trust to qualify as income tax deductions for that body corporate or any other body corporate in the Group; or

(e) to enable the Trustee or any body corporate in the Group to comply with the Corporations Act or the Listing Rules.

15.3 No amendment may be made except in accordance with and in the manner (if any) stipulated by the Listing Rules.

15.4 Subject to the above provisions of this clause 15, any amendment made pursuant to clause 15.1 may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

16 Obligations and indemnity of the Trustee

16.1 Without derogating from the right of indemnity given by law to trustees, IAGL hereby covenants with the Trustee that it will indemnify and keep indemnified the Trustee in respect of all liabilities, costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee and from and against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted other than a claim arising out of the Trustee's negligence, dishonesty or the Trustee wilfully or knowingly being a party to a breach of trust.

16.2 The Trustee shall not be under any liability whatsoever except for its negligence, dishonesty, fraud or wilful default or except for the negligence, default or wilful breach of trust committed by any of its employees or agents acting as such.

16.3 Subject to clause 16.4, nothing in clause 16.1 enables the Trustee to recover any liabilities, costs and expenses from any Participant.

16.4 The Trustee is entitled to be indemnified by a Participant in respect of any Tax payable by the Trustee in respect of Shares held by the Trustee on behalf of the Participant.

16.5 Except as expressly provided in this deed, the Trustee will have no right of indemnity from a Participant personally.

17 Administration of the Plan

17.1 The Plan will be administered by the Trustee and the Board in accordance with this deed. The Board may make further rules for the operation of the Plan which are consistent with this deed.

17.2 Any power or discretion which is conferred on the Board by this deed must be exercised by the Board in the interests or for the benefit of IAGL, and the Board is not, in exercising any such power or discretion, under any fiduciary or other obligation to any other person.

17.3 Any power or discretion which is conferred on the Board by this deed may be delegated by the Board to a committee consisting of such Directors and/or other officers and/or employees of IAGL or a related body corporate of IAGL or to a third party and for such periods and on such conditions as the Trustee, IAGL or the Board, as the case may be, thinks fit.

17.4 The decision of the Board as to the interpretation, effect or application of this deed will be final and conclusive.

17.5 The Trustee and IAGL may each, from time to time, require a Participant to complete and return such other documents as may be required by law to be completed by the Participant or such other documents which the Trustee or IAGL considers should, for legal or taxation reasons, be completed by the Participant.

17.6 The Board may from time to time suspend the operation of the Plan and may at any time cancel the Plan. The suspension or cancellation of the Plan will not prejudice the existing rights of Participants.

18 Rights of Participants

18.1 Except as expressly provided in this deed, nothing in this deed:

(a) confers on any Employee the right to receive any Shares;

(b) confers on any Participant the right to continue as an employee of any body corporate in the Group;

(c) affects any rights which any body corporate in the Group may have to terminate the employment of any Employee;

(d) may be used to increase damages in any action brought against any body corporate in the Group in respect of any such termination; or

(e) confers on an Executive or Employee any expectation to become a Participant.

19 Termination of Trust

19.1 The Trust will terminate and be wound up as provided below upon the first to occur of the following events:

(a) an order being made or an effective resolution being passed for the winding up of IAGL (other than for the purpose of amalgamation or reconstruction);

(b) the Board determining that the Trust is to be wound up; and

(c) the day before the 80th anniversary of the date of this deed.

19.2 If the Trust is terminated, the Trustee must transfer to each Participant the Bonus Equity Shares, Allocation Shares, Equity-Shares, Deferred Shares, Benefit Shares, NED Shares and Executive Performance Shares standing to the credit of the Account of the Participant.

19.3 The balance of the capital or income of the Trust to which no Participant is entitled in accordance with clause 14 may be applied in whole or in part for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(b) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(c) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(d) any charity nominated by the Trustee.

20 Sale and Indemnity

20.1 The Board may, at the time of offer of a Bonus Equity Share, Allocation Share, Bonus Equity Share, Deferred Share, Benefit Share or NED Share to a Participant, provide that the Participant is required to reimburse IAGL in the event that IAGL or any member of the Group is obliged to account for tax in connection with, or as a result of the grant or transfer of Bonus Equity Shares, Allocation Shares, Bonus Equity Shares, Deferred Shares, Benefit Shares or NED Shares to the Participant. The Board may determine the manner in which reimbursement is to occur, including without limitation by sale of the Shares held on behalf of the Participant.

21 Governing law, jurisdiction and process

21.1 This deed will be governed by the laws of New South Wales and will be construed and take effect in accordance with those laws.

EXECUTED as a deed

26

Execution page

THE COMMON SEAL of **INSURANCE AUSTRALIA GROUP LIMITED** is affixed in accordance with its constitution in the presence of:	))))	
.... Signature of authorised person		.... Signature of authorised person
.... Office held		.... Office held
.... Name of authorised person (block letters)		.... Name of authorised person (block letters)
THE COMMON SEAL of **IAG Share Plan Nominee Pty Limited** is affixed in accordance with its constitution in the presence of:	))))	
.... Signature of authorised person		.... Signature of authorised person
.... Office held		.... Office held
.... Name of authorised person (block letters)		.... Name of authorised person (block letters)

Schedule 1 - Bonus Equity Shares Terms

1. Registration of and beneficial interest in Bonus Equity Shares

1.1 Bonus Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Bonus Equity Shares from the time of allocation.

1.2 By making an offer for Bonus Equity Shares in accordance with clause 4 of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Bonus Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a Bonus Equity Share means the period commencing at the date of allocation of the Bonus Equity Share in accordance with clause 4.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Bonus Equity Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Shares are deemed to be Bonus Equity Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Bonus Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Bonus Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share or any legal or beneficial interest in a Bonus Equity Share:

(a) unless and until the Bonus Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Bonus Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Bonus Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Bonus Equity Shares;

(b) may sell the Bonus Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Bonus Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Bonus Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Bonus Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Bonus Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

14.1 A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

Schedule 2 - Allocation Shares Terms

1. Registration of and beneficial interest in Allocation Shares

1.1 Allocation Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Allocation Shares from the time of allocation.

1.2 By making an offer for Allocation Shares in accordance with clause 5 of this deed, a Participating Employee agrees to be bound by the trust deed for the Allocation Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for an Allocation Share means the period commencing at the date of allocation of the Allocation Share in accordance with clause 5.5 and ending on the earliest of:

(a) the end of the day before the fifth anniversary of the allocation of the Share;

(b) the day the Participating Employee is no longer employed by <u>any</u> of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Allocation Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Allocation Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Allocation Shares are deemed to be Allocation Shares for the purposes of this deed.

4.4 The Allocation Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Allocation Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i)written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after

deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of

the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Allocation Shares held by the Trustee n behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Allocation Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Allocation Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Allocation Share or any legal or beneficial interest in an Allocation Share:

(a) unless and until the Allocation Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Allocation Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Allocation Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Allocation Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Allocation Shares;

(b) may sell the Allocation Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Allocation Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Allocation Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Allocation Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Allocation Shares allocated to a Participating Employee will be forfeited if the Employee is no longer employed by any of the following before the second anniversary of the allocation:

(i) a member of the Group; or

(ii) unless the Board determines otherwise, the employer of the Participating Employee at the date of allocation of the Allocation Shares;

except for cessation caused by:

a) redundancy;

b) Retirement;

c) death; or

d) Total and Permanent Disablement.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may, in its absolute discretion, determine that the Shares be released.

Schedule 3 - Equity Shares Terms

1. Registration of and beneficial interest in Equity Shares

1.1 Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Equity Shares from the time of allocation.

1.2 By making an offer for Equity Shares in accordance with clause 6 of this deed, a Participating Employee agrees to be bound by the trust deed for the Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a an Equity Share means the period commencing at the date of allocation of the Equity Share in accordance with clause 6.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Equity Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Equity Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf

of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Equity Shares are deemed to be Equity Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i)written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Right sold equal to the aggregate price for each Share Right sold in a block of Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time

period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share or any legal or beneficial interest in an Equity Share:

(a) unless and until the Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Equity Shares;

(b) may sell the Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

Schedule 4 - NED Shares Terms

1. Registration of NED Shares and beneficial interest in NED Shares

1.1 NED Shares allocated to the Participating Director under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Director will be the beneficial owner of the NED Shares from the time of allocation.

1.2 By making an offer for NED Shares in accordance with clause 7 of this deed, a Participating Director agrees to be bound by the terms of the trust deed for the IAGL NED Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** means, in respect of a NED Share, the period commencing at the date of allocation of the NED Share in accordance with clause 7.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Trustee at the time of the invitation (not being less than 12 months);

(b) the day the Participating Employee ceases to be a Director of IAGL; or

(c) the day determined by the Trustee as the result of the Trustee determining that an Event has occurred.

3. Right to dividends

3.1 A Participating Director is entitled to receive all Cash Dividends paid on their NED Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Director is entitled to any Bonus Shares which accrue to the NED Shares held by the Trustee on behalf of that Participating Director.

4.2 The Bonus Shares must be registered in the name of the Trustee and held on trust by the Trustee on behalf of the Participating Director, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed;

(b) Bonus Shares issued in respect of NED Shares are deemed to be NED Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Director of any Share Rights which accrue to NED Shares held by the Trustee on behalf of that Participating Director.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Director may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) described by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Director) to be the cost of transferring the shares or securities to the Participating Director.

5.3 If the Participating Director does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Director.

5.5 If the Trustee acquires, on behalf of the Participating Director, a specified number of shares or securities

pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Director. The Trustee may make it a condition of transfer that the Participating Director pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Director or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Director may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Director.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Director as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Director or the Participating Director's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes

attached to the Shares held by the Trustee on behalf of the Participating Director.

8. Right to attend, speak etc

8.1 The appointment of a Participating Director or the Participating Director's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Director or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Director nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of NED Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a NED Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Director must not assign, transfer, sell, encumber or otherwise deal with a NED Share or any legal or beneficial interest in a NED Share:

(a) unless and until the NED Share has been transferred to the Participating Director in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Director has until the day that is 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Director wishes to arrange through the Trustee the sale of all of the NED Shares held by the Trustee on behalf of the Participating Director; or

(b) give the Trustee a notice to transfer the NED Shares held on behalf of the Participating Director to the Participating Director.

12.4 Where the Trustee sells NED Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the NED Shares;

(b) may sell the NED Shares with other Shares (whether or not held on behalf of the Participating Director); and

(c) in relation to its obligation to pay the sale proceeds (if any) to the Participating Director may:

(i) deduct any costs of the sale before making a payment to the Participating Director; and

(ii) attribute a sale price to each NED Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the NED Shares to the Participating Director within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer NED Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 NED Shares allocated to a Participating Director will be forfeited if the Director is removed from office under Article 12.11 of the constitution of IAGL.

13.2 The Board may determine, for the purposes of an offer of NED Shares, that the NED Shares may be forfeited in the circumstances determined by the Board and notified to Participating Directors at the time of the offer.

Schedule 5 - Performance Award Rights Terms

1 Entitlement

1.1 Subject to term 7, each Performance Award Right entitles the Holder to acquire, credited as fully.paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No of Performance Award Rights exercised}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these Terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

2 Conditions for exercise of Performance Award Rights

2.1 A Performance Award Right which is a Vested Right (which has not lapsed) may be exercised by a Participant at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Participant at the relevant time as described in Column 1 of the table.

Status of the Participant	The Exercise Period for the Performance Award Right ends on
(i) **For a continuing Employee**	10 years after the date of the grant of the Performance Award Right
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty):	the day which is 90 days after the later of: (i) the end of the Performance Period; or

Status of the Participant	The Exercise Period for the Performance Award Right ends on
(1) within 2 years of the grant of the Performance Award Right due to: (i) Retirement; (ii) redundancy (iii) death; (iv) Total and Permanent Disablement; or (2) after 2 years from the date of grant of the Right.	(ii) the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).
(iii) (1) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty) within 2 years of the grant of the Performance Share Right for a reason other than due to:- (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement	the day which is 90 days after the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).

2.2 A Performance Award Right will lapse depending on the status of the Participant (as described in Column 1 of the table below) at the time described in Column 2 of the table below.

Status of the Participant	The day on which the Performance Award Right lapses
(i) For a person who is no longer an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is a Vested Right).
(ii) For a person who is no longer an Employee within 2 years of the grant of the Performance Award Right (otherwise than due to: (1) Retirement; (2) redundancy; (3) death; (4) Total and Permanent Disablement; (5) with the approval of the Board; or (6) serious misconduct involving dishonesty.)	if the Performance Award Right is not a Vested Right on the day the person is no longer an Employee, the date of ceasing to be an Employee.
(iii) in the case of any other person.	if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not a Vested Right, the end of that Performance Period; or if at the end of the Exercise Performance Award Period for a Vested Right the Right is unexercised, the end of the Exercise Period.

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on 3 years from the date of grant of the Performance Award Right and depending on the status of the Participant as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Participant	Date on which the Performance Period Ends
(i) For a continuing Employee.	5 years from the date of grant of the Performance Award Right.
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty): (1) within 2 years at the date of grant of the Performance Award Right due to: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board. (2) 2 years after the date of grant of the Performance Award Right.	the later of: (i) 4 years from the date of grant of the Performance Award Right; or (ii) 12 months from ceasing to be an Employee (but not later than 5 years from the date of grant of the Performance Award Right).

2.3 A Performance Award Right will become a Vested Right if the Performance Hurdle for the Performance Award Right is satisfied in the Performance Period for the Performance Award Right and the Trustee gives notice to the Participant that the Performance Hurdle has been satisfied. The Trustee will notify Participants within 14 days of the end of the Test Day on which the Performance Hurdle for the Performance Award Right has been satisfied.

2.4 The Performance Hurdle for a Performance Award Right will be satisfied if the Total Shareholder Return for a Share on the Test Day exceeds the Hurdle Growth Amount for the Share for the Test Day.

2.5 The Hurdle Growth Amount for a Test Day an amount being the Initial Market Value of a Share on the date of issue of the Performance Award Right compounded annually at 10% per annum from the date of grant of the Performance Award Right to the Test Day.

2.6 The Board may determine the day or days in the Performance Period on which it will be determined if the Performance Award Right becomes a Vested Right.

2.7 Clauses 2.7 to 2.15 (inclusive) set out the basis to determine for a Performance Award Right the Total Shareholder Return for a Share on the relevant Test Day:

(a) **Total** Shareholder **Return for a Share** in respect of a Performance Award Right on a Test Day means the sum of:

(i) the Market Value of a Share on the Test Day;

(ii) the Market Value of all Related Shares on the Test Day which have accrued in respect of the Share or a Related Share on or before the Test Day; and

(iii) the value of all Related Property (other than Shares) on the Test Day which has accrued in respect of the Share or Related Share on or before the Test Day,

reduced by the amount (if any) referred to in term 2.10.

(b) **Related Share** means a Share, or fraction of a Share, which has accrued in respect of the Share or is deemed to have accrued in respect of the Share or the Related Share on or before the relevant day.

(c) **Related Property** means property described in term 2.9.

2.8 The Shares which accrue to a shareholder in respect of a Share or a Related Share for the purposes of term 2.7 include those Shares which the Board determines it is appropriate to treat as accruing to a shareholder in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all bonus issues made in respect of the Share or a Related Share;

(b) all Shares which would be acquired by a shareholder if the shareholder exercised all Share Rights and entitlements to acquire Shares which accrue to the shareholder in respect of the Share or the Related Share;

(c) all Shares which would be acquired by a shareholder if all dividends received in respect of the Share or Related Share, were:

(i) applied under a dividend reinvestment plan in acquiring further Shares; or

(ii) if a dividend reinvestment plan is not available in respect of the dividend, the dividend was applied in acquiring further Shares at the lowest buy price during the one week immediately following the date of payment of the dividend (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares); and

(d) all Shares which would be acquired by a shareholder if all distributions in cash, other than dividends, were applied in acquiring Shares at the lowest buy price during the one week immediately following the date of payment of the distribution (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares).

2.9 Related Property (other than a Share or Share Rights or entitlements in respect of Shares or dividend or distribution in cash in respect of Shares) which accrues to a shareholder in respect of a Share or a Related Share for the purposes of this term includes that property which the Board determines it is appropriate to treat as accruing in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all property (other than a Share or Share Rights or entitlements in respect of Shares) which would be acquired by a shareholder if all rights to acquire the property which would accrue in respect of the Share or a Related Share, were exercised by the shareholder; and

(b) all amounts paid or payable to the shareholder in respect of the Related Property.

2.10 The Total Shareholder Return for a Share is reduced by the aggregate amount which the shareholder would have been required to pay to exercise rights or entitlements to acquire a Share or Related Property which accrues in respect of the Share or a Related Share but does not include uncalled amounts payable after the relevant day or amounts which may become payable in respect of partly paid Shares after the relevant day.

2.11 The Board may determine an appropriate basis for valuation of Related Property (other than a Share or Share Rights or entitlements in respect of Shares) which accrues to a shareholder in respect of the Share or Related Share.

2.12 If the shareholder may make an election in respect of a Share, a Related Share or Related Property, the Board may determine the manner in which that election is to be treated for the purposes of determining the Total Shareholder Return for a Share.

2.13 In determining the Total Shareholder Return for a Share:

(a) no adjustment is made for liability to tax which may arise by virtue of holding a Share, Related Share or Related Property including (without limitation):

(i) any distributions in respect of a Share, Related Share or Related Property; or

(ii) any Share or Related Property which accrues to a shareholder; and

(b) all distributions made are treated as if made without any deduction from the distributions including (without limitation) any withholding tax.

2.14 For the purposes of determining the Share or fractions of a Share or property which accrue in respect of a Share, a Related Share or Related Property, the Board may take into account a fractional interest even if the terms on which the Share, Share Rights, entitlements or property accrue do not provide for fractional interest.

2.15 For the purpose of this term a determination by the Board of the Total Shareholder Return for a Share shall be binding and conclusive.

3 Notice to Participant

3.1 If before the end of the Performance Period for a Performance Award Right:

(a) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL,

and the Board gives a notice under this term the Performance Award Right will become a Vested Right.

4 Method of exercise of Performance Award Rights

4.1 A Performance Award Right is exercised by the holder lodging the notice of exercise of Performance Award Right and application for Shares, together with the exercise price (if any) and any applicable reimbursement amount (contemplated under clause 3.7 of the Trust Deed) for each Share to be transferred on exercise and the relevant Performance Award Right certificate, with the Company Secretary of IAGL or such other person as the Board designates.

4.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time. If the Holder exercises less than all Performance Award Rights represented by a certificate then IAGL will cancel the certificate and issue a new certificate for the balance.

5 No Transfers

Performance Award Rights may not be transferred.

6 Quotation of Performance Award Rights and Shares

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAGL are listed at that time, IAGL will make application to ASX for official quotation of the Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

7. Participation in future issues

Participation generally

7.1 A Participant may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAGL makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(a) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

$S = N + (N \times R)$

where:

N = The number of Shares per Performance Award Right which the Participant is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

the exercise price per share of a Performance Award Right will not be changed.

Share Rights issues

7.3 If IAGL makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed.

The number of Shares which the participant is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

7.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAGL the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAGL (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(i) Consolidation; and

(ii) Subdivision:

$$S = C \times \frac{B}{A};$$

(iii) Reduction of capital by return of share capital:

$$S = C;$$

(iv) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(v) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares in issue before the capital reconstruction;

B = The total number of Shares in issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

The exercise price per Performance Award Right will not be changed.

8 Lapse

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAGL, or any company in the Group which is the employer or former employer of a Participant (**"Employer Company"**), is obliged as a result of a Participant exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer

Company is entitled to be reimbursed by the Participant for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Participant on exercise of their Performance Award Right unless IAGL is satisfied that arrangements have been made for reimbursement. The arrangements that IAGL may make include, without limitation, the sale of Shares acquired on exercise of the Participant's Performance Award Right.

10 Advice

IAGL must give notice to each Holder of any adjustment to the number of shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the Listing Rules.

11 Notices

Notices may be given by IAGL to the Holder in the manner prescribed by the constitution of IAGL for the giving of notices to members of IAGL and the relevant provisions of the constitution of IAGL apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAGL to a Participant.

12 Interpretation

12.1 In this Schedule words and expressions which have a particular meaning under this deed have the same meaning and, in particular:

Holder means the holder of a Performance Award Right.

Hurdle Growth Amount for a Test Day means the amount calculated under term 2.5 for the Test Day.

Initial Market Value of a Share on a day means the weighted average of the prices at which Shares in that class were traded on the stock market of ASX during the one month period up to and including that day.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAGL) for a day, the average market value of a share in the company during

the one month period up to and including the day based on the daily closing price of the shares.

Participant means a Holder who is an Executive.

Performance Hurdle means the performance hurdle described in term 2.4.

Performance Period means the period described in term 2.2A.

Test Day means a day or days in the Performance Period determined by the Board under Clause 2.6.

Vested Right means a Performance Award Right that has become a Vested Right in accordance with terms 2.3 or 3.1.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings **are** inserted for convenience and do not affect the interpretation of these terms.

Schedule 6 - Deferred Share Terms

1. Registration of and beneficial interest in Deferred Shares

1.1 Deferred Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Deferred Shares from the time of allocation.

1.2 By making an offer for Deferred Shares in accordance with clause 7A of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Deferred Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Interim Restriction Period** means the period commencing at the date of allocation of the Deferred Share in accordance with clause 7A.5 of this deed and ending on the earliest of:

(a) the final day of the interim restriction period prescribed by the Board at the time of the invitation; or

(b) the last day of the Restriction Period.

Restriction Period for a Deferred Share means the period commencing at the date of allocation of the Deferred Share in accordance with clause 7A.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Deferred Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

Withdrawal Request for Shares means a request by a Participating Employee to the Trustee (in a form approved by the Board) to:

(a) transfer to, or on behalf of, the Participating Employee some or all of the Participating Employee's Shares; or

(b) sell, on behalf of the Participating Employee, some or all of the Participating Employee's Shares.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Deferred Shares.

4. Bonus Shares

4.1 Subject to term 7A.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Deferred Shares are deemed to be Deferred Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Deferred Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the

extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Deferred Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1, 7.2 or 8.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Deferred Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Deferred Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Deferred Share or any legal or beneficial interest in a Deferred Share:

(a) unless and until the Deferred Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 A Participating Employee may, after the end of the Interim Restriction Period, submit a Withdrawal Request for Shares.

12.4 The Trustee may in its absolute discretion reject a Withdrawal Request for Shares by a Participating Employee before the end of the Restriction Period.

12.5 A Participating Employee may not submit a Withdrawal Request for Shares in relation to a Deferred Share under these terms if the Deferred Share has been forfeited.

12.6 If, in the opinion of the Board, a Participating Employee has committed (or it is evident the Participating Employee intends to commit), any act (whether by omission or commission) which amounts or would amount to serious misconduct or

the Board may determine that any or all of the Participating Employee's Deferred Shares are forfeited.

12.7 A Participating Employee may not submit a Withdrawal Request for Shares if the Participating Employee is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Participating Employee is deceased, the Participating Employee's estate is bankrupt.

12.8 Shares forfeited under this term 12, will be treated as an accretion to the Trust.

12.9 If a Withdrawal Request for Shares lodged before the end of the Restriction Period is accepted by the Trustee then the Trustee must:

(a) transfer the Deferred Shares to the Participating Employee within 30 days after the end of the Restriction Period; or

(b) transfer the Deferred Shares held on behalf of the participating Employee to the Participating Employee.

12.10 The Board must reject Withdrawal Request for Shares in relation to the Participating Employee's Shares if the Board determines that a Participating Employee's employment may be terminated by their Employer (or that the Participant may terminate their employment with the Group) in circumstances which may involve serious misconduct.

12.11 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to give the Trustee a Withdrawal Request for Shares to either:

(a) arrange, through the Trustee, the sale of all of the Deferred Shares held by the Trustee on behalf of the Participating Employee; or

(b) transfer the Deferred Shares held on behalf of the Participating Employee to the Participating Employee.

12.12 Where the Trustee sells the Deferred Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Deferred Shares;

(b) may sell the Deferred Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale or costs of the transfer of any Deferred Shares made or to be made to the Participating Employee before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Deferred Share as the Trustee considers appropriate.

12.13 If the Trustee does not receive a Withdrawal Request for Shares in accordance with term 12.11, then the Trustee may transfer the Deferred Shares held on behalf of the Participating Employee to the Participating Employee at any time following the end of the notice period referred to in term 12.11.

The Participating Employee irrevocably directs the Trustee to sell, following the end of the notice period referred to in term 12.11, such number of Deferred Shares held by the Trustee on behalf of the Participating Employee as is necessary to satisfy any costs associated with the transfer of Deferred Shares made or to be made in accordance with term 12.13.

12.14 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.15 The requirement or right to transfer Deferred Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

Schedule 7 - Benefit Share Terms

1. Registration of and beneficial interest in Benefit Shares

1.1 Benefit Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of the Trust Deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Benefit Shares from the time of allocation.

1.2 By making an offer for Benefit Shares in accordance with clause 7A of the Trust Deed, a Participating Employee agrees to be bound by the Trust Deed and the constitution of IAGL.

2. Interpretation

Interim Restriction Period means the period commencing at the date of allocation of the Benefit Share in accordance with clause 7B.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the interim restriction period prescribed by the Board at the time of the invitation; or

(b) the last day of the Restriction Period.

Minimum Service Period means the period commencing on the date of allocation of the Benefit Share in accordance with clause 7B.5 of this Trust Deed and ending on the final day of the minimum service period (if any) prescribed by the Board at the time of the invitation.

Restriction Period means the period commencing at the date of allocation of the Benefit Share in accordance with clause 7B.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Benefit Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

Withdrawal Request for Shares means a request by a Participating Employee to the Trustee (in a form approved by the Board) to:

(a) transfer to, or on behalf of, the Participating Employee some or all of the Participating Employee's Shares; or

(b) sell, on behalf of the Participating Employee, some or all of the Participating Employee's Shares.

3. Right to dividends

3.1 Subject to the terms of the Trust Deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Benefit Shares.

4. Bonus Shares

4.1 Subject to term 7B.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of the Trust Deed; and

(b) Bonus Shares issued in respect of Benefit Shares are deemed to be Benefit Shares for the purposes of the Trust Deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Benefit Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold

equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Deferred Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or

confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1, 7.2 or 8.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Benefit Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Benefit Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Benefit Share or any legal or beneficial interest in a Benefit Share:

(a) unless and until the Benefit Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 A Participating Employee may, after the end of the Interim Restriction Period, submit a Withdrawal Request for Shares.

12.4 The Trustee may reject a Withdrawal Request for Shares by a Participating Employee before the end of the Restriction Period.

12.5 A Participating Employee may not submit a Withdrawal Request for Shares in relation to a Benefit Share under these terms if the Benefit Share has been forfeited.

12.6 If, in the opinion of the Board, a Participating Employee has committed (or it is evident the Participating Employee intends to commit), any act (whether by omission or commission) which amounts or would amount to serious misconduct the Board may determine that any or all of the Participating Employee's Benefit Shares are forfeited.

12.6A Notwithstanding term 12.6, if a Participating Employee ceases Employment for any reason before the expiration of the Minimum Service Period (if any) for Benefit Shares the Participating Employee will forfeit the number of the Benefit Shares calculated as follows (rounded down to the nearest whole number):

$$\frac{A}{B}$$

where:

A is the number of days in the Minimum Service Period for the Benefit Shares before the Participating Employee ceases Employment;

B is the number of days in the Minimum Service Period for the Benefit Shares.

12.7 A Participating Employee may not submit a Withdrawal Request for Shares if the Participating Employee is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Participating Employee is deceased, the Participating Employee's estate is bankrupt.

12.8 Shares forfeited under this term 12, will be treated as an accretion to the Trust.

12.9 If a Withdrawal Request for Shares lodged before the end of the Restriction Period is accepted by the Trustee then the Trustee must:

(a) transfer the Benefit Shares to the Participating Employee within 30 days after the end of the Restriction Period; or

(b) transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee.

12.10 The Board must reject Withdrawal Request for Shares in relation to the Participating Employee's Shares if the Board determines that a Participating Employee's employment may be terminated by their Employer (or that the Participant may terminate their employment with the Group) in circumstances which may involve serious misconduct.

12.11 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of

the Restriction Period to give the Trustee a Withdrawal Request for Shares to either:

(a) arrange, through the Trustee, the sale of all of the Benefit Shares held by the Trustee on behalf of the Participating Employee; or

(b) transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee.

12.12 Where the Trustee sells the Benefit Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Benefit Shares;

(b) may sell the Benefit Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale or costs of the transfer of any Benefit Shares made or to be made to the Participating Employee before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Benefit Share as the Trustee considers appropriate.

12.13 If the Trustee does not receive a Withdrawal Request for Shares in accordance with term 12.11, then the Trustee may transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee at any time following the end of the notice period referred to in term 12.11.

The Participating Employee irrevocably directs the Trustee to sell, following the end of the notice period referred to in term 12.11, such number of Benefit Shares held by the Trustee on behalf of the Participating Employee as is necessary to satisfy any costs associated with the transfer of Benefit Shares made or to be made in accordance with term 12.13.

12.14 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.15 The requirement or right to transfer Benefit Shares under this term is subject to the power of the Board set out in clause 19 of the Trust Deed.

Schedule 8 – Deferred Award Right Terms

1 Entitlement

1.1 Subject to term 7, each Deferred Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No. of Deferred Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Deferred Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Deferred Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Deferred Award Right. The Holder's rights are purely personal and contractual.

2 Conditions under which Deferred Award Rights become exercisable

2.1 Unless a Deferred Award Right lapses in accordance with term 3.3, it becomes an Exercisable Right upon the first occurring circumstance described in Column 1 of the table set out below. The date the Exercise Period commences is the corresponding date described in Column 2 of the table.

Conditions for Exercise	Commencement of Exercise Period
(a) Three years have passed since the Commencement Date.	The date that is 3 years after the Commencement Date

Conditions for Exercise	Commencement of Exercise Period
(b) The Holder ceases to be an Employee in any of the following circumstances: (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement; or (v) with the approval of the Board.	The Date the Holder ceases to be an Employee

Conditions for Exercise	Commencement of Exercise Period
(c) Both of the following conditions are satisfied: (i) any of the following occur after the Board invites Executives, under clause 8A of the Trust Deed, to make an offer to the Trustee for Deferred Award Rights, and before the Deferred Award Rights lapse: (A) a Takeover Bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board); (B) a statement is lodged with ASX to the effect that a person has voting power in not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);	The date the Board gives the notice referred to in term 2.1(c)(ii)

Conditions for Exercise	Commencement of Exercise Period
(C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies; (D) IAG passes a resolution for voluntary winding up; or (E) an order is made for the compulsory winding up of IAG; and (ii) the Board determines that the Deferred Award Right is exercisable due to the occurrence of any event described in paragraph (i) and, under this term, gives a notice to the Trustee that the Deferred Award Right is an Exercisable Right and that the Exercise Period has commenced.	

2.2 The Trustee must give notice to the Holder that the Deferred Award Right has become an Exercisable Right within 28 days of the date the Deferred Award Right becoming an Exercisable Right.

3 Exercise Period and lapse of Deferred Award Rights

3.1 A Deferred Award Right which is an Exercisable Right may be exercised by a Holder at any time during the Exercise Period for that Deferred Award Right. The Deferred Award Right lapses at the end of its Exercise Period as determined in accordance with term 3.2 and cannot be exercised after that time.

3.2 The Exercise Period for a Deferred Award Right commences on the relevant date determined in accordance with term 2.1 and ends on the earlier of:

(a) the date that is 10 years after the Commencement Date;

(b) if the Holder ceases to be an Employee (other than due to serious misconduct), the date which is 90 days after the date on which the Holder ceases to be an Employee; or

(c) the date (if any) the Deferred Award Right lapses in accordance with term 3.3.

3.3 If a circumstance described in Column 1 of the table set out below applies to the Holder of a Deferred Award Right, the Deferred Award Right lapses on the date specified in Column 2 of the table. A Deferred Award Right cannot become exercisable after it lapses.

	Circumstances	Date of lapse
(a)	The Holder ceases to be an Employee: (i) other than in a circumstance described in term 2.1(b) and the Deferred Award Right is not an Exercisable Right at cessation; or (ii) due to serious misconduct regardless of whether the Deferred Award Right is an Exercisable Right at cessation.	The date the Holder ceases to be an Employee
(b)	The Holder requests by notice to the Trustee under term 8 that the Deferred Award Right lapses,	The date the Trustee receives the notice

4 Method of exercise of Deferred Award Rights

4.1 A Deferred Award Right is exercised by the Holder lodging a notice of exercise of Deferred Award Right, together with the exercise price (if any) and any applicable reimbursement amount (contemplated under clause 3.7 of the Trust Deed) for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

4.2 Deferred Award Rights must be exercised in multiples of 100, unless the Holder exercises all Deferred Award Rights able to be exercised at that time. The exercise of some Deferred Award Rights only does not affect the Holder's right to exercise other Deferred Award Rights at a later time.

5 No Transfers

Deferred Award Rights may not be transferred.

6 Quotation of Deferred Award Rights and Shares

Deferred Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Deferred Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Deferred Award Rights as soon as practicable after the Shares are transferred.

7 Participation in future issues

Participation generally

7.1 A Holder may only participate in new issues of securities to holders of Shares if the Deferred Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Deferred Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Deferred Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right (S) is determined by the formula:

$S = N + (N \times R)$

where:

N = The number of Shares per Deferred Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Deferred Award Right will not be changed.

Share Rights issues

7.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the issue then the exercise price per Deferred Award Right will not be changed.

The number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right will not change.

Aggregation

7.4 If Deferred Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Deferred Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Deferred Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Deferred Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation; and

(b) Subdivision:

$$S = C \times \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

S = C;

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

S = C;

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$S = C \times \frac{B}{A}$; where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right after the reconstruction.

The exercise price per Deferred Award Right will not be changed.

8 Lapse

A Holder may **request** by notice to the Trustee that some or all of the Deferred Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAG, or any company in the Group which is the employer or former employer of a Holder **("Employer Company")**, is obliged as a result of a Holder exercising a Deferred Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature **("Tax")**, then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Deferred Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Deferred Award Right.

10 Advice

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right or the exercise price per share in

accordance with the requirements, if any, of the Listing Rules.

11 Notices

Notices may be given by IAG to the Holder in the manner prescribed by the constitution of IAG for the giving of notices to members of IAG and the relevant provisions of the constitution apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

12 Interpretation

12.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and, in particular:

ASX means Australian Securities Exchange Limited.

Base Date means the date determined by the Board for the purposes of these terms.

Board means the board of directors of IAG.

Commencement Date means the date on which the Deferred Award Rights are issued to the Holder in accordance with clause 8A.6 of the Trust Deed or such earlier date determined by the Board.

Corporations Act means the Corporations Act 2001 (Cth).

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Deferred Award Right that is exercisable in accordance with these terms and has not lapsed.

Exercise Period for a Deferred Award Right is the period commencing on the date determined in accordance with term 2.1 and ending on the date determined in accordance with term 3.2.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Deferred Award Right.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

Listing Rules means the Listing Rules of ASX.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Share means a fully paid ordinary share in IAG.

Takeover Bid has the meaning given in section 9 of the Corporations Act 2001 (Cth) and, for the purposes of these terms, is deemed to be made when a takeover bid is publicly proposed for the purposes of section 631 of the Corporations Act..

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently IAG Share Plan Nominee Pty Limited.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

12.4 If operation of these terms or any interpretative provision causes a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Deferred Award Rights, the Board has power to alter the operation or interpretation so as to remedy that result. The Board may do so in respect of certain Deferred Award Rights or Deferred Award Rights generally.

Schedule 9 – Executive Performance Right Terms

1 Entitlement

1.1 Each Executive Performance Right is a right of a Holder, subject to these terms, to be allocated one Executive Performance Share by the Trustee which will be held by the Trustee for the benefit of the Holder on the terms of this deed until transferred to the Holder or sold by the Trustee pursuant to term 6.

1.2 When the Executive Performance Rights held by a Holder become Exercisable Rights, the Holder may exercise the Exercisable Rights subject to these terms.

1.3 Executive Performance Shares allocated to the Holder by the Trustee on the exercise of Exercisable Rights and subsequently transferred to the Holder or sold by the Trustee pursuant to term 6 will rank pari passu with all existing Shares from the date of allocation and will be entitled in full to those dividends which have a record date for determining entitlements after the date of allocation of the Executive Performance Shares to the Holder.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring an Executive Performance Right. The Holder's rights are purely personal and contractual.

2 Lapse of Executive Performance Rights

2.1 Any Executive Performance Right that is:

(a) not exercised within the applicable Exercise Period; or

(b) transferred or purported to have been transferred without the Board's prior written consent,

will automatically lapse at the end of the relevant Exercise Period, or at the time of transfer or purported transfer (as applicable).

2.2 Upon the lapse of an Executive Performance Right under these terms, the Holder will have no further rights or entitlements in relation to that Executive Performance Right.

3 No transfers

3.1 Executive Performance Rights may not be transferred without the Board's prior written consent.

4 Conditions for exercise of Executive Performance Rights

4.1 An Executive Performance Right which is an Exercisable Right (which has not lapsed) may be exercised by a Holder at any time before the end of the Exercise Period for the Executive Performance Right. Subject to the Board determining otherwise in relation to a particular grant of Executive Performance Rights, the date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Holder at the relevant time as described in Column 1 of the table.

Status of the Holder	**The Exercise Period for the Executive Performance Right ends on**
(i) For a continuing Employee	10 years after the Commencement Date
(ii) For a person who ceases to be an Employee in any of the following circumstances: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board	the day which is 90 days after the later of: (i) the end of the Performance Period; or (ii) the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).

Status of the Holder	The Exercise Period for the Executive Performance Right ends on
(iii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in circumstances other than:- (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; (e) with the approval of the Board.	the day which is 90 days after the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).

4.2 An Executive Performance Right will lapse depending on the status of the Holder as described in Column 1 of the table below, at the time described in Column 2 of the table below.

Status of the Holder	The day on which the Executive Performance Right lapses
(i) For a person who ceases to be an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is an Exercisable Right).

Status of the Holder	**The day on which the Executive Performance Right lapses**
(ii) For a person who ceases to be an Employee (in circumstances other than: (1) Retirement; (2) redundancy; (3) death; (4) Total and Permanent Disablement; (5) with the approval of the Board; or (6) serious misconduct involving dishonesty.)	- if the Executive Performance Right is not an Exercisable Right on the day the person is no longer an Employee, the date of ceasing to be an Employee. - if the Executive Performance Right is an Exercisable Right on the day the person ceases to be an Employee, the end of the Exercise Period.
(iii) In the case of a person who is a continuing Employee.	- if within 60 days after the end of the Performance Period for the Executive Performance Right the Executive Performance Right is not an Exercisable Right, the Executive Performance Right is deemed to have lapsed at the end of the Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Executive Performance Right is unexercised, the end of the Exercise Period.

Status of the Holder	The day on which the Executive Performance Right lapses
(iv) In the case of any other person not covered in (i) (ii) or (iii)	- if the person requests that the Executive Performance Right lapses, the date the request is received by Trustee. - if within 60 days after the end of the Performance Period for the Executive Performance Right the Executive Performance Right is not an Exercisable Right, the Executive Performance Right is deemed to have lapsed at the end of the Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Executive Performance Right is unexercised, the end of the Exercise Period.

4.2A The Performance Period for an Executive Performance Right (which has not lapsed) commences on the Base Date and depending on the status of the Holder as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Holder	Date on which the Performance Period Ends
(i) For a continuing Employee.	5 years from the Base Date.

Status of Holder	Date on which the Performance Period Ends
(ii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in any of the following circumstances: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board.	the later of: (i) 4 years from the Base Date; or (ii) 12 months from ceasing to be an Employee (but not later than 5years from the Base Date).

4.3 An Executive Performance Right (which has not lapsed) will become an Exercisable Right if either:

(a) Both of the following conditions are satisfied:

(i) the Performance Hurdles (if any) are satisfied; and

(ii)the Trustee gives notice to the Holder that the Executive Performance Right has become exercisable in accordance with these terms; or

(b) the Board gives a notice under term 8 to the Holder.

4.4 The Performance Hurdles (if any) will be as determined by the Board. If the Board determines that Performance Hurdles will apply to a grant of Executive Performance Rights, the Performance Hurdles will be set out in writing and communicated to the Holder when the Executive Performance Rights are granted to the Holder.

4.5 The Board has absolute discretion to determine the nature of the Performance Hurdles (if any), which shall apply to a grant of Executive Performance Rights. The

Performance Hurdles may be based on:

(a) relative total shareholder return of IAGL;

(b) return on equity, measured against IAGL's weighted average cost of capital; or

(c) any other criteria chosen by the Board and notified to the Holder upon a grant of Executive Performance Rights.

5 Exercise of Exercisable Rights

5.1 An Executive Performance Right is exercised by the holder lodging a notice of exercise of Executive Performance Right, together with the Exercise Price (if any) and any applicable reimbursement amount (contemplated under clause 3.7 of the Trust Deed) for each Executive Performance Share to be allocated on exercise, with the Trustee or such other person as the Board designates.

5.2 Executive Performance Rights must be exercised in multiples of 100, unless the Holder exercises all Executive Performance Rights able to be exercised at that time. The exercise of some Executive Performance Rights only does not affect the Holder's right to exercise other Executive Performance Rights at a later time.

5.3 Subject to the Corporations Act and the Listing Rules, on the exercise of Exercisable Rights in accordance with these terms the Trustee must hold the Executive Performance Shares allocated to the Holder upon exercise of the Exercisable Rights for the benefit of the Holder under the terms of this deed.

6 Transfer of Executive Performance Shares

6.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Executive Performance Share held pursuant to term 5.3 except in the circumstances set out in this term 6 or unless compelled by law.

6.2 The Holder must not assign, transfer, sell, encumber or otherwise deal with an Executive Performance Share or any legal or beneficial interest in an Executive Performance Share:

(a) unless and until the Executive Performance Share has been transferred to the Holder in accordance with this term 6; or

(b) except in the circumstances set out in this term 6.

6.3 A Holder may submit a Withdrawal Request to the Trustee at any time after it has exercised Exercisable

Rights under term 5.2 and been allocated Executive Performance Shares to either:

(a) arrange, through the Trustee, the sale of all Executive Performance Shares held by the Trustee on behalf of the Holder; or

(b) transfer the Executive Performance Shares held on behalf of the Holder to the Holder.

6.4 A Holder may not submit a Withdrawal Request in relation to an Executive Performance Share under these terms if the Executive Performance Share has been forfeited.

6.5 If, in the opinion of the Board, a Holder has committed (or it is evident the Holder intends to commit), any act (whether by omission or commission) which amounts or would amount to serious misconduct involving dishonesty the Board may determine that any or all of the Holder's Executive Performance Shares are forfeited.

6.6 A Holder may not submit a Withdrawal Request if the Holder is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Holder is deceased, the Holder's estate is bankrupt.

6.7 Executive Performance Shares forfeited under this term 6, will be treated as an accretion to the Trust.

6.8 The Board must reject a Withdrawal Request in relation to the Holder's Executive Performance Shares if the Board determines that a Holder's employment may be terminated by their Employer (or that the Holder may terminate their employment with the Group) in circumstances which may involve serious misconduct involving dishonesty.

6.9 If the Trustee does not receive a Withdrawal Request in accordance with term 6.2 during the Term, then the Trustee may transfer the Executive Performance Shares held on behalf of the Holder to the Holder at the end of the Term.

The Holder irrevocably directs the Trustee to sell, following the end of the Term, such number of Executive Performance Shares held by the Trustee on behalf of the Holder as is necessary to satisfy any costs associated with the transfer of Executive Performance Shares made or to be made in accordance with term 6.

6.10 Where the Trustee sells Executive Performance Shares under this term 6, the Trustee:

(a) has no obligation to maximise the sale price of the Executive Performance Shares;

(b) may sell the Executive Performance Shares with other Shares (whether or not held for a particular Holder); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to a Holder, may:

(i) deduct any costs of the sale or costs of the transfer of any Executive Performance Shares made or to be made to the Holder before making a payment to the Holder; and

(ii) attribute a sale price to each Executive Performance Share as the Trustee considers appropriate.

6.11 A Holder will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 6.

6.12 The requirement or right to transfer Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

7 Restrictions and forfeited conditions on Shares

7.1 Executive Performance Shares allocated to Holders on exercise of an Exercisable Right will be forfeited if the employment of the Holder is terminated for serious misconduct involving dishonesty.

8 Notice to Holder

8.1 If before the end of the Performance Period for an Executive Performance Right:

(a) an Event occurs; and

(b) the Board gives a notice under this term 8,

the Executive Performance Right will become an Exercisable Right.

9 Discretion in Board in certain circumstances

9.1 If an Event occurs, the Board has sole and absolute discretion in determining how the Executive Performance Rights may be dealt with, including but not limited to the following ways:

(a) determining that Executive Performance Rights become Exercisable Rights by giving a notice to Holders under term 8, which may specify a time period within which those Exercisable Rights may be exercised;

(b) arranging for any new parent company of IAGL (or new parent of a former subsidiary of IAGL) (together, a "**Substituted Company**") to assume the obligations of IAGL under the Plan, to be bound by the terms of the Plan and any determination made by the Board prior to the date of such assumption, and to issue to the Holder shares in the Substituted Company on exercise of the Executive Performance Right or alternatively rights to acquire shares in the Substituted Company;

(c) conducting a buy-back of the Executive Performance Rights on terms to be set by the Board; or

(d) allowing a Holder affected by the Event to transfer their Executive Performance Rights.

9.2 For the purposes of term 9.1(b):

(a) where shares in a Substituted Company are to be issued on exercise of Executive Performance Rights following an Event occurring the Board will arrange for the Exercise Price of the Executive Performance Rights to be suitably adjusted prior to exercise and/or an appropriate number of Shares in the Substituted Company to be transferred and issued on exercise of the Executive Performance Rights, to reflect differences at that time in the fair values of the Shares in IAGL and Substituted Company, any foreign exchange effects and the capital structures of IAGL and Substituted Corporation; and

(b) where executive performance rights in another corporation are to be substituted for Executive Performance Rights following an Event occurring the Board will arrange for the number and terms of executive performance rights substituted, the exercise price of those executive performance rights and the number of shares in the other corporation into which the new executive performance rights are exercisable to as nearly as possible ensure the financial position of the Holder whose Executive Performance Rights are substituted remains the same as if they were able to exercise the substituted executive performance rights at the date of substitution.

9.3 The Board may provide notice to a Holder that some or all of the Executive Performance Rights have become Exercisable Rights, and impose conditions on exercise of those Exercisable Rights, if:

(a) a subsidiary which employs a Holder is sold by the Group to a third party; or

(b) there is any reorganisation of the Group which results in a Holder ceasing to be an employee of a member of the Group.

10 Quotation of Executive Performance Rights and Executive Performance Shares

Executive Performance Rights will not be quoted on ASX. If the Executive Performance Shares to be allocated upon exercise of Exercisable Rights are not already listed for official quotation and Shares of IAGL are listed at that time, IAGL will make application to ASX for official quotation of the Executive Performance Shares to be allocated on the exercise of Exercisable Rights as soon as practicable after the Executive Performance Shares are allocated to the Holder.

11 Participation generally

11.1 A Holder may only participate in new issues of securities to holders of Shares if the Executive Performance Right has been exercised, if that is permitted by its terms, and the Executive Performance Shares in respect of the Executive Performance Right have been allocated before the record date for determining entitlements to the issue.

Bonus issues

11.2 If IAGL makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Executive Performance Shares have been allocated in respect of an Executive Performance Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Executive Performance Right will be altered as follows:

(a) the number of Executive Performance Shares which the Holder is entitled to have allocated on exercise of the Executive Performance Right(s) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Executive Performance Shares per Executive Performance Right which the Holder is entitled to have allocated on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(b) the Exercise Price of an Executive Performance Right will not be changed.

Share Rights issues

11.3 If IAGL makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Executive Performance Shares have been allocated in respect of an Executive Performance Right before the record date for determining entitlements to the issue then the exercise price per Executive Performance Right will not be changed.

The number of Executive Performance Shares which the Holder is entitled to have allocated on exercise of the Executive Performance Right will not change.

Aggregation

11.4 If Executive Performance Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have allocated under those Executive Performance Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

11.5 In the event of any reconstruction of the issued ordinary capital of IAGL the number of shares attaching to each Executive Performance Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAGL (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Executive Performance Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(i) Consolidation; and

(ii) Subdivision:

$$S = C \times \frac{B}{A};$$

(iii) Reduction of capital by return of share capital:

$$S = C;$$

(iv) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(v) Pro rata cancellation of fully paid ordinary shares (not within (iii) or (iv)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares in issue before the capital reconstruction;

B = The total number of Shares in issue after the capital reconstruction;

C = The number of Executive Performance Shares which the Holder is entitled to have allocated on exercise of an Executive Performance Right before the reconstruction;

S = The number of Executive Performance Shares which the Holder is entitled to have allocated on exercise of an Executive Performance Right after the reconstruction.

(vi) The Exercise Price of an Executive Performance Right will not be changed.

12 Lapse

A Holder may request that some or all of the Executive Performance Rights held by that Holder lapse.

13 Liability for tax

13.1 If IAGL, or any company in the Group which is the employer or former employer of a Holder ("**Employer Company**"), is obliged as a result of a Holder exercising an Executive Performance Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature ("**Tax**"), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

13.2 Where term 13.1 applies, the Trustee is not obliged to allocate Executive Performance Shares to the Holder on exercise of their Executive Performance Right unless IAGL is satisfied that arrangements have been made for reimbursement. The arrangements that IAGL may make include, without limitation, the sale of Executive Performance Shares allocated on exercise of the Holder's Executive Performance Rights.

14 Advice

IAGL must give notice to each Holder of any adjustment to the number of shares which the Holder is entitled to have allocated on exercise of an Executive Performance Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

15 Notices

Notices may be given by IAGL to the Holder in the manner prescribed by the constitution of IAGL for the giving of notices to members of IAGL and the relevant provisions of the constitution of IAGL apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAGL to a Holder.

16 Right to dividends

16.1 Subject to the terms of the deed, a Holder is entitled to receive all Cash Dividends paid on their Executive Performance Shares.

17. Bonus Shares

17.1 Subject to term 17.2, a Holder is entitled to any Bonus Shares which accrue to the Executive Performance Shares held by the Trustee on behalf of that Holder.

17.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Holder, who will be the beneficial owner of the

Bonus Shares, until transferred or sold pursuant to term 6.

17.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Executive Performance Shares are deemed to be Executive Performance Shares for the purposes of this deed.

18. Share Rights

18.1 The Trustee will send a notice to a Holder of any Share Rights which accrue to Executive Performance Shares held by the Trustee on behalf of that Holder.

18.2 Within 7 days of receiving the notice referred to in term 18.1, the Holder may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Holder) to be the cost of transferring the shares or securities to the Holder.

18.3 If the Holder does not give a notice under term 18.2, the Trustee is entitled to sell the Rights.

18.4 Subject to term 18.5, if the Trustee sells the Share Rights in accordance with term 18.2 or term 18.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Holder.

18.5 If the Trustee acquires, on behalf of the Holder, a specified number of shares or securities pursuant to the Share Rights in accordance with term 18.2(b), the Trustee will transfer those shares or securities to the Holder. The Trustee may make it a condition of transfer that the Holder pay the cost of transfer

(including stamp duty).

18.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Holder or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Holder may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

19. Other accretions

19.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Holder.

20. Voting right

20.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Holder as well, so far as is practicable, relevant and lawful.

20.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Holder or the Holder's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Executive Performance Shares held by the Trustee on behalf of the Holder.

21. Right to attend, speak etc

21.1 The appointment of a Holder or the Holder's nominees as the Trustee's attorney as referred to in term 20.2 will, so far as practicable, relevant and lawful, entitle the Holder or nominee (as the case may be) to attend

and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

22. Failure to provide information

22.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Holder nor will that invalidate or breach the provisions of term 20.1 or 20.2.

23. How Trustee votes

23.1 The Trustee will only cast a vote on any resolution in respect of Executive Performance Shares through its attorneys (or their nominees) appointed pursuant to term 20.2.

24. No claim

24.1 A Holder will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 20 to 23.

25 Interpretation

25.1 In this Schedule words and expressions which have a particular meaning under this deed have the same meaning and, in particular:

Base Date means the date determined by the Board set out in writing and communicated to the Holder when the Executive Performance Rights are granted to the Holder.

Commencement Date means the date on which Executive Performance Rights are granted to a Holder in accordance with clause 8B.6 of the Trust Deed.

Exercise Period is the period determined in accordance with term 4.1.

Exercise Price means nil unless some other exercise price is specified by the Board in accordance with this deed.

Exercisable Right means an Executive Performance Right that has become an Exercisable Right in accordance with term 4.3.

Holder means an Executive who is a holder of an Executive Performance Right.

Performance Hurdles means the performance hurdles determined by the Board pursuant to term 4.4 and notified to the Holder.

Performance Period means the period described in term 4.2A.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Term in respect of a grant of Executive Performance Rights, means the period of 10 years commencing on the Commencement Date.

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Withdrawal Request means a request by a Holder to the Trustee (in a form approved by the Board), including payment of any applicable reimbursement amount (contemplated under clause 3.7 of the Trust Deed) in relation to the withdrawal of the Executive Performance Shares, to:

(a) transfer to, or on behalf of, the Holder some or all of the Holder's Executive Performance Shares; or

(b) sell, on behalf of the Holder, some or all of the Holder's Executive Performance Shares.

25.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

25.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

The IAG Share and Rights Plans Trust

Trust Deed

Mallesons Stephen Jaques

Bourke Place
600 Bourke Street
Melbourne Vic 3000
Telephone (61 3) 9643 4000
Fax (61 3) 9643 5999
DX 101 Melbourne
Ref: JAC

Contents

Trust Deed

IAG Deferred Award Right Terms for Series 3 DARS (International)

1 **Entitlement**

1.1 Subject to term 7, each Deferred Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No. of Deferred Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Deferred Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Deferred Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Deferred Award Right. The Holder's rights are purely personal and contractual.

2 **Conditions under which Deferred Award Rights become exercisable**

2.1 Unless a Deferred Award Right lapses in accordance with term 3.3, it becomes an Exercisable Right upon the first occurring circumstance described in Column 1 of the table set out below. The date the Exercise Period commences is the corresponding date described in Column 2 of the table.

Conditions for Exercise	**Commencement of Exercise Period**

Conditions for Exercise		Commencement of Exercise Period
(a)	Subject to term 2.1(c) and (d), the expiration of the period declared by the Board in relation to each grant of Deferred Award Rights. For each grant of Deferred Award Rights, the Board may declare that the Deferred Award Rights become Exercisable Rights in tranches.	The date the Board declares in relation to the grant of Deferred Award Rights.
(b)	Where the Holder ceases to be an Employee due to resignation, and Deferred Award Rights become Exercisable Rights under term 2.1(a) during the Employee's contractual notice period.	The date the Deferred Award Rights become Exercisable Rights.
(c)	The Holder ceases to be an Employee in any of the following circumstances: (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement; or (v) with the approval of the Board.	The Date the Holder ceases to be an Employee

Conditions for Exercise	Commencement of Exercise Period
(d) Both of the following conditions are satisfied: (i) any of the following occur after the Board invites Executives, under clause 8A of the Trust Deed, to make an offer to the Trustee for Deferred Award Rights, and before the Deferred Award Rights lapse: (A) a Takeover Bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board); (B) a statement is lodged with ASX to the effect that a person has voting power in not less than 30% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);	The date the Board gives the notice referred to in term 2.1(d)(ii)

Conditions for Exercise	Commencement of Exercise Period
(C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies; (D) IAG passes a resolution for voluntary winding up; or (E) an order is made for the compulsory winding up of IAG; and (ii) the Board determines that the Deferred Award Right is exercisable due to the occurrence of any event described in paragraph (i) and, under this term, gives a notice to the Trustee that the Deferred Award Right is an Exercisable Right and that the Exercise Period has commenced.	

2.2 The Trustee must give notice to the Holder that the Deferred Award Right has become an Exercisable Right within 28 days of the date the Deferred Award Right becoming an Exercisable Right.

3 Exercise Period and lapse of Deferred Award Rights

3.1 A Deferred Award Right which is an Exercisable Right may be exercised by a Holder at any time during the Exercise Period for that Deferred Award Right. The Deferred Award Right lapses at the end of its Exercise Period as determined in accordance with term 3.2 and cannot be exercised after that time.

3.2 The Exercise Period for a Deferred Award Right commences on the relevant date determined in accordance with term 2.1 and ends on the earlier of:

(a) the date that is 10 years after the Commencement Date;

(b) if the Holder ceases to be an Employee (other than due to serious misconduct), the date which is 90 days after the date on which the Holder ceases to be an Employee; or

(c) the date (if any) the Deferred Award Right lapses in accordance with term 3.3.

3.3 If a circumstance described in Column 1 of the table set out below applies to the Holder of a Deferred Award Right, the Deferred Award Right lapses on the date specified in Column 2 of the table. A Deferred Award Right cannot become exercisable after it lapses.

	Circumstances	Date of lapse
(a)	Where the Holder ceases to be an Employee due to resignation, to the extent the Deferred Award Right is not an Exercisable Right at cessation.	The date the Holder ceases to be an Employee.
(b)	The Holder ceases to be an Employee: (i) other than in a circumstance described in term 2.1(b) and the Deferred Award Right is not an Exercisable Right at cessation; or (ii) due to serious misconduct regardless of whether the Deferred Award Right is an Exercisable Right at cessation.	The date the Holder ceases to be an Employee
(c)	The Holder requests by notice to the Trustee under term 8 that the Deferred Award Right lapses,	The date the Trustee receives the notice

4 Method of exercise of Deferred Award Rights

4.1 A Deferred Award Right is exercised by the Holder lodging a notice of exercise of Deferred Award Right, together with the exercise price (if any) and any applicable reimbursement amount (contemplated under clause 3.7 of the Trust Deed) for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

4.2 Deferred Award Rights must be exercised in multiples of 100, unless the Holder exercises all Deferred Award Rights able to be exercised at that time. The exercise of some Deferred Award Rights only does not affect the Holder's right to exercise other Deferred Award Rights at a later time.

5 No Transfers

Deferred Award Rights may not be transferred.

6 Quotation of Deferred Award Rights and Shares

Deferred Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Deferred Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Deferred Award Rights as soon as practicable after the Shares are transferred.

7 Participation in future issues

Participation generally

7.1 A Holder may only participate in new issues of securities to holders of Shares if the Deferred Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Deferred Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Deferred Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Deferred Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Deferred Award Right will not be changed.

Share Rights issues

7.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the issue then the exercise price per Deferred Award Right will not be changed.

The number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right will not change.

Aggregation

7.4 If Deferred Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Deferred Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Deferred Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Deferred Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation; and

(b) Subdivision:

$$S = C \times \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

S = C;

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

S = C;

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$S = C \times \frac{B}{A}$; where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right after the reconstruction.

The exercise price per Deferred Award Right will not be changed.

8 Lapse

A Holder may **request** by notice to the Trustee that some or all of the Deferred Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAG, or any company in the Group which is the employer or former employer of a Holder (**"Employer Company"**), is obliged as a result of a Holder exercising a Deferred Award Right to account to any tax authority for income tax or

employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Deferred Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Deferred Award Right.

10 Advice

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

11 Notices

Notices may be given by IAG to the Holder in the manner prescribed by the constitution of IAG for the giving of notices to members of IAG and the relevant provisions of the constitution apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

12 Regulatory Condition

12.1 Notwithstanding anything else in these terms, but subject to term 12.2:

(a) a Deferred Award Right does not become an Exercisable Right;

(b) an Exercisable Right cannot be exercise; or

(c) Shares cannot be transferred to the Holder,

if there is a Regulatory Condition in existence at that time in relation to that action or event.

12.2 The Trustee may, in its absolute discretion, waive any Regulatory Condition. If the Trustee does not waive a Regulatory Condition, it will use reasonable endeavours to deliver to the Holder a similar (but not identical) value to that which the Holder would have

been entitled had there been no Regulatory Condition.

13 Interpretation

13.1 Subject to term 13.2., in these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and, in particular:

ASX means Australian Securities Exchange Limited.

Base Date means the date determined by the Board for the purposes of these terms.

Board means the board of directors of IAG.

Commencement Date means the date on which the Deferred Award Rights are issued to the Holder in accordance with clause 8A.6 of the Trust Deed or such earlier date determined by the Board.

Corporations Act means the Corporations Act 2001 (Cth).

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Deferred Award Right that is exercisable in accordance with these terms and has not lapsed.

Exercise Period for a Deferred Award Right is the period commencing on the date determined in accordance with term 2.1 and ending on the date determined in accordance with term 3.2.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Deferred Award Right.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

Listing Rules means the Listing Rules of ASX.

Regulatory Condition means in relation to any matter regarding the vesting or exercise of a Deferred Award Right, the Trustee determines that a law, regulation or official, party organ or administrative pronouncement or action, or any judicial decision interpreting or applying such laws, regulations or pronouncements is made or in existence which means that:

(a) the vesting or exercise of a Deferred Award Right is not permitted; or

(b) requirements could be imposed in relation to that vesting or exercise which the Trustee or the Group determine, in their absolute discretion, to be unacceptable; or

(c) requirements could be imposed on the Holder in relation to that vesting or exercise which the Trustee or the Group determine, in their absolute discretion, have not been complied with to their satisfaction.

Share means a fully paid ordinary share in IAG.

Takeover Bid has the meaning given in section 9 of the Corporations Act 2001 (Cth) and, for the purposes of these terms, is deemed to be made when a takeover bid is publicly proposed for the purposes of section 631 of the Corporations Act..

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently IAG Share Plan Nominee Pty Limited.

13.2 In these terms **"Retirement"** has the following meaning which is different to the particular meaning under the Trust Deed:

Retirement in relation to a Holder means, subject to local legislation, retirement by the Holder from employment of any body corporate in the Group at age 55 or over provided the relevant body corporate agrees the Holder's cessation of employment constitutes retirement; otherwise the Holder's cessation of employment is deemed to be a resignation for the purpose of these terms.

13.3 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

13.4 Headings are inserted for convenience and do not affect the interpretation of these terms.

13.5 If operation of these terms or any interpretative provision causes a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Deferred Award Rights, the Board has power to alter the operation or interpretation so as to remedy that result. The Board may do so in respect of certain Deferred Award Rights or Deferred Award Rights generally.

IAG Deferred Award Right Terms for Series 3 DARS

1 Entitlement

1.1 Subject to term 7, each Deferred Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No. of Deferred Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Deferred Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Deferred Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Deferred Award Right. The Holder's rights are purely personal and contractual.

2 Conditions under which Deferred Award Rights become exercisable

2.1 Unless a Deferred Award Right lapses in accordance with term 3.3, it becomes an Exercisable Right upon the first occurring circumstance described in Column 1 of the table set out below. The date the Exercise Period commences is the corresponding date described in Column 2 of the table.

Conditions for Exercise	Commencement of Exercise Period

Conditions for Exercise		Commencement of Exercise Period
(a)	Subject to term 2.1(c) and (d), the expiration of the period declared by the Board in relation to each grant of Deferred Award Rights. For each grant of Deferred Award Rights, the Board may declare that the Deferred Award Rights become Exercisable Rights in tranches.	The date the Board declares in relation to the grant of Deferred Award Rights.
(b)	Where the Holder ceases to be an Employee due to resignation, and Deferred Award Rights become Exercisable Rights under term 2.1(a) during the Employee's contractual notice period.	The date the Deferred Award Rights become Exercisable Rights.
(c)	The Holder ceases to be an Employee in any of the following circumstances: (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement; or (v) with the approval of the Board.	The Date the Holder ceases to be an Employee

Conditions for Exercise	Commencement of Exercise Period
(d) Both of the following conditions are satisfied: (i) any of the following occur after the Board invites Executives, under clause 8A of the Trust Deed, to make an offer to the Trustee for Deferred Award Rights, and before the Deferred Award Rights lapse: (A) a Takeover Bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board); (B) a statement is lodged with ASX to the effect that a person has voting power in not less than 30% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);	The date the Board gives the notice referred to in term 2.1(d)(ii)

Conditions for Exercise	Commencement of Exercise Period
(C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies; (D) IAG passes a resolution for voluntary winding up; or (E) an order is made for the compulsory winding up of IAG; and (ii) the Board determines that the Deferred Award Right is exercisable due to the occurrence of any event described in paragraph (i) and, under this term, gives a notice to the Trustee that the Deferred Award Right is an Exercisable Right and that the Exercise Period has commenced.	

2.2 The Trustee must give notice to the Holder that the Deferred Award Right has become an Exercisable Right within 28 days of the date the Deferred Award Right becoming an Exercisable Right.

3 Exercise Period and lapse of Deferred Award Rights

3.1 A Deferred Award Right which is an Exercisable Right may be exercised by a Holder at any time during the Exercise Period for that Deferred Award Right. The Deferred Award Right lapses at the end of its Exercise Period as determined in accordance with term 3.2 and cannot be exercised after that time.

3.2 The Exercise Period for a Deferred Award Right commences on the relevant date determined in accordance with term 2.1 and ends on the earlier of:

(a) the date that is 10 years after the Commencement Date;

(b) if the Holder ceases to be an Employee (other than due to serious misconduct), the date which is 90 days after the date on which the Holder ceases to be an Employee; or

(c) the date (if any) the Deferred Award Right lapses in accordance with term 3.3.

3.3 If a circumstance described in Column 1 of the table set out below applies to the Holder of a Deferred Award Right, the Deferred Award Right lapses on the date specified in Column 2 of the table. A Deferred Award Right cannot become exercisable after it lapses.

Circumstances		Date of lapse
(a)	Where the Holder ceases to be an Employee due to resignation, to the extent the Deferred Award Right is not an Exercisable Right at cessation.	The date the Holder ceases to be an Employee.
(b)	The Holder ceases to be an Employee: (i) other than in a circumstance described in term 2.1(b) and the Deferred Award Right is not an Exercisable Right at cessation; or (ii) due to serious misconduct regardless of whether the Deferred Award Right is an Exercisable Right at cessation.	The date the Holder ceases to be an Employee
(c)	The Holder requests by notice to the Trustee under term 8 that the Deferred Award Right lapses,	The date the Trustee receives the notice

4 Method of exercise of Deferred Award Rights

4.1 A Deferred Award Right is exercised by the Holder lodging a notice of exercise of Deferred Award Right, together with the exercise price (if any) and any applicable reimbursement amount (contemplated under clause 3.7 of the Trust Deed) for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

4.2 Deferred Award Rights must be exercised in multiples of 100, unless the Holder exercises all Deferred Award Rights able to be exercised at that time. The exercise of some Deferred Award Rights only does not affect the Holder's right to exercise other Deferred Award Rights at a later time.

5 No Transfers

Deferred Award Rights may not be transferred.

6 Quotation of Deferred Award Rights and Shares

Deferred Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Deferred Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Deferred Award Rights as soon as practicable after the Shares are transferred.

7 Participation in future issues

Participation generally

7.1 A Holder may only participate in new issues of securities to holders of Shares if the Deferred Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Deferred Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Deferred Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Deferred Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Deferred Award Right will not be changed.

Share Rights issues

7.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the issue then the exercise price per Deferred Award Right will not be changed.

The number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right will not change.

Aggregation

7.4 If Deferred Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Deferred Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Deferred Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Deferred Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation; and

(b) Subdivision:

$$S = C \times \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

$$S = C;$$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$S = C \times \frac{B}{A}$; where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right after the reconstruction.

The exercise price per Deferred Award Right will not be changed.

8 Lapse

A Holder may **request** by notice to the Trustee that some or all of the Deferred Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAG, or any company in the Group which is the employer or former employer of a Holder (**"Employer Company"**), is obliged as a result of a Holder exercising a Deferred Award Right to account to any tax authority for income tax or

employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Deferred Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Deferred Award Right.

10 Advice

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

11 Notices

Notices may be given by IAG to the Holder in the manner prescribed by the constitution of IAG for the giving of notices to members of IAG and the relevant provisions of the constitution apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

12 Interpretation

12.1 Subject to term 12.2., in these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and, in particular:

ASX means Australian Securities Exchange Limited.

Base Date means the date determined by the Board for the purposes of these terms.

Board means the board of directors of IAG.

Commencement Date means the date on which the Deferred Award Rights are issued to the Holder in accordance with clause 8A.6 of the Trust Deed or such earlier date determined by the Board.

Corporations Act means the Corporations Act 2001 (Cth).

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Deferred Award Right that is exercisable in accordance with these terms and has not lapsed.

Exercise Period for a Deferred Award Right is the period commencing on the date determined in accordance with term 2.1 and ending on the date determined in accordance with term 3.2.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Deferred Award Right.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

Listing Rules means the Listing Rules of ASX.

Share means a fully paid ordinary share in IAG.

Takeover Bid has the meaning given in section 9 of the Corporations Act 2001 (Cth) and, for the purposes of these terms, is deemed to be made when a takeover bid is publicly proposed for the purposes of section 631 of the Corporations Act..

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently IAG Share Plan Nominee Pty Limited.

12.2 In these terms **"Retirement"** has the following meaning which is different to the particular meaning under the Trust Deed:

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over provided the relevant body corporate agrees

the Holder's cessation of employment constitutes retirement; otherwise the Holder's cessation of employment is deemed to be a resignation for the purpose of these terms.

12.3 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.4 Headings are inserted for convenience and do not affect the interpretation of these terms.

12.5 If operation of these terms or any interpretative provision causes a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Deferred Award Rights, the Board has power to alter the operation or interpretation so as to remedy that result. The Board may do so in respect of certain Deferred Award Rights or Deferred Award Rights generally.

IAG
Insurance Australia Group

TERMS OF 2008/2009 EXECUTIVE PERFORMANCE RIGHTS GRANT

1 The performance hurdles attached to the EPRs to which this letter applies are based on:

(a) Relative TSR of IAGL against the entities in the S&P/ ASX 100 Index; and

(b) ROE achieved relative to IAGL's WACC.

2 Specifically, 50% of the EPRs to which this letter applies are subject to a relative TSR hurdle, and 50% are subject to satisfaction of a ROE hurdle, as described below.

Terms of Grant

3 The terms of this grant of «Proposed_2008_EPRs_Allocation»EPRs to «First_Name» «Surname» (the "**Grant**") are set out in the EPR Terms contained in the trust deed dated 12 February 2001 between Insurance Australia Group Limited ("**IAGL**") (ABN 60 090 739 923) and IAG Share Plan Nominee Pty Limited (ABN 52 095 125 152), as amended (the "**Trust Deed**"), as supplemented by the additional terms of Grant set out below.

4 Defined terms in this letter have the same meaning as they have in the Trust Deed unless otherwise specified in this letter.

Performance Hurdles

Relative Total Shareholder Return Performance Hurdle

5 50% of the EPRs under this Grant ("**TSR Allocation**") may be exercised subject to satisfaction of a performance hurdle based on IAGL's TSR against the TSR of the Peer Group ("**Relative TSR**").

6 This Relative TSR performance hurdle operates in the following way:

(a) If on a Test Date IAGL's Relative TSR is ranked at or above the 75th percentile of the Peer Group, then all of the TSR Allocation vests;

(b) If on a Test Date IAGL's Relative TSR is at the 50th percentile of the Peer Group, then 50% of the TSR Allocation vests;

(c) If on a Test Date IAGL's Relative TSR is between the 51st and 74th percentile of the Peer Group, the number of EPRs determined in accordance with clause 6(b) above will vest along with an additional number determined on a straight line sliding scale, depending on IAGL's Relative TSR percentile rank; and

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

(d) If on each Test Date IAGL's Relative TSR performance is ranked below the 50th percentile of the Peer Group, then none of the TSR Allocation vests.

The table below sets out the proportion of the TSR Allocation which will vest depending on the Relative TSR achieved by IAGL:

IAGL's Relative TSR	**Percentage of TSR Allocation which vests**
At or above the 75th percentile of the Peer Group	100
At the 50th percentile of the Peer Group	50
Between the 51st and 74th percentile of the Peer Group	Between 52 and 98 determined on a straight line sliding scale
Below the 50th percentile of the Peer Group	0

7 The Test Dates for calculating Relative TSR are:

(a) 3 years from the Base Date;

(b) 4 years from the Base Date;

(c) 5 years from the Base Date; or

any other day or days in the Performance Period as determined by the Board.

8 For the purposes of this Grant:

(i) "**Base Date**" means 30 September 2008.

(ii) "**Market Value**" means, for a company (including IAGL):

(a) On the Base Date, the volume weighted average price at which shares were traded on ASX in the 3 month period preceding and including the Base Date; and

(b) On a Test Date, the volume weighted average price at which shares were traded on ASX in the 3 month period preceding and including the Test Date.

(iii) "**Peer Group**" means the group of entities in the S&P/ASX 100 index (as determined by Standard & Poor's) as at the Base Date with such inclusions and exclusions as may be determined by the Board from time to time.

(iv) "**Test Date**" has the meaning given to it in paragraph 7 above.

(v) "**TSR**" as at the Test Date of IAGL or a company in the Peer Group means the total shareholder return of the relevant company determined by reference to:

(a) The changes in the Market Value of a relevant share in the company from the Base Date to the Test Date; and

(b) The value (on a basis determined by the Board from time to time) of any shareholder benefits (including dividends or any other benefits that the Board determines from time to time are to be taken into account) paid or otherwise made available generally to shareholders in the company from the Base Date to the Test Date.

Return on Equity Performance Hurdle

9 50% of the EPRs under this Grant ("**ROE Allocation**") may be exercised subject to satisfaction of a performance hurdle based on IAGL's ROE (defined below).

This performance hurdle operates in the following way:

(a) If ROE is 80% (or more) higher than WACC (as defined below), 100% of the ROE Allocation vests

(b) If ROE is 50% more than WACC, 20% of the ROE Allocation vests

(c) If ROE is greater than 50% but less than or equal to 80% more than WACC, the number of EPRs determined in accordance with clause 9(b) will vest, along with an additional number determined on a sliding scale, depending on the percentage by which ROE exceeds WACC. The sliding scale operates in the following way:

(i) For each percentage point above 50%, and up to 70%, by which ROE exceeds WACC, an additional 3% of the ROE allocation vests; and

(ii) For each percentage point above 70% and up to 80%, by which ROE exceeds WACC, an additional 2% of the ROE allocation vests.

(d) If ROE is less than 50% higher than WACC, none of the ROE Allocation vests.

The table below sets out the proportion of the ROE Allocation which will vest at a sample of specified levels of ROE achieved by IAGL:

Level of ROE	Percentage of ROE Allocation which vests
If ROE is more than 80% higher than WACC	100
If ROE is 70% higher than WACC	80
If ROE is 60% higher than WACC	50
If ROE is 50% higher than WACC	20
If ROE is less than 50% higher than WACC	0

10 Where the ROE is between 50% and 80% higher than WACC, the actual amount of the ROE Allocation which vests will be determined in accordance with paragraph 9(c). There will be only one Test Date for the ROE performance hurdle, which will be 30 June 2011 (or such other day or days in the Performance Period as determined by the Board).

11 For the purposes of this Grant, and subject to the exercise of Board discretion:

(i) "**ROE**" means the average of the six monthly Cash ROE for each six month period beginning on 1 July 2008 and ending on 30 June 2011 using the following formula:

$$\textbf{ROE} = \frac{\textbf{Cash earnings}}{\textbf{Average equity attributable to IAGL shareholders}}$$

where:

Average equity attributable to IAGL shareholders means average of the opening and closing shareholders' equity attributable to ordinary shareholders of IAGL for the relevant six month period. Equity attributable to IAGL ordinary shareholders is disclosed in the Group's consolidated financial statements – currently described as "Parent Interest".

Cash earnings means the published consolidated net profit after tax attributable to equity holders of IAGL plus amortisation of acquired identifiable intangibles adjusted for unusual items (on a basis determined by the Board from time to time) for the relevant six month period.

(ii) "**WACC**" means the weighted average cost of capital of IAGL (on a basis determined by the Board from time to time). Further detail about this calculation can be obtained from Group Human Resources.

Term

12 The Term of this Grant expires 10 years after the date on which EPRs are granted.

Exercise

13 Subject to the Trust Deed, EPRs under this Grant can be exercised once the relevant Performance Hurdle is satisfied and the Trustee gives notice that the Executive Performance Rights have become exercisable.

Schedule 9 - Executive Performance Rights Terms - Australia

1 Entitlement

1.1 Each Executive Performance Right is a right of a Holder, subject to these terms, to be allocated one Executive Performance Share by the Trustee which will be held by the Trustee for the benefit of the Holder on the terms of this deed until transferred to the Holder or sold by the Trustee pursuant to term 6.

1.2 When the Executive Performance Rights held by a Holder become Exercisable Rights, the Holder may exercise the Exercisable Rights subject to these terms.

1.3 Executive Performance Shares allocated to the Holder by the Trustee on the exercise of Exercisable Rights and subsequently transferred to the Holder or sold by the Trustee pursuant to term 6 will rank pari passu with all existing Shares from the date of allocation and will be entitled in full to those dividends which have a record date for determining entitlements after the date of allocation of the Executive Performance Shares to the Holder.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring an Executive Performance Right. The Holder's rights are purely personal and contractual.

2 Lapse of Executive Performance Rights

2.1 Any Executive Performance Right that is:

(a) not exercised within the applicable Exercise Period; or

(b) transferred or purported to have been transferred without the Board's prior written consent,

will automatically lapse at the end of the relevant Exercise Period, or at the time of transfer or purported transfer (as applicable).

2.2 Upon the lapse of an Executive Performance Right under these terms, the Holder will have no further rights or entitlements in relation to that Executive Performance Right.

3 No transfers

3.1 Executive Performance Rights may not be transferred without the Board's prior written consent.

4 Conditions for exercise of Executive Performance Rights

4.1 An Executive Performance Right which is an

Exercisable Right (which has not lapsed) may be exercised by a Holder at any time before the end of the Exercise Period for the Executive Performance Right. Subject to the Board determining otherwise in relation to a particular grant of Executive Performance Rights, the date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Holder at the relevant time as described in Column 1 of the table.

Status of the Holder	**The Exercise Period for the Executive Performance Right ends on**
(i) For a continuing Employee	10 years after the Commencement Date
(ii) For a person who ceases to be an Employee in any of the following circumstances: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board	the day which is 90 days after the later of: (i) the end of the Performance Period; or (ii) the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).

Status of the Holder	The Exercise Period for the Executive Performance Right ends on
(iii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in circumstances other than:- (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; (e) with the approval of the Board.	the day which is 90 days after the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).

4.2 An Executive Performance Right will lapse depending on the status of the Holder as described in Column 1 of the table below, at the time described in Column 2 of the table below.

Status of the Holder	The day on which the Executive Performance Right lapses
(i) For a person who ceases to be an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is an Exercisable Right).

Status of the Holder	**The day on which the Executive Performance Right lapses**
(ii) For a person who ceases to be an Employee (in circumstances other than: (1) Retirement; (2) redundancy; (3) death; (4) Total and Permanent Disablement; (5) with the approval of the Board; or (6) serious misconduct involving dishonesty.)	- if the Executive Performance Right is not an Exercisable Right on the day the person is no longer an Employee, the date of ceasing to be an Employee. - if the Executive Performance Right is an Exercisable Right on the day the person ceases to be an Employee, the end of the Exercise Period.
(iii) In the case of a person who is a continuing Employee.	- if within 60 days after the end of the Performance Period for the Executive Performance Right the Executive Performance Right is not an Exercisable Right, the Executive Performance Right is deemed to have lapsed at the end of the Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Executive Performance Right is unexercised, the end of the Exercise Period.

Status of the Holder	**The day on which the Executive Performance Right lapses**
(iv) In the case of any other person not covered in (i) (ii) or (iii)	- if the person requests that the Executive Performance Right lapses, the date the request is received by Trustee. - if within 60 days after the end of the Performance Period for the Executive Performance Right the Executive Performance Right is not an Exercisable Right, the Executive Performance Right is deemed to have lapsed at the end of the Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Executive Performance Right is unexercised, the end of the Exercise Period.

4.2A The Performance Period for an Executive Performance Right (which has not lapsed) commences on the Base Date and depending on the status of the Holder as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Holder	**Date on which the Performance Period Ends**
(i) For a continuing Employee.	5 years from the Base Date.

Status of Holder	Date on which the Performance Period Ends
(ii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in any of the following circumstances: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board.	the later of: (i) 4 years from the Base Date; or (ii) 12 months from ceasing to be an Employee (but not later than 5years from the Base Date).

4.3 An Executive Performance Right (which has not lapsed) will become an Exercisable Right if either:

(a) Both of the following conditions are satisfied:

(i) the Performance Hurdles (if any) are satisfied; and

(ii) the Trustee gives notice to the Holder that the Executive Performance Right has become exercisable in accordance with these terms; or

(b) the Board gives a notice under term 8 to the Holder.

4.4 The Performance Hurdles (if any) will be as determined by the Board. If the Board determines that Performance Hurdles will apply to a grant of Executive Performance Rights, the Performance Hurdles will be set out in writing and communicated to the Holder when the Executive Performance Rights are granted to the Holder.

4.5 The Board has absolute discretion to determine the nature of the Performance Hurdles (if any), which shall apply to a grant of Executive Performance Rights. The Performance Hurdles may be based on:

(a) relative total shareholder return of IAGL;

(b) return on equity, measured against IAGL's weighted average cost of capital; or

(c) any other criteria chosen by the Board and notified to the Holder upon a grant of Executive Performance Rights.

5 Exercise of Exercisable Rights

5.1 An Executive Performance Right is exercised by the holder lodging a notice of exercise of Executive Performance Right, together with the Exercise Price (if any) and any applicable reimbursement amount (contemplated under clause 3.7 of the Trust Deed) for each Executive Performance Share to be allocated on exercise, with the Trustee or such other person as the Board designates.

5.2 Executive Performance Rights must be exercised in multiples of 100, unless the Holder exercises all Executive Performance Rights able to be exercised at that time. The exercise of some Executive Performance Rights only does not affect the Holder's right to exercise other Executive Performance Rights at a later time.

5.3 Subject to the Corporations Act and the Listing Rules, on the exercise of Exercisable Rights in accordance with these terms the Trustee must hold the Executive Performance Shares allocated to the Holder upon exercise of the Exercisable Rights for the benefit of the Holder under the terms of this deed.

6 Transfer of Executive Performance Shares

6.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Executive Performance Share held pursuant to term 5.3 except in the circumstances set out in this term 6 or unless compelled by law.

6.2 The Holder must not assign, transfer, sell, encumber or otherwise deal with an Executive Performance Share or any legal or beneficial interest in an Executive Performance Share:

(a) unless and until the Executive Performance Share has been transferred to the Holder in accordance with this term 6; or

(b) except in the circumstances set out in this term 6.

6.3 A Holder may submit a Withdrawal Request to the Trustee at any time after it has exercised Exercisable Rights under term 5.2 and been allocated Executive Performance Shares to either:

(a) arrange, through the Trustee, the sale of all Executive Performance Shares held by the Trustee on behalf of the Holder; or

(b) transfer the Executive Performance Shares held on behalf of the Holder to the Holder.

6.4 A Holder may not submit a Withdrawal Request in relation to an Executive Performance Share under these terms if the Executive Performance Share has been forfeited.

6.5 If, in the opinion of the Board, a Holder has committed (or it is evident the Holder intends to commit), any act (whether by omission or commission) which amounts or would amount to serious misconduct involving dishonesty the Board may determine that any or all of the Holder's Executive Performance Shares are forfeited.

6.6 A Holder may not submit a Withdrawal Request if the Holder is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Holder is deceased, the Holder's estate is bankrupt.

6.7 Executive Performance Shares forfeited under this term 6, will be treated as an accretion to the Trust.

6.8 The Board must reject a Withdrawal Request in relation to the Holder's Executive Performance Shares if the Board determines that a Holder's employment may be terminated by their Employer (or that the Holder may terminate their employment with the Group) in circumstances which may involve serious misconduct involving dishonesty.

6.9 If the Trustee does not receive a Withdrawal Request in accordance with term 6.2 during the Term, then the Trustee may transfer the Executive Performance Shares held on behalf of the Holder to the Holder at the end of the Term.

The Holder irrevocably directs the Trustee to sell, following the end of the Term, such number of Executive Performance Shares held by the Trustee on behalf of the Holder as is necessary to satisfy any costs associated with the transfer of Executive Performance Shares made or to be made in accordance with term 6.

6.10 Where the Trustee sells Executive Performance Shares under this term 6, the Trustee:

(a) has no obligation to maximise the sale price of the Executive Performance Shares;

(b) may sell the Executive Performance Shares with other Shares (whether or not held for a particular Holder); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to a Holder, may:

(i) deduct any costs of the sale or costs of the transfer of any Executive Performance Shares made or to be made to the Holder before making a payment to the Holder; and

(ii) attribute a sale price to each Executive Performance Share as the Trustee considers appropriate.

6.11 A Holder will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 6.

6.12 The requirement or right to transfer Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

7 Restrictions and forfeited conditions on Shares

7.1 Executive Performance Shares allocated to Holders on exercise of an Exercisable Right will be forfeited if the employment of the Holder is terminated for serious misconduct involving dishonesty.

8 Notice to Holder

8.1 If before the end of the Performance Period for an Executive Performance Right:

(a) an Event occurs; and

(b) the Board gives a notice under this term 8,

the Executive Performance Right will become an Exercisable Right.

9 Discretion in Board in certain circumstances

9.1 If an Event occurs, the Board has sole and absolute discretion in determining how the Executive Performance Rights may be dealt with, including but not limited to the following ways:

(a) determining that Executive Performance Rights become Exercisable Rights by giving a notice to Holders under term 8, which may specify a time

period within which those Exercisable Rights may be exercised;

(b) arranging for any new parent company of IAGL (or new parent of a former subsidiary of IAGL) (together, a "**Substituted Company**") to assume the obligations of IAGL under the Plan, to be bound by the terms of the Plan and any determination made by the Board prior to the date of such assumption, and to issue to the Holder shares in the Substituted Company on exercise of the Executive Performance Right or alternatively rights to acquire shares in the Substituted Company;

(c) conducting a buy-back of the Executive Performance Rights on terms to be set by the Board; or

(d) allowing a Holder affected by the Event to transfer their Executive Performance Rights.

9.2 For the purposes of term 9.1(b):

(a) where shares in a Substituted Company are to be issued on exercise of Executive Performance Rights following an Event occurring the Board will arrange for the Exercise Price of the Executive Performance Rights to be suitably adjusted prior to exercise and/or an appropriate number of Shares in the Substituted Company to be transferred and issued on exercise of the Executive Performance Rights, to reflect differences at that time in the fair values of the Shares in IAGL and Substituted Company, any foreign exchange effects and the capital structures of IAGL and Substituted Corporation; and

(b) where executive performance rights in another corporation are to be substituted for Executive Performance Rights following an Event occurring the Board will arrange for the number and terms of executive performance rights substituted, the exercise price of those executive performance rights and the number of shares in the other corporation into which the new executive performance rights are exercisable to as nearly as possible ensure the financial position of the Holder whose Executive Performance Rights are substituted remains the same as if they were able to exercise the substituted executive performance rights at the date of substitution.

9.3 The Board may provide notice to a Holder that some or all of the Executive Performance Rights have become Exercisable Rights, and impose conditions on exercise

of those Exercisable Rights, if:

(a) a subsidiary which employs a Holder is sold by the Group to a third party; or

(b) there is any reorganisation of the Group which results in a Holder ceasing to be an employee of a member of the Group.

10 Quotation of Executive Performance Rights and Executive Performance Shares

Executive Performance Rights will not be quoted on ASX. If the Executive Performance Shares to be allocated upon exercise of Exercisable Rights are not already listed for official quotation and Shares of IAGL are listed at that time, IAGL will make application to ASX for official quotation of the Executive Performance Shares to be allocated on the exercise of Exercisable Rights as soon as practicable after the Executive Performance Shares are allocated to the Holder.

11 Participation in future issues

Participation generally

11.1 A Holder may only participate in new issues of securities to holders of Shares if the Executive Performance Right has been exercised, if that is permitted by its terms, and the Executive Performance Shares in respect of the Executive Performance Right have been allocated before the record date for determining entitlements to the issue.

Bonus issues

11.2 If IAGL makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Executive Performance Shares have been allocated in respect of an Executive Performance Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Executive Performance Right will be altered as follows:

(a) the number of Executive Performance Shares which the Holder is entitled to have allocated on exercise of the Executive Performance Right(s) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Executive Performance Shares per Executive Performance Right which the Holder is entitled to have allocated on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(b) the Exercise Price of an Executive Performance Right will not be changed.

Share Rights issues

11.3 If IAGL makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Executive Performance Shares have been allocated in respect of an Executive Performance Right before the record date for determining entitlements to the issue then the exercise price per Executive Performance Right will not be changed.

The number of Executive Performance Shares which the Holder is entitled to have allocated on exercise of the Executive Performance Right will not change.

Aggregation

11.4 If Executive Performance Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have allocated under those Executive Performance Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

11.5 In the event of any reconstruction of the issued ordinary capital of IAGL the number of shares attaching to each Executive Performance Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAGL (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Executive Performance Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(i) Consolidation; and

(ii) Subdivision:

$$S = C \times \frac{B}{A};$$

(iii) Reduction of capital by return of share capital:

S = C;

(iv) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

S = C;

(v) Pro rata cancellation of fully paid ordinary shares (not within (iii) or (iv)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares in issue before the capital reconstruction;

B = The total number of Shares in issue after the capital reconstruction;

C = The number of Executive Performance Shares which the Holder is entitled to have allocated on exercise of an Executive Performance Right before the reconstruction;

S = The number of Executive Performance Shares which the Holder is entitled to have allocated on exercise of an Executive Performance Right after the reconstruction.

(vi) The Exercise Price of an Executive Performance Right will not be changed.

12 Lapse

A Holder may request that some or all of the Executive Performance Rights held by that Holder lapse.

13 Liability for tax

13.1 If IAGL, or any company in the Group which is the employer or former employer of a Holder ("**Employer Company**"), is obliged as a result of a Holder exercising an Executive Performance Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature ("**Tax**"), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

13.2 Where term 13.1 applies, the Trustee is not obliged to allocate Executive Performance Shares to the Holder on exercise of their Executive Performance Right unless IAGL is satisfied that arrangements have been made for reimbursement. The arrangements that IAGL may make include, without limitation, the sale of Executive Performance Shares allocated on exercise of the Holder's Executive Performance Rights.

14 Advice

IAGL must give notice to each Holder of any adjustment to the number of shares which the Holder is entitled to have allocated on exercise of an Executive Performance Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

15 Notices

Notices may be given by IAGL to the Holder in the manner prescribed by the constitution of IAGL for the giving of notices to members of IAGL and the relevant provisions of the constitution of IAGL apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAGL to a Holder.

16 Right to dividends

16.1 Subject to the terms of the deed, a Holder is entitled to receive all Cash Dividends paid on their Executive Performance Shares.

17. Bonus Shares

17.1 Subject to term 17.2, a Holder is entitled to any Bonus Shares which accrue to the Executive Performance Shares held by the Trustee on behalf of that Holder.

17.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Holder, who will be the beneficial owner of the Bonus Shares, until transferred or sold pursuant to term 6.

17.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Executive Performance Shares are deemed to be Executive Performance Shares for the purposes of this deed.

18. Share Rights

18.1 The Trustee will send a notice to a Holder of any Share Rights which accrue to Executive Performance Shares held by the Trustee on behalf of that Holder.

18.2 Within 7 days of receiving the notice referred to in term 18.1, the Holder may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Holder) to be the cost of transferring the shares or securities to the Holder.

18.3 If the Holder does not give a notice under term 18.2, the Trustee is entitled to sell the Rights.

18.4 Subject to term 18.5, if the Trustee sells the Share Rights in accordance with term 18.2 or term 18.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Holder.

18.5 If the Trustee acquires, on behalf of the Holder, a specified number of shares or securities pursuant to the Share Rights in accordance with term 18.2(b), the Trustee will transfer those shares or securities to the Holder. The Trustee may make it a condition of transfer that the Holder pay the cost of transfer (including stamp duty).

18.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Holder or not), the

Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Holder may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

19. Other accretions

19.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Holder.

20. Voting right

20.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Holder as well, so far as is practicable, relevant and lawful.

20.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Holder or the Holder's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Executive Performance Shares held by the Trustee on behalf of the Holder.

21. Right to attend, speak etc

21.1 The appointment of a Holder or the Holder's nominees as the Trustee's attorney as referred to in term 20.2 will, so far as practicable, relevant and lawful, entitle the Holder or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be

considered thereat.

22. Failure to provide information

22.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Holder nor will that invalidate or breach the provisions of term 20.1 or 20.2.

23. How Trustee votes

23.1 The Trustee will only cast a vote on any resolution in respect of Executive Performance Shares through its attorneys (or their nominees) appointed pursuant to term 20.2.

24. No claim

24.1 A Holder will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 20 to 23.

25 Interpretation

25.1 Subject to term 25.2, in this Schedule words and expressions which have a particular meaning under the Trust Deed have the same meaning and, in particular:

Base Date means the date determined by the Board set out in writing and communicated to the Holder when the Executive Performance Rights are granted to the Holder.

Commencement Date means the date on which Executive Performance Rights are granted to a Holder in accordance with clause 8B.6 of the Trust Deed.

Exercise Period is the period determined in accordance with term 4.1.

Exercise Price means nil unless some other exercise price is specified by the Board in accordance with this deed.

Exercisable Right means an Executive Performance Right that has become an Exercisable Right in accordance with term 4.3.

Holder means an Executive who is a holder of an Executive Performance Right.

Performance Hurdles means the performance hurdles determined by the Board pursuant to term 4.4 and notified to the Holder.

Performance Period means the period described in term 4.2A.

Term in respect of a grant of Executive Performance Rights, means the period of 10 years commencing on the Commencement Date.

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Withdrawal Request means a request by a Holder to the Trustee (in a form approved by the Board), including payment of any applicable reimbursement amount (contemplated under clause 3.7 of the Trust Deed) in relation to the withdrawal of the Executive Performance Shares, to:

(a) transfer to, or on behalf of, the Holder some or all of the Holder's Executive Performance Shares; or

(b) sell, on behalf of the Holder, some or all of the Holder's Executive Performance Shares.

25.2 In these terms "**Retirement**" has the following meaning which is different to the particular meaning under the Trust Deed:

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over provided the relevant body corporate agrees the Holder's cessation of employment constitutes retirement; otherwise the Holder's cessation of employment is deemed to be a resignation for the purposes of these terms.

25.3 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

25.4 Headings are inserted for convenience and do not affect the interpretation of these terms.

Executive Performance Rights Terms (International)

1 Entitlement

1.1 Each Executive Performance Right is a right of a Holder, subject to these terms, to be allocated one Executive Performance Share by the Trustee which will be held by the Trustee for the benefit of the Holder on the terms of this deed until transferred to the Holder or sold by the Trustee pursuant to term 6.

1.2 When the Executive Performance Rights held by a Holder become Exercisable Rights, the Holder may exercise the Exercisable Rights subject to these terms.

1.3 Executive Performance Shares allocated to the Holder by the Trustee on the exercise of Exercisable Rights and subsequently transferred to the Holder or sold by the Trustee pursuant to term 6 will rank pari passu with all existing Shares from the date of allocation and will be entitled in full to those dividends which have a record date for determining entitlements after the date of allocation of the Executive Performance Shares to the Holder.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring an Executive Performance Right. The Holder's rights are purely personal and contractual.

2 Lapse of Executive Performance Rights

2.1 Any Executive Performance Right that is:

(a) not exercised within the applicable Exercise Period; or

(b) transferred or purported to have been transferred without the Board's prior written consent,

will automatically lapse at the end of the relevant Exercise Period, or at the time of transfer or purported transfer (as applicable).

2.2 Upon the lapse of an Executive Performance Right under these terms, the Holder will have no further rights or entitlements in relation to that Executive Performance Right.

3 No transfers

3.1 Executive Performance Rights may not be transferred without the Board's prior written consent.

4 Conditions for exercise of Executive Performance Rights

4.1 An Executive Performance Right which is an

Deleted: 9113642_5

Exercisable Right (which has not lapsed) may be exercised by a Holder at any time before the end of the Exercise Period for the Executive Performance Right. Subject to the Board determining otherwise in relation to a particular grant of Executive Performance Rights, the date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Holder at the relevant time as described in Column 1 of the table.

Status of the Holder	**The Exercise Period for the Executive Performance Right ends on**
(i) For a continuing Employee	10 years after the Commencement Date
(ii) For a person who ceases to be an Employee in any of the following circumstances: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board	the day which is 90 days after the later of: (i) the end of the Performance Period; or (ii) the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).

Deleted: 9113642_5

Status of the Holder	The Exercise Period for the Executive Performance Right ends on
(iii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in circumstances other than:- (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; (e) with the approval of the Board.	the day which is 90 days after the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).

4.2 An Executive Performance Right will lapse depending on the status of the Holder as described in Column 1 of the table below, at the time described in Column 2 of the table below.

Status of the Holder	The day on which the Executive Performance Right lapses
(i) For a person who ceases to be an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is an Exercisable Right).

Status of the Holder	**The day on which the Executive Performance Right lapses**
(ii) For a person who ceases to be an Employee (in circumstances other than: (1) Retirement; (2) redundancy; (3) death; (4) Total and Permanent Disablement; (5) with the approval of the Board; or (6) serious misconduct involving dishonesty.)	- if the Executive Performance Right is not an Exercisable Right on the day the person is no longer an Employee, the date of ceasing to be an Employee. - if the Executive Performance Right is an Exercisable Right on the day the person ceases to be an Employee, the end of the Exercise Period.
(iii) In the case of a person who is a continuing Employee.	- if within 60 days after the end of the Performance Period for the Executive Performance Right the Executive Performance Right is not an Exercisable Right, the Executive Performance Right is deemed to have lapsed at the end of the Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Executive Performance Right is unexercised, the end of the Exercise Period.

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Status of the Holder	The day on which the Executive Performance Right lapses
(iv) In the case of any other person not covered in (i) (ii) or (iii)	- if the person requests that the Executive Performance Right lapses, the date the request is received by Trustee. - if within 60 days after the end of the Performance Period for the Executive Performance Right the Executive Performance Right is not an Exercisable Right, the Executive Performance Right is deemed to have lapsed at the end of the Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Executive Performance Right is unexercised, the end of the Exercise Period.

4.2A The Performance Period for an Executive Performance Right (which has not lapsed) commences on the Base Date and depending on the status of the Holder as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Holder	Date on which the Performance Period Ends
(i) For a continuing Employee.	5 years from the Base Date.

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Status of Holder	Date on which the Performance Period Ends
(ii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in any of the following circumstances: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board.	the later of: (i) 4 years from the Base Date; or (ii) 12 months from ceasing to be an Employee (but not later than 5years from the Base Date).

4.3 An Executive Performance Right (which has not lapsed) will become an Exercisable Right if either:

(a) Both of the following conditions are satisfied:

(i) the Performance Hurdles (if any) are satisfied; and

(ii) the Trustee gives notice to the Holder that the Executive Performance Right has become exercisable in accordance with these terms; or

(b) the Board gives a notice under term 8 to the Holder.

4.4 The Performance Hurdles (if any) will be as determined by the Board. If the Board determines that Performance Hurdles will apply to a grant of Executive Performance Rights, the Performance Hurdles will be set out in writing and communicated to the Holder when the Executive Performance Rights are granted to the Holder.

4.5 The Board has absolute discretion to determine the nature of the Performance Hurdles (if any), which shall apply to a grant of Executive Performance Rights. The Performance Hurdles may be based on:

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(a) relative total shareholder return of IAGL;

(b) return on equity, measured against IAGL's weighted average cost of capital; or

(c) any other criteria chosen by the Board and notified to the Holder upon a grant of Executive Performance Rights.

5 Exercise of Exercisable Rights

5.1 An Executive Performance Right is exercised by the holder lodging a notice of exercise of Executive Performance Right, together with the Exercise Price (if any) and any applicable reimbursement amount (contemplated under clause 3.7 of the Trust Deed) for each Executive Performance Share to be allocated on exercise, with the Trustee or such other person as the Board designates.

5.2 Executive Performance Rights must be exercised in multiples of 100, unless the Holder exercises all Executive Performance Rights able to be exercised at that time. The exercise of some Executive Performance Rights only does not affect the Holder's right to exercise other Executive Performance Rights at a later time.

5.3 Subject to the Corporations Act and the Listing Rules, on the exercise of Exercisable Rights in accordance with these terms the Trustee must hold the Executive Performance Shares allocated to the Holder upon exercise of the Exercisable Rights for the benefit of the Holder under the terms of this deed.

6 Transfer of Executive Performance Shares

6.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Executive Performance Share held pursuant to term 5.3 except in the circumstances set out in this term 6 or unless compelled by law.

6.2 The Holder must not assign, transfer, sell, encumber or otherwise deal with an Executive Performance Share or any legal or beneficial interest in an Executive Performance Share:

(a) unless and until the Executive Performance Share has been transferred to the Holder in accordance with this term 6; or

(b) except in the circumstances set out in this term 6.

6.3 A Holder may submit a Withdrawal Request to the Trustee at any time after it has exercised Exercisable Rights under term 5.2 and been allocated Executive Performance Shares to either:

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(a) arrange, through the Trustee, the sale of all Executive Performance Shares held by the Trustee on behalf of the Holder; or

(b) transfer the Executive Performance Shares held on behalf of the Holder to the Holder.

6.4 A Holder may not submit a Withdrawal Request in relation to an Executive Performance Share under these terms if the Executive Performance Share has been forfeited.

6.5 If, in the opinion of the Board, a Holder has committed (or it is evident the Holder intends to commit), any act (whether by omission or commission) which amounts or would amount to serious misconduct involving dishonesty the Board may determine that any or all of the Holder's Executive Performance Shares are forfeited.

6.6 A Holder may not submit a Withdrawal Request if the Holder is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Holder is deceased, the Holder's estate is bankrupt.

6.7 Executive Performance Shares forfeited under this term 6, will be treated as an accretion to the Trust.

6.8 The Board must reject a Withdrawal Request in relation to the Holder's Executive Performance Shares if the Board determines that a Holder's employment may be terminated by their Employer (or that the Holder may terminate their employment with the Group) in circumstances which may involve serious misconduct.

6.9 If the Trustee does not receive a Withdrawal Request in accordance with term 6.2 during the Term, then the Trustee may transfer the Executive Performance Shares held on behalf of the Holder to the Holder at the end of the Term.

The Holder irrevocably directs the Trustee to sell, following the end of the Term, such number of Executive Performance Shares held by the Trustee on behalf of the Holder as is necessary to satisfy any costs associated with the transfer of Executive Performance Shares made or to be made in accordance with term 6.

6.10 Where the Trustee sells Executive Performance Shares under this term 6, the Trustee:

(a) has no obligation to maximise the sale price of the

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Executive Performance Shares;

(b) may sell the Executive Performance Shares with other Shares (whether or not held for a particular Holder); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to a Holder, may:

(i) deduct any costs of the sale or costs of the transfer of any Executive Performance Shares made or to be made to the Holder before making a payment to the Holder; and

(ii) attribute a sale price to each Executive Performance Share as the Trustee considers appropriate.

6.11 A Holder will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 6.

6.12 The requirement or right to transfer Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

7 Restrictions and forfeited conditions on Shares

7.1 Executive Performance Shares allocated to Holders on exercise of an Exercisable Right will be forfeited if the employment of the Holder is terminated for serious misconduct involving dishonesty.

8 Notice to Holder

8.1 If before the end of the Performance Period for an Executive Performance Right:

(a) an Event occurs; and

(b) the Board gives a notice under this term 8,

the Executive Performance Right will become an Exercisable Right.

9 Discretion in Board in certain circumstances

9.1 If an Event occurs, the Board has sole and absolute discretion in determining how the Executive Performance Rights may be dealt with, including but not limited to the following ways:

(a) determining that Executive Performance Rights become Exercisable Rights by giving a notice to Holders under term 8, which may specify a time period within which those Exercisable Rights may

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be exercised;

(b) arranging for any new parent company of IAGL (or new parent of a former subsidiary of IAGL) (together, a "**Substituted Company**") to assume the obligations of IAGL under the Plan, to be bound by the terms of the Plan and any determination made by the Board prior to the date of such assumption, and to issue to the Holder shares in the Substituted Company on exercise of the Executive Performance Right or alternatively rights to acquire shares in the Substituted Company;

(c) conducting a buy-back of the Executive Performance Rights on terms to be set by the Board; or

(d) allowing a Holder affected by the Event to transfer their Executive Performance Rights.

9.2 For the purposes of term 9.1(b):

(a) where shares in a Substituted Company are to be issued on exercise of Executive Performance Rights following an Event occurring the Board will arrange for the Exercise Price of the Executive Performance Rights to be suitably adjusted prior to exercise and/or an appropriate number of Shares in the Substituted Company to be transferred and issued on exercise of the Executive Performance Rights, to reflect differences at that time in the fair values of the Shares in IAGL and Substituted Company, any foreign exchange effects and the capital structures of IAGL and Substituted Corporation; and

(b) where executive performance rights in another corporation are to be substituted for Executive Performance Rights following an Event occurring the Board will arrange for the number and terms of executive performance rights substituted, the exercise price of those executive performance rights and the number of shares in the other corporation into which the new executive performance rights are exercisable to as nearly as possible ensure the financial position of the Holder whose Executive Performance Rights are substituted remains the same as if they were able to exercise the substituted executive performance rights at the date of substitution.

9.3 The Board may provide notice to a Holder that some or all of the Executive Performance Rights have become Exercisable Rights, and impose conditions on exercise of those Exercisable Rights, if:

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(a) a subsidiary which employs a Holder is sold by the Group to a third party; or

(b) there is any reorganisation of the Group which results in a Holder ceasing to be an employee of a member of the Group.

10 Quotation of Executive Performance Rights and Executive Performance Shares

Executive Performance Rights will not be quoted on ASX. If the Executive Performance Shares to be allocated upon exercise of Exercisable Rights are not already listed for official quotation and Shares of IAGL are listed at that time, IAGL will make application to ASX for official quotation of the Executive Performance Shares to be allocated on the exercise of Exercisable Rights as soon as practicable after the Executive Performance Shares are allocated to the Holder.

11 Participation in future issues

Participation generally

11.1 A Holder may only participate in new issues of securities to holders of Shares if the Executive Performance Right has been exercised, if that is permitted by its terms, and the Executive Performance Shares in respect of the Executive Performance Right have been allocated before the record date for determining entitlements to the issue.

Bonus issues

11.2 If IAGL makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Executive Performance Shares have been allocated in respect of an Executive Performance Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Executive Performance Right will be altered as follows:

(a) the number of Executive Performance Shares which the Holder is entitled to have allocated on exercise of the Executive Performance Right(s) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Executive Performance Shares per Executive Performance Right which the Holder is entitled to have

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allocated on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(b) the Exercise Price of an Executive Performance Right will not be changed.

Share Rights issues

11.3 If IAGL makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Executive Performance Shares have been allocated in respect of an Executive Performance Right before the record date for determining entitlements to the issue then the exercise price per Executive Performance Right will not be changed.

The number of Executive Performance Shares which the Holder is entitled to have allocated on exercise of the Executive Performance Right will not change.

Aggregation

11.4 If Executive Performance Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have allocated under those Executive Performance Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

11.5 In the event of any reconstruction of the issued ordinary capital of IAGL the number of shares attaching to each Executive Performance Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAGL (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Executive Performance Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the

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reconstruction will be determined by the following formulae:

(i) Consolidation; and

(ii) Subdivision:

$$S = C \times \frac{B}{A};$$

(iii) Reduction of capital by return of share capital:

S = C;

(iv) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

S = C;

(v) Pro rata cancellation of fully paid ordinary shares (not within (iii) or (iv)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares in issue before the capital reconstruction;

B = The total number of Shares in issue after the capital reconstruction;

C = The number of Executive Performance Shares which the Holder is entitled to have allocated on exercise of an Executive Performance Right before the reconstruction;

S = The number of Executive Performance Shares which the Holder is entitled to have allocated on exercise of an Executive Performance Right after the reconstruction.

(vi) The Exercise Price of an Executive Performance Right will not be changed.

12 Lapse

A Holder may request that some or all of the Executive Performance Rights held by that Holder lapse.

13 Liability for tax

13.1 If IAGL, or any company in the Group which is the employer or former employer of a Holder ("**Employer**

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Company"), is obliged as a result of a Holder exercising an Executive Performance Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature ("**Tax**"), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

13.2 Where term 13.1 applies, the Trustee is not obliged to allocate Executive Performance Shares to the Holder on exercise of their Executive Performance Right unless IAGL is satisfied that arrangements have been made for reimbursement. The arrangements that IAGL may make include, without limitation, the sale of Executive Performance Shares allocated on exercise of the Holder's Executive Performance Rights.

14 Advice

IAGL must give notice to each Holder of any adjustment to the number of shares which the Holder is entitled to have allocated on exercise of an Executive Performance Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

15 Notices

Notices may be given by IAGL to the Holder in the manner prescribed by the constitution of IAGL for the giving of notices to members of IAGL and the relevant provisions of the constitution of IAGL apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAGL to a Holder.

16 Right to dividends

16.1 Subject to the terms of the deed, a Holder is entitled to receive all Cash Dividends paid on their Executive Performance Shares.

17. Bonus Shares

17.1 Subject to term 17.2, a Holder is entitled to any Bonus Shares which accrue to the Executive Performance Shares held by the Trustee on behalf of that Holder.

17.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Holder, who will be the beneficial owner of the Bonus Shares, until transferred or sold pursuant to term 6.

17.3 Upon allotment to the Trustee:

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(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Executive Performance Shares are deemed to be Executive Performance Shares for the purposes of this deed.

18. Share Rights

18.1 The Trustee will send a notice to a Holder of any Share Rights which accrue to Executive Performance Shares held by the Trustee on behalf of that Holder.

18.2 Within 7 days of receiving the notice referred to in term 18.1, the Holder may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Holder) to be the cost of transferring the shares or securities to the Holder.

18.3 If the Holder does not give a notice under term 18.2, the Trustee is entitled to sell the Rights.

18.4 Subject to term 18.5, if the Trustee sells the Share Rights in accordance with term 18.2 or term 18.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Holder.

18.5 If the Trustee acquires, on behalf of the Holder, a specified number of shares or securities pursuant to the Share Rights in accordance with term 18.2(b), the Trustee will transfer those shares or securities to the Holder. The Trustee may make it a condition of transfer that the Holder pay the cost of transfer (including stamp duty).

18.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Holder or not), the Trustee:

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(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Holder may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

19. Other accretions

19.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Holder.

20. Voting right

20.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Holder as well, so far as is practicable, relevant and lawful.

20.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Holder or the Holder's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Executive Performance Shares held by the Trustee on behalf of the Holder.

21. Right to attend, speak etc

21.1 The appointment of a Holder or the Holder's nominees as the Trustee's attorney as referred to in term 20.2 will, so far as practicable, relevant and lawful, entitle the Holder or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

22. Failure to provide information

22.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Holder nor will that invalidate or breach the provisions of term 20.1 or 20.2.

23. How Trustee votes

23.1 The Trustee will only cast a vote on any resolution in respect of Executive Performance Shares through its attorneys (or their nominees) appointed pursuant to term 20.2.

24. No claim

24.1 A Holder will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 20 to 23.

25. Regulatory Condition

25.1 Notwithstanding anything else in these terms, but subject to term 25.2:

(a) an Executive Performance Right does not become an Exercisable Right;

(b) an Exercisable Right cannot be exercised; or

(c) Shares cannot be transferred to the Holder,

if there is a Regulatory Condition in existence at that time in relation to that action or event.

25.2 The Trustee may, in its absolute discretion, waive any Regulatory Condition. If the Trustee does not waive a Regulatory Condition, it will use reasonable endeavours to deliver to the Holder a similar (but not identical) value to that which the Holder would have been entitled had there been no Regulatory Condition.

26 Interpretation

26.1 Subject to term 26.2, in this Schedule words and expressions which have a particular meaning under the Trust Deed have the same meaning and, in particular:

Base Date means the date determined by the Board set out in writing and communicated to the Holder when the Executive Performance Rights are granted to the Holder.

Commencement Date means the date on which Executive Performance Rights are granted to a Holder in accordance with clause 8B.6 of the Trust Deed.

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Exercise Period is the period determined in accordance with term 4.1.

Exercise Price means nil unless some other exercise price is specified by the Board in accordance with this deed.

Exercisable Right means an Executive Performance Right that has become an Exercisable Right in accordance with term 4.3.

Holder means an Executive who is a holder of an Executive Performance Right.

Performance Hurdles means the performance hurdles determined by the Board pursuant to term 4.4 and notified to the Holder.

Performance Period means the period described in term 4.2A.

Regulatory Condition means in relation to any matter regarding the vesting or exercise of an Executive Performance Right, the Trustee determines that a law, regulation or official, party organ or administrative pronouncement or action, or any judicial decision interpreting or applying such laws, regulations or pronouncements is made or in existence which means that:

(a) the vesting or exercise of an Executive Performance Right is not permitted; or

(b) requirements could be imposed in relation to that vesting or exercise which the Trustee or the Group determine, in their absolute discretion, to be unacceptable; or

(c) requirements could be imposed on the Holder in relation to that vesting or exercise which the Trustee or the Group determine, in their absolute discretion, have not been complied with to their satisfaction.

Term, in respect of a grant of Executive Performance Rights, means the period of 10 years commencing on the Commencement Date.

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

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Withdrawal Request means a request by a Holder to the Trustee (in a form approved by the Board), including payment of any applicable reimbursement amount (contemplated under clause 3.7 of the Trust Deed) in relation to the withdrawal of the Executive Performance Shares, to:

(a) transfer to, or on behalf of, the Holder some or all of the Holder's Executive Performance Shares; or

(b) sell, on behalf of the Holder, some or all of the Holder's Executive Performance Shares.

26.2 In these terms **"Retirement"** has the following meaning which is different to the particular meaning under the Trust Deed:

Retirement in relation to a Holder means, subject to local legislation, retirement by the Holder from employment of any body corporate in the Group at age 55 or over provided the relevant body corporate agrees the Holder's cessation of employment constitutes retirement; otherwise the Holder's cessation of employment is deemed to be a resignation for the purposes of these terms.

26.3 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

26.4 Headings are inserted for convenience and do not affect the interpretation of these terms.

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a Shared future

IAG DEFERRED AWARD RIGHTS PLAN – 2008 OFFER

EXPLANATORY BOOKLET - INTERNATIONAL

IAG
Insurance Australia Group

INSURANCE AUSTRALIA GROUP LIMITED ABN 60 090 739 923

Deferred Award Rights Plan – 2008 Offer

IMPORTANT DATES

MONDAY 8 SEPTEMBER 2008

Offer Opens	An invitation e-mail will be sent to confirm the Deferred Award Rights (DARs) offer is open. You may apply for DARs by completing the online Application Form on the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag/lti

WEDNESDAY 17 SEPTEMBER 2008

Offer Closes	You must complete your online Application Form by 5pm today. Any paper Application Forms must also be received by 5pm today.

THURSDAY 18 SEPTEMBER 2008

Allocation Date	Deferred Award Rights allocated to participants.

NEED HELP?

If you need help with your application after reading this booklet, you can contact Computershare on [illegible] 415 4160 between 8.30 am and 7 pm (Sydney time) Monday to Friday.

CONTENTS

Insurance Australia Group

NRMA INSURANCE SGIO SGIC CGU Swann Insurance STATE

SECTION 1

Deferred Award Rights and IAG performance

Deferred Award Rights (DARs) recognise your outstanding contribution and importance to the future success of IAG. DARs create a direct link between your remuneration and the returns we deliver to our shareholders.

The value of your DARs when they become exercisable will be determined by IAG's share price performance. It is therefore important to understand what drives IAG's share price and how the market, and analysts in particular, value our company. This, in turn, will enhance your understanding of how you can contribute to maximising return to our shareholders.

what impacts the value of IAG shares?

There are three main factors that analysts take into account in valuing the shares of a company. These are:

1. The financial performance of the company;
2. Broader performance issues; and
3. External factors (such as market conditions).

These factors are described in the following tables.

FINANCIAL PERFORMANCE

The main aspects of financial performance that are considered by the investment community in valuing IAG shares are based on profitability - both past and future - and the expected future income stream of dividends.

Other aspects of financial performance that analysts consider include:

Cash flows generated and expected to be generated in future periods by core operations;

A ***price to earnings ratio*** - this is usually calculated as a multiple of the insurance profit;

Volatility of earnings;

Valuation of ***other assets***. In IAG's case, this includes its underwriting businesses and the capital backing the business; and

A ***risk*** factor - how much more risky do investors consider investing in IAG versus investing in an Australian government bond. The greater the relative risk, the greater the return an investor will demand.

BROADER PERFORMANCE ISSUES

Qualitative factors considered in determining the value of IAG shares include:

The ***performance*** of IAG relative to other insurers and Australian listed companies;

Our track record of ***delivering on promises*** and a ***clear strategy*** on how we will continue to deliver;

Stability and Integrity of the Board and management, and consistency of the views taken by the company on various issues; and

Dividend policy - a regular income stream is important for many investors.

EXTERNAL FACTORS

External factors that influence an insurer's value include:

Ability to maintain and grow margins and volumes in certain market conditions;

Investment market conditions (as insurers have high levels of investments);

Perceived impact of economic cycles or exchange rates; and

Perceived impact of regulatory changes.

As a participant in the Plan, you will have access to information on a regular basis concerning IAG's share price. The current trading price of IAG shares is available on 'InsideIAG'.

SECTION 2

how to apply for Deferred Award Rights

If you are eligible to apply for Deferred Award Rights (DARs), you will receive an e-mail containing information on how to complete the online application.

In general, you should apply for DARs by completing the online Application Form on the website at **http://www.computershare.com/employee/au/iag/lti**

The website is administered by Computershare Plan Managers and contains all Plan and Offer documents.

You must complete and submit your application for Deferred Award Rights by 5pm AEST on 17 September 2008.

Completing the Online Application

STEP 1: ACCESS THE COMPUTERSHARE WEBSITE

Click on the website link: **www.computershare.com/employee/au/iag/lti** if you are viewing this document electronically.
Alternatively, type the website address directly into the address line of your internet browser

STEP 2: LOGIN AND COMPLETE THE ONLINE APPLICATION

You will be led through a number of steps to apply for DARs. Completing these steps should take approximately 5 minutes. Follow the on-screen instructions to login to the Offer and the online application and enter or confirm the required information.

1 To login you will need the following information:

Your payroll number

Your Computershare website password, which was included in your invitation e-mail sent to you by Computershare

Your tax file number (optional)* — *This information is optional. [illegible] already hold ordinary IAG shares or participate in [illegible] Employee Share Plan and have previously provided this information, it should be shown as "Quoted" [illegible] the TFN field.

2. Confirm the details displayed on the confirmation screen are correct and submit

STEP 3: APPLICATION CONFIRMATION

Once you complete and submit the online application, you will be provided with a confirmation number and an e-mail will be sent to your nominated e-mail address, to confirm your application has been completed.

Paper Application Forms

If you cannot complete an online application, and require a paper Application Form and Offer documents, please contact Jacqui Connellan, Senior Advisor Share Plans. Contact details are provided on page 11.

Current IAG Shareholders and Share Rights Plan Participants

If you are an existing IAG shareholder, DARs Plan participant or other IAG Employee Share Plan participant, and your HR payroll number, and full name matches the Computershare records for these holdings, we have linked your online application with these existing holdings.

This means your online application will display the TFN status held by Computershare.

Should you change any of these existing details as part of your online application, your Computershare records for these holdings will be updated automatically.

SECTION 3

how the Plan works - summary

GRANT

Your invitation to apply for DARs accompanies this booklet.

If you wish to accept the invitation, complete the **online** application for DARs on the website at **http://www.computershare.com/employee/au/iag/lti** by the due date (17 September 2008). If you cannot apply on the website you can request a paper Application Form.

You will be granted Deferred Award Rights upon acceptance of your application by the Trustee.

See Page 4

DARs EXCERCISABLE

If you remain employed by the Group, DARs will become exercisable in tranches as follows:

- 50% on 1 July 2009
- 30% on 1 July 2010
- 20% on 1 July 2011

DARs may become exercisable earlier if:

- your employment ceases for reasons including redundancy, retirement, Total and Permanent Disablement, death or with approval of the Board;
- the trustee notifies you that an Event has occurred.

LAPSE / CEASE EMPLOYMENT
DARs lapse if you cease employment prior to DARs becoming exercisable.

See Page 5

EXERCISE

Once DARs have become exercisable, you can generally exercise them at any time before the tenth anniversary of the Commencement Date, unless they lapse earlier (eg. if you cease employment with the Group).

Refer to the table on page 7 for more information.

See Pages 6

LAPSE/CEASE EMPLOYMENT

For information on what happens to your DARs if you cease employment refer to the table on page 7.

Where DARs are exercisable, typically DARs may be exercised for 90 days after you cease to be an Employee.

Any DARs that you have not exercised will lapse at the end of ten years from the date they were granted or 90 days after you cease to be an Employee.

See Page 7

how the Plan works - grant

WHAT IS A DEFERRED AWARD RIGHT (DAR) ?

A DAR is a right to acquire one ordinary share in IAG from the Trustee of the Plan. A DAR may be exercised in order to receive one share if the right has become exercisable and has not lapsed.

Until you exercise your rights and acquire shares, a DAR will not give you a legal or beneficial interest in any IAG shares and you will not be able to participate in dividends or other shareholder benefits (including voting).

WHAT IS THE DEFERRED AWARD RIGHTS PLAN?

The Plan is an employee share rights plan designed to link your remuneration to the returns delivered to IAG shareholders.

The Plan is governed by the Deferred Award Rights Terms and the IAG Share and Performance Award Rights Plans Trust Deed.

WHO CAN PARTICIPATE IN THE PLAN?

Executives, senior managers and other key employees are nominated by direct reports to the Chief Executive Officer of IAG, and approved by the Chief Executive Officer of IAG, to participate in the Plan.

Participants have been selected in light of their contribution to the Group and importance to the Group's future success. The Nomination, Remuneration & Sustainability Committee approves the participation of each individual in the Plan.

WHAT ARE THE OBJECTIVES OF THE PLAN?

The Plan is a key component of our executive remuneration strategy. The Plan allows you to acquire shares in IAG after a qualifying service period has been satisfied. The Plan recognises your contribution to the Group and will allow you to share in wealth you help the Group create.

DO I HAVE TO PAY ANYTHING TO PARTICIPATE IN THE PLAN?

You are not required to pay anything to acquire DARs under the Plan. Should your DARs become exercisable, you will have the opportunity to acquire shares in IAG from the Trustee by paying a nominal exercise price (AUD$1) in total for all the DARs which are exercised at any one time. A share registry administration fee is payable by you to Computershare for each transfer. As a guide, the fee is presently AUD$66 inclusive of GST. This fee is reviewed from time to time and will be payable directly to Computershare.

HOW DO I PARTICIPATE IN THE PLAN?

If you wish to accept your invitation to participate in the Plan and be granted DARs, you will need to complete the online application on the Computershare website at:
www.computershare.com/employee/au/iag/lti, or complete a paper Application Form if you cannot access the website.

Online applications must be submitted by 5pm AEST on 17 September 2008. Paper Application Forms must also be received by this time.

WHEN WILL I RECEIVE MY DEFERRED AWARD RIGHTS?

It is expected that DARs will be allocated to you on or about 18 September 2008. You will receive a statement from Computershare confirming your allocation, shortly after that time.

how the Plan works - vesting period and DARs become exercisable

WHEN WILL MY DARS BECOME EXERCISABLE?

DARs will become exercisable in tranches, subject to you continuing as an employee of the Group, as follows:

- 50% on 1 July 2009
- 30% on 1 July 2010
- 20% on 1 July 2011.

IN WHAT OTHER CIRCUMSTANCES CAN MY DARS BECOME EXERCISABLE?

DARs may become exercisable if you cease to be an employee of the Group in special circumstances, including redundancy, Retirement, Total and Permanent Disablement, death or with approval of the Board. Please refer to the table on page 7 for more information.

DARs may also become exercisable if you are notified that an Event specified in the DARs Terms has occurred. Events can include a takeover offer for IAG. For more information refer to clause 2.1 of the Deferred Award Rights Terms.

WHAT HAPPENS IF I CEASE EMPLOYMENT WITH IAG?

The cessation of your employment with the Group will impact your DARs.

What happens will depend upon whether your DARs have become exercisable prior to you ceasing employment and the reasons why you cease employment. Please refer to page 7 for more information.

how the Plan works - exercise

HOW DO I CONVERT MY DEFERRED AWARD RIGHTS INTO IAG SHARES?

Shares in IAG will be transferred to you from the Trustee of the Plan when you exercise your DARs (the Trustee will notify you when they are exercisable).

You may exercise some or all of your DARs which have become exercisable by:

1. Lodging a notice of exercise of DARs (in multiples of 100) with the Trustee; and
2. Paying the exercise price, which is AUD$1 in total for all the DARs which are exercised at any one time; and
3. Paying an administration fee for each transfer of shares from the Trustee to you. At present, the fee is AUD$66 (inclusive of GST) and will be payable to Computershare. Fees may be subject to change.

HOW MANY IAG SHARES WILL I RECEIVE?

Generally, you will receive one share for each DAR exercised.

Where IAG undertakes any bonus issues or capital reconstructions (eg. share splits or consolidations), the number of shares to which you will be entitled when you exercise your DARs will be adjusted in accordance with ASX requirements (further details are provided in the Deferred Award Right Terms).

CAN I ASSIGN OR TRANSFER THE DEFERRED AWARD RIGHTS I RECEIVE TO ANOTHER INDIVIDUAL?

No. However, you will be able to transfer or sell the shares you receive upon exercise of your DARs, subject to complying with laws relating to insider trading and the Security Trading Policy.

WHEN IS THE LAST TIME I CAN EXERCISE MY DARS?

Once your DARs have become exercisable you must exercise them no later than:

- 10 years from the Commencement Date (for continuing employees), or
- 90 days after your employment ceases

or your DARs will lapse

Please refer to the table on page 7 for more information.

how the Plan works - lapse/cease employment

IF I CONTINUE TO BE AN EMPLOYEE OF IAG, WHEN WILL MY DEFERRED AWARD RIGHTS LAPSE?

If you continue to be an Employee of the Group, any unexercised DARs will lapse 10 years from the Commencement Date. Different arrangements apply if you cease employment.

WHAT HAPPENS IF I LEAVE IAG?

The cessation of your employment with the Group will impact your DARs.

What happens will generally depend upon:

- whether your DARs have become exercisable prior to you ceasing employment; and
- the reasons why you cease employment.

This is explained in the following table:

Resignation or termination of employment with a company in the Group (other than in special circumstances described below).	DARs lapse on the date you cease to be an Employee.	You may exercise DARs until the earlier of: 90 days from the date you cease to be an Employee, and 10 years from the Commencement Date. Any unexercised DARs lapse 90 days after the date you cease to be an Employee.
Termination of employment with a company in the Group in special circumstances described below.	DARs become exercisable on the date you cease to be an Employee. You may exercise DARs within 90 days of the date you cease to be an Employee (but not later than 10 years from the Commencement Date). Typically, unexercised DARs lapse 90 days after the date you cease to be an Employee.	
Termination for serious misconduct.	All DARs lapse on the date you cease to be an Employee, whether exercisable or not	

[illegible]

WHAT ARE SPECIAL CIRCUMSTANCES?

Special circumstances include redundancy, Retirement, death, Total and Permanent Disablement or with the approval of the Board.

Note: Participation in the Plan does not provide a guarantee of continued employment with the Group and does not affect any right that the Group may have to terminate your employment.

[illegible]

SECTION 4

taxation summary - international

International supplementary documents have been prepared and form part of your Offer documents. They assume that you are, and remain, a local resident for taxation purposes. The following country guides are available:

United Kingdom

China

Thailand

Singapore

It is important for you to refer to your relevant country document for guidance. The information is general in nature and is intended to be a reference that you can provide to your taxation advisor.

It is strongly recommended that you seek professional advice in relation to your personal circumstances.

SECTION 5

how to get more information

where can I find more information?

Further information can be found in the following Deferred Award Rights Plan documents:

- Deferred Award Rights Terms; and
- Trust Deed.

Plan information and documents are available on insideIAG and from Group Performance & Reward (contact details below).

you can also contact

JACQUI CONNELLAN

Senior Adviser Share Plans
Phone: +61 2 [illegible]
email: jacqui.connellan@iag.com.au

ALEX CHRISTIE

Head of Performance & Reward
email: alex.christie@iag.com.au

CRAIG HESPE

Head of Group Taxation
email: craig.hespe@iag.com.au

SECTION 6

Deferred Award Rights Terms DAR series 2

1. ENTITLEMENT

1.1 Subject to term 7, each Deferred Award Right entitles the Holder to acquire credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No. of Deferred Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Deferred Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Deferred Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Deferred Award Right. The Holder's rights are purely personal and contractual.

2. CONDITIONS UNDER WHICH DEFERRED AWARD RIGHTS BECOME EXERCISABLE

2.1 Unless a Deferred Award Right lapses in accordance with term 3.3, it becomes an Exercisable Right upon the first occurring circumstance described in Column 1 of the table set out below. The date the Exercise Period commences is the corresponding date described in Column 2 of the table.

(a) Subject to term 2.1 (c) and (d) the expiration of the period declared by the Board in relation to each grant of Deferred Award Rights. For each grant of Deferred Award Rights, the Board may declare that the Deferred Award Rights become Exercisable Rights in tranches	The date(s) that the Board declares in relation to the grant of Deferred Award Rights.
(b) Where the Holder ceases to be an Employee due to resignation and Deferred Award Rights under term 2.1(a) during the Employee's contractual notice period.	The date the Deferred Award Rights become Exercisable Rights.
(c) The Holder ceases to be an Employee in any of the following circumstances: (i) Retirement; (ii) redundancy, (iii) death; (iv) Total and Permanent Disablement; or (iv) with the approval of the Board.	The date the Holder ceases to be an Employee.

(d) Both of the following conditions are satisfied: (i) any of the following occur after the Board invites Executives, under caluse 8A of the Trust Deed, to make an offer to the Trustee for Deferred Award Rights, and before the Deferred Award Rights lapse: (A) a Takeover Bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board); (B) a statement is lodged with ASX to the effect that a person has voting power in not less than 30% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board); (C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies; (D) IAG passes a resolution for voluntary winding up: or (E) an order is made for the compulsory winding up of IAG; and (ii) the Board determines that the Deferred Award Right is exercisable due to the occurrence of any event described in paragraph (i) and, under this term, gives a notice to the Trustee that the Deferred Award Right is an Exercisable Right and that the Exercise Period has commenced.	The date the Board gives the notice referred to in term 2.1 (d)(ii).

2.2 the Trustee gives notice to the Holder that the Deferred Award Right has become an Exercisable Right within 28 days of the date the Deferred Award Right becoming an Exercisable Right, irrespective of whether there is a Regulatory Condition

3 EXERCISE PERIOD AND LAPSE OF DEFERRED AWARD RIGHTS

3.1 A Deferred Award Right which is an Exercisable Right may be exercised by a Holder at any time during the Exercise Period for that Deferred Award Right. The Deferred Award Right lapses at the end of its Excrcise Period as determined in accordance with term 3.2 and cannot be exercised after that time.

3.2 The Exercise Period for a Deferred Award Right commences on the relevant date determined in accordance with term 2.1 and ends on the earlier of:

(a) the date that is 10 years after the Commencement Date;

(b) if the Holder ceases to be an Employee (other than due to serious misconduct), the date which is 90 days after the date on which the Holder ceases to be an Employee; or

(c) the date (if any) the Deferred Award Right lapses in accordance with term 3.3

3.3 If a circumstance described in Column 1 of the table set out below applies to the Holder of a Deferred Award Right, the Deferred Award Right lapses on the date specified in Column 2 of the table. A Deferred Award Right cannot become exercisable after it lapses.

(a) Where the Holder ceases to be an Employee due to resignation, to the extent the Deferred Award Right is not an Exercisable Right at cessation.	The date the Holder ceases to be an Employee.
(b) The Holder ceases to be an Employee: (i) other than in a circumstance described in term 2.1(b) and the Deferred Award Right is not an Exercisable Right at cessation; or (ii) due to serious misconduct regardless of whether the Deferred Award Right is an Exercisable Right at cessation.	The date the Holder ceases to be an Employee.
(c) The Holder requests by notice to the Trustee under term 8 that the Deferred Award Right lapses.	The date the Trustee receives the notice.

4 METHOD OF EXERCISE OF DEFERRED AWARD RIGHTS

4.1 A Deferred Award Right is exercised by the Holder lodging a notice of exercise of Deferred Award Right, together with the exercise price and any applicable reimbursement amount (contemplated under clause 7 of the Trust Deed) for [illegible] Share to be transferred on exercise, with the Trustee or such other [illegible] designates

4.2 Deferred Award Rights must be exercised in multiples of 100, unless the Holder exercises all Deferred Award Rights able to be exercised at that time. The exercise of some Deferred Award Rights only does not affect the Holder's right to exercise other Deferred Award Rights at a later time.

5 NO TRANSFERS

Deferred Award Rights may not be transferred.

6 QUOTATION OF DEFERRED AWARD RIGHTS AND SHARES

Deferred Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Deferred Award Rights are not already [illegible] for official quotation [illegible] Shares [illegible], IAG will make application to ASX for official quotation of Shares transferred on the exercise of Deferred Award Rights [illegible] practicable after the Shares [illegible]

7 PARTICIPATION IN FUTURE ISSUES

Participation generally

7.1 A Holder may only participate in [illegible] of securities to [illegible] of Shares [illegible] Deferred Award Rights [illegible] if that is permitted by the terms [illegible] Shares in [illegible] Deferred [illegible] [illegible]

record date for determining entitlements to the issue.

Bonus issues

7.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Deferred Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right (S) is determined by the formula:

$S = N + (N \times R)$

where:

N = The number of Shares per Deferred Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Deferred Award Right will not be changed.

Share Rights issues

7.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the issue then the exercise price per Deferred Award Right will not be changed.

The number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right will not change.

Aggregation

7.4 If Deferred Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Deferred Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Deferred Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Deferred Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation: and

(b) Subdivision:

$$S = C \times \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

$$S = C$$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S \quad C;$$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right after the reconstruction.

The exercise price per Deferred Award Right will not be changed.

8 LAPSE

A Holder may request by notice to the Trustee that some or all of the Deferred Award Rights held by that Holder lapse.

9 LIABILITY FOR TAX

9.1 If IAG, or any company in the Group which is the employer or former employer of a Holder ("Employer Company"), is obliged as a result of a Holder exercising a Deferred Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature ("Tax"), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Deferred Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Deferred Award Right.

10 ADVICE

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

11 NOTICES

Notices may be given by IAG to the Holder in the manner prescribed by the constitution of IAG for the giving of notices to members of IAG and the relevant provisions of the constitution apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

12 REGULATORY CONDITION

12.1 Notwithstanding anything else in these terms, but subject to term 12.2

(a) a Deferred Award Right does not become an Exercisable Right:

(b) an Exercisable Right cannot be exercised; or

(c) Shares cannot be transferred to the Holder,

if there is a Regulatory Condition in existence at that time in relation to that action or event.

12.2 The Trustee may, in its absolute discretion, waive any Regulatory Condition. If the Trustee does not waive a Regulatory Condition it will use reasonable endeavours to deliver to the Holder a similar (but not identical) value to that which the Holder would have been entitled had there been no Regulatory Condition.

13 INTERPRETATION

13.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and, in particular:

ASX means ASX Limited.

Base Date means the date determined by the Board for the purposes of these terms.

Board means the board of directors of IAG.

Commencement Date means the date on which the Deferred Award Rights are issued to the Holder in accordance with clause 8A.6 of the Trust Deed or such earlier date determined by the Board.

Corporations Act means the Corporations Act 2001 (Cth);

Employee means a person who is a full time or part time employee of any body corporate within the Group.

Exercisable Right means a Deferred Award Right that is exercisable in accordance with these terms and has not lapsed.

Exercise Period for a Deferred Award Right is the period commencing on the date determined in accordance with term 2.1 and ending on the date determined in accordance with term 3.2.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Deferred Award Right.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

Listing Rules means the Listing Rules of ASX.

Regulatory Condition means in relation to any matter regarding the vesting or exercise of a Deferred Award Right, the Trustee determines that a law, regulation or official, party organ or administrative pronouncement or action, or any judicial decision interpreting or applying such laws, regulations or pronouncements is made or in existence which means that:

(a) the vesting or exercise of a Deferred Award Right is not permitted; or

(b) requirements could be imposed in relation to that vesting or exercise which the Trustee or the Group determine, in their absolute discretion, to be unacceptable; or

(c) requirements could be imposed on the Holder in relation to that vesting or exercise which the Trustee or the Group determine, in their absolute discretion, have been complied with to their satisfaction.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at the age 55 or over, or such age, as determined by the Board, in accordance with local legislation.

Share means a fully paid ordinary share in IAG.

Takeover Bid has the meaning given in section 9 of the Corporations Act 2001 (Cth) and, for the purposes of these terms, is deemed to be made when a takeover bid is publicly proposed for the purposes of section 631 of the Corporations Act.

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently IAG Share Plan Nominee Pty Limited.

13.2 In these terms "Retirement" has the following meaning which is different from the particular meaning under the Trust Deed:

Retirement in relation to a Holder means, subject to local legislation, retirement by the Holder from employment of any body corporate in the Group at age 55 or over provided the relevant body corporate agrees the Holder's cessation of employment constitutes retirement; otherwise the Holder's cessation of employment is deemed to be a resignation for the purpose of these terms.

13.3 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

13.4 Headings are inserted for convenience and do not affect the interpretation of these terms.

13.5 If operation of these terms or any interpretative provision creates a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Deferred Award Rights, the Board has power to alter the operation or interpretation of these terms to remove such result. The Board may do so in respect of particular Deferred Award Rights or Deferred Award Rights generally.

a Shared future

IAG DEFERRED AWARD RIGHTS PLAN - 2008/2009
EXPLANATORY BOOKLET - INTERNATIONAL TAX SUMMARY - SINGAPORE

INTRODUCTION

The following taxation summary assumes that any awards made to you under the Deferred Award Rights (DAR) Plan are made whilst you are "exercising employment" in Singapore. **This information is general in nature** and relates to Singapore taxation rules that apply to Singapore-sourced DAR Plan awards.

It is strongly recommended that you seek professional advice in relation to your personal circumstances prior to exercising your DARs from an independent person who is licensed to give such advice.

The information set out below only applies to grants on or after 1 January 2003. It is based on prevailing income tax laws in force and in effect. You should always bear in mind that these laws may change and this may affect your tax position.

Capitalised terms used but not defined in this International Tax Supplement have the same meaning as in the Explanatory Booklet, unless the context requires otherwise.

TAXATION OF YOUR DEFERRED AWARD RIGHTS

As the rights under the DAR Plan were granted to you in respect of your employment with IAG Singapore, they will be taxable in Singapore as employment income.

In general, the Singapore income tax liability can arise at the time of exercise or release/acquisition of the right to those shares unless there is a subsequent restriction on the sale of those shares. There is no restriction on sale of the IAG shares transferred to the employees by the Trustee of the Plan on exercise of the DARs. As such, the taxable event will occur upon exercise/"deemed exercise".

If the grant of the DARs takes place whilst you are not exercising employment in Singapore (i.e. whilst working for a non-Singapore IAG entity) then there should be no Singapore tax liability upon exercise. If this situation applies you should seek professional advice to address your personal circumstances.

GRANT

There are no tax implications on the date of grant/ commencement date (i.e. the date are granted DARs upon acceptance of your application by the Trustee). This is because you are not vested with a legal interest in any IAG share upon the grant of the DARs and because you do not participate in dividends and other shareholder benefits (including voting), you are considered not to have acquired the "beneficial ownership" of the shares under the DAR plan and would not be subject to Singapore income tax at this time.

EXERCISE

Under the IAG DAR plan, unless the DARs lapse, the Trustee will notify you when your DARs become exercisable.

In this respect, the Inland Revenue Authority of Singapore (IRAS) has indicated that the taxable event occurs when you exercise/acquire your shares, i.e. you have legal/beneficial ownership of the shares. The IRAS' intention is to tax gains or profits arising from such rights only when the employee is in a position to realise the share gains.

The difference between the market value of the IAG shares on the date of exercise and the price you pay to acquire the shares (which is AUD$1 to exercise a parcel of DARs) will be the gains or profits arising from the exercise of the DARs which are subject to Singapore income tax.

GRANT DURING SINGAPORE EMPLOYMENT

As the DARs are granted on or after 1 January 2003 the gains from exercise of the DARs are taxable in Singapore (please refer to "Deemed Exercise Rule"). regardless of whether or not the DARs are exercised during your Singapore employment.

Details of gains from DARs exercised must be reported on the Return of Employee's Remuneration (Form IR8A and Appendix 8B) to be issued by the employer to the employee. You are required to submit the Form IR8A and Appendix 8B along with the annual tax return to the IRAS (generally by 15 April of the year following the basis period, i.e. the calendar year).

Note if IAG have more than 100 employees in Singapore, the information on the Form IR8A and Appendix 8B will be required to be electronically transmitted to the IRAS by IAG from 1 January 2009.

SALE OF SHARES

There are no tax implications on the sale of shares acquired from exercise of the DARs as there is no capital gains tax in Singapore.

DEEMED EXERCISE RULE

The deemed exercise rule applies to foreign citizens and Singapore Permanent Residents (SPR) who are ceasing Singapore employment or leaving Singapore permanently.

The deemed exercise rule would apply to unexercised rights (e.g. DARs in this case) granted during Singapore employment on or after 1 January 2003 when you cease employment in Singapore.

Under the provision, the deemed gain will be calculated as if the taxable event has occurred one month prior to the date of cessation of your Singapore employment or the date the right or benefit is granted, whichever is later.

In addition, the company is responsible for reporting gains on a "deemed exercise" basis in respect of any unexercised DARs granted on or after 1 January 2003.

The deemed gains calculated in this respect are considered final gains. However, if the deemed gains are higher than the actual gains, you may apply to the IRAS to reassess your tax liability based on the actual gains. For reassessment, you have to apply within 4 years after the end of the year of assessment (if the year assessment is 2008 or later) in which the deemed exercise is applied and submit documentary evidence of the actual gains.

FUNDING THE TAX

It will be your responsibility to fund the tax upon 'deemed exercise' IAG will not be responsible for funding this tax liability on your behalf.

IAG DEFERRED AWARD RIGHTS PLAN - 2008/2009
EXPLANATORY BOOKLET - INTERNATIONAL TAX SUMMARY - CHINA

INTRODUCTION

The following taxation summary assumes that you are, and remain, a China resident for taxation purposes. **The information is general in nature** and relates to China taxation rules that apply to awards made under the Deferred Award Rights (DAR) Plan. It does not take into account your personal circumstances or other tax liabilities which may arise in other jurisdictions.

If you exercise DARs more than one time in a calendar year, the income from each exercise (the excess amount as mentioned above) would be combined to calculate the tax payable. Thus, the income from the DARs exercised during the same calendar year is to be accumulated to apply to tax formula. Meanwhile, the tax already paid relating to the previous DARs exercised in the same calendar year would be deducted from the tax payable.

It is strongly recommended that you seek professional advice in relation to your personal circumstances prior to exercising your DARs from an independent person who is licensed to give such advice.

Capitalised terms used but not defined in this International Tax Supplement have the same meaning as in the Explanatory Booklet, unless the context requires otherwise.

TAXATION OF YOUR DEFERRED AWARD RIGHTS

Your tax obligations in respect of your performance rights may be summarised as follows:

EVENT	DEFERRED RIGHTS
Grant	No tax.
Vesting	No tax.
Exercise	Taxed on the fair market value of the shares at exercise.
Sale	Taxed on the sale proceeds, less the fair market value of the shares at exercise.

GRANT

There will be no tax consequences until you exercise the DARs.

EXERCISE

You will have to pay PRC tax when you exercise the DARs. The amount liable to China tax is the difference between the market closing price of the shares on the date of exercise and the exercise price. This excess amount (often called the "spread" on the exercise) will be treated as employment income and subject to PRC withholding tax at progressive rates. Your PRC employer will perform tax withholding on the spread at exercise.

By regulations, all the employment related income in cash should be subject to social security contributions. However, there are ceilings for social security contributions. If you have reached the ceilings for social security contributions, your income at exercise will not be subject to social security contributions.

LAPSE

If your DARs lapse, you should not be taxed on the DARs.

SALE OF SHARES

The difference between the price at the date of sale and the market closing price at the date of exercise will be treated as capital gain and subject to PRC tax at a rate of 20%.

a Shared future

IAG DEFERRED AWARD RIGHTS PLAN - 2008/2009
EXPLANATORY BOOKLET - INTERNATIONAL TAX SUMMARY - THAILAND

INTRODUCTION

The following taxation summary assumes that you are, and remain, a Thai resident for taxation purposes. **The information is general in nature** and relates to Thailand taxation rules that apply to awards made under the Deferred Award Rights (DAR) Plan. It does not take into account your personal circumstances or other tax liabilities which may arise in other jurisdictions.

It is strongly recommended that you seek professional advice in relation to your personal circumstances prior to exercising your DARs from an independent person who is licensed to give such advice.

Capitalised terms used but not defined in this International Tax Supplement have the same meaning as in the Explanatory Booklet, unless the context requires otherwise.

TAXATION OF YOUR DEFERRED AWARD RIGHTS

The Thai Revenue Code treats income from different sources in different ways.

Thai source (i.e. performance of duties in Thailand) - Every person deriving income from a source in Thailand, i.e from a post or office held or business carried on in Thailand or from business of an employer in Thailand or from a property situated in Thailand, must pay personal income tax whether such income is paid in or outside Thailand and whether or not one is a resident of Thailand.

Offshore source - A resident of Thailand deriving income from a source outside Thailand, i.e. from a post or office held or a business carried on abroad or from a property situated abroad must, upon bringing such income into Thailand, pay personal income tax.

A resident of Thailand means a person residing in Thailand in aggregate for a period of 180 days or more in the relevant calendar year.

GRANT

You will not be subject to Thai personal income tax on the grant of DARs.

EXERCISE

When you exercise your DARs, the excess of the fair market value of shares at exercise and the exercise price (which is AUD$1 for all PARs in a tranche) will be subject to Thai personal income tax as employment income and will be taxed at your progressive rate.

You are not required to pay Thai social security tax on the benefits because social security is levied on "salary" and all "regular" benefits and there is no guidance in the Thai legislation as to whether or not stock plans should be liable to social security contributions.

SALE OF SHARES

Thai residents will be taxed on the difference between the sale proceeds and the amount already subject to tax (fair market value of share at the date of exercise) when the gain is brought into Thailand in the same calendar year earned. If the gain is not remitted into Thailand in the same calendar year as earned, then no Thai taxation is triggered.

The Bank of Thailand has recently issued new regulations that any person who acquires foreign currency of USD 20,000 or more from abroad is required to immediately bring the proceeds into Thailand and sell it to, or deposit it with, an authorised commercial bank in Thailand within 360 days. However, a foreigner who is allowed to temporarily stay in Thailand (not exceeding 3 months) is not required to bring the proceeds into Thailand.

DIVIDENDS

Thai residents will be taxed on dividends when the dividends are brought into Thailand in the same calendar year as earned. If the dividends are not remitted into Thailand in the same calendar year as earned, then no Thai taxation is triggered.

Tax reporting obligations

GRANT

You will not be subject to tax reporting obligations at grant of DARs.

EXERCISE

You are required to include any taxable benefit received upon the exercise of DARs in the annual personal income tax return (PND 91 Form) for the year in which it is received. The due date of filing the annual personal income tax return to the Revenue Department is on/before 31st March of the following year.

SALE OF SHARES

You are required to include any taxable capital gain received upon sale of shares in the annual personal income tax return (PND90 Form) for the year in which it is received. The due date of filing the annual personal income tax return to the Revenue Department is on/before 31st March of the following year.

LOCAL EMPLOYER TAX WITHHOLDING AND REPORTING REQUIREMENTS

If the costs of the plan are recharged to the local entity, the local entity will be subject to Thai income tax withholding. The tax withheld by the local employer on the benefits received can be used as a credit against the final income tax liability on the employee's annual personal income tax return.

The local employer is required to report the stock benefits and remit the withholding tax to the Revenue Department. The reporting form is the monthly personal withholding tax return (PND1) which should be filed upon the remittance of the withholding tax to the Revenue Department within seven days of the following month.

In addition, the Thai entity is also responsible for filing an annual report which is called the summary of the personal income tax return (PND 1 Gor) by the end of February in the following year.

a shared future

IAG DEFERRED AWARD RIGHTS PLAN - 2008/2009
EXPLANATORY BOOKLET - INTERNATIONAL TAX SUMMARY - UNITED KINGDOM

INTRODUCTION

The following taxation summary assumes that you are, and remain, a UK resident and UK domiciled person for taxation purposes. **The information is general in nature** and relates to UK taxation rules that apply to awards made under the Deferred Award Rights (DARs) Plan. It does not take into account your personal circumstances or other tax liabilities which may arise in other jurisdictions.

It is strongly recommended that you seek professional advice in relation to your personal circumstances prior to exercising your DARs from an independent person who is licensed to give such advice.

Capitalised terms used but not defined in this International Tax Supplement have the same meaning as in the Explanatory Booklet, unless the context requires otherwise.

The analysis below is based on law and practice as at 1 July 2008.

TAXATION OF YOUR DEFERRED AWARD RIGHTS

The taxation of your DARs will be dependent on your tax residency and domicile status at the grant date (18 September 2008), at the date on which you exercise your DARs and at the date on which you dispose of any IAG shares ("shares") you acquire.

This summary covers:

- you were resident and ordinarily resident (R/OR) in the UK at the grant date, at the date of exercise of the DARs and at the date of disposal of any shares you acquired; and

If your existing residency status is different to the above scenarios, different provisions may apply.

Note that for the purposes of calculating any UK income tax or capital gains tax due, any figures used in the calculations must be converted into Sterling at the exchange rate prevailing on the date of the taxable event (i.e. exercise of your DARs or disposal of the underlying shares).

GRANT

The grant of the DARs to you will not be taxable.

DAR EXERCISABLE

You will not be taxed on your DARs when they first become exercisable.

The exercise of your DARs will, however, be subject to income tax and social taxes.

The amount subject to income tax and social taxes will be the UK fair market value, as determined by UK tax rules, of the shares you acquire less the amount you pay to acquire the shares i.e. the AUD$1 you pay to exercise the DARs plus the AUD$66 that you pay to the trustee to acquire the shares.

Your UK employing company is obliged to withhold income tax and social taxes from you at a rate determined by your UK tax code. As a consequence, prior to shares being transferred to you, you will be required to reimburse your employer for the amount of income tax that is required to be withheld from you. If you do not do so, IAG may withhold some of your shares from you.

If you do not reimburse your employing company within 90 days of the date of exercise the amount of tax that you do not reimburse may be considered as a further taxable benefit provided to you and will, itself, be subject to income tax and social taxes.

If the DARs lapse without being exercised and you do not receive any value in consideration (a compensation payment, for example) then you should not be subject to tax on the DARs.

Depending on your personal circumstances you may have to declare the exercise of DARs on your UK Self Assessment income tax return.

SALE OF SHARES

If you were R/OR at the time of exercise of your DARs and were R/OR and UK domiciled at the date of disposal of the shares you acquired, the excess of the sale proceeds over the UK "base cost" of the shares may be subject to UK capital gains tax.

The UK base cost of the shares you acquire will include any amount paid to acquire the shares plus any amounts previously charged to income tax, but complex rules establish which shares are deemed to have been sold. see below.

The amount of CGT you pay on the capital gain will depend on a number of factors:

- availability of your annual exemption (£9,600 for 2008/2009):
- any capital losses available for offset:
- Tax is chargeable at a rate of 18%.

If you have acquired shares on more than one date (i.e. via another IAG share based plan or via private purchase on the open market) there are complicated matching rules in the UK which determine the shares you are deemed to have sold for UK tax purposes and which share values will be entered into your UK capital gains tax calculation. You cannot choose which shares you are considered to have sold. If these rules are likely to apply to you, you should take professional advice prior to making any disposals.

In broad terms, you are deemed first to have sold any shares acquired on the same day as your disposal, followed by shares acquired in the 30 days after the date of disposal, followed by shares acquired before the date of disposal on a last in, first out basis for shares acquired after 6 April 1998.

Your employer will not withhold any capital gains tax which you may have to pay and it is your own responsibility to declare it to the UK tax authorities and pay any tax due via your Self Assessment tax return. You are required to make sure it is filed by 31 January following the end of the tax year it relates to.

DIVIDENDS

Any dividends you receive on your IAG shares following the exercise of your DARs will be subject to UK tax at a rate of 10% for lower and basic rate taxpayers, and 32.5% for higher rate taxpayers. As the dividend is a foreign dividend, a foreign tax credit may be claimed for foreign taxes paid.

a Shared future

IAG
Insurance Australia Group

IAG DEFERRED AWARD RIGHTS PLAN – 2008/2009
EXPLANATORY BOOKLET – INTERNATIONAL TAX SUMMARY - INDIA

The following information provides a summary of the Indian taxation rules that apply to benefits granted under the Deferred Award Rights (DARs) Plan. The information is general in nature and is intended to be a reference that you can provide to your taxation adviser.

It is strongly recommended that you seek professional advice in relation to your personal circumstances.

If you or your adviser has any additional questions, you may wish to contact group Taxation for assistance.

This summary assumes that you are, and remain an Indian resident for taxation purposes. If your tax residency status changes, we recommend that you seek advice from your taxation advisor.

TAXATION OF YOUR DEFERRED AWARD RIGHTS

You will not be subject to income tax on your DARs.

From 1 April 2007, employee share awards are subject to Fringe Benefits Tax. Accordingly, IAG will be liable to Fringe Benefits Tax on the DARs at exercise.

Taxation consequences of selling shares acquired as a result of exercising your Deferred Award Rights.

You may be liable to capital gains tax when you dispose of the shares you acquired as a result of exercising your DARs. The capital gain will be the difference between the sales proceeds and fair market value of the shares on the date of vesting (i.e. when the DARs first become exercisable). The rate of tax depends on the period of time for which you hold the shares. If the shares are held for a period of more than 12 months, capital gains tax is levied at a rate of 20% (to be increased by the surcharge of 10% if your income exceeds INR 1,000,000 and further increased by 3% for the education cess)

For shares held for less than 12 months, the tax rate depends on your marginal tax rate. The maximum effective tax rate is 33.99%.

On sale of the shares, you are required to pay the capital gains tax in three advance tax installments as follows:

By 15 September -	30% of the capital gains tax liability
By 15 December -	60% of the capital gains tax liability
By 15 March -	100% of the capital gains tax liability

IAG DEFERRED AWARD RIGHTS PLAN – 2008/2009
EXPLANATORY BOOKLET – INTERNATIONAL TAX SUMMARY - MALAYSIA

The following information provides a summary of the Malaysian taxation rules that apply to benefits granted under the Deferred Award Rights ("DARs") Plan. The information is general in nature and is intended to be a reference that you can provide to your taxation advisor.

It is strongly recommended that you seek professional advice in relation to your personal circumstances.

If you or your advisor has any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain a Malaysian resident for taxation purposes. If your tax residency status changes, we recommend that you seek advice from your taxation advisor.
The following information

TAXATION OF YOUR DEFERRED AWARD RIGHTS

You will be taxed on your DARs at the date of exercise. The taxable amount is the lower of:

- the market value of the shares on the vesting date (i.e. the date that the DARs first become exercisable), less the amount paid for the shares; or
- the market value of the shares on the actual exercise date, less the amount paid for the shares.

For tax purposes, the "market value" is calculated as the average between the highest and lowest share price for the relevant day.

TAXATION CONSEQUENCES OF SELLING SHARES ACQUIRED AS A RESULT OF EXERCISING YOUR DEFERRED AWARD RIGHTS

There is no capital gains tax arising from the sale of shares acquired as a result of exercising your DARs.

YOUR REPORTING RESPONSIBILITIES

You are required to report the taxable amount arising from exercising your DARs in your Annual Tax Return (Form B/BE) which must be filed with the tax authorities on and by 30 April following the year of assessment. The employment income reported in the Form B/BE must be supported by a copy of the Income Statement (Form EA) prepared by the employer.

PAYMENT OF TAXES

The settlement of taxes arising from your participation in the DAR Plan is your responsibility. Under the current arrangement, the tax authorities accept the following payment methods:

Payment through Schedular Tax Deduction (STD)

1. Tax arising from your DARs is paid through a payroll deduction under the STD scheme in the month the DARs are exercised.

2. Tax arising from the DARs is paid through a maximum of 12 monthly payroll deductions under the STD scheme from the month the DARs are exercised.

Payment upon filing Tax Return (Election by Employee)

1. Tax arising from the DARs is paid upon the filing of your Tax Return i.e. Form B/BE.

2. Tax arising from the DARs is paid by way of an instalment plan (CP 38 directives) arranged with the Collections Unit upon the filing of your Tax Return i.e. Form B/BE.

a Shared future

IAG
Insurance Australia Group

IAG DEFERRED AWARD RIGHTS PLAN – 2008/2009
EXPLANATORY BOOKLET – INTERNATIONAL TAX SUMMARY – NEW ZEALAND

The following information provides a summary of the New Zealand taxation rules that apply to benefits granted under the Deferred Award Rights (DARs) Plan. **The information is general in nature** and is intended to be a reference that you can provide to your taxation advisor.

It is strongly recommended that you seek professional advice in relation to your circumstances. If you, or your advisor has any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain, a New Zealand resident for tax purposes.

GRANT OF DARS

There is no income tax, ACC levies or other tax, charge or levy to pay when DARs are granted to you.

EXERCISE OF DARS

For the income year in which you exercise any of your DARs (being a calendar year ending on 31 March), your assessable income will include the amount by which the market value of the IAG shares transferred to you on the date of exercise exceeds the A$1 exercise price paid by you. This is your taxable benefit ("**Benefit**") in respect of the DARs.

If your DARs lapse, there will be no New Zealand tax consequences.

The Benefit will not form part of the income base by reference to which KiwiSaver contributions are calculated.

CALCULATION OF YOUR TAX LIABILITY IN RESPECT OF THE BENEFIT

In calculating the Benefit subject to income tax, the market value of the IAG shares is determined by using normal market valuation procedures in relation to shares (the market price of IAG shares on the date you exercise your DARs can be obtained from Vibe or InsideIAG).

The market value and the AUD$1 exercise price must be converted into NZ dollars for the purposes of calculating the amount of your taxable Benefit and completing your tax return (see below). Applicable exchange rates can be obtained from New Zealand Inland Revenue (they are published every April and October in the Inland Revenue's *Tax Information Bulletin*), or you can use the spot rate obtained from a major trading bank for the date you exercise your DARs.

Your tax liability in respect of the Benefit will depend on your overall income for the year of exercise, ie your personal marginal tax rate for the income year during which any of your DARs are exercised.

Current personal marginal tax rates are:

(a) 19.5% on income up to NZ$38,000 per annum;
(b) 33% on income from NZ$38,000 per annum to NZ$60,000 per annum;
(c) 39% on income over NZ$60,000 per annum.

From 1 October 2008, the personal marginal tax rates will be as follows:
(a) 12.5% of income up to NZ$14,000 per annum;
(b) 21% on income from NZ$14,000 per annum to NZ$40,000 per annum;
(c) 33% on income from NZ$40,000 per annum to NZ$70,000 per annum; and
(d) 39% on income over NZ$70,000.

As part of the reduction in New Zealand's personal tax rates introduced in May 2008, different tax rates and income thresholds will apply for each of the income tax years ending 31 March 2010, 31 March 2011 and 31 March 2012 (and subsequent years).

WHO PAYS TAX ON THE BENEFIT AND HOW IS IT REPORTED TO THE INLAND REVENUE?

You will be required to file an income tax return and report the Benefit you receive from exercise of your DARs in your assessable income, for any income year in which you exercise any of your DARs (the Benefit is not subject to PAYE like your salary is). Therefore, although you may not currently file an income tax return, accepting the invitation and receiving a Benefit on exercise of your DARs will result in your being obliged to file one.

An income tax return is generally due on the 7 July following the end of the income year for which the return is to be filed. For example, if you exercised your DARs in the income year ending 31 March 2008, your income tax return would generally be due on 7 July 2009.

PROVISIONAL TAX

The tax liability on the DARs income rests solely with you and therefore you should consider provisional tax obligations. If you expect your residual income tax[1] to exceed $35,000 for the income year, you should consider making voluntary provisional tax payments and avoid the use of money interest (currently 14.24% per annum) being imposed. Provisional tax is payable in advance in three instalments, ie. 28 August of the current year, and 15 January and 7 May of the following year. You will therefore need to consider provisional tax implications in deciding when to exercise your DARs.

You will be responsible for paying the income tax on the Benefit to Inland Revenue. Payment is generally due on 7 February of the calendar year following the income year in respect of which the liability arises (for example, if you exercised your DARs in the income year ending 31 March 2008, the tax would be due on 7 February 2009). However, if you are a "provisional taxpayer", provisional tax rules may apply to accelerate the payment date for the tax. The precise manner in which the provisional tax rules operate depends upon your particular circumstances and you should seek your own tax advice in this regard.

DIVIDENDS

Dividends received by you in respect of IAG shares once transferred to you on exercise of your DARs will be taxable to you at your applicable personal marginal tax rate (unless you have available tax losses). If the dividend carries Australian franking credits then you will be taxed on the cash component of the dividend (ie excluding the franking credits). Franking credits do not qualify as a credit to be allowed against income tax payable in New Zealand.

If Australian withholding tax is deducted from any dividend then the gross amount of the dividend (ie as if withholding tax had not been deducted, but ignoring any franking credits) will be subject to income tax at your personal marginal tax rate, with a credit for the Australian withholding tax deducted, up to a maximum of the New Zealand tax payable in respect of the dividend.

If dividends received by you have Australian withholding tax deducted, or if you received dividends totalling more than NZ$200, on your IAG shares once transferred to you, you will be required to file a personal tax return declaring those dividends (and claiming any relevant credit).

SALE OF SHARES

Under current legislation, New Zealand has no general capital gains tax that would apply in respect of any gain you may realise if you sell your shares acquired on exercise of your DARs. However, in certain circumstances, gains on the sale of shares can be subject to income tax.

Profits derived on the sale of your IAG shares (ie a sale price in excess of the market value of the shares when you exercised your DARs) will generally only be taxable if:
(a) you acquired the shares for the dominant purpose of sale;
(b) you carry on a business of dealing in shares; or
(c) you derive the profits from the carrying on or carrying out of any undertaking or scheme entered into or devised for the purpose of making a profit.

None of these criteria would ordinarily be

[1] Residual income is your tax liability after the deduction of tax credits but before the deduction of provisional tax paid. These tax credits include PAYE, creditable foreign tax, imputation credits and resident withholding tax.

met by an employee but these are essentially factual issues, dependent upon your personal circumstances.

Any income tax liability on the sale of your shares would be at the same rate, and reported and paid in the same manner, as the tax liability in respect of the Benefit received by you on exercise of the DARs (as described above).

FIF RULES WILL NOT APPLY

Because IAG is an Australian tax resident listed on the ASX All Ordinaries Index, and meets certain other requirements, New Zealand's "foreign investment fund" rules will not apply in respect of IAG shares held by New Zealand employees. Consequently, as described above, you will be taxable only on dividends received by you in respect of IAG shares, and in certain limited circumstances on the sale of IAG shares.

AUSTRALIAN CAPTIAL GAINS TAX

Under the double tax agreement between Australia and New Zealand, Australia reserves the right to impose capital gains tax ("**CGT**") on New Zealand tax residents. You should therefore seek qualified and independent advice in relation to the CGT and other Australian tax consequences of acquiring IAG shares (and, if relevant, ultimately selling those shares) as a result of exercising your DARs.

a Shared future

IAG DEFERRED AWARD RIGHTS PLAN – 2008 OFFER

EXPLANATORY BOOKLET - AUSTRALIA

IAG
Insurance Australia Group

INSURANCE AUSTRALIA GROUP LIMITED ABN 60 090 739 923

Deferred Award Rights Plan – 2008 Offer

IMPORTANT DATES

MONDAY 8 SEPTEMBER 2008

Offer Opens	An invitation e-mail will be sent to confirm the Deferred Award Rights (DARs) offer is open. You may apply for DARs by completing the online Application Form on the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag/lti

WEDNESDAY 17 SEPTEMBER 2008

Offer Closes	You must complete your online Application Form by 5pm today. Any paper Application Forms must also be received by 5pm today.

THURSDAY 18 SEPTEMBER 2008

Allocation Date	Deferred Award Rights allocated to participants.

NEED HELP?

If you need help with your application after reading this booklet, you can contact Computershare on 1800 452 196 between 8:30 am and 7 pm Monday to Friday.

CONTENTS

IAG DEFERRED AWARD RIGHTS EXPLANATORY BOOKLET – AUSTRALIA
DAP SERIES 3 – SEPTEMBER 2008
INSURANCE AUSTRALIA GROUP LIMITED
[illegible]

IAG Insurance Australia Group

NRMA INSURANCE · SGIO · SGIC · CGU · swann insurance · STATE · NZI · WFI

SECTION 1

Deferred Award Rights and IAG performance

Deferred Award Rights (DARs) recognise your outstanding contribution and importance to the future success of IAG. DARs create a direct link between your remuneration and the returns we deliver to our shareholders.

The value of your DARs when they become exercisable will be determined by IAG's share price performance. It is therefore important to understand what drives IAG's share price and how the market, and analysts in particular, value our company. This, in turn, will enhance your understanding of how you can contribute to maximising return to our shareholders.

what impacts the value of IAG shares?

There are three main factors that analysts take into account in valuing the shares of a company. These are:

1. The financial performance of the company;
2. Broader performance issues; and
3. External factors (such as market conditions).

These factors are described in the following tables

FINANCIAL PERFORMANCE

The main aspects of financial performance that are considered by the investment community in valuing IAG shares are based on profitability - both past and future - and the expected future income stream of dividends.

Other aspects of financial performance that analysts consider include:

Cash flows generated and expected to be generated in future periods by core operations;

A ***price to earnings ratio*** this is usually calculated as a multiple of the insurance profit;

Volatility of earnings;

Valuation of ***other assets***. In IAG's case this includes its underwriting businesses and the capital backing the business, and

A ***risk*** factor how much more risky do investors consider investing in IAG versus investing in an Australian government bond. The greater the relative risk, the greater the return an investor will demand.

BROADER PERFORMANCE ISSUES

Qualitative factors considered in determining the value of IAG shares include:

The ***performance*** of IAG relative to other insurers and Australian listed companies:

Our track record of ***delivering on promises*** and a ***clear strategy*** on how we will continue to deliver:

Stability and integrity of the Board and management, and consistency of the views taken by the company on various issues: and

Dividend policy - a regular income stream is important for many investors.

EXTERNAL FACTORS

External factors that influence an insurer's value include:

Ability to maintain and grow margins and volumes in certain market conditions:

Investment market conditions (as insurers have high levels of investments);

Perceived impact of economic cycles or exchange rates; and

Perceived impact of regulatory changes.

As a participant in the Plan, you will have access to information on a regular basis concerning IAG's share price. The current trading price of IAG shares is available on 'InsideIAG'.

SECTION 2

how to apply for Deferred Award Rights

If you are eligible to apply for Deferred Award Rights (DARs), you will receive an e-mail containing information on how to complete the online application.

In general, you should apply for DARs by completing the online Application Form on the website at: **http://www.computershare.com/employee/au/iag/lti**

The website is administered by Computershare Plan Managers and contains all Plan and Offer documents.

You must complete and submit your application for Deferred Award Rights by 5pm AEST on 17 September 2008.

Completing the Online Application

STEP 1: ACCESS THE COMPUTERSHARE WEBSITE

Click on the website link, **www.computershare.com/employee/au/iag/lti** if you are viewing this document electronically.
Alternatively, type the website address directly into the address line of your internet browser

STEP 2: LOGIN AND COMPLETE THE ONLINE APPLICATION

You will be led through a number of steps to apply for DARs. Completing these steps should take approximately 5 minutes. Follow the on-screen instructions to login to the Offer and the online application and enter or confirm the required information.

1 To login you will need the following information:

   Your payroll number

   Your Computershare website password, which was included in your invitation e-mail sent to you by Computershare

   Your tax file number (optional)[#] *This information is optional. If you already hold [illegible] IAG [illegible] IAG [illegible] Share Plan and [illegible] previously provide this informa[illegible]*

2 Confirm the details displayed on the confirmation screen are correct and submit.

STEP 3: APPLICATION CONFIRMATION

Once you complete and submit the online application, you will be provided with a confirmation number and an e-mail will be sent to your nominated e-mail address, to confirm your application has been completed.

Paper Application Forms

If you [illegible] complete [illegible] online application, and require [illegible] paper [illegible] Form and Offer documents, please contact Jacqui Connellan, Senior Advisor Share Plans. [illegible] are provided on page 11.

Current IAG Shareholders and Share Rights Plan Participants

If you are an existing IAG shareholder, DARs Plan participant or other [illegible] participant, and your HR payroll number, and full name matches the [illegible] these holdings, we have linked your online application with these existing holdings.

This means your online application will display the TFN status held by Computershare.

Should you [illegible] of these existing [illegible] records [illegible] these holdings will be updated automatically.

SECTION 3

how the Plan works - summary

GRANT

Your invitation to apply for DARs accompanies this booklet.

If you wish to accept the invitation, complete the **online** application for DARs on the website at **http://www.computershare.com/employee/au/iag/lti** by the due date (17 September 2008). If you cannot apply on the website you can request a paper Application Form.

You will be granted Deferred Award Rights upon acceptance of your application by the Trustee.

See Page 4

DARs EXCERCISABLE

If you remain employed by the Group, DARs will become exercisable in tranches as follows:

- 50% on 1 July 2009
- 30% on 1 July 2010
- 20% on 1 July 2011

DARs may become exercisable earlier if:

- your employment ceases for reasons including redundancy, Retirement, Total and Permanent Disablement, death, or with approval of the Board;
- the trustee notifies you that an Event has occurred.

LAPSE / CEASE EMPLOYMENT
DARs lapse if you cease employment prior to DARs becoming exercisable.

See Page 5

EXERCISE

Once DARs have become exercisable you can generally exercise them at any time up to the tenth anniversary of the Commencement Date, unless they lapse earlier (eg. if you cease employment with the Group).

Refer to the table on page 7 for more information.

See Pages 6

LAPSE/CEASE EMPLOYMENT

For information on what happens to your DARs if you cease employment, refer to the table on page 7.

Where DARs are exercisable, typically DARs may be exercised for 90 days after you cease to be an Employee.

Any DARs that you have not exercised will lapse at the end of ten years from the date they were granted or 90 days after you cease to be an Employee.

See Page 7

how the Plan works - grant

WHAT IS A DEFERRED AWARD RIGHT (DAR) ?

A DAR is a right to acquire one ordinary share in IAG from the Trustee of the Plan. A DAR may be exercised in order to receive one share if the right has become exercisable and has not lapsed.

Until you exercise your rights and acquire shares, a DAR will not give you a legal or beneficial interest in any IAG shares and you will not be able to participate in dividends or other shareholder benefits (including voting).

WHAT IS THE DEFERRED AWARD RIGHTS PLAN?

The Plan is an employee share rights plan designed to link your remuneration to the returns delivered to IAG shareholders.

The Plan is governed by the Deferred Award Rights Terms and the IAG Share and Performance Award Rights Plans Trust Deed.

WHO CAN PARTICIPATE IN THE PLAN?

Executives, senior managers and other key employees are nominated by direct reports to the Chief Executive Officer of IAG, and approved by the Chief Executive Officer of IAG, to participate in the Plan.

Participants have been selected in light of their contribution to the Group and importance to the Group's future success. The Nomination, Remuneration & Sustainability Committee approves the participation of each individual in the Plan.

WHAT ARE THE OBJECTIVES OF THE PLAN?

The Plan is a key component of our executive remuneration strategy. The Plan allows you to acquire shares in IAG after a qualifying service period has been satisfied. The Plan recognises your contribution to the Group and will allow you to share in wealth you help the Group create.

DO I HAVE TO PAY ANYTHING TO PARTICIPATE IN THE PLAN?

You are not required to pay anything to acquire DARs under the Plan. Should your DARs become exercisable, you will have the opportunity to acquire shares in IAG from the Trustee by paying a nominal exercise price (AUD$1) in total for all the DARs which are exercised at any one time. A share registry administration fee is payable by you to Computershare for each transfer. As a guide, the fee is presently AUD$66 inclusive of GST. This fee is reviewed from time to time and will be payable directly to Computershare.

HOW DO I PARTICIPATE IN THE PLAN?

If you wish to accept your invitation to participate in the Plan and be granted DARs, you will need to complete the online application on the Computershare website at:
www.computershare.com/employee/au/iag/lti, or complete a paper Application Form if you cannot access the website.

Online applications must be submitted by 5pm AEST on 17 September 2008. Paper Application Forms must also be received by this time.

WHEN WILL I RECEIVE MY DEFERRED AWARD RIGHTS?

It is expected that DARs will be allocated to you on or about 18 September 2008. You will receive a statement from Computershare confirming your allocation, shortly after that time.

how the Plan works - vesting period and DARs become exercisable

WHEN WILL MY DARS BECOME EXERCISABLE?

DARs will become exercisable in tranches, subject to you continuing as an employee of the Group, as follows:

- 50% on 1 July 2009
- 30% on 1 July 2010
- 20% on 1 July 2011.

IN WHAT OTHER CIRCUMSTANCES CAN MY DARS BECOME EXERCISABLE?

DARs may become exercisable if you cease to be an employee of the Group in special circumstances, including redundancy, Retirement, Total and Permanent Disablement, death or with approval of the Board. Please refer to the table on page 7 for more information.

DARs may also become exercisable if you are notified that an Event specified in the DARs Terms has occurred. Events can include a takeover offer for IAG. For more information refer to clause 2.1 of the Deferred Award Rights Terms.

WHAT HAPPENS IF I CEASE EMPLOYMENT WITH IAG?

The cessation of your employment with the Group will impact your DARs.

What happens will depend upon whether your DARs have become exercisable prior to you ceasing employment and the reasons why you cease employment. Please refer to page 7 for more information.

how the Plan works - exercise

HOW DO I CONVERT MY DEFERRED AWARD RIGHTS INTO IAG SHARES?

Shares in IAG will be transferred to you from the Trustee of the Plan when you exercise your DARs (the Trustee will notify you when they are exercisable).

You may exercise some or all of your DARs which have become exercisable by:

1. Lodging a notice of exercise of DARs (in multiples of 100) with the Trustee: and
2. Paying the exercise price, which is AUD$1 in total for all the DARs which are exercised at any one time: and
3. Paying an administration fee for each transfer of shares from the Trustee to you. At present, the fee is AUD$66 (inclusive of GST) and will be payable to Computershare. Fees may be subject to change.

HOW MANY IAG SHARES WILL I RECEIVE?

Generally, you will receive one share for each DAR exercised.

Where IAG undertakes any bonus issues or capital reconstructions (eg. share splits or consolidations), the number of shares to which you will be entitled when you exercise your DARs will be adjusted in accordance with ASX requirements (further details are provided in the Deferred Award Right Terms).

CAN I ASSIGN OR TRANSFER THE DEFERRED AWARD RIGHTS I RECEIVE TO ANOTHER INDIVIDUAL?

No. However, you will be able to transfer or sell the shares you receive upon exercise of your DARs, subject to complying with laws relating to insider trading and the Security Trading Policy.

WHEN IS THE LAST TIME I CAN EXERCISE MY DARS?

Once your DARs have become exercisable, you must exercise them no later than:

- 10 years from the Commencement Date (for continuing employees) or
- 90 days after your employment ceases

or your DARs will lapse

Please refer to the table on page 7 for more information.

how the Plan works - lapse/cease employment

IF I CONTINUE TO BE AN EMPLOYEE OF IAG, WHEN WILL MY DEFERRED AWARD RIGHTS LAPSE?

If you continue to be an Employee of the Group, any unexercised DARs will lapse 10 years from the Commencement Date. Different arrangements apply if you cease employment.

WHAT HAPPENS IF I LEAVE IAG?

The cessation of your employment with the Group will impact your DARs.

What happens will generally depend upon:

- whether your DARs have become exercisable prior to you ceasing employment; and
- the reasons why you cease employment.

This is explained in the following table:

[illegible]	[illegible]	[illegible]
Resignation or termination of employment with a company in the Group (other than in special circumstances described below).	DARs lapse on the date you cease to be an Employee.	You may exercise DARs until the earlier of: 90 days from the date you cease to be an Employee, and 10 years from the Commencement Date. Any unexercised DARs lapse 90 days after the date you cease to be an Employee.
Termination of employment with a company in the Group in special circumstances (described below)	DARs become exercisable on the date you cease to be an Employee. You may exercise DARs within 90 days of the date you cease to be an Employee (but not later than 10 years from the Commencement Date). Typically, unexercised DARs lapse 90 days after the date you cease to be an Employee.	
Termination for serious misconduct	All DARs lapse on the date you cease to be an Employee, whether exercisable or not	

If an employee ceases to be an employee due to resignation, DARs that would have become exercisable during an employee's contractual notice period become exercisable on the date employment ceases.

WHAT ARE SPECIAL CIRCUMSTANCES?

Special circumstances include redundancy, Retirement, death, Total and Permanent Disablement or with the approval of the Board.

Note: Participation in the Plan does not provide a guarantee of continued employment with the Group and does not affect any right that the Group may have to terminate your employment.

* [illegible] means you are no longer employed by a company in the IAG Group. This excludes changes to your IAG employing [illegible] to take up a position with another IAG company.

SECTION 4

taxation summary - australia

The following information provides a summary of the Australian taxation rules that apply to benefits granted under the Deferred Award Rights (DARs) Plan. The information is general in nature and is intended to be a reference that you can provide to your taxation adviser.

It is strongly recommended that you seek professional advice in relation to your personal circumstances.

If you or your adviser has any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain, an Australian resident for taxation purposes. It is proposed that specific rules be introduced regarding individuals whose tax residency status changes. These rules need to be considered on a case by case basis.

your choice

There are two possible ways to be taxed on DARs you receive under the DARs Plan. You may defer your tax or elect to pay tax upfront at the time the DARs are granted to you. Your choice will depend upon your individual tax and financial circumstances and your views on the likely future price of IAG shares.

deferring your tax

TAXATION OF YOUR DEFERRED AWARD RIGHTS

You will automatically defer the payment of your tax unless you elect to be taxed upfront. Where you defer, you will be taxed at the Assessment Time, being the earlier of:

- the termination of your employment[1]; or
- when you exercise your DARs.

If your Assessment Time is the time of the cessation of your employment, you will generally be taxed on the "market value" of your DARs at the time of termination as calculated under the [illegible] in the tax rules.

If your Assessment Time is the time when you exercise your DARs, you will generally be assessed on the market value of the shares acquired on exercise (as calculated under the tax rules) minus the exercise price (which is AUD$1 for all DARs which are exercised at one time). If your DARs lapse, you should not be taxed on the DARs.

TAXATION CONSEQUENCES OF SELLING SHARES ACQUIRED AS A RESULT OF EXERCISING YOUR DEFERRED AWARD RIGHTS

You may also be required to include a capital gain in your assessable income when you dispose of shares you acquire as a result of exercising your DARs. You will not be required to include a capital gain if you dispose of your shares under the "30 Day Rule".

Capital Gain

You may be required to include a capital gain in calculating your assessable income.

The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your DARs ***at the Assessment Time*** plus the nominal exercise price.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares after 12 months from the date of acquisition ("Capital Gains Tax Concession"). The ATO have expressed the view ***you may be entitled to the Capital Gains Tax Concession if at least 12 months has passed from the time the DARs were exercised.*** It is recommended you obtain independent tax advice before you dispose of shares you acquire on exercise of your DARs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

30 Day Rule

If you dispose of shares you acquire as a result of exercising your DARs, you may be assessed under the 30 Day Rule. This 30 Day Rule applies where you exercise the DARs and dispose of your shares within 30 days of the Assessment Time. The amount included in your assessable income as a result of the 30 Day Rule will equal the consideration you receive for the shares as a result of the arm's length transaction less the nominal exercise price.

---

1 [illegible]
[illegible] company ceases or
[illegible] Company, your employment [illegible] your Rights cease.

taxation summary

paying tax upfront

If you choose to be taxed upfront then you need to make an election under section 139E of the Income Tax Assessment Act 1936 for the 2008/2009 year of income. The election must be made before you lodge your return for the 2008/2009 tax year.

> An election you make for the 2008/2009 tax year may apply to other shares and rights you acquire under employee share schemes in that year, including any shares or rights you may acquire by virtue of any employee share plan of your former employer or by virtue of any other employee share plan of the Company.

TAXATION OF YOUR DEFERRED AWARD RIGHTS

If you make the election, you will be assessed on the allocation of your DARs.

You will be taxed on the "full market value" of the DARs when they are allocated to you by IAG. The values are calculated under the formulae in the tax rules and will be a significant amount.

If you make an election under section 139E, neither the termination of your employment nor the exercise of your DARs will be taxable events for you. Generally, if the DARs lapse without being exercised, you should not be taxed on the DAR. If you have previously paid tax on the DAR, you can seek a refund.

TAXATION CONSEQUENCES OF SELLING SHARES ACQUIRED AS A RESULT OF EXERCISING YOUR DEFERRED AWARD RIGHTS

Generally, you may be required to include a capital gain in your assessable income when you dispose of shares you acquire as a result of exercising your DARs.

The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your DARs ***at the date of grant*** plus the nominal exercise price.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares after 12 months from the date of acquisition ("Capital Gains Tax Concession"). The ATO have expressed the view ***you may be entitled to the Capital Gains Tax Concession if at least 12 months has passed from the time the DAR was exercised***. It is recommended that you obtain independent tax advice before you dispose of your shares you acquire on exercise of your DARs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

SECTION 5

how to get more information

where can I find more information?

Further information can be found in the following Deferred Award Rights Plan documents:

- Deferred Award Rights Terms; and
- Trust Deed.

Plan information and documents are available on insideIAG and from Group Performance & Reward (contact details below).

you can also contact

JACQUI CONNELLAN

Senior Advisor Share Plans
Phone: +61 2 9292 82[illegible]8
email: jacqui.connellan@iag.com.au

ALEX CHRISTIE

Head of Performance & Reward
email: alex.christie@iag.com.au

CRAIG HESPE

Head of Group Taxation
email: craig.hespe@iag.com.au

SECTION 6

Deferred Award Rights Terms DAR series 2

1. ENTITLEMENT

1.1 Subject to term 7, each Deferred Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No. of Deferred Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Deferred Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Deferred Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Deferred Award Right. The Holder's rights are purely personal and contractual.

2. CONDITIONS UNDER WHICH DEFERRED AWARD RIGHTS BECOME EXERCISABLE

2.1 Unless a Deferred Award Right lapses in accordance with term 3.3, it becomes an Exercisable Right upon the first occurring circumstance described in Column 1 of the table set out below. The date the Exercise Period commences is the corresponding date described in Column 2 of the table.

(a) Subject to term 2.1(c) and (d), the expiration of the period declared by the Board in relation to each grant of Deferred Award Rights. For each grant of Deferred Award Rights, the Board may declare that the Deferred Award Rights become Exercisable Rights in tranches	The date(s) that the Board declares in relation to the grant of Deferred Award Rights.
(b) Where the Holder ceases to be an Employee due to resignation and Deferred Award Rights under term 2.1(a) during the Employee's contractual notice period.	The date the Deferred Award Rights become Exercisable Rights.
(c) The Holder ceases to be an Employee in any of the following circumstances. (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement, or (iv) with the approval of the Board.	The date the Holder ceases to be an Employee

(d) Both of the following conditions are satisfied: (i) any of the following occur after the Board invites Executives, under caluse 8A of the Trust Deed, to make an offer to the Trustee for Deferred Award Rights, and before the Deferred Award Rights lapse: (A) a Takeover Bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board); (B) a statement is lodged with ASX to the effect that a person has voting power in not less than 30% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board); (C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies; (D) IAG passes a resolution for voluntary winding up; or (E) an order is made for the compulsory winding up of IAG; and (ii) the Board determines that the Deferred Award Right is exercisable due to the occurrence of any event described in paragraph (i) and, under this term, gives a notice to the Trustee that the Deferred Award Right is an Exercisable Right and that the Exercise Period has commenced.	The date the Board gives the notice referred to in term 2.1 (d)(ii).

2.2 The Trustee must give notice to the Holder that the Deferred Award Right has become an Exercisable Right within 28 days of the date the Deferred Award Right becoming an Exercisable Right.

3 EXERCISE PERIOD AND LAPSE OF DEFERRED AWARD RIGHTS

3.1 A Deferred Award Right which is an Exercisable Right may be exercised by a Holder at any time during the Exercise Period for that Deferred Award Right. The Deferred Award Right lapses at the end of its Exercise Period as determined in accordance with term 3.2 and cannot be exercised after that time.

3.2 The Exercise Period for a Deferred Award Right commences on the relevant date determined in accordance with term 2.1 and ends on the earlier of:

(a) the date that is 10 years after the Commencement Date;

(b) if the Holder ceases to be an Employee (other than due to serious misconduct), the date which is 90 days after the date on which the Holder ceases to be an Employee; or

(c) the date (if any) the Deferred Award Right lapses in accordance with term 3.3.

3.3 If a circumstance described in Column 1 of the table set out below applies to the Holder of a Deferred Award Right, the Deferred Award Right lapses on the date specified in Column 2 of the table. A Deferred Award Right cannot become exercisable after it lapses.

[illegible]	[illegible]
(a) Where the Holder ceases to be an Employee due to resignation, to the extent the Deferred Award Right is not an Exercisable Right at cessation.	The date the Holder ceases to be an Employee.
(b) The Holder ceases to be an Employee: (i) other than in a circumstance described in term 2.1(b) and the Deferred Award Right is not an Exercisable Right at cessation; or (ii) due to serious misconduct regardless of whether the Deferred Award Right is an Exercisable Right at cessation.	The date the Holder ceases to be an Employee.
(c) The Holder requests by notice to the Trustee under term 8 that the Deferred Award Right lapses.	The date the Trustee receives the notice.

4 METHOD OF EXERCISE OF DEFERRED AWARD RIGHTS

4.1 A Deferred Award Right is exercised by the Holder lodging a notice of exercise of Deferred Award Right, together with the [illegible] (including any applicable reimbursement amount [illegible] under clause 3.7 of the Trust Deed) [illegible] each Share to be transferred on exercise, with the Trustee or such other person as the [illegible] designates.

4.2 Deferred Award Rights must be exercised in multiples of 100, unless the Holder exercises all Deferred Award Rights able to be exercised at that time. The exercise of some Deferred Award [illegible] affect the Holder's right to [illegible] Deferred Award Rights at a later time.

5 NO TRANSFERS

Deferred Award Rights may not be transferred.

6 QUOTATION OF DEFERRED AWARD RIGHTS AND SHARES

Deferred Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Deferred Award Rights are not already listed for official quotation [illegible] Shares of IAG [illegible] make application to ASX for official quotation of Shares transferred on the exercise of Deferred Award Rights [illegible] practicable after the Shares [illegible] transferred.

7 PARTICIPATION IN FUTURE ISSUES

Participation generally

7.1 A Holder may only participate in new issues of securities to holders of Shares [illegible] Deferred Award Rights [illegible] if that is permitted by its terms [illegible] [illegible] Rights have been exercised and the [illegible]

record date for determining entitlements to the issue.

Bonus Issues

7.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Deferred Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right (S) is determined by the formula:

S = [illegible] (N x R)

where

N = The number of Shares per Deferred Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Deferred Award Right will not be changed.

Share Rights Issues

7.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the issue then the exercise price per Deferred Award Right will not be changed.

The number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right will not change.

Aggregation

7.4 If Deferred Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Deferred Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Deferred Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Deferred Award Rights will remain unchanged.

In the event of any consolidation or sub division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation: and

(b) Subdivision:

$$S = C \times \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

$$S = C$$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right after the reconstruction.

The exercise price per Deferred Award Right will not be changed.

8 LAPSE

A Holder may request by notice to the Trustee that some or all of the Deferred Award Rights held by that Holder lapse.

9 LIABILITY FOR TAX

9.1 If IAG or any company in the Group which is the employer or former employer of a Holder ("Employer Company"), is obliged as a result of a Holder exercising a Deferred Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature ("Tax"), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Deferred Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Deferred Award Right.

10 ADVICE

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right or the exercise once per share in accordance with the requirements, if any, of the Listing Rules.

11 NOTICES

Notices may be given by IAG to the Holder in the manner prescribed by the constitution of IAG for the giving of notices to members of IAG and the relevant provisions of the constitution apply with [illegible] necessary modification to notices to Holders. In addition, where the Board considers [illegible] appropriate, electronic notices may be given by IAG to a Holder.

12 INTERPRETATION

12.1 Subject to term 12.2 [illegible] the [illegible] words and expressions which have a particular meaning under the Trust Deed have the same meaning and, in particular:

ASX means ASX Limited.

Base Date means the date [illegible] the Board for the purposes of these terms.

Board means the board of directors of IAG.

Commencement Date means the date on which the Deferred Award Rights are issued to the Holder in accordance with clause 8A.6 of the Trust Deed [illegible] determined by the Board

Corporations Act means the Corporations Act 2001 (Cth).

Employee means a person who is a full time or part time employee of any body corporate within the Group.

Exercisable Right means a Deferred Award Right that is exercisable in accordance with these terms and has not lapsed.

Exercise Period for a Deferred Award Right is the period commencing on the date determined in accordance with term 2.1 and ending on the date determined in accordance with term 3.2.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth)

holder means the holder of a Deferred Award Right.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

Listing Rules means the Listing Rules of ASX.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Share means a fully paid ordinary share in IAG.

Takeover Bid has the meaning given in section 9 of the Corporations Act 2001 (Cth) and, for the purposes of these terms, is deemed to be made when a takeover bid is publicly proposed for the purposes of section 631 of the Corporations Act.

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently IAG Share Plan Nominee Pty Limited.

12.2 In these terms "Retirement" has the following meaning which is different from the particular meaning under the Trust Deed:

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over provided the relevant body corporate agrees the Holder's cessation of employment constitutes retirement; otherwise the Holder's cessation of employment is deemed to be a resignation for the purpose of these terms.

12.3 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.4 Headings are inserted for convenience and do not affect the interpretation of these terms.

12.5 If operation of these terms or any interpretative provision causes a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Deferred Award Rights, the Board has power to alter the operation or interpretation so as to remedy that result. The Board may do so in respect of certain Deferred Award Rights or Deferred Award Rights generally

a Shared future

IAG EXECUTIVE PERFORMANCE RIGHTS – 2008/09 OFFER

EXPLANATORY BOOKLET - AUSTRALIA

IAG
Insurance Australia Group

Executive Performance Rights – 2008/09 Offer

IMPORTANT DATES

MONDAY 8 SEPTEMBER 2008

Applications Open	An invitation e-mail will be sent to confirm your allocation of Executive Performance Rights (EPRs). You may apply for EPRs by completing the online Application Form on the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag/lti

WEDNESDAY 17 SEPTEMBER 2008

Applications Close	You must complete and submit your online Application Form by 5pm today. Any paper Application Forms must also be received by 5pm today.

THURSDAY [illegible] SEPTEMBER 2008

Allocation Date	EPRs allocated to Participants.

[illegible]

If you need help with your application after reading this booklet, you can contact Computershare on [illegible] between 8:30 am and 7pm Monday to Friday.

CONTENTS

INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923

SECTION 1

EPRs and IAG performance

The Executive Performance Rights Plan (EPRs Plan) is designed to link your reward to IAG's longer term performance, and also to the returns shareholders receive.

The EPRs Plan is linked to two key measures of our long-term financial performance:

1. **Return on equity (ROE)** – focuses on the absolute return we deliver on shareholders' funds. As such, it is a direct reflection of IAG's performance and is not impacted by the performance of other companies.
2. **Relative Total Shareholder Return (Relative TSR)** – provides a measure of the relative return IAG delivers to our shareholders compared to the other entities in the S&P/ASX [illegible]

The EPRs Plan provides you with the potential for significant personal reward where IAG meets its long term financial objectives.

SECTION 2

how to apply for EPRs

If you are eligible to apply for EPRs, you will receive an e-mail containing information on how to complete the online application.

In general, you should apply for EPRs by completing the online Application Form on the website at **http://www.computershare.com/employee/au/iag/lti**

The website is administered by Computershare and contains all relevant EPRs Plan documents.

You must complete and submit your application for EPRs by 5pm AEST on 17 September 2008.

Completing the Online Application

STEP 1: ACCESS THE COMPUTERSHARE WEBSITE

Click on the website link: http://www.computershare.com/employee/au/iag/lti if you are viewing this document electronically.

Alternatively, type the website address directly into the address line of your internet browser.

STEP 2: LOGIN AND COMPLETE THE ONLINE APPLICATION

You will be led through a number of steps to apply for EPRs. Completing these steps should take approximately 5 minutes. Follow the on-screen instructions to login to the online application and enter or confirm the required information.

1. To login you will need the following information:
   - Your payroll number
   - Your Computershare website password, which was included in your invitation e-mail sent to you by Computershare.
   - Your tax file number (optional)*
2. Confirm the details displayed on the confirmation screen are correct and submit.

* This information is optional. If you already hold ordinary IAG shares or participate in an IAG Employee Share Plan and have previously provided this information, it should be shown as 'Quoted' in the TFN field.

STEP 3: APPLICATION CONFIRMATION

Once you complete and submit the online application, you will be provided with a confirmation number and an email will be sent to your nominated e-mail address to confirm your application has been completed.

Paper Application Forms

If you cannot complete an online application and require a paper Application Form and Offer documents, please contact [illegible] Connellan, Senior Advisor Share Plans. Contact details are provided on page 16.

Current IAG Shareholders and Share Rights Plan Participants

If you are an existing IAG shareholder, Deferred Award Rights participant or other IAG Employee Share Plan participant, and your HR payroll number, full name and address matches the Computershare records for these holdings, we have linked your online application with these existing holdings.

[illegible] your online application will display the TFN status held by Computershare.

If you change any of these existing details as part of your online application, your Computershare records for these holdings will be updated automatically.

SECTION 3

how the EPRs Plan works – summary

GRANT

[illegible] invitation to apply for EPRs accompanies this booklet.

If you wish to accept the invitation, complete the application for EPRs on the website at http://www.computershare.com/employee/au/iag/lti by the due date (17 September 2008). If you cannot apply on the website you can request a paper Application Form.

You will be granted EPRs upon acceptance of your application by the Trustee (Grant Date)

See Page 4

PERFORM

The Performance Hurdles consist of a relative Total Shareholder Return (Relative TSR) hurdle and a Return on Equity (ROE) hurdle, which are both discussed in more detail in the 'perform' section on page 5

The Relative TSR hurdle is tested on 30 September 201[illegible] (that is, three years after the Base Date) and then annually for another two years.

The ROE hurdle is measured for the period from 1 July 2008 to 30 June 20[illegible] (following Board approval of the financial results for the period ending 30 June 2011).

50% of the EPRs granted to you will become exercisable on full achievement of each hurdle, totalling 100% when both hurdles are fully satisfied.

[illegible] performance in this period and in the period leading up to it will directly [illegible] the performance of IAG, and as a consequence, the number of your EPRs that will become exercisable.

See Page 5-7

EPRs EXERCISABLE

Unless [illegible] lapse, some or all of your EPRs will become exercisable when the Trustee [illegible] you that the Performance Hurdles have been satisfied.

The Performance Hurdles relate to the Relative TSR performance of IAG [illegible] Peer Group [illegible] ASX 100 [illegible] and the [illegible] as determined by the Board.

See Page 8-9

EXERCISE

Once EPRs have become exercisable, you can exercise them at any time before the 15th anniversary of the Grant Date. This is subject to you continuing as an employee of the Group. (Refer to the table on page 13 for more information.)

See Page [illegible]

LAPSE/CEASE EMPLOYMENT

If the Performance Hurdles are not met, EPRs will lapse at the end of the [illegible] Period.

EPRs [illegible] exercisable [illegible] lapse if you cease [illegible] with the Group. (Refer to the table on page 13 for more information.)

See Page [illegible]

HOLDING PERIOD

The shares that are obtained on exercise of the rights (Executive Performance Shares) can remain in the Trust (up to a maximum of 10 years from the Grant Date).

[illegible] the rights [illegible] Executive Performance Shares [illegible] exercise. Assuming you do not [illegible] tax would be deferred until the earlier of 10 [illegible] of shares from the Trust.

See Page [illegible]

how the EPRs Plan works – grant

WHAT IS AN EPR?

An EPR is a right to acquire one ordinary share in IAG from the Trustee of the EPRs Plan. A right may be exercised in order to receive one share if the right has become exercisable and has not lapsed. Until you exercise your rights and acquire shares, an EPR will not give you a legal or beneficial interest in any IAG shares and you will not be able to participate in dividends or other shareholder benefits (including voting).

WHAT IS THE EPRS PLAN?

The EPRs Plan is an employee share rights plan designed to provide a long-term incentive opportunity to participants. The EPRs Plan provides rights over issued shares in IAG. The EPRs Plan is governed by the EPRs Terms and the Trust Deed.

WHO CAN PARTICIPATE IN THE EPRS PLAN?

Executives and a small number of other key leaders are nominated by direct reports to the Chief Executive Officer IAG, and approved by the Chief Executive Officer IAG, to participate in the EPRs Plan. Participants have been selected in light of the pivotal role they will play in achieving the longer-term business goals of the Group. The Nomination Remuneration & Sustainability Committee approves the participation of each individual in the EPRs Plan

WHAT ARE THE OBJECTIVES OF THE EPRS PLAN?

The EPRs Plan is a key component of our executive remuneration strategy. The EPRs Plan allows you to acquire shares in IAG, subject to the performance of IAG (as measured by Relative TSR and ROE) over the Performance Period. The EPRs Plan will allow you to share in wealth you help the Group create.

DO I HAVE TO PAY ANYTHING TO PARTICIPATE IN THE EPRS PLAN?

You are not required to pay anything to acquire EPRs under the EPRs Plan. Should your EPRs become exercisable, you will have the opportunity to acquire shares in IAG from the Trustee for all the EPRs which are exercised at any one time.

A share registry administration fee is payable by you to Computershare at the time Executive Performance Shares are transferred out of the Trust. As a guide, the fee is presently AUD$66 inclusive of GST.

HOW DO I PARTICIPATE IN THE EPRS PLAN?

If you wish to accept your invitation to participate in the EPRs Plan and be granted EPRs, you will need to complete the online application on the Computershare website at: www.computershare.com/employee/au/iag/lti, or complete a paper Application Form if you cannot access the website. Online applications must be submitted by 5pm AEST on 17 September 2008. Paper Application Forms must also be received by this time.

WHEN WILL I RECEIVE MY EPRS?

It is expected that your EPRs will be allocated to you on or about 18 September 2008. You will receive a statement from Computershare confirming your allocation shortly after that time.

how the EPRs Plan works – perform

WHEN WILL MY EPRS BECOME EXERCISABLE?

Generally, whether or not your EPRs will become exercisable will depend on the Performance Hurdles being met during the Performance Period.

If you remain employed by the Group, you will have up to 10 years from the Grant Date to exercise your EPRs that have become exercisable.

Cessation of your employment with the Group will affect your EPRs. Refer to pages 11 and 12 for more information about what happens to your EPRs if [illegible] employment with the Group.

If [illegible] Event occurs, the Board has discretion in determining how the EPRs will be dealt with [illegible] making a determination that they [illegible].

WHAT IS THE PERFORMANCE PERIOD?

The Performance Period is the period during which the Performance Hurdles must be met in order for any of your EPRs to become exercisable.

As presented in the diagram below, the Performance Period for the TSR portion of EPRs is between three and five years from 30 September 2008.

Relative TSR performance is first tested on 30 September 2011, and then annually until 30 September 2013.

The Performance Period for the ROE portion of EPRs is the three years ending 30 June 2011. The level of vesting will be determined by the Board following the release of the annual financial results.

The Performance Periods outlined above are applicable if you remain as an employee of the Group. Different arrangements apply if you cease to be an employee of the Group. Refer to the table on page 12 for more information.

RELATIVE TSR HURDLE


EXERCISE PERIOD
PERFORMANCE PERIOD
BASE DATE
Yr 3
30/9/2011
Yr 5
30/9/2013
Yr 10

ROE HURDLE


PERFORMANCE PERIOD
EXERCISE PERIOD
Yr 3
30/06/2011
(Test Date)

WHAT ARE THE PERFORMANCE HURDLES

The Performance Hurdles consist of two separate measures which are described in the table below.

	EPRs	HURDLE EXPLANATION
Relative TSR hurdle	50% of total allocation	The Relative TSR hurdle is based on a comparison, over the Performance Period, of IAG's TSR with the TSR of the entities comprising the S&P/ASX 100 (at the Base Date). The Relative TSR hurdle will be measured on a Test Date for the period from the 30 September 2008 to the Test Date. For any of the TSR portion of EPRs to be exercisable, IAG's TSR performance must be within the top 50% of entities comprising the Peer Group. The Peer Group is all entities as at the Base Date comprised in the S&P/ASX 100.
ROE hurdle	50% of total allocation	The ROE hurdle is an internal measure which compares IAG's actual cash ROE performance with the target cash ROE performance as determined by the Board. ROE will be measured for each six month period beginning on 1 July 2008 and ending on 30 June 2011. There will only be one Test Date for the ROE portion of the EPRs. For any of the ROE portion of EPRs to be exercisable, IAG's average ROE (the average of the six monthly ROE measurements over the three years ended 30th June 2011) must reach, at least, 1.5 times WACC.

WHAT IS RELATIVE TSR?

Total Shareholder Return (TSR) measures the entire return a shareholder would obtain from holding a company's shares over a period, taking into account factors such as changes in the market value of the shares and dividends paid over that period.

Relative TSR compares and ranks IAG's TSR against the TSR of entities in the Peer Group.

The measurement period for Relative TSR begins on the 30 September 2008 and ends on a Test Date between three and five years later.

WHAT IS ROE?

Return on Equity (ROE) is calculated by dividing net income after adjustment for amortisation of acquired identifiable intangibles and unusual items by shareholders equity and measures how well a company uses its assets to produce earnings. It is also a measure of IAG's profitability which shows how much profit it has generated with the money shareholders have invested.

The measurement period for determining ROE begins on 1 July 2008 and ends on 30 June 2011. The average of the six monthly ROE for each six month period during the measurement period is used to calculate ROE. The Board will determine whether any EPRs are exercisable based on the audited financial results.

$$ROE = \frac{\text{Cash earnings}}{\text{Average equity attributable to IAG Shareholders}}$$

The Board may determine adjustments are necessary. For example, adjustments may be made to shareholders' equity if the timing of funds raised and/or returned is not aligned with respective earnings (e.g. equity raised for an acquisition prior to balance date but settled after).

how the EPRs Plan works – EPRs exercisable

WHEN CAN MY EPRS BECOME EXERCISABLE?

If the Performance Hurdles are met during the Performance Period, some or all of your EPRs will be exercisable during the Exercise Period provided they have not lapsed.

The Exercise Period commences when you are notified that the Performance Hurdles have been satisfied.

Different arrangements apply if you cease employment with the Group. Please refer to the table on page 12.

HOW MANY OF MY EPRS WILL BE EXERCISABLE?

The number of EPRs that will become exercisable depends on IAG's performance over the Performance Period based on IAG's TSR as ranked against the Peer Group (50% of total allocation), and IAG's Normalised ROE performance against target (50% of total allocation).

RELATIVE TSR HURDLE – 50% OF TOTAL ALLOCATION

The number of EPRs that will become exercisable under the TSR allocation is presented in the following graph. The maximum number of EPRs that can be exercised under the TSR allocation is 50% of the total EPRs granted.

% of EPRs exercisable under TSR allocation


100%
50%
0%
50th
75th
100th
IAG'S RANK
IN ASX 100

HOW IS A COMPANY'S RANK DETERMINED?

IAG's rank in the Peer Group will be determined on each Test Date within the Performance Period by:

- Determining the TSR from 30 September 2008 to that Test Date for IAG and the TSR for each member of the Peer Group. This means that it will include changes in the market value of the shares in the relevant companies from 30 September 2008 to the Test Date. For this purpose, the market value of the shares at 30 September 2008 will be determined by reference to the volume weighted average price on the ASX in the three month period preceding and including 30 September 2008 (that is, from 1 July to 30 September 2008). The market value of shares on a Test Date will be determined by reference to the volume weighted average trading price on ASX in the three month period up to and including the Test Date; and
- Ranking IAG and the members of the Peer Group by reference to each company's TSR on a percentile scale, with the company with the highest TSR at that day ranked at 100. The rank for the Test Date is the position of IAG on the percentile scale.

ROE HURDLE – 50% OF TOTAL ALLOCATION

The number of EPRs that will become exercisable under the ROE allocation is represented in the table below. The maximum number of EPRs that can be exercised under the ROE allocation is 50% of the total EPRs granted.

ROE PERFORMANCE	VESTING SCALE
> 1.8 x WACC	100% vests
= 1.7 x WACC	80% vests
= 1.6 x WACC	50% vests
= 1.5 x WACC	20% vests
< 1.5 x WACC	0% vests

A sliding scale operates between the points represented in the table above so that for each percentage point that ROE exceeds WACC:

- Between 50% and 70%, an additional 3% of the ROE allocation vests; and
- Between 71% and 80% an additional 2% of the ROE allocation vests.

WHAT IS A TEST DATE?

The Test Dates for the TSR tranche of rights are 30 September 2011, 30 September 2012 and 30 September 2013 (or any other day(s) in the Performance Period as nominated by the Board).

The Test Date for the ROE tranche of rights is 30 June 2011 (or any other day(s) in the Performance Period as nominated by the Board).

how the EPRs Plan works – exercise and holding period

HOW DO I EXERCISE MY EPRS INTO IAG SHARES?

Shares in IAG will be allocated to you from the Trustee (Executive Performance Shares) when you exercise your EPRs (the Trustee will notify you if they are exercisable). The Executive Performance Shares may also remain in the Trust for a total period of 10 years form the Grant Date

You may exercise some or all of your EPRs which have become exercisable by lodging a notice of exercise of EPRs (in multiples of 100) with the Trustee.

WHAT HAPPENS IF I EXERCISE MY EPRS & LEAVE THE SHARES IN THE TRUST?

Once you have exercised your EPRs, the following will occur.

- Executive Performance Shares will be allocated to you and held on your behalf by the Trustee;
- You will be entitled to participate in dividends and other shareholder benefits such as voting;
- Your allocated Executive Performance Shares will be subject to a "forfeiture condition", that is, if the Board is of the opinion that you have (or intend to) commit any act which would amount to serious misconduct involving dishonesty, the Board may determine that some or all of the Executive Performance Shares be forfeited.

HOW ARE THE SHARES RELEASED FROM THE TRUST?

You may submit a Withdrawal Request to the Trustee at any time after the Executive Performance Shares have been allocated to you, following exercise of your EPRs to either:

(a) arrange, through the Trustee, the sale of all relevant Executive Performance Shares held by the Trustee on your behalf; or

(b) transfer the relevant Executive Performance Shares held on your behalf to you.

You will need to pay a fee to Computershare for each transfer and/or sale of Executive Performance Shares from the Trust. At present the fee is AUD$66 (inclusive of GST). Computershare's fees are subject to change.

In certain limited circumstances set out in the Executive Performance Rights Terms you will not be permitted to submit a Withdrawal Request or it will be rejected.

how the EPRs lapse/cease employment

WHEN WILL MY EPRS LAPSE?

Any EPRs that are not exercised in the applicable Exercise Period will automatically lapse. If you continue to be an employee of the Group, your EPRs will lapse under the following circumstances:

- Any EPRs that have not become exercisable by the end of the Performance Period will lapse at that time;
- Any EPRs that have become exercisable by the end of the Performance Period but have not been exercised by the end of the Exercise Period will lapse at the end of the Exercise Period (10 years after Grant Date of the EPRs if you remain employed by the Group); and
- if you purport to transfer them without the Board's consent.

If you cease to be employed by the Group other than following retirement, redundancy, death, total and permanent disablement, serious misconduct involving dishonesty or with the approval of the Board, your EPRs will lapse:

- on the date you cease to be an employee, if your EPRs are not exercisable by that date; or
- at the end of the Exercise Period, if your EPRs are exercisable by that date

If you cease to be employed by the Group in circumstances of serious misconduct involving dishonesty, your EPRs will lapse on cessation of employment irrespective of whether they have become exercisable.

If you cease to be employed by the Group in any other circumstances, your EPRs will lapse:

- on the date you request that they lapse; or
- at the end of the Performance Period, if your EPRs do not become exercisable in the Performance Period or if you do not exercise your EPRs by the end of the Exercise Period.

how the EPRs Plan works – impact of cessation of employment on EPRs

WHETHER EPRS ARE EXERCISABLE OR NOT EXERCISABLE	IMPACT ON EPRS ON CEASING EMPLOYMENT WITH THE GROUP
RESIGNATION OR TERMINATION OF EMPLOYMENT WITH A COMPANY IN THE GROUP (OTHER THAN IN SPECIAL CIRCUMSTANCES AND WHERE THERE IS NO SERIOUS MISCONDUCT INVOLVING DISHONESTY)	
Exercisable	You may exercise EPRs within 90 days of the day on which you cease to be an employee (but not later than 10 years from the Grant Date)
Not Exercisable	EPRs lapse on the day you cease employment
SPECIAL CIRCUMSTANCES (BEING RETIREMENT, REDUNDANCY, DEATH, TOTAL AND PERMANENT DISABLEMENT, OR BOARD APPROVAL)	
Exercisable	You may exercise your EPRs before the later of: a) 90 days after the day on which you cease to be an employee (but not later than 10 years from the Grant Date); or b) 90 days after the day on which the Performance Period ends.
Not Exercisable	You may exercise your EPRs if the Performance Hurdles are satisfied in the Performance Period. In these circumstances, the Performance Period will commence from the "Base Date" and end on the later of . a) 4 years from the Base Date; or b) 12 months after you cease to be an Employee (but no later than 5 years from the Base Date). If your EPRs become exercisable after you cease employment you may exercise them no later than 90 days after this Performance Period ends.
SERIOUS MISCONDUCT	
Exercisable and not exercisable	EPRs lapse on the day you cease employment

SECTION 4

taxation summary - australia

The following information provides a summary of the Australian taxation rules that apply to benefits granted under the EPRs Plan. **The information is general in nature and is intended to be a reference that you can provide to your taxation adviser.**

It is strongly recommended that you seek professional advice in relation to your personal circumstances. If you, or your adviser has any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain, an Australian resident for taxation purposes. If your tax residency status changes we recommend that you seek professional advice from your taxation advisor.

your choice

There are two possible ways to be taxed on rights you receive under the EPRs Plan. You may defer your tax or elect to pay tax upfront at the time the EPRs are granted to you. Your choice will depend upon your individual tax and financial circumstances and your views on the likely future price of IAG shares.

deferring your tax

TAXATION OF YOUR EPRS

You will automatically defer the payment of your tax unless you elect to be taxed upfront. Where you defer, you will be taxed at the Assessment Time, being the earlier of:

- the termination of your employment[2]
- when your shares are released to you.

If your Assessment Time is the time of the cessation of your employment, you will generally be taxed on the "market value" of your EPRs at the time of termination. The "market value" of each of your EPRs (Executive Performance Shares) at the time of termination will be the market value of an IAG share on the date of termination. If your Assessment Time is the time when your shares are released to you from the Trust, you will generally be assessed on the market value of IAG shares at this time.

If your EPRs lapse, you should not be taxed on the EPRs.

TAXATION CONSEQUENCES OF SELLING SHARES ACQUIRED FROM YOUR EPRS

You may also be required to include a capital gain in your assessable income when you dispose of shares you acquire from your EPRs. You will not be required to include a capital gain if you dispose of your shares under the "30 Day Rule".

Capital Gain

You may be required to include a capital gain in calculating your assessable income. The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your EPRs at the Assessment Time.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares after 12 months from the date the shares are released to you from the Trust ("Capital Gains Tax Concession"). It is recommended you obtain independent tax advice before you dispose of shares you acquire from your EPRs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

30 Day Rule

If you dispose of shares you acquire from your EPRs, you may be assessed under the 30 Day Rule. This 30 Day Rule applies where you dispose of your shares within 30 days of the Assessment Time. The amount included in your assessable income as a result of the 30 Day Rule will equal the consideration you receive for the shares as a result of the arm's length transaction.

2 [illegible]
[illegible] Group Company [illegible]
[illegible] If your employer ceases to be a Group Company, your employment with your employer at the time you received your EPRs ceases

taxation summary

paying tax upfront

If you choose to be taxed upfront then you need to make an election under section 139E of the Income Tax Assessment Act 1936 for the 2008/2009 year of income. The election must be made before you lodge your return for the 2008/2009 tax year.

> An election you make for the 2008/2009 tax year may apply to other shares and rights you acquire under employee share schemes in that year including any shares or rights you may acquire by virtue of any employee share plan of your former employer or by virtue of any other employee share plan of IAG.

TAXATION OF YOUR RIGHTS

If you make the election, you will be assessed on the allocation of your EPRs. You will be taxed on the "market value" of the EPRs when they are allocated to you by IAG. The "market value" of EPRs when they are allocated to you will be the market value of IAG shares on this date. If you make an election under section 139E, neither the termination of your employment nor the release of the shares to you from the Trust will be taxable events for you.

Generally, if the EPRs lapse without being exercised, you should not be taxed on the EPRs. If you have previously paid tax on the EPRs, you can seek a refund.

TAXATION CONSEQUENCES OF SELLING SHARES ACQUIRED FROM YOUR RIGHTS

Generally, you may be required to include a capital gain in your assessable income when you dispose of shares you acquire from exercising your EPRs. The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your EPRs ***at the date of grant.***

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares after 12 months from the date the shares are released to you from the Trust ("Capital Gains Tax Concession"). It is recommended you obtain independent tax advice before you dispose of your shares you acquire from exercising your EPRs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

SECTION 5

how to get more information

where can I find more information?

Further information can be found in the following EPRs documents:

- Executive Performance Rights Terms; and
- Trust Deed.

These documents are available free of charge from Group Performance & Reward (details below). [illegible] AG's share [illegible] is also available on [illegible]

you can also contact

JACQUI CONNELLAN

Senior Advisor Share Plans
Phone: +61 2 9292 8748
email: jacqui.connellan@iag.com.au

ALEX CHRISTIE

Head of Remuneration & Reward
email: alex.christie@iag.com.au

CRAIG HESPE

Head of Group Taxation
email: craig.hespe@iag.com.au

SECTION 6

glossary

Application Form.	means either an on-line application form (accessed through the link provided in this booklet) or a paper application form provided by IAG on request of participants who cannot access the on-line form.
Grant Date	is the date on which the EPRs are granted to you by the Trustee.
Base Date	means, for this grant of EPRs, 30 September 2008.
Board	means the board of directors of IAG.
Computershare	means Computershare Plan Managers Pty Limited.
EPRs Plan	means the terms of the Trust as they apply to EPRs.
EPRs Terms	means the terms of the EPRs set out in schedule 9 of the Trust Deed.
Event	is defined in Term 2.3 of the EPRs Terms and includes a takeover offer made to the holders of shares in IAG (other than as a result of an allotment or transfer approved by the Board of IAG).
Executive Performance Shares	means ordinary IAG shares allocated to participants on exercise of EPRs.
Exercise Period	is described on page 8 of this booklet.
Group	means IAG and its subsidiaries.
GST	has the meaning it has in the A New Tax System (Goods and Services Tax) Act 1999 (Cwlth).
IAG	means Insurance Australia Group Limited (ABN 60 090 739 923).
Return on Equity or ROE	is described on page 7 of this booklet.
EPRs	means Executive Performance Rights issued pursuant to this invitation.
Peer Group	means the group of entities in the S&P/ASX 100 index (as determined by Standard & Poor's).
Performance Hurdles	are the Relative TSR hurdle and the ROE hurdle.
Performance Period	is described on page 5 of this booklet.
Relative TSR	is described on page 7 of this booklet.
Test Date	The Test Date for the TSR tranche of rights is the 30 September 2011 and the last trading day of each annual period for another two years, and any other day(s) in the Performance Period as nominated by the Board. The Test Date for the ROE tranche of rights is the 30 June 2011 (or any other day(s) in the Performance Period as nominated by the Board).

TFN	means tax file number.
Trust Deed	IAG Share and Performance Award Rights Plan Trust Deed dated 12 February 2001, as amended from time to time.
Trustee	means IAG Share Plan Nominee Pty Ltd (ABN 32 095 125 152).
WACC	is the Weighted Average Cost of Capital
Withdrawal Request	means a request by a Holder to the Trustee, including payment of any applicable reimbursement amount, in relation to the withdrawal of the Executive Performance Shares to: ○ Transfer to, or on behalf of, the Holder some or all of the Holder's Executive Performance Shares; or ○ Sell, on behalf of the Holder, some or all of the Holder's Executive Performance Shares.

a Shared future

IAG EXECUTIVE PERFORMANCE RIGHTS – 2008/09 OFFER

EXPLANATORY BOOKLET - INTERNATIONAL

IAG
Insurance Australia Group

INSURANCE AUSTRALIA GROUP LIMITED ABN 60 090 739 923

Executive Performance Rights – 2008/09 Offer

IMPORTANT DATES

MONDAY 8 SEPTEMBER 2008

Applications Open — An invitation e-mail will be sent to confirm your allocation of Executive Performance Rights (EPRs).

You may apply for EPRs by completing the online Application Form on the IAG Employee Share Plan Centre website at:
http://www.computershare.com/employee/au/iag/lti

WEDNESDAY 17 SEPTEMBER 2008

Applications Close — You must complete and submit your online Application Form by 5pm today.

Any paper Application Forms must also be received by 5pm today.

THURSDAY 18 SEPTEMBER 2008

Allocation Date — EPRs allocated to Participants.

[illegible]

If you need help with your application after reading this booklet, you can contact Computershare on [illegible] between 8.30 am and 7pm Monday to Friday.

CONTENTS

[illegible]
[illegible]

IAG Insurance Australia Group

SECTION 1

EPRs and IAG performance

The Executive Performance Rights Plan (EPRs Plan) is designed to link your reward to IAG's longer term performance, and also to the returns shareholders receive.

The EPRs Plan is linked to two key measures of our long-term financial performance:

1. **Return on equity (ROE)** - focuses on the absolute return we deliver on shareholders' funds. As such, it is a direct reflection of IAG's performance and is not impacted by the performance of other companies.
2. **Relative Total Shareholder Return (Relative TSR)** - provides a measure of the relative return IAG delivers to our shareholders compared to the other entities in the S&P/ASX 100.

The EPRs Plan provides you with the potential for significant personal reward where IAG meets its long term financial objectives.

SECTION 2

how to apply for EPRs

If you are eligible to apply for EPRs, you will receive an e-mail containing information on how to complete the online application.

In general, you should apply for EPRs by completing the online Application Form on the website at **http://www.computershare.com/employee/au/iag/lti**

The website is administered by Computershare and contains all relevant EPRs Plan documents

You must complete and submit your application for EPRs by 5pm AEST on 17 September 2008.

Completing the Online Application

STEP 1: ACCESS THE COMPUTERSHARE WEBSITE

Click on the website link: http://www.computershare.com/employee/au/iag/lti if you are viewing this document electronically.

Alternatively, type the website address directly into the address line of your internet browser.

STEP 2: LOGIN AND COMPLETE THE ONLINE APPLICATION

You will be led through a number of steps to apply for EPRs. Completing these steps should take approximately 5 minutes. Follow the on-screen instructions to login to the online application and enter or confirm the required information.

1. To login you will need the following information:
   - Your payroll number
   - Your Computershare website password, which was included in your invitation e-mail sent to you by Computershare.
   - Your tax file number (optional)*
2. Confirm the details displayed on the confirmation screen are correct and submit.

*This information is optional. If you already hold ordinary IAG shares or participate in an IAG Employee Share Plan and have previously provided this information it should be shown as 'Quoted' in the TFN field.

STEP 3: APPLICATION CONFIRMATION

Once you complete and submit the online application, you will be provided with a confirmation number and an email will be sent to your nominated e-mail address to confirm your application has been completed.

Paper Application Forms

If you cannot complete an online application and require a paper Application Form and Offer documents, please contact Jacqui Connellan, Senior Advisor Share Plans. Contact details are provided on page 14

Current IAG Shareholders and Share Rights Plan Participants

If you are an existing IAG shareholder, Deferred Award Rights participant or other IAG Employee Share Plan participant, and your HR payroll number, full name and address matches the Computershare records for those holdings, we have linked your online application with these existing holdings.

This means your online application will display the TFN status held by Computershare

Should you change any of these existing details as part of your online application, your Computershare records for these holdings will be updated automatically

SECTION 3

how the EPRs Plan works – summary

GRANT

Your invitation to apply for EPRs accompanies this booklet.

If you wish to accept the invitation, complete the application for EPRs on the website at http://www.computershare.com/employee/au/iag/lti by the due date (17 September 2008). If you cannot apply on the website you can request a paper Application Form.

You will be granted EPRs upon acceptance of your application by the Trustee (Grant Date).

See Page 4

PERFORM

The Performance Hurdles consist of a relative Total Shareholder Return (Relative TSR) hurdle and a Return on Equity (ROE) hurdle, which are both discussed in more detail in the "perform" section on page 5.

The Relative TSR hurdle is tested on 30 September 2011 (that is, three years after the Base Date), and then annually for another two years.

The Normalised ROE hurdle is measured for the period from 1 July 2008 to 30 June 2011 (following Board approval of the financial results for the period ending on 30 June 2011).

All of the EPRs granted to you will become exercisable on full achievement of each hurdle, totalling 100% when both hurdles are fully satisfied.

Your performance in this period and in the period leading up to it will directly influence the performance of IAG, and as a consequence, the number of your EPRs that will become exercisable.

See Page 5-7

EPRs EXERCISABLE

Unless they lapse, some or all of your EPRs will become exercisable when the Trustee notifies you that the Performance Hurdles have been satisfied.

The Performance Hurdles relate to the Relative TSR performance of IAG relative to the Peer Group (entities comprising the S&P/ASX 100), and the ROE performance of IAG against targets as determined by the Board.

See Page 8-9

EXERCISE

Once EPRs have become exercisable, you can exercise them at any time before the 10th anniversary of the Grant Date. This is subject to you continuing as an employee of the Group. (Refer to the table on page 13 for more information.)

See Page 10

LAPSE/CEASE EMPLOYMENT

If the Performance Hurdles are not met, EPRs will lapse at the end of the Performance Period.

EPRs that are not exercisable generally lapse if you cease employment with the Group. (Refer to the table on page 13 for more information.)

See Page 11-12

HOLDING PERIOD

The shares that are obtained on exercise of the rights (Executive Performance Shares) can remain in the Trust (up to a maximum of 10 years from the Grant Date).

See Page 10

how the EPRs Plan works – grant

WHAT IS AN EPR?

An EPR is a right to acquire one ordinary share in IAG from the Trustee of the EPRs Plan. A right may be exercised in order to receive one share if the right has become exercisable and has not lapsed. Until you exercise your rights and acquire shares, an EPR will not give you a legal or beneficial interest in any IAG shares and you will not be able to participate in dividends or other shareholder benefits (including voting).

WHAT IS THE EPRS PLAN?

The EPRs Plan is an employee share rights plan designed to provide a long-term incentive opportunity to participants. The EPRs Plan provides rights over issued shares in IAG. The EPRs Plan is governed by the EPRs Terms and the Trust Deed

WHO CAN PARTICIPATE IN THE EPRS PLAN?

Executives and a small number of other key leaders are nominated by direct reports to the Chief Executive Officer IAG, and approved by the Chief Executive Officer IAG, to participate in the EPRs Plan. Participants have been selected in light of the pivotal role they will play in achieving the longer-term business goals of the Group. The Nomination, Remuneration & Sustainability Committee approves the participation of each individual in the EPRs Plan

WHAT ARE THE OBJECTIVES OF THE EPRS PLAN?

The EPRs Plan is a key component of our executive remuneration strategy. The EPRs Plan allows you to acquire shares in IAG, subject to the performance of IAG (as measured by Relative TSR and ROE) over the Performance Period. The EPRs Plan will allow you to share in wealth you help the Group create.

DO I HAVE TO PAY ANYTHING TO PARTICIPATE IN THE EPRS PLAN?

You are not required to pay anything to acquire EPRs under the EPRs Plan. Should your EPRs become exercisable, you will have the opportunity to acquire shares in IAG from the Trustee for all the EPRs which are exercised at any one time.

A share registry administration fee is payable by you to Computershare at the time Executive Performance Shares are transferred out of the Trust. As a guide, the fee is presently AUD$66 inclusive of GST.

HOW DO I PARTICIPATE IN THE EPRS PLAN?

If you wish to accept your invitation to participate in the EPRs Plan and be granted EPRs, you will need to complete the online application on the Computershare website at **www.computershare.com/employee/au/iag/lti**, or complete a paper Application Form if you cannot access the website. Online applications must be submitted by 5pm AEST on 17 September 2008. Paper Application Forms must also be received by this time.

WHEN WILL I RECEIVE MY EPRS?

It is expected that your EPRs will be allocated to you on or about 18 September 2008. You will receive a statement from Computershare confirming your allocation shortly after that time.

how the EPRs Plan works – perform

WHEN WILL MY EPRS BECOME EXERCISABLE?

Generally, whether or not your EPRs will become exercisable will depend on the Performance Hurdles being met during the Performance Period.

If you remain employed by the Group, you will have up to 10 years from the Grant Date to exercise your EPRs that have become exercisable.

Cessation of your employment with the Group will affect your EPRs. Refer to pages 11 and 12 for more information about what happens to your EPRs if you cease employment with the Group.

If an Event occurs, the Board has discretion in determining how the EPRs will be dealt with (including making a determination that they become exercisable).

WHAT IS THE PERFORMANCE PERIOD?

The Performance Period is the period during which the Performance Hurdles must be met in order for any of your EPRs to become exercisable.

As presented in the diagram below, the Performance Period for the TSR portion of EPRs is between three and five years from 30 September 2008.

Relative TSR performance is first tested on 30 September 2011, and then annually until 30 September 2013.

The Performance Period for the ROE portion of EPRs is the three years ending 30 June 2011. The level of vesting will be determined by the Board following the release of the annual financial results.

The Performance Periods outlined above are applicable if you remain as an employee of the Group. Different arrangements apply if you cease to be an employee of the Group. Refer to the table on page 12 for more information

RELATIVE TSR HURDLE


EXERCISE PERIOD
PERFORMANCE PERIOD
BASE DATE
Yr 4

ROE HURDLE


PERFORMANCE PERIOD
EXERCISE PERIOD

WHAT ARE THE PERFORMANCE HURDLES

The Performance Hurdles consist of two separate measures which are described in the table below.

	EPRs	HURDLE EXPLANATION
Relative TSR Hurdle	50% of total allocation	The Relative TSR hurdle is based on a comparison, over the Performance Period, of IAG's TSR with the TSR of the entities comprising the S&P/ASX 100 (at the Base Date). The Relative TSR hurdle will be measured on a Test Date for the period from the 30 September 2008 to the Test Date. For any of the TSR portion of EPRs to be exercisable, IAG's TSR performance must be within the top 50% of entities comprising the Peer Group. The Peer Group is all entities as at the Base Date comprised in the S&P/ASX 100.
ROE Hurdle	50% of total allocation	The ROE hurdle is an internal measure which compares IAG's actual cash ROE performance with the target cash ROE performance as determined by the Board. ROE will be measured for each six month period beginning on 1 July 2008 and ending on 30 June 2011. There will only be one Test Date for the ROE portion of the EPRs. For any of the ROE portion of EPRs to be exercisable, IAG's average ROE (the average of the six monthly ROE measurements over the three years ended 30th June 2011) must reach, at least, 1.5 times WACC.

WHAT IS RELATIVE TSR?

Total Shareholder Return (TSR) measures the entire return a shareholder would obtain from holding a company's shares over a period, taking into account factors such as changes in the market value of the shares and dividends paid over that period

Relative TSR compares and ranks IAG's TSR against the TSR of entities in the Peer Group.

The measurement period for Relative TSR begins on the 30 September 2008 and ends on a Test Date between three and five years later.

WHAT IS ROE?

Return on Equity (ROE) is calculated by dividing net income after adjustment for amortisation of acquired identifiable intangibles and unusual items by shareholders equity and measures how well a company uses its assets to produce earnings. It s also a measure of IAG's profitability which shows how much profit it has generated with the money shareholders have invested.

The measurement period for determining ROE begins on 1 July 2008 and ends on 30 June 2011 The average of the six monthly ROE for each six month period during the measurement period is used to calculate ROE The Board will determine whether any EPRs are exercisable based on the audited financial results.

$$\text{ROE} = \frac{\text{Cash earnings}}{\text{Average equity attributable to IAG Shareholders}}$$

The Board may determine adjustments are necessary. For example, adjustments may be made to shareholders equity if the timing of funds raised and/or returned is not aligned with respective earnings (e.g. equity raised for an acquisition prior to balance date but settled after).

how the EPRs Plan works – EPRs exercisable

WHEN CAN MY EPRS BECOME EXERCISABLE?

If the Performance Hurdles are met during the Performance Period, some or all of your EPRs will be exercisable during the Exercise Period provided they have not lapsed.

The Exercise Period commences when you are notified that the Performance Hurdles have been satisfied.

Different arrangements apply if you cease employment with the Group. Please refer to the table on page 12.

HOW MANY OF MY EPRS WILL BE EXERCISABLE?

The number of EPRs that will become exercisable depends on IAG's performance over the Performance Period based on IAG's TSR as ranked against the Peer Group (50% of total allocation), and IAG's Normalised ROE performance against target (50% of total allocation).

RELATIVE TSR HURDLE – 50% OF TOTAL ALLOCATION

The number of EPRs that will become exercisable under the TSR allocation is presented in the following graph. The maximum number of EPRs that can be exercised under the TSR allocation is 50% of the total EPRs granted.

% of EPRs exercisable under TSR allocation



100%
50%
0%
50th
75th
100th
IAG'S RANK IN ASX 100

HOW IS A COMPANY'S RANK DETERMINED?

IAG's rank in the Peer Group will be determined on each Test Date within the Performance Period by:

- Determining the TSR from 30 September 2008 to that Test Date for IAG and the TSR for each member of the Peer Group. This means that it will include changes in the market value of the shares in the relevant companies from 30 September 2008 to the Test Date. For this purpose, the market value of the shares at 30 September 2008 will be determined by reference to the volume weighted average price on the ASX in the three month period up to and including 30 September 2008 (that is, from 1 July to 30 September 2008). The market value of shares on a Test Date will be determined by reference to the volume weighted average trading price on ASX in the three month period up to and including the Test Date; and
- Ranking IAG and the members of the Peer Group by reference to each company's TSR on a percentile scale, with the company with the highest TSR at that day ranked at 100. The rank for the Test Date is the position of IAG on that percentile scale.

ROE HURDLE – 50% OF TOTAL ALLOCATION

The number of EPRs that will become exercisable under the ROE allocation is represented in the table below. The maximum number of EPRs that can be exercised under the ROE allocation is 50% of the total EPRs granted.

NORMALISED ROE PERFORMANCE	VESTING SCALE
> 1.8 x WACC	100% vests
= 1.7 x WACC	80% vests
= 1.6 x WACC	50% vests
= 1.5 x WACC	20% vests
< 1.5 x WACC	0% vests

A sliding scale operates between the points represented in the table above so that for each percentage point that ROE exceeds WACC:

- Between 50% and 70%, an additional 3% of the ROE allocation vests; and
- Between 71% and 80% an additional 2% of the ROE allocation vests.

WHAT IS A TEST DATE?

The Test Dates for the TSR tranche of rights are 30 September 2011, 30 September 2012 and 30 September 2013 (or any other day(s) in the Performance Period as nominated by the Board).

The Test Date for the ROE tranche of rights is 30 June 2011 (or any other day(s) in the Performance Period as nominated by the Board).

how the EPRs Plan works – exercise and holding period

HOW DO I EXERCISE MY EPRS INTO IAG SHARES?

Shares in IAG will be allocated to you from the Trustee (Executive Performance Shares) when you exercise your EPRs (the Trustee will notify you if they are exercisable). The Executive Performance Shares may also remain in the Trust for a total period of 10 years form the Grant Date

You may exercise some or all of your EPRs which have become exercisable by lodging a notice of exercise of EPRs (in multiples of 100) with the Trustee.

WHAT HAPPENS IF I EXERCISE MY EPRS & LEAVE THE SHARES IN THE TRUST?

Once you have exercised your EPRs, the following will occur:

- Executive Performance Shares will be allocated to you and held on your behalf by the Trustee;
- You will be entitled to participate in dividends and other shareholder benefits such as voting;
- Your allocated Executive Performance Shares will be subject to a "forfeiture condition", that is, if the Board is of the opinion that you have (or intend to) commit any act which would amount to serious misconduct involving dishonesty, the Board may determine that some or all of the Executive Performance Shares be forfeited.

HOW ARE THE SHARES RELEASED FROM THE TRUST?

You may submit a Withdrawal Request to the Trustee at any time after the Executive Performance Shares have been allocated to you, following exercise of your EPRs to either:

(a) arrange, through the Trustee, the sale of all relevant Executive Performance Shares held by the Trustee on your behalf; or

(b) transfer the relevant Executive Performance Shares held on your behalf to you.

You will need to pay a fee to Computershare for each transfer and/or sale of Executive Performance Shares from the Trust. At present, the fee is AUD$66 (inclusive of GST). Computershare's fees are subject to change.

In certain limited circumstances set out in the Executive Performance Rights Terms you will not be permitted to submit a Withdrawal Request or it will be rejected

how the EPRs lapse/cease employment

WHEN WILL MY EPRS LAPSE?

Any EPRs that are not exercised in the applicable Exercise Period will automatically lapse. If you continue to be an employee of the Group, your EPRs will lapse under the following circumstances:

- Any EPRs that have not become exercisable by the end of the Performance Period will lapse at that time;
- Any EPRs that have become exercisable by the end of the Performance Period but have not been exercised by the end of the Exercise Period will lapse at the end of the Exercise Period (10 years after Grant Date of the EPRs if you remain employed by the Group); and
- If you purport to transfer them without the Board's consent.

If you cease to be employed by the Group other than following retirement, redundancy, death, total and permanent disablement, serious misconduct involving dishonesty or with the approval of the Board, your EPRs will lapse:

- on the date you cease to be an employee, if your EPRs are not exercisable by that date; or
- at the end of the Exercise Period, if your EPRs are exercisable by that date

If you cease to be employed by the Group in circumstances of serious misconduct involving dishonesty your EPRs will lapse on cessation of employment irrespective of whether they have become exercisable.

If you cease to be employed by the Group in any other circumstances, your EPRs will lapse:

- on the date you request that they lapse; or
- at the end of the Performance Period, if your EPRs do not become exercisable in the Performance Period or if you do not exercise your EPRs by the end of the Exercise Period.

how the EPRs Plan works – impact of cessation of employment on EPRs

WHETHER EPRS ARE EXERCISABLE OR NOT EXERCISABLE	IMPACT ON EPRS ON CEASING EMPLOYMENT WITH THE GROUP
RESIGNATION OR TERMINATION OF EMPLOYMENT WITH A COMPANY IN THE GROUP (OTHER THAN IN SPECIAL CIRCUMSTANCES AND WHERE THERE IS NO SERIOUS MISCONDUCT INVOLVING DISHONESTY)	
Exercisable	You may exercise EPRs within 90 days of the day on which you cease to be an employee (but not later than 10 years from the Grant Date)
Not Exercisable	EPRs lapse on the day you cease employment
SPECIAL CIRCUMSTANCES (BEING RETIREMENT, REDUNDANCY, DEATH, TOTAL AND PERMANENT DISABLEMENT, OR BOARD APPROVAL)	
Exercisable	You may exercise your EPRs before the later of: a) 90 days after the day on which you cease to be an employee (but not later than 10 years from the Grant Date); or b) 90 days after the day on which the Performance Period ends.
Not Exercisable	You may exercise your EPRs if the Performance Hurdles are satisfied in the Performance Period. In these circumstances, the Performance Period will commence from the "Base Date" and end on the later of a) 4 years from the Base Date; or b) 12 months after you cease to be an Employee (but no later than 5 years from the Base Date). If your EPRs become exercisable after you cease employment you may exercise them no later than 90 days after the Performance Period ends.
SERIOUS MISCONDUCT	
Exercisable and not exercisable	EPRs lapse on the day you cease employment

1 [illegible] ... to be a Group company.

SECTION 4

taxation summary - international

International supplementary documents have been prepared and form part of your Offer documents. They assume that you are, and remain, a local resident for taxation purposes. The following country guides are available:

New Zealand

United Kingdom

Singapore

China

Thailand

It is important for you to refer to your relevant country document for guidance. The information is general in nature and is intended to be a reference that you can provide to your taxation advisor.

It is strongly recommended that you seek professional advice in relation to your personal circumstances.

SECTION 5

how to get more information

where can I find more information?

Further information can be found in the following EPRs documents:

- Executive Performance Rights Terms; and
- Trust Deed.

These documents are available free of charge from Group Performance & Reward (details below) on request. IAG's share price is also available on [illegible].

you can also contact

JACQUI CONNELLAN

Senior Executive Share [illegible]
Phone: +6[illegible] 8748
email: jacqui.connellan@iag.com.au

ALEX CHRISTIE

Head of Remuneration & Reward
email: alex.christie@iag.com.au

CRAIG HESPE

Head of Group Taxation
email: craig.hespe@iag.com.au

SECTION 6

glossary

Application Form	means either an on-line application form (accessed through the link provided in this booklet) or a paper application form provided by IAG on request of participants who cannot access the on-line form.
Grant Date	is the date on which the EPRs are granted to you by the Trustee.
Base Date	means, for this grant of EPRs, 30 September 2008.
Board	means the board of directors of IAG.
Computershare	means Computershare Plan Managers Pty Limited.
EPRs Plan	means the terms of the Trust as they apply to EPRs.
EPRs Terms	means the terms of the EPRs set out in schedule 9 of the Trust Deed.
Event	is defined in Term 2.3 of the EPRs Terms and includes a takeover offer made to the holders of shares in IAG (other than as a result of an allotment or transfer approved by the Board of IAG).
Executive Performance Shares	means ordinary IAG shares allocated to participants on exercise of EPRs.
Exercise Period	is described on page 8 of this booklet.
Group	means IAG and its subsidiaries.
GST	has the meaning it has in the A New Tax System (Goods and Services Tax) Act 1999 (Cwlth).
IAG	means Insurance Australia Group Limited (ABN 60 090 739 923).
Return on Equity or ROE	is described on page 7 of this booklet.
EPRs	means Executive Performance Rights issued pursuant to this invitation.
Peer Group	means the group of entities in the S&P/ASX 100 index (as determined by Standard & Poor's).
Performance Hurdles	are the Relative TSR hurdle and the ROE hurdle.
Performance Period	is described on page 5 of this booklet.
Relative TSR	is described on page 7 of this booklet.
Test Date	the Test Date for the TSR tranche of rights is the 30 September 2011 and the last trading day of each annual period for another two years, and any other day(s) in the Performance Period as nominated by the Board. the Test Date for the ROE tranche of rights is the 30 June 2011 (or any other day(s) in the Performance Period as nominated by the Board).

TFN	means tax file number.
Trust Deed	IAG Share and Performance Award Rights Plan Trust Deed dated 12 February 2001 as amended from time to time.
Trustee	means IAG Share Plan Nominee Pty Ltd (ABN 52 095 125 152).
WACC	is the Weighted Average Cost of Capital.
Withdrawal Request	means a request by a Holder to the Trustee, including payment of any applicable reimbursement amount, in relation to the withdrawal of the Executive Performance Shares to: o Transfer to, or on behalf of, the Holder some or all of the Holder's Executive Performance Shares; or o Sell, on behalf of the Holder, some or all of the Holder's Executive Performance Shares.

a shared future

IAG EXECUTIVE PERFORMANCE RIGHTS - 2008/2009 EXPLANATORY BOOKLET

INTERNATIONAL TAX SUMMARY - CHINA

INTRODUCTION

The following information provides a summary of the China taxation rules that apply to benefits granted under the Executive Performance Rights (EPRs) Plan. **The information is general in nature** and is intended to be a reference that you can provide to your taxation adviser.

It is strongly recommended that you seek professional advice in relation to your personal circumstances. If you, or your adviser, have any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain, a Chinese national and Chinese resident for taxation purposes. If your tax residency status changes we recommend that you seek professional advice from your taxation advisor.

Your tax obligations in respect of your performance rights may be summarised as follows:

EVENT	EXECUTIVE PERFORMANCE RIGHTS
Grant	No tax
Vesting	No tax
Exercise	Taxed on the fair market value of the shares at exercise
Sale	Taxed on the sale proceeds, less the fair market value of the Executive Performance Shares at exercise

TAXATION OF YOUR EPRS

1. GRANT

There will be no tax consequences until you exercise your EPRs.

2. EXERCISE

You will be subject to tax when you exercise the EPRs. The amount subject to tax is the difference between the market closing price of the Executive Performance Shares on the date of exercise and the exercise price (if any). This excess amount (often called the "spread" on the exercise) will be treated as employment income and subject to withholding tax at progressive rates ranging from 5% to 45%. Your employer will perform tax withholding on the spread at exercise.

The fact that the Executive Performance Shares remain in the Trust would not change the tax treatment at the time of exercise.

If you exercise your EPRs at more than one time in a calendar year, the income from each exercise (the excess amount as mentioned above) will be combined to calculate the tax payable. Thus, the income from your EPRs exercised during the same calendar year will be accumulated to apply the tax formula. Any tax already paid relating to your previous EPRs exercised within the same calendar year will be deducted from the tax payable.

By regulations, all the employment related income should be subject to social insurance and housing fund contributions. However, there are ceilings for social insurance and housing fund contributions. If you have reached the ceilings for social insurance and housing fund contributions, your income at exercise will not be subject to social insurance and housing fund contributions.

3. LAPSE

If your EPRs lapse, you should not be taxed on the EPRs.

4. SALE

The difference between the Executive Performance Share price at the date of sale and the market closing price at the date of exercise will be treated as capital gain and subject to tax at a rate of 20%.

5. SAME DAY SALE

If you sell your Executive Performance Shares on the same day that you exercise your EPRs, technically, the exercise of your EPRs and the immediate sale of the Executive Performance Shares would be treated as two separate transactions. In other words, the exercise would be taxed under the rules described in 2 above. The sale would be treated as a separate transaction and potentially taxed under the rules described in 4 above. In practice, some tax authorities may treat the same day sale as one transaction for tax calculation purposes. In other words, the difference between the disposal price and the exercise price is treated as employment income and subject to tax at progressive rates from 5% to 45%.

a Shared future

IAG EXECUTIVE PERFORMANCE RIGHTS - 2008/2009 EXPLANATORY BOOKLET

INTERNATIONAL TAX SUMMARY - SINGAPORE

INTRODUCTION

The following information provides a summary of the Singapore taxation rules under the Executive Performance Rights (EPRs) Plan. **The information is general in nature** and is intended to be a reference that you can provide to your taxation adviser.

It is strongly recommended that you seek professional advice in relation to your personal circumstances. If you or your adviser has any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain, a Singapore tax resident for taxation purposes. If your tax residency status changes we recommend that you seek professional advice from your taxation advisor.

BASIS OF TAXATION OF YOUR EPRS

An individual who is physically present/exercises employment in Singapore for 183 days or more in a calendar year will be considered a tax resident of Singapore.

As Singapore operates on a territorial basis of assessment, only Singapore-sourced income is taxable in Singapore.

In the context of employment income, if you are working or deemed to be working in Singapore, your employment income will be regarded as Singapore-sourced and subject to tax in Singapore, regardless of who makes the payment, where the payment is received or who is the legal employer. This is the case even if you are required to travel extensively where your overseas trips are viewed as incidental to your Singapore employment.

As your EPRs are granted to you in respect of your employment with IAG, your EPRs will be taxable as your employment income.

TAXATION OF YOUR EPRS

1. GRANT

There are no tax consequences on the grant of your EPRs.

2. EXERCISE

The taxable benefit upon exercise is subject to tax. The taxable benefit is the market value of the Executive Performance Shares on the date of exercise less the exercise price (if any).

3. LAPSE

If your EPRs lapse as a result of not meeting performance hurdles, you will not be subject to tax on your EPRs. However, if your EPRs lapse as a result of ceasing employment, the "deemed exercise rule" may apply (see below).

4. DEEMED EXERCISE RULE

The "deemed exercise rule" applies to foreign citizens and Singapore Permanent Residents who are ceasing Singapore employment or leaving Singapore Permanently.

The "deemed exercise rule" will apply even though you may not have exercised the EPRs at the point of ceasing your Singapore employment. Under the provision, the deemed taxable benefit will be calculated as if the taxable event occurred one month before the date of ceasing your Singapore employment.

Please note that should the actual gain on exercise on the EPRs result in a lower gain than the deemed amount, you may apply to the Inland Revenue Authority of Singapore to reassess your tax liability based on the actual gain. For reassessment, this application must be made with documentary evidence of the actual gain and within 4 years after the year of assessment (if the year assessment is 2008 or later) in which the deemed exercise is applied.

5. SALE OF EXECUTIVE PERFORMANCE SHARES

There are no tax implications on the sale of shares acquired from exercise of the EPRs as there is no capital gains tax in Singapore.

6. DIVIDENDS

As the IAG shares are traded on the Australia Stock Exchange, the Executive Performance Shares are considered a foreign investment. As the dividend income is foreign sourced the dividends are not subject to tax in Singapore.

a Shared future

IAG EXECUTIVE PERFORMANCE RIGHTS - 2008/2009 EXPLANATORY BOOKLET
INTERNATIONAL TAX SUMMARY - UNITED KINGDOM

INTRODUCTION

The following information provides a summary of the UK taxation rules that apply to benefits granted under the Executive Performance Rights (EPRs) Plan. **The information is general in nature** and is intended to be a reference that you can provide to your taxation adviser. You should therefore not rely on this summary for the purposes of any investment decision that you make.

Your tax and National Insurance Contribution (NIC) position will depend upon your personal circumstances and you are advised to consult your tax adviser for specific advice relating to your own situation. If you. or your adviser have any additional questions in relation to the operation of the plan, you may wish to contact Group Taxation for assistance.

This summary assumes that for tax purposes, you are resident ordinarily resident and domiciled in the United Kingdom on the date that the EPRs are granted to you and that you remain resident ordinarily resident and domiciled in the United Kingdom until the time that you exercise your EPRs and subsequently sell your IAG shares. This summary reflects our understanding of the tax and NIC position in the United Kingdom as at 22 August 2008.

TAXATION OF YOUR EPRS

GRANT

Will UK income tax and NIC apply at the time I am granted my EPRs?

There is neither income tax nor NIC due when the EPRs are granted to you.

EXERCISE

Will UK income tax and NIC apply at the time I exercise my EPRs?

UK income tax and NIC will apply at the time that you exercise your EPRs even if the shares remain in the trust. The top marginal tax rate for 2008/2009 is 40% and employee NIC is due at a rate dependent upon the level of monthly earnings.

What amount is subject to income tax and NIC at exercise?

The amount subject to income tax at exercise is the market value of the IAG shares at exercise less the amount you pay to acquire the IAG shares.

How will my income tax and NIC be collected?

Where possible, the income tax and NIC payable on exercise will be collected by your employer through the PAYE system. If you are likely to have insufficient net salary in the month of exercise to meet the tax and NIC liabilities, you are required to make arrangements to refund the balance of the tax due to your employer.

Unless you provide the additional funds to meet the liability, your employer may make the necessary arrangements to withhold sufficient shares to meet any outstanding liability.

Do I need to include the exercise of my EPRs on my UK tax return?

Generally there is no need to include details of the exercise on your UK Self Assessment return. The position may differ where you are a leaver and you should then contact Group Taxation for assistance.

What are the UK tax implications if my shares remain held in trust following exercise?

Although your IAG shares may remain held in trust for a period of 10 years after exercise, UK income tax and NIC will still apply at the date of exercise of the EPRs in the manner described above. The next UK taxing point will be when the IAG shares are sold.

What will happen if I decide not to exercise my EPRs?

If the EPRs lapse without being exercised then you should not be subject to tax or NIC on the EPRs.

IAG EXECUTIVE PERFORMANCE RIGHTS - 2008/2009 EXPLANATORY BOOKLET

INTERNATIONAL TAX SUMMARY - THAILAND

INTRODUCTION

The following taxation summary assumes that you are, and remain, a Thai resident for taxation purposes. **The information is general in nature** and relates to Thailand taxation rules that apply to awards made under the Executive Performance Rights (EPRs) Plan. It does not take into account your personal circumstances or other tax liabilities which may arise in other jurisdictions.

It is strongly recommended that you seek professional advice in relation to your personal circumstances prior to exercising your EPRs from a professional advisor.

TAXATION OF YOUR IAG EPRS

The Thai Revenue Code treats income from different sources in different ways.

Income from a source in Thailand is subject to personal income tax regardless of whether or not such income is paid in or outside Thailand.

Thai source is defined as performing duties in Thailand from a post or office held, or business carried on, in Thailand or from business of an employer in Thailand or from a property situated in Thailand. Thai tax is payable whether such income is paid in or outside Thailand and whether or not one is a resident of Thailand.

Income from a foreign source is subject to personal income tax only where residents remit the income to Thailand.

A resident of Thailand means a person residing in Thailand in aggregate for a period of 180 days or more in the relevant calendar year.

GRANT

You will not be subject to Thai personal income tax on the grant of your EPRs.

EXERCISE

When you exercise your EPRs, the fair market value of Executive Performance Shares at exercise date will be subject to Thai personal income tax as employment income. The taxable benefit will be taxed at progressive tax rates of up to a maximum of 37%.

You are required to include any taxable benefit received upon exercise of EPRs in your annual personal income tax return (PND 91 Form) for the year in which it is received. The due date of filing the annual personal income tax return is 31st March of the following year.

TAXATION CONSEQUENCES OF SELLING EXECUTIVE PERFORMANCE SHARES ACQUIRED FROM YOUR EPRS

Thai residents will be taxed on the difference between the sale proceeds and the amount already subject to tax (fair market value of Executive Performance Shares at the date of exercise) when the gain is remitted into Thailand in the same calendar year earned.

If the gain is not remitted into Thailand in the same calendar year earned, then no Thai taxation is triggered.

You are required to include any taxable capital gain received upon sale of IAG shares in your annual personal income tax return (PND 90 Form). The due date of filing the annual personal income tax return is 31st March of the year following the share disposal.

The Bank of Thailand has recently issued new regulations that any person who acquires foreign currency of USD 20,000 or more from abroad is required to immediately bring the proceeds into Thailand and sell it to, or deposit it with, an authorised commercial bank in Thailand within 360 days. However, a foreigner who is allowed to temporarily stay in Thailand (not exceeding 3 months) is not required to bring the proceeds into Thailand.

DIVIDENDS

Thai residents will be taxed on dividends when the dividends are brought into Thailand in the same calendar year as earned. If the dividends are not remitted into Thailand in the same calendar year as earned, then no Thai taxation is triggered.

DIVIDENDS

Will the dividends I receive on my IAG shares be taxable?

Any dividends you receive on your IAG shares following the exercise of your EPRs will be subject to UK tax at a rate of 10% for lower and basic rate taxpayers, and 32.5% for higher rate taxpayers. As the dividend is a foreign dividend, a foreign tax credit may be claimed for foreign taxes paid.

SALE

Will I be subject to UK tax when I sell my Executive Performance Shares?

Assuming you are domiciled in the UK you may be subject to UK capital gains tax.

How is my capital gain calculated?

The capital gain is calculated as the difference between the sales proceeds received and the amount paid to acquire the shares plus any amount previously subject to income tax (which together are generally equal to the market value of the shares at exercise). The calculation may be more complex, however, if you already hold IAG shares.

If you already hold IAG shares or acquire IAG shares at different times, there are "matching rules" used when calculating the capital gain on the disposal of any shares. These rules have been simplified with effect from 6 April 2008. However specific advice on these rules should be sought.

If your chargeable gains exceed your annual exemption, you will pay capital gains tax on the amount in excess of your annual exemption. Tax will be charged at a rate of 18%. You will be entitled to an annual exemption to use against any capital gains you make in a tax year (£9,600 for the 2008/09 tax year).

Will my employer withhold any capital gains tax?

Your employer will not withhold any capital gains tax which you may have to pay and it is your responsibility to declare it to the UK income tax authorities and pay any tax due. Where your capital gains exceed £9,600 or the total proceeds from all disposals exceed £38,200 in a year, you will need to declare the capital gains in a UK tax return. If you file a paper return, your return should be submitted by 31 October following the end of the tax year to which it relates. If you file your UK tax return electronically, you are required to submit it by 31 January following the end of the tax year it relates to.

a Shared future

IAG
Insurance Australia Group

IAG EXECUTIVE PERFORMANCE RIGHTS PLAN – 2008/2009 EXPLANATORY BOOKLET – INTERNATIONAL TAX SUMMARY – NEW ZEALAND

The following information provides a summary of the New Zealand taxation rules that apply to benefits granted under the Executive Performance Rights (EPR). . **The information is general in nature** and intended to be a reference that you can provide to your taxation adviser.

It is strongly recommended that you seek professional advice in relation to your personal circumstances. If you, or your adviser has any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain, a New Zealand resident for taxation purposes. Hence, if your tax residency status changes, we recommend that you seek professional advice from your taxation adviser.

TAXATION OF YOUR EPRs

You will be subject to New Zealand tax on your EPRs when you exercise them to acquire IAG shares. The taxable benefit is the difference between the market value of IAG shares at the time you exercise the EPRs and the cost incurred in acquiring the Executive Performance Shares. This is irrespective of whether you arrange for the shares to be transferred to you from the Trustee or they are held in trust. The taxable benefit will be taxed at marginal tax rates of up to 39%.

There is a risk that if the shares remain in the trust after exercise, that New Zealand will seek to tax the proceeds when the shares are sold, without allowing for the fact that tax has been paid at exercise. For this reason, it may be preferable that as a New Zealand tax resident you acquire ownership of your shares immediately upon exercise of your EPRs.

If your EPRs lapse, you will not be subject to New Zealand tax.

TAXATION CONSEQUENCES OF SELLING SHARES ACQUIRED FROM YOUR RIGHTS

There is no capital gains tax in New Zealand. Consequently, there will be no further tax imposed when you dispose of the Executive Performance Shares, provided you did not acquire the EPRs for a dominant purpose of disposal, you do not carry on a business of dealing in shares or similar property, and you did not acquire the EPRs as part of a profit making undertaking or scheme.

TAXATION CONSEQUENCE OF HOLDING SHARES ACQUIRED FROM YOUR RIGHTS

If you continue to retain Executive Performance Shares after exercise, you will be taxed on any dividends paid to you. You cannot claim the Australian franking credit in your New Zealand tax return however you will only be subject to tax on the net dividend income, i.e. the cash amount received.

As IAG is an Australian resident company that is listed on an approved index under the Australian Securities Exchange (ASX), your shares in IAG will be exempt from the Foreign Investment Fund (FIF) regime in New Zealand.

If Australian withholding tax is deducted from any dividend then the gross amount of the dividend (ie as if withholding tax had not been deducted, but ignoring any franking credits) will be subject to income tax at your personal marginal tax rate, with a credit for the Australian withholding tax deducted, up to a maximum of the New Zealand tax payable in respect of the dividend.

If dividends received by you have Australian withholding tax deducted, or if you received dividends totalling more than NZ$200, on your IAG shares once

[1] Residual income is your tax liability after the deduction of tax credits but before the deduction of provisional tax paid. These tax credits include PAYE, creditable foreign tax, imputation credits and resident withholding tax.

transferred to you, you will be required to file a personal tax return declaring those dividends (and claiming any relevant credit).

REPORTING REQUIREMENTS

IAG is not required to report the EPRs income to the Inland Revenue Department (IRD) or deduct any Pay-As-You-Earn (PAYE) from you on the income. Hence, you are required to report the relevant EPRs benefits in your annual individual income tax return (IR 3).

PROVISIONAL TAX

The tax liability on the EPRs income rests solely with you and therefore you should consider provisional tax obligations. If you expect your residual income tax[1] to exceed $35,000 for the income year, you should consider making voluntary provisional tax payments to avoid use of money interest (currently 14.24% per annum) being imposed. Provisional tax is payable in advance in three instalments, ie. 28 August of the current year, and 15 January and 7 May of the following year. You will therefore need to consider provisional tax implications in deciding when to exercise your DARs.

You will therefore need to consider provisional tax implications in deciding when to exercise your EPRs.

[1] Residual income is your tax liability after the deduction of tax credits but before the deduction of provisional tax paid. These tax credits include PAYE, creditable foreign tax, imputation credits and resident withholding tax.

Lodged 2/9/2007 APRA/wc

1E4739044

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders and proprietary company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
INSURANCE AUSTRALIA GROUP LIMITED

ACN/ABN
090 739 923

Corporate key
58604760

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
INSURANCE AUSTRALIA GROUP LIMITED

Contact name/position description

ASIC registered agent number (if applicable)
21781

Telephone number
02 92928448

Postal address or DX address
LEVEL 26, NRMA CENTRE 388 GEORGE STREET
SYDNEY, NSW, 2000

Total number of pages including this cover sheet

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
REVELL, GLENN DEREK

Capacity
☐ Director
☑ Company secretary

Signature
[signature]

Date signed
0 1 / 0 9 / 0 8
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder. A company does not have to notify ASIC that an officeholder has ceased if the officeholder has already notified ASIC by lodging a Form 370 *Notification by officeholder of resignation or retirement.*

Role of ceased officeholder
Select one or more boxes

- [✓] Director
- [ ] Secretary
- [ ] Alternate director —— Person alternate for:

Date officeholder ceased

Date of change
3 1 / 0 8 / 0 8
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: HAMILTON
Given names: NEIL DOUGLAS

Date of birth
0 2 / 0 5 / 5 2
[D D] [M M] [Y Y]

Place of birth (town/city): FREMANTLE
(state/country): WA

B1 Continued... Cease another company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder. A company does not have to notify ASIC that an officeholder has ceased if the officeholder has already notified ASIC by lodging a Form 370 *Notification by officeholder of resignation or retirement.*

Role of ceased officeholder
Select one or more boxes

- [✓] Director
- [ ] Secretary
- [ ] Alternate director —— Person alternate for:

Date officeholder ceased

Date of change
3 1 / 0 8 / 0 8
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: ROSS
Given names: ROWAN ALEXANDER

Date of birth
0 6 / 1 0 / 4 8
[D D] [M M] [Y Y]

Place of birth (town/city): GLEN INNES
(state/country): NSW

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder. A company does not have to notify ASIC that an officeholder has ceased if the officeholder has already notified ASIC by lodging a Form 370 *Notification by officeholder of resignation or retirement.*

Role of ceased officeholder
Select one or more boxes

☐ Director

☐ Secretary

☐ Alternate director —— Person alternate for

Date officeholder ceased

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name

Given names

Date of birth
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Place of birth (town/city)

(state/country)

B1 Continued... Cease another company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder. A company does not have to notify ASIC that an officeholder has ceased if the officeholder has already notified ASIC by lodging a Form 370 *Notification by officeholder of resignation or retirement.*

Role of ceased officeholder
Select one or more boxes

☐ Director

☐ Secretary

☐ Alternate director —— Person alternate for

Date officeholder ceased

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name

Given names

Date of birth
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Place of birth (town/city)

(state/country)

END